4/3

06012627

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Lottomatica S.p.A

*CURRENT ADDRESS Via Mosca, 45
Roma
Italy

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 19 2006 E
THOMSON
FINANCIAL

FILE NO. 82- 34963 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☐
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☑
DEF 14A	(PROXY)	☐			

OICF/BY: EBS
DAT : 4/18/08

LOTTOMATICA S.P.A.

MATERIALS ACCOMPANYING APPLICATION
BY LOTTOMATICA S.P.A. FOR THE
RULE 12G3-2(B) EXEMPTION

March 31, 2006

CONFIDENTIAL

Volume 1 of 2

Dewey Ballantine LLP
New York

1301 Avenue of the Americas
New York, New York 10019
Telephone: 212-259-8000
Facsimile: 212-259-6333

TABLE OF CONTENTS

Italy Documents

Italy Documents

TAB	DATE	TITLE
22	April 12, 2005	Press Release: Lottomatica Shareholders' Meeting.
23	April 12, 2005	Press Release: Rosario Bifulco appointed as Chairman and CEO of Lottomatica.
24	April 12, 2005	Minutes of the shareholders' meeting of April 12, 2005 (including the Company's new by-laws).
25	April 2005	Lists of candidates to the offices of Director, Statutory Auditor and External Auditor.
26	April 2005	Organization and management model.
27	April 2005	Code of conduct.
28	May 4, 2005	Press Release: Lotto game: wagers total 545.6 million euro in April 2005.
29	May 9, 2005	Press Release: Conference call First Quarter 2005 Financial Results.
30	May 12, 2005	Press Release: Lottomatica Approves 2005 1st Quarter Results.
31	May 12, 2005	Analyst Meeting: 1Q05 Financial Results.
32	May 20, 2005	Press Release: Goodbye revenue stamps: Welcome 'tailor-made' stamp duties.
33	May 24, 2005	Press Release: Changes to TRIS horse racing bets management.
34	May 2005	Internal regulation regarding the guidelines for the treatment and disclosure of confidential information.
35	May 2005	Annual report on the corporate governance.
36	June 1, 2005	Press Release: Lotto game: wagers total 463.2 million euro in May 2005.
37	June 15, 2005	Press Release: Lottomatica will file an appeal with the Council of State against the TAR decision.
38	June 30, 2005	Consolidated Report as of June 30, 2005.
39	July 4, 2005	Press Release: Lottomatica Italia Servizi: Top-up services for H3G video mobile phones as well.
40	July 5, 2005	Press Release: Lotto game: wagers total 508.1 million euro in June 2005.
41	July 21, 2005	Press Release: Merger by incorporation of Lottomatica S.p.A. and FinEuroGames S.p.A. into Newgames S.p.A. approved.

Italy Documents

TAB	DATE	TITLE
42	July 21, 2005	Plan of merger of Lottomatica and FinEuroGames S.p.A. into NewGames S.p.A., including Directors' Report and Fairness Opinion.
43	August 3, 2005	Press Release: Lotto game: wagers total 533.2 million euro in July 2005.
44	August 4, 2005	Press Release: Scratch & Win' lottery wagers top 1 billion euro in the first year of activities.
45	August 4, 2005	Press Release: Arbitration Proceeding On Lotto Concession Expiry.
46	September 5, 2005	Press Release: Lotto game: Wagers total 495 million euro in August 2005.
47	September 5, 2005	Press Release: Conference call: Transition to IAS/IFRS.
48	September 8, 2005	Press Release: Lottomatica Announces FY2004 Results in Accordance with IAS/IFRS Accounting Standards.
49	September 8, 2005	Transition to IAS/IFRS - Restatement of FY04 Results.
50	September 9, 2005	Press Release: Call of the meeting of Noteholders & Notice of Terms.
51	September 12, 2005	Information memorandum relating to the merger of Lottomatica and FinEuroGames S.p.A. into NewGames S.p.A. and relevant attachments.
52	September 22, 2005	Press Release: Merger Lottomatica-FinEuroGames in NewGames EGM.
53	September 22, 2005	Internal Regulation Governing Shareholders' Meetings.
54	September 22, 2005	Minutes of the shareholders' meeting of September 22, 2005.
55	September 23, 2005	Press Release: Conference call First Semester 2005 Results.
56	September 26, 2005	Analyst Meeting: 1H05 Financial Results.
57	September 26, 2005	Press Release: Lottomatica Approves 1h05 Results According To IAS/IFRS Accounting Standards.
58	September 30, 2005	Consolidated Report as of September 30, 2005.
59	October 5, 2005	Press Release: Lotto game: Wagers total 539.3 million euro in September 2005.
60	October 10, 2005	Press Release: Meeting of Noteholders approved today the merger of Lottomatica S.p.A. and FinEuroGames S.p.A into NewGames S.p.A.
61	October 10, 2005	Minutes of Noteholders' Meeting.
62	October 24, 2005	List of Company's Relevant Participations.

Italy Documents

TAB	DATE	TITLE
63	October 28, 2005	Press Release: First 30 days of activities for the Scratch & Win lottery "Miliardario" Wagers reached 50 million euro.
64	November 4, 2005	Press Release: Lotto game: Wagers total 564.1 million euro in October 2005.
65	November 9, 2005	Press Release: Conference call Results Nine months 2005.
66	November 11, 2005	Press Release: Lottomatica approves 9m05 results according to IAS/IFRS accounting standards.
67	November 11, 2005	Analyst Meeting: 9M05 Financial Results ended September 30th 2005.
68	December 7, 2005	Listing prospectus relating to NewGames S.p.A. (now Lottomatica).
69	December 14, 2005	Press Release: Execution of the merger deed by incorporation of Lottomatica S.p.A. and FinEuroGames S.p.A. into NewGames S.p.A.
70	December 14, 2005	Merger deed relating to the merger of Lottomatica and FinEuroGames S.p.A. into NewGames S.p.A.
71	December 16, 2005	Press Release: Arbitration proceeding on lotto concession expiry.
72	December 2005	Code of Internal Dealing, regarding the trading of Lottomatica's and Lottomatica's subsidiaries' shares carried out by insiders.
73	January 4, 2006	Press Release: Lotto game: Wagers total 672.1 million euro in December 2005.
74	January 10, 2006	Press Release: Lottomatica to acquire 100% of Gtech Holdings.
75	January 12, 2006	Press Release: Additional information on the operation of acquisition of GTECH Holdings Corp.
76	January 22, 2006	By-laws of Lottomatica.
77	January 26, 2006	Press Release: Lottomatica SpA: 2006 yearly calendar of company events.
78	February 6, 2006	Press Release: Lottomatica: Entry In The New Market Sector Of E-Money Through Its Subsidiary Cartalis.
79	February 7, 2006	Press Release: Lotto game: Wagers total 653.4 million euro in January 2006.
80	February 24, 2006	Press Release: Stock Option Exercise.
81	March 6, 2006	Press Release: Conference call Invitation Full Year 2005 Results.
82	March 6, 2006	Press Release: Lotto game: Wagers total 643.3 million euro in February 2006.

Italy Documents

TAB	DATE	TITLE
83	March 9, 2006	Press Release: Financial Results FY05
84	March 9, 2006	Analyst Meeting: Financial Results for the year ended December 31, 2005.
85	March 9, 2006	Code of Internal Dealing, regarding the trading of Lottomatica's and Lottomatica's subsidiaries' shares carried out by insiders.
86	March 9, 2006	Internal regulation regarding the guidelines for the treatment and disclosure of confidential information (updated version).
87	March 10, 2006	Notice of Call of Shareholders' Meeting of April 12 or 13, 2006 (as published in two newspapers).
88	March 10, 2006 (to CONSOB) and March 27, 2006	Directors' Reports on the items of the agenda of the Shareholders' Meeting to be held on April 12 or 13, 2006; report on the Company's corporate governance.
89	January 6, 2006 - January 24, 2006	Various internal dealing reports related to the subscription, and in some cases, the sale of the Company's shares arising from stock option plans in favor of the Group's directors and executives.

Luxembourg Documents

90	September 9, 2005	Notice of a meeting to the holders of €360,000,000 4.80% Notes due 2008.
91	September 9, 2005	Notice of Terms of Proposal and Cash Payment.
92	October 10, 2005	Press Release: Noteholders Meeting - Proposal.
93	October 11, 2005	Notice to the holders of those of the €360,000,000 4.8% Notes due 2008 then outstanding.

LOTTOMATICA

BALANCE SHEET
INCOME STATEMENT
and
EXPLANATORY NOTES

AS OF 31 DECEMBER 2004

LOTTOMATICA S.p.A. BALANCE SHEET - ASSETS	Report as of 31.12.2004	Report as of 31.12.2003
A) DUE FROM SHAREHOLDERS FOR UNPAID CAPITAL	-	1,304,875
	-	1,304,875
B) FIXED ASSETS		
I. *INTANGIBLE ASSETS*		
1) Start-up and expansion costs	4,385,664	6,052,115
2) Research and development	-	-
3) Industrial patent and intellectual property rights	5,693,501	4,159,998
4) Concessions, licences, trademarks and similar rights	1,206,479	521,274
5) Goodwill	356,626,642	404,841,606
6) Fixed assets under development and advances	-	-
7) Other intangible assets	6,917,999	4,382,789
	374,830,285	419,957,782
II. *TANGIBLE ASSETS*		
1) Land and buildings	-	-
2) Plant and equipment	27,646,086	10,285,024
3) Industrial and business equipment	-	-
4) Other assets	510,614	557,514
6) Fixed assets under construction and advances	616,265	2,950,600
Total	28,772,965	13,793,138
FREELY TRANSFERABLE ASSETS		
2) Plant and equipment	52,193,360	81,462,291
3) Industrial and business equipment	-	-
4) Other assets	89,461	210,663
6) Fixed assets under construction and advances	7,631,684	25,356,354
Total	59,914,505	107,029,308
III. *INVESTMENTS*		
1) Equity investments in:		
a) Subsidiary companies	150,018,391	216,177,576
b) Associated companies		
d) Other companies	103,956	103,956
2) Receivables		
-) Guarantee deposits	315,193	296,299
3) Other securities		
Total	150,437,540	216,577,831
TOTAL B)	613,955,395	757,358,059
C) CURRENT ASSETS		
I. *INVENTORIES*		
1) Raw materials, secondary materials and consumables	378,764	422,537
Total	378,764	422,537
II. *RECEIVABLES*		
1) Due from customers within 12 months	5,552,138	9,562,850
-) trade payables	5,552,138	9,562,850
-) financial payables		
Due from customers beyond 12 months		-
-) trade payables		
-) financial payables		
2) Due from subsidiary companies within 12 months	64,118,269	65,551,832
-) trade payables	28,257,460	11,028,865
-) financial payables	35,860,809	54,522,967
Due from subsidiary companies beyond 12 months	11,598,527	19,539,260
-) trade payables	-	-
-) financial payables	11,598,527	19,539,260
3) Due from associated companies within 12 months	-	-
4) Due from parent companies within 12 months	-	
4 - bis) Tax assets	22,083,868	10,939,767
4 - ter) Advance taxes	32,621,036	45,170,769
5) Due from others within 12 months	14,862,101	10,831,717
Total	150,835,939	161,596,195
III. *CURRENT FINANCIAL ASSETS*		
Other securities	64,129,150	
Other equity investments	-	-
Total	64,129,150	
IV. *CASH AND EQUIVALENT*		
1) Bank and postal deposits	185,188,992	177,651,552
2) Cheques	-	-
3) Cash on-hand and valuables	20,009	14,499
Total	185,209,001	177,666,051
TOTAL C)	400,552,854	339,684,783
D) ACCRUED INCOME AND PREPAID EXPENSES		
-) Prepaid expenses	5,778,953	6,519,716
-) Discount on bond issue within 12 months	194,400	194,400
-) Discount on bond issue beyond 12 months	577,874	772,274
-) Accrued income	148,726	
TOTAL D)	6,699,953	7,486,390
TOTAL ASSETS	1,021,208,102	1,105,834,107
Receipts and Payments (Presidential Decree No. 560 of 16.09.1996)		
Ministry for Receipts and Payments due within the next period	19,100,281	78,864,053
CASH AND EQUIVALENT		
Bank and postal deposits	460,758,540	108,647,169
	479,858,821	187,511,222
GRAND TOTAL	1,501,066,923	1,293,345,329

LOTTOMATICA S.p.A. BALANCE SHEET - LIABILITIES	Report as of 31.12.2004	Report as of 31.12.2003
A) SHAREHOLDERS' EQUITY		
I Share capital	88,939,280	88,809,280
II Share premium reserve	116,079,507	243,616,104
III Revaluation reserve pursuant to Law No. 350/2003	20,843,770	20,843,770
IV Legal reserve	17,761,856	17,710,781
VII Other reserves		
-) Other reserves	-	15,382,440
VIII Profit (loss) carried over	-	3,449,904
IX Profit (loss) for the period	47,119,000	29,528,794
TOTAL A)	290,743,413	419,341,073
B) PROVISIONS FOR RISKS AND CHARGES		
1) Pension and similar costs	1,510,379	1,500,000
2) Provision for taxes (including deferred taxes)	7,545,767	957,295
3) Other provisions	15,200,127	2,524,053
TOTAL B)	24,256,273	4,981,348
C) STAFF SEVERANCE FUND	4,071,690	3,358,858
D) PAYABLES		
1) Bonds due within 12 months	473,425	473,425
Bonds due beyond 12 months	360,000,000	360,000,000
7) Due to suppliers within 12 months	91,480,965	87,261,239
Due to suppliers beyond 12 months	-	-
8) Debt instruments due within 12 months		
Debt instruments due beyond 12 months		
9) Due to subsidiary companies within 12 months	203,933,650	188,143,448
-) trade payables	14,572,166	9,048,549
-) financial payables	189,361,484	179,094,899
11) Due to parent companies within 12 months	14,294,146	474,844
Due to parent companies beyond 12 months		
12) Taxes payable within 12 months	9,925,073	8,582,223
Taxes payable beyond 12 months	-	2,444,640
13) Due to social security institutions within 12 months	1,653,390	1,599,604
Due to social security institutions beyond 12 months	-	-
14) Other payables due within 12 months	12,964,872	24,569,694
Other payables due beyond 12 months	-	-
15) Due to affiliated companies	4,427,893	1,298,032
TOTAL D)	699,153,414	674,847,149
E) ACCRUED EXPENSES AND DEFERRED INCOME	2,983,312	3,305,679
TOTAL LIABILITIES	1,021,208,102	1,105,834,107
Receipts and Payments (Presidential Decree No. 560 of 16.09.1996)		
PAYABLES to Ministry for profits due to the Tax Office	459,405,641	141,352,930
PAYABLES to Ministry for pension fund	12,264,120	16,130,311
PAYABLES to Ministry for accrued interest	855,261	442,289
PAYABLES to Lottomatica	730,057	3,177,357
PAYABLES for winnings to be paid	6,591,448	26,457,433
PAYABLES for a great number of winnings	10,102	835,046
PAYABLES to telephone operators	2,192	434
	479,858,821	187,511,222
GRAND TOTAL	1,501,066,923	1,293,345,329
MEMORANDUM ACCOUNTS		
Guarantees	78,710,194	72,015,293
Others	115,572,495	86,255,198
	194,282,690	158,270,491

LOTTOMATICA S.p.A. INCOME STATEMENT		Report as of 31.12.2004	Report as of 31.12.2003
A) VALUE OF PRODUCTION			
1) Revenues from sales or services		504,042,890	430,112,292
2) Change in inventories		-	-
4) Capitalisation of internal construction costs		-	295,000
5) Other earnings and proceds		38,340,944	10,194,677
-) Revenues from subsidiary companies		33,215,254	8,915,980
-) Others		5,125,690	1,278,697
	Total (A)	542,383,834	440,601,969
B) PRODUCTION COSTS			
6) Raw materials, secondary materials, consumables and goods		30,025,819	32,083,170
7) Services		204,910,091	195,211,948
8) Leases and rentals		10,136,612	8,706,438
	Total	245,072,522	236,001,556
9) Personnel			
a) Wages and salaries		28,075,761	25,818,538
b) Social security contributions		9,331,286	8,774,402
c) Staff severance fund		1,604,977	1,470,955
d) Pension and similar costs		-	-
e) Other costs		235,090	237,305
	Total	39,247,114	36,301,200
10) Amortization, depreciation and write-downs			
a) Amortization of intangible assets		61,140,927	68,071,102
b) Amortization of tangible assets		42,170,267	41,859,198
c) Other write-downs of fixed assets		608,546	-
d) Write-down of current receivables and cash and equivalent		348,478	
	Total	104,268,218	109,930,300
11) Change in inventories		43,772	134,644
12) Provisions for risks		455,000	
13) Other provisions		1,739,269	890,045
14) Other operating expenses		28,600,469	2,654,879
	Total (B)	419,426,364	385,912,624
DIFFERENCE BETWEEN PRODUCTION VALUE AND COSTS		122,957,470	54,689,345
C) FINANCIAL INCOME AND CHARGES			
15) Income from equity investments:			
-) in group companies		7,464,498	41,754,276
16) Other financial income			
-) in group (subsidiary) companies		1,238,726	1,254,235
-) other income		3,723,508	1,251,477
17) Interest payable and other financial charges			
-) in group companies		-4,258,366	-497,892
-) other charges		-17,573,652	-18,816,298
17 - BIS) Foreign exchange gains and losses		-140,798	47,370
	Total (C)	-9,546,084	24,993,068
D) REVALUATIONS			
18) Revaluations:			
a) of equity investments		-	2,137,217
19) Write-downs:			
a) of equity investments		-1,722,008	-20,833,013
	Total (D)	-1,722,008	-18,695,796
E) EXTRAORDINARY INCOME AND CHARGES			
20) Extraordinary income			
-) from sale of tangible assets		38,626	19,976,858
-) from sale of equity investments		611,879	-
-) other		1,837,399	3,008,405
21) Extraordinary charges			
-) from sale of tangible assets		-2,654	-11,968
-) from sale of equity investments		-333,217	-31,085,546
-) others		-27,560,138	-23,287,755
	Total (E)	-25,408,105	-31,398,006
NET PROFIT BEFORE TAXES		86,281,273	29,588,611
22) INCOME TAXES FOR THE PERIOD:		-39,162,273	-59,817
-) Current taxes		-20,024,068	-7,535,674
-) Advance taxes		-12,549,733	
-) Deferred taxes		-6,588,472	7,475,857
TOTAL RESULT FOR THE PERIOD		47,119,000	29,528,794

Explanatory Notes

Preamble

Pursuant to Article 2497-bis of the Italian Civil Code, dealing with accounting information on the activities of company direction and co-ordination, a statement has been drawn up setting out a summary of the essential data from the last financial statements of the Company carrying out the activities of direction and control.

DEAGOSTINI SPA - FINANCIAL STATEMENTS AS OF 31.12.2003	
(Values in €/000)	
BALANCE SHEET	
ASSETS:	
A) Due from shareholders for unpaid capital	0
B) Fixed assets	280,951
C) Current Assets	290,725
D) Accrued income and prepaid expenses	47
Total Assets	671,723
LIABILITIES:	
A) Shareholders' Equity:	
- Share Capital	42,000
- Reserves	70,308
- Operating profit (loss)	33,802
B) Provisions for risks and charges	2,066
C) Staff Severance Fund	1,081
D) Payables	421,925
E) Accrued expenses and deferred income	541
Total Liabilities	671,723
GUARANTEES, COMMITMENTS AND OTHER RISKS	2,672,297
INCOME STATEMENT	
A) Value of production	4,208
B) Production costs	-19,817
C) Financial income and charges	50,219
D) Revaluations	-977
E) Extraordinary income and charges	83
Income taxes for the period	86
Operating profit (loss)	33,802

This company also draws up the consolidated financial statements.

The direction and co-ordination activities carried out by De Agostini S.p.A. can be summarised as follows:

- ensuring consistency in the decision-making process implementing the business strategy followed by the Group as a whole;
- the application of powers and duties of control in the context of the principles/rules on which the relationship between parent and subsidiary companies is based (Article 2359 of the Italian Civil Code).

The bodies of the Parent Company are also responsible for the following:

- the designation of members of the Board of Directors of Lottomatica;
- the validation of stock option plans;
- resolutions dealing with investments exceeding € 50 million;
- the definition of the Group's macro-organisation and the remuneration policy guidelines.

Pursuant to Article 2423-ter, paragraph 3, of the Italian Civil Code, liability item "*15. Due to affiliated companies*" has been included in the balance sheet in order to better reflect commercial relations with the De Agostini Group companies as of 31.12.2004, given their significance. A specific category of tangible assets was entered in the assets, named "*freely transferable assets*", in order to show the company's standing according to the nature of the business performed.

Notwithstanding Article 2426 of the Italian Civil Code, assets were revalued pursuant to Law No. 350/2003.

Consequential to the information to be provided in the Balance Sheet and the Income Statement, the figures recorded in the accounts as deferred and advance taxes have been shown by the addition of two specific items to the components indicated separately under Receivables C): *4-bis) taxes payable* and *4-ter) advance taxes*. A item was added to the Income Statement for the same reason as the above, namely *17-bis) Foreign exchange gains and losses*. The data as of 31 December 2003 were also reclassified in order to provide a correct basis of comparison.

The Group consolidated financial statements have been drawn up in compliance with Article 25 of Legislative Decree No. 127 of 9 April 1991.

The 2004 financial year ended with a net income of €/000 47,119.

Subsequent Events and *Relations with related parties* and type of business are described in the *Management Report*, to which reference is made.

GENERAL ASPECTS

Over 2004 Lottomatica:

- has continued to provide the *Collection service for the Lotto wagers and the payment of the winnings* pursuant to Presidential Decree No. 560 of 16 September 1996;
- has continued with the collection of the Tris betting by virtue of the agreement signed with SaraBet S.r.l. in 2000. It is in the context of this business activity that it bought the pari-mutuel system of Twin in May 2004 for a consideration of €/000 2,521. As of 30 April 2004, the acquire business showed net assets of €/000 1,231; consequently, Lottomatica took over at the acquisition date goodwill of €/000 1,290. The business value was calculated on the basis of a valuation carried out by an independent advisor;
- has continued to provide services for horse racing and sporting agencies and for racecourses;
- has continued with the collection from Totocalcio games by virtue of the license granted to Consorzio Lottomatica Giochi Sportivi, 85% owned by Lottomatica;
- has started up the distribution and sales of the traditional and instant lotteries from April 2004 by virtue of the license granted to Consorzio Lotterie Nazionali, 63% owned by Lottomatica;
- has been involved in the incorporation of Triplet S.p.A.. The two companies in a Temporary Business Combine participated in a tender to select operators to whom to license the activation and operation of the network to manage legal games via remote connection, using amusement and entertainment equipment. The selection procedure concluded on 28 June 2004 and *AAMS* gave formal notice of the results, published in the Official Gazette of 30 June 2004, according to which the Temporary Business Combine was awarded the concession. In the context of the operation of the video lottery business, Lottomatica acted as the representative of the Temporary Business Combine, accepting liability for all costs incurred in the start-up of the initiative and receiving all income up to 31 December 2004. The company Videolot Gestione was subsequently established on 16 November 2004 as a joint stock company with a single shareholder to organise, manage, purchase, dispose of, distribute and operate amusement and entertainment equipment;
- in the context of the rationalisation of the corporate structure, the liquidation of the subsidiary company Twin S.p.A. in liquidation was completed on 31 December 2004;
- the sale of GBC S.A. was completed during September 2004, the Company thus finally exiting from the Bingo business;
- for the purposes of improving the allocation of the group's financial resources, Lottomatica Italia Servizi and Lottomatica Sistemi bank accounts were cash pooled on Lottomatica S.p.A. main account on 22 November 2004. Under the cash pooling system all cash movements of minor companies, whether in the

form of withdrawals or deposits, are automatically offset by opposite and equal flows, coming from the controlling entity (Lottomatica S.p.A.) and received by the controlled entities (LIS and LS). As a consequence, the current accounts of the two companies retain a constant zero balance.

Lottomatica has also supplied the necessary technical, administrative and financial assistance to its Italian investee companies, charging services provided on the basis of the costs incurred.

STRUCTURE AND CONTENT

The Financial Statements as of 31 December 2004 were drawn up in compliance with the Italian Civil Code, and their results are described in this note; the structure and the content of the balance sheet and income statement comply with Article 2423-*ter*, 2424, 2424-*bis*, 2425 and 2425-*bis* of the Italian Civil Code.

The financial statements are accompanied by tables to analyse the balance sheet, the income statement, the cash-flow statement and the summary of the relationships with the Group Companies attached to the Explanatory Notes, which complete the information on the economic and financial position of the company.

For the purposes of greater transparency, the operating results of the Lotto wagers collection service effected on behalf of the Tax Authorities, have been shown in the asset and liability items of the financial statements as of 31 December 2004 pursuant to Presidential Decree No. 560 of 16 September 1996.

All amounts are stated in thousands of Euros, except as otherwise indicated.

The financial statements as of 31 December 2004 are subject to auditing by Reconta Ernst & Young S.p.A., the results of which are attached hereto.

ACCOUNTING PRINCIPLES

As laid down by Article 2423-*bis* of the Italian Civil Code, valuations were performed following the principle of prudence, considering the company as a going concern and taking into account the economic function of the assets and liabilities considered. Income and charges were entered on an accrual basis, regardless of the date when they are received or paid. Only the profits made on the date of closing the financial year have been indicated.

VALUATION CRITERIA

The most significant valuation criteria adopted to draw up the financial statements as of 31 December 2004 comply with Article 2426 of the Italian Civil Code and correspond to those applied in the previous financial year.

The exceptional requirements to apply the exceptions under Article 2423, paragraph 4, of the Italian Civil Code were not met during the financial year in question.

INTANGIBLE ASSETS

Intangible assets are recorded at purchase or production cost and amortised directly on a straight-line basis taking into account their useful lives. The purchase costs also includes any additional costs.

Specifically:

- *"Start-up and expansion costs"*: include the expenses incurred to increase the share capital, to train and instruct personnel, incurred to expand the network and are amortised over five years.
- *"Industrial patents and intellectual property rights"*: include the costs incurred for the acquisition and development, under a right of ownership or under license for use for

an indefinite time, of application software products, net of the amortization in line with the expected useful life (three or four years depending on the product) and amortised on a straight-line basis starting from the financial year economic use commenced.

- "*Concessions, licenses, trademarks and similar* rights": include the costs incurred for the acquisition of licenses for use for an indefinite time; these are amortised over three or four years depending on the expected useful life and amortised on a straight-line basis starting from the financial year economic use commenced.
- "*Goodwill*": has been entered under assets within the limits of the cost incurred and amortised pursuant to Article 2426, paragraph 6, of the Italian Civil Code. *Goodwill* in consideration of the acquisition of the Games division of EIS S.p.A. in 2003 and the goodwill relating to the acquisition of the abovementioned branch of business of Twin S.p.A. in 2004 have been amortised over 5 years. *Goodwill* resulting from the merger by incorporation of Lottomatica in Tyche is amortised over the residual life of the Lotto Game concession (9 years and three months) believed to be representative of the time period during which it will provide an economic benefit to the company;.
- "*Other assets*": include the costs incurred to adjust the leased assets to the Company's technical and operational requirements; amortization rates are proportional to the residual life of the leases or, if shorter, to that of the expected use. Furthermore, they include costs incurred to issue the Bond capitalised in 2003, to be amortized over five years equal to the loan term. Finally, they include costs to improve the processing capacities of Lottomatica network.

The table below shows the amortization rates used for each asset category.

Intangible assets	Amortization criteria
1) Start-up and expansion costs	5 years
2) Research costs	3 years
3) Patents	3 years
4) Concessions, licenses	3 years
5) Goodwill	
-) Branches of business	5 years
-) Merger difference	10,25 years
7) Others	
-) Leasehold improvements	contract term
-) Other Intangible Assets	2 years - 5 years

TANGIBLE ASSETS

Tangible assets are recorded at purchase cost, including additional charges (in accordance with the criteria laid down in Article 2426, paragraph 1, of the Italian Civil Code), and adjusted by the depreciation accumulated over the years.
The costs of ordinary maintenance required to keep them working efficiently, to ensure their expected useful life, their capacity and original productivity, and those required to repair break-downs or breakages, have been entered in the income statement in the financial year in which they were carried out.

The depreciation entered in the income statement is calculated systematically and constantly on the basis of the rates believed to be representative of the estimated useful life for each single asset category. Following a review of the original estimate, the depreciation figures for assets acquired in the course of the financial year have been calculated on a *pro rata temporis* basis with reference to the date on which entering into working order.

Values in #000 - Ordinary and Freely Transferable Assets	Depreciation criteria
2) Plant and equipment	20% - 15%
4) Other assets	12%

The table shows the depreciation rates used for each category.

Within the scope of Law No. 350/2003, last year Lottomatica S.p.A. carried out a revaluation of the assets limited to the plant and equipment category posted in 1999 and 2000, by using the method of the reduction in the depreciation fund accumulated as of 31.12.2003. Lottomatica attributed a useful life of at least two years to the assets subject to revaluation included in the abovementioned categories.
Fixed assets under construction and advances include purchase costs and advances to suppliers for the acquisition of tangible assets unused as yet; they also include Company-owned assets held by third parties on consignment and unused as yet. The depreciation of these costs will be carried out at the time of their effective use.

EQUITY INVESTMENTS

Equity investments are entered under investments when referring to long-term investments and under current financial assets if they were bought for future disposal.
Equity investments in subsidiary, associated companies and in other companies are recorded at purchase or subscription cost, including additional charges and with reference to companies which are not listed on the stock exchange. Their value has been reduced in the event of any permanent losses of value. The book value of the equity investments entered under investments takes into account any lower value estimated according to reasonable expectations and the ability to generate returns in future financial years. For the purpose of the period-end valuation and for appropriate comparison with their book value, shareholders' equity values have been converted to the currency of accounts at the period-end exchange rate. Where there is a permanent loss of value greater than the equity investment's book value, the deficit for the period has been entered in the Provisions for Risks and Charges. Medium and long-term receivables have been entered at their face value, with a possible reduction to their estimated realisable value.

INVENTORIES

Inventories are recorded at the lower of purchase or production cost, including additional charges, and their estimated realisable value determined with reference to market trends. Cost is determined on a "weighted-average cost" basis.

RECEIVABLES

These are stated at the estimated realisable value and classified as "Investments" or "Current assets", depending on their nature. These amounts comprise both the invoices already issued and the consideration for services, not yet invoiced, that had been provided and completed by 31 December.

Foreign currency receivables, originally recorded using the transaction-date exchange rates, are adjusted to reflect application of the period-end exchange rates and the resulting differences are recognised in the income statement as financial items.

CURRENT FINANCIAL ASSETS

These are represented by short-term government bonds whose cost is the related purchase cost including additional charges increased by the accrued interest for the period.
These assets are assessed at the lesser between the cost and realisable value, calculated based on the market.

CASH AND EQUIVALENT

These consist of bank and postal deposits, cash on hand and valuables and is valued at the presumable realisable value, which normally coincides with the face value.

PROVISIONS FOR RISKS AND CHARGES

These reflect the best estimate on the basis of the information available, known or likely losses or liabilities, the timing and extent of which cannot be determined at the end of the period. They reflect the best estimate on the basis of the outstanding commitments and the information available. These provisions cover:

- *"Pension and similar costs"*: representing the indemnities payable to a number of Directors on termination of their appointment pursuant to Article 2120 of the Italian Civil Code;
- *"Provision for taxes (including deferred taxes)"*: representing probable tax liabilities, the exact timing and extent of which cannot be determined; this item also include deferred tax liabilities resulting from the temporary differences between the statutory result and the taxable income, whenever these cannot be offset, due to their nature and terms, with advance taxes.
- *"Other provisions"*: representing other provisions;
  - *"provisions for losses on equity investments"*;
  - *"provisions for losses on restructuring charges"* to cover the cost of internal reorganisations and similar procedures;
  - *"other charges"* to cover legal disputes, for example, based on an estimate of the charges to be incurred.

STAFF SEVERANCE FUND

The staff severance fund is determined in accordance with current legislation (specifically Law No. 297 of 29 May 1982, which requires an annual revaluation comprising a fixed element and a variable element based on the rate of inflation) and the applicable collective agreement.

Every year the fund is adjusted based on accruals at year-end in favour of the personnel employed at that date and is calculated net of advances paid also with regard to additional pension funds.

The advances also include the substitute tax (11%) on the income resulting from revaluations of the staff severance indemnity paid by the withholding agent pursuant to Article 11, paragraphs 3 and 4, of Legislative Decree No. 47/2000.

PAYABLES

Payables are recorded at face value. Foreign currency payables, originally recorded using the transaction-date exchange rates, are adjusted to reflect application of the year-end exchange rates and the resulting differences are recognised in the income statement as financial items.

ACCRUALS AND DEFERRALS

These are recorded on an accruals basis to match costs and revenues to which they relate, in accordance with Article 2424-*bis*, paragraph 5, of the Italian Civil Code. Specifically, the item "D) Accrued Income and Prepaid Expenses" in the Balance Sheet assets separately indicates the discount on loans. The latter is amortised every year for the duration of the loan to which it refers.

The operating grants received by Consorzio Lottomatica Giochi Sportivi to activate the gaming machines for Totocalcio game are entered under "deferred income", and entered in

the income statement on the basis of the useful life of the assets for which the grants were obtained.

COSTS AND REVENUES
These are recorded according to the principle of prudence and in accordance with the matching principle, with the recognition of the related accruals and deferrals.
Revenues from Lotto wagers are represented by the remuneration determined by the resulting concessionary rates applied to the brackets of gross proceeds of the gaming performed.

EXCHANGE DIFFERENCES
In compliance with Article 2426-8-*bis)* of the Italian Civil Code, foreign currency receivables and payables that fall due within one year are adjusted directly to reflect application of the period-end rates of exchange, unless the related exchange risk is covered by a specific hedge. Profits or losses deriving from this adjustment are entered separately in the income statement under item "17bis) foreign exchange gains and losses"; included among financial income components. Any net income must be allocated to a proper reserve not distributable before realization.

DIVIDENDS
Dividends from subsidiary companies have been entered in the income statement on an accrual basis, that is, acquired in the financial year in which the profits from which they originated are realized.

INCOME TAXES
Income taxes for the period income have been calculated on the basis of the best estimate of the taxable income carried out in compliance with the relevant provisions in force.

In accordance with the principle of prudence, assets from deferred taxes are only recognised if there is reasonable certainty that the taxable income for the years in which the related timing differences are expected to reverse will be sufficient to recover the value of such timing differences.
Assets for advance taxes and liabilities for deferred taxes are set off against each other, if allowed by law, and reported on a net basis in the financial statements. They are classified respectively under "4-ter) advance taxes" among current assets and under "2) Provision for taxes (including deferred taxes)" among provisions for risks and charges. The matching entries are reported as advance or deferred taxes within the income taxes for the period.
The fiscal benefit of tax losses carried forward is recognised if it is reasonably certain that such losses, even if incurred in prior years, will be offset against future taxable income.

Over the year under consideration the greater part of the Provision for deferred taxes was influenced by the tax effect of the application of the financing rules introduced by Legislative Decree No. 344 of 12 December 2003 concerning advance tax amortization.

Deferred taxes are determined using the tax rates expected to be in force when the related timing differences reverse. Appropriate adjustments are made for tax rate changes, on condition that the related legislation has come into force by the time the financial statements are prepared.
Starting from 2004, the Company, as a consolidated entity, will participate in the national fiscal consolidation for De Agostini Group companies.

No dispute is pending with Tax Authorities with reference to those financial years which are still open from a tax point of view.
With regard to the elimination from the financial statements of any previous fiscal interferences (elimination of paragraph 2 of Article 2426 and amendment to Article 2427, no. 14, of the Italian Civil Code), according to the principle that does not allow any fiscal item relating to previous financial years to be maintained, it is specified that no adjustment was necessary in this respect upon closure of the previous financial year, since no value was present which had been accounted for only in compliance with tax regulations.

MEMORANDUM ACCOUNTS

These have been entered in the financial statements in compliance with Accounting Standard 22 of the Italian board of registered certified accountants (*Dottori Commercialisti e Ragionieri*). "Guarantees given" (entered at their full amount) include the value of guarantees or other securities issued by the Company or by insurance companies for direct or indirect contractual obligations of the Company.

NOTES TO THE BALANCE SHEET
ASSETS

B) FIXED ASSETS

These total €/000 613,956 (€/000 757,358 as of 31.12.2003). The is made up of historical costs, excluding the relevant amortization and depreciation rates.

Values €000	Report as of 31.12.2003	Changes over the period						Report as of 31.12.2004
		Reclassifications	Increases	Decreases	Write-downs	Capital gain (loss)	Amortization and depreciation	
Intangible Assets	419,958	-	16,981	-638	-330		-61,141	374,830
Tangible Assets	13,793	15,570	6,933	-1,455	-243		-5,825	28,773
Tangible Assets - Freely Transferable Assets	107,029	-15,570	4,897	-62	-35		-36,345	59,915
Investments	216,578	-	314	-66,781	-152	479		150,438
Total	757,358	-	29,126	-68,935	-761	479	-103,311	613,956

B I) INTANGIBLE ASSETS

These amount to €/000 374,830 (€/000 419,958 as of 31.12.2003):

Intangible assets - Historical cost

Values in €/000	Report as of 31.12.2003	Changes over the period				Report as of 31.12.2004
		Reclassifications	Increases	Write-downs	(Decreases)	
1) Start-up and expansion costs	31,797	-	1,032	-	-	32,829
2) Research costs	118	-	-	-	-	118
3) Patents						
-) Software Products	1,845	-	549	-	-	2,394
-) CONI Software Products	83	-	27	-	-	109
-) CONI Software Development	659	-	-	-	-	659
-) Software Development	25,995	-	5,701	-	-	31,696
4) Concessions, licenses	5,064	-	2,368	-	-638	6,793
5) Goodwill						
-) Sogei Goodwill	36,978	-	-	-	-	36,978
-) Tris Goodwill	0	-	1,290	-	-	1,290
-) COS Goodwill	7,310	-	-	-	-	7,310
-) EIS Goodwill	1,377	-	-	-	-	1,377
-) TYCHE Goodwill	501,959	-	-	-	-	501,959
6) Fixed assets under development and advances	0	-	-	-	-	-
7) Others						
-) Leasehold improvements	6,074	-	1,997	-330	-	7,741
-) System costs	34,019	-	-	-	-	34,019
-) Other Intangible Assets	3,397	-	4,019	-	-	7,415
TOTAL	656,675	-	16,981	- 330	- 638	672,688

Intangible Assets - Amortization Fund

Values in €/000	Report as of 31.12.2003	Other changes	Reclassifications	Amortization	Decreases	Report as of 31.12.2004
1) Start-up and expansion costs	25,745	-	-	2,699		28,443
2) Research costs	118	-	-	0		118
3) Patents						
-) Software Products	1,366	-	-	447		1,813
-) CONI Software Products	28	-	-	36		64
-) CONI Software Development	220	-	-	220		439
-) Software Development	22,808	-	-	4,040		26,848
4) Concessions, licenses	4,542	-	-	1,045		5,587
5) Goodwill						
-) Sogei Goodwill	36,978	-	-	0		36,978
-) Tris Goodwill	0	-	-	258		258
-) COS Goodwill	7,310	-	-	0		7,310
-) EIS Goodwill	551	-	-	275		826
-) TYCHE Goodwill	97,943	-	-	48,972		146,915
7) Others						
-) Leasehold improvements	4,854	-	-	403		5,257
-) System costs	34,019	-	-	0		34,019
-) Other Intangible Assets	234	-	-	2,748		2,982
TOTAL	236,717	-	-	61,141	0	297,858

"Start-up and expansion costs", equal to €/000 4,386 (€/000 6,052 as of 31.12.2003) comprise the expenses incurred for capital increases amortised over five years and the costs associated with network expansion. These latter are made up of the one-off payments made for the start-up of the new bet collection points and the costs incurred for training those operators which have been authorised by *AAMS* to manage the Lotto Game. The increases of the year amount to €/000 1,032, of which €/000 350 concerns the capitalization of contributions to *AAMS* relating to the video lotteries, whereas the remainder refers to improvements in the existing operating capacity.

"Industrial patent and intellectual property rights" amount to €/000 5,694 (€/000 4,160 as of 31.12.2003) and mainly comprise software products and software development acquired by third parties. The increases of the year comprise software developments acquired by third parties, and their most significant amounts relate to implementations on the software required to operate the Lotto Game.

"Concessions, licences, trademarks and similar rights" amount to €/000 1,206 (€/000 521 as of 31.12.2003) and refer to licences for use. The increase of the financial year (€/000 2,368) mainly relate to licenses for entertainment games.

"Goodwill" totals €/000 356,627 (€/000 404,842 as of 31.12.2003), €/000 355,044 of which includes the net value of the merger difference on the absorption of Lottomatica by Tyche. The amortization is effected over the residual life of the Lotto Game concession (expires in March 2012).

The remaining *"Goodwill"* items include the goodwill relating to the acquisition of the "Games" division of EIS S.p.A. (€/000 551) occurring in 2002 and of the branch of business of the subsidiary company Twin S.p.A. in liquidation relating to the management of the Tris pari-mutuel system (€/000 1,032) occurring in 2004. The related amortization has been effected over a period of five years.

"Other intangible assets" refer to *"leasehold improvements"* for costs incurred on leased assets. They have been amortised on the basis of the contract term. The item also includes the amount of €/000 1,315 for additional charges relating to the issue of the denture loan net of the related amortisation effected on a straight-line basis over its duration (expiring in December 2008). The item also includes the amounts accounted for in relation to the improvements made in the course of the financial year to the building that will host the new company headquarters starting from 2005 (€/000 1,645).
The item also includes the amounts paid to *AAMS* (€/000 850) for the re-launch of the sports gaming. Amortization has been applied on the basis of the duration of the concession for the Totocalcio game.
The most important increases over the financial year include €/000 4,000 for the development of the *"intelligent network"* connected to the Lotto Game and €/000 1,645 for the investments for the restructuring of Lottomatica's new offices.

The write-down for the financial year relating to the item "leasehold improvements" (€/000 330) relates to change of Lottomatica's registered office, which should take place within the first half of 2005.

B II) TANGIBLE ASSETS
These total €/000 88,688 (€/000 120,822 as of 31.12.2003).
The Company has taken advantage of the regulations provided by Law No. 350 of 24 December 2003 regarding the voluntary revaluation of business assets.

Accordingly, plant and equipment purchased in 1999 and 2000 have been revalued via a reduction in the related accumulated depreciation funds by €/000 25,733. The additional value allocated to these assets reflects their *"productive capacity"* and their *"actual economic utility"* to Lottomatica.

The composition and variations are analysed as follows:

- ***Tangible assets €/000 28,773 (€/000 13,793 as of 31.12.2003).*** The tables below set out the composition of this item as of 31.12.2004 with a separate indication of the historical cost and the accumulated depreciation.

  Acquisitions for the financial year amounted to €/000 6,933 and the main component was that of investments made for the supply of access points (*PDA*) intended for the collection of the video-lotteries.

  The reclassifications (for a net amount of €/000 19,438) include:
  - reclassifications in the tangible assets (€/000 2,334), concerning assets purchased in previous financial years and entered into service in 2004;
  - reclassifications of assets from "freely transferable assets" to tangible assets (€/000 19,438) due to the different use intended for the assets. These assets are reclassified together with the relevant depreciation accumulated in the previous financial years (€/000 3,868).

Tangible Assets (€/000) - Historical cost	Report as of 31.12.2003	Changes over the period				Report as of 31.12.2004
		Reclassifications	Increases	Write-downs	Decreases	
1) Land and buildings	-	-	-		-	-
2) Plant and equipment	- 15,513	21,772	6,627		-1,487	42,425
-) Printers and P.C.	3,486	-	5,628		-1,376	7,738
-) Printers, P.C., CONI Server	11,432	20,200	180		-	31,811
-) Bar code readers		1,572	6			1,578
-) Motor vehicles	8	-	61		-61	8
-) Plant and equipment	588	-	753		-50	1,290
3) Industrial and business equipment						
4) Other assets	1,006	0	307	-243	-2	1,066
-) furniture and fittings	889	-	307	-243	-2	950
-) low value capital goods	117	0	0			117
5) Fixed assets under construction and advances	2,951	-2,334	0			616
TOTAL	19,469	19,438	6,933	-243	-1,489	44,108

Tangible Assets (€/000) - Depreciation fund	Report as of 31.12.2003	Changes over the period				Report as of 31.12.2004
		Reclassifications	Depreciation		(sales)	
1) Land and buildings						
2) Plant and equipment	5,228	3,868	5,717	0	-34	14,779
-) Printers and P.C.	788	-	806		-2	1,591
-) Printers, P.C., CONI Server	4,198	3,868	4,597			12,663
-) Bar code readers			158			158
-) Motor vehicles	1	-	2		0	3
-) Plant and equipment	241	-	155		-32	364
3) Industrial and business equipment	-	-	-		-	-
4) Other assets	448	0	108		0	556
-) furniture and fittings	331	-	108			439
-) low value capital goods	117	0	0		-	117
TOTAL	5,676	3,868	5,825		-34	15,335

Sales for the financial year had a net value of €/000 1,455, and almost totally refer to (€/000 1,378) terminals purchased in the financial year and sold to Consorzio Lotterie Nazionali. The write-down for the financial year relating to the item "furniture and fittings" (€/000 243) relates to change of Lottomatica's registered office, which should take place within the first half of 2005.

- ***Freely transferable assets*** €/000 59,915 *(€/000 107,029 as of 31.12.2003)*
  These relate to fixed assets used to carry out the Lotto Game activity, to be transferred, upon demand, to the Ministry of Finance at the end of the concession.
  These mainly relate to Company-owned assets on gratuitous loan for use to third parties.

The tables below set out the composition of this item as of 31.12.2004 with a separate indication of the historical cost and the accumulated depreciation.

Freely Transferable Tangible Assets - Historical cost (€/000)	Report as of 31.12.2003	Changes over the period				Report as of 31.12.2004
		Reclassifications	Increases	Decreases	Write-downs	
1) Land and buildings						
2) Plant and equipment	406,298	2	3,172	-1,468	0	408,003
3) Industrial and business equipment	-		-	-		-
4) Other assets	2,832		0	-71	-35	2,725
5) Fixed assets under construction and advances	25,356	-19,439	1,725	-10		7,632
TOTAL	434,486	-19,438	4,897	-1,550	-35	418,360

Freely Transferable Tangible Assets - Depreciation fund (€/000)	Report as of 31.12.2003	Changes over the period			Report as of 31.12.2004
		Reclassifications	Increases	Decreases	
1) Land and buildings					
2) Plant and equipment	324,835	-3,868	36,259	-1,417	355,810
3) Industrial and business equipment	-	-	-	-	-
4) Other assets	2,621	0	86	-71	2,636
TOTAL	327,457	-3,868	36,345	-1,488	358,446

The reclassifications (for a net amount of €/000 19,438) include reclassifications in the freely transferable assets (€/000 19,439, concerning assets purchased in previous financial years and entered into service in 2004) and reclassifications of assets from "freely transferable assets" to tangible assets (€/000 19,438). The latter reclassifications are due to the different use intended for the assets and the assets are reclassified together with the relevant depreciation accumulated in the previous financial years (€/000 3,868). In particular, the reclassification highlighted in the item "plant and machinery" (€/000 2) represents the net effect over the financial year of the reclassifications made within the same asset category and the reclassifications made by "freely transferable assets" to tangible assets. The two types of reclassifications are not correlated.
The increases over the year refer to the acquisition of terminals and printers to be destined to the network of bet collection points.
The divestitures over the financial year, having a net book value of €/000 66, refer to the restructuring of secondary offices.

Fixed assets under construction (€/000 7,632) relate solely to terminals and printers that have not yet been installed at bet collection points. Since these assets have not yet entered into service, they have been classified as "*Fixed assets under construction*" held by third parties on consignment.

There are no liens or charges over tangible assets and no assets are due to be sold as of 31.12.2004.

B III) INVESTMENTS

Investments amount to €/000 150,438 (€/000 216,578 as of 31.12.2003). As provided for by Article 2427 of the Italian Civil Code, the table below show the variations in long-term investments occurring in the financial year.

Investments (€/000)	Report as of 31.12.2003		Changes over the period				Report as of 31.12.2004	
	Value	% Ownership	Increases	Decreases	Capital gain (loss)	Write-downs	Book value	% Ownership
1) Equity Investments:								
a) Subsidiary companies	216,178		240	-66,726	479	-152	150,018	
-) Lottomatica Italia servizi S.p.A.	7,138	92.5%	-	-		-	7,138	92.5%
-) Lottomatica Sistemi S.p.A.	8,719	100.0%	-	-		-	8,719	100.0%
-) TWIN S.p.A.	1,914	100.0%	-	-2,726	812	-	-	
-) Cirmatica	121,752	100.0%	-	-		-	121,752	100.0%
-) GBC	64,333	50.0%	-	-64,000	-333	-	-	
-) Consorzio Giochi Sportivi	85	85.0%	-	-		-	85	85.0%
-) Consorzio Lotterie Nazionali	10,080	63.0%	-	-		-	10,080	63.0%
-) Lottomatica Argentina	4	100.0%	-	-		-4	-	100.0%
-) Lottolatino Venezuela	146	100.0%	-	-		-146	-	100.0%
-) Lottolatino do brasil	3	100.0%	-	-		-3	-	100.0%
-) Videolot Gestione			120				120	100.0%
-) Triplet			120			0	120	100.0%
-) Sed Multitel S.p.A.	2,004	20.0%	-	-		-	2,004	20.0%
d) Other companies	104		-	-		-	104	
-) Imprenditori associati	104	3.6%	-	-		-	104	3.6%
2) Receivables:			-	-		-		
d) from others			-	-		-		
-) Guarantee deposits	296		74	-55		-	315	
TOTAL	216,578		314	-66,781	479	-152	150,438	

Equity investments in subsidiary companies

With reference to the variations occurring during the financial year, it is stated that:

- in December the liquidation process of Twin was concluded, resulting in a capital gain of €/000 812;
- the liquidation process of the company Lottolatino Venezuela was concluded;
- on 13 May the Company's Board of Directors resolved the voluntary liquidation of Lotto do Brasil and Lottomatica Argentina;
- on 28 July 2004 a deed for the transfer of 50% of GBC s.a. was formalised with Cirsa. The transfer price was set at € 64 million. The transfer was completed in September and resulted in a capital loss of €/000 333;
- the companies Triplet S.p.A. (25 May 2004) and Videolot Gestione S.p.A. (16 November 2004) were established to manage the entertainment games;
- on 24 February 2005, the Board of Directors of Lottomatica Sistemi S.p.A. resolved to pay a dividend equal to €/000 3,800;
- on 22 February 2005, the Cirmatica's Board of Directors resolved to pay a dividend equal to €/000 3,664.

Equity investments in other companies

The entry value recorded for the equity investment held in *Imprenditori Associati* is entirely covered by a provision for write-down of equity investments in connection with the liquidation of the investee company.

The table below reports the list of the equity investments with the details required under Article 2427 of the Italian Civil Code.

€/000	Office	Shareholders' Equity			% Ownership	Book value (a)	Shareholders' Equity adjusted pursuant to Article 2426, paragraph 4, of the Italian Civil Code (b)	(a) - (b)
		Share capital	Reserves	Result for the period				
Subsidiary Companies								
-) Lottomatica Italia Servizi S.p.A.	Rome	2,582	5,741	7,151	92.5%	7,138	14,251	-7,113
-) Lottomatica Sistemi S.p.A.	Rome	5,165	3,554	3,299	100.0%	8,719	8,537	182
-) Consorzio Giochi Sportivi	Rome	100		-	85.0%	85	85	-
-) Consorzio Lotterie Nazionali	Rome	16,000	-45	-	63.0%	10,080	10,052	28
-) Triplet S.p.A.	Rome	120	-	-46	100.0%	120	120	-
-) Videolot Gestione S.p.A.	Rome	120	-	-1,669	100.0%	120	120	-
-) Cirmatica	Barcelona	54,156	72,943	4,072	100.0%	121,752	127,507	-5,755
-) Sed Multitel S.p.A.	Milan	800	60	279	20.0%	2,004	228	1,776

The higher book value of the investee company Sed Multitel S.p.A., as compared to the shareholders' equity as of 31 December 2004, adjusted pursuant to Article 2426, paragraph 4, is supported by economic valuations that confirm the higher current market value in consideration of the context in which it operates, its value generating potential and its prospective income capacity.
So far as the newly established companies are concerned, it should be noted that the losses over the period have been allocated to a specific provision for write-down of equity investments among provisions for risks and charges.

Due from others
These amount to €/000 315 (€/000 296 as of 31.12.2003) and mainly relate to guarantee deposits for tenders, leases and utilities executed by Lottomatica, as well as tax credit for tax advanced over staff severance indemnity (pursuant to Law No. 140/1997).

C) CURRENT ASSETS
These amount to €/000 400,553 (€/000 339,685 as of 31.12.2003) and are made up as follows:

C I) INVENTORIES
Raw materials, secondary materials and consumables
These amount to €/000 379 (€/000 423 as of 31.12.2003) and relate exclusively to inventories as of 31.12.2004 for activities connected to the sporting bets.

C II) RECEIVABLES
These amount to €/000 150,836 (€/000 161,596 as of 31.12.2003) and include:

- ***Due from customers***
  These total €/000 5,552 (€/000 9,563 as of 31.12.2003). This amount has been entered net of a provision for bad debts of €/000 7,222. The most significant values relate to:
  - €/000 943 (€/000 3,178 as of 31.12.2003) for amounts due from the Tax Authorities in relation to the commission payable from the last competitions of the year. This latter amount was collected in full in January 2005.
  - €/000 4,609 (€/000 6,341 as of 31.12.2003) are almost entirely made up of the receivables from the acquisition of the "Games" division of EIS S.p.A.. As mentioned above, the amount is accounted for net of a provision for bad debts of €/000 7,222 (€/000 2,500 as of 31.12.3003) entered to cover bad debts and calculated with prudent appreciation.
    The composition of the accounting values refers to:
    - €/000 2,154, €/000 2,152 of which refer to Sarabet S.r.l. for the fees due for the management of the Tris pari-mutuel system;

- €/000 582 of receivables due from operators in the context of activities connected with the video lotteries. The amount relates to fees due and not yet paid and have been calculated on the basis of the signed contracts;
- €/000 1,513 (net of provision for bad debts) essentially refer to the receivables deriving from the service activities for horse racing and sporting bets adjusted over the financial year to take into account possible bad debts.

- ***Due from subsidiary companies***
  These amount to €/000 75,717 (€/000 85,091 as of 31.12.2003). Specifically;

Values in €	Receivables						
	Trade receivables		Financial receivables				
			Loan		Dividends	Others	
	Within 12 months	Beyond 12 months	Within 12 months	Beyond 12 months		Within 12 months	Beyond 12 months
-) Lottomatica Sistemi S.p.A.	305		5,114	10,985	3,800	12,217	
-) Lottomatica Italia servizi S.p.A.	3,691					1	
-) Cirmatica					3,664		
-) Consorzio Giochi Sportivi	556					614	614
-) Consorzio Lotterie Nazionali	23,618		10,165				
-) Triplet	34						
-) Videolot Gestione	37					231	
-) Totobit Informatica						54	
-) US Finanziaria	17						
	28,258		15,279	10,985	7,464	13,117	614
							47,459

Trade receivables amount to €/000 28,258 (€/000 11,029 as of 31.12.2003) and refer to the re-charging of advertising costs and to administrative services (occupation of premises, seconded staff, etc.) for activities provided in the context of the ordinary business activity and of the contracts entered into with subsidiary companies under market conditions.
The increase in this item is attributable to the entry of receivables due from Consorzio Lotterie Nazionali not in operation as of 31.12.2003.

Financial receivables amount to €/000 47,459 (€/000 74,062 as of 31.12.2003). The most significant items refer to:

- *Lottomatica Sistemi S.p.A.* €/000 32,116 (€/000 30,931 as of 31.12.2003) of which €/000 16,098 refer to the loan granted in 2000 under market conditions for the acquisition of the CEZ (the part of the loan payable beyond 12 months is equal to €/000 10,985), €/000 12,217 refer to the receivable deriving from inter-company cash pooling while the remaining amount of €/000 3,800 relates to the dividend that the subsidiary company will pay out over 2005 as resolved by the Board of Directors at the meeting held on 24 February 2005.
- *Consorzio Lotterie Nazionali* €/000 10,165 for the remainder of the loan granted in July 2004 under market conditions for the start-up of the Concession, including interest for the period (€/000 264).
- *Cirmatica* €/000 3,664 (€/000 41,754 as of 31.12.2003) refers to the dividend for the 2004 financial year that the Company will pay out over 2005 as resolved by the Board of Directors' at the meeting held on 22 February 2005. During the previous financial year, the subsidiary company had approved a dividend of €/000 41,754.

- ***Tax receivables***
  These total €/000 22,084 (€/000 10,940 as of 31.12.2003): €/000 13,629 refer to receivables due from the Tax Office for *IRES*[1] and *IRAP*[2], while €/000 7,615 refer to V.A.T. credit.

[1] [*Imposta sul Reddito delle Società* = Corporate Income Tax].
[2] [*Imposta Regionale sulle Attività Produttive* = Local Tax on Production Activities].

- *Advance taxes*
  These total €/000 32,621 (€/000 45,171 as of 31.12.2003). The item exclusively includes assets for advance taxes. Net balance refers to:
  - €/000 15,216 to the amortization of the net difference on the merger by incorporation of Lottomatica in Tyche;
  - €/000 3,455 to the write down of the investment in Lottomatica Sistemi Sp.A.;
  - €/000 4,132 refers to Sogei goodwill amortization;
  - €/000 1,571 to the write down of Toto 2000 receivable.

  The decrease of €/000 12,550 with respect to 31 December 2003 is determined by the combined effect of entering advance taxes of €/000 5,423 for 2004 and the use of advance taxes of €/000 17,973 entered in previous years. For more details, reference is made to the relevant annex.

- *Due from others*
  These amount to €/000 14,862 (€/000 10,832 as of 31.12.2003) and are made up as follows:
  - €/000 9,834 (zero balance as of 31.12.2003) relating to the amounts to be paid by the operators to the extent paid in advance by Lottomatica by way of Unified State Tax (*PREU*) in the context of the concession obligations related to the collection for video lotteries;
  - €/000 651 (€/000 4,995 as of 31.12.2003) relating to the amounts to be paid by the bet collection points for the collections from Tris betting and games relating to sporting events. The figure has been entered net of a provision for bad debts of €/000 3,089 (€/000 1,520 as of 31.12.2003). The higher amount of the provision for bad debts relates to the entry of the amounts deriving from the acquisition of the Twin branch of business. The provision for bad debts as a whole is suitable to face possible losses on receivables, also in relation to the complex contractual relationships with the bet collection points;
  - €/000 4,377 mostly relate to the net financial receivable due from Bingo Plus (€/000 3,144).

No receivables have been entered which are collectable beyond 5 years.

C III) CURRENT FINANCIAL ASSETS
The amount entered in the financial statements, equal to €/000 64,129, including the purchase cost and the interest accruing over the period, refers to investments in government securities expiring in 2005. Specifically:

Issuer	Purchase Date	Expiry Date	Cost	Accruals for 2004	Total
Treasury	08/10/2004	15/03/2005	4,955.5	24.4	4,979.0
Treasury	08/10/2004	15/04/2005	9,892.4	49.2	9,939.7
Treasury	08/10/2004	16/05/2005	9,873.2	49.7	9,921.0
Treasury	15/11/2004	15/09/2005	9,821.5	27.9	9,847.5
Treasury	15/11/2004	14/10/2005	9,803.8	28.0	9,829.9
Treasury	22/11/2004	15/11/2005	19,566.1	48.8	19,612.0
			63,912.4	**228.1**	**64,129.2**

C IV) CASH AND EQUIVALENT

This item, equal to €/000 185,209 (€/000 177,666 as of 31.12.2003), relates to bank deposits (€/000 185,189) and cash (€/000 20).

D) ACCRUED INCOME AND PREPAID EXPENSES

The item amounts to €/000 6,700 (€/000 7,486 as of 31.12.2003) and is made up as follows:

- prepaid expenses of €/000 5,779;
- accrued income of €/000 149;
- discount on bond issue of €/000 772, €/000 578 of which refer to costs beyond twelve months. For more details, reference is made to the Management Report.

In particular, the table below provides sets out a break-down of the costs beyond 12 months which make up the balance of the prepaid expenses.

"Accrued income and prepaid expenses" as of 31.12.2004 include the value of the betting slips and receipt vouchers to be used in the next financial year. Specifically, starting from the 2001 financial year, Lottomatica has made use of a computerised system allowing it to check the number of receipts held on deposit in the warehouses of Arianna 2001, the company concerned with the distribution of paper-based materials for Lotto Game all over Italy.

The amounts relating to CONI refer to the prepaid annual concession fee, concerning the 2004/2005 football season, which the company pays in advance to *AAMS* on the basis of CONI active bet collection points.

As of 31.12.2004 there were no accruals, deferrals and discounts with a residual duration beyond 5 years entered in the financial statements.

Prepaid expenses €/000	Report as of 31.12.2003	Report as of 31.12.2004		
		Within 12 months	Beyond 12 months	Total
Guarantees	268	154		154
Betting forms/receipt vouchers	3,938	3,892		3,892
Others	515	299		299
Coni	1,795	1,434		1,434
Insurances	3			-
TOTAL	6,519	5,779		5,779

NOTES TO THE BALANCE SHEET ASSETS REGARDING RECEIPTS AND PAYMENTS (PRESIDENTIAL DECREE No. 560 OF 16.09.1996)

The administration of receipts and payments by the Parent Company, under the powers granted by the above mentioned Presidential Decree No. 560/96, is discussed below.

The total asset balances, €/000 479,859, comprise the following:

RECEIVABLES

These amount to €/000 19,100 due from the operators of bet collection points in relation to sums collected by them, net of winnings and their commissions.

CASH AND EQUIVALENT

These amount to €/000 460,759 as of 31 December 2004 and reflect the administered receipts held on bank and postal accounts:

- €/000 385,679 on a specific current account held with Banca Intesa S.p.A.;
- €/000 75,080 on a specific postal account.

LIABILITIES

A) SHAREHOLDERS' EQUITY

This amounts to €/000 290,744 (€/000 419,341 as of 31.12.2003). The table below sets out a break-down for 2003 and 2004 financial years:

€/000	Share capital	Legal reserve	Reserves				Operating results	Total
			Pursuant to Law No. 350/2003	Share premium	Share exchange	Profit (loss) carried over		
At the beginning of the previous financial year	88,554	0	0	550,490	15,382	0	3,450	657,876
Allocation of operating results						3,450	-3,450	
- Distribution of dividends (€ 3.3 per share)				-292,228				-292,228
- Other allocations		17,711		-17,711				-
Other changes	255		20,844	3,065				24,164
Results from the previous financial year							29,529	29,529
At the end of the previous financial year	88,809	17,711	20,844	243,616	15,382	3,450	29,529	419,341
Allocation of operating results								
- Distribution of dividends (€ 2.0 per share)		51		-129,308	-15,382	-3,450	-29,529	-177,618
- Other allocations								0
Other changes	130			1,772				1,902
Results from the current financial year							47,119	47,119
At the end of the current financial year	88,939	17,762	20,844	116,080	0	0	47,119	290,744

- ***Share capital***
  Share capital amounts to €/000 88,939 (€/000 88,809 as of 31.12.2003).
  This amount was constituted following the exercise of 130,000 options in 2004, concerning the stock option plan, for stock options assigned on the basis of the regulations resolved by the Board of Directors in its meeting held on 11 June 2003.
  As of 31 December 2004, Lottomatica share capital, fully subscribed and paid up, is represented by 88,939,280 ordinary shares, with a par value of € 1 Euro each.
  Share capital is distributed as follows:

Shareholder	% Ownership	No. of shares held	Par value €
Fineurogames S.p.A.	55.116%	49,019,774	49,019,774
Nuova Tirrenia S.p.A.	2.988%	2,657,506	2,657,506
Toro Assicurazioni S.p.A.	6.973%	6,201,736	6,201,736
Fidelity Investments Ltd	7.652%	6,805,634	6,805,634
Market	27.271%	24,254,631	24,254,631
	100.000%	88,939,280	88,939,280

- ***Share premium reserve***
  This amounts to €/000 116,080 (€/000 243,616 as of 31.12.2003) and is broken down as follows:
  Reserve as of 31.12.2003: €/000 243,616
  Distribution of dividends: €/000 -129,308
  Stock options: €/000 1,772
  Balance as of 31.12.2004: €/000 116,080
- ***Revaluation reserve pursuant to Law No. 350/2003***
  This amounts to €/000 20,844 and reflects the effect of the revaluation recorded in accordance with Law No. 350/2003. The reported balance comprises the reduction in amortization and depreciation funds by €/000 25,733, net of the related substitute tax of €/000 4,889.

- ***Share exchange reserve***
  This reserve was zeroed at the year-end due to the full allocation of dividends for distribution paid out in April 2004 (€/000 15,382 as of 31.12.2003).
- ***Legal reserve***
  This amounts to €/000 17,762 (€/000 17,711 as of 31.12.2003), growing by €/000 51 compared to 31.12.2003 following the increase decided on approval of the financial statements as of 31.12.2003.
- ***Profits carried over***
  The Company has not carried over profits since these have been fully allocated to the distribution of the dividend paid out in April 2004 (€/000 3,450 as of 31.12.2003).

- ***Operating results as of 31 December 2004***
  The Financial Statements shows a net income of €/000 47,119 (€/000 29,529 as of 31.12.2003), equal to € 0.53 per share (€ 0.33 as of 31.12.2003).

The table below shows the Shareholders' Equity items with indication of their origin, possibility of use and distribution, and their use in previous financial years, pursuant to art. 2427 of the Italian Civil Code:

Type/Description (values in €/000)	Amount	Available share	Uses in the previous three financial years		
			Losses coverage	Dividends	Other reasons
Share capital	88,939				
Capital reserve					
Own shares reserve					
Share exchange reserve				15,382	
Share premium reserve	116,080	116,080		421,536	17,711
Reserve from bonds conversion					
Reserve from payments on account of a future capital increase					
Reserves					
Legal reserve	17,762				
Own shares reserve					
Reserve from net exchange gains					
Reserve pursuant to Law No. 350/2003	20,844	20,010			
Reserve from exceptions pursuant to ex-paragraph 4 of Article 2423					
Profits carried over		0			
Resuls for the period	47,119	47,093		32,928	51
Total		183,183	0	469,846	17,762
Non-distributable share		16,436			
Residual distributable share		166,748			

The non-distributable share of the reserve pursuant to Law No. 350/2003 (€/000 834) refers to the substitute tax to be paid for it to be distributable.

B) PROVISIONS FOR RISKS AND CHARGES

These amount to €/000 24,256 (€/000 4,981 as of 31.12.2003) and are made up as follows:

Values €/000	Report as of 31.12.2003	Change over the period		Report as of 31.12.2004
		Use	Provisions	
1) Pension	1,500	-	10	1,510
2) Provisions for taxes, including deferred taxes	957	-688	7,277	7,546
3) Other provisions	2,524	-2,328	15,004	15,200
TOTAL	4,981	-3,016	22,291	24,256

- ***Pension and similar costs*** €/000 1,510 (€/000 1,500 as of 31.12.2003) refers to the provisions made by the "*Remuneration Committee*", and approved by Lottomatica's Board of Directors to cover the indemnities payable to certain Board members should their appointments be terminated.

- ***Provision for taxes, including deferred taxes*** €/000 7,546 (€/000 957 as of 31.12.2003). This item mostly comprises (€/000 7,153) deferred taxes at a rate of 37.25% of the share for the financial year of the advanced tax depreciation calculated on part of the tangible assets entered into service in 2002, 2003 and 2004. The remainder (€/000 393) refers to €/000 123 for advance taxes at a rate of 33% on dividends to be collected by Lottomatica Sistemi S.p.A. and Cirmatica Gaming S.A. in 2005 and to €/000 269 for the fund allocated in 2002 to account for previous social security positions. For more details reference is made to the relevant annex.

- ***Other provisions*** €/000 15,200 (€/000 2,524 as of 31.12.2003). Specifically:
  - ***Provisions for business risks***
    These amount to €/00012,029 (€/000 1,289 as of 31.12.2003) shows a net variation of €/000 10,740 due to the allocations made during the financial year to cover costs related to pending judiciary proceedings and contractual disputes that may be charged to the Company;
  - ***Other provisions***
    These amount to €/000 3,171 (€/000 1,235 as of 31.12.2003), show a net variation of €/000 1,936 and are broken down as follows:
    Uses (€/000 1,077): €/000 603 relate to the closure of the prize-winning competitions for which this amount had been allocated in the previous financial year and €/000 146 to the conclusion of the liquidation concerning the subsidiary company Lottolatino Venezuela.
    Provisions (€/000 3,013): the most important items were €/000 1,716 representing losses recorded in the financial statements as of 31.12.2004 for the subsidiary companies Triplet (€/000 46) and Videolot Gestione (€/000 1,669) and €/000 1,180 representing charges that may be charged to Lottomatica by *AAMS* in the context of the video-lotteries concession.

C) STAFF SEVERANCE INDEMNITY

Values in €/000	
Financial statements as of 31.12.2003	**3,359**
-) Charges for the year	1,605
-) Other charges	83
-) Uses during the year	-975
Financial statements as of 31.12.2004	**4,072**

This provision, net of advances, is equal to €/000 4,027 as of 31.12.2004 (€/000 3,359 as of 31.12.2003) and has been calculated in accordance with current laws, collective labour agreements and supplementing corporate agreements. These liabilities are subject to revaluation with the application of indices set by current law.
The reserve has been adjusted to cover requirements accruing at the end of the financial year for the benefit of employees employed at that date.

D) PAYABLES

These amount to €/000 699,153 (€/000 674,847 as of 31.12.2003) and are made up as follows:

- *Bonds issued* €/000 360,473 (€/000 360,473 as of 31.12.2003): this item relates to the debenture loan, including accrued interest to be paid in 2005, which was underwritten in London on 18 December 2003 and executed on 22 December 2003, through the issue of securities (all placed) and the simultaneous receipt of the proceeds. 56% of the placement was in Italy, 19% in England with the remaining amount in other European countries.
  The issue was reserved exclusively for institutional investors excluding fund raising on a public basis.
  The bond yields 4.8% with reimbursement in a single payment on expiry in December 2008. The implicit rate for the entire transaction is 4.97%.
  The discount on bond issue was €/000 972 and is recorded as a prepaid expense, net of the element accruing at 31.12.2004.
- *Due to suppliers* €/000 91,481 (€/000 87,261 as of 31.12.2003). This item comprises unpaid supplier invoices recorded as of 31 December 2004 (€/000 56,783), as well as payables from costs incurred in the period, whose documentation has been acquired in the months following 31 December 2004 (€/000 34,698). The payables are connected to the purchase of goods and services for the activities of the financial year and investment programs under way.
  The most significant amounts refer to payables due to suppliers (€/000 13,159) in relation to advertising services, to Telecom (€/000 13,728) for fixed and network telephone, to Istituto Poligrafico dello Stato[3] (€/000 6,020) for the supply of receipt vouchers, to Mediafactoring (€/000 9,848), to BNL Multiservizi for the monthly charges connected to the network to sort data from the gaming terminals to the *CEZ* (€/000 5,076), to the Olivetti-Tecnost/Mael Group (€/000 3,250) and Arianna 2001 (€/000 4,296) for the supply of the gaming terminals, printers and services rendered and to third-party suppliers for technical consultancy services (€/000 3,984).
- *Due to Parent companies* €/000 14,294 (€/000 475 as of 31.12.2003).

[3] [Government Printing Office].

These mainly refer to payables due to De Agostini S.p.A. for current taxes for the period (€/000 13,702). As already mentioned, the company joined the National Fiscal Consolidation for the De Agostini Group companies following the resolution passed by the Board of Directors on 9 September 2004. The relations to be established between De Agostini S.p.A. and the Companies joining the abovementioned Consolidation, including Lottomatica, will be governed by the Regulations for Participation in the National Fiscal Consolidation for the De Agostini Group Companies approved by De Agostini's Board of Directors on 20 October 2004, in order to achieve and confer the advantages deriving from the application of the national fiscal consolidation referred to in Articles 117 to 129 of Presidential Decree No. 917 of 22 December 1986, as amended by the abovementioned Legislative Decree No. 344/2003, and to Ministerial Decree of 9 June 2004.

➢ *Due to Subsidiary companies* €/000 203,934 (€/000 188,143 as of 31.12.2003) for activities provided in the context of ordinary business activities and contracts entered into with subsidiary companies under market conditions.

Specifically:

Values in €/000	Payables						
	Trade payables		Financial payables				
	Within 12 months	Beyond 12 months	Loan – Within 12 months	Loan – Beyond 12 months	Cash-Pooling	Others – Grants	Others – Others
-) Lottomatica Sistemi S.p.A.	12,252						2
-) PCC Giochi e servizi S.p.A.	1,622						
-) Cirmatica			131,064				
-) Lottomatica Italia servizi S.p.A.	231				45,041		
-) Consorzio Giochi Sportivi	72					372	
-) Consorzio Lotterie Nazionali						12,884	
-) Videolot Gestione	26						
-) Totobit Informatica	370						
	14,573		131,064	-	45,041	13,256	2
							189,363

Trade payables mainly include the payable to the parent company Lottomatica in consideration of the provision of operation and management services relating to the *CEZ* of Naples and call-centre activities (€/000 12,252) and the payable to PCC Giochi e Servizi (€/000 1,622) for the purchase of betting forms and receipt vouchers.

Financial payables include €/000 131,064 for the loan entered into with Cirmatica following the funds made available with the sale of Scientific Games in 2003 and €/000 45,041 representing the inter-company pooling.

It should be noted that the item includes the payable due to *Consorzio Lotterie Nazionali* and *Consorzio Giochi Sportivi* for the operating grants to be paid.

➢ *Taxes payables* €/000 9,925 (€/000 11,027 as of 31.12.2003). This item mainly includes the *IRPEF*[4] withholding taxes withheld from the remuneration of employees and consultants for December 2004 and *IRAP* payables to the Tax Office.

➢ *Due to social security institutions* €/000 1,653 (€/000 1,600 as of 31.12.2003). This item relates almost exclusively to payables to social security institutions for withholdings charged to the Companies with regard to wages and salaries paid in December 2004.

[4] [*Imposta sul Reddito delle Persone Fisiche* = Personal Income Tax].

- *Other payables* €/000 12,965 (€/000 24,570 as of 31.12.2003). This item mainly includes €/000 7,967 for payables to employees (€/000 5,050 as of 31.12.2003) for fees accruing at 31 December 2004 (production bonuses, holidays, year-end bonus), the payable representing the amounts to be paid to *AAMS* for economies pursuant to Article 9 of Ministerial Decree of 15 November 2000 (€/000 1,500 compared to €/000 1,604 as of 31.12.2003), and sums due and owing following the termination of employment relationships by mutual consent (€/000 1,977).
- *Due to affiliated companies* €/000 4,428 (€/000 1,298 as of 31.12.2003). The item mainly refers to receivables assigned by Lottomatica's suppliers to DeA Factor (€/000 4,220).

E) ACCRUED EXPENSES AND DEFERRED INCOME The item amounts to €/000 2,983 (€/000 3,306 as of 31.12.2003) and include €/000 2,955 of deferred income: €/000 1,2229 of which comprises grants to be collected from *AAMS* in the following financial years, for the activation of Totocalcio bet collection points at locations without a suitable Lotto Game terminal and €/000 1,412 for the deferred portion of fees and one-off payments for the subsequent period invoiced to the operators of Totocalcio bet collection points.

MEMORANDUM ACCOUNTS

These total €/000 194,283 (€/000 158,270 as of 31.12.2003) and comprise *guarantees* of €/000 78,710 and *others* of €/000 115,572.

The most significant items relate to:

Guarantees given (€/000 78,710) comprise:
- the guarantee given by Efibanca in favour of the Ministry of Finance regarding the Company's obligations to operate the Lotto Game concession (€/000 9,456);
- the guarantees given by Banca Popolare di Bergamo in favour of the Ministry of Finance regarding the Company's obligations to operate the Video lotteries concession (€/000 12,385); and by Banca Antonveneta in favour, as before, of the Ministry of Finance for the license to manage the activities and operate the network to manage legal games via remote connection, using amusement and entertainment equipment (€/000 14,000);
- the guarantees given regarding Formula 101 (€/000 15,494) and other promotional initiatives (Cinquinotto, telephone game and other games and prizes totalling €/000 2,221);
  - the guarantees given for leases (€/000 798);
  - the guarantee of €/000 22,474 given to the Tax Office regarding the credits utilised under Group V.A.T. arrangements;
  - the guarantees of €/000 282 given to Sogei regarding horse racing events.

The item "*Others*" amounts to a total of €/000 115,572 and include:

- Three comfort letters (for a maximum of €/000 3,920) given by Lottomatica in favour of its subsidiary company Lis to guarantee performance of the latter's contractual obligations with Juventus Calcio (€/000 2,582), Torino Calcio (€/000 775) and Vicenza Calcio (€/000 258); and one comfort letter given in favour of its subsidiary company PCC Giochi e Servizi (€/000 305).
- Gold coins not collected by the winners of the "Cinquinotto" prize game, deposited with Comit (€/000 120).
- Guarantee amounting to €/000 111,532 given on behalf of subsidiary companies regarding credit facilities granted by Banca Popolare di Bergamo of €/000 60,320 and by Banca Antonveneta of €/000 26,734.

NOTES TO THE BALANCE SHEET LIABILITIES REGARDING RECEIPTS AND PAYMENTS (PRESIDENTIAL DECREE No. 560 dated 16.09.1996).

The administration of receipts and payments by the Parent Company, under the powers granted by the above mentioned Decree 560/96, is discussed below.

PAYABLES

These amount to €/000 479,859 and comprise:

- €/000 459,406 in profits due to the Tax Authorities as of 31.12.2004;
- €/000 12,264 due to the Ministry of Finance's pension fund;
- €/000 855 in amounts to be paid over to the Tax Authorities, equal to the interest receivable accrued on the specific bank account used for the administration of receipts and payments, net of tax charges and related expenses;
- €/000 730 for the payable to the licensee, €/000 1,146 for the premium on the last drawing and €/000 416 for the Sarabet payment erroneously charged by Banca Intesa S.p.A.;
- €/000 2 not yet paid to telephone operators;
- €/000 6,591 in winnings not paid as of 31 December 2004;
- €/000 10 in uncollected amounts to be paid over to *AAMS* in relation to the financing of a great number of winnings.

NOTES TO THE INCOME STATEMENT

A) VALUE OF PRODUCTION

This amounts to €/000 542,384 (€/000 440,602 as of 31.12.2003). Specifically:

	Value of production (€/000)	Report as of 31.12.2004	Report as of 31.12.2003	Changes
1)	Revenues from sales	504,043	430,112	73,931
2)	Change in inventories			-
4)	Capitalisation of internal construction costs	-	295	-295
5)	Other earnings and proceeds	38,341	10,195	28,146
	Revenues from subsidiary companies	33,215	8,916	24,299
	Others	5,126	1,279	3,847
	Total	542,384	440,602	101,782

- ***Revenues from sales and services***

These amount to €/000 504,043 (€/000 430,112 as of 31.12.2003) and are broken down as follows:

	Value of production (€/000)	Report as of 31.12.2004	Report as of 31.12.2003	Changes
1)	Revenues from sales	504,043	430,112	73,931
-)	Lotto	494,206	412,835	81,371
-)	telephone Lotto game	4		4
-)	Tax disc	-	7,753	-7,753
-)	Betting services	2,150	2,952	-802
-)	F101	-	218	-218
-)	Travelling bet collection point	28		28
-)	Betting pools	3,946	5,300	-1,354
-)	Tris	3,128	1,055	2,073
-)	Video lotteries	582		582

- €/000 494,210 (€/000 412,835 as of 31.12.2003) relates to revenues as of 31 December 2004 for the Lotto Game collection services provided to the Ministry of Finance on the basis of the related concession: €/000 4 relate to the management of the telephone Lotto Game.
  For more details of wagers and the increased commission received with respect to the previous year, reference is made to the Management Report;
- €/000 3,128 include revenues from the Tris bet (€/000 1,055) and proceeds from the management of the national pari-mutuel system. It will be recalled in relation to this latter point that from 1 June 2004 Lottomatica purchased the Twin branch of business;
- €/000 2,150 (€/000 2,952 as of 31.12.2003) refer to revenues connected to the activities involved in the provision of services to horse racing and sporting agencies;
- €/000 3,946 (€/000 5,300 as of 31.12.2003) represent revenues from Totocalcio football pools and from the part of the charges due from the bet collection points in the financial year for the services provided by Lottomatica;
- €/000 582 relating to the start up of activities connected to the video lotteries concession.

As of 31.12.2004, there are no revenues for tax disc collection following the transfer of the branch of business to the subsidiary company LIS entered in the financial statements;

collections from the F101 game were suspended following the Finance Ministry Decree of 1 March 2004.

- ***Other earnings and proceeds***
  These amount to a total of €/000 38,341 (€/000 10,195 as of 31.12.2003), €/000 33,215 of which refer to revenues from subsidiary companies for services rendered by the parent company, mainly relating to administrative services, occupation of premises, seconded staff, etc., under market conditions.

B) PRODUCTION COSTS

These total €/000 419,426 (€/000 385,913 as of 31.12.2003) and are made up as follows:

Raw materials €/000	Report as of 31.12.2004	Report as of 31.12.2003	Changes
Receipt vouchers	16,633	18,902	- 2,269
Lotto betting forms	6,391	8,036	- 1,645
F101 betting forms	-	44	- 44
Tris betting forms	53	106	- 53
CONI betting forms and receipt vouchers	2,370	1,205	1,165
EDP Materials	4,337	3,505	832
Otehr costs	152	116	36
Betting services	90	171	- 81
TOTAL	30,026	32,083	- 2,059

- ***Raw materials, secondary materials, consumables and goods*** €/000 30,026 (€/000 32,085 as of 31.12.2003), for the costs connected to the functioning of the business system and structure. The reduction with respect to the previous year is related to the savings achieved following the renegotiation of important supply contracts and from integration of PCC Giochi e Servizi in the Group.

Costs for services €/000	Report as of 31.12.2004	Report as of 31.12.2003	Changes
Network management	72,348	91,265	- 18,917
Maintenance	28,383	24,633	3,750
Office costs	7,774	7,446	328
Assistance for bet collection points	17,592	15,847	1,745
Advertising and promotion	42,688	30,467	12,221
Consultancy and provision of services	27,192	15,265	11,927
Tax disc	-	2,650	- 2,650
Corporate bodies	1,213	1,126	87
Subsidiary companies services	1,326	783	543
Banking costs and services	1,181	1,416	- 235
Others	5,212	4,313	899
TOTAL	204,909	195,211	9,698

- ***Provision of Services***
  This item amounts to a total of €/000 204,909 (€/000195,211 as of 31.12.2003). The annexed table sets out a break-down by expenditure item with the variations compared with the previous financial year.

The reduction of the network management costs was due to the operational efficiencies connected to the technological innovation process begun in early 2003 by migrating the data transmission systems to the IP (Internet Protocol) system.
Advertising costs include the amounts spent during the year, including in relation to concession obligations, or the expenditure to be devoted to advertising the Lotto Game (7% of net income received in the previous financial year).
Costs for the collection of tax disc payments following the transfer of the branch of business to LIS occurring on 1 October 2003 have no longer been entered in the financial statements.

- ***Leases and rentals***
  These amount to €/000 10,137 (€/000 8,706 as of 31.12.2003) and relate to leases and miscellaneous rentals.
- ***Personnel costs***

These amount to €/000 39,247 (€/000 36,301 as of 31.12.2003): the variation in comparison with the figure as of 31.12.2003 can be explained partly by inflationary contractual dynamics and partly by the integration of Lottomatica's management structures.

The tables below set out a break-down of personnel costs and the make-up of the work-force as of 31 December 2004 with respect to contractual categories.

Wages and salaries €/000	Report as of 31.12.2004	Report as of 31.12.2003	Changes
Wages and salaries	28,076	25,819	2,257
Social security contributions	9,331	8,774	557
Staff severance fund	1,605	1,471	134
Pension	-	-	-
Other costs	235	237	-2
Total	39,247	36,301	2,946

Employees by category	Employees as of 31.12.2004	Employees as of 31.12.2003
Executives	42	47
Supervisors	74	59
Office staff	508	488
Manual workers	4	7
Total	628	601

- ***Amortization, depreciation and write-downs*** €/000 104,268 (€/000 109,930 as of 31.12.2003)

  - *Amortization of intangible assets €/000 61,141 (€/000 68,071 as of 31.12.2003)*

Values in €/000	Report as of 31.12.2004	Report as of 31.12.2003	Change	Amortization criteria
1) Start-up and expansion costs	2,699	8,445	-5,746	5 years
3) Patent rights	4,743	3,684	1,059	3 years
4) Concessions, licences	1,045	747	298	3 years
5) Goodwill				
-) Branches of business	533	1,737	-1,204	5 years
-) Merger difference	48,972	48,972	0	10.25 years
-) EIS goodwill				
-) TYCHE goodwill				
7) Others				
-) Leasehold improvements	402	361	41	contract term
-) System costs		3,891	-3,891	
-) Other Intangible Assets	2,747	234	2,513	
Total	61,141	68,071	-6,930	

The goodwill arising from the allocation of the merger difference is amortised over the residual life of the Lotto concession, which expires in March 2012.

  - *Depreciation of tangible assets*

These amount to €/000 42,170 (€/000 41,859 as of 31.12.2003).

Values in €/000 - Ordinary Assets	Report as of 31.12.2004	Report as of 31.12.2003	Change	Depreciation criteria
2) Plant and equipment	5.717	1.414	4.303	20% - 15%
4) Other assets	108	82	26	12%
TOTAL	5.825	1.496	4.329	

Values in €/000 - Freely Transferable Assets	Report as of 31.12.2004	Report as of 31.12.2003	Change	Depreciation criteria
2) Plant and equipment	36.259	40.225	-3.966	20% - 15%
4) Other assets	86	138	-52	12%
TOTAL	36.345	40.363	- 4.018	

The depreciation of tangible assets was calculated according to the abovementioned criteria, by applying the rates stated in the table.

The depreciation of freely transferable assets was effected with rates taking into account their estimated useful life according to the abovementioned methods.
For assets entering into service in the financial year, the amount of depreciation was calculated on a *pro-rata temporis* basis with reference to the date on which they entered into service.

- *Write-down of fixed assets* € 609: This entirely refers to the write-down of tangible (furniture and fittings) and intangible (leasehold improvements) assets connected to the change of Lottomatica's offices to take place within the first half of 2005.
- *Write-down of current receivables* €/000 348: This has been allocated to the provision for bad debts made to cover bad debts existing as of 31.12.2004 in relation to the amounts to be paid by the bet collection points in consideration of the volume collected from sporting bets.

- ***Change in inventories***
These amount to €/000 44 (€/000 135 as of 31.12.2003) and relate exclusively to the materials for activities connected to the services provided to racecourses and horse racing and sporting agencies.
- ***Provisions for risks*** €/000 455: the figure is the best possible current estimate of presumable charges deriving from non-payment by bet collection points of the pre-set fee on the volume collected for the Totocalcio game. The concession indeed, envisages a pre-set annual income of € 200 to be paid to *AAMS* for each sales outlet not being an ex-"Toto" bet collection point located in municipalities with a population of more than 1,500 inhabitants, as an advance on the minimum guaranteed collection of € 8,850 per football season.
- ***Other provisions***
These amount to €/000 1,739 (€/000 890 as of 31.12.2003) and essentially relate to the amount due to *AAMS* under the license to operate entertainment games with regard to the delays encountered in the activation of the gaming terminals.
- ***Other operating expenses***
This item amounts to €/000 28,600 (€/000 2,655 as of 31.12.2003). The most significant amounts relate to the operating grants (a total of €/000 16,806) due to Consorzio Lotterie Nazionali (zero balance as of 31.12.2003) and to Consorzio Giochi Sportivi (€/000 292 as of 31.12.2003).
The remaining items include:
  - provision of €/000 700 (€/000 495 as of 31.12.2003) to cover the sums to be paid to the Tax Authorities for management economies deriving from the use of the network for activities other than the Lotto Game (Article 9 of the Decree of 15 November 2000 issued by the *AAMS* Director General). The amount has been calculated by applying the criteria set forth by the special joint commission established pursuant to the abovementioned decree;
  - gifts of €/000 7,238 (€/000 392 as of 31.12.2003);
  - provision accrued during the financial year due to *AAMS*, under the license to operate entertainment games with regard to the delays encountered in the activation of the gaming terminals (€/000 1,200);
  - association dues of €/000 711 (€/000 290 as of 31.12.2003).

C) FINANCIAL INCOME AND CHARGES

These amount to €/000 -9,546 (income of €/000 24,993 as of 31.12.2003):

Values in €/000	Report as of 31.12.2004	Report as of 31.12.2003	Changes
15) Income from equity investments	7,465	41,754	-34,289
16) Other financial income	4,962	2,506	2,456
17) Interest payable and other financial charges	-21,832	-19,314	-2,518
17 bis) Foreign exchange gains and losses	-141	47	-188
Total	-9,546	24,993	-34,539

Income from equity investments €/000 7,465 (€/000 41,754 as of 31.12.2003) relate to the dividends approved by the subsidiary company Lottomatica Sistemi S.p.A. (€/000 3,800) and Cirmatica (€/000 3,665; €/000 41,754 as of 31.12.2003).

Financial income €/000 4,962 (€/000 2,506 as of 31.12.2003). Specifically:

Values in €/000	Report as of 31.12.2004	Report as of 31.12.2003	Changes
16) Other financial income			
Interest on securities	228		228
Bank interest	3,466	1,061	2,405
Other income	29	191	-162
Interest on loan to Subsidiary Companies	1,213	1,254	-41
Other income from subsidiary companies	26		26
Total	**4,962**	**2,506**	**2,456**

Financial charges €/000 21,832 (€/000 19,314 as of 31.12.2003) of which the most significant amount (€/000 17,474) refers to financial charges matured on the debenture loan, including the accrual of the discount on bond issues (€/000 195).

Values in €/000	Report as of 31.12.2004	Report as of 31.12.2003	Changes
17) Interest payable and other financial charges			
Bank interest payable/commissions	58	748	-690
Bond interest and costs	17,474		17,474
Others	42	1,105	-1,063
Loan interest payable		16,963	-16,963
Interest on loan by Subsidiary Companies	4,205	498	3,707
Other charges from subsidiary companies	53		53
Total	-21,832	19,314	2,518

D) REVALUATIONS €/000 1,722 (€/000 18,696 as of 31.12.2003). Almost all this amount relates to the write-down of the equity investments Videolot Gestione S.p.A. (€/000 1,676) and Triplet S.p.A. (€/000 46), effected on the basis of the results of the financial year ended on 31.12. 2004.

E) EXTRAORDINARY INCOME AND CHARGES

These amount to €/000 -25,408 (€/000 -31,398 as of 31.12.2003) and represent the net value between:

Extraordinary income €/000 2,487 (€/000 22,987 as of 31.12.2003). €/000 812 relate to the capital gain arising from the liquidation of the investee company Twin, while the remaining amount relates to incorrect provisions made in previous years.

Extraordinary charges €/000 27,896 (€/000 54,385 as of 31.12.2003). The most significant amounts refer to:

- €/000 9,000 as against the proceeding initiated by the Competition Authority against Lottomatica. The Authority's decision is currently under appeal;
- €/000 7,000 for the charges paid to Cirsa following the sale of the equity investment in GBC for the cessation of the commitments undertaken by Lottomatica on the acquisition;
- €/000 4,760 for the extraordinary allocation of funds to the provision for bad debts in relation to the positions deriving from the acquisition of the Games division of EIS S.p.A.;
- €/000 2,198 for amounts to cover corporate restructuring charges and retirement incentives;
- €/000 1,849 for the assessment of costs not accrued to the financial year;
- €/000 613 for charges connected to the closure of operational activities in Venezuela;
- €/000 786 for charges sustained by Lottomatica, who took advantage of the tax amnesty procedure provided by Law No. 289/02 for the financial year 2001.

INCOME TAXES

These amount to €/000 39,162 (€/000 7,536 as of 31.12.2003) and include:

- current taxes of €/000 20,024: €/000 13,702 relating to *IRES* (€/000 3,777 as of 31.12.2003) and €/000 6,322 to *IRAP* (€/000 3,759 as of 31.12.2003) for the year calculated on the basis of current tax regulations. In 2004 the Company used up all earlier tax losses for *IRES* purposes;
- advance taxes amounting to €/000 -12,550 (€/000 7,476 as of 31.12.2003) resulting from the combined effect of the entry of advance taxes for 2004 of €/000 5,423 and the use of advance taxes entered in previous years amounting to €/000 17,973;
- deferred taxes amounting to €/000 6,588, arising by the combined effect of deferred taxes on advance tax amortization of €/000 7,153 and on dividends to be collected during 2005 by Lottomatica Sistemi S.p.A. and Cirmatica Gaming S.A. of €/000 123 and the use of deferred tax liabilities of €/000 688 entered in 2003 on the dividend from Cirmatica Gaming S.A. collected in 2004.

Reference is made to the annexes for the reconciliation of actual and theoretical tax burdens and for more details on the calculation of deferred taxes.

NET INCOME

The Financial Statements as of 31.12.2004 show a net income of €/000 47,119 (€/000 29,529 as of 31.12.2003).

OTHER INFORMATION

- ***Personnel***

  The table below shows the average number of employees, analysed by category, as of 31.12.2004:

Average employees for the period	2004	2003
Executives	40.6	44.9
Supervisors	65.8	56
Office staff	505.9	471.3
Manual workers	5.3	7.3
Total	**617.6**	**579.5**

- ***Remunerations paid to Directors and Statutory Auditors***

  These amount to €/000 1,213 and are broken down as follows:
  - Directors' remuneration €/000 1,017
  - Statutory Auditors' remuneration €/000 196

  The table annexed shows the remuneration due to Directors and Statutory Auditors as of 31 December 2004 pursuant to Consob Resolution No. 11.971 of 14 May 1999:

First and last Name	Position	Term of office	Expiration of office	Fees for the office held in the company drawing up the financial statements	Non-cash benefits (Accomodation, mobile phone, car and meal vouchers)	Bonuses and other incentives	Other remunerations
Antonio Belloni	Board Member	24-Sep-02	31.12.2004	13,335.00			Annual gross 7,500 (remuneration committee)
Antonio Belloni	Chairman	04-Mar-03	31.12.2004	400,000.00			
Rosario Bifulco	Managing Director	02-Dec-02	31.12.2004	362,000.00			
Rosario Bifulco	General Manager			259,000.00	21,161.00		
Rosario Bifulco	Managing Director	20-Dec-02	31.12.2004	13,335.00			
Paolo Ainio	Board Member	24-Sep-02	31.12.2004	13,335.00			Annual gross 10,000 (internal control committee), annual gross 7,500 (remuneration committee)
Sergio Baronci	Board Member	24-Sep-02	31.12.2004	13,335.00			
Marco Boroli	Board Member	24-Sep-02	31.12.2004	13,335.00			
Sabino Cassese	Board Member	24-Jun-04	31.12.2004	8,978.00			
Pier Luigi Celli	Board Member	14-Apr-03	31.12.2004	13,335.00			Annual gross 15,000 (remuneration committee)
Paolo Ceretti	Board Member	13-May-04	31.12.2004	8,513.00			6,384 (internal control committee)
Marco Drago	Board Member	24-Sep-02	31.12.2004	13,335.00			
Roberto Drago	Board Member	24-Sep-02	31.12.2004	13,335.00			
Demetrio Mauro	Board Member	24-Sep-02	12/05/2004	4,823.00			3,616 (internal control committee)
Michele Reinero	Board Member	24-Sep-02	31.12.2004	13,335.00			
Marco Sala	Board Member and Joint General Manager	14-Apr-03	31.12.2004		4,843.00		
Severino Salvemini	Board Member	14-Apr-03	31.12.2004	13,335.00			Annual gross 20,000 (internal control committee)
Antonio Tazartes	Board Member	24-Sep-02	31.12.2004	13,335.00			
Alberto Tripi	Board Member	24-Sep-02	12/05/2004	4,896.00			
Giorgio Vincenzini	Board Member	14-Apr-03	31.12.2004	13,335.00			
Francesco Martinelli	Chairman of the Board of Statutory Auditors		31.12.2004	78,208.00			
Angelo Gaviani	Regular Auditor	22-Nov-01	31.12.2004	57,200.00			
Cesare Andrea Grifoni	Regular Auditor	22-Nov-01	31.12.2004	60,832.00			
Giulio Gasloli	Substitute Auditor		31.12.2004	—			
Marco Squazzini Viscontini	Substitute Auditor		31.12.2004	—			

SHAREHOLDINGS OF DIRECTORS, STATUTORY AUDITORS AND GENERAL MANAGERS					
FIRST AND LAST NAME	INVESTEE COMPANY	SHARES HELD AT THE END OF THE PREVIOUS FINANCIAL YEAR	SHARES PURCHASED	SHARES SOLD	SHARES HELD AT THE END OF THE CURRENT FINANCIAL YEAR
Sergio Baronci	Lottomatica	9,500	2,320		11,820
Severino Salvemini	Lottomatica		2,000		2,000
Michele Reinero	Lottomatica	3,500		3,500	
Angelo Gaviani	Lottomatica		85		85

STOCK OPTIONS ASSIGNED TO DIRECTORS AND GENERAL MANAGERS

		Options held at the beginning of the financial year			Options assigned during the financial year			Options exercised during the financial year			Options expired during the financial year	Options held at the end of the financial year		
First and last name	Position	No. of options	Average exercise price	Average maturity				No. of options	Average exercise price	Average market price	No. of options	No. of options	Average exercise price	Average maturity
Antonio Belloni	Chairman	661,000	14.63	Within 5 days as of the approval of the consolidated financial statements (2003/2005)				130,000	14.63	24.33	—	531,000	14.63	Within 5 days as of the approval of the consolidated financial statements (2003/2005)
Rosario Bifulco	Managing Director and General Manager	2,026,000	14.63	Sept. 2006				—	—	—	—	2,026,000	14.63	Sept. 2006
Marco Sala	Board Member and Joint General Manager	1,012,000	14.63	Sept. 2006				—	—	—	—	1,012,000	14.63	Sept. 2006

Annexes

PROPERTY AND ECONOMIC RELATIONS WITH THE GROUP COMPANIES

Values in €	Receivables				Payables			
	Trade receivables		Financial receivables		Trade payables		Financial payables	
	Within 12 months	Beyond 12 months	Within 12 months	Beyond 12 months	Within 12 months	Beyond 12 months	Within 12 months	Beyond 12 months
-) Lottomatica Sistemi S.p.A.	305,112		21,131,503	10,984,067	12,251,872		1,586	
-) PCC Giochi e srvizi S.p.A.					1,621,655			
-) Twin	-				0			
-) Lottomatica Italia servizi S.p.A.	3,690,616		609		230,791		45,040,651	
-) Cirmatica			3,664,498		-		131,063,542	
-) GBC					-			
-) Consorzio Giochi Sportivi	556,082		614,460	614,460	71,617		372,079	
-) Consorzio Lotterie Nazionali	23,617,161		10,165,148		-		12,883,626	
-) Triplet	34,141							
-) Videolot Gestione	36,836		230,644		25,897			
-) Totobit Informatica			54,047		370,334			
-) US Finanziaria	17,511							
	28,257,460	-	35,860,809	11,598,527	14,572,166	-	189,361,484	-
		28,257,460		47,459,335		14,572,166		189,361,484
				75,716,795				203,933,650

Values in €	Income positive components				Income negative components					
	A1	A5	C 16	E 20	B6	B7	B8	B 14	C17	E21
-) LS		633,611	949,941			19,938,036			1,586	
-) PCC					4,679,527	22,698				
-) Totobit		24,791	24,380			372,500				
-) Twin		185,390				8,611				
-) LIS		7,322,567	509	9,849		272,996		-3,870	51,692	
-) CGS								372,079		
-) CLN		24,969,510	263,895					16,595,609		
-) Triplet		36,836								
-) Videolot		25,000								
-) LIS Finanz.		17,511								
-) CIRM									4,205,088	
	-	33,215,216	1,238,726	9,849	4,679,527	20,614,842	-	16,963,818	4,258,366	-
				34,453,941						46,516,552

Analysis of income results		
Values in thousands of Euros	*Report as of 31.12.2004*	*Report as of 31.12.2003*
Value of production		
Revenues from sales and services	504,043	430,112
Capitalisation of internal construction costs	-	295
Other revenues	38,341	10,195
Total revenues	**542,384**	**440,602**
Costs for goods and services	245,073	236,002
Change in inventories of raw materials	44	135
Value added	**297,268**	**204,466**
Personnel costs	39,247	36,301
Operating expenses	28,600	2,655
Gross Operating Margin (EBITDA)	**229,420**	**165,510**
Amortization of intangible assets	61,141	68,071
Depreciation of tangible assets	42,170	41,859
Write-down of fixed assets	609	
Write-down of receivables	348	
Other provisions	2,194	890
Operating profit (EBIT)	**122,957**	**54,689**
Financial income (charges)	-9,546	24,993
Profit before extraordinary items	**113,411**	**79,682**
Revaluations	-1,722	-18,696
Extraordinary income (charges)	-25,408	-31,398
Profit before taxes (EBT)	**86,281**	**29,589**
Income taxes for the period	-39,162	-60
Profit (loss) for the period	**47,119**	**29,529**

Analisys of the Balance Sheet		
Values in thousands of Euros	Report as of 31.12.2004	Report as of 31.12.2003
Due from shareholders		
Intangible assets	374,830	419,958
Tangible assets	88,687	120,822
Investments	150,438	216,578
Net fixed assets	**613,955**	**757,358**
Inventories	379	423
Receivables from customers	33,810	16,596
Receivables from others	66,423	66,942
Other assets	6,700	7,486
Trade payables	124,775	98,083
Provisions for risks and charges	24,256	4,981
Other current liabilities	27,528	40,975
Working capital	**-69,247**	**-52,592**
Staff Severance Fund	4,072	3,359
Net invested capital	**540,636**	**701,407**
Share capital	88,939	88,809
Reserves and results carried over	154,685	301,003
Operating profit (loss)	47,119	29,529
Shareholders' Equity	**290,743**	**419,341**
Medium-term financial payables (receivables)	348,401	340,461
Short-term financial payables (receivables)	86,701	119,271
Banks/cash on hand - reserves (-) indebtedness (+)	-185,209	-177,666
Financial coverage	**249,893**	**282,066**
Total coverage	**540,636**	**701,407**

CASH-FLOW STATEMENT

Values in €/000	*Report as of 31.12.2004*	*Report as of 31.12.2003*
A.- Net initial reserves (+) indebtedness (-)	-282.066	-5.914
Merger effect (net initial data of the merged company)		
B.- Cash-flow from operating activities		
Net profit (loss)	47.119	29.529
Amortization and depreciation	103.311	109.930
Capital loss (gain) from disposal of fixed assets	-515	31.098
(Revaluations) or write-downs of fixed assets	2.331	19.770
Changes in working capital	16.654	-45.657
Net change in staff severance fund	713	829
Total	**169.613**	**145.498**
C.- Cash-flow from investments in fixed assets		
Investments in fixed assets:		
intangible assets	-16.981	-11.271
tangible assets	-11.831	-37.470
investments	-314	-85.297
Disinvestments	67.402	1.295
Total	**38.276**	**-132.743**
D.- Change in Shareholders' Equity		
Distribution of profits	-177.618	-292.228
Contributions by shareholders	1.902	3.320
Total	**-175.716**	**-288.908**
F.- Cash-flow for the period (B+C+D+E)	**32.173**	**-276.153**
G.- Net cash (+) indebtedness (-)	**-249.893**	**-282.066**

RECONCILIATION BETWEEN ORDINARY TAX RATE AND ACTUAL IRES TAX RATE:	2003 Financial Year	2004 Financial Year
Applicable ordinary tax rate	34.00%	33.00%
Effect from increases (decreases) wit respect to ordinary tax rate:		
Performance bonus + MBO	3.64%	1.95%
Extraordinary charges	3.05%	0.75%
Dividends	11.94%	0.80%
Write-down of equity investments	19.01%	0.66%
Early retirement	6.89%	
Provisions	2.27%	6.65%
Free gifts	0.45%	1.70%
Other	4.98%	1.96%
Dividends	-47.92%	-2.85%
Other decreases	-66.92%	-19.05%
Use of previous tax losses		-9.69%
Actual tax rate	0.00%	15.88%

ENTRY OF DEFERRED AND ADVANCE TAXES AND RELEVANT EFFECTS	*2003 Financial Year*		*2004 Financial Year*	
Description	*Amount of temporary differences*	*Tax effect (% tax rate)*	*Amount of temporary differences*	*Tax effect (% tax rate)*
Advance taxes:				
Goodwill amortization	(323,607)	37.25%	(51,293)	37.25%
Entertainment expenses	(98,566)	37.25%	(58,103)	37.25%
Provisions	(2,290,393)	33% - 37.25%	(3,238,963)	33% - 37.25%
Directors' remuneration	(149,731)	33.00%	(159,778)	33.00%
Write-down of equity investments	(5,495,363)	33.00%	-	
Association dues			(8,709)	37.25%
Write-down of fixed assets	(410,859)	37.25%	(226,683)	37.25%
Performance bonus + MBO	(1,045,565)	33.00%	(1,679,972)	33.00%
Total advance taxes	*(9,814,085)*		*(5,423,501)*	
Returns of advance taxes				
Amortization and depreciation	3,569,561	38.25%	3,884,329	37.25%
Network economies	130,292	34.00%		
Entertainment expenses	121,675	38.25%	69,037	37.25%
Directors' remuneration		34.00%	149,731	33.00%
Write-down of equity investments	5,846,473	34.00%	1,544,675	33.00%
Performance bonus + MBO	829,619	34.00%	1,008,632	33.00%
Provisions	2,290,029	34.00-38.25%	3,104,253	33.00%
Director's indemnity	170,000	34.00%		
Total returns of advance taxes	*12,957,649*		*9,760,658*	
Net advance taxes	3,143,565		4,337,157	
Advance taxes concerning tax losses from current financial year	(8,212,576)			
Advance taxes concerning tax losses from previous financial year			8,212,576	
Deferred taxes:				
LS dividend	(3,532,813)		62,700	
Cirmatica dividend	688,052		(627,588)	
Tax amortization and depreciation			7,153,359	
Total deferred taxes	*(2,844,761)*		*6,588,472*	
Temporary differences excluded from calculation of advance and deferred taxes:				
Tax asset adjustment	437,915			
Net	*(7,475,857)*		*19,138,205*	

Annual Report
2004

LOTTOMATICA

Consolidated Annual Report 2004

LOTTOMATICA




PUOI PAGARE LE
Bollette
qui
index :

Company Name	Lottomatica - Società per azioni
Share Capital	Euro 88,939,280.00 (*) represented by no. 88,939,280 shares with a par value of € 1.00 each
Registered Office	Via Mosca, 45 - Roma
Board of Directors	
Chairman	Antonio BELLONI
Managing Director and General Manager	Rosario BIFULCO
Board Members	Paolo AINIO Sergio BARONCI Marco BOROLI Sabino CASSESE Pier Luigi CELLI Paolo CERETTI Marco DRAGO Roberto DRAGO Michele REINERO (**) Marco SALA Severino SALVEMINI Antonio TAZARTES Giorgio VINCENZINI
Board of Statutory Auditors	
Chairman	Francesco MARTINELLI
Regular Members	Angelo Gaviani Cesare Andrea Grifoni
Substitute Members	Marco Sguazzini Viscontini Giulio Gasloli
Independent Auditors	Reconta Ernst & Young

(*): As of December 31 2004
(**): Expiration of the office as of January 11 2005





Part I : Annual Report 2004 - Management Report

Lottomatica Group Shareholders:

Lottomatica S.p.A. Shareholders as recorded by Consob as of 31.12.2004



27.271%
55.116%
7.652%
6.973%
2.988%
Fineurogames SpA 55.116%
Nuova Tirrena SpA 2.988%
Toro Assicurazioni SpA 6.973%
Fidelity Investments Ltd 7.652%
Free Floating 27.271%

De Agostini Group:
Fineurogames, Nuova Tirrena, Toro Assicurazioni

Share Capital as of 31.12.2004: € 88,939,280
Ordinary shares: no. 88,939,280 with a par value of €1 each

In September 2004 Gesfin, Consorzio Nazionale per l'Informatica, sold its stake in Lottomatica, amounting to 5.87% of the share capital. Following the above sale, free float reached more than 27%. During December, Fidelity Investments increased its shareholding to 7.7%.

The interest in the company stock from United Kingdom and the United States institutional investors increased over the last year, they have gradually more come to see it as a defensive investment with high returns.

Lottomatica Group as of DECEMBER 31 2004

As of 31 December 2004, the Lottomatica Group is made up of the following companies:



Lottomatica SpA
8%
20%

(*) Companies in liquidation

Consolidated Key Data

Revenues



€m
600
400
200
0
499.5
584.6
17%
2003
2004

Ebitda



€m
300
200
100
0
199.6
272.2
36%
2003
2004

Ebit



€m
150
100
50
0
71.9
143.2
99%
2003
2004

Net profit



€m
600
400
200
0
9.7
61.2
2003
2004

Net Debt Position



€m
170
85
0
168.6
48.4
2003
2004

Dividends



€m
600
400
200
0
292.2
177.7
2003
2004

The main business activities carried out by each Group company are summarised below.

• Consolidated Group Companies

Lottomatica Lottomatica is a government's concessionaire to manage the Lotto and other public games, as well as the parent of a Group active in Italy and abroad in the market of games, automated services for citizens and businesses and ticketing services. Furthermore, through its acquisition of the "Games" division of EIS, Lottomatica S.p.A. provides:

- systems and products for games;
- hardware and software terminals and systems to process games and sporting/horse racing bets;
- services to assist in the operations management and Help Desk for the Italian National Horse Racing Pari-Mutuel System.

Lottomatica Giochi Sportivi On 3 June 2003, the Consorzio Lottomatica Giochi Sportivi was created between Lottomatica S.p.A., Totobit Informatica Software e Sistemi S.p.A., Totocom - Agenzie on-line and Telcos S.p.A., with headquarters in Rome to manage the businesses referred to in the "Licence to assign activities and public functions regarding betting pools as well as any other games related to sporting events". Operations began with the first competition of Totocalcio[1] on 17 August 2003.

Lottomatica Sistemi Lottomatica Sistemi, established on 10 December 1999, is currently wholly owned (100%) by Lottomatica. Lottomatica Sistemi manages the Centri di Elaborazione di Zona[2] that make up the periphery of the Lottomatica IT network. Furthermore, the company began providing technical and commercial assistance from March 2004 through its help desk service.

PCC Giochi e Servizi The purpose of the company is to produce and supply specialised paper supports (betting forms, print-outs, travel tickets, betting and gaming slips); its operating headquarters and facilities are in the town of Tito (Province of Potenza). The company is a wholly-owned subsidiary (100%) of Lottomatica Sistemi.

Consorzio Lotterie Nazionali In compliance with the licence, on 10 December 2003, Lottomatica S.p.A., Scientific Games International Inc., Arianna 2001 S.p.A., Olivetti Tecnost S.p.A. (taking over for Tecnost Sistemi S.p.A. following their merger by incorporation) and Servizi Base 2001 S.p.A. established the "Consorzio Lotterie Nazionali."
Shares in the endowment fund are divided as follows:
Lottomatica 63%, Scientific Games 20%, Arianna 2001 15%, Olivetti Tecnost 1% and Servizi Base 2001 1%.
Business operations began in March with the distribution of tickets for the Agnano Lottery.

Lottomatica Italia Servizi Lottomatica Italia Servizi, 92.5% owned by Lottomatica S.p.A., provides services for citizens, businesses, and sporting ticketing services. A new bill payment service was initiated in September with satisfactory results. With the acquisition of the Totobit Group in December 2003, LIS S.p.A. consolidated its position in the services sector.

Totobit Informatica The company operates and is developing an extensive network of multi-function mini-terminals installed at shops with significant footfall (such as bars/bet collection points, service stations, newsstands, and others) aimed at providing remote services "for citizens."
At the moment, the system provides fixed and mobile telephone recharging services for all leading national operators.
Over 2004, Totobit launched a test run of its new "bill payment" product in co-operation with its 100% wholly-owned subsidiary Lis Finanziaria S.p.A.. We would note that tests for Telecom payments started in September, while tests for ENEL payments started in December. The 2004 results were highly promising, with the payment of about 14,000 bills.

[1] [Football Pools].
[2] [Area Data Processing Centres].

It is also to be noticed that the development of the technological platform for the management of the new "Scratch & Win" instant lottery carried out in co-operation with "Consorzio Lotterie Nazionali" Lottomatica.

The first sales outlets at which the service was made available were the tobacconists under contract with the parent company LIS S.p.A. and the network of the "Autogrill" sales outlets.

On 3 August 2004, minority shareholders in the subsidiaries Medialan S.p.A. and TTS S.r.l. shares were purchased pursuant to the resolution of the Company's Board of Directors. The transaction was carried out to achieve an appropriate simplification of the company structure in the context of service provision as well as ensuring full exploitation of the economic advantages expected in the near future.

In particular, the remaining 14% of Medialan S.p.A. and 40% of TTS S.r.l. were purchased; Medialan S.p.A. was subsequently merged by incorporation into Totobit itself. The transaction was completed by means of a public deed dated 22 December 2004. This was followed by the subscription to the increase in share capital in the investee company Easy Nolo S.p.A., by means of the payment of €/000 80 in June 2004. With this transaction, Totobit contributed to the resolved increase in share capital proportionately to its equity investment thus maintaining its 10% investment in Easy Nolo S.p.A.

Sed Multitel This company, 60% owned by Totobit Informatica Software e Sistemi S.p.A., and 20% owned by Lottomatica S.p.A., was established on 28 November 2002 for the purpose of providing a specialised organisation capable of ensuring the necessary technological support, by coordinating and managing its own processing centres and through outsourcing, for the typical transaction activities of the remote services offered.

TTS This company, 100% wholly-owned by Totobit Informatica (60% as of 31 December 2004) is based in Marano di Napoli.

Within the Totobit group, it develops and distributes the software product to process and develop gaming systems at bet collection points. It provides clients with thorough technical/systems service, both by phone (through an in-house call centre) and on site. It also gathers subscription contracts throughout the territory for the services provided by the parent company.

Lis Finanziaria S.p.A. A wholly-owned subsidiary (100%) of Totobit Informatica Software e Sistemi S.p.A., specifically established and registered with the Albo degli Intermediari Finanziari[3] pursuant to Article 106 of the T.U.L.B.[4], it is the company responsible for managing the financial services that Totobit plans to bring into its network. The utilities bill payment service was the first service to be developed, becoming fully operational from the end of September.

Cirmatica Gaming A company incorporated under the laws of Spain, established on 25 July 2000, is currently a wholly-owned subsidiary (100%) of Lottomatica. The purpose of Cirmatica Gaming S.A. is the management and administration of financial and equity investments.

Triplet On 25 May 2004, Triplet S.p.A., a company wholly owned (100%) by Lottomatica S.p.A., was established to design, install and operate IT systems. It should also be noted that, as of 31 December 2004, operations had not yet been started. The company, together with Lottomatica S.p.A. in a Temporary Business Combine[5], was granted the licence to manage video lotteries.

Videolot Gestione Videolot Gestione The company was established as a joint-stock company with a single shareholder on 16 November 2004 to organise, manage, purchase, dispose of, distribute and operate amusement and entertainment equipment.

Videolot Gestione S.p.A. is a company wholly owned by Lottomatica S.p.A..

It is also to be noted the completion of the sale of the equity investment in GBC S.A. in September. This transaction, following that effected at the end of 2003 involving the sale of Bingo Plus, marks the completion of the Lottomatica Group's withdrawal from the bingo business.

3 [Financial Brokers Register].
4 [Testo Unico delle Leggi in materia Bancaria e Creditizia = Consolidation Act on Banking and Credit Laws].
5 [RTI, Raggruppamento Temporaneo d'Impresa].

• Unconsolidated Companies

On 13 May 2004 Lottomatica resolved on the voluntary liquidation of the subsidiary companies Lottomatica Argentina and Lotto do Brasil.

• Stock market trend

Following the slow decline experienced from 2000 onwards, in 2004 stock markets started to recover with a good rate of growth particularly in the Euro area. Investors have taken advantage of good investment opportunities, opting in particular for more defensive sectors such as Utilities, Energy, Real Estate and Financial sectors.
In Italy in particular, 2004 was characterised by a marked recovery in share prices and a growth in volumes, pushing the capitalisation value of listed domestic businesses to more than € 580 billion (equal to more than 43% of GDP). The growth was one of the highest at an international level with a 13% increase in the S&P/Mib index and over 18% for Mibtel.

• Lottomatica Stock in 2004

Lottomatica stock performance in the Stock Exchange greatly exceeded that of the main international and Italian indices. Against a very considerable rise both in the S&P/Mib index (+13%) and the Midex reference index (+12%) for Lottomatica, the growth performance of Lottomatica was +57% (adjusted for 2004 dividends). This is in line with trends of the most important securities in the defensive sectors both at an Italian and international level. There was a substantial correlation with the whole Leisure & Gaming sector worldwide. The Dow Jones sector index recorded an increase of about 40%. The Stock Exchange performance of some of the listed companies comparable with Lottomatica was in line with that of the Company (the Greek companies OPAP and Intralot, the English companies William Hill, Hilton, and the US company Scientific Games).
In 2004, more than 57.3 million shares have been traded, with a daily average of 223,138 shares traded.
As of 31 December 2004 Lottomatica market capitalisation reached € 2.4 billion, exceeding € 2.7 billion as of 28 February 2005.
On 22 April 2004, Lottomatica approved distribution of total dividends of € 2 per share.
The stock joined the S&P/MIB index with effect from 21 March 2005. This index includes 40 stocks selected from those issued by the main listed companies in Italy, based on a ranking of



PRICE
VOLUME

Note: prices adjusted for 2004 dividends
(Source: Bloomberg - Lehman Brothers)

all listed securities by firstly considering their business sector, their liquidity and finally their market capitalisation based on free floating. The most representative stocks for each sector are selected in consideration of their liquidity and relative size as compared to the other companies in the same sector.

- Stock options

2001 – 2003 Plan

It will be recalled that all options assigned (and exercisable) within the same plan had been exercised by 31 December 2003.

2003 – 2005 Plans

The Shareholders' Meeting of 14 April 2003 resolved on an increase of the share capital through payment of funds up to a maximum of € 5,652,377 through the issue over one or more occasions of a maximum of 5,652,377 ordinary shares with a par value of € 1 each, serving stock option plans available to employees of the Company and its subsidiaries as well as to the Company's executive directors.
A number of stock option plans were adopted by the Board of Directors on 11 June 2003 with related regulations for the benefit of managers of the Company and its subsidiaries and the Company's executive directors (chairman, managing director and joint general manager). Beneficiaries were allocated a total of 4,524,000 options (825,000 to managers, 661,000 to the Chairman, 2,026,000 to the Managing Director and 1,012,000 to the Joint General Manager). These options will not at any rate become exercisable before the closure of the financial year on 31 December 2005 and this only on the achievement of specific goals (EBITDA) described in the respective regulations connected to the Company's Business Plan. Between 6 October and 27 December 2004 the Chairman exercised 130,000 options consistently with the regulations applying to his specific stock option plan.
Again with reference to the above mentioned resolution passed by the Shareholders' Meeting on 14 April 2003, the Board of Directors adopted a new Stock Option Plan with the relevant regulations at the meeting held on 13 May 2004 for the benefit of employees of the Company and its subsidiaries. In particular, the Board of Directors allocated a total of 245,675 options to be exercised (i) in part between 1 January and 15 December 2007 following the achievement of specific goals (2004 consolidated EBITDA) and (ii) in part between 1 January and 10 December 2008 again following the achievement of specific goals (2005 consolidated EBITDA).

Analysis of consolidated income

Values in thousands of Euros	Report as of 31.12.2004	Report as of 31.12.2003
Value of production		
Revenues from sales and services	1,218,535	956,860
Change in inventories	-26	-80
Capitalisation of internal construction costs	1,418	295
Other revenues	14,319	4,067
Total revenues	**1,234,246**	**961,142**
Costs for goods and services	893,811	694,103
Change in inventories	-921	166
Value added	**341,356**	**266,873**
Personnel costs	56,102	63,213
Operating expenses	13,076	4,044
Gross Operating Margin (EBITDA)	**272,178**	**199,616**
Amortization of intangible assets	71,683	80,772
Depreciation of tangible assets	46,712	45,838
Write-down of fixed assets	609	
Write-down of receivables	1,720	26
Other provisions	8,207	1,105
Operating profit (EBIT)	**143,247**	**71,875**
Financial income (charges)	-13,279	24,396
Profit before extraordinary items	**129,968**	**96,271**
Revaluations	-243	-3,402
Extraordinary income (charges)	-19,227	-90,576
Profit before taxes (EBT)	**110,498**	**2,293**
Income taxes for the period	-49,300	7,388
Profit (loss) for the period	**61,198**	**9,681**
Profit (loss) for the period - minority interests	**479**	**531**

Summary of Consolidated economic and financial performance

Analysis of Income results

As of 31.12.2004 Lottomatica Group showed a final consolidated net income of €/000 60,719 (€/000 9,150 as of 31.12.2003).

Revenues from sales and services totalled €/000 1,218,535, compared to €/000 956,860 on 31 December 2003. Last year figures included €/000 256,159 for GBC, no longer included in the scope of consolidation; on 31 December 2004 Totobit group companies entered the scope of consolidation (consolidated as of 31.12.2003 only at the equity level in relation to the time needed to complete the entire transaction), as well as Consorzio Lotterie Nazionali; as of 31.12.2004 revenues totalled €/000 346,162 and €/000 15,808 respectively.

Revenues from sales and services are gross of the face value of top-ups and the commission for LIS and Totobit bet collection points (overall €/000 647,633). Net of these components revenues from sales and services total €/000 570,902 compared to €/000 458,049 for the previous financial year (excluding GBC S.A.).

See the next chapter for a more in-depth analysis of the trends in individual lines of business.

Trends in revenues by line of business

Gaming sector

2004 was a particularly positive year for the Gaming sector in Italy due above all, to the excellent Lotto wagers (record year) and to the start-up of concessions for legal amusement with prize machines. Total wagers amounted to more than € 24 billion against about € 15 billion in 2003. It should be emphasised in any case that the 2004 figure includes about € 4 billion coming from amusement with prize machines, not included in the 2003 data.

Lotto Game continues to represent about half of total volume collected from gaming (about 12 billion collected in 2004). Attention should also be drawn to the re-launch of the Instant and Traditional Lotteries system. With the new Consorzio Lotterie Nazionali management, initiating in June, the system collected a volume of more than € 458 million. So far as Superenalotto game was concerned, volumes colleted were slightly down following the adjustments of recent years, at about € 1.8 billion at the end of 2004. While Sports pools have maintained stable income levels, growth in Sports Betting has been of particular interest (+15% compared to 2003).

During the year AAMS[6] continued in its commitment to combat illegal and unofficial gaming through the development of a range of gaming activities which are increasingly competitive and meeting the expectations of the public. So far as this latter aspect is concerned, the 2005 Budget Law includes a series of innovations applying to Lotto.

The comment below refer to the revenues earned by individual line of business.

	Wagers €/000	Bets x 1.000	Revenues €/000
First Quarter 2004	1,960,960	726,204	126,983
First Quarter 2003	1,682,385	654,056	109,031
Delta %	16.56%	11.03%	16.47%
Second Quarter 2004	2,464,201	724,621	158,133
Second Quarter 2003	1,743,091	629,823	112,020
Delta %	41.37%	15.05%	41.16%
First Half 2004	4,425,161	1,450,825	285,116
First Half 2003	3,425,476	1,283,879	221,051
Delta %	29.18%	13.00%	28.98%
Third Quarter 2004	3,074,334	740,469	150,355
Third Quarter 2003	1,740,290	629,368	107,705
Delta %	76.66%	17.65%	39.60%
Fourth Quarter 2004	4,223,307	783,301	58,734
Fourth Quarter 2003	1,772,213	667,915	84,076
Delta %	138.31%	17.28%	-30.14%
Second Half 2004	7,297,641	1,523,770	209,089
Second Half 2003	3,512,503	1,297,283	191,781
Delta %	107.76%	17.46%	9.02%
2004	11,722,802	2,974,595	494,206
2003	6,937,979	2,581,162	412,832
Delta %	68.97%	15.24%	19.71%

[6] [Amministrazione Autonoma dei Monopoli di Stato = Italian State Monopoly].

• Games

Lotto The figures as of 31 December 2004 grew compared to the same period of the previous year both in terms of the overall wagers and revenues for the commission due to Lottomatica.
As a practice, the operating profit is analysed in two different types of wagering: on the one hand is "normal" wagering (the so-called "core"), which remains structurally stable over time and allow Lottomatica to achieve significant economic results by themselves; on the other hand, are "speculative" bets made on late numbers (meaning those numbers that have not been drawn for more than 100 drawings), where some players concentrate an additional amount of bets, with unit values considerably higher than average.
Data analysis as shown highlights total wagers of € 11.73 billion, for a 69% increase compared to the same period of the previous year. The wagers for late numbers, equal to approximately € 5,655 million, nearly quadrupled compared to € 1,350 million recorded for the corresponding period of the previous year, showing an increase of 319%.
The significant increase of wagers for late numbers derives mostly, on gambling on number 53 being drawn in Venice, which had still not been drawn at the end of 2004.
The "core" of the business which is traditionally stable, experienced a growth of 8% compared to 2003. This was partly a side-effect of gaming on two and three numbers including number 53 of Venice.
As a result of the greater wagers on late numbers, the average bet for 2004 showed an increase, totalling € 3.9 compared to € 2.7 last year.
The same period also showed an increase in the overall number of bets, 2,974 million versus 2,581 million last year (+15%); this increase is substantially due to the increase in speculative bets.
Against a 69% increase in wagers, Lottomatica revenues amounted to € 494 million compared to € 413 million in 2003, with an increase of 20%.

F1=Formula 101 With a Ministerial Decree on 1 March 2004, AAMS declared the temporary suspension of accepting bets collected by the pari-mutuel system known as "Formula 101". The same decree on 1 March established that the ministerial decrees governing the bets collected by the new pari-mutuel system on events other than horse races will be set down and formalised during 2004.

Tris Below is the table illustrating Volume Collected and Revenues for the game carried out on behalf of the licensee Sarabet :

Wagers and Revenues (on behalf of the licensee Sara Bet)

€/000	31.12.2004	31.12.2003	Delta %
Total Wagers	595,589	602,228	-1.10%
Wagers collected by the group (Lottomatica and twin)	68,146	82,972	-17.87%
Lottomatica Group market share*	11.44%	13.78%	- 2.34%
Group revenues	**1,124**	**1,369**	

(*): the value also includes revenues from the volume collected by Twin excluded from the scope of consolidation as a result of the liquidation process.

Totocalcio e Totogol Beginning on 17 August 2003, Lottomatica, through Consorzio Lottomatica Giochi Sportivi, qualified as licensee, gathers the betting pools for the games "Totocalcio", "Totogol" and "9" on its own network.
As of 31.12.2004, Lottomatica Giochi Sportivi has a market share of 26.3%.
Here is the table illustrating the Volume Collected and Revenues for the game.

Wagers and Revenues for the game

		31.12.2003	31.12.2004
Market Pos		23,000	21,500
Consorzio G.S. Pos		6,927	5,800
Consorzio G.S. Pos		30.1%	27.0%
Market Wagers	€/000	491,568	443,202
Consorzio G.S. Wagers			116,581
-Totocalcio			81,499
-Totogol			35,082
Average bet (€)			5,17
Totocalcio (€)			6,85
Totogol (€)			3,29
Market Share			26.3%
Commission	€/000		4,022

Consorzio Lotterie Nazionali On 14 October 2003 Lottomatica, as representative of the Temporary Business Combine, entered into an agreement with AAMS to grant the Licence for the automated management service of the national instant and traditional lotteries.

Instant Lotteries
Instant lotteries were launched in June 2004. The launch was supported by a television campaign that began on Sunday, 7 June, and lasted 2 weeks, to quickly generate maximum coverage of a mass target. The TV communication campaign was structured on 3 flights: the first at the end of June, the second in the first half of August and the third at the end of September. In addition, promotional events have been initiated, such as support for the Tim Tour and the promotion of the product along the whole Riviera Romagnola coast.

The overall communication campaign was augmented over the summer and fall with radio, newspapers and Internet.
The outcome of the launch:
Network
Approximately 20,000 outlets
Technology
The reduced impact of technical problems in the activation of the Scratch and Win Lottery.
Logistics
Distribution made without particular difficulties.
Process
Good understanding of gaming mechanisms and process (activation, validation) by the sales outlets.

At the end of 2004, after 7 months of operations, the Consortium had sold 273 million tickets, equivalent to a volume collected of € 399 million compared with the sales effected by AAMS over the same period in 2003 of 82 million tickets, equivalent to a volume collected of € 123 million.
Seven different games were released onto the market over the period with price levels of € 1, € 2 and € 3. Overall strategy here entails a progressive increase in the average sales price through the consolidation of these three price levels and targeted marketing and sale of products at higher prices for special occasions.
The release of the game reserved for the Christmas period was supported by an advertising campaign based on television, radio and newspapers. An advertising campaign has been conducted at the most important Italian railway stations (Milan, Rome, Turin, Naples) with extremely positive results over the period in question.

Traditional lotteries
Italia Lottery ticket sales began on 7 September, with 18.7 million tickets sold by the end of the period (31.12.2004). The telephone lottery combined with the Italia Lottery ticket also started on 7 September. The results of this "instant" lottery amounted to about 8.0 million calls. The results obtained over the year are particularly positive because representing a reversal of a downwards trend which had been going on for 10 years previously. Italia Lottery results showed an improvement of almost 14% as against 2003, also exceeding figures for 2002 and 2001. If one takes account of the exceptional financial results of the telephone lottery (almost five times the performance achieved in the previous year), total results for the "Italia Lottery" initiative are greater than the figures achieved in 2000.

As mentioned on previous occasions, final figures for traditional lotteries were positive but this was only due to the Italia Lottery since the performance of the "smaller" lotteries did not match expectations, mainly due to the product itself: obsolete, not well positioned on the market and with few distinguishing and "appealing" characteristics.
Drawings effected over 2004 have been carried out without particular problems under AAMS' control.

• Services
Services provided by Lottomatica Group may be divided as follows:
citizen services, e.g. the payment of RAI television licences and Car road tax, printing registry certificates, paying fines and duties, and citizen information services;
sales of telephone top-ups for mobile and fixed telephone;
ticketing services to allow booking and purchases of tickets and subscriptions for sporting and other events.

These services are offered by Lottomatica Italia Servizi and Totobit Software Sistemi Informatica S.p.A., a company wholly acquired (100%) in 2003. For Lottomatica, this acquisition has a strong strategic significance, and makes it possible to grasp the opportunities resulting from expanding the range of services offered to the public, an available technological infrastructure parallel to and independent from that of the Lotto terminals, and the possibility of extending and diversifying the network of sales outlets.

As a result of this acquisition, LIS has been able to set itself an additional goal of setting up an alternative network which is separate from that of the Lotto Game. From 29 September the top-up service migrated progressively from Mael to POS technology with the improvement of all other businesses planned over 2005. The POS installed on 31.01.2005 amount to 19,289.

The development of the alternative network will offer the end client the chance to pay not only through a Pagobancomat card but also a credit card.

Starting from 23 September 2004, users have been able to pay Telecom bills at over 18,000 sales outlets where the POS systems have been installed. On 27 January the same service has also been available for Enel bills (contract signed on 22 June 2004). One of the special features of this undoubtedly interesting business venture is the payment of the utilities bills exclusively by Pagobancomat card. This allows the retailer to avoid the management of cash, hence also avoiding the need to set up any kind of guarantee, at the same time as removing the risk of non-payment for LIS. The end client pays € 1 commission just as that payable at the Post Office or Banks with the added advantage of not having to queue to pay utilities bills.

Net revenues as of 31.12.2004, including those relevant to the Totobit group, of €/000 49,450, rose approximately 60% compared to the same period in 2003, which showed a net turnover of €/000 30,872 (a figure referred exclusively to LIS).

Citizen services

Since 1999, car road taxes may also be paid through tobacconists in the Lottomatica network as well as at the post office and ACI[7] offices, simply by entering the vehicle licence plate number and car road tax expiry date.

As of 31.12.2004, approximately 12.4 million car road tax have been paid through over 22,700 bet collection points, with a turnover of €/000 7,788 for this service, with a 3% drop compared to 31.12.203 (€/000 8,050), mainly due to the opening of alternative payment methods and channels.

Television licence fees may be paid at Lotto bet collection points/tobacconists.

The service involves connecting in real time with the management system for the national user archives, to ensure the security and integrity of the data transmitted.

This fee - almost of which is paid in January - generated 1,347,000 payments in the period under consideration, with overall revenues of approximately €/000 584. Compared to the same period in 2003 there is a clear drop, both in terms of transactions volume and of revenues (-12%). Once again this is primarily due to the emergence of alternative payment methods and channels.

Lottomatica Italia Servizi, with the commercial support of ANCITEL[8] has activated the service of paying municipal fines through the Lotto network in 90 cities, thus covering approximately 80% of the population resident in provincial capitals.

At the beginning of 2002 LIS implemented a new service regarding payment of the unified taxes.

Law No. 488 of 23 December 1999 (2000 Budget Law) instituted the unified tax for the entry of an action into the docket. This tax replaces court and legal taxes such as: docket registration tax, court fees, revenue stamps and writ of summons issued by the process server.

Since 4 March 2002 this fee may also be paid by making payments at sellers of monopoly goods and revenue stamps (Presidential Decree No. 126 of 1 March 2001). As of 31.12.2004, approximately 1.7 million fees have been paid through the activated network, generating revenues for approximately €/000 492 versus 475 in 2003 (4%).

7 [Automobile Club d'Italia = Italian Automobile Club].

8 [Associazione Nazionale dei Comuni Italiani = National Association of the Italian Municipalities].

Sales of top-ups

Services sector growth has been driven more than any other by the sale of top-ups for mobile telephones.

LIS activated its top-up service for TIM and Vodafone Omnitel since July 2000.

In 2002 the aforementioned operators were also joined by Wind (April 2002) and Tiscali (top-ups for fixed telephone utilities). In 2003 the service was also extended to EUTELIA, a company belonging to the Finital group; Albacom with its Albacard; and in February 2004 to Telecom Italia for the sale of cards for international telephone traffic.

November also saw the beginning of sales of Vodafone service cards. These cards provide differing responses to the requirements of telephone operators, offering, above all in periods of high seasonal variability, promotional offers on traffic at the same time as stimulating the spread and use of the new services (e.g., MMS). It is expected that the growth of this kind of service will become increasingly important in the future.

Totobit, through approximately 17,000 sales outlets, also offers telephone top-up services.

As of 31.12.2004 more than 181.9 million top-ups have been sold through over 30,000 Lottomatica and Totobit sales outlets, compared to approximately 109.4 million in 2003.

Gross revenues totalled approximately €/000 675,879 (of which €/000 646,722 refer to the purchase cost of Wind, Tiscali, Eutelia, Albacom and Telecom top-ups and account turnover for TIM and Vodafone Omnitel at bet collection points) versus gross revenues as of 31.12.2003 of €/000 259,559 (of which €/000 242,059 refers to the purchase cost of top-ups and the account turnover at bet collection points); net of the effects resulting from the contractual dynamics of the various telephone operators, an adjusted comparison of revenues shows a growth of €/000 11,657 (€/000 29,157 as of 31.12.2004 versus €/000 17,500 as of 31.12.2003), €/000 6,520 of which is the result of an increase in turnover by LIS and €/000 5,137 from including Totobit in the scope of consolidation.

This growth is connected to the ever-increasing trend towards on-line with the consequential erosion of the scratch card market.

Automated ticketing services

LIS has offered automated ticketing service since 1998 for purchasing individual and season tickets to sporting events through the Lottomatica network.

Revenues as of 31.12.2004 totalled €/000 4,664.

The ticketing business has broadened its horizons to cover not just soccer games (teams already under contract as of 31.12.2004: A.S. Roma, contract renewed until 30.6.2005; F.C. Juventus, contract renewed until 2006/07; S.S.C. Napoli, contract renewed until 2005/06; U.S. Lecce, contract renewed until 2006/07; Torino Calcio, contract renewed until 2005/06; Atalanta Bergamasca Calcio, contract renewed until 2006/07; Vicenza Calcio, S.S. Lazio, Ascoli Calcio, Ternana Calcio, Ancona Calcio, ACF Fiorentina, Taranto Calcio, Sampdoria, Messina Peloro, Brindisi Calcio, Triestina Calcio, Genoa and Salernitana), but also to managing ticketing for other sports such as basketball. Indeed, your Company sells individual and season tickets for Virtus Roma, Roseto Basket, Scavolini Pesaro, Teramo Basket and Pallacanestro Trieste. Furthermore, LIS has also managed other events, such as the 2004 ATP Milan Indoors tennis tournament, selling more than 13,500 single event and approximately 1,000 season tickets via enabled bet collection points, on site and over the Internet; in February 2004, it managed sales for the Final Eight event of the Italian basketball cup which took place in Forlì, selling more than 17,000 tickets; on 27 March, it managed the ticket sale for the European Boxing Championship match at Palalottomatica and, finally, in June, the tickets sale for the A.S. Effe basket tournament which took place in Genoa and for the "Trofeo delle Rose" international basket tournament.

The further implementations concerning the ticketing software made it possible to extend the reference market, offering the sales service of tickets/season tickets not only for sport events, but also to organisers of cultural/musical events. In fact, the sale of all events organised at the Auditorium and those organised by third parties at the "Parco della Musica" began in January. LIS manages the sale of approximately 25 events per day beginning in January 2004. Again within the framework of the ticketing for musical events, LIS continues to contract other organisers of musical events throughout the country.
The tickets sold through the on-line ticketing service were approximately 3,800,000.

Amusement games (Videolotteries)

On 28 June 2004 the selection procedure for the concession of collection rights in relation to legal games through amusement and entertainment equipment was completed with its assignment to Lottomatica-Triplet Temporary Business Combine.
On 4 November 2004, AAMS issued the remote network provisional management decree for the Temporary Business Combine.
The project has however, been subject to delays for reasons which have also affected the other licensees, due essentially to the following:

a. difficulties experienced by different TLC operators in connecting the equipment;
b. resistance on the part of the various retailers to permitting access and performance of the necessary works for the connection together with the implementation of all the measures required to guarantee the correct functioning of the connection;
c. difficulties experienced with some equipment models in communicating by means of the indicated protocol.

From the operational point of view, the main data as of 31.12.2004 can be summarised as follows:

- about 11,000 authorisations granted;
- 41 contracts entered into with operators;
- 7,700 machines installed of which about 1,000 direct;
- net revenues (LTM + Videolot) €/000 608;
- Unified State Tax paid to AAMS: €/000 26,612.

Finally, a number of gaming machines were devalued over the 2004 financial year which, as a consequence of their functioning characteristics, were not popular with players, with collection yields currently standing at about one third of those for the other machines managed.

Operating costs

As of 31 December 2004 the Group operating costs total €/000 962,068, compared to €/000 761,526 last year.
The following amounts affect this value:

- €/000 312,960 (€/000 242,652 as of 31 December 2003) for Wind and Tiscali top-ups cost and bet collection points commission on TIM and Omnitel top-ups by LIS;
- €/000 334,673 for the cost of the top-ups by the Totobit group not included in the scope of consolidation as of 31 December 2003.

Net of these components, the overall operating costs total €/000 314,435 down €/000 204,439 compared to 2003. The most significant elements of this change are as follows:

- **change in consolidation perimeter:** has lead to a reduction in costs of €/000 235,106 broken down as follows:
    - reduction of €/000 247,371 deriving from the deconsolidation of Global Bingo Corporation present on 31 December 2003;

- increase of €/000 12,265 due to the inclusion of Consorzio Lotterie Nazionali in the scope of consolidation.

- **operating efficiency:** €/000 18,200. This decline is the result of the technological innovation process begun in early 2003 by migrating the data transmission systems to the IP (Internet Protocol) system;
- **paper products:** a reduction of €/000 6,700 for efficiency savings on purchase costs for contract renegotiations and integration as vendor for PCC Giochi e Servizi;
- **personnel costs** costs increased from €/000 49,458 as of 31 December 2003 (excluding the component from GBC) to €/000 56,102 in the period under consideration (delta €/000 6,644). It should be noted that 22 employees joined Lottomatica's staff from the subsidiary company Twin which had not been consolidated as of 31 December 2003. This was due to the combined effect of the adjustment of the parent company's management structure and the entry of the Totobit group in the scope of consolidation (€/000 3,302);
- **Operational costs:** these have increased by €/000 48,923 as a result of the increased volume of business and normal adaptations to inflation.

As far as promotional and advertising activities over 2004 are concerned, a strategy has been followed to reward habitual players who make up the core of players of the Lotto Game, making a significant contribution to the wagers. An effort has also been made to encourage occasional and potential players by actions targeted at specific groups.
The period has also been characterised by the competitive award procedure for the choice of the creative agency and the media centre to support Lottomatica in Lotto advertising over the next few years.
A number of charitable initiatives were linked to the Lotto Game over the second half-year entailing the raising of funds through the bet collection points for the benefit of sick and disadvantaged children (*Fabbrica del Sorriso, Un euro per un bambino*).
An important advertising campaign was launched in the last quarter of 2004 relating to the Lotto Game through the use of the main media channels (television, radio, newspapers, bill-posting, cinema); its objective being that of continuing in the renewal of the Lotto Game image, putting forward a fresh, lively and up-to-date image.
It has been decided not to use testimonials but to show real-life people enjoying themselves and experiencing the satisfaction (great or small) connected with winning.
The campaign introduces a new creative line which will also be developed in 2005. In particular, the creative concept - the claim that "today could be a great day, give yourself a chance" and the music of Paolo Belli will be the common thread of all advertising for the Lotto Game.

L'EBITDA is equal to €/000 272,178 compared to €/000 199,616 last year. The significant improvement can also be related to the excellent trend in Lotto wagers, showing a 19.66% growth in the financial.
EBITDA as of 31 December 2004 has been affected positively by the margins generated by Consorzio Lotterie Nazionali taking account of inter-group transactions. An additional contribution came from the top-ups business of LIS and Totobit, with a positive impact on the EBITDA level.

Consolidated EBIT (Operating Profit) is equal to €/000 143,247 compared to €/000 71,875 last year, with an increase reflecting the significant improvement in EBITDA; greater depreciation and amortization resulting from the 2004 investment plan have been entirely offset by completion of the depreciation and amortization process for some assets by 31.12. 2003.
It should also be pointed out that the figure for 31.12.2004 includes €/000 14,359 for

depreciation and amortization made by applying voluntary reassessment criteria to some assets on 31.12.2003 pursuant to Law No. 250/2003.
"Other provisions" represents a significant component with an impact on EBIT levels with a rise of €/000 7,102 compared to 31.12.2003. €/000 3,302 of this rise is connected to the discounted value of the financial instruments linked to call/put options (currency options) set up to manage the exchange risk connected to the supply of instant lottery tickets in dollars. The figure represents exclusively the mark-to-market of the transaction and does not necessarily imply a future payment. Indeed, the intrinsic value of the structure is currently zero. A further amount of €/000 1,700 has been allocated as provision for risks and charges in relation to the litigation following the early termination of a contract for the supply of traditional lottery tickets.

Financial management shows a negative balance equal to €/000 13,279. The interest accrued share for the period on the debenture loan, including the relevant discount on bond issue as of 31.12.2004, amounts to €/000 17,474.
Extraordinary management, showing a balance of €/000 -19,227, includes actual costs referring to past financial years, as well as the allocations as of 31 December to cover risks from pending judicial and arbitration proceedings and corporate reorganisation charges.
The sale of GBC and its related deconsolidation has lead to the recording of net extraordinary income of €/000 708.
The liquidation of the subsidiary company Twin has generated a net capital gain of €/000 812.

Investments
Group consolidated investments as of 31 December total €/000 55,196. The purchase of tangible assets shows an overall total of €/000 22,737. The most important values come from the following businesses:
- **Lotto:** €/000 4,896 essentially for increases and replacements of terminals;
- **Videolotterie:** €/000 8,099 for project start-up and the purchase of the central gaming system, the access points and gaming terminals;
- **Ricariche telefoniche:** €/000 7,674 for the purchase of mini-terminals (POS) installed on LIS' network as well in 2004;
- **Lotterie istantanee e differite:** €/000 1,352 for central hardware.

Consolidated Cash-flow statement

Values in thousands of Euros	31.12.2004	31.12.2003
A Net initial cash and equivalent (+) indebtedness (-)	-168,674	-45,181
Financial changes in consolidation perimeter	10,320	
B Cash-flow from operating activities		
Profit (loss) for the period	61,198	9,681
Amortization and depreciation	118,395	126,610
Capital loss (gain) from disposal of fixed assets	-515	31,061
(Revaluations) or write-downs of fixed assets	2,768	41,901
Changes in working capital	93,737	66,624
Net change in staff severance fund	1,147	1,083
Change in consolidation perimeter/consolidation differences	-2,504	35,320
	274,226	**312,280**
C Cash-flow from investments		
In fixed assets		
Investments in fixed assets:		
- intangible assets	-30,906	-15,402
- tangible assets	-22,737	-41,771
- investments	-2,067	-90,418
Proceeds, or redemption value, of fixed assets	67,120	726
	11,410	**-146,865**
D Change in Shareholders' Equity		
Distribution of profits	-177,619	-292,228
Contributions by shareholders	1,902	3,320
	-175,717	**-288,908**
F Cash-flow for the period (B+C+D+E))	109,919	-123,493
G Net cash and equivalent (+) indebtedness (-)	-48,435	-168,674

Investments in intangible assets amounted to €/000 32,222. The most important amounts come from the following businesses:

- Consorzio Lotterie Nazionali: €/000 11,022, €/000 3,400 of which related to the costs of the gaming system and the remainder to the start-up and advertising costs connected to the project launch;
- Lottomatica: €/000 16,136 for the development of software linked both to the Lotto Game and the implementation of the video lottery gaming system;
- Lis: €/000 2,443 for the development of software linked to the new duty stamps project to be launched in 2005.

Compared to 31.12.2003, the effect from deconsolidation of the GBC Group determined a net variation equal to €/000 9,570 for tangible assets and €/000 23,829 for intangible assets, plus €/000 24,151 of residual goodwill.

Net Debt Position

As of 31.12.2004 Lottomatica S.p.A. Group shows a net debt of € 48.4 million.
The debt primarily consists of the bond for €/000 360.0 million issued in December 2003. The figure shown in the financial statements also includes the interest accruing for 2004 (€ 0.5 million).

Cash and equivalent amounted to about € 241.6 million. This figure can be broken down as follows: time and demand deposits with the main Italian banks (at flat Euribor) amounting to € 155.5 million; positive balances on bank and postal accounts amounting to € 86.1 million. It should be noted that about one half of the cash held on bank accounts (€ 44.3 million) is referable to Consorzio Lotterie Nazionali preparing in this way for the payment of the amounts due to the Tax Office in relation to the traditional lotteries over the first days of 2005 (€ 52.2 million).

Analysis of the consolidated balance sheet

Values in thousands of Euros	Report as of 31.12.2004	Report as of 31.12.2003
Due from shareholders		
Intangible assets	427,444	515,149
Tangible assets	116,146	152,032
Investments	1,593	14,376
Net fixed assets	**545,183**	**681,557**
Inventories	5,265	4,573
Receivables from customers	58,839	38,974
Receivables from others	188,198	119,391
Other assets	8,876	10,020
Trade payables	199,053	117,564
Provisions for risks and charges	28,877	6,724
Other current liabilities	229,389	151,074
Working capital	**-196,141**	**-102,404**
Staff Severance Fund	**6,813**	**5,666**
Net invested capital	**342,229**	**573,487**
Share capital	88,939	88,809
Reserves and results carried over	136,505	303,036
Operating profit (loss)	60,719	9,150
Group shareholders' equity	**286,163**	**400,995**
Shareholders' equity - minority interests	**7,631**	**3,818**
Medium-term financial payables (receivables)	359,499	353,042
Short-term financial payables (receivables)	-69,469	14,741
Cash on hand and deposits with banks	-241,595	-199,109
Financial coverage	**48,435**	**168,674**
Total coverage	**342,229**	**573,487**

Lottomatica Group's Net Debt Position includes Treasury Bills amounting to € 64.1 million and other receivables amounting to € 9.8 million and other payables amounting to € 3.6 million. The first figure is made up of receivables from Bingoplus amounting to € 3.1 million and from AAMS amounting to € 1.2 million (for Consorzio Lottomatica Giochi Sportivi) and receivables from shareholders for payments to the endowment fund (Consorzio Lotterie Nazionali) amounting to € 5.5 million. The second figure mainly relates to IAS 17 entries of € 2.5 million (leasing) together with other payables representing earmarked winnings of € 0.7 million (Consorzio Lotterie Nazionali).

For the purposes of improving the allocation of the group's financial resources, Lottomatica Italia Servizi and Lottomatica Sistemi bank accounts were cash pooled on Lottomatica S.p.A. main account on 22 November 2004. Under the cash pooling system all cash movements of minor companies, whether in the form of withdrawals or deposits, are automatically offset by opposite and equal flows, coming from the controlling entity (Lottomatica S.p.A.) and received by the controlled entities (LIS and LS). As a consequence, the current accounts of the two companies retain a constant zero balance.

Relations with related parties

Below are the economic effects relevant to relations with related parties of the Lottomatica Group as of 31.12.2004.

All transactions effected with related parties, including inter-group transactions, fall under ordinary business activities and are regulated by market conditions or based on specific regulatory provisions; no atypical and/or unusual transactions are noted.

Related Parties - Main Economic Items as of 31.12.2004

€/000 Unconsolidated Subsidiary Companies	Indirect parent, subsidiary and associated companies	Type of transaction	% Consolidated Total
Costs for services	592	Relations with De Agostini S.p.A.	0.114%
Costs for services	191	Relations with De Agostini Editore S.p.A.	0.037%
Total costs for services per Consolidated Financial Statements	**517,731**		

Related Parties - Main Economic Items as of 31.12.2004

€/000 Unconsolidated Subsidiary Companies	Indirect parent, subsidiary and associated companies	Type of transaction	% Consolidated Total
Payables	592	Relations with De Agostini S.p.A.	0.114%
Payables	4,221	Relations with DeA Factor S.p.A.	0.815%
Payables	13,702	Relations with De Agostini S.p.A. (Tax Payable - transferor Lottomatica S.p.A.)	2.647%
Payables	4,951	Relations with De Agostini S.p.A. (Tax Payable - transferor Lottomatica Italia Servizi S.p.A.)	0.956%
Payables	207	Relations with De Agostini Editore S.p.A.	0.040%
Total payables per Consolidated Financial Statements	**788,787**		

Human resources

As of 31 December 2004 Lottomatica Group, referring to the companies consolidated on a line-by-line basis, had 1,020 employees; LIS Finanziaria S.p.A., a company consolidated on an equity basis, had 7 employees.

Human resources

Employees	31.12.2004	31.12.2003
Lottomatica SpA	628	601
Lottomatica Italia Servizi SpA	33	26
Lottomatica Sistemi SpA	213	223
Cirmatica Gaming SA	1	1
PCC GS SpA	75	75
Totobit SpA	41	32
TTS Srl	21	18
Medialan SpA	-	7
Sed Multitel SpA	8	4
Consorzio Lotterie Nazionali	-	-
Consorzio Giochi Sportivi	-	-
Total	**1.020**	**987**
Lis Finanziaria SpA	7	5
Global Bingo Corporation	-	1.948
Unconsolidated companies		
Lottolatino CA	-	28
Triplet SpA	-	-
Twin SpA	-	22
Total	**0**	**50**

Reference Regulatory Framework

The institutional legal framework is described below, including the main new aspects for first half 2004:

LEGISLATIVE DECREE – 8 JANUARY 2004
Supplements and amendments to Legislative Decree No. 242 of 23 July 1999, bearing the "Reorganisation of the *Comitato Olimpico Nazionale Italiano*[10] - CONI" pursuant to Article 1 of Law No. 137 of 6 July 2002.
DECREE BY THE FINANCE MINISTRY – 12 JANUARY 2004
Technical procedures for running the national lottery of the *Carnevale di Viareggio*, the *Festival della canzone italiana di Sanremo* and the *Carnevali* of Putignano and Dauno - 2004 Events.
DECREE BY THE FINANCE MINISTRY – AAMS - 20 JANUARY 2004
Removal, demolition and transfer abroad of the equipment and devices referred to in Article 110, paragraph 7, letter b) of the T.U.L.P.S.[11] laid down in Royal Decree No. 773/1931, or their conversion, where technically possible, into one of the legal gaming devices referred to in Article 110, paragraph 6 or paragraph 7 letters a) and c) of the aforementioned consolidation act.
DECREE BY THE FINANCE MINISTRY – 23 JANUARY 2004
Extension of the management of the Totip betting pools.
LEGISLATIVE DECREE NO. 37 – 6 FEBRUARY 2004
Supplements and amendments to legislative decrees No. 5 and 6 of 17 January 2003, bearing the corporate law reform, as well as to the T.U.L.B.[12] laid down in Legislative Decree No. 385 of 1 September 1993, and to the T.U.F.[13] laid down in Legislative Decree No. 58 of 24 February 1998.
PRESS RELEASE BY THE FINANCE MINISTRY – AAMS (OFFICIAL GAZETTE NO. 31 OF 7 FEBRUARY 2004)
Notice regarding the instant lotteries "Gioca a Scopa e vinci", "Colora la tua fortuna", "L'isola del tesoro" and "Colpo di Fortuna".
FINANCE MINISTRY – AAMS - 11 FEBRUARY 2004 – NOTE NO. 2004/4668/COA/UDC
Installation of amusement and entertainment equipment referred to in Article 110, paragraph 7, of the T.U.L.P.S. and payment of the ISI[14].
LEGISLATIVE DECREE NO. 52 - 20 FEBRUARY 2004
Implementation of the directive 2001/115/EC that simplifies and coordinates V.A.T. billing procedures
DECREE BY THE FINANCE MINISTRY – 23 FEBRUARY 2004
Technical procedures for operating the national lottery of the F.1 San Marino di Imola Grand Prix, the Agnano Grand Prix and the Rome Marathon - 2004.
FINANCE MINISTRY – AAMS - CIRCULAR LETTER NO. 1/COA/DG/2004 - 26 FEBRUARY 2004
Equipment referred to in Article 110, paragraph 6, of the T.U.L.P.S. approved by Royal Decree No. 773 of 18 June 1931 and subsequent supplements and amendments.
DECREE BY THE FINANCE MINISTRY – 1 MARCH 2004
Temporary suspension of the collection of bets in the pari-mutuel system known as "Formula 101".
- DECREE BY THE FINANCE MINISTRY NO. 86 – 12 MARCH 2004
Regulations concerning provisions for remote management of amusement and entertainment equipment, pursuant to Article 14-bis, paragraph 4, of Presidential Decree No. 640 of 26 October 1972, and subsequent supplements and amendments.

10 [Italian National Olympic Committee].
11 [Testo Unico delle Leggi di Pubblica Sicurezza = Consolidation Act on Public Order Laws].
12 [Testo Unico delle Leggi in materia Bancaria e Creditizia = Consolidation Act on Banking and Credit Laws].
13 [Testo Unico dell'Intermediazione Finanziaria = Consolidation Act on Financial Brokerage].
14 [Imposta sugli Intrattenimenti = Entertainment Tax].

DECREE BY THE FINANCE MINISTRY – 22 MARCH 2004
Procedures for participating in the sports-based betting pools Totocalcio, "il 9" and Totogol through specially denominated bets.
DECREE BY THE FINANCE MINISTRY – 22 MARCH 2004
Extension of the prescribed deadline for filing a request for approval of sales of betting pools for 2004.
DECREE BY THE FINANCE MINISTRY – AAMS - 22 MARCH 2004
Methods of payment for entertainment taxes for 2004 relating to mechanical and electromechanical equipment.
DECREE BY THE FINANCE MINISTRY – 1 APRIL 2004
Rules of the Bingo game with remote connection.
DECREE BY THE FINANCE MINISTRY – 8 APRIL 2004
Procedures for implementing the transitional provisions, set forth in Article 6, paragraph 4, of the decree by the Finance Ministry No. 86 of 12 March 2004, that define the functions of the remote network for managing legal games by connecting amusement equipment and devices referred to in Article 110, paragraph 6, of the T.U.L.P.S.
DECREE BY THE FINANCE MINISTRY – 8 APRIL 2004
Terms and procedures for paying the unified state tax on entertainment equipment and devices referred to in Article 110, paragraph 6, of the T.U.L.P.S..
FINANCE MINISTRY – AAMS - 9 APRIL 2004
Clarifications regarding payment of the Unified State Tax[15].
DECREE BY THE FINANCE MINISTRY – 19 APRIL 2004 (ORDINARY SUPPLEMENT NO. 75)
Approval of the technical-functional specifications and communication protocols to adapt the IT systems of the Bingo halls, for the purpose of managing the Bingo game via remote connection.
FINANCE MINISTRY – AAMS - CIRCULAR LETTER NO. 2/COA/DG/2004 - 6 MAY 2004
Application clarifications concerning the entertainment equipment referred to in Article 110, paragraph 7, letters a) and c), of the T.U.L.P.S..
DECREE BY THE FINANCE MINISTRY – 19 APRIL 2004
Technical procedures for operating the national lottery of the F.2000 Monza Grand Prix and the "Festa dei 4 Altari" of Torre del Greco – 2004 event.
DECREE BY THE FINANCE MINISTRY – 26 MAY 2004
Determination of the sale prices for the national instant lotteries tickets.
DECREE BY THE FINANCE MINISTRY – 28 MAY 2004
Announcement and technical procedures for operating the national instant lottery named "Uno, Due, Tris".
DECREE BY THE FINANCE MINISTRY – 28 MAY 2004
Announcement and technical procedures for operating the national instant lottery named "Batti il Banco".
DECREE BY THE FINANCE MINISTRY – 3 JUNE 2004
Regulations on horse racing bets, in implementation of Article 4, paragraph 5, of Presidential Decree No. 169 of 8 April 1998 and Article 16, paragraph 2, of Law No. 133 of 13 May 1999.
DECREE BY THE FINANCE MINISTRY – 4 JUNE 2004
Reduction in the single tax rates on the sporting bets collected by the pari-mutuel system and at fixed odds.
DECREE BY THE FINANCE MINISTRY – 10 JUNE 2004
Technical procedures for operating the national lottery of the "Regata Storica" of Venice and the "Palio" of San Paolino di Lucca - 2004 event.
DECREE BY THE FINANCE MINISTRY – 11 JUNE 2004
Reduction in the single tax rates on the horse racing bets collected by the national pari-mutuel

[15] [PREU = Prelievo Erariale Unico].

system and at fixed odds, on the Tris bets and on similar bets.

PRESS RELEASE BY THE FINANCE MINISTRY – 11 JUNE 2004
(ORDINARY SUPPLEMENT NO. 116)

Memorandum of the list of candidates selected to activate and operate the network, to manage legal games via remote connection, using amusement and entertainment equipment, as well as to perform related activities and functions.

ORDER BY THE FINANCE MINISTRY - 1 JULY 2004

Procedures for issuing approval for operating the equipment, referred to in Article 110, paragraph 6, of the T.U.L.P.S., in the period between the date the selected candidates are identified, that is 30 June 2004, and the final date for entering into the licence agreements with the trustees.

DECREE BY THE FINANCE MINISTRY – 14 JULY 2004

Procedures for determining the taxable base for the unified state tax on the amusement and entertainment equipment, referred to in Article 110, paragraph 6, of the T.U.L.P.S., as well as the criteria for determining the balance, referred to in the Decree No. 515/2004 issued by the AAMS' Director General.

FINANCE MINISTRY – CIRCULAR LETTER NO. 3 – 19 JULY 2004

Equipment referred to in Article 110, paragraph 6, of the T.U.L.P.S. - Approval for operating the equipment.

DECREE BY THE FINANCE MINISTRY – AAMS - 23 JULY 2004

Procedures for determining the basis of calculation of the concession charge for the activation and operational running of the remote network for managing legal games.

DECREE BY THE FINANCE MINISTRY – 28 JULY 2004

Announcement and technical procedures for running the instant lottery named "Caccia al Bottino".

DECREE BY THE FINANCE MINISTRY – 28 JULY 2004

Announcement and technical procedures for running the instant lottery named "Dado Matto".

LAW NO. 191 OF 30 JULY 2004

Law amending and converting the Decree Law No. 168 of 12 July 2004, bearing urgent actions to reduce the public expenditure.

DECREE NO. 228 BY THE FINANCE MINISTRY – 5 AUGUST 2004

Regulations bearing amendments to the Finance Ministry Decree No. 179 of 19 June 2003, containing rules for sports-based betting pools.

DECREE NO. 229 BY THE FINANCE MINISTRY – 5 AUGUST 2004

Regulations bearing amendments to the Finance Ministry Decree No. 278 of 2 August 1999, containing rules governing the institution of bets collected by the pari-mutuel system and at fixed odds, pursuant to Article 16 of Law No. 133 of 13 May 1999.

DECREE BY THE FINANCE MINISTRY – 5 AUGUST 2004

Technical procedures for operating the national lottery of the Merano Grand Prix, the "Miss Italia" Contest in Salsomaggiore and the Marathon of Italy - 2004.

DECREE BY THE FINANCE MINISTRY – 24 AUGUST 2004

Re-opening of the deadlines for the competitive award procedure for the concession of services relating to the management of the Totip betting pool.

DECREE BY THE FINANCE MINISTRY – 25 AUGUST 2004

Extension of the management of the Totip betting pool.

ORDER BY THE REVENUES AGENCY – 31 AUGUST 2004

Institution of a new fixed charge revenue stamp of € 11.

DECREE NO. 225 BY THE FINANCE MINISTRY – 6 SEPTEMBER 2004

Technical procedures for operating and regulating the allocation of prizes for the Italia Lottery 2004.

CALL FOR TENDER BY THE FINANCE MINISTRY AND AAMS – 15 SEPTEMBER 2004
Public procedure for the concession of services relating to the management of the Totip betting pool.
DECREE BY THE FINANCE MINISTRY – 22 SEPTEMBER 2004
Announcement and technical procedures for operating the national instant lottery named "Thriller Tris".
DECREE BY THE FINANCE MINISTRY – 23 SEPTEMBER 2004
Rules on the size and arrangement of spaces in the new betting forms for Totocalcio and Totogol, as provided for by Article 2 of the Finance Ministry Decree No. 228 of 5 August 2004, bearing amendments to the rules for sports-based betting pools.
DECREE BY THE FINANCE MINISTRY – 27 SEPTEMBER 2004
Procedures for participating in the sports-based betting pools Totocalcio, "il 9" and Totogol through specially denominated bets, following the amendments made to the rules for betting pools, by the Finance Ministry Decree No. 228 of 5 August 2004.
DECREE BY THE FINANCE MINISTRY – 11 OCTOBER 2004
Announcement and technical procedures for running the instant lottery named "Sette e mezzo".
DECREE BY THE FINANCE MINISTRY –12 OCTOBER 2004
New calculation of prizes for the instant lottery named "Uno, Due, Tris".
DECREE BY THE FINANCE MINISTRY –12 OCTOBER 2004
New calculation of prizes for the instant lottery named "Batti il Banco".
RESOLUTION BY CONSOB (COMMISSIONE NAZIONALE PER LE SOCIETÀ E LA BORSA, ITALIAN SECURITIES AND EXCHANGE COMMISSION) – 13 OCTOBER 2004
Amendments to Regulation No. 11971 of 14 May 1999, and subsequent amendments, concerning issuers. (Resolution No. 14743).
DECREE BY THE FINANCE MINISTRY - 14 OCTOBER 2004
Procedures for participating in the "Enalotto" betting pools through specially denominated bets.
DECREE BY THE FINANCE MINISTRY – 19 OCTOBER 2004
Regulations for the allocation of additional prizes for the Italia Lottery 2004.
DECREE BY THE FINANCE MINISTRY – 25 OCTOBER 2004
Regulations on horse racing bets.
DECREE BY THE FINANCE MINISTRY – 27 OCTOBER 2004
Termination of telephone collection for the Lotto Game through the mobile phones of the company Omnitel Pronto Italia S.p.A.
DECREE BY THE MINISTRY OF INTERIOR – 3 NOVEMBER 2004
Provisions relating to the installation and maintenance of devices for the opening of the doors installed along the exit routes relating to safety in the case of fire.
PRESS RELEASE BY THE FINANCE MINISTRY – AAMS (OFFICIAL GAZETTE OF 6 NOVEMBER 2004)
Notice regarding the instant lotteries "Il gioco delle meraviglie", "Lo zodiaco" and "Animali Portafortuna".
- DECREE BY THE FINANCE MINISTRY – 15 NOVEMBER 2004
Announcement and technical procedures for running the instant lottery named "Stella Stellina".
ORDER BY THE FINANCE MINISTRY – 29 NOVEMBER 2004
Rules on the size and arrangement of spaces in the betting form for the new bets collected by the pari-mutuel system named "Big Match", referred to in the Finance Ministry Decree No. 278 of 9 August 1999, as amended by the Finance Ministry Decree No. 229 of 5 August 2004.

ORDER BY THE FINANCE MINISTRY – 29 NOVEMBER 2004
First programme, that is, the palimpsest, of the bets collected by the pari-mutuel system named "Big Match", referred to in Article 2 of the Finance Ministry Decree No. 229 of 5 August 2004.
LEGISLATIVE DECREE NO. 310 – 28 DECEMBER 2004
Supplements and amendments to regulations on corporate law and to the consolidation act on banking and credit laws.
DECREE BY THE FINANCE MINISTRY – 10 DECEMBER 2004
Amendments to the rules for the Italia Lottery 2004.
LAW NO. 311 OF 30 DECEMBER 2004
Provisions governing the drawing up of annual and multi-year state accounts (2005 Budget Law).

Significant Judicial And Arbitration Proceedings as of December 31, 2004

A) Proceedings settled/ended in 2004 or only formally pending

1. Tender to select providers to whom to licence the management of sports pools (ex Coni)
With the Decree by the Finance Ministry on 10 April 2003, AAMS planned to enhance the current sales network of sports-based betting pools by involving "game operators" specialised in the field. In implementing the aforementioned decree, by notice published in the Official Journal of the European Union of 16 April 2003, AAMS launched a tender to "select operators (providers) to whom to licence the activities and public functions related to betting pools as well as any other games tied to sporting events". Lottomatica together with Totobit Informatica Software e Sistemi S.p.A., Consorzio Totocom – Agenzie on line -, and Telcos S.p.A., participated in the tender in question in the form of a Consortium under formation. On 5 June 2003 Consorzio Lottomatica Giochi Sportivi signed its own licence with the State Monopolies. The procedure initiated by AAMS has been challenged by Coppini Giorgio & Partners S.a.s. (TAR[16] of the Lazio Region), the sole proprietorship Righetti jointly with other plaintiffs (TAR of the Lazio Region) and by MP S.a.s (TAR of the Sicily Region). At the hearing on 23 July 2003 the TAR of the Lazio Region rejected the request for suspension submitted in the appeals filed by Righetti + others and Coppini & Partners. As to the appeal filed by MP S.a.s., the TAR of the Sicily Region, awaiting the judgments to be issued by the TAR of the Lazio Region in the other disputes pending for the same purpose, ordered the sine die postponement of the hearing to discuss the provisional remedy. In an order on 1 April 2004, the TAR of the Sicily Region ordered that the lawsuit be referred back to the TAR of the Lazio Region for jurisdiction. Other proceedings were initiated by the associations of the CTI and CONARI Totoricevitori, as well as by the operator of a bet collection point, Mrs. Marilena Curcio. The aforementioned plaintiffs have filed an extraordinary appeal with the Head of State asking for the annulment of the Decree issued by the Director General of State Monopolies dated 10.4.2003 (Release of permit to sales outlets for betting pools as well as other any games tied to sporting events). These appeals are not only considered non-viable by our counsels, but do not cause us any concern.

2. LAZARD & C. S.r.l. Litigation
The firm Lazard & C. S.r.l. filed a writ of summons with the Civil Court of Rome asking that Lottomatica be ordered to pay the sum of € 6,026,188.68 plus V.A.T. and legal interest for its activities as financial advisor during the period and in connection with the De Agostini IPO over Lottomatica. Lottomatica, who appeared in court according to a formal procedure, contested the plaintiff's claims, stating that the Lazard & C. was entitled to receive only part of the amount requested (fixed fees and variable performance fees) for a total of

[16] [Tribunale Amministrativo Regionale = Regional Administrative Court].

approximately € 3,000,000, which it paid out to Lazard & C. in September 2002. At the hearing on 25 February 2003 the court acknowledged the merger by incorporation of Lottomatica S.p.A. in Tyche S.p.A., and thus suspended the proceeding. In a writ of summons served on 28 March 2003 Lazard & C. S.r.l. proposed to reinstate the action, asking the court to verify its right to be paid the amount due by way of fixed performance fees as well, amounting to a total of € 3,500,000, thus notifying of having received payment of € 3,000,000.

The first hearing for the action reinstated by Lazard was held on 20 June 2003. During this hearing, pursuant to Article 186-ter of the Italian Code of Civil Procedure, Lazard asked for an injunction to be issued for payment of the sums due by way of fixed performance fees. With an order on 17 October 2003, the Civil Court of Rome accepted Lazard's petition and issued an injunction for Lottomatica to pay € 3,500,000, plus interest, by way of fixed performance fees for the activities offered as financial advisor during the initial public offering of Lottomatica S.p.A. shares put forth by Tyche S.p.A.. The same order adjourned the hearing on 14 January 2005 to specify the conclusions.

On 21 October 2003 Lazard notified Lottomatica of the order issued by the Civil Court of Rome, which did not include provisional execution. Lottomatica prepared its brief opposing the injunction ruling, which was filed on 8 November 2003 within the terms set forth in the order itself.

In consideration of a demand for € 3.5 million plus V.A.T., legal costs and interest made by Lazard, already invoiced and entered in the accounts, Lottomatica and Lazard signed a settlement agreement on 13 January 2005 under which Lazard was paid the all-inclusive amount of € 2,150,000 in full and final settlement. The amount has been paid in full.

Prior to signing the abovementioned settlement agreement, according to the counsels to Lottomatica, there are well-founded grounds for censuring the order issued by the court. However, said order is strongly prejudicial regarding the trial proceeding, since the same court that issued the order has jurisdiction to settle the dispute.

3. National instant and traditional lotteries

LOTTOMATICA, as representative of a Temporary Business Combine under formation, took part in the tender called for by AMMS to assign services for managing the national instant and traditional lotteries.

In a note addressed to LOTTOMATICA dated 30 July 2001, the State Monopolies notified that the tender contract had been awarded to the Lottomatica Temporary Business Combine (made up of LOTTOMATICA as well as SCIENTIFIC GAMES, Arianna 2001 S.p.A., Poligrafico Calcografica & Cartevalori S.p.A., EIS, Tecnost Sistemi S.p.A. and Servizi Base 2001 S.p.A.).

The tender documents have been targeted by a number of contestations which can be summarised as follows:

- appeal filed by SISAL: at the hearing on 10 April 2002 Sisal filed its own waiver of the records of the case, thus causing the appeal to be considered unfounded;
- appeal filed by the CONSIRIUM Consortium under formation (composed of Autogrill, Gtech Corporation, Oberthur Gaming Technologies and others): after having requested to suspend the trial judgment, the Consortium dismissed its claim at the hearing on 17 June 2003. The appeal was then rejected by the TAR of the Lazio Region. The hearing to discuss the merits of the case was held on 18 November 2003 before the Council of State. During the hearing, the Council of State acknowledged the statement submitted by the counsel to Lottomatica regarding the merger by incorporation of Lottomatica in Tyche and the resulting change in company name of the merging company to Lottomatica, and thus declared the dispute suspended pursuant to Article 300 of the Italian Code of Civil Procedure. Only GTECH CORPORATION and OBERTHUR GAMING TECHNOLOGIES s.a.s. served the notice of

reinstatement. At the hearing on 28 October 2004 the plaintiff companies asked for the trial to be stricken from the docket;

- appeal filed by the ESULTALIA Consortium (composed of SNAI, VENTURINI e C. S.p.A., POSTE ITALIANE and ETI): Poste and ETI also jointly took part ad adiuvandum in the appeal filed by SNAI and VENTURINI contesting the award on 30 July 2001. At the hearing on 14 May 2003 Poste and ETI asked for the trial to be stricken from the docket. On 21 July 2003 SNAI and VENTURINI notified all subjects involved that it was renouncing its appeal, making it impossible to contest the adjudication following which a proper License Agreement was entered into. It should be noted that in December 2002, SNAI, VENTURINI, Poste and Eti requested AAMS to proceed to make the award to them. In a note dated 21 January 2003, AAMS replied that it was not in a position to make the award until the outcome of the dispute. This note was then challenged by SNAI and VENTURINI as further grounds added to the previous appeal and by Poste and ETI in a separate appeal. On 17 July 2003, Poste and ETI filed a petition for scheduling a hearing to settle the dispute which, as mentioned, referred to the deed of 21 January 2003 in which AAMS refused to assign the tender to Esultalia Consortium. Furthermore, on 25 July 2003, Poste and ETI asked the State Monopolies not to rule until the administrative court had issued its judgment.

According to the counsels to Lottomatica, the appeal by Poste and ETI cannot have any effect on the assignment in favour of the Lottomatica Temporary Business Combine, which has since been confirmed and cannot be challenged, also taking into account the waiver of the main appeal by SNAI and VENTURINI. Indeed, Poste and ETI appeal is directed against the note by AAMS dated 21 January 2003 stating that it will not make an assignment and not against the assignment.
Again according to the counsels to Lottomatica, the request by Poste and ETI thus proceeds in a direction diametrically opposed to the outcome of the appeal - thus not to further defer assignment - and therefore the separate appeal by Poste and ETI can only be resolved by dismissal for lack of merit. Moreover, as confirmed by the counsels to Lottomatica, the deadline has passed for Poste and ETI to contest the confirmation of the assignment in favour of the Lottomatica Temporary Business Combine by AAMS (notified to them), thus causing them to lose interest.

B) Pending Litigation

1. DATASIEL Arbitration – SISTEMI TECNOLOGIE DI INFORMATICA S.p.A.

On 22 April 2003, the company Datasiel-Sistemi Tecnologie di Informatica S.p.A. initiated an arbitration proceeding against Lottomatica to verify that the expiry date for the contract entered into between said company and Lottomatica, concerning the service of operating the Centro di Elaborazione di Zona (CEZ) for Genoa, was established as at least 17 April 2012. Lottomatica contested this claim (according to Lottomatica the contract expired on 17 April 2003) and appointed its own arbitrator.
At the hearing on 6 October 2003 the two arbitrators appointed by the parties (Professor Angelo Piazza for Lottomatica and Professor Carlo Maria Guerci for Datasiel) appointed the third arbitrator (Professor Ernesto Stajano) to act as Chairman. During this hearing the Arbitration Board set the deadline for issuing its award at 180 days, with the possibility of extension, giving the parties until 30 October 2003 to submit their requests and produce evidence. On 10 October 2003 Lottomatica filed a counterclaim for violation of the contractual guarantee of competitive fees charged by Datasiel to Lottomatica, asking that the board rule that Lottomatica should be refunded the greater amount paid to Datasiel for the services rendered. Lottomatica thus specified its own requests, as did Datasiel, filing their respective briefs within the stated deadline. The attempt to settle the dispute was declared unsuccessful

on 10 November 2003. The Board therefore granted the deadline of 20 December 2003 for filing documents, submitting preliminary claims and formulating the final claims, and filing the relevant briefs, with 15 January 2004 as the deadline for objections. On 23 February 2004 the Chairman of the Arbitration Board accepted a request by Lottomatica aimed at determining the amount for the counterclaim, and appointed Professor Adriano Propersi as responsible for the CTU[17]. The CTU appointed by the Board was sworn in on 15 March 2004. In a decree dated 29 March 2004, the Chairman of the Arbitration Board determined the requests to be submitted to the CTU largely repeating those formulated by Lottomatica. The CTU was delegated the tasks of:

- verifying whether the contractually determined costs to Lottomatica may be considered competitive compared to those practiced on the national and international market for similar services, and thus whether they may be considered justified in relation to the services offered by Datasiel, considering the amount and quality of the services rendered;
- whether the consideration was determined, over the various years the contract was in force, based on a cost-services ratio to be calculated in accordance with the terms of the contract.

In the same decree dated 29 March 2004, the Chairman of the Arbitration Board ordered that expert consulting operations begin on 2 April 2004, establishing a period of 90 days for the conclusion thereof, and assigning the parties a deadline of 2 April 2004 for naming their own CTP[18]. Lottomatica appointed as its own CTP Mr. Fabrizio Feliziani. Operations were concluded on 2 July 2004. At the meeting on 30 July 2004 the counsel to Lottomatica petitioned for permission to examine the CTU and formulate remarks and counter-deductions. The counsels to Datasiel opposed this petition. The Arbitration Board, accepting the petition formulated by the counsel to Lottomatica, allowed the parties to formulate their own remarks and counter-deductions regarding the CTU and decided to extend the deadline for filing award by 180 days, granting the parties until 20 September to file their preliminary investigation briefs and until 5 October to file statements of defence. At its hearing on 14 October 2004, the Board accepted the petition formulated by the counsel to Lottomatica for the need for an supplementary preliminary investigation with reference to the procedures used to value Datasiel considerations. It fixed the date of 26 October 2004 for the hearing of the CTU and the consultants appointed by the parties. At the hearing of 26 October the Board of Arbitrators completed the supplementary preliminary investigation relating to the technical consultancy of Professor Propersi, granting the parties until 8 November to define their questions, 30 November to specify the conclusions and 13 December for replies. The counsels to Lottomatica feel that the Datasiel action is not destined to be successful, as highlighted in the records of the case. The very concept of renewal of the licence also implies its expiration. In other words, the Licence could not be renewed if it had not first expired. If the expiration of the Datasiel contract is tied to the expiration of the Licence, there is thus no doubt that said contract has expired and that Datasiel may therefore make no claims against Lottomatica. This is, naturally, the state of the papers at the initiation of arbitration proceedings. So far as the counterclaim is concerned, notwithstanding the arguments put forward by Lottomatica, the CTU appears to consider that it will not be granted.

2. TICKET ONE S.p.A. Litigation

On 12 August 2003 the company Ticket One S.p.A., active in the services industry and ticketing in particular, filed an appeal with the TAR of the Lazio Region aimed at verifying, inter alia, Lottomatica's obligation to make its own network available to third parties at the same conditions offered to its subsidiary Lottomatica Italia Servizi S.p.A.

Prior to notification of the aforementioned petition, the company Ticket One had formulated out of court its own petition to access the Lottomatica network, in a note dated 12 March 2003.

[17] [Consulenza Tecnica d'Ufficio = Court-appointed Expert].

[18] [Consulente Tecnico di Parte = Parties' appointed Expert].

After acquiring a pro veritate opinion based on which the counsels to Lottomatica decided the company does not have any legal obligation to make its own network infrastructure available to third party competitors, acknowledged the above mentioned note of Ticket One and rejected the requests submitted by it.
On 3 December 2003 Ticket One also served a writ of summons before a civil court (Civil Court of Rome) which essentially repeated the same claims submitted to the administrative court. Ticket One asked to be reimbursed € 10 million for illegitimate use of the network by Lottomatica and LIS, in addition to a ruling prohibiting the company from performing any further act of unfair competition, and, alternatively, to have the network available.
Lottomatica and LIS appeared according to a formal procedure in both proceedings, and, given the fact that Ticket One had submitted the same claims before two different courts, filed an appeal for a preliminary proceeding to determine jurisdiction before the Joint Divisions of the Court of Cassation, asking that the proceedings themselves be suspended.
At the hearing on 24 June 2004, the TAR of the Lazio Region accepted the request filed by Lottomatica and suspended the proceeding, arranging for the documents to be referred back to the Court of Cassation.
Regarding the civil action, at the hearing on 14 July 2004 the Court reserved ruling on the petition by Lottomatica to suspend the suit, awaiting the outcome of the Preliminary Proceeding to determine Jurisdiction or in any case, alternatively, subject to the settlement of the administrative proceeding. By order of 28 July 2004, the Civil Court of Rome rejected the application filed by Lottomatica and LIS and set down a hearing for 9 December 2004 for the continuation of proceedings. At the hearing of 9 December 2004 the Court gave the Parties 30 days to file briefs containing detailed argumentation or amendment of claims and objections already made and a further period of 30 days for replies pursuant to Article 183, 5 paragraph, of the Italian Code of Civil Procedure. The case was adjourned to the hearing of 6 April for findings in relation to the preliminary investigations pursuant to Article 184 of the Italian Code of Civil Procedure.
According to the counsels to Lottomatica and LIS, the claims submitted by Ticket One appear to be groundless.

3. Antitrust (Lottomatica – Sisal)
On 16 July 2003 the Italian Competition Authority started a proceeding aimed at verifying an alleged understanding between Lottomatica and its competitor SISAL in the gaming sector, and on 18 July 2003 said Authority carried out an inspection of the Lottomatica offices. Lottomatica filed a confidentiality petition for the documents gathered at said offices, which was partly accepted, partly deferred and partly rejected. On 10 June 2004, the Competition Authority carried out another inspection at the Lottomatica offices, during which it gathered additional documentation on which the company asked for a confidentiality petition. On 14 June 2004 the Authority presented Lottomatica with a request for information concerning the market value of the games, as well as the turnover and investments made by Lottomatica in the period 2000-2003. During the proceeding the following persons were heard in addition to the parties Sisal and Lottomatica: FIT, the foreign operator G-TECH, Mr. Luciano Consoli in his quality as Managing Director of the company Formula Giochi and the Associazione di Totoricevitori UTIS and, finally, AAMS.
Lottomatica accessed the proceeding records as necessary to verify the content of the previous hearings and all of the available documentation gathered from time to time by the Authority, in order to better assess the elements in the possession of the Authority and adjust its own defensive strategy accordingly.
In a notice dated 3 August 2004, as a result of the documentation gathered and the hearings held, the Authority sent the findings of its preliminary investigation, alleging an understanding

between Lottomatica and Sisal. The Authority set the infra-procedural deadline for the acquisition stage of probative elements for the case on 8 October 2004, a deadline which the Authority postponed to 13 October, granting the parties until 5 days before said date to present any further written briefs and documents. On 8 October, the counsels to Lottomatica filed the legal brief and on 13 October the final hearings of Lottomatica itself and Sisal were held.

30 November 2004 was the deadline for concluding the proceeding.

At its meeting of 25 November 2004 the Competition Authority resolved to close the preliminary investigation fining Lottomatica and Sisal by a sum, pursuant to current regulations, proportionate to their individual turnover, amounting to € 8 million and € 2.8 million respectively. The Authority also ordered Lottomatica and Sisal to end their conduct tending to distort competition, requiring them to give notice of the measures taken within 90 days.

Lottomatica challenged the reasonableness of the accusations made against it by the Authority, filing an appeal through its counsels with the TAR against the decision, requesting, inter alia, the suspension of the above order. The hearing for the discussion of the request for suspension will be held on 2 March 2005.

4. Amusement with prize machines

The company SAPAR – Associazione Nazionale Apparecchi per Pubbliche Attrazioni Ricreative – and FM S.r.l. filed with AAMS and the Ministry of Interior - Public Administration Department – an appeal before the TAR of the Lazio Region aimed, inter alia, at obtaining the suspension and eventual annulment of the tender selection open to subjects for licensing the activation and operation of the network to manage legal games, using amusement and entertainment equipment, as well as related activities and functions. Lottomatica and other licensees each filed their briefs against the aforementioned appeal. With an order on 9 June 2004, the TAR of the Lazio Region rejected the suspension request filed by SAPAR. The suspension and annulment of the tender in question was also requested in a separate petition before the TAR of the Lazio Region by a group parties who rent the equipment in question (*Aliffi + others*). A group of operators also participated ad adiuvandum in opposition of the petition. At the hearing of 29 September 2004, the TAR of the Lazio Region concluded that there was no *periculum, striking the trial from the docket. The plaintiffs filed a petition to schedule a hearing* to discuss the merits of the case, fixed for 27 April 2005. The TAR also ordered the consolidation of the two actions. According to the counsels to Lottomatica, the claims submitted by the plaintiffs, while raising matters of some delicacy, appear to be groundless.

Subsequent events

Set out below are the main events subsequent to the end of the financial year:

- 2005 Budget Law was approved on 30 December 2004 with a number of innovations on Lotto in relation to state tax on winnings (6%) and the increase of lot multipliers. These innovations came into effect with the first competition for 2005: wagers of 30 and 31 December and 3 January together with the draw of 3 January.
- Starting from 1 January 2005 Lottomatica, Lottomatica Sistemi, Lottomatica Italia Servizi, Totobit Informatica Software e Sistemi, Lis Finanziaria e Sed Multitel participate in their capacity as subsidiary companies in the payment of Group V.A.T. pursuant to Article 73 of Presidential Decree No. 633/1973.
- Starting from 27 January, following the introduction of facilities for the payment of Telecom bills at more than 18,000 LIS sales outlets on 23 September 2004, the service has been extended to Enel bills. One of the special features of this undoubtedly interesting business

is the payment of the utilities bills exclusively by Pagobancomat card. This allows the retailer to avoid the management of cash, hence also avoiding the need to set up any kind of guarantee, at the same time as removing the risk of non-payment for LIS.

- On 1 February 2005 the VIDEOLOT S.p.A. Temporary Business Combine was established, intended to act as a licensee as a replacement for the Temporary Business Combine. 51% of VIDEOLOT S.p.A. Temporary Business Combine is owned by LOTTOMATICA and 49% by TRIPLET S.p.A.. The concession has not yet been transferred to the company VIDEOLOT S.p.A. Temporary Business Combine, because still waiting for the appropriate instructions from AAMS.
- On 2 March 2005 Lazio Region TAR rejected the application for the suspension of the fine of € 8 million imposed on Lottomatica by the Competition Authority although agreeing to the suspension of the corrective measures setting the date for the hearing to discuss the merits of the case for 4 May 2005.
- On 3 March 2005 the share capital of Lottomatica S.p.A. was increased by an additional 70,000 shares by effect of the exercise of the stock options in relation to the plan resolved on by the Board of Directors of 11 June 2003. The share capital thus stands currently at € 89,009,280.00.

Outlook

Lotto wagers during the first months of 2005 were up with respect to the same period of the previous year by about € 618 million (+50%) amounting to € 1,863 million compared to € 1,245 million recorded in 2004.

The positive trends of the instant Lotteries is confirmed, with a volume collected of € 165.7 million, exceeding expectations by about 7% both because of the increase in price and because of increases in volumes.
The services business has continued to grow in the first two months of the year compared to the previous year, particularly with reference to the top-ups business. The other businesses have continued to maintain the levels of 2004 results in spite of the opening of alternative payment channels.
The market share for sports pools remains at 26% in a sector experiencing continuing contraction.

Project for transition to IAS/IFRS

European Union Regulation No. 1606 of 19 July 2002 provides that, starting from 2005, all European Union companies listed on regulated market will be required to prepare consolidated accounts in compliance with international accounting standards (IAS, International Accounting Standards and IFRS, International Financial Reporting Standards). The approval of international accounting standards was formalised by the European Union with the passing of Regulation No. 1725 of 29 September 2003, adopting a number of accounting standards in compliance with EC Regulation No. 1606/02. The Regulation was published on the Official Journal of the European Communities No. L 261 of 13 October 2003.
Further sets of regulations have been issued to complete and supplement the reference regulatory framework of all international accounting standards, namely EC Regulation No. 2086/2004 of 19 December 2004, No. 2236/2004, No. 2237/2004 and No. 2238/2004 of 29 December 2004.

National governments have also been delegated to extend the obligation to apply the IAS/IFRS to the financial statements of listed companies with the power to apply them to subsidiaries of listed companies. Article 25 of Law No. 306 of 31 October 2003, Community Law 2003

(published on the Official Journal of the European Communities No. 266 of 15 November 2003), is concerned with the options provided for under Article 5 of EC Regulation No. 1606/02 relating to the application of international accounting standards. According to these provisions, in addition to those companies covered by Community Regulation, listed companies will be required to use the IAS for the drawing up of their financial statements.

During 2004, Lottomatica started a complex project for transition to IAS/IFRS which, in addition to complying with an obligation imposed by European legislation, is intended to bring the Group's accounts increasingly in line with requirements of international financial markets. The project involves both the Parent Company and subsidiary Companies. It is planned to set up a number of specialised working groups dealing with specific issues and with the task of defining the new standards to be used for the Group's consolidated financial statements starting from 1 January 2005 and, if subsequently required under national legislation, for the statutory financial statements of the Parent Company and its subsidiary Companies.

The preliminary stage of the project entailed the analysis of the main differences between Italian national and international accounting standards (with reference both to those currently in force and the main amendments set out in the IAS/IFRS review proposals), as well as the assessment of alternative accounting treatments permitted under these latter.
A second phase involved the drawing up of new accounting layouts, assessment of the changes to be made to information flows and business procedures, the drafting of Standards Manuals, the design and implementation of new group IAS/IFRS accounting processes, the definition of new reporting procedures for the Companies in the scope of consolidation, the adaptation of the Parent Company's IT systems for the drawing up of the consolidated financial statements in accordance with IAS/IFRS. The first stage (six months) of the project will be completed in 2005 for the purposes of drawing up the consolidated financial statements.

The analysis undertaken up to now has revealed a number of differences with respect to Italian accounting standards described further below:

- **Information:** the presentation of economic/financial sector information relating to different types of products and services provided by the Company;
- **goodwill and consolidation difference:** these items will no longer be systematically amortised in the income statement but must be subjected to an evaluation, to be effected at least annually, for the purpose of identifying a possible loss of value (impairment test);
- **consolidation standards:** it is no longer possible to exclude companies which are insignificant in size, in liquidation or with businesses differing from that of the Group; shares of consolidated subsidiary companies entered in current assets must be consolidated;
- **stock options:** IFRS 2 classifies stock options in the category of "equity settled share-based payment transactions" or "goods or services purchased by the payment of instruments representing capital". In particular, according to this standard, stock options must be valued at the related grant date at their fair value, shown as a cost in the income statement with its balancing entry in an increase in the reserves of shareholders' equity;
- **Staff Severance Fund:** Italian standards require to enter liabilities for Staff Severance Fund (TFR) on the basis of the nominal payable accruing at the date of the closing of the accounts. Under IAS/IFRS Staff Severance Fund is classified as defined benefit plans subject to actuarial valuation to evaluate the current value of the benefit, payable at the end of the employment relationship, accruing to employees at the date of the accounts;
- **financial instruments:** different criteria for the entry of financial assets and liabilities and

the different accounting treatment in relation to valuation of financial assets which are "held for trading" and "held for sale" and of financial liabilities (amortised cost);
- **derivative instruments:** all derivative instruments must be entered in the financial statements at their related fair value. The procedures for recording derivative instruments vary according to their characteristics (hedging and non-hedging instruments);
- **extraordinary items:** extraordinary items are eliminated;
- **procedures for entering intangible assets:** the IAS define intangible assets with greater rigour, prohibiting the capitalisation of the greater part of charges covering more than one year which, because of their characteristics of greater uncertainty with respect to real intangible assets, do not satisfy the pre-requisites to be shown separately under assets.

Currently the procedures for identifying the impact of the differences identified on the accounts for every Group company are still being defined.

Other smaller differences which have also been identified are still being examined in further detail.

Corporate Governance

Lottomatica's current corporate governance structure is based on the so-called traditional model and hence with a Board of Directors and a Board of Statutory Auditors appointed by the Shareholders' Meeting.
The current Board of Directors is made up of 14 members who will remain in office up to the approval of the financial statements for the financial year ended on 31 December 2004.
The Board has delegated a part of its powers to the Managing Director-General Manager, conferring the same powers also on the Chairman of the Board of Directors to be exercised in cases of need or in any circumstances when the Managing Director him/herself is unable to act or absent.
The Company has agreed to be bound by the Self-Governance Code for Listed Companies on the Italian Stock Exchange (The Code).
Currently, four out of the fourteen board members appointed satisfy the requirements set out by the Code to act as independent directors.
The Board of Directors has also appointed a remuneration committee and an internal control committee.
These committees are each made up of three board members and carry out the consultative and proposing functions envisaged by the Code.
To complete the general description of the corporate governance mechanisms, it should be emphasised that the Company has approved four sets of regulations currently in force:
- Rules of the Shareholders' Meeting, regulating the functioning of the Shareholders' Meeting;
- Regulations on price sensitive information governing the communication of documents and information regarding the Company and the Group to the public which might have a significant influence on the price of financial instruments;
- Code of Conduct on internal dealing governing procedures for communicating transactions on Company financial instruments to the Stock Exchange and to the Market effected by parties identified as recipients of important information;
- 4. Regulations on transactions with related parties governing the areas of competence and procedures envisaged for the approval of transactions within the Group or with other related parties.

In November 2004 Lottomatica's Board of Directors approved the compliance program

(Modello di organizzazione, gestione e controllo) provided for by Legislative Decree No. 231 of 8 June 2001 introducing a regime entailing administrative liability on companies for crimes against the Public Administration and for corporate "white-collar" crimes committed by the directors, managers or employees in the interests, or to the advantage, of the companies themselves.
The program approved by Lottomatica is consistent with the Guidelines drawn up by Confindustria[19].

Processing of Personal Data

In compliance with Legislative Decree No. 196/03, "Personal Data Protection Code - Annex B – Protective and Security Measures"[20] the Company has drawn up the Policy Paper on Security[21] (Legislative Decree No. 196/03 – Annex B - Paragraph 26).

19 [Confederazione Generale dell'Industria Italiana, Italian Employers' Federation].
20 [Codice in materia di protezione dei dati personali – Allegato B – Misure di tutela e garanzia].
21 [Documento Programmatico per la Sicurezza].



Part II : Consolidated Financial Statements as of December 31,2004 - Explanatory Notes

Consolidated Balance Sheet - Assets	Report as of 31.12.2004	Report as of 31.12.2003
€/000		
A) DUE FROM SHAREHOLDERS FOR UNPAID CAPITAL	1,665	1,315
TOTAL A)	1,665	1,315
B) FIXED ASSETS		
I INTANGIBLE ASSETS		
1) Start-up and expansion costs	5,455	7,639
2) Research, development and advertising costs	5,257	189
3) Industrial patent and intellectual property rights	10,553	7,840
4) Concessions, licences, trademarks and similar rights	3,758	2,796
5) Goodwill	363,651	434,733
-) Consolidation difference	28,847	56,411
6) Fixed assets under development and advances	2,007	696
7) Others	7,916	4,845
Total	427,444	515,149
II TANGIBLE ASSETS		
1) Land and buildings	6,963	9,422
2) Plant and equipment	45,769	29,981
3) Industrial equipment	86	184
4) Other assets	1,406	2,120
5) Fixed assets under construction and advances	774	3,296
Total	54,998	45,003
FREELY TRANSFERABLE ASSETS		
2) Plant and equipment	52,193	81,462
3) Industrial equipment	1,234	-
4) Other assets	89	211
5) Fixed assets under construction and advances	7,632	25,356
Total	61,148	107,029
Total	116,146	152,032
III INVESTMENTS		
1) Equity investments in:		
a) Unconsolidated subsidiary companies		12,146
a bis) Subsidiary companies		
b) Associated companies	747	976
d) Other companies	384	501
2) Receivables		
-) From others	426	717
3) Other Securities	36	36
Total	1,593	14,376
TOTALE B)	545,183	681,557
C) CURRENT ASSETS		
I INVENTORIES		
1) Raw materials, secondary materials and consumables	1,445	1,624
2) Work in progress and semi-finished goods	93	110
4) Finished goods and goods	3,727	2,839
Total	5,265	4,573
II RECEIVABLES		
1) Due from customers	57,366	33,604
-) trade receivables	56,739	33,604
-) financial receivables	627	
Due from customers beyond 12 months	2,647	2,561
-) trade receivables	2,020	2,561
-) financial receivables	627	
2) Due from unconsolidated subsidiary companies	80	2,809
-) trade receivables	80	2,809
-) financial receivables		
4) Due from parent companies		
4 - bis) Tax assets	29,978	15,455
4 - ter) Advance taxes	47,057	48,268
5) Due from others	117,522	47,865
-) other receivables	110,558	43,869
-) financial receivables	6,964	3,996
Due from others beyond 12 months	605	20,193
-) other receivables		11,799
-) financial receivables		8,394
Total	255,255	170,755
III CURRENT FINANCIAL ASSETS		
4) other equity investments		94
6) other securities	64,129	615
Total	64,129	709
IV CASH AND EQUIVALENT		
1) Bank and postal deposits	241,446	198,407
2) Cheques		-
3) Cash on-hand and valuables	149	702
Total	241,595	199,109
TOTAL C)	566,244	375,146
D) ACCRUED INCOME AND PREPAID EXPENSES		
-) Accrued income and prepaid expenses	8,104	9,054
-) Discount on bond issue within 12 months	194	194
-) Discount on bond issue beyond 12 months	578	772
TOTAL D)	8,876	10,020
TOTAL ASSETS	1,121,968	1,068,038
Receipts and Payments (Presidential Decree No. 560 of 16.09.1996)		
Ministry for Receipts and Payments due within the next six months	19,100	78,864
Bank and postal deposits	460,759	108,647
Total	479,859	187,511
Receipts and Payments for Totocalcio Game		
-) Deposits with banks	1,805	5,502
Total	1,805	5,502
Grand Total	1,603,632	1,261,051

Consolidated Balance Sheet - Liabilities		Report as of 31.12.2004	Report as of 31.12.2003
€/000			
A)	**SHAREHOLDERS' EQUITY**		
	PARENT COMPANY		
I	Share capital	88,939	88,809
II	Share premium reserve	116,079	243,616
III	Revalutation Reserve pursuant to Law No. 350/2003	20,844	20,844
IV	Legal Reserve	17,762	17,711
VII	Other Reserves		
	-) Share exchange reserve		15,382
	-) Consolidation reserve for subsidiary companies	-18,180	2,033
VIII	Profit (loss) carried over	-	3,450
IX	Profit (loss) for the period	60,719	9,150
CONSOLIDATED SHAREHOLDERS' EQUITY FOR THE GROUP		**286,163**	**400,995**
MINORITY INTERESTS			
	-) Capital, reserves and results carried over	7,152	3,287
	-) Profit (loss) for the period	479	531
CONSOLIDATED SHAREHOLDERS' EQUITY OF MINORITY INTERESTS		**7,631**	**3,818**
	Total A)	**293,794**	**404,813**
B)	**PROVISIONS FOR RISKS AND CHARGES**		
	1) Pension and similar costs	1,510	1,625
	2) Provision for Taxes (including deferred taxes)	7,971	2,353
	3) Other provisions	19,396	2,746
	Total B)	**28,877**	**6,724**
C)	**STAFF SEVERANCE FUND**		
	Total C)	**6,813**	**5,666**
D)	**PAYABLES**		
	1) Bonds due within 12 months	473	473
	Bonds due beyond 12 months	360,000	360,000
	4) Due to banks	99	4,554
	Due to banks beyond 12 months	-	1,131
	5) Due to other lenders	2,617	3,472
	Due to other lenders beyond 12 months	119	238
	7) Due to suppliers	175,279	117,330
	Due to suppliers beyond 12 months	-	-
	8) Debt Instruments	-	1,331
	Debt Instruments beyond 12 months	-	67
	9) Due to unconsolidated subsidiary companies	112	10,955
	-) trade payables	101	234
	-) financial payables	11	10,721
	10) Due to associated companies		-
	11) Due to parent companies	19,245	475
	12) Taxes payable	13,338	15,844
	Taxes payable beyond 12 months		2,638
	13) Due to social security institutions	2,428	2,576
	Due to social security institutions beyond 12 months	-	141
	14) Other payables	210,369	123,783
	-) Other payables	209,653	123,573
	-) Financial payables	716	210
	Other payables beyond 12 months	280	201
	-) Other payables	273	
	-) Financial payables	7	
	15) Due to affiliated companies	4,428	1,299
	Total D)	**788,787**	**646,508**
E)	**ACCRUED EXPENSES AND DEFERRED INCOME**		
	Total E)	**3,697**	**4,327**
TOTAL LIABILITIES		**1,121,968**	**1,068,038**
	Receipts and Payments (Presidential Decree No. 560 of 16.09.1996)		
	PAYABLES to Ministry for profits due to the Tax Office	459,406	141,353
	PAYABLES to Ministry for pension funds	12,264	16,130
	PAYABLES to Ministry for the financing of a great number of winnings		
	PAYABLES to Ministry for accrued interest	855	442
	PAYABLES to Lottomatica	730	3,177
	PAYABLES for winnings to be paid	6,592	26,457
	PAYABLES for a great number of winnings	10	835
	PAYABLES to telephone operators	2	1
	Total	**479,859**	**187,511**
	Receipts and Payments for Totocalcio Game		
	Payables to AAMS — **Total**	**1,805**	**5,502**
	Grand Total	**1,603,632**	**1,261,051**
MEMORANDUM ACCOUNTS			
	GUARANTEES ON BEHALF OF THIRD PARTIES	261,753	155,456
	Commitments	-	86,255
	OTHERS	36,186	-
	Total	**297,939**	**241,711**

Consolidated Income Statement

€/000	Report as of 31.12.2004	Report as of 31.12.2003
A) VALUE OF PRODUCTION		
1) Revenues from sales and services	1,218,536	956,860
2) Change in inventories	-26	-80
4) Capitalisation of internal construction costs	1,418	295
5) Other earnings and proceeds	14,318	4,067
Total A)	**1,234,246**	**961,142**
B) COSTS OF PRODUCTION		
6) Raw materials, secondary materials, consumables and goods	365,073	33,456
7) Services	517,731	647,516
8) Leases and rentals	11,007	13,131
Total costs for goods and services	**893,811**	**694,103**
9) Personnel		
a) wages and salaries	40,381	45,773
b) social security contributions	13,099	14,774
c) staff severance fund	2,335	2,189
d) pension and similar costs	-	33
e) other costs	287	444
Total personnel costs	**56,102**	**63,213**
10) Amortization, depreciation and write-downs		
a) Amortization of intangible assets	71,683	80,772
b) Depreciation of tangible assets	46,712	45,838
c) Other write-downs of fixed assets	609	
d) Write-down of current receivables and cash and equivalent	1,720	26
Total amortization, depreciation and write-downs	**120,724**	**126,636**
11) Change in inventories of raw materials, secondary materials, consumables and goods	-921	166
12) Provisions for risks	2,677	11
13) Other provisions	5,530	1,094
14) Other operating expenses	13,076	4,044
Total	**20,362**	**5,315**
Total B)	**1,090,999**	**889,267**
DIFFERENCE BETWEEN PRODUCTION VALUE AND COSTS	**143,247**	**71,875**
C) FINANCIAL INCOME AND CHARGES		
15) Income from equity investments		
b) in other companies	1	40,556
16) Other financial income		
a) unconsolidated group companies		370
d) others	4,961	3,163
Total Financial Income	**4,962**	**44,089**
17) Interest payable and other financial charges		
a) group companies	-2	-142
d) others	-18,405	-20,434
Total Financial Charges	**-18,407**	**-20,576**
17. bis) Foreign exchange gains and losses	166	883
Total C)	**-13,279**	**24,396**
D) REVALUATIONS		
18) Revaluations		
19) Write-downs		
a) of equity investments	-243	-3,402
Totale D)	**-243**	**-3,402**
E) EXTRAORDINARY INCOME AND CHARGES		
20) Extraordinary income		
-) from sale of tangible assets	40	114
-) from sale of equity investments	812	
-) others	11,305	3,560
Total Extraordinary Income	**12,157**	**3,674**
21) Extraordinary charges		
-) from sale of tangible assets	-4	-89
-) from sale of equity investments	-333	-31,086
-) others	-31,047	-63,075
Total Extraordinary Charges	**-31,384**	**-94,250**
Total E)	**-19,227**	**-90,576**
NET PROFIT BEFORE TAXES	**110,498**	**2,293**
22) INCOME TAXES FOR THE PERIOD	-29,863	-15,042
22 a) DEFERRED TAXES	-6,340	22,430
22 b) ADVANCE TAXES	-13,097	
PROFIT (LOSS) FOR THE PERIOD	**61,198**	**9,681**
MINORITY INTEREST	**-479**	**-531**
PROFIT (LOSS) FOR THE GROUP	**60,719**	**9,150**

Preamble

Pursuant to Article 2497-bis of the Italian Civil Code, dealing with accounting information on the activities of company direction and co-ordination, a statement has been drawn up setting out a summary of the essential data from the last financial statements of the Company carrying out the activities of direction and control.

This company also draws up the consolidated financial statements.

The direction and co-ordination activities carried out by De Agostini S.p.A. can be summarised as follows:

- ensuring consistency in the decision-making process implementing the business strategy followed by the Group as a whole;
- the application of powers and duties of control in the context of the principles/rules on which the relationship between parent and subsidiary companies is based (Article 2359 of the Italian Civil Code).

The bodies of the Parent Company are also responsible for the following:

- the designation of members of the Board of Directors of Lottomatica;

De Agostini SpA - Financial Statements as of 31.12.2003

(Values in €/000)	
BALANCE SHEET	
ASSETS	
A) Due from shareholders for unpaid capital	0
B) Fixed assets	280,951
C) Current Assets	290,725
D) Accrued income and prepaid expenses	47
Total Assets	**571,723**
LIABILITIES:	
A) Shareholders' Equity:	
- Share Capital	42,000
- Reserves	70,308
- Operating profit (loss)	33,802
B) Provisions for risks and charges	2,066
C) Staff Severance Fund	1,081
D) Payables	421,925
E) Accrued expenses and deferred income	541
Total Liabilities	**571,723**
GUARANTEES, COMMITMENTS AND OTHER RISKS	**2,672,297**
INCOME STATEMENT	
A) Value of production	4,208
B) Production costs	-19,817
C) Financial income and charges	50,219
D) Revaluations	-977
E) Extraordinary income and charges	83
Income taxes for the period	86
Operating profit (loss)	**33,802**

- the validation of stock option plans;
- resolutions dealing with investments exceeding € 50 million;
- the definition of the Group's macro-organisation and the remuneration policy guidelines.

Pursuant to Article 2423, paragraph 4, of the Italian Civil Code, liability item "15. Due to affiliated companies" has been included in the balance sheet in order to better reflect commercial relations with the De Agostini Group companies as of 31.12.2004, given their significance.
A specific category of tangible assets was entered in the assets, named "freely transferable assets", in order to show the company's standing according to the nature of the business performed.

Notwithstanding Article 2426 of the Italian Civil Code, assets were revalued pursuant to Law No. 350/2003.
Consequential to the information to be provided in the Balance Sheet and the Income Statement, the figures recorded in the accounts as deferred and advance taxes have been shown by the addition of two specific items to the components indicated separately under Receivables C): 4-bis) taxes payable and 4-ter) advance taxes. A item was added to the Income Statement for the same reason as the above, namely 17-bis) Foreign exchange gains and losses. The data as of 31 December 2003 were also reclassified in order to provide a correct basis of comparison.

Balance Sheet and Income Statement have been prepared in accordance with the requirements of the Italian Civil Code regarding Consolidated Financial Statements.
The accounting policies applied comply with legal requirements and are consistent with those adopted for the preparation of the statutory financial statements.

The various areas of business and the volume of revenues earned during the period are discussed at length in the "Management Report ", to which reference is made.

Consolidated net income as of 31 December 2004 amounts to €/000 61,198 including the minority interest of €/000 479.

Subsequent Events and Relations with related parties are described in the Management Report, to which reference is made.

All amounts are stated in thousands of Euros.

The financial statements as of 31 December 2004 are subject to auditing by Reconta Ernst & Young S.p.A., the results of which are attached hereto.

Scope of Consolidation

The scope of consolidation as of 31 December 2004 includes the companies in which Lottomatica, the Parent Company, holds the majority of voting rights or otherwise exercises a dominant influence.

The scope of consolidation of the Lottomatica Group as of 31 December 2004 comprises the following companies:

- *Lottomatica Italia Servizi S.p.A.*, 92.5% owned by Lottomatica S.p.A. (92.5% as of 31.12.2003), which provides services for citizens and businesses via the Lotto Game network;
- *Lottomatica Sistemi S.p.A.*, 100% owned by Lottomatica S.p.A. (100% as of 31.12.2003), which manages the Area Data Processing Centres (CEZ) that comprise the remote element of the Parent Company's IT network;
- *Cirmatica Gaming S.A.*, 100% owned by Lottomatica S.p.A., whose objects are to acquire, manage and administer financial and equity investments;
- *PCC Giochi e Servizi S.p.A.*, 100% owned by Lottomatica Sistemi S.p.A. (100% as of 31.12.2003), which provides specialist hardcopy media;
- *Consorzio Lottomatica Giochi sportivi*, established on 3 June 2003 and 85% owned by Lottomatica, which operates the Totocalcio game;
- *Consorzio Lotterie Nazionali*, established on 10 December 2003 between Lottomatica S.p.A., Scientific Games International Inc., Arianna 2001 S.p.A., Olivetti Tecnost S.p.A. and Servizi Base 2001 S.p.A..
  Shares in the endowment fund are divided as follows:
  Lottomatica 63%, Scientific Games 20%, Arianna 2001 15%, Olivetti Tecnost 1% and Servizi Base 2001 1%.
  The company started operating in March with the distribution of tickets for the Agnano Lottery.

- *Videolot Gestione S.p.A.*, 100% owned by Lottomatica S.p.A., which operates video lotteries;
- *Triplet S.p.A.*, 100% owned by Lottomatica S.p.A., which manages amusement machines;
- *Totobit Informatica Software e Sistemi S.p.A.* acquired during December of last year, and 100% owned by Lottomatica Italia Servizi S.p.A.. The company operates an extensive network of multi-function mini-terminals installed at shops with significant footfall (such as bars/bet collection points, service stations, newsstands, and others) aimed at providing remote services "for citizens."
  At the moment, the system provides fixed and mobile telephone recharging services for all leading national operators.
  As of 31.12.2004, Medialan S.p.A. was finally merged by incorporation into *Totobit Informatica Software e Sistemi S.p.A.*; the company was in charge of marketing the network services provided by the parent company by means of multi-function mini-terminals;

- *Sed Multitel S.p.A.*, 60% owned by Totobit Informatica Software e Sistemi S.p.A. and 20% by Lottomatica S.p.A.. The company was established on 28 November 2002 for the purpose of providing a specialised organisation capable of ensuring the necessary technological support, by coordinating and managing its own processing centres and through outsourcing, for the typical transaction activities of the remote services offered;

- *TTS S.r.l.*, 100% owned by Totobit Informatica, with its registered office in Marano di Napoli. Its business is to develop and distribute the software product to process and develop gaming systems at bet collection points. It provides clients with thorough technical/systems service, both by phone (through an in-house call centre) and on site. It also gathers subscription contracts throughout the territory for the services provided by the controlling company;
- *LIS Finanziaria S.p.A.*, 100% owned by Totobit Informatica Software e Sistemi S.p.A., specifically established and registered with the Albo degli Intermediari Finanziari pursuant to Article 106 of the T.U.L.B., is the company responsible for managing the financial services that the parent company plans to bring into its network. It became fully operational from the end of September.

Change in consolidation perimeter

Compared to 31.12.2003, the changes in the consolidation perimeter have concerned the sale of GBC: on 28 July 2004 a deed for the transfer of 50% of GBC S.A. was formalised with Cirsa. The transfer price was set at € 64 million. The transfer was completed in September and resulted in a capital loss of €/000 333 and the inclusion of the Totobit Group, which had been consolidated only at the equity level as of 31.12.2003.
Two new companies, Triplet S.p.A. and Videolot Gestioni S.p.A., both 100% owned by Lottomatica, established in the course of the financial year to manage amusement with prize machines, also joined the Group.

Unconsolidated investments

The unconsolidated equity investments solely concern Lottomatica Argentina S.A., and Lottolatino do Brasil S.A., which have been put into voluntary liquidation.

The consolidation principles, the main accounting policies and the explanatory notes to the financial statements items are set out below.

Consolidation Principles

The consolidation was prepared using the financial statements as of 31 December 2004 of the Parent Company Lottomatica S.p.A. and of the individual consolidated companies.

Subsidiary companies in which the Parent Company holds, directly or indirectly, more than the majority of voting rights or exercises a dominant influence are consolidated on a line-by-line basis.

The main criteria adopted are set out below:

- the book value of consolidated equity investments is eliminated against the related interest in their shareholders' equity and their total assets, liabilities, costs and revenues are combined on a line-by-line basis, regardless of the size of the equity investment held; the minority interests in shareholders' equity and in the results for the financial year are classified separately;
- the difference between the book value of an equity investment at the time of acquisition and the group's interest in its shareholders' equity at that time,
  - is classified as a consolidation difference in intangible assets, if positive, and amortised on a straight-line basis over the period it is expected to benefit, which does not exceed ten financial years having regard for the contribution that the equity investment is expected to make in the future;
  - is classified as a consolidation reserve within shareholders' equity, if negative.

- inter-company balances and transactions between consolidated companies are eliminated, as are internal or inter-group profits and losses, and the related deferred tax effect is recorded;
- inter-group dividends, recorded on an accrual basis, are eliminated;
- in the absence of a specific Italian accounting standard, assets held under finance leases are recorded in accordance with International Accounting Standard (IAS) 17, which requires:
  - the cost of assets to be recorded as tangible assets and depreciated accordingly;
  - the recognition of the financial payable to the lessor and of the related financial charges;
- alignment of the accounting policies of consolidated companies.

Given the specific nature of the activities of LIS Finanziaria S.p.A., this subsidiary company has been valued at equity.

Accounting Principles

The criteria applied for the valuation of the items contained in this Report comply with legal requirements and are consistent with those adopted for the preparation of the Parent Company's statutory financial statements.

Intangible Assets

Intangible assets are recorded at purchase or production cost and amortised directly on a straight-line basis taking into account their useful lives. The purchase costs also includes any additional costs. The applied amortization criteria are as follows:

- start-up and expansion costs include the expenses incurred by the Parent Company to increase the share capital, to train and instruct personnel, incurred to expand the network and are amortised over five years. This item also includes costs incurred in relation to the acquisition of Branches of Business and to increase share capital, which are amortised over five years;
- research and development costs are amortised over five years, or in relation to the expected useful lives of the contracts to which they relate;
- advertising costs are amortised over five years, in relation to the expected useful life;
- industrial patents and intellectual property rights include the costs incurred for the acquisition and development, under licence for use for an indefinite time, of application software products, net of the amortization in line with the expected useful life (three or four years depending on the product) and amortised on a straight-line basis starting from the financial year economic use commenced;
- concessions, licenses, trademarks and similar rights include the costs incurred for the acquisition of licenses of use for an indefinite time; these are amortised over three or four years depending on the expected useful life and amortised on a straight-line basis starting from the financial year economic use commenced;
- goodwill paid on the purchase of Branches of Business is amortised over five years; goodwill resulting from the merger by incorporation of Lottomatica in Tyche is amortised over the residual life of the Lotto Game concession (9 years and three months) believed to be representative of the time period during which it will provide an economic benefit to the company;.
- "Other assets" mainly relate to the Parent Company and include the costs incurred to adjust the leased assets to the Company's technical and operational requirements; amortization rates are proportional to the residual life of the leases or, if shorter, to that of the expected use. Furthermore, they include costs incurred to issue the Bond capitalised in 2003, to be amortised over five years equal to the loan term. Finally, they include costs to

improve the processing capacities of Lottomatica network;

- the difference arising on consolidation of the additional shares in Lottomatica Sistemi S.p.A. subscribed to in 2001 is being amortised over ten years, in view of the residual duration of the Lotto Game concession; the differences arising on consolidation of the additional shares in Lottomatica Italia Servizi S.p.A. subscribed to in 2001 are being amortised over ten years, in view of the contributions expected from these equity investments in the future; the consolidation differences arising from the acquisition of Totobit Informatica S.p.a. and of the additional shares subscribed to in TTS S.r.l. in 2004 are being amortised over ten years;
- fixed assets under development relate to purchases that had not entered into service or been tested as of 31 December 2004.

The table shows the amortization rates used for each category.

Intangible assets - Ordinary and Freely Transferable Assets

Intangible assets	Amortization criteria
1) Start-up and expansion costs	5 years
2) Research costs	3 years
3) Patents	3 years
4) Concessions, licences	3 years
5) Goodwill	
-) Branches of Business	5 years
-) Merger difference	10.25 years
7) Others	
-) Leasehold improvements	contract term
-) Other Intangible Assets	2 years - 5 years

Tangible assets

Tangible assets are recorded at purchase cost, including additional charges (in accordance with the criteria laid down in Article 2426, paragraph 1, of the Italian Civil Code), and adjusted by the depreciation accumulated over the years.

The depreciation entered in the income statement is calculated systematically and constantly on the basis of the rates believed to be representative of the estimated useful life for each single asset category.

Following a review of the original estimate, the depreciation figures for assets acquired in the course of the financial year have been calculated on a pro rata temporis basis with reference to the date on which these assets entered into service.

The values of the tangible assets do not include the costs of ordinary maintenance required to keep them working efficiently, to ensure their expected useful life, their capacity and original productivity, nor that required to repair break-downs or breakages. These costs have indeed been entered in the income statement in the period in which they were carried out.

Within the scope of Law No. 350/2003, last year Lottomatica S.p.A. carried out a revaluation of the assets limited to the plant and equipment category posted in 1999 and 2000, by using the method of the reduction in the depreciation fund accumulated as of 31.12.2003.

Lottomatica attributed a useful life of at least two years to the assets subject to revaluation included in the abovementioned categories.

Fixed assets under construction and advances include purchase costs and advances to suppliers for the acquisition of tangible assets still unused; they also include assets still

unused held by third parties on consignment. The depreciation of these costs will be carried out at the time of their effective use.

The table show the depreciation rates used for each category.

Tangible assets - Ordinary and Freely Transferable Assets	
Tangible assets	Depreciation criteria
1) Land and buildings	3%
2) Plant and equipment	15% - 20%
3) Industrial and business equipment	25%
4) Other assets	12%

Investments

Equity investments in unconsolidated companies are recorded at purchase or subscription cost, including additional charges, and adjusted to take account of any permanent losses of value. For the purpose of the year-end valuation and for appropriate comparison with their book value, shareholders' equity values have been converted to the currency of accounts at the year-end exchange rate. Where there is a permanent loss of value greater than the equity investment's book value, the deficit for the period has been entered in the Provisions for risks and charges.

Equity investments in subsidiary companies with different business purposes have been consolidated on an equity basis. The original acquisition cost is periodically adjusted to reflect, in the consolidated financial statements, the relevant share of the profits or losses attained by the related investee company in the period following the acquisition date.

Inventories

Inventories are recorded at the lower of purchase or production cost, including additional charges, and their estimated realisable value determined with reference to market trends. Cost is determined on a "weighted-average cost" basis.

Receivables

These are stated at the estimated realisable value and classified as "Investments" or "Current assets", depending on their nature. These amounts comprise both the invoices already issued and the consideration for services, not yet invoiced, that had been provided and completed by 31 December.

Foreign currency receivables, originally recorded using the transaction-date exchange rates, are adjusted to reflect application of the period-end exchange rates and the resulting differences are recognised in the income statement as financial items.

Current financial assets

These are represented by government bonds whose cost is the related purchase cost including additional charges increased by the accrued interest for the period.

These assets are assessed at the lesser between the cost and realisable value, calculated with reference to market trends.

Cash and equivalent

These consist of bank and postal deposits, cash on hand and valuables and is valued at the

estimated realisable value, which normally coincides with the face value.

Provisions for risks and charges

Provisions for risks and charges cover known or likely losses or liabilities, the timing and extent of which cannot be determined at the end of the period. They reflect the best estimate of the costs to be incurred, having regard for outstanding commitments and the other information available. These are made up of:

- *"Pension and similar costs"*: representing the indemnities payable to a number of Directors on termination of their appointment pursuant to Article 2120 of the Italian Civil Code;
- *"Provision for taxes (including deferred taxes)"*: representing probable tax liabilities, the exact timing and extent of which cannot be determined; this item also include deferred tax liabilities resulting from the temporary differences between the statutory result and the taxable income, whenever these cannot be offset, due to their nature and terms, with advance taxes.
- *"Other provisions"*: representing other provisions:
  - *"provisions for losses on equity investments"*;
  - *"provisions for losses on restructuring charges"* to cover the cost of internal reorganisations and similar procedures;
  - "provision for other charges" to cover legal disputes, for example, based on an estimate of the charges to be incurred.

Staff severance fund

The staff severance fund is determined in accordance with current legislation (specifically Law No. 297 of 29 May 1982, which requires an annual revaluation comprising a fixed element and a variable element based on the rate of inflation) and the applicable collective labour agreement.

Every year the fund is adjusted based on accruals at year-end in favour of the personnel employed at that date and is calculated net of advances paid also with regard to additional pension funds.

The advances also include the substitute tax (11%) on the income resulting from revaluations of the staff severance indemnity paid by the withholding agent pursuant to Article 11, paragraphs 3 and 4, of Legislative Decree No. 47/2000.

Payables

Payables are recorded at face value. Foreign currency payables, originally recorded using the transaction-date exchange rates, are adjusted to reflect application of the period-end exchange rates and the resulting differences are recognised in the income statement as financial items.

Accruals and deferrals

These are recorded on an accrual basis to match costs and revenues to which they relate, in accordance with Article 2424-bis, paragraph 5, of the Italian Civil Code.

Costs and revenues

These are recorded according to the principle of prudence and on an accrual basis, with the recognition of the related accruals and deferrals. Financial income and charges are accounted for on an accrual basis. Revenues from Lotto wagers are represented by the remuneration determined by the resulting concessionary rates applied to the brackets of gross proceeds of the gaming performed. In relation to the contractual arrangements made with bet collection points and telephone operators, revenues from top-ups business are entered gross of the components of "re-invoicing" attributed to the item costs for services. Revenues from sales of

finished goods are accounted for at the time of transferring the asset.

Exchange differences

In compliance with Article 2426-8-bis) of the Italian Civil Code, foreign currency receivables and payables that fall due within 12 months are adjusted directly to reflect application of the period-end exchange rate, unless the related exchange risk is covered by a specific hedge. Profits or losses deriving from this adjustment are entered separately in the income statement under item "17-bis) foreign exchange gains and losses", included among financial income components. Any net income must be allocated to a proper reserve not distributable before realization.

Profits or losses deriving from this adjustment are entered separately in the income statement under financial income and charges without any off-set.

The derivative financial instruments to hedge specific exchange rate risks are valued at the exchange rates in effect at the close of the financial year, and the corresponding costs and revenues are entered in the income statement as exchange rate differences depending on sign and type of transaction or to adjust the cost (revenues) of the asset purchased (sold), against the corresponding liability (asset) item.

Derivative instruments originally not intended for hedging but for which the assets or liabilities for the original coverage cannot be specifically identified are valued at the close of the financial year at the lesser between the cost and the market value.

Income taxes

Income taxes for the period have been calculated and allocated on the basis of the best estimate of the taxable income carried out in compliance with the relevant provisions in force. In accordance with the principle of prudence, assets from deferred taxes are only recognised if there is reasonable certainty that the taxable income for the years in which the related timing differences are expected to reverse will be sufficient to recover the value of such timing differences.

Assets for advance taxes and liabilities for deferred taxes are set off against each other, if allowed by law, and reported on a net basis in the financial statements. They are classified respectively under "4-ter) advance taxes" among current assets and under "2) Provision for taxes (including deferred taxes)" among provisions for risks and charges. The matching entries are reported as advance or deferred taxes within the income taxes for the period.

The fiscal benefit of tax losses carried forward is recognised if it is reasonably certain that such losses, even if incurred in prior financial years, will be offset against future taxable income.

Over the year under consideration the greater part of the Provision for deferred taxes was influenced by the tax effect of the application of the financing rules introduced by Legislative Decree No. 344 of 12 December 2003 concerning advance tax amortization.

Deferred taxes are determined using the tax rates expected to be in force when the related timing differences reverse. Appropriate adjustments are made for tax rate changes, on condition that the related legislation has come into force by the time the financial statements are prepared.

Starting from 2004, the Group, as a consolidated entity, will participate in the national fiscal consolidation for De Agostini S.p.A. Group companies.

No dispute is pending with Tax Authorities with reference to those financial years which are still open from a tax point of view.

Memorandum accounts

These have been entered in the financial statements in compliance with Accounting Standard 22 of the Italian board of registered certified accountants (Dottori Commercialisti e Ragionieri). "Guarantees given" (entered at their full amount) include the value of guarantees or other securities issued by the Companies or by insurance companies for direct or indirect contractual obligations of the Companies. They also include commitments connected to entering into derivative contracts from which rights and obligations arise connected to the transfer of financial risks inherent to the instrument between the contracting parties.

Other information

In order to make the figures in the Balance Sheet of the Report as of 31 December 2004 comparable with those in the Financial Statements prepared on 31.12.2003, we note that some items have been reclassified where it has been deemed appropriate.

Notes to the consolidated balance sheet

Assets

A) Due from shareholders for unpaid capital

These amount to €/000 1,665 (€/000 1,315 as of 31.12.2003) and relates to amounts still to be paid into the endowment fund of Consorzio Giochi Sportivi (€/000 5) and of Consorzio Lotterie Nazionali (€/000 1,660) as of 31.12.2004.

B) Fixed assets

These total €/000 545,183 (€/000 681,557 as of 31.12.2003). The item is made up of historical costs, excluding the relevant amortization and depreciation rates. Specifically:

Fixed assets

€/000	Report as of 31.12.2003	Changes over the period							Report as of 3.12.2004
		Change in consolidation perimeter		Purchases	Sales	Write downs	Other changes/ Reclassifications	Amortization and depreciation	
		increasing	decreasing						
I) Intangible Assets	515,149	420	-47,979	32,222	-	-685		-71,683	427,444
II) Tangible Assets	45,003		-9,569	16,489	-720	-1,660	15,704	-10,249	54,998
II) bis Freely Transferable Tangible Assets	107,029			6,248	-62	-35	-15,569	-36,463	61,148
III) Investments	14,376	-10,080	-590	237	-2,781	-388	819		1,593
Total	681,557	-9,660	-58,138	55,196	-3,563	-2,768	954	-118,395	545,183

B I) Intangible assets

Net Intangible Assets amount to €/000 427,444 (€/000 515,149 as of 31.12.2003):

Intangible Assets

€/000 Gross values	Report as of 31.12.2003	Changes over the period: Change in consolidation perimeter	Purchases	Write-downs	Sales	Other changes	Report as of 31.12.2004	Amortization fund	Report as of 31.12.2004
1) Start-up and expansion costs	37,526	-1,245	1,848		-	-	38,129	-32,674	5,455
2) Research, development and advertising costs	618	334	6,074		-	-	7,026	-1,769	5,257
3) Industrial patent rights	36,072	12	10,449		-	40	46,573	-36,020	10,553
4) Concessions, licences, trademarks and similar rights	8,554	-446	2,704		-	-	10,812	-7,054	3,758
5) Goodwill	107,481	-37,312	2,416		-	-	72,585	-63,977	8,608
-) merger difference	501,959	-	-		-	-	501,959	-146,916	355,043
-) consolidation difference	65,105	-29,252	190		-		36,043	-7,196	28,847
6) Fixed assets under development and advances	696	-	1,958	-355	-	-292	2,007	-	2,007
7) Others	44,297	-	6,583	-330	-	252	50,802	-42,886	7,916
Total	802,308	-67,909	32,222	-685	-	-	765,936	-338,492	427,444

"Start-up and expansion costs", are equal to €/000 5,455 (€/000 7,639 as of 31.12.2003) are amortised over five years and mostly comprise (€/000 4,386) the expenses incurred by the Parent company for capital increases and the costs associated with network expansion. These latter are made up of the one-off payments made for the start-up of the new bet collection points and the costs incurred for training those operators which have been authorised by AAMS to manage the Lotto Game.

The increases for the year (€/000 1,848) refer for €/000 1,032 to the Parent Company, of which €/000 350 concerns the capitalisation of contributions to AAMS relating to the video lotteries, whereas the remainder refers to improvements in the existing operating capacity, for €/000 776 to the Consorzio Lotterie Nazionali in relation to legal and notarial expenses to establish the Consortium and capitalise the contracting of 25,479 sales outlets.

"Research, development and advertising costs" (€/000 5,257) are almost completely (€/000 3,910) related to Consorzio Lotterie Nazionali for costs concerning the start-up of distribution and sale activities concerning traditional and instant lotteries.

"Industrial patent rights" (€/000 10,553) comprise €/000 5,550 incurred by the Parent Company to develop the software required to operate the Lotto Game and Totocalcio businesses. The residual amounts mainly relate to Consorzio Lotterie Nazionali (€/000 2,334) to develop the software required to operate the Scratch & Win Lottery and to the Totobit Group companies (€/000 1,817).

The increase over the period mainly reflects expenditure by the Parent Company and subsidiary companies for the development of applications software.

Intangible Assets - Accumulated amortization

€/000	Report as of 31.12.2003	Changes over the period					Report as of 31.12.2004	Amortization criteria
		Change in consolidation perimeter	Amortization	Write-downs	Sales	Other changes		
1) Start-up and expansion costs	29,887	-572	3,359		-	-	32,674	3-5 years
2) Research, development and advertising costs	429	-	1,340		-	-	1,769	5 years/ project duration
3) Industrial patent rights	28,232	-35	7,823		-	-	36,020	3 years
4) Concessions, licences, trademarks and similar rights	5,758	-347	1,643		-	-	7,054	3 years/ project duration
5) Goodwill	76,763	-14,294	1,508		-	-	63,977	5 years
- merger difference	97,944		48,972		-	-	146,916	123 months
6) consolidation difference	8,694	-5,102	3,604		-	-	7,196	10 years
7) Others	39,452		3,434		-	-	42,886	contract term
Total	**287,159**	**-20,350**	**71,683**		-	-	**338,492**	

"Concessions, licences, trademarks and similar rights" (€/000 3,758) refer to licences for use: €/000 1,766 is attributable to TTS S.r.l., €/000 431 to Consorzio Lotterie Nazionali and €/000 1,206 to Lottomatica S.p.A.

"Goodwill" totals €/000 363,651 (€/000 434,733 as of 31.12.2003) and mainly comprises:

- €/000 355,044 (historical cost €/000 501,959) representing the net difference on the merger by incorporation of Lottomatica in Tyche. The relevant amortization is being made over the residual life of the Lotto Game concession (expires in March 2012);
- €/000 5,996 representing goodwill on the contribution of PCC Giochi e Servizi;
- €/000 1,584 for the residual goodwill connected to the acquisition of the "Games" division of EIS and the Twin branch of business (pari-mutuel system);
- €/000 1,028 as the increased cost paid for the purchase of the minority shareholdings in Medialan S.p.A. which on 31 December 2004 was merged by incorporation in Totobit S.p.A..

"Consolidation difference" totalled €/000 28,847 (€/000 56,411 as of 31.12.2003). The substantial variation with respect to the previous year can be explained by the deconsolidation of GBC S.A. following the sale of the related shareholding in September 2004.
The higher acquisition value of Totobit Informatica S.p.A. as compared to the shareholders' equity was supported by economic valuations that confirm the higher current market value in consideration of the context in which the Totobit Group operates, its value generating potential and its projected income capacity.

"Intangible assets under development" almost entirely account for the costs incurred by LIS to implement development projects for new products and services, which on the date of closing the financial statements, are underway or in any case incomplete. The increases of €/000 1,950 for the year are represented by the software developed by Tecnost Mael for the

Consolidation difference

Values €/000	Historical Cost			
	Report as of 31.12.2003	Changes over the period		Report as of 31.12.2004
		Increases	Decreases	
LIS	29			29
LS	10			10
GBC	29,252		-29,252	0
TTS		190		190
Totobit	33,970			33,970
Sed Multitel	1,844			1,844
Total	**65,105**	**190**	**-29,252**	**36,043**

Values €/000	Amortization			
	Report as of 31.12.2003	Changes over the period		Report as of 31.12.2004
		Increases	Decreases	
LIS	8	3		11
LS	3	1		4
GBC	5,102		-5,102	0
TTS		19		19
Totobit	3,397	3,397		6,794
Sed Multitel	184	184		368
Total	**8,694**	**3,604**	**-5,102**	**7,196**

new business of stamp duties that will start in the course of 2005.

"Other intangible assets" total €/000 7,916 (€/000 4,845 as of 31.12.2003). The most important increases over the financial year amounting to €/000 6,583 include €/000 4,000 for the development of the "intelligent network" connected to the Lotto Game and €/000 1,645 for investments for the restructuring of Lottomatica's new offices.

The change in consolidation perimeter refers to the deconsolidation of the Global Bingo Group's assets and the consolidation difference of the same, and the entry of Consorzio Lotterie Nazionali in the scope of consolidation.

B II) Tangible assets

Net tangible assets amount to €/000 116,146 (€/000 152,032 as of 31.12.2003).
On 31.12.2003 Lottomatica took advantage of the regulations (Law No. 350 of 24 December 2003) regarding the voluntary revaluation of business assets.
Accordingly, plant and equipment purchased in 1999 and 2000 have been revalued in the financial statements as of 31.12.2003 via a reduction in the related accumulated depreciation by €/000 25,733. The additional value allocated to these assets reflects their "productive capacity" and their "actual economic utility" to Lottomatica.
As already mentioned above, here again the changes in the consolidation perimeter essentially refer to the deconsolidation of the GBC Group.

This item is made up as follows:

Tangible assets €/000 54,998 (€/000 45,003 as of 31.12.2003).

These comprise the assets used at the Group's offices and the equipment needed for normal business activity; the individual categories of asset are analysed below, together with an indication of the changes over the period.

Tangible assets - historical cost

€/000	Report as of 31.12.2003	Changes over the period					Report as of 31.12.2004	Accumulated depreciation	Report as of 31.12.2004
		Change in consolidation perimeter	Purchases	Write-downs	Sales	Other changes			
1) Land and buildings	10,316	-2,775	35				7,576	-613	6,963
2) Plant and equipment	50,707	-14,536	15,385	-1,417	-1,009	21,686	70,816	-25,047	45,769
3) Industrial and business equipment	431	-107	3			-2	325	-239	86
4) Other assets	5,473	-3,628	900	-243	-25	44	2,521	-1,115	1,406
5) Fixed assets under construction and advances	3,296	-311	166			-2,377	774		774
Total	**70,223**	**-21,357**	**16,489**	**-1,660**	**-1,034**	**19,351**	**82,012**	**-27,014**	**54,998**

Tangible assets - accumulated depreciation

€/000	Report as of 31.12.2004	Changes over the period				Report as of 31.12.2004
		Change in consolidation perimeter	Depreciation	Sales	Other changes	
1) Land and buildings	894	-503	222			613
2) Plant and equipment	20,726	-8,681	9,648	-304	3,658	25,047
3) Industrial and business equipment	247	-89	81			239
4) Other assets	3,353	-2,515	298	-10	-11	1,115
Total	**25,220**	**-11,788**	**10,249**	**-314**	**3,647**	**27,014**

Acquisitions for the period amounted to a total of €/000 16,489 and relate to:

- €/000 5,559 relating to Lottomatica S.p.a., of which €/000 3,270 were concerned with the videolottery project for central hardware and the access points;
- €/000 4,025 for the installation of the mini-terminals (POS) in the LIS S.p.A. bet collection points network intended for the top-ups service;
- €/000 3,649 relating to the Totobit Group for the implementation of technological equipment on its network;
- €/000 2,847 for the purchase of entertainment and gaming equipment by Videolot Gestione S.p.A..

As a result of adopting IAS 17, tangible assets include €/000 3,367 (net of accumulated depreciation) regarding the leased assets held by PCC Giochi e Servizi S.p.A. and by Totobit Informatica Software e Sistemi S.p.A..

Transferable tangible assets €/000 61,148 (€/000 107,029 as of 31.12.2003)

These comprise fixed assets used by the Group to provide the service that, if requested, must

be handed over to the Finance Ministry at the end of the concession period. They are analysed in the following tables, which show their historical cost separately from the related accumulated depreciation as of 31.12.2004.

The amounts reported in the reclassifications column relate to terminals used at Totocalcio bet collection points. The absence of Lotto software to be run on this equipment has lead to the removal of these assets from the category of the freely transferable assets.

Fixed assets under construction (€/000 7,632) exclusively relate to terminals and printers that have not yet been installed at bet collection points. Since these assets have not yet entered into service, they have been classified as "Fixed assets under construction" held by third parties on consignment.

Freely Transferable Tangible Assets - historical cost

€/000	Report as of 31.12.2003	Changes over the period				Report as of 31.12.2004
		Reclassifications	Purchases	Write-downs	Sales	
2) Plant and equipment	406,298	2	3,171		-1,468	408,003
3) Industrial equipment			1,352			1,352
4) Other assets	2,832			-35	-71	2,726
5) Fixed assets under construction and advances	25,356	-19,439	1,725		-10	7,632
Total	**434,486**	**-19,437**	**6,248**	**-35**	**-1,549**	**419,713**

The reclassifications (for a net amount of €/000 19,438) include:

- reclassifications in the tangible assets (€/000 19,439), concerning assets purchased in previous financial years and entered into service in 2004;
- reclassifications of assets from "freely transferable assets" to tangible assets (€/000 19,438) due to the different use intended for the assets. These reclassifications relate to terminals used at Totocalcio bet collection points for which the absence of Lotto software to be run on this equipment has lead to the removal of these assets from the freely transferable assets category. The abovementioned assets are reclassified together with the relevant depreciation accumulated in the previous financial years (€/000 3,868).

Fixed assets under construction (€/000 7,632) relate solely to terminals and printers that have not yet been installed at bet collection points. Since these assets have not yet entered into service, they have been classified as "Fixed assets under construction" held by third parties on deposit.

"Freely transferable assets" mainly relate to Company-owned assets on gratuitous loan for use to third parties.

There are no liens or charges over tangible assets and no assets held for sale as of 31.12.2004.

Freely Transferable Tangible Assets - accumulated depreciation

€/000	Report as of 31.12.2003	Changes over the period			Report as of 31.12.2004
		Reclassifications	Depreciation	Sales	
2) Plant and equipment	324,836	-3,868	36,259	-1,417	355,810
3) Industrial equipment			118		118
4) Other assets	2,621		86	-70	2,637
Total	**327,457**	**-3,868**	**36,463**	**-1,487**	**358,565**

B (II) Investments

Investments amount to €/000 1,593 (€/000 14,376 as of 31.12.2003). The table below analyses them:

Investments

€/000	Report as of 31.12.2003	Changes over the period						Report as of 31.12.2004
		Change in consolidation perimeter	Increase	Decrease	Capital gain/loss	Other changes	Write-downs	
1) Equity investments in:								
a) Unconsolidated subsidiary companies	12,146	-10,080		-2,726	812		-152	
-) Twin	1,914			-2,726	812			
-) Lottolatino	145						-145	
-) Lottolatino do Brasil	3						-3	
-) Lottomatica Argentina	4						-4	
-) Consorzio Lotterie Nazionali	10,080	-10,080						
-) Videolot								
-) Triplet								
a) bis Unconsolidated subsidiary companies	976					7	-236	747
-) Lis Finanziaria	976					7	-236	747
b) Associated companies								
d) Other companies	501	-197	80					384
-) Imprenditori Associati	104							104
-) Società Gruppo GBC	197	-197						
-) Easy Nolo	200		80					280
2) Receivables								
-) Due from others	717	-393	157	-55				426
3) Other Securities	36							36
Total	14,376	-10,670	237	-2,781	812	7	-388	1,593

The decrease occurring over the period concerns the entry of Consorzio Lotterie Nazionali in the scope of consolidation, following the commencement of the operations.
The liquidation processes for Lottolatino C.A. and Twin S.p.A. were completed in the course of the year.
The majority shareholding in LIS Finanziaria has been valued at equity since the related investee company is registered with the Albo degli Intermediari Finanziari pursuant to Article 106 of the T.U.L.B..

Due from others for guarantee deposits amount to €/000 426 (€/000 717 as of 31.12.2003) and mainly relate to guarantees for tenders, leases and utilities executed by Lottomatica, as well as tax credit for taxes advanced over staff severance indemnity (pursuant to Law No. 140/1997).

Other Securities total €/000 36 (€/000 36 as of 31.12.2003).

C) Current assets

Thee total is €/000 566,244 (€/000 375,146 as of 31.12.2003), made up as follows.

C I) Inventories

These amount to €/000 5,265 (€/000 4,573 as of 31.12.2003) and mainly relate to the inventories of Totobit (€/000 3,536), comprising the activation codes for Vodafone and Telecom Italia top-ups purchased in the course of the year, which will be resold in the ordinary business activity. The residual values mainly relate to PCC Giochi e Servizi (€/000 1,196). The increase in the item in question, equal to €/000 692, is mainly attributable to the combined effect of the increase in inventories of Totobit for €/000 1,093, and the deconsolidation of the Bingo Plus Group for €/000 156.

C II) Receivables

These amount to €/000 255,255 (€/000 170,755 as of 31.12.2003).
The table below analyses them:

Receivables

€/000	Report as of 31.12.2004			
	due within 12 months	due beyond 12 months	due beyond 5 years	Total
1) Due from customers	57,366	2,647		60,013
-) trade receivables	56,739	2,020		58,759
-) financial receivables	627	627		1,254
2) Unconsolidated subsidiary companies	80			80
-) trade payables	80			80
3) Associated companies				-
4) Parent companies				-
4bis) Tax assets	29,978			29,978
4ter) Advance taxes	47,057			47,057
5) Due from others	117,522	605		118,127
TOTAL Receivables	**252,003**	**3,252**	**-**	**255,255**

The most significant items are as follows:

- **Due from customers**

These total €/000 60,013 (€/000 33,604 as of 31.12.2003). For the most significant values, these refer to:

- *Lottomatica S.p.A.* (€/000 5,552): €/000 2,152 refer to Sarabet S.r.l. for fees due for the management of the Tris pari-mutuel system, €/000 1,513 for receivables deriving from service activities for sporting and horse racing bets, €/000 582 for receivables due from operators in the context of activities connected to the video lotteries and €/000 943 (€/000 3,178 as of 31.12.2003) for amounts due from the Tax Authorities in relation to the commission due from the last competitions of the year. This latter amount was collected in full in January 2005.
- *LIS S.p.A.* (€/000 25,632), for amounts due from bet collection points in connection with the services provided and from telephone operators for recharging services.
- *Totobit S.p.A.* (€/000 19,647) principally for amounts due from bet collection points in relation to business during the last ten days of the year's last month.

- *Consorzio Lotterie Nazionali* (€/000 4,713) in connection with the commission due to the Consorzio for the distribution and sale activities concerning traditional and instant lotteries as per licence granted by AAMS on 14 October 2003.

- ***Due from unconsolidated subsidiary companies***

These total €/000 80 (€/000 2,809 as of 31.12.2003) and mainly relate to trade receivables due from Lis Finanziaria. The decrease with respect to the previous financial year is due to the entry of Consorzio Lotterie Nazionali in the scope of consolidation.

- **Tax receivables**

These total €/000 29,978 (€/000 15,455 as of 31.12.2003): €/000 12,175 refer to V.A.T. credit and €/000 16,759 refer to receivables from IRES[22] and IRAP[23], €/000 13,629 of which refer to the Parent Company.

- **Advance taxes**

These total €/000 47,057 (€/000 48,268 as of 31.12.2003). The item mainly includes assets for advance taxes referable to the Parent Company Lottomatica S.p.A. (€/000 32,621) and LS S.p.A. (€/000 10,296).
The balance refers to the net difference on the merger by incorporation of Lottomatica in Tyche (€/000 15,216), to the write down of CEZ goodwill referable to Lottomatica Sistemi S.p.A. (€/000 9,879) and to provisions for risks for pending judiciary proceedings and for derivative instruments (€/000 1,773) referable to Consorzio Lotterie Nazionali.
The change with respect to 31 December 2003 is referable to the combined effect of entering advance taxes for 2004 and the use of advance taxes entered in previous years.

- **Due from others**

These total €/000 118,126 (€/000 68,058 as of 31.12.2003) are stated net of provisions for bad debts of €/000 6,570. These mainly include receivables due from bet collection points in the context of the various games and services (€/000 105,205). The figure includes €/000 9,834 relating to the amounts to be paid by the operators to the extent paid in advance by Lottomatica by way of Unified State Tax in the context of the concession obligations related to the volume collected for the video lotteries. The most significant figures relating to financial receivables refer to the financial receivable (€/000 3,144) due from the company Bingo Plus. The receivable earns interest at a rate equal to the 6 months Euribor rate plus 100 basic points.
The significant increase compared to 31 December 2003 is mostly attributable to the combined effect of the increase in receivables from bet collection points for collection services of Consorzio Lotterie Nazionali (€/000 93,844) and the decrease in receivables from LIS bet collection points (€/000 25,015).
No receivables have been entered which are collectable beyond 5 years.

[22] [Imposta sul Reddito delle Società = Corporate Income Tax].
[23] [Imposta Regionale sulle Attività Produttive = Local Tax on Production Activities].

C III) Current financial assets

The figure in the financial statements equal to €/000 64,129 (€/000 709 as of 31.12.2003), including the purchase cost and the interest accruing over the period, refers to investments in Government securities made by Lottomatica expiring in 2005.
Specifically:

Issuer	Purchase Date	Expiry Date	Cost	Accruals for 2004	Total
Treasury	8-10-2004	15-03-2005	4,955,5	24,4	4,979,0
Treasury	8-10-2004	15-04-2005	9,892,4	49,2	9,939,7
Treasury	8-10-2004	16-05-2005	9,873,2	49,7	9,921,0
Treasury	15-11-2004	15-09-2005	9,821,5	27,9	9,847,5
Treasury	15-11-2004	14-10-2005	9,803,8	28,0	9,829,9
Treasury	22-11-2004	15-11-2005	19,566,1	48,8	19,612,0
			63,912,4	228,1	64,129,2

The figure as of 31.12.2003 (€/000 709) refers to the deconsolidation of GBC during the financial year.

C IV) Cash and equivalent

This item, equal to €/000 241,595 (€/000 199,109 as of 31.12.2003) comprises bank accounts (€/000 241,446 compared to €/000 198,407 as of 31.12.2003) and cash (€/000 149 compared to €/000 702 as of 31.12.2003).

The increase in cash and equivalent (€/000 42,486) must be substantially correlated to the entry of Consorzio Lotterie Nazionali in the scope of consolidation contributing €/000 44,285.

D) Accrued income and prepaid expenses

These total €/000 8,876 (€/000 10,020 as of 31.12.2003). This item comprises Prepaid expenses (€/000 7,955) which primarily relate to the Parent Company (€/000 6,551), including unused betting slips and receipt vouchers (€/000 3,892), which are expected to be used in the subsequent financial year. The amount also includes €/000 772 relating to the discount on bond issue of the debenture loan.

As of 31.12.2004 there were no accruals, deferrals and discounts with a residual duration beyond 5 years entered in the financial statements.

Notes to the balance sheet assets regarding receipts and payments (presidential decree no. 560 of 16.09.1996)

The administration of receipts and payments by the Parent Company, under the powers granted by the above mentioned Presidential Decree No. 560/96, is discussed below. The total asset balances, €/000 479,859, comprise the following:

Receivables

These amount to €/000 19,100 due from the operators of bet collection points in relation to sums collected by them, net of winnings and their commissions.

Cash and equivalent

These amount to €/000 460,759 as of 31 December 2004 and reflect the administered receipts held on bank and postal accounts:

- €/000 385,679 on a specific current account held with Banca Intesa S.p.A.;
- €/000 75,080 on a specific postal account.

Notes to the balance sheet assets regarding receipts and payments for the totocalcio game

This relates to the administration of the specific current account required by Article 2 of the instructions issued by the Director General of AAMS dated 9 July 2003. The balance as of 31 December 2004, €/000 1,805, reflects the amounts collected in the last part of the period that have not yet been withdrawn by AAMS.

Liabilities

A) Shareholders' equity

Consolidated shareholders' amounts to €/000 293,794 (€/000 404,813 as of 31.12.2003). Consolidated shareholders' equity attributable to the Parent Company, equal to €/000 286,163 (€/000 400,995 as of 31.12.2003) is made up as follows:

Shareholders' Equity

€/000	Share Capital	Legal Reserve	Reserves				Profit (loss) carried over	Net profit	Total
			Pursuant to Law No. 350/2003	Share premium	Share exchange	Consolidation reserve on investee companies			
At the beginning of the previous financial year	88,554			550,490	15,382	-1,377		6,810	659,859
Allocation of net profit									
- Distribution of dividends						3,360	3,450	-6,810	
(€ 3.3 per share)				-292,228					-292,228
- Other allocations		17,711		-17,711					
Other changes	255		20,844	3,065		50			24,214
Results from the previous financial year								9,150	9,150
At the end of the previous financial year	88,809	17,711	20,844	243,616	15,382	2,033	3,450	9,150	400,995
Allocation of net profit									
- Distribution of dividends						-20,379		20,379	
(€ 2,0 per share)		51		-129,309	-15,382		-3,450	-29,529	-177,619
- Other allocations									0
Other changes	130			1,772		166			2,068
Results from the current financial year								60,719	60,719
At the end of the current financial year	88,939	17,762	20,844	116,079	0	-18,180	0	60,719	286,163

It is made up of:

I) Share Capital

Share capital amounts to €/000 88,939 (€/000 88,809 as of 31.12.2003).

This amount was constituted following the exercise of 130,000 options in 2004, concerning the stock option plan, for stock options assigned on the basis of the regulations resolved by the Board of Directors in its meeting held on 11 June 2003.

As of 31 December 2004, Lottomatica share capital, fully subscribed and paid up, is represented by 88,939,280 ordinary shares, with a par value of € 1 Euro each.

II) Share premium reserve

This amounts to €/000 116,079 (€/000 243,616 as of 31.12.2003). The decrease in the period (€/000 127,537) relates to the dividend payment (€/000 129,309) and the exercise of stock options (€/000 1,772).

III) Revaluation reserve pursuant to Law No. 350/2003

This amounts to €/000 20,844 (equal amount as of 31.12.2003) and reflects the effect of the revaluation recorded in accordance with Law No. 350/2003. The reported balance comprises the reduction in amortization and depreciation funds by €/000 25,733, net of the related flat-rate taxation, €/000 4,889.

IV) Legal reserve

This amounts to €/000 17,762, growing by €/000 51 compared to 31.12.2003 following the increase decided on approval of the financial statements as of 31.12.2003.

VII) Other reserves

- *Share exchange reserve.* This reserve was zeroed on 31 December 2004 due to the full allocation of dividends for distribution paid out in April 2004 (€/000 15,382 as of 31.12.2003).
- *Consolidation reserve on investee companies.* This amounts to €/000 a negative value of 18,180 (positive for €/000 2,033 as of 31.12.2003) and represents the Group's interest in the results carried over of consolidated companies, and the effect of consolidation adjustments made as of 31.12.2003.

IX) Consolidated net income

Consolidated net income as of 31 December 2004 amounted to €/000 61,198 (€/000 9,681 as of 31.12.2003). The minority interests amount to €/000 479 (€/000 531 as of 31.12.2003). The basic profit per share is equal to € 0.68.

The table below shows the Shareholders' Equity items with indication of their origin, possibility of use and distribution, and their use in previous financial years, pursuant to art. 2427 of the Italian Civil Code:

Shareholders' Equity

Type/Description (values in €/000)	Amount	Available share	Uses in the previous three financial years		
			Losses coverage	Dividends	Other reasons
Share capital	88,939				
Capital reserve					
Share exchange reserve	0			15,382	
Share premium reserve	116,080	116,080		421,536	17,711
Reserves					
Legal reserve	17,762				
Reserve pursuant to Law No. 350/2003	20,844	20,010			
Consolidation reserve on investee companies	-18,108				
Profits carried over	0				
Results for the period	61,198	47,093		32,928	51
Total		183,183		469,846	17,762
Non-distributable share		16,436			
Residual distributable share		166,748			

B) Provisions for risks and charges

These amount to €/000 28,877 (€/000 6,724 as of 31.12.2003) and are made up as follows:

Provisions for risks and charges

Values €/000	Report as of 31.12.2003	Change over the period			Report as of 31.12.2004
		Change in consolidation perimeter	Use	Increase	
1) Pension	1,625	-125	-	10	1,510
2) Provisions for taxes, including deferred taxes	2,353	-1,316	-688	7,622	7,971
3) Other provisions	2,746	-12	-2,327	18,989	19,396
-) Business risks	1,289		-1,251	17,535	17,573
-) Others	1,457	-12	-1,076	1,454	1,823
Total provisions	6,724	-1,453	-3,015	26,621	28,877

- **Pension and similar costs** €/000 1,510 (€/000 1,625 as of 31.12.2003); this almost entirely comprises the provisions made by the Parent Company, in accordance with a resolution of the "Remuneration Committee", to cover the indemnities payable to certain Board members should their appointments be terminated.
- **Provision for taxes, including deferred taxes** €/000 7,971 (€/000 2,353 as of 31.12.2003). This item mainly refers to the Parent Company (€/000 7,546) and consists of €/000 7,153 for deferred taxes at a rate of 37.25% of the share for the financial year of the advanced tax depreciation calculated on part of the tangible assets entered into service in 2002, 2003 and 2004. The remainder (€/000 393) refers to the €/000 269 for the fund allocated in 2002 to account for previous social security positions.
- **Other provisions** €/000 19,396 (€/000 2,746 as of 31.12.2003). Specifically:
  - Provision for business risks: €/000 17,573 (€/000 1,289 as of 31.12.2003). This refers almost exclusively to Lottomatica S.p.A. (€/000 12,029) and Consorzio Lotterie Nazionali (€/000 5,088). The most significant values refer to:
    - €/000 10,740 allocated by Lottomatica during the financial year to cover costs related to pending judiciary proceedings and contractual disputes;
    - €/000 3,302 being the discounted-back value of the derivative instruments. The amount relates to the sum set aside by Consorzio Lotterie Nazionali in relation to financial instruments for foreign exchange losses which have not yet been realised.
    - €/000 1,700 allocated for costs connected to the early termination of a number of traditional lottery ticket supply contracts which may be charged to Consorzio Lotterie Nazionali.
  - **Others:** €/000 1,823 (€/000 1,457 as of 31.12.2003). €/000 1,457 refer to Lottomatica and €/000 1,180 to the costs which may be charged to AAMS in the context of the video lotteries concession.

Lottomatica has not established a Provision for reinstating freely transferable assets since the efficiency of the entire automated system is assured by maintenance works that guarantee the perfect functioning of concession-related activities, as provided by the regulations concerning Public service concessions. The change in the consolidation perimeter is due to the deconsolidation of the GBC Group.

C) Staff severance fund

This provision, net of advances, is equal to €/000 6,813 as of 31.12.2004 (€/000 5,666 as of 31.12.2003).
The item refers to the full amount of rights accrued by Group employees employed on 31 December 2004 and has been calculated in accordance with current laws, collective labour agreements and supplementing corporate agreements. These liabilities are subject to revaluation with the application of indices set by current law.
The reserve has been adjusted to cover requirements accruing at the end of the financial year for the benefit of employees employed at that date.
The table below shows the movements during the period.

Staff Severance Fund	
Consolidated Report as of 31.12.2003	5,666
Increases in 2004	2,335
- Changes	-1,188
Consolidated Report as of 31.12.2004	6,813

D) Payables

These amount to €/000 788,787 (€/000 646,508 as of 31.12.2003) and mainly include:

- Bonds issued €/000 360,473 (€/000 360,000 as of 31.12.2003): this item relates to the debenture loan, including accrued interest to be paid in 2005, which was underwritten in London on 18 December 2003 and executed on 22 December 2003, through the issue of securities (all placed) and the simultaneous receipt of the proceeds. 56% of the placement was in Italy, 19% in England with the remaining amount in other European countries.
  The issue was reserved exclusively for institutional investors excluding fund raising on a public basis.
  The bond yields 4.8% with reimbursement in a single payment on expiry in December 2008. The implicit rate for the entire transaction is 4.97%.
  The discount on bond issue was €/000 972 and is recorded as a prepaid expense, net of the element accruing at 31.12.2004.
- Due to banks €/000 99 (€/000 5,685 as of 31.12.2003). The figure refers to PCC Giochi e Servizi S.p.A. in connection with the residual payable due to MPS Leasing & Factoring for factoring transactions. The decrease with respect to 31.12.2003 derives most exclusively from the deconsolidation of GBC.
- Due to other lenders €/000 2,736 (€/000 3,710 as of 31.12.2003). This item exclusively relates to PCC Giochi e Servizi (€/000 211 for Efibanca loan) and TTS for financing transaction and to the application of IAS 17 (€/000 2,516).
- Due to suppliers €/000 175,279 (€/000 117,330 as of 31.12.2003). This item comprises unpaid supplier invoices recorded as of 31 December 2004, as well as invoices to be received and other period costs to be settled. The payables are connected to the purchase of goods and services for the activities of the financial year and investment programs under way.
  The principal amount (€/000 125,669) reflects the liability of both Parent Company (€/000 91,481) and LIS (€/000 34,188) to third-party suppliers.
  The balance as of 31 December 2004 includes €/000 34,012 (€/000 18,805 as of

31.12.2003) relating to Totobit group companies.

- Debt instruments show a balance equal to 0 (€/000 1,398 as of 31.12.2003) due to the change in the scope of consolidation (deconsolidation of GBC).
- Due to unconsolidated subsidiary companies €/000 112 (€/000 10,955 as of 31.12.2003), mostly relating to the subsidiary company Lis Finanziaria S.p.A., a company consolidated on an equity basis. The significant decrease with respect to the previous financial year (€/000 10,843) refers to the inclusion of Consorzio Lotterie Nazionali in the scope of consolidation.
- Due to parent companies €/000 19,245 (€/000 475 as of 31.12.2003).
  These refer to €/000 18,653 for payables due to De Agostini S.p.A. for current taxes for the period; indeed, following the resolution passed by the Board of Directors on 9 September 2004 and approved by the Board of Directors of De Agostini S.p.A. on 20 October 2004, the companies Lottomatica and Lottomatica Italia Servizi joined the "National Fiscal Consolidation".
- Taxes payables, €/000 13,338 (€/000 18,482 as of 31.12.2003). This figure mainly includes the IRPEF[24] withholding taxes withheld by the Group from the remuneration of employees and consultants for December 2004, as well as to V.A.T. payables, as well as the charges from benefits set forth by Law No. 291/02 (tax amnesty), as well as IRAP payables for the financial year (€/000 9,183).
- Due to social security institutions, €/000 2,428 (€/000 2,717 as of 31.12.2003). This item relates to the payables to social security institutions for withholdings charged to the Companies with regard to wages and salaries paid in December 2004.
- Other payables €/000 210,649 (€/000 123,984 as of 31.12.2003). These principally include amounts due to customers, as a consequence of the collection services provided by LIS, Lottomatica and Consorzio Lotterie Nazionali and to employees for deferred remuneration (€/000 9,887). The most significant amount of €/000 106,143 refers to Consorzio Lotterie Nazionali and relates to the sums to be paid to AAMS for sales of traditional and instant lotteries. As of 31.12.2004, the figure includes €/000 56,012 relating to collections for the Italia Lottery alone.
- Due to affiliated companies €/000 4,428 (€/000 1,299 as of 31.12.2003). The item mainly refers to receivables assigned by Lottomatica's suppliers to DeA Factor (€/000 4,220).

There are no payables expiring beyond five years.

E) Accrued expenses and deferred income

€/000 3,697 (€/000 4,327 as of 31.12.2003). The principal component of this total (€/000 2,983) essentially comprises grants to be collected by Lottomatica from AAMS for the activation of Totocalcio bet collection points at locations without a suitable Lotto Game terminal, as well as the deferred portion of fees and one-off payments for the subsequent period invoiced to the operators of Totocalcio bet collection points.

Memorandum accounts

These total €/000 297,939 (€/000 241,711 as of 31.12.2003) and comprise guarantees of €/000 261,753 (€/000 155,456 as of 31.12.2003) and other memorandum accounts of €/000 36,186 (€/000 86,255 as of 31.12.2003).
The principal amounts relate to the Parent Company (€/000 91,984), LIS (€/000 77,026), Consorzio Giochi Sportivi (€/000 36,000) and Consorzio Lotterie Nazionali (€/000 69,979), as analysed below.

[24] [Imposta sul Reddito delle Persone Fisiche = Personal Income Tax].

Lottomatica SpA

Guarantees given (€/000 78,710) comprise:

- the guarantee given by Efibanca in favour of the Ministry of Finance regarding the Company's obligations to operate the Lotto Game concession (€/000 9,456)
- the guarantees given by Banca Popolare di Bergamo in favour of the Ministry of Finance regarding the Company's obligations to operate the Video lotteries concession (€/000 12,385); and by Banca Antonveneta in favour, as before, of the Ministry of Finance for the license to manage the activities and operate the network to manage legal games via remote connection, using amusement and entertainment equipment (€/000 14,000);
- the guarantees given regarding Formula 101 (€/000 15,494) and other promotional initiatives (Cinquinotto, telephone game and other games and prizes totalling €/000 2,221);
- the guarantees given for leases (€/000 798);
- the guarantee of €/000 22,474 given to the Tax Office regarding the credits utilised under Group V.A.T. arrangements;
- the guarantees of €/000 282 given to Sogei regarding horse-racing events.

Lis SpA

The balance of €/000 77,026 (€/000 65,025 as of 31.12.2003) comprises the guarantees given in favour of:

- Telecom Italia Mobile S.p.A., regarding the Company's obligations under the contract for automatic top-up services for Tim cards (€/000 4,132);
- Omnitel S.p.A., regarding the Company's obligations under the contract for automatic top-up services for Omnitel cards (€/000 46,500);
- Wind Telecomunicazioni S.p.A., regarding the Company's obligations under the contract for automatic top-up services for Wind cards (€/000 23,500);
- SS Lazio S.p.A., regarding the Company's obligations under the contract for the on-line sale of tickets and season tickets (€/000 2,500);
- the V.A.T. Office for Group V.A.T. (€/000 284);
- the Lazio Region in relation to training (€/000 10);
- Telecom for the Pin concession (€/000 100).

Consorzio Lotterie Nazionali

- A contract between Consorzio Lotterie Nazionali and Morgan Stanley was executed on 23 March 2004 covering the exchange rate risk deriving from the supply of Instant Lottery tickets in dollars equal to €/000 34,138 calculated at the option exchange rate ($/000 46,500). The contract provides cover for the notional value should the dollar rise above the Strike level (Euro/USD 1.2138). Should the dollar weaken, the contract allows the company to benefit from this trend up to the Knock In level (1.3). If this point is touched at any time during the reference period, the purchase of dollars over the same period has to be made at the pre-set Strike.
- €/000 35,841 relate to the guarantee given on behalf of Consorzio by Lottomatica S.p.A. in favour of AAMS regarding all obligations deriving from the agreement as set out under Article 10 of the License dated 14 October 2003 (€/000 25,841) and €/000 10,000 for the payment of the tax revenue.

Consorzio Lottomatica Giochi Sportivi

The amount of €/000 36,000 has been given as guarantee in favour of AAMS for all obligations inherent to the game.

Altri

The item "Others" amounts to a total of €/000 36,186 and the most significant components are represented by the commitments undertaken by Totobit and Lottomatica.

Notes to the Balance Sheet Liabilities regarding receipts and payments (presidential decree No. 560 dated 16.09.1996).

The administration of receipts and payments by the Parent Company, under the powers granted by the above mentioned Decree 560/96, is discussed below.

Payables

These amount to €/000 479,859 and comprise:

- €/000 459,406 in profits due to the Tax Authorities as of 31.12.2004;
- €/000 12,264 due to the Ministry of Finance's pension fund;
- €/000 855 in amounts to be paid over to the Tax Authorities, equal to the interest receivable accrued on the specific bank account used for the administration of receipts and payments, net of tax charges and related expenses;
- €/000 730 for the payable to the licensee, €/000 1,146 for the premium on the last drawing and €/000 416 for the Sarabet payment erroneously charged by Banca Intesa S.p.A.;
- €/000 2 not yet paid to telephone operators;
- €/000 6,592 in winnings not paid as of 31 December 2004;
- €/000 10 in uncollected amounts to be paid over to AAMS in relation to the financing of a great number of winnings.

Notes to the balance sheet liabilities regarding receipts and payments for the totocalcio game

The balance as of 31 December 2004, €/000 1,805, reflects the administration of amounts collected that have not yet been paid over to AAMS.

A) Value of production
This amounts to €/000 1,234,246 (€/000 961,142 as of 31.12.2003). Specifically:

Revenues from sales and services
These amount to €/000 1,218,535 (€/000 956,860 as of 31.12.2003).

Revenues €/000	Report as of 31.12.2004	Report as of 31.12.2003
Lotto	494,210	412,835
F 101	-	218
Tris - LTM	3,128	1,055
Top-ups - LIS network	336,980	259,559
Top-ups - Totobit network	340,129	-
Totobit System	2,721	-
Sport ticket office services	4,612	4,306
Car Road tax - LTM	7,788	8,049
Rai television license	584	663
Municipal Services	286	217
Unified State Taxes	492	475
Sports Pools	4,015	5,300
National Lotteries	15,808	-
Others	3,324	3
Betting services	2,150	2,952
Video lotteries	582	-
PCC GS SpA	1,726	5,069
GBC		256,159
Total	**1,218,535**	**956,860**

For easier reading, the revenues are divided separately, consolidation perimeter being equal, indicating the effects due to changes in the consolidation perimeter compared to the previous period.

LIS revenues include the cost of Wind and Tiscali top-ups and the commission due to the bet collection point operators on Tim and Vodafone Omnitel top-ups; these amounts total €/000 312,960, including "re-invoicing" to bet collection points and telephone operators.

Totobit Informatica Software e Sistemi S.p.A. income include the purchase of services and consumables for on-line top-ups and services. These amounts total €/000 334,673. Excluding these components, the Group revenues are as follows:

Revenues from sales and services			
€/000	Report as of 31.12.2004	Report as of 31.12.2003	Changes
Lottomatica SpA	504,044	430,115	73,929
Lottomatica Italia Servizi SpA	350,795	265,517	85,278
PCC GS SpA	1,726	5,069	-3,343
Total (at parity)	**856,565**	**700,701**	**155,864**
Global Bingo Group		256,159	-256,159
Consorzio Lotterie Nazionali	15,808		15,808
Totobit Group	346,162		346,162
Total for the Group	**1,218,535**	**956,860**	**261,675**

Net revenues from sales and services			
€/000	Report as of 31.12.2004	Report as of 31.12.2003	Changes
Lottomatica SpA	504,044	430,115	73,929
Lottomatica Italia Servizi SpA	37,835	22,865	14,970
PCC GS SpA	1,726	5,069	-3,343
Total (at parity)	**543,605**	**458,049**	**85,556**
Global Bingo Group		37,235	-37,235
Consorzio Lotterie Nazionali	15,808	-	15,808
Totobit Group	11,489		11,489
Total for the Group	**570,902**	**495,284**	**75,618**

As described in the Management Report, the change with respect to the analogous period of the previous year (€/000 75,618) reflects the growth in Lotto wagers and top-ups business (€/000 81,375), as well as the deconsolidation of GBC, the inclusion of the proceeds from traditional and instant lotteries launched in May and the entry of the Totobit Group in the scope of consolidation.

Change in inventories of work in progress, semi-finished and finished goods.

The amount of €/000 -26 (€/000 -80 as of 31.12.2003) relates almost entirely to PCC Giochi e Servizi.

Capitalisation of internal construction costs €/000 1,418

They essentially relate to the internal software development and start-up costs for Consorzio Lotterie Nazionali.

Other earnings and proceeds

These amount to €/000 14,318 (€/000 4,067 as of 31.12.2003), €/000 7,712 for Consorzio

Lotterie Nazionali operating grants and €/000 4,021 for contributions by AAMS for the games relating to sporting events.

B) Production costs

These amount to €/000 1,090,999 (€/000 889,267 as of 31.12.2003) and are made up as follows:

Raw materials, secondary materials, consumables and goods: €/000 365,073 (€/000 33,456 as of 31.12.2003). These mainly relate to the purchase of on-line services for top-ups performed by Totobit. Compared to 2003, the change is almost entirely due to the entry of the Totobit Group in the scope of consolidation.

Services. These amount to €/000 517,731 (€/000 647,516 as of 31.12.2003); the table sets out a break- down by expenditure item with the variations compared with the previous financial year.

Cost for services

€/000	Report as of 31.12.2004	Report as of 31.12.2003	Changes
Network management	52,410	70,993	-18,583
Maintenance	29,596	25,697	3,899
Office costs	7,774	8,236	-462
Assistance for bet collection points	22,345	15,846	6,499
Advertising costs	38,613	33,329	5,284
Consultancy costs	35,792	16,859	18,933
Corporate bodies	1,698	1,228	470
Services provided	318,121	246,761	71,360
-) Football Ticketing Service	637	594	43
-) Top-ups	314,635	243,119	71,516
-) RAI television licences services	202	230	-28
-) Car Road tax	2,647	2,818	-171
Subsidiary companies services		-	-
Payment of Bingo prizes/taxes	-	218,924	-218,924
Banking costs and services	1,388	1,647	-259
Other costs	9,994	7,996	1,998
Total	**517,731**	**647,516**	**-129,785**

The most significant variations concerned:

- the network costs for the technological innovation process begun in early 2003 by migrating the data transmission systems to the IP (Internet Protocol) system, with significant savings;
- assistance provided to bet collection points for business development and business volume increase;
- third-party services mostly concerning the implementation of new businesses started during the financial year (national traditional and instant lotteries, entertainment games, new games connected to Totocalcio, etc.);
- telephone top-ups costs with collection volumes continuously increasing.

Leases and rentals. €/000 11,007 (€/000 13,131 as of 31.12.2003). These are costs relate to leases, rentals (cars and equipment) and royalties.

Personnel costs. €/000 56,102 (€/000 63,213 as of 31.12.2003):

Compared to the corresponding period in 2003, the variation is as follows:

Personnel costs			
€/000	Report as of 31.12.2004	Report as of 31.12.2003	Changes
Lottomatica SpA	39,247	36,301	2,946
Lottomatica Italia Servizi SpA	1,567	1,218	349
Lottomatica Sistemi SpA	9,321	9,261	60
Cirmatica SA	44	41	3
PCC GS SpA	2,620	2,637	-17
Total (at parity)	**52,799**	**49,458**	**3,341**
Global Bingo Group		13,755	-13,755
Totobit Group	3,303		3,303
Total for the Group	**56,102**	**63,213**	**-7,111**

The decrease in personnel costs compared to the corresponding period in 2003 (€/000 7,111) mainly results from the combined effect of the following factors:

- Decrease of €/000 13,755 due to the deconsolidation of GBC;
- Increase of €/000 2,946 and €/000 3,303 for the Parent Company Lottomatica S.p.A. and Totobit Informatica Software e Sistemi S.p.A. respectively, due to the normal increase in personnel costs.

The Group companies consolidated on a line-by-line basis employs 1,020 persons.

Amortization, depreciation and write-downs: €/000 120,724 (€/000 126,636 as of 31.12.2003).

This item is made up as follows:

- Amortization of intangible assets €/000 71,683 (€/000 80,772 as of 31.12.2003).

Amortization				
€/000	Report as of 31.12.2004	Report as of 31.12.2003	Changes	Criteria
Start-up and expansion costs	3,359	9,295	-5,936	3-5 years
Research, development and advertising costs	1,340	18	1,322	5 years/project duration
Industrial patent rights	7,823	4,476	3,347	3 years
Concessions, licences, trademarks and similar rights	1,643	818	825	3 years/project duration
Goodwill	1,508	6,039	-4,531	5 years
-) merger difference	48,972	48,972	0	123 months
-) consolidation difference	3,604	6,604	-3,000	10 years
Other	3,434	4,550	-1,116	contract term
Total	71,683	80,772	-9,089	

This principally comprises the amortization of costs incurred by the Parent Company for the expansion of the network, which has been capitalised in "Start-up and expansion costs" and is amortised over, respectively, three and five years.
The goodwill arising from the allocation of the merger difference is amortised over the residual life of the Lotto concession, which expires in March 2012.
This change compared to 31 December deriving from change in consolidation perimeter entailed:

- higher amortization for the Totobit Group and Consorzio Lotterie Nazionali: €/000 4,632;
- lower amortization from the sale of GBC: €/000 6,616, €/000 3,019 of which deriving from the amortization of the consolidation difference.

- Depreciation of tangible assets €/000 46,712 (€/000 45,838 al 31.12.2003).

Depreciation

€/000	Report as of 31.12.2004		Report as of 31.12.2003		Changes		Depreciation rates	
	Ordinary	Transferable	Ordinary	Transferable	Ordinary	Transferable	Ordinary	Transferable
Land and buildings	222		221		1		3%	
Plants and equipment	9,648	36,259	4,721	40,225	4,927	-3,966		20%
-) Specific electronic machinery							20%	15%
-) Plant and equipment							15%	25%
-) Internal communication plants							25%	
Industrial and business equipment	81	118	87		-6		15%	
Other assets	298	86	445	139	-147	-53	12%	12%
Total	**10,249**	**36,463**	**5,474**	**40,364**	**4,775**	**-4,019**		
		46,712		45,838		756		

The depreciation of tangible assets was calculated according to the abovementioned criteria, by applying the rates stated in the table.
The depreciation of freely transferable assets was effected with rates taking into account their estimated useful life according to the abovementioned methods.
For assets entering into service in the financial year, the amount of depreciation was calculated on a pro-rata temporis basis with reference to the date on which they entered into service.

- Write-down of current receivables €/000 1,720 (€/000 26 as of 31.12.2003). This amount refers to:
  - Lottomatica S.p.A.: €/000 348 to cover bad debts existing at 31.12.2004 in relation to the amounts to be paid by the bet collection points in consideration of the volume collected from sports-based bets;
  - Totobit S.p.A.: €/000 1,212 to cover risks in relation to total receivables existing at 31.12.2004;
  - Consorzio Lotterie Nazionali: €/000 156.

Change in inventories. These amount to €/000 -921 (€/000 166 as of 31.12.2004) and are mostly attributable to Totobit S.p.A. with reference to the purchases of activation codes for Vodafone and Telecom top-ups.
Provisions for risks. These amount to €/000 2,677 (€/000 11 as of 31.12.2003), and comprise:

- €/000 456 relating to Totobit S.p.A. for risks from support contracts;
- €/000 1,759 relating to Consorzio Lotterie Nazionali following the early termination of the traditional lottery ticket supply contracts;
- €/000 455 relating to Lottomatica S.p.A.: the figure is the best possible current estimate of presumable charges deriving from non-payment by bet collection points of the pre-set fee on the volume collected for the Totocalcio game. The concession indeed, envisages a pre-set annual income of € 200 to be paid to AAMS for each sales outlet not being an ex-"Toto" bet collection point located in municipalities with a population of more than 1,500 inhabitants, as an advance on the minimum guaranteed collection of € 8,850 per football season.

Other provisions. €/000 5,530 (€/000 1,094 as of 31.12.2003), of which €/000 1,739 relate to Lottomatica S.p.A. essentially for the amount due to AAMS under the license to operate entertainment games with regard to the delays encountered in the activation of the gaming terminals; and €/000 3,329 representing the amount set aside by Consorzio Lotterie Nazionali in relation to financial instruments for foreign exchange losses not yet realised. The figure represents exclusively the mark-to-market of the transaction and does not necessarily imply a future payment. Indeed, the intrinsic value of the structure is currently zero.
Other operating expenses. €/000 13,076 (€/000 4,044 as of 31.12.2003).
The most significant amounts include the Tax Authorities' share of cost savings (€/000 700) deriving from the use of the network for purposes other than the Lotto business (Article 9 of the Decree issued by the AAMS' Director General on 15 November 2000), gifts (€/000 7,260), the pro-rata portion of unrecoverable V.A.T. (€/000 853) and the payment of association dues (€/000 742).

C) Net financial income and charges

These amount to €/000 -13,279 (financial income of €/000 24,396 as of 31.12.2003). The tables below set out the break-down of each item:

Other financial income

€/000	Report as of 31.12.2004	Report as of 31.12.2003	Changes
Income from equity investments	1	40,556	-40,555
Group companies' interests		370	-370
Bank interest	4,596	2,497	2,099
Other financial income	365	666	-301
Total	**4,962**	**44,089**	**-39,127**

Interest and other financial costs

€/000	Report as of 31.12.2004	Report as of 31.12.2003	Changes
Bank interest	70	335	-265
Group companies' interests	2	142	-140
Interest paid - Bond	17,280		17,280
Discount on issue	194	479	-285
Loan interest		16,963	-16,963
Other financial charges	758	2,595	-1,837
IAS 17	103	62	41
Total	**18,407**	**20,576**	**-2,169**

Foreign exchange gains (losses)

€/000	Report as of 31.12.2004	Report as of 31.12.2003	Changes
Foreign exchange gains	309	909	-600
Foreign exchange charges	-143	-26	-117
Total	**166**	**883**	**-717**

Financial income €/000 4,962 (€/000 44,089 as of 31.12.2003).
Financial charges €/000 18,407 (€/000 20,576 as of 31.12.2003), of which the most significant amount (€/000 17,474) refers to financial charges matured on the debenture loan.
Foreign exchange gains and losses: €/000 166 (€/000 883 as of 31.12.2003)

D) Revaluations

€/000 243 (€/000 3,402 as of 31.12.2003). These relate to the losses accrued in the period by the subsidiary company US Finanziaria, consolidated on an equity basis.

E) Extraordinary income and charges

These amount to €/000 -19,227 (charges of €/000 90,576 as of 31.12.2003).
The most significant amounts are as follows:
Extraordinary income of €/000 12,157 (€/000 3,674 as of 31.12.2003) refer to Totobit S.p.A. (€/000 1,080) for capital gains attained in defining outstanding commercial contracts

for the supply of electronic equipment, as well as to the deconsolidation of the investee company GBC (€/000 8,065), as well as the capital gains from liquidation of Twin (€/000 811). The residual amounts relate to adjustments from assessments effected in previous years.

Extraordinary charges of €/000 31,384 (€/000 94,250 as of 31.12.2003). The most significant amounts refer to:

- €/000 9,000 as against the proceeding initiated by the Competition Authority against Lottomatica. The Authority's decision is currently under appeal;
- €/000 7,358 for the charges paid to Cirsa following the sale of the equity investment in GBC for the cessation of the commitments undertaken by Lottomatica on the acquisition; the amount include a capital loss of €/000 333 from the sale transaction;
- €/000 4,760 for the extraordinary allocation of funds to the provision for bad debts in relation to the positions deriving from the acquisition of the Games division of EIS S.p.A.;
- €/000 2,898 for amounts to cover corporate restructuring charges and retirement incentives;
- €/000 2,730 for the assessment of costs not accrued to the financial year;
- €/000 1,417 for the sum set aside by Videolot Gestioni S.p.A. as against estimated costs for the replacement of gaming equipment which, as a result of functional characteristics, may not prove popular with players;
- €/000 613 for charges connected to the closure of operational activities in Venezuela;
- €/000 786 for charges sustained by Lottomatica, who took advantage of the tax amnesty procedure provided by Law No. 289/02 for the financial year 2001.

Income taxes for the period

The estimated tax charge as of 31 December 2004 for the Lottomatica Group amounts to €/000 29,863 (€/000 15,042 as of 31.12.2003) for current taxes, €/000 6,340 for deferred tax liabilities (deferred tax assets of €/000 22,430 as of 31.12.2003) and €/000 13,097 for advance taxes. Accordingly, the Consolidated Financial Statements as of 31.12.2004 show a tax charge of €/000 49,300 (€/000 7,388 as of 31.12.2003).

Consolidated net income as of 31.12.2004

Consolidated net income amounts to €/000 61,198 (€/000 9,681 as of 31.12.2003) of which €/000 479 (€/000 531 as of 31.12.2003) is attributable to minority interests.

As required by Article 38, paragraph 1, of Legislative Decree No. 127/91, we inform you that:

- **Personnel**
  The table below shows the average number of employees, analysed by category, of the companies consolidated on a line-by-line basis:

Average employees for the period		
Categories	2004 Period	2003 Period
Executives	50,0	51,9
Supervisors	91,1	82,7
Office staff	813,8	771,7
Manual workers	61,3	64,4
Total	1,016,2	970,7

As to Lis Finanziaria, consolidated on an equity basis, the average number of employees, analysed by category, is as follows:

Lis Finanziaria	
Executives	1,00
Supervisors	-
Office staff	-
Manual workers	6,00
Total	7,00

- **Remunerations paid to Directors and Statutory Auditors**
  These amount to €/000 1,698 and are broken down as follows:
  - Directors' remuneration €/000 1,225
  - Statutory Auditors' remuneration €/000 473

The table annexed shows the remuneration due to Directors and Statutory Auditors as of 31 December 2004 pursuant to Consob Resolution No. 11.971 of May 14 1999.

Annexes

Remuneration paid to Directors and Statuory (Auditors pursuant to Consob n° 11.971 of May 14 1999)							
First and last Name	Position	Term of office	Expiration of office	Fees for the office held in the company drawing up the financial statements	Non-cash benefits (Accomodation, mobile phone, car and meal vouchers)	Bonuses and other incentives	Other remunerations
Antonio Belloni	Board Member	24.09.2002	31.12.2004	13,335			Annual gross 7,500 (remuneration committee)
Antonio Belloni	Chairman	4.03.2003	31.12.2004	400,000			
Rosario Bifulco	Managing Director	20.12.2002	31.12.2004	362,000			
Rosario Bifulco	General Manager			259,000	21,161		
Rosario Bifulco	Managing Director	24.09.2002	31.12.2004	13,335			
Paolo Ainio	Board Member	24.09.2002	31.12.2004	13,335			Annual gross 10,000 (internal control committee), annual gross 7,500 (remuneration committee)
Sergio Baronci	Board Member	24.09.2002	31.12.2004	13,335			
Marco Boroli	Board Member	24.09.2002	31.12.2004	13,335			
Sabino Cassese	Board Member	24.06.2004	31.12.2004	6,978			
Pier Luigi Celli	Board Member	14.04.2003	31.12.2004	13,335			Annual gross 15,000 (remuneration committee)
Paolo Ceretti	Board Member	13.05.2004	31.12.2004	8,513			6,384 (internal control committee)
Marco Drago	Board Member	24.09.2002	31.12.2004	13,335			
Roberto Drago	Board Member	24.09.2002	31.12.2004	13,335			
Demetrio Mauro	Board Member	24.09.2002	12.05.2004	4,823			3,616 (internal control committee)
Michele Reinero	Board Member	24.09.2002	31.12.2004	13,335			
Marco Sala	Board Member and Joint General Manager	14.04.2003	31.12.2004		4,843		
Severino Salvemini	Board Member	14.04.2003	31.12.2004	13,335			Annual gross 20,000 (internal control committee)
Antonio Tazartes	Board Member	24.09.2002	31.12.2004	13,335			
Alberto Tripi	Board Member	24.09.2002	12.05.2004	4,896			
Giorgio Vincenzini	Board Member	14.04.2003	31.12.2004	13,335			
Francesco Martinelli	Chairman of the Board of Statutory Auditors		31.12.2004	78,208			
Angelo Gaviani	Regular Auditor	22.11.2001	31.12.2004	57,200			
Cesare Andrea Grifoni	Regular Auditor	22.11.2001	31.12.2004	60,632			
Giulio Gasloli	Substitute Auditor		31.12.2004				
Marco Sguazzini Viscontini	Substitute Auditor		31.12.2004				

Shareholdings of Directors, Statutory Auditors and General Managers

First and last name	Investee Company	Shares held at the end of the previous financial year	Shares Purchased	Shares sold	Shares held at the end of the current financial year
Sergio Baronci	Lottomatica	9,500	2,320		11,820
Severino Salvemini	Lottomatica		2,000		2,000
Michele Reinero	Lottomatica	3,500		3,500	–
Angelo Gaviani	Lottomatica		85		85

Stock options assigned to Directors and General Managers

		Options held at the beginning of the financial year			Options assigned during the financial year	Options exercised during the financial year			Options expired during the financial year	Options held at the end of the financial year		
First and last name	Position	No. of options	Average exercise price	Average maturity		No. of options	Average exercise price	Average market price	No. of options	No. of options	Average exercise price	Average maturity
Antonio Belloni	Chairman	661,000	14,63	Within 5 days as of the approval of the consolidated financial statements (2003/2005)		130,000	14,63	24,33	–	531,000	14,63	Within 5 days as of the approval of the consolidated financial statements (2003/2005)
Rosario Bifulco	Managing Director and General Manager	2,026,000	14,63	Sept. 2006		–	–	–	–	2,026,000	14,63	Sept. 2006
Marco Sala	Board Member and Joint General Manager	1,012,000	14,63	Sept. 2006		–	–	–	–	1,012,000	14,63	Sept. 2006

List of relevant investments as of 31.12.2004 as per art. 120 ld 24.02.1998 n° 58 (pursuant to consob resolution no. 11,971 of May 14 1999)

List of companies included in the consolidation perimeter as of 31.12.2004

Company name	Activities	HQ	Shareholders' equity			% ownership	Shareholder	Consolidation method
			Equity		Result			
			Capital	Reserves				
Lottomatica SpA	State licensee to manage Lotto and other games	Roma	88,939	154,685	47,119			
Lottomatica Italia Servizi Spa	Citizen services	Roma	2,582	5,741	7,151	92,5%	Lottomatica SpA	line-by-line
Lottomatica Sistemi SpA	CEZ	Roma	5,165	6,024	3,299	100%	Lottomatica SpA	line-by-line
PCC Giochi e Servizi SpA	Special paper products	Tito (PZ)	21,000	292	135	100%	Lottomatica Sistemi SpA	line-by-line
Cirmatica Gaming SA	Financial investments	Barcellona	54,156	72,943	4,072	100%	Lottomatica SpA	line-by-line
Consorzio Giochi Sportivi (*)	Betting pools management and operations	Roma	100			85%	Lottomatica SpA/ Totobit Spa	line-by-line
Consorzio Lotterie Nazionali	National lotteries	Roma	16,000	-45		63%	Lottomatica SpA	line-by-line
Totobit Informatica SpA	On-line services for citizens	Milano	3,043	2,981	320	100%	Lottomatica Italia Servizi SpA	line-by-line
TTS Srl	Software development and production	Milano	100	70	-42	100%	Totobit SpA	line-by-line
Videolot Gestione	Video lotteries management	Roma	120		-1,669	100%	Lottomatica SpA	line-by-line
Triplet	Entertainment equipment management	Roma	120		-46	100%	Lottomatica SpA	non-operating
Sed Multitel SpA (**)	Technological support for remote services	Milano	800	60	279	60%	Totobit SpA /Lottomatica SpA	line-by-line
Lis Finanziaria SpA	Financial services management	Milano	1,000	-168	-330	100%	Totobit SpA	equity

List of companies valued at cost excluded from the consolidation perimeter as of 31.12.2004

Company name	Activities	HQ	Capital	Reserves	Result	% ownership	Shareholder	Consolidation method
Lottomatica Argentina SA	non-operating	Buenos Aires				100%	Lottomatica SpA	In liquidation
Lottolatino do Brasil SA	non-operating	San Paolo				100%	Lottomatica SpA	In liquidation

(*): Indirectly owned 5%
(**): Indirectly owned 55,5%

Lottomatica Group - analysis of the balance sheet as of 31.12.2004 of the companies included in the consolidation perimeter

Values in €/000	Lottomatica	Lis	LS	PCC	CGS	CLN	Totobit	TTS	Sed Multitel	Triplet	CIRM	Videolot
Intangible assets	374,830	14,962	-	6,245	3	8,893	3,808	1,924	200	5	-	4
Tangible assets	88,687	4,549	33	11,981	-	1,436	3,441	109	1,196	-	-	1,311
Investments	150,438	39,545	20,823	43	-	-	2,109	4	-	-	-	62
Net current assets	**613,955**	**59,056**	**20,856**	**18,269**	**3**	**10,329**	**9,358**	**2,037**	**1,396**	**5**	**-**	**1,377**
Inventories	379	-	-	1,196	-	-	3,536	167		-	-	-
Receivables from customers	33,810	25,913	12,287	2,750	164	4,713	25,418	207	901	-	-	26
Receivables from others	66,423	11,021	10,798	25	9	95,613	2,993	226	51	-	5	63
Other assets	6,700	617		71	-	1,379	306	7	33	-	-	-
Payables	124,775	43,910	511	1,455	637	34,603	34,099	2,340	962	51	-	2,947
Provisions for risks and charges	24,256	405	36		-	5,088	456		46	-	-	62
Other current liabilities	27,529	88,873	1,991	702	148	108,225	1,767	140	180	-	7	-
Working capital	**-69,248**	**-95,637**	**20,547**	**1,885**	**-612**	**-46,211**	**-4,069**	**-1,873**	**-203**	**-51**	**-2**	**-2,920**
Staff severance fund	4,072	165	1,258	925	-	-	302	74	17	-	-	-
Net invested capital	**540,635**	**-36,746**	**40,145**	**19,229**	**-609**	**-35,882**	**4,987**	**90**	**1,176**	**-46**	**-2**	**-1,543**
Share capital	88,939	2,582	5,165	21,000	100	16,000	3,043	100	800	120	54,156	120
Reserves and results carried over	154,685	5,741	3,554	292	-	-45	2,981	70	60	-	72,943	-
Profit (loss) for the period	47,119	7,151	3,299	-135		-	320	-42	279	-46	4,072	-1,669
Group shareholders' equity	**290,743**	**15,474**	**12,018**	**21,427**	**100**	**15,955**	**6,344**	**128**	**1,139**	**74**	**131,171**	**-1,549**
Minority interests												
(-) Cash on hand (+) M/term financial debt	348,401	-	10,984	110		-		9				
(-) Cash on hand (+) S/term financial debt	86,700	-45,040	17,330	200	343	-7,552	-39	-	50	-	-131,064	231
(-) Cash on hand (+) Due to Cash/banks	-185,209	-7,180	-187	-2,508	-366	-44,285	-1,318	-47	-13	-120	-109	-225
Financial coverage	**249,892**	**-52,220**	**28,127**	**-2,198**	**-709**	**-51,837**	**-1,357**	**-38**	**37**	**-120**	**-131,173**	**-6**
Total coverage	**540,635**	**-36,746**	**40,145**	**19,229**	**-609**	**-35,882**	**4,987**	**90**	**1,176**	**-46**	**-2**	**-1,543**

Lottomatica Group analysis of the income statement as of 31.12.2004 of the companies included in the consolidation perimeter

Values in €/000	LTM	LIs	LS	PCC	CGS	CLN	Totobit	TTS	Sed Multitel	Triplet	CIRM	Videlot
Value of production												
Revenues from sales and services	504,043	350,796	19,266	11,560	-	15,808	345,556	537	-	-	-	26
Capitalisation of internal construction costs							406					
Change in inventories				-26								
Other revenues	38,341	764	671	1	372	24,145	3,197	909	2,254			
Total revenues	542,384	351,560	19,937	11,535	372	39,953	349,159	1,446	2,254	-	-	26
Operating expenses	245,073	331,530	2,032	5,227	68	31,026	344,833	484	1,202	43	107	97
Change in inventories	-44			134			-1,092	-7				
Value added	297,268	20,030	17,905	6,174	304	8,927	5,418	969	1,052	-43	-107	-71
Personnel costs	39,247	1,567	9,321	2,620			2,490	471	341	-	44	-
Operating charges	28,600	163	98	44	331	524	65	113	2	2	19	-
Gross operating margin (EBITDA)	229,420	18,300	8,486	3,510	-27	8,403	2,863	384	708	-45	-170	-71
Amortization of intangible assets	12,169	5,045	348	983	1	2,902	1,386	335	85	1	-	1
-) merger difference	48,972											
-) consolidated goodwill												
Depreciation of tangible assets	42,170	474	12	2,041		136	834	25	154			119
Write-downs												
-) Write-downs of fixed assets	609											
-) Write-downs of receivables	348					156	1,212	3				
Other provisions	2,194	476		6	-	5,088	456					-
Operating profit (EBIT)	122,957	12,305	8,126	481	-28	120	-1,025	22	468	-46	-170	-191
Financial income (charges)	-9,546	288	-884	-60	31	199	96	-79			4,241	-
Revaluations	1,722									-		-
Extraordinary income (charges)	25,408	-435	685	-6	-1		881	1				-1,417
Profit before taxes	86,281	12,159	6,557	428	-2	319	-48	-56	468	-46	4,072	-1,608
Income taxes for the period	-39,162	-5,008	-3,258	-294	2	-319	369	14	-189		-	-62
Net income	47,119	7,151	3,299	134			320	-42	279	-46	4,072	-1,670
of minority interests		-536					24	3	68			
for the Group	47,119	6,615	3,299	134		-	296	-39	211	-46	4,072	-1,670

Reconciliation of consolidated shareholders' equity accrued at 31.12.2003 to consolidated shareholders' equity accrued at 31.12.2004

€/000	Share capital	Reserves and results carried over	Net profit	Net
Consolidated Lottomatica Group as of 31.12.2003	**88,809**	**303,036**	**9,150**	**400,995**
Results carried over		9,150	-9,150	0
Distribution of dividends		-177,619		-177,619
Contributions				0
Parent Company's results			47,119	47,119
Subsidiary companies' results			12,871	12,871
Changes in consolidation perimeter		2,067	7,831	9,899
Goodwill amortization			-3,349	-3,349
Inter group adjustments			-5,748	-5,748
IAS adjustment			112	112
Inter group sales			2,100	2,100
Consolidation in the shareholders' equity			-218	-218
Consolidated Lottomatica Group as of 31.12.2004	**88,809**	**136,635**	**60,719**	**286,163**

Reconciliation of Lottomatica S.p.A. shareholders' equity as of 31.12.2004 to consolidated shareholders' equity accrued at 31.12.2004

€/000	Share capital	Reserves and results carried over	Net profit	Net
Lottomatica S.p.a. as of 31.12.2004	**88,809**	**154,814**	**47,119**	**290,742**
Subsidiary companies' results			11,637	11,637
Changes in consolidation perimeter		2,067	12,242	14,309
Consolidation differences/reserves		-6,777	-4,809	-11,585
IAS adjustment		289	112	401
Inter group adjustments			-7,464	-7,464
Inter group sales		-13,742	2,100	-11,643
Consolidation in the Shareholders' Equity		-16	-218	-234
Lottomatica Group as of 31.12.2004	**88,809**	**136,635**	**60,719**	**286,163**

Advance taxes analysis

Values in €/000	Lottomatica SpA	Lottomatica Italia Servizi SpA	Lottomatica Sistemi SpA	Pcc Giochi e Servizi SpA	Consorzio Lotterie Nazionali	Totobit SpA	TTS SpA	SED Multitel SpA	Total
Opening balance	45,175	831	12,145						58,151
Tax losses	-8,213								-8,213
Returns	-9,760	-29	-1,976						-11,765
Advertising and promotion	58	1	1						60
Goodwill amortization	51	731			7				789
Performance bonus	1,680	54	69						1,803
Provisions	3,238	17			1,773				5,028
Directors' remunerations	160								160
Write - down	227								227
Other	5	1	57	1		526	175	52	817
Total	**32,621**	**1,606**	**10,296**	**1**	**1,780**	**526**	**175**	**52**	**47,057**

REPORT OF THE BOARD OF STATUTORY AUDITORS
TO THE SHAREHOLDERS' MEETING -
CONSOLIDATED FINANCIAL STATEMENTS FOR 2004 FINANCIAL YEAR

Dear Shareholders,

we have examined the consolidated financial statements for the financial year ended on December 31, 2004, drawn up by the Board of Directors of your Company, in accordance with Legislative Decree No. 127/91.

The values entered in the financial statements are consistent with the accounting records of the parent company and with the information sent by the administrative bodies of the companies falling in the scope of consolidation.

Here are the results of our auditing activities:

- the Consolidated Financial Statements are made up of the Balance Sheet, the Income Statement and the Notes to the Financial Statements, drawn up in compliance with the provisions of Article 38 of Legislative Decree No. 127/91, containing all the information required by said law.
- The Consolidated Financial Statements are made up of the statutory financial statements of the companies in which the Parent Company, either directly or indirectly, holds the majority shareholding, whose list is set out in the Notes to the Consolidated Financial Statements.
- Consolidation has been made on the basis of the financial statements approved by the respective Boards of Directors and subject to control by the relevant supervisory bodies.
- The scope of consolidation has been clearly defined in the Notes to the Financial Statements of Lottomatica S.p.A.

- The methods adopted, as detailed in the Notes to the Financial Statements, have been effected in accordance with the current regulations and on the basis of the relevant governing principles.
- We agree with the evaluation criteria of the balance sheet items.

It is acknowledged that the Italian and foreign direct subsidiaries, under consolidation, audit their own statutory financial statements.

To conclude, in consideration of the foregoing points, we certificate that the consolidated financial statements for 2004 financial year have been drawn up in compliance with the current provisions of law, and that the values entered in the financial statements are consistent with the results of the parent company and with the information sent by the consolidated companies.

THE BOARD OF STATUTORY AUDITORS

(Francesco Martinelli)

(Angelo Gaviani)

(Cesare Andrea Grifoni)

ERNST & YOUNG

Reconta Ernst & Young S.p.A.

INDEPENDENT AUDITORS' REPORT
pursuant to article 156 of Legislative Decree of February 24, 1998, n. 58
(Translation from the original Italian text)

To the Shareholders
of Lottomatica S.p.A.

1. We have audited the consolidated financial statements of Lottomatica S.p.A. as of and for the year ended December 31, 2004. These financial statements are the responsibility of Lottomatica S.p.A.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

2. Our audit was made in accordance with auditing standards and procedures recommended by CONSOB (the Italian Stock Exchange Regulatory Agency). In accordance with such standards and procedures, we planned and performed our audit to obtain the information necessary to determine whether the consolidated financial statements are materially misstated and if such financial statements, taken as a whole, may be relied upon. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, as well as assessing the appropriateness and correct application of the accounting principles and the reasonableness of the estimates made by management. We believe that our audit provides a reasonable basis for our opinion.

   For our opinion on the financial statements of the prior year, which are presented for comparative purposes as required by the law, reference should be made to our report dated March 29, 2004.

3. In our opinion, the consolidated financial statements of Lottomatica S.p.A. comply with the Italian regulations governing consolidated financial statements; accordingly, they present clearly and give a true and fair view of the consolidated financial position of Lottomatica S.p.A. as of December 31, 2004, and the consolidated results of its operations for the year then ended.

Rome, March 23, 2005

Reconta Ernst & Young S.p.A.
signed by: Massimo Antonelli, partner


Corriere
Corriere

Part III : Lottomatica S.p.A Financial Statements as of December 31,2004
Explanatory Notes

Lottomatica S.p.A. Balance Sheet - Assets

Values in Euro	Report as of 31.12.2004	Report as of 31.12.2003
A) DUE FROM SHAREHOLDERS FOR UNPAID CAPITAL	-	1,304,875
TOTAL A)	-	**1,304,875**
B) FIXED ASSETS		
I INTANGIBLE ASSETS		
1) Start-up and expansion costs	4,385,664	6,052,115
2) Research and development		
3) Industrial patent and intellectual property rights	5,693,501	4,159,998
4) Concessions, licences, trademarks and similar rights	1,206,479	521,274
5) Goodwill	356,626,642	404,841,606
6) Fixed assets under development and advances		
7) Other intangible assets	6,917,999	4,382,789
Total	**374,830,285**	**419,957,782**
II TANGIBLE ASSETS		
1) Land and buildings		
2) Plant and equipment	27,646,086	10,285,024
3) Industrial and business equipment		-
4) Other assets	510,614	557,514
5) Immobilizzazioni in corso e acconti	616,265	2,950,600
Total	**28,772,965**	**13,793,138**
FREELY TRANSFERABLE ASSETS		
2) Plant and equipment	52,193,360	81,462,291
3) Industrial and business equipment		
4) Other assets	89,461	210,663
5) Fixed assets under construction and advances	7,631,684	25,356,354
Total	**59,914,505**	**107,029,308**
III INVESTMENTS		
1) Equity investments in:		
a) Subsidiary companies	150,018,391	216,177,576
b) Associated companies		
d) Other companies	103,956	103,956
2) Receivables		
-) Guarantee deposits	315,193	296,299
3) Other securities		
Total	**150,437,540**	**216,577,831**
TOTAL B)	**613,955,295**	**757,358,059**
C) CURRENT ASSETS		
I INVENTORIES		
1) Raw materials, secondary materials and consumables	378,764	422,537
Totale	**378,764**	**422,537**
II RECEIVABLES		
1) Due from customers within 12 months	5,552,138	9,562,850
-) trade payables	5,552,138	9,562,850
-) financial payables		
Due from customers beyond 12 months		
-) trade payables		
-) financial payables		
2) Due from subsidiary companies within 12 months	64,118,269	65,551,832
-) trade payables	28,257,460	11,028,865
-) financial payables	35,860,809	54,522,967
Due from subsidiary companies beyond 12 months	11,598,527	19,539,260
-) trade payables		
-) financial payables	11,598,527	19,539,260
3) Due from associated companies within 12 months		
4) Due from parent companies within 12 months		
4 bis) Tax assets	22,083,868	10,939,767
4 ter) Advance taxes	32,621,036	45,170,769
5) Due from others within 12 months	14,862,101	10,831,717
Total	**150,835,939**	**161,596,195**
III CURRENT FINANCIAL ASSETS		
Other securities	64,129,150	
Other equity investments		
Total	**64,129,150**	
IV CASH AND EQUIVALENT		
1) Bank and postal deposits	185,188,992	177,651,552
2) Cheques		
3) Cash on hand and valuables	20,009	14,499
Total	**185,209,001**	**177,666,051**
TOTAL C)	**400,552,854**	**339,684,783**
D) ACCRUED INCOME AND PREPAID EXPENSES		
-) Prepaid expenses	5,778,953	6,519,716
-) Discount on bond issue within 12 months	194,400	194,400
-) Discount on bond issue beyond 12 months	577,874	772,274
-) Accrued income	148,726	
TOTAL D)	**6,699,953**	**7,486,390**
TOTAL ASSETS	**1,021,208,102**	**1,105,834,107**
Receipts and Payments (Presidential Decree No. 560 of 16.09.1996)		
Ministry for Receipts and Payments due within the next period	19,100,281	78,864,053
CASH AND EQUIVALENT		
Bank and postal deposits	460,758,540	108,647,169
Total	**479,858,821**	**187,511,222**
GRAND TOTAL	**1,501,066,923**	**1,293,345,329**

Lottomatica S.p.A. Balance Sheet - Liabilities

Values in Euro			Report as of 31.12.2004	Report as of 31.12.2003
A)	**SHAREHOLDERS' EQUITY**			
	I	Share capital	88,939,280	88,809,280
	II	Share premium reserve	116,079,507	243,616,104
	III	Revaluation reserve pursuant to Law No. 350/2003	20,843,770	20,843,770
	IV	Legal reserve	17,761,856	17,710,781
	VII	Other reserves		
		-) Other reserves	-	15,382,440
	VIII	Profit (loss) carried over	-	3,449,904
	IX	Profit (loss) for the period	47,119,000	29,528,794
	TOTAL A)		**290,743,413**	**419,341,073**
B)	**PROVISIONS FOR RISKS AND CHARGES**			
	1)	Pension and similar costs	1,510,379	1,500,000
	2)	Provision for taxes (including deferred taxes)	7,545,767	957,295
	3)	Other provisions	15,200,127	2,524,053
	TOTAL B)		**24,256,273**	**4,981,348**
C)	**STAFF SEVERANCE FUND**		**4,071,690**	**3,358,858**
D)	**PAYABLES**			
	1)	Bonds due within 12 months	473,425	473,425
		Bonds due beyond 12 months	360,000,000	360,000,000
	7)	Due to suppliers within 12 months	91,480,965	87,261,239
		Due to suppliers beyond 12 months		
	8)	Debt instruments due within 12 months		
		Debt instruments due beyond 12 months		
	9)	Due to subsidiary companies within 12 months	203,933,650	188,143,448
		-) trade payables	14,572,166	9,048,549
		-) financial payables	189,361,484	179,094,899
	11)	Due to parent companies within 12 months	14,294,146	474,844
		Due to parent companies beyond 12 months		
	12)	Taxes payable within 12 months	9,925,073	8,582,223
		Taxes payable beyond 12 months	-	2,444,640
	13)	Due to social security institutions within 12 months	1,653,390	1,599,604
		Due to social security institutions beyond 12 months		
	14)	Other payables due within 12 months	12,964,872	24,569,694
		Other payables due beyond 12 months		
	15)	Due to affiliated companies	4,427,893	1,298,032
	TOTAL D)		**699,153,414**	**674,847,149**
E)	**ACCRUED EXPENSES AND DEFERRED INCOME**		**2,983,312**	**3,305,679**
	TOTAL LIABILITIES		**1,021,208,102**	**1,105,834,107**
	Receipts and Payments (Presidential Decree No. 560 of 16.09.1996)			
	PAYABLES to Ministry for profits due to the Tax Office		459,405,641	141,352,930
	PAYABLES to Ministry for pension fund		12,264,120	16,130,311
	PAYABLES to Ministry for accrued interest		855,261	442,289
	PAYABLES to Lottomatica		730,057	3,177,357
	PAYABLES for winnings to be paid		6,591,448	26,457,433
	PAYABLES for a great number of winnings		10,102	835,046
	PAYABLES to telephone operators		2,192	434
	Total		**479,858,821**	**187,511,222**
GRAND TOTAL			**1,501,066,923**	**1,293,345,329**
MEMORANDUM ACCOUNTS				
Guarantees			78,710,194	72,015,293
Ohers			115,572,495	86,255,198
Total			**194,282,690**	**158,270,491**

Lottomatica SpA Income Statement

Values in Euro			Report as of 31.12.2004	Report as of 31.12.2003
A)	**VALUE OF PRODUCTION**			
	1)	Revenues from sales or services	504,042,890	430,112,292
	2)	Change in inventories		
	4)	Capitalisation of internal construction costs		295,000
	5)	Other earnings and proceds	38,340,944	10,194,677
		-) Revenues from subsidiary companies	33,215,254	8,915,980
		-) Others	5,125,690	1,278,697
	Total		**542,383,834**	**440,601,969**
B)	**PRODUCTION COSTS**			
	6)	Raw materials, secondary materials, consumables and goods	30,025,819	32,083,170
	7)	Services	204,910,091	195,211,948
	8)	Leases and rentals	10,136,612	8,706,438
	Total		**245,072,522**	**236,001,556**
	9)	Personnel		
		a) Wages and salaries	28,075,761	25,818,538
		b) Social security contributions	9,331,286	8,774,402
		c) TStaff severance fund	1,604,977	1,470,955
		d) Pension and similar costs		
		e) Other costs	235,090	237,305
	Total		**39,247,114**	**36,301,200**
	10)	Amortization, depreciation and write-downs		
		a) Amortization of intangible assets	61,140,927	68,071,102
		b) Amortization of tangible assets	42,170,267	41,859,198
		c) Other write-downs of fixed assets	608,546	
		d) Write-down of current receivables and cash and equivalent	348,478	
	Total		**104,268,218**	**109,930,300**
	11)	Change in inventories	43,772	134,644
	12)	Provisions for risks	455,000	
	13)	Other provisions	1,739,269	890,045
	14)	Other operating expenses	28,600,469	2,654,879
	Total		**419,426,364**	**385,912,624**
C)	**DIFFERENCE BETWEEN PRODUCTION VALUE AND COSTS**		**122,957,470**	**54,689,345**
	FINANCIAL INCOME AND CHARGES			
	15)	Income from equity investments:		
		-) in group companies	7,464,498	41,754,276
	16)	Other financial income		
		-) in group (subsidiary) companies	1,238,726	1,254,235
		-) other income	3,723,508	1,251,477
	17)	Interest payable and other financial charges		
		-) in group companies	-4,258,366	-497,992
		-) other charges	-17,573,652	-18,816,298
	17 - Bis)	Foreign exchange gains and losses	-140,798	47,370
	Total		**-9,546,084**	**24,993,068**
D)	**REVALUATIONS**			
	18)	Revaluations:		
		a) of equity investments		2,137,217
	19)	Write-downs:		
		a) of equity investments	-1,722,008	-20,833,013
	Total		**-1,722,008**	**-18,695,796**
E)	**EXTRAORDINARY INCOME AND CHARGES**			
	20)	Extraordinary income		
		-) from sale of tangible assets	38,626	19,978,858
		-) from sale of equity investments	811,879	
		-) other	1,637,399	3,008,405
	21)	Extraordinary charges		
		-) from sale of tangible assets	-2,654	-11,968
		-) from sale of equity investments	-333,217	-31,085,546
		-) others	-27,560,138	-23,287,755
	Total		**-25,408,105**	**-31,398,006**
	NET PROFIT BEFORE TAXES		**86,281,273**	**29,588,611**
	22)	**INCOME TAXES FOR THE PERIOD:**	-39,162,273	-59,817
		-) Current taxes	-20,024,068	-7,535,674
		-) Advance taxes		-12,549,733
		-) Deferred taxes	-6,588,472	7,475,857
TOTAL RESULT FOR THE PERIOD			**47,119,000**	**29,528,794**

Preamble

Pursuant to Article 2497-bis of the Italian Civil Code, dealing with accounting information on the activities of company direction and co-ordination, a statement has been drawn up setting out a summary of the essential data from the last financial statements of the Company carrying out the activities of direction and control.

This company also draws up the consolidated financial statements.

The direction and co-ordination activities carried out by De Agostini S.p.A. can be summarised as follows:

- ensuring consistency in the decision-making process implementing the business strategy followed by the Group as a whole;
- the application of powers and duties of control in the context of the principles/rules on which the relationship between parent and subsidiary companies is based (Article 2359 of the Italian Civil Code).

The bodies of the Parent Company are also responsible for the following:

- the designation of members of the Board of Directors of Lottomatica;
- the validation of stock option plans;
- resolutions dealing with investments exceeding € 50 million;
- the definition of the Group's macro-organisation and the remuneration policy guidelines.

De Agostini SpA - Financial Statements as of 31.12.2003	
BALANCE SHEET	
ASSETS:	
A) Due from shareholders for unpaid capital	0
B) Fixed assets	280,951
C) Current Assets	290,725
D) Accrued income and prepaid expenses	47
Total Assets	**571,723**
LIABILITIES:	
A) Shareholders' Equity:	
- Share Capital	42,000
- Reserves	70,308
- Operating profit (loss)	33,802
B) Provisions for risks and charges	2,066
C) Staff Severance Fund	1,081
D) Payables	421,925
E) Accrued expenses and deferred income	541
Total Liabilities	**571,723**
GUARANTEES, COMMITMENTS AND OTHER RISKS	**2,672,297**
INCOME STATEMENT	
A) Value of production	4,208
B) Production costs	-19,817
C) Financial income and charges	50,219
D) Revaluations	-977
E) Extraordinary income and charges	83
Income taxes for the period	86
Operating profit (loss)	**33,802**

Pursuant to Article 2423-ter, paragraph 3, of the Italian Civil Code, liability item "15. Due to affiliated companies" has been included in the balance sheet in order to better reflect commercial relations with the De Agostini Group companies as of 31.12.2004, given their significance. A specific category of tangible assets was entered in the assets, named "freely transferable assets", in order to show the company's standing according to the nature of the business performed.
Notwithstanding Article 2426 of the Italian Civil Code, assets were revalued pursuant to Law No. 350/2003.
Consequential to the information to be provided in the Balance Sheet and the Income Statement, the figures recorded in the accounts as deferred and advance taxes have been shown by the addition of two specific items to the components indicated separately under Receivables C): 4-bis) taxes payable and 4-ter) advance taxes. A item was added to the Income Statement for the same reason as the above, namely 17-bis) Foreign exchange gains and losses. The data as of 31 December 2003 were also reclassified in order to provide a correct basis of comparison.

The Group consolidated financial statements have been drawn up in compliance with Article 25 of Legislative Decree No. 127 of 9 April 1991.
The 2004 financial year ended with a net income of €/000 47,119.

Subsequent Events and Relations with related parties and type of business are described in the Management Report, to which reference is made.

General aspects

Over 2004 Lottomatica:

- has continued to provide the Collection service for the Lotto wagers and the payment of the winnings pursuant to Presidential Decree No. 560 of 16 September 1996;
- has continued with the collection of the Tris betting by virtue of the agreement signed with SaraBet S.r.l. in 2000. It is in the context of this business activity that it bought the pari-mutuel system of Twin in May 2004 for a consideration of €/000 2,521. As of 30 April 2004, the acquire business showed net assets of €/000 1,231; consequently, Lottomatica took over at the acquisition date goodwill of €/000 1,290. The business value was calculated on the basis of a valuation carried out by an independent advisor;
- has continued to provide services for horse racing and sporting agencies and for racecourses;
- has continued with the collection from Totocalcio games by virtue of the license granted to Consorzio Lottomatica Giochi Sportivi, 85% owned by Lottomatica;
- has started up the distribution and sales of the traditional and instant lotteries from April 2004 by virtue of the license granted to Consorzio Lotterie Nazionali, 63% owned by Lottomatica;
- has been involved in the incorporation of Triplet S.p.A.. The two companies in a Temporary Business Combine participated in a tender to select operators to whom to license the activation and operation of the network to manage legal games via remote connection, using amusement and entertainment equipment. The selection procedure concluded on 28 June 2004 and AAMS gave formal notice of the results, published in the Official Gazette of 30 June 2004, according to which the Temporary Business Combine was awarded the concession. In the context of the operation of the video lottery business, Lottomatica acted as the representative of the Temporary Business Combine, accepting liability for all costs incurred in the start-up of the initiative and receiving all income up to 31 December 2004.

The company Videolot Gestione was subsequently established on 16 November 2004 as a joint stock company with a single shareholder to organise, manage, purchase, dispose of, distribute and operate amusement and entertainment equipment;

- in the context of the rationalisation of the corporate structure, the liquidation of the subsidiary company Twin S.p.A. in liquidation was completed on 31 December 2004;
- the sale of GBC S.A. was completed during September 2004, the Company thus finally exiting from the Bingo business;
- for the purposes of improving the allocation of the group's financial resources, Lottomatica Italia Servizi and Lottomatica Sistemi bank accounts were cash pooled on Lottomatica S.p.A. main account on 22 November 2004. Under the cash pooling system all cash movements of minor companies, whether in the form of withdrawals or deposits, are automatically offset by opposite and equal flows, coming from the controlling entity (Lottomatica S.p.A.) and received by the controlled entities (LIS and LS). As a consequence, the current accounts of the two companies retain a constant zero balance.

Lottomatica has also supplied the necessary technical, administrative and financial assistance to its Italian investee companies, charging services provided on the basis of the costs incurred.

Structure and content

The Financial Statements as of 31 December 2004 were drawn up in compliance with the Italian Civil Code, and their results are described in this note; the structure and the content of the balance sheet and income statement comply with Article 2423-ter, 2424, 2424-bis, 2425 and 2425-bis of the Italian Civil Code.

The financial statements are accompanied by tables to analyse the balance sheet, the income statement, the cash-flow statement and the summary of the relationships with the Group Companies attached to the Explanatory Notes, which complete the information on the economic and financial position of the company.

For the purposes of greater transparency, the operating results of the Lotto wagers collection service effected on behalf of the Tax Authorities, have been shown in the asset and liability items of the financial statements as of 31 December 2004 pursuant to Presidential Decree No. 560 of 16 September 1996.

All amounts are stated in thousands of Euros, except as otherwise indicated.

The financial statements as of 31 December 2004 are subject to auditing by Reconta Ernst & Young S.p.A., the results of which are attached hereto.

Accounting principles

As laid down by Article 2423-bis of the Italian Civil Code, valuations were performed following the principle of prudence, considering the company as a going concern and taking into account the economic function of the assets and liabilities considered. Income and charges were entered on an accrual basis, regardless of the date when they are received or paid. Only the profits made on the date of closing the financial year have been indicated.

Valuation criteria

The most significant valuation criteria adopted to draw up the financial statements as of 31 December 2004 comply with Article 2426 of the Italian Civil Code and correspond to those applied in the previous financial year.

The exceptional requirements to apply the exceptions under Article 2423, paragraph 4, of the Italian Civil Code were not met during the financial year in question.

Intangible assets

Intangible assets are recorded at purchase or production cost and amortised directly on a straight-line basis taking into account their useful lives. The purchase costs also includes any additional costs.

Specifically:

- "Start-up and expansion costs": include the expenses incurred to increase the share capital, to train and instruct personnel, incurred to expand the network and are amortised over five years.
- "Industrial patents and intellectual property rights": include the costs incurred for the acquisition and development, under a right of ownership or under license for use for an indefinite time, of application software products, net of the amortization in line with the expected useful life (three or four years depending on the product) and amortised on a straight-line basis starting from the financial year economic use commenced.
- "Concessions, licenses, trademarks and similar rights": include the costs incurred for the acquisition of licenses for use for an indefinite time; these are amortised over three or four years depending on the expected useful life and amortised on a straight-line basis starting from the financial year economic use commenced.
- "Goodwill": has been entered under assets within the limits of the cost incurred and amortised pursuant to Article 2426, paragraph 6, of the Italian Civil Code. Goodwill in consideration of the acquisition of the Games division of EIS S.p.A. in 2003 and the goodwill relating to the acquisition of the abovementioned branch of business of Twin S.p.A. in 2004 have been amortised over 5 years. Goodwill resulting from the merger by incorporation of Lottomatica in Tyche is amortised over the residual life of the Lotto Game concession (9 years and three months) believed to be representative of the time period during which it will provide an economic benefit to the company;
- "Other assets": include the costs incurred to adjust the leased assets to the Company's technical and operational requirements; amortization rates are proportional to the residual life of the leases or, if shorter, to that of the expected use. Furthermore, they include costs incurred to issue the Bond capitalised in 2003, to be amortized over five years equal to the loan term. Finally, they include costs to improve the processing capacities of Lottomatica network.

The table below shows the amortization rates used for each asset category.

Values in €/000 - Ordinary and Freely		
	Intangible assets	Amortization criteria
1)	Start-up and expansion costs	5 years
2)	Research costs	3 years
3)	Patents	3 years
4)	Concessions, licenses	3 years
5)	Goodwill	
	-) Branches of business	5 years
	-) Merger difference	10, 25 years
7)	Others	
	-) Leasehold improvements	contract term
	-) Other Intangible Assets	2 years - 5 years

Tangible assets

Tangible assets are recorded at purchase cost, including additional charges (in accordance with the criteria laid down in Article 2426, paragraph 1, of the Italian Civil Code), and adjusted by the depreciation accumulated over the years.

The costs of ordinary maintenance required to keep them working efficiently, to ensure their expected useful life, their capacity and original productivity, and those required to repair breakdowns or breakages, have been entered in the income statement in the financial year in which they were carried out.

The depreciation entered in the income statement is calculated systematically and constantly on the basis of the rates believed to be representative of the estimated useful life for each single asset category. Following a review of the original estimate, the depreciation figures for assets acquired in the course of the financial year have been calculated on a pro rata temporis basis with reference to the date on which entering into working order.

The table shows the depreciation rates used for each category.

Values in €/000 - Ordinary and Freely Transferable Assets	Depreciation criteria
2) Plant and equipment	20% - 15%
4) Other assets	12%

Within the scope of Law No. 350/2003, last year Lottomatica S.p.A. carried out a revaluation of the assets limited to the plant and equipment category posted in 1999 and 2000, by using the method of the reduction in the depreciation fund accumulated as of 31.12.2003. Lottomatica attributed a useful life of at least two years to the assets subject to revaluation included in the abovementioned categories.

Fixed assets under construction and advances include purchase costs and advances to suppliers for the acquisition of tangible assets unused as yet; they also include Company-owned assets held by third parties on consignment and unused as yet. The depreciation of these costs will be carried out at the time of their effective use.

Equity investments

Equity investments are entered under investments when referring to long-term investments and under current financial assets if they were bought for future disposal.

Equity investments in subsidiary, associated companies and in other companies are recorded at purchase or subscription cost, including additional charges and with reference to companies which are not listed on the stock exchange. Their value has been reduced in the event of any permanent losses of value. The book value of the equity investments entered under investments takes into account any lower value estimated according to reasonable expectations and the ability to generate returns in future financial years. For the purpose of the period-end valuation and for appropriate comparison with their book value, shareholders' equity values have been converted to the currency of accounts at the period-end exchange rate. Where there is a permanent loss of value greater than the equity investment's book value, the deficit for the period has been entered in the Provisions for Risks and Charges. Medium and long-term receivables have been entered at their face value, with a possible reduction to their estimated realisable value.

Inventories
Inventories are recorded at the lower of purchase or production cost, including additional charges, and their estimated realisable value determined with reference to market trends. Cost is determined on a "weighted-average cost" basis.

Receivables
These are stated at the estimated realisable value and classified as "Investments" or "Current assets", depending on their nature. These amounts comprise both the invoices already issued and the consideration for services, not yet invoiced, that had been provided and completed by 31 December.

Foreign currency receivables, originally recorded using the transaction-date exchange rates, are adjusted to reflect application of the period-end exchange rates and the resulting differences are recognised in the income statement as financial items.

Current financial assets
These are represented by short-term government bonds whose cost is the related purchase cost including additional charges increased by the accrued interest for the period.
These assets are assessed at the lesser between the cost and realisable value, calculated based on the market.

Cash and equivalent
These consist of bank and postal deposits, cash on hand and valuables and is valued at the presumable realisable value, which normally coincides with the face value.

Provisions for risks and charges
These reflect the best estimate on the basis of the information available, known or likely losses or liabilities, the timing and extent of which cannot be determined at the end of the period. They reflect the best estimate on the basis of the outstanding commitments and the information available. These provisions cover:
- "Pension and similar costs": representing the indemnities payable to a number of Directors on termination of their appointment pursuant to Article 2120 of the Italian Civil Code;
- "Provision for taxes (including deferred taxes)": representing probable tax liabilities, the exact timing and extent of which cannot be determined; this item also include deferred tax liabilities resulting from the temporary differences between the statutory result and the taxable income, whenever these cannot be offset, due to their nature and terms, with advance taxes.
- "Other provisions": representing other provisions;
  - "provisions for losses on equity investments";
  - "provisions for losses on restructuring charges" to cover the cost of internal reorganisations and similar procedures;
  - "other charges" to cover legal disputes, for example, based on an estimate of the charges to be incurred.

Staff severance fund
The staff severance fund is determined in accordance with current legislation (specifically Law No. 297 of 29 May 1982, which requires an annual revaluation comprising a fixed element

and a variable element based on the rate of inflation) and the applicable collective agreement. Every year the fund is adjusted based on accruals at year-end in favour of the personnel employed at that date and is calculated net of advances paid also with regard to additional pension funds.
The advances also include the substitute tax (11%) on the income resulting from revaluations of the staff severance indemnity paid by the withholding agent pursuant to Article 11, paragraphs 3 and 4, of Legislative Decree No. 47/2000.

Payables
Payables are recorded at face value. Foreign currency payables, originally recorded using the transaction-date exchange rates, are adjusted to reflect application of the year-end exchange rates and the resulting differences are recognised in the income statement as financial items.

Accruals and deferrals
These are recorded on an accruals basis to match costs and revenues to which they relate, in accordance with Article 2424-bis, paragraph 5, of the Italian Civil Code. Specifically, the item "D) Accrued Income and Prepaid Expenses" in the Balance Sheet assets separately indicates the discount on loans. The latter is amortised every year for the duration of the loan to which it refers.
The operating grants received by Consorzio Lottomatica Giochi Sportivi to activate the gaming machines for Totocalcio game are entered under "deferred income", and entered in the income statement on the basis of the useful life of the assets for which the grants were obtained.

Costs and revenues
These are recorded according to the principle of prudence and in accordance with the matching principle, with the recognition of the related accruals and deferrals.
Revenues from Lotto wagers are represented by the remuneration determined by the resulting concessionary rates applied to the brackets of gross proceeds of the gaming performed.

Exchange differences
In compliance with Article 2426-8-bis) of the Italian Civil Code, foreign currency receivables and payables that fall due within one year are adjusted directly to reflect application of the period-end rates of exchange, unless the related exchange risk is covered by a specific hedge. Profits or losses deriving from this adjustment are entered separately in the Income statement under item "17bis) foreign exchange gains and losses"; included among financial income components. Any net income must be allocated to a proper reserve not distributable before realization.

Dividends
Dividends from subsidiary companies have been entered in the income statement on an accrual basis, that is, acquired in the financial year in which the profits from which they originated are realized.

Income taxes
Income taxes for the period income have been calculated on the basis of the best estimate of the taxable income carried out in compliance with the relevant provisions in force.

In accordance with the principle of prudence, assets from deferred taxes are only recognised if there is reasonable certainty that the taxable income for the years in which the related timing

differences are expected to reverse will be sufficient to recover the value of such timing differences.
Assets for advance taxes and liabilities for deferred taxes are set off against each other, if allowed by law, and reported on a net basis in the financial statements. They are classified respectively under "4-ter) advance taxes" among current assets and under "2) Provision for taxes (including deferred taxes)" among provisions for risks and charges. The matching entries are reported as advance or deferred taxes within the income taxes for the period.
The fiscal benefit of tax losses carried forward is recognised if it is reasonably certain that such losses, even if incurred in prior years, will be offset against future taxable income.

Over the year under consideration the greater part of the Provision for deferred taxes was influenced by the tax effect of the application of the financing rules introduced by Legislative Decree No. 344 of 12 December 2003 concerning advance tax amortization.

Deferred taxes are determined using the tax rates expected to be in force when the related timing differences reverse. Appropriate adjustments are made for tax rate changes, on condition that the related legislation has come into force by the time the financial statements are prepared.
Starting from 2004, the Company, as a consolidated entity, will participate in the national fiscal consolidation for De Agostini Group companies.

No dispute is pending with Tax Authorities with reference to those financial years which are still open from a tax point of view.
With regard to the elimination from the financial statements of any previous fiscal interferences (elimination of paragraph 2 of Article 2426 and amendment to Article 2427, no. 14, of the Italian Civil Code), according to the principle that does not allow any fiscal item relating to previous financial years to be maintained, it is specified that no adjustment was necessary in this respect upon closure of the previous financial year, since no value was present which had been accounted for only in compliance with tax regulations.

Memorandum accounts
These have been entered in the financial statements in compliance with Accounting Standard 22 of the Italian board of registered certified accountants (Dottori Commercialisti e Ragionieri). "Guarantees given" (entered at their full amount) include the value of guarantees or other securities issued by the Company or by insurance companies for direct or indirect contractual obligations of the Company.

Notes to the balance sheet

Assets

B) Fixed assets

These total €/000 613,956 (€/000 757,358 as of 31.12.2003). The figure is made up of historical costs, excluding the relevant amortization and depreciation rates.

Fixed assets

Values €/000	Report as of 31.12.2003	Changes over the period						Report as of 31.12.2004
		Reclassifications	Increases	Decreases	Write-downs	Capital gain (loss)	Amortization and depreciation	
Intangible Assets	419,958	-	16,981	-638	-330		-61,141	374,830
Tangible Assets	13,793	15,570	6,933	-1,455	-243		-5,825	28,773
Freely Transferable Assets	107,029	-15,570	4,897	-62	-35		-36,345	59,915
Investments	216,578	-	314	-66,781	-152	479		150,438
Total	**757,358**	-	**29,126**	**-68,935**	**-761**	**479**	**-103,311**	**613,956**

B I) Intangible assets

These amount to €/000 374,830 (€/000 419,958 as of 31.12.2003):

Intangible assets - Historical cost

Values in €/000	Report as of 31.12.2003	Changes over the period				Report as of 31.12.2004
		Reclassifications	Increases	Write-downs	(Decreases)	
1) Start-up and expansion costs	31,797	-	1,032	-	-	32,829
2) Research costs	118	-	-	-	-	118
3) Patents						
-) Software Products	1,845	-	549	-	-	2,394
-) CONI Software Products	83	-	27	-	-	109
-) CONI Software Development	659	-	-	-	-	659
-) Software Development	25,995	-	5,701	-	-	31,696
4) Concessions, licenses	5,064	-	2,368	-	-638	6,793
5) Goodwill						
-) Sogei Goodwill	36,978	-	-	-	-	36,978
-) Tris Goodwill		-	1,290	-	-	1,290
-) COS Goodwill	7,310	-	-	-	-	7,310
-) EIS Goodwill	1,377	-	-	-	-	1,377
-) TYCHE Goodwill	501,959	-	-	-	-	501,959
6) Fixed assets under development and advances		-	-	-	-	-
7) Others						
-) Leasehold Improvements	6,074	-	1,997	-330	-	7,741
-) System costs	34,019	-	-	-	-	34,019
-) Other Intangible Assets	3,397	-	4,019	-	-	7,415
Total	**656,675**	-	**16,981**	**-330**	**-638**	**672,688**

Intangible Assets - Amortization Fund

Values in €/000	Report as of 31.12.2003	Other changes	Reclassifications	Amortization	Decreases	Report as of 31.12.2004
1) Start-up and expansion costs	25,745	-	-	2,699		28,443
2) Research costs	118	-	-	0		118
3) Patents						
-) Software Products	1,366	-	-	447		1,813
-) CONI Software Products	28	-	-	36		64
-) CONI Software Development	220	-	-	220		439
-) Software Development	22,808	-	-	4,040		26,848
4) Concessions, licenses	4,542	-	-	1,045		5,587
5) Goodwill						
-) Sogei Goodwill	36,978	-	-	-		36,978
-) Tris Goodwill	-	-	-	258		258
-) COS Goodwill	7,310	-	-	-		7,310
-) EIS Goodwill	551	-	-	275		826
-) TYCHE Goodwill	97,943	-	-	48,972		146,915
7) Others						
-) Leasehold improvements	4,854	-	-	403		5,257
-) System costs	34,019	-	-	-		34,019
-) Other Intangible Assets	234	-	-	2,748		2,982
Total	236,717	-	-	61,141	-	297,858

"Start-up and expansion costs", equal to €/000 4,386 (€/000 6,052 as of 31.12.2003) comprise the expenses incurred for capital increases amortised over five years and the costs associated with network expansion. These latter are made up of the one-off payments made for the start-up of the new bet collection points and the costs incurred for training those operators which have been authorised by AAMS to manage the Lotto Game. The increases of the year amount to €/000 1,032, of which €/000 350 concerns the capitalization of contributions to AAMS relating to the video lotteries, whereas the remainder refers to improvements in the existing operating capacity.

"Industrial patent and intellectual property rights" amount to €/000 5,694 (€/000 4,160 as of 31.12.2003) and mainly comprise software products and software development acquired by third parties. The increases of the year comprise software developments acquired by third parties, and their most significant amounts relate to implementations on the software required to operate the Lotto Game.

"Concessions, licences, trademarks and similar rights" amount to €/000 1,206 (€/000 521 as of 31.12.2003) and refer to licences for use. The increase of the financial year (€/000 2,368) mainly relate to licenses for entertainment games.

"Goodwill" totals €/000 356,627 (€/000 404,842 as of 31.12.2003), €/000 355,044 of which includes the net value of the merger difference on the absorption of Lottomatica by Tyche. The amortization is effected over the residual life of the Lotto Game concession (expires in March 2012).

The remaining "Goodwill" items include the goodwill relating to the acquisition of the "Games"

division of EIS S.p.A. (€/000 551) occurring in 2002 and of the branch of business of the subsidiary company Twin S.p.A. in liquidation relating to the management of the Tris pari-mutuel system (€/000 1,032) occurring in 2004. The related amortization has been effected over a period of five years.

"Other intangible assets" refer to "leasehold improvements" for costs incurred on leased assets. They have been amortised on the basis of the contract term. The item also includes the amount of €/000 1,315 for additional charges relating to the issue of the denture loan net of the related amortisation effected on a straight-line basis over its duration (expiring in December 2008). The item also includes the amounts accounted for in relation to the improvements made in the course of the financial year to the building that will host the new company headquarters starting from 2005 (€/000 1,645).
The item also includes the amounts paid to AAMS (€/000 850) for the re-launch of the sports gaming. Amortization has been applied on the basis of the duration of the concession for the Totocalcio game.
The most important increases over the financial year include €/000 4,000 for the development of the "intelligent network" connected to the Lotto Game and €/000 1,645 for the investments for the restructuring of Lottomatica's new offices.

The write-down for the financial year relating to the item "leasehold improvements" (€/000 330) relates to change of Lottomatica's registered office, which should take place within the first half of 2005.

B II) Tangible assets

These total €/000 88,688 (€/000 120,822 as of 31.12.2003).
The Company has taken advantage of the regulations provided by Law No. 350 of 24 December 2003 regarding the voluntary revaluation of business assets.
Accordingly, plant and equipment purchased in 1999 and 2000 have been revalued via a reduction in the related accumulated depreciation funds by €/000 25,733. The additional value allocated to these assets reflects their "productive capacity" and their "actual economic utility" to Lottomatica.

The composition and variations are analysed as follows:
Tangible assets: €/000 28,773 (€/000 13,793 as of 31.12.2003). The tables below set out the composition of this item as of 31.12.2004 with a separate indication of the historical cost and the accumulated depreciation.
Acquisitions for the financial year amounted to €/000 6,933 and the main component was that of investments made for the supply of access points (PDA) intended for the collection of the video-lotteries.

The reclassifications (for a net amount of €/000 19,438) include:
- reclassifications in the tangible assets (€/000 2,334), concerning assets purchased in previous financial years and entered into service in 2004;
- reclassifications of assets from "freely transferable assets" to tangible assets (€/000 19,438) due to the different use intended for the assets. These assets are reclassified together with the relevant depreciation accumulated in the previous financial years (€/000 3,868).

Tangible Assets - Historical cost

€/000	Report as of 31.12.2003	Changes over the period				Report as of 31.12.2004
		Reclassifications	Increases	Write-downs	Decreases	
1) Land and buildings						
2) Plant and equipment	15,513	21,772	6,627		-1,487	42,425
-) Printers and P.C.	3,486		5,628		-1,376	7,738
-) Printers, P.C., CONI Server	11,432	20,200	180		-	31,811
-) Bar code readers		1,572	6			1,578
-) Motor vehicles	8	-	61		-61	8
-) Plant and equipment	588	-	753		-50	1,290
3) Industrial and business equipment						
4) Other assets	1,006	-	307	-243	-2	1,066
-) furniture and fittings	889	-	307	-243	-2	950
-) low value capital goods	117		-			117
5) Fixed assets under construction and advances	2,951	-2,334				616
Total	19,469	19,438	6,933	-243	-1,489	44,108

Tangible Assets - Depreciation fund

€/000	Report as of 31.12.2003	Changes over the period			Report as of 31.12.2004
		Reclassifications	Depreciation	(sales)	
1) Land and buildings					
2) Plant and equipment	5,228	3,868	5,717	-34	14,779
-) Printers and P.C.	788		806	-2	1,591
-) Printers, P.C., CONI Server	4,198	3,868	4,597		12,663
-) Bar code readers			158		158
-) Motor vehicles	1	-	2	-	3
-) Plant and equipment	241	-	155	-32	364
3) Industrial and business equipment					
4) Other assets	448	-	108	-	556
-) furniture and fittings	331	-	108		439
-) low value capital goods	117	-	-	-	117
Total	5,676	3,868	5,825	-34	15,335

Sales for the financial year had a net value of €/000 1,455, and almost totally refer to (€/000 1,378) terminals purchased in the financial year and sold to Consorzio Lotterie Nazionali. The write-down for the financial year relating to the item "furniture and fittings" (€/000 243) relates to change of Lottomatica's registered office, which should take place within the first half of 2005.

Freely transferable assets: €/000 59.915 (€/000 107.029 al 31.12.2003).
These relate to fixed assets used to carry out the Lotto Game activity, to be transferred, upon demand, to the Ministry of Finance at the end of the concession.
These mainly relate to Company-owned assets on gratuitous loan for use to third parties.

The tables below set out the composition of this item as of 31.12.2004 with a separate indication of the historical cost and the accumulated depreciation.

Freely Transferable Tangible Assets - Historical cost

€/000	Report as of 31.12.2003	Changes over the period				Report as of 31.12.2004
		Reclassifications	Increases	Decreases	Write-downs	
1) Land and buildings						
2) Plant and equipment						
3) Industrial and business equipment	406,298	1	3,172	-1,468		408,003
4) Other assets	2,832			-71	-35	2,725
5) Fixed assets under construction and advances	25,356	-19,439	1,725	-10		7,632
Total	**434,486**	**-19,438**	**4,897**	**-1,550**	**-35**	**418,360**

Freely Transferable Tangible Assets - Depreciation fund

€/000	Report as of 31.12.2003	Changes over the period			Report as of 31.12.2004
		Reclassifications	Increases	Decreases	
1) Land and buildings					
2) Plant and equipment					
3) Industrial and business equipment	324,835	-3,868	36,259	-1,417	355,810
4) Other assets	2,621		86	-71	2,636
Total	**327,457**	**-3,868**	**36,345**	**-1,488**	**358,446**

The reclassifications (for a net amount of €/000 19,438) include reclassifications in the freely transferable assets (€/000 19,439, concerning assets purchased in previous financial years and entered into service in 2004) and reclassifications of assets from "freely transferable assets" to tangible assets (€/000 19,438). The latter reclassifications are due to the different use intended for the assets and the assets are reclassified together with the relevant depreciation accumulated in the previous financial years (€/000 3,868). In particular, the

reclassification highlighted in the item "plant and machinery" (€/000 2) represents the net effect over the financial year of the reclassifications made within the same asset category and the reclassifications made by "freely transferable assets" to tangible assets. The two types of reclassifications are not correlated.
The increases over the year refer to the acquisition of terminals and printers to be destined to the network of bet collection points.
The divestitures over the financial year, having a net book value of €/000 66, refer to the restructuring of secondary offices.

Fixed assets under construction (€/000 7,632) relate solely to terminals and printers that have not yet been installed at bet collection points. Since these assets have not yet entered into service, they have been classified as "Fixed assets under construction" held by third parties on consignment.

There are no liens or charges over tangible assets and no assets are due to be sold as of 31.12.2004.

B III) Investments

Investments amount to €/000 150,438 (€/000 216,578 as of 31.12.2003). As provided for by Article 2427 of the Italian Civil Code, the table below show the variations in long-term investments occurring in the financial year.

Investments

€/000	Report as of 31.12.2003		Changes over the period				Report as of 31.12.2004	
	Value	% Ownership	Increases	Decreases	Capital gain (loss)	Write-downs	Book value	% Ownership
1) Investments:								
a) Subsidiary companies	216,178		240	-66,726	479	-152	150,018	
-) Lottomatica Italia servizi SpA	7,138	92.5%	-			-	7,138	92.5%
-) Lottomatica Sistemi SpA	8,719	100.0%	-	-		-	8,719	100.0%
-) Twin SpA	1,914	100.0%	-	-2,726	812	-	-	
-) Cirmatica	121,752	100.0%	-	-		-	121,752	100.0%
-) Gbc	64,333	50.0%	-	-64,000	-333	-	-	
-) Consorzio Giochi Sportivi	85	85.0%	-	-		-	85	85.0%
-) Consorzio Lotterie Nazionali	10,080	63.0%	-	-		-	10,080	63.0%
-) Lottomatica Argentina	4	100.0%	-	-		-4	-	100.0%
-) Lottolatino Venezuela	146	100.0%	-	-		-146	-	100.0%
-) Lottolatino do Brasil	3	100.0%	-	-		-3	-	100.0%
-) Videolot Gestione			120	-		-	120	100.0%
-) Triplet			120	-		-	120	100.0%
-) Sed Multitel SpA	2,004	20.0%	-	-		-	2,004	20.0%
d) Other companies	104		-	-		-	104	
-) Imprenditori Associati	104	3.6%	-	-		-	104	3.6%
2) Receivables:			-	-		-		
d) from others								
-) Guarantees	296		74	-55		-	315	
Total	216,578		314	-66,781	479	-152	150,438	

Investments in subsidiary companies

With reference to the variations occurring during the financial year, it is stated that:

- in December the liquidation process of Twin was concluded, resulting in a capital gain of €/000 812;
- the liquidation process of the company Lottolatino Venezuela was concluded;
- on 13 May the Company's Board of Directors resolved the voluntary liquidation of Lotto do Brasil and Lottomatica Argentina;
- on 28 July 2004 a deed for the transfer of 50% of GBC s.a. was formalised with Cirsa. The transfer price was set at € 64 million. The transfer was completed in September and resulted in a capital loss of €/000 333;
- the companies Triplet S.p.A. (25 May 2004) and Videolot Gestione S.p.A. (16 November 2004) were established to manage the entertainment games;
- on 24 February 2005, the Board of Directors of Lottomatica Sistemi S.p.A. resolved to pay a dividend equal to €/000 3,800;
- on 22 February 2005, the Cirmatica's Board of Directors resolved to pay a dividend equal to €/000 3,664.

Investments in other companies

The entry value recorded for the equity investment held in Imprenditori Associati is entirely covered by a provision for write-down of equity investments in connection with the liquidation of the investee company.

The table below reports the list of the equity investments with the details required under Article 2427 of the Italian Civil Code.

List of investments

€/000	Office	Shareholders' Equity			% Ownership	Book value (a)	Shareholders' Equity adjusted pursuant to Article 2426, paragraph 4, of the Italian Civil Code (b)	(a) - (b)
		Share capital	Reserves	Result for the period				
Subsidiary Companies								
-) Lottomatica Italia Servizi SpA	Roma	2,582	5,741	7,151	92.5%	7,138	14,251	-7,112
-) Lottomatica Sistemi SpA	Roma	5,165	3,554	3,299	100.0%	8,719	8,537	182
-) Consorzio Giochi Sportivi	Roma	100		-	85.0%	85	85	-
-) Consorzio Lotterie Nazionali	Roma	16,000	-45	-	63.0%	10,080	10,052	28
-) Triplet SpA	Roma	120	-	-46	100.0%	120	120	-
-) Videolot Gestione SpA	Roma	120	-	-1,669	100.0%	120	120	-
-) Cirmatica	Barcellona	54,156	72,943	4,072	100.0%	121,752	127,507	-5,755
-) Sed Multitel SpA	Milano	800	60	279	20.0%	2,004	228	1,776

The higher book value of the investee company Sed Multitel S.p.A., as compared to the shareholders' equity as of 31 December 2004, adjusted pursuant to Article 2426, paragraph 4, is supported by economic valuations that confirm the higher current market value in consideration of the context in which it operates, its value generating potential and its prospective income capacity.

So far as the newly established companies are concerned, it should be noted that the losses over the period have been allocated to a specific provision for write-down of equity investments among provisions for risks and charges.

Due from others

These amount to €/000 315 (€/000 296 as of 31.12.2003) and mainly relate to guarantee deposits for tenders, leases and utilities executed by Lottomatica, as well as tax credit for tax advanced over staff severance indemnity (pursuant to Law No. 140/1997).

C) Current assets

These amount to €/000 400,553 (€/000 339,685 as of 31.12.2003) and are made up as follows:

C I) Inventories

Raw materials, secondary materials and consumables

These amount to €/000 379 (€/000 423 as of 31.12.2003) and relate exclusively to inventories as of 31.12.2004 for activities connected to the sporting bets.

C II) Receivables

These amount to €/000 150,836 (€/000 161,596 as of 31.12.2003) and include:

Due from customers

These total €/000 5,552 (€/000 9,563 as of 31.12.2003). This amount has been entered net of a provision for bad debts of €/000 7,222. The most significant values relate to:

- €/000 943 (€/000 3,178 as of 31.12.2003) for amounts due from the Tax Authorities in relation to the commission payable from the last competitions of the year. This latter amount was collected in full in January 2005.
- €/000 4,609 (€/000 6,341 as of 31.12.2003) are almost entirely made up of the receivables from the acquisition of the "Games" division of EIS S.p.A.. As mentioned above, the amount is accounted for net of a provision for bad debts of €/000 7,222 (€/000 2,500 as of 31.12.3003) entered to cover bad debts and calculated with prudent appreciation.

The composition of the accounting values refers to:

- €/000 2,154, €/000 2,152 of which refer to Sarabet S.r.l. for the fees due for the management of the Tris pari-mutuel system;
- €/000 582 of receivables due from operators in the context of activities connected with the video lotteries. The amount relates to fees due and not yet paid and have been calculated on the basis of the signed contracts;
- €/000 1,513 (net of provision for bad debts) essentially refer to the receivables deriving from the service activities for horse racing and sporting bets adjusted over the financial year to take into account possible bad debts.

Due from subsidiary companies

These amount to €/000 75,717 (€/000 85,091 as of 31.12.2003). Specifically;

Due from subsidiary companies

€/000	Receivables						
	Trade receivables		Financial receivables				
			Loan		Dividends	Others	
	Within 12 months	Beyond 12 months	Within 12 months	Beyond 12 months		Within 12 months	Beyond 12 months
Lottomatica Sistemi SpA	305		5,114	10,985	3,800	12,217	
Lottomatica Italia Servizi SpA	3,691					1	
Cirmatica					3,664		
Consorzio Giochi Sportivi	556					614	614
Consorzio Lotterie Nazionali	23,618		10,165				
Triplet	34						
Videolot Gestione	37					231	
Totobit Informatica						54	
Lis Finanziaria	17						
Total	**28,258**		**15,279**	**10,985**	**7,464**	**13,117**	**614**
Totale Crediti Natura Finanziaria							**47,459**

Trade receivables amount to €/000 28,258 (€/000 11,029 as of 31.12.2003) and refer to the re-charging of advertising costs and to administrative services (occupation of premises, seconded staff, etc.) for activities provided in the context of the ordinary business activity and of the contracts entered into with subsidiary companies under market conditions.
The increase in this item is attributable to the entry of receivables due from Consorzio Lotterie Nazionali not in operation as of 31.12.2003.

Financial receivables amount to €/000 47,459 (€/000 74,062 as of 31.12.2003). The most significant items refer to:

- Lottomatica Sistemi S.p.A. €/000 32,116 (€/000 30,931 as of 31.12.2003) of which €/000 16,098 refer to the loan granted in 2000 under market conditions for the acquisition of the CEZ (the part of the loan payable beyond 12 months is equal to €/000 10,985), €/000 12,217 refer to the receivable deriving from inter-company cash pooling while the remaining amount of €/000 3,800 relates to the dividend that the subsidiary company will pay out over 2005 as resolved by the Board of Directors at the meeting held on 24 February 2005.
- Consorzio Lotterie Nazionali €/000 10,165 for the remainder of the loan granted in July 2004 under market conditions for the start-up of the Concession, including interest for the period (€/000 264).
- Cirmatica €/000 3,664 (€/000 41,754 as of 31.12.2003) refers to the dividend for the 2004 financial year that the Company will pay out over 2005 as resolved by the Board of Directors at the meeting held on 22 February 2005. During the previous financial year, the subsidiary company had approved a dividend of €/000 41,754.

Tax receivables

These total €/000 22,084 (€/000 10,940 as of 31.12.2003): €/000 13,629 refer to receivables due from the Tax Office for IRES[1] and IRAP[2], while €/000 7,615 refer to V.A.T. credit.

Advance taxes

These total €/000 32,621 (€/000 45,171 as of 31.12.2003). The item exclusively includes assets for advance taxes. Net balance refers to:

- €/000 15,216 to the amortization of the net difference on the merger by incorporation of Lottomatica in Tyche;
- €/000 3,455 to the write down of the investment in Lottomatica Sistemi Sp.A.;
- €/000 4,132 refers to Sogei goodwill amortization;
- €/000 1,571 to the write down of Toto 2000 receivable.

The decrease of €/000 12,550 with respect to 31 December 2003 is determined by the combined effect of entering advance taxes of €/000 5,423 for 2004 and the use of advance taxes of €/000 17,973 entered in previous years. For more details, reference is made to the relevant annex.

Due from others

These amount to €/000 14,862 (€/000 10,832 as of 31.12.2003) and are made up as follows:

- €/000 9,834 (zero balance as of 31.12.2003) relating to the amounts to be paid by the operators to the extent paid in advance by Lottomatica by way of Unified State Tax (PREU) in the context of the concession obligations related to the collection for video lotteries;
- €/000 651 (€/000 4,995 as of 31.12.2003) relating to the amounts to be paid by the bet collection points for the collections from Tris betting and games relating to sporting events. The figure has been entered net of a provision for bad debts of €/000 3,089 (€/000 1,520 as of 31.12.2003). The higher amount of the provision for bad debts relates to the entry of the amounts deriving from the acquisition of the Twin branch of business. The provision for bad debts as a whole is suitable to face possible losses on receivables, also in relation to the complex contractual relationships with the bet collection points;
- €/000 4,377 mostly relate to the net financial receivable due from Bingo Plus (€/000 3,144).

No receivables have been entered which are collectable beyond 5 years.

C III) Current financial assets

The amount entered in the financial statements, equal to €/000 64,129, including the purchase cost and the interest accruing over the period, refers to investments in government securities expiring in 2005. Specifically:

Issuer	Purchase Date	Expiry Date	Costo	Accruals for 2004	Total
Treasury	8-10-2004	15-03-2005	4,955,5	24,4	4,979,0
Treasury	8-10-2004	15-04-2005	9,892,4	49,2	9,939,7
Treasury	8-10-2004	16-05-2005	9,873,2	49,7	9,921,0
Treasury	15-11-2004	15-09-2005	9,821,5	27,9	9,847,5
Treasury	15-11-2004	14-10-2005	9,803,8	28,0	9,829,9
Treasury	22-11-2004	15-11-2005	19,566,1	48,8	19,612,0
			63,912,4	228,1	64,129,2

1 [Imposta sul Reddito delle Società = Corporate Income Tax].

2 [Imposta Regionale sulle Attività Produttive = Local Tax on Production Activities].

C IV) Cash and equivalents

This item, equal to €/000 185,209 (€/000 177,666 as of 31.12.2003), relates to bank deposits (€/000 185,189) and cash (€/000 20).

D) Accrued income and prepaid expenses

The item amounts to €/000 6,700 (€/000 7,486 as of 31.12.2003) and is made up as follows:

- prepaid expenses of €/000 5,779;
- accrued income of €/000 149;
- discount on bond issue of €/000 772, €/000 578 of which refer to costs beyond twelve months. For more details, reference is made to the Management Report.

In particular, the table below provides sets out a break-down of the costs beyond 12 months which make up the balance of the prepaid expenses.

"Accrued income and prepaid expenses" as of 31.12.2004 include the value of the betting slips and receipt vouchers to be used in the next financial year. Specifically, starting from the 2001 financial year, Lottomatica has made use of a computerised system allowing it to check the number of receipts held on deposit in the warehouses of Arianna 2001, the company concerned with the distribution of paper-based materials for Lotto Game all over Italy. The amounts relating to CONI refer to the prepaid annual concession fee, concerning the 2004/2005 football season, which the company pays in advance to AAMS on the basis of CONI active bet collection points.

As of 31.12.2004 there were no accruals, deferrals and discounts with a residual duration beyond 5 years entered in the financial statements.

Prepaid expenses

€/000	Report as of 31.12.2003	Report as of 31.12.2004		
		Within 12 months	Beyond 12 months	Total
Guarantees	268	154		154
Betting forms/receipt vouchers	3,938	3,892		3,892
Others	515	299		299
Coni	1,795	1,434		1,434
Insurances	3			
Total	**6,519**	**5,779**	**-**	**5,779**

Notes to the balance sheet assets regarding receipts and payments (presidential decree no. 560 of 16.09.1996)

The administration of receipts and payments by the Parent Company, under the powers granted by the above mentioned Presidential Decree No. 560/96, is discussed below.

The total asset balances, €/000 479,859, comprise the following:

Receivables

These amount to €/000 19,100 due from the operators of bet collection points in relation to sums collected by them, net of winnings and their commissions.

Cash and equivalent

These amount to €/000 460,759 as of 31 December 2004 and reflect the administered receipts held on bank and postal accounts:

- €/000 385,679 on a specific current account held with Banca Intesa S.p.A.;
- €/000 75,080 on a specific postal account.

Liabilities

A) Shareholders' equity

This amounts to €/000 290,744 (€/000 419,341 as of 31.12.2003). The table below sets out a break-down for 2003 and 2004 financial years:

Changes in financial years

€/000	Share capital	Legal reserve	Reserves				Operating results	Total
			Pursuant to Law No. 350/2003	Share premium	Share exchange	Profit (loss) carried over		
At the beginning of the previous financial year	**88,554**	**-**	**-**	**550,490**	**15,382**	**-**	**3,450**	**657,876**
Allocation of operating results						3,450	-3,450	
- Distribution of dividends (€ 3,3 per share)				-292,228				-292,228
- Other allocations		17,711		-17,711				-
Other changes	255		20,844	3,065				24,164
Results from the previous financial year							29,529	29,529
At the end of the previous financial year	**88,809**	**17,711**	**20,844**	**243,616**	**15,382**	**3,450**	**29,529**	**419,341**
Allocation of operating results								
- Distribution of dividends (€ 2,0 per share)		51		-129,308	-15,382	-3,450	-29,529	-177,618
- Other allocations								-
Other changes	130			1,772				1,902
Results from the current financial year							47,119	47,119
At the end of the current financial year	**88,939**	**17,762**	**20,844**	**116,080**	**-**	**-**	**47,119**	**290,744**

Share capital

Share capital amounts to €/000 88,939 (€/000 88,809 as of 31.12.2003).
This amount was constituted following the exercise of 130,000 options in 2004, concerning the stock option plan, for stock options assigned on the basis of the regulations resolved by the Board of Directors in its meeting held on 11 June 2003.
As of 31 December 2004, Lottomatica share capital, fully subscribed and paid up, is represented by 88,939,280 ordinary shares, with a par value of € 1 Euro each.
Share capital is distributed as follows:

Share Capital

Shareholder	% Ownership	No. of shares held	Par value €
Fineurogames SpA	55.116%	49,019,774	49,019,774
Nuova Tirrena SpA	2.988%	2,657,506	2,657,506
Toro Assicurazioni SpA	6.973%	6,201,736	6,201,736
Fidelity Investments Ltd	7.652%	6,805,634	6,805,634
Market	27.271%	24,254,631	24,254,631
	100.000%	88,939,280	88,939,280

Share premium reserve

This amounts to €/000 116,080 (€/000 243,616 as of 31.12.2003) and is broken down as follows:

Reserve as of 31.12.2003:	€/000	243,616
Distribution of dividends:	€/000	-129,308
Stock options:	€/000	1,772
Balance as of 31.12.2004:	€/000	116,080

Revaluation reserve pursuant to Law No. 350/2003

This amounts to €/000 20,844 and reflects the effect of the revaluation recorded in accordance with Law No. 350/2003. The reported balance comprises the reduction in amortization and depreciation funds by €/000 25,733, net of the related substitute tax of €/000 4,889.

Share exchange reserve

This reserve was zeroed at the year-end due to the full allocation of dividends for distribution paid out in April 2004 (€/000 15,382 as of 31.12.2003).

Legal reserve

This amounts to €/000 17,762 (€/000 17,711 as of 31.12.2003), growing by €/000 51 compared to 31.12.2003 following the increase decided on approval of the financial statements as of 31.12.2003.

Profits carried over

The Company has not carried over profits since these have been fully allocated to the distribution of the dividend paid out in April 2004 (€/000 3,450 as of 31.12.2003).

Operating results as of 31 December 2004

The Financial Statements shows a net income of €/000 47,119 (€/000 29,529 as of 31.12.2003), equal to € 0.53 per share (€ 0.33 as of 31.12.2003).

The table below shows the Shareholders' Equity items with indication of their origin, possibility of use and distribution, and their use in previous financial years, pursuant to art. 2427 of the Italian Civil Code:

Shareholders' Equity

Type/Description (values in €/000)	Amount	Available share	Uses in the previous three financial years		
			Losses coverage	Dividends	Other reasons
Share capital	88,939				
Capital reserve					
Own shares reserve					
Share exchange reserve				15,382	
Share premium reserve	116,080	116,080		421,536	17,711
Reserve from bonds conversion					
Reserve from payments on account of a future capital increase					
Reserves					
Legal reserve	17,762				
Own shares reserve					
Reserve from net exchange gains					
Reserve pursuant to Law No. 350/2003	20,844	20,010			
Reserve from exceptions pursuant to ex-paragraph 4 of Article 2423					
Profits carried over					
Results for the period	47,119	47,093		32,928	51
Total		183,183		469,846	17,762
Non-distributable share		16,436			
Residual distributable share		166,748			

The non-distributable share of the reserve pursuant to Law No. 350/2003 (€/000 834) refers to the substitute tax to be paid for it to be distributable.

B) Provisions for risks and charges

These amount to €/000 24,256 (€/000 4,981 as of 31.12.2003) and are made up as follows:

Provisions for risks and charges

Values €/000	Report as of 31.12.2003	Change over the period		Report as of 31.12.2004
		Use	Provisions	
Pension	1,500	-	10	1,510
Provisions for taxes, including deferred taxes	957	-688	7,277	7,546
Other provisions	2,524	-2,328	15,004	15,200
TOTAL	4,981	-3,016	22,291	24,256

Pension and similar costs €/000 1,510 (€/000 1,500 as of 31.12.2003) refers to the provisions made by the "Remuneration Committee", and approved by Lottomatica's Board of Directors to cover the indemnities payable to certain Board members should their appointments be terminated.

Provision for taxes, including deferred taxe taxes €/000 7,546 (€/000 957 as of 31.12.2003). This item mostly comprises (€/000 7,153) deferred taxes at a rate of 37.25% of the share for the financial year of the advanced tax depreciation calculated on part of the tangible assets entered into service in 2002, 2003 and 2004. The remainder (€/000 393) refers to €/000 123 for advance taxes at a rate of 33% on dividends to be collected by Lottomatica Sistemi S.p.A. and Cirmatica Gaming S.A. in 2005 and to €/000 269 for the fund allocated in 2002 to account for previous social security positions. For more details reference is made to the relevant annex.

Other provision €/000 15,200 (€/000 2,524 as of 31.12.2003). Specifically:

- **Provisions for business risks**
  These amount to €/00012,029 (€/000 1,289 as of 31.12.2003) shows a net variation of €/000 10,740 due to the allocations made during the financial year to cover costs related to pending judiciary proceedings and contractual disputes that may be charged to the Company;
- **Other provisions**
  These amount to €/000 3,171 (€/000 1,235 as of 31.12.2003), show a net variation of €/000 1,936 and are broken down as follows:
  Uses (€/000 1,077): €/000 603 relate to the closure of the prize-winning competitions for which this amount had been allocated in the previous financial year and €/000 146 to the conclusion of the liquidation concerning the subsidiary company Lottolatino Venezuela.
  Provisions (€/000 3,013): the most important items were €/000 1,716 representing losses recorded in the financial statements as of 31.12.2004 for the subsidiary companies Triplet (€/000 46) and Videolot Gestione (€/000 1,669) and €/000 1,180 representing charges that may be charged to Lottomatica by AAMS in the context of the video-lotteries concession.

C) Staff severance indemnity

This provision, net of advances, is equal to €/000 4,027 as of 31.12.2004 (€/000 3,359 as of 31.12.2003) and has been calculated in accordance with current laws, collective labour agreements and supplementing corporate agreements. These liabilities are subject to revaluation with the application of indices set by current law.
The reserve has been adjusted to cover requirements accruing at the end of the financial year for the benefit of employees employed at that date.

Values in €/000	
Financial statements as of 31.12.2003	3,359
+) Charges for the year	1,605
+) Other charges	83
-) Uses during the year	-975
Financial statements as of 31.12.2004	4,072

D) Payables

These amount to €/000 699,153 (€/000 674,847 as of 31.12.2003) and are made up as follows:

Bonds Issued issued €/000 360,473 (€/000 360,473 as of 31.12.2003): this item relates to the debenture loan, including accrued interest to be paid in 2005, which was underwritten in London on 18 December 2003 and executed on 22 December 2003, through the issue of securities (all placed) and the simultaneous receipt of the proceeds. 56% of the placement was in Italy, 19% in England with the remaining amount in other European countries.

The issue was reserved exclusively for institutional investors excluding fund raising on a public basis.

The bond yields 4.8% with reimbursement in a single payment on expiry in December 2008. The implicit rate for the entire transaction is 4.97%.

The discount on bond issue was €/000 972 and is recorded as a prepaid expense, net of the element accruing at 31.12.2004.

Due to suppliers €/000 91,481 (€/000 87,261 as of 31.12.2003). This item comprises unpaid supplier invoices recorded as of 31 December 2004 (€/000 56,783), as well as payables from costs incurred in the period, whose documentation has been acquired in the months following 31 December 2004 (€/000 34,698). The payables are connected to the purchase of goods and services for the activities of the financial year and investment programs under way.

The most significant amounts refer to payables due to suppliers (€/000 13,159) in relation to advertising services, to Telecom (€/000 13,728) for fixed and network telephone, to Istituto Poligrafico dello Stato[3] (€/000 6,020) for the supply of receipt vouchers, to Mediafactoring (€/000 9,848), to BNL Multiservizi for the monthly charges connected to the network to sort data from the gaming terminals to the CEZ (€/000 5,076), to the Olivetti-Tecnost/Mael Group (€/000 3,250) and Arianna 2001 (€/000 4,296) for the supply of the gaming terminals, printers and services rendered and to third-party suppliers for technical consultancy services (€/000 3,984)

Due to Parent companies €/000 14,294 (€/000 475 as of 31.12.2003).

These mainly refer to payables due to De Agostini S.p.A. for current taxes for the period (€/000 13,702). As already mentioned, the company joined the National Fiscal Consolidation for the De Agostini Group companies following the resolution passed by the Board of Directors on 9 September 2004. The relations to be established between De Agostini S.p.A. and the Companies joining the abovementioned Consolidation, including Lottomatica, will be governed by the Regulations for Participation in the National Fiscal Consolidation for the De Agostini Group Companies approved by De Agostini's Board of Directors on 20 October 2004, in order to achieve and confer the advantages deriving from the application of the national fiscal consolidation referred to in Articles 117 to 129 of Presidential Decree No. 917 of 22 December 1986, as amended by the abovementioned Legislative Decree No. 344/2003, and to Ministerial Decree of 9 June 2004.

Due to Subsidiary companies €/000 203,934 (€/000 188,143 as of 31.12.2003) for activities provided in the context of ordinary business activities and contracts entered into with subsidiary companies under market conditions.

[3] [Government Printing Office].

Specifically:

Charges in financial years 2003/2004

Values in €/000	Payables						
	Trade payables		Financial payables				
	Within 12 months	Beyond 12 months	Loan: Within 12 months	Loan: Beyond 12 months	Cash Pooling	Others: Grants	Others: Others
Lottomatica Sistemi SpA	12,252						2
PCC Giochi e Servizi SpA	1,622						
Cirmatica			131,064				
Lottomatica Italia Servizi SpA	231				45,041		
Consorzio Giochi Sportivi	72					372	
Consorzio Lotterie Nazionali						12,884	
Videolot Gestione	26						
Totobit Informatica	370						
Total	**14,573**		**131,064**	**-**	**45,041**	**13,256**	**2**
Totale Debiti Natura Finanziaria							**189,363**

Trade payables mainly include the payable to the parent company Lottomatica in consideration of the provision of operation and management services relating to the CEZ of Naples and call-centre activities (€/000 12,252) and the payable to PCC Giochi e Servizi (€/000 1,622) for the purchase of betting forms and receipt vouchers.

Financial payables include €/000 131,064 for the loan entered into with Cirmatica following the funds made available with the sale of Scientific Games in 2003 and €/000 45,041 representing the inter-company pooling.

It should be noted that the item includes the payable due to Consorzio Lotterie Nazionali and Consorzio Giochi Sportivi for the operating grants to be paid.

Taxes payables €/000 9,925 (€/000 11,027 as of 31.12.2003). This item mainly includes the IRPEF[4] withholding taxes withheld from the remuneration of employees and consultants for December 2004 and IRAP payables to the Tax Office.

Due to social security institutions €/000 1,653 (€/000 1,600 as of 31.12.2003). This item relates almost exclusively to payables to social security institutions for withholdings charged to the Companies with regard to wages and salaries paid in December 2004.

Other payables €/000 12,965 (€/000 24,570 as of 31.12.2003). This item mainly includes €/000 7,967 for payables to employees (€/000 5,050 as of 31.12.2003) for fees accruing at 31 December 2004 (production bonuses, holidays, year-end bonus), the payable representing the amounts to be paid to AAMS for economies pursuant to Article 9 of Ministerial Decree of 15 November 2000 (€/000 1,500 compared to €/000 1,604 as of 31.12.2003), and sums due and owing following the termination of employment relationships by mutual consent (€/000 1,977).

Due to affiliated companies €/000 4,428 (€/000 1,298 as of 31.12.2003). The item mainly refers to receivables assigned by Lottomatica's suppliers to DeA Factor (€/000 4,220).

[4] [Imposta sul Reddito delle Persone Fisiche = Personal Income Tax].

E) Accrued expenses and deferred income

The item amounts to €/000 2,983 (€/000 3,306 as of 31.12.2003) and include €/000 2,955 of deferred income: €/000 1,2229 of which comprises grants to be collected from AAMS in the following financial years, for the activation of Totocalcio bet collection points at locations without a suitable Lotto Game terminal and €/000 1,412 for the deferred portion of fees and one-off payments for the subsequent period invoiced to the operators of Totocalcio bet collection points.

Memorandum accounts

These total €/000 194,283 (€/000 158,270 as of 31.12.2003) and comprise guarantees of €/000 78,710 and others of €/000 115,572.

The most significant items relate to:

Guarantees given (€/000 78,710) comprise:

- the guarantee given by Efibanca in favour of the Ministry of Finance regarding the Company's obligations to operate the Lotto Game concession (€/000 9,456);
- the guarantees given by Banca Popolare di Bergamo in favour of the Ministry of Finance regarding the Company's obligations to operate the Video lotteries concession (€/000 12,385); and by Banca Antonveneta in favour, as before, of the Ministry of Finance for the license to manage the activities and operate the network to manage legal games via remote connection, using amusement and entertainment equipment (€/000 14,000);
- the guarantees given regarding Formula 101 (€/000 15,494) and other promotional initiatives (Cinquinotto, telephone game and other games and prizes totalling €/000 2,221);
- the guarantees given for leases (€/000 798);
- the guarantee of €/000 22,474 given to the Tax Office regarding the credits utilised under Group V.A.T. arrangements;
- the guarantees of €/000 282 given to Sogei regarding horse racing events.

The item "**Others**" amounts to a total of €/000 115,572 and include:

- Three comfort letters (for a maximum of €/000 3,920) given by Lottomatica in favour of its subsidiary company Lis to guarantee performance of the latter's contractual obligations with Juventus Calcio (€/000 2,582), Torino Calcio (€/000 775) and Vicenza Calcio (€/000 258); and one comfort letter given in favour of its subsidiary company PCC Giochi e Servizi (€/000 305).
- Gold coins not collected by the winners of the "Cinquinotto" prize game, deposited with Comit (€/000 120).
- Guarantee amounting to €/000 111,532 given on behalf of subsidiary companies regarding credit facilities granted by Banca Popolare di Bergamo of €/000 60,320 and by Banca Antonveneta of €/000 26,734.

Notes to the Balance Sheet Liabilities Regarding Receipts and Payments (presidential decree no. 560 dated 16.09.1996).

The administration of receipts and payments by the Parent Company, under the powers granted by the above mentioned Decree 560/96, is discussed below.

Payables

These amount to €/000 479,859 and comprise:

- €/000 459,406 in profits due to the Tax Authorities as of 31.12.2004;
- €/000 12,264 due to the Ministry of Finance's pension fund;
- €/000 855 in amounts to be paid over to the Tax Authorities, equal to the interest receivable accrued on the specific bank account used for the administration of receipts and payments, net of tax charges and related expenses;
- €/000 730 for the payable to the licensee, €/000 1,146 for the premium on the last drawing and €/000 416 for the Sarabet payment erroneously charged by Banca Intesa S.p.A.;
- €/000 2 not yet paid to telephone operators;
- €/000 6,591 in winnings not paid as of 31 December 2004;
- €/000 10 in uncollected amounts to be paid over to AAMS in relation to the financing of a great number of winnings.

Notes to the income statement

A) Value of production

This amounts to €/000 542,384 (€/000 440,602 as of 31.12.2003). Specifically:

Value of production

€/000	Report as of 31.12.2004	Report as of 31.12.2003	Changes
1) Revenues from sales	504,043	430,112	73,931
2) Change in inventories			
4) Capitalisation of internal construction costs	-	295	-295
5) Other earnings and proceeds	38,341	10,195	28,146
-) Revenues from subsidiary companies	33,215	8,916	24,299
-) Others	5,126	1,279	3,847
Total	**542,384**	**440,602**	**101,782**

Revenues from sales and services

These amount to €/000 504,043 (€/000 430,112 as of 31.12.2003) and are broken down as follows:

Value of production

€/000	Report as of 31.12.2004	Report as of 31.12.2003	Changes
Revenues from sales	**504,043**	**430,112**	**73,931**
-) Lotto	494,206	412,835	81,371
-) telephone Lotto game	4		4
-) Ricavi Bollo	-	7,753	-7,753
-) Betting services	2,150	2,952	-802
-) F101	-	218	-218
-) Travelling bet collection point	28	-	28
-) Betting pools	3,946	5,300	-1,354
-) Tris	3,128	1,055	2,073
-) Video lotteries	582		582

- €/000 494,210 (€/000 412,835 as of 31.12.2003) relates to revenues as of 31 December 2004 for the Lotto Game collection services provided to the Ministry of Finance on the basis of the related concession: €/000 4 relate to the management of the telephone Lotto Game.
  For more details of wagers and the increased commission received with respect to the previous year, reference is made to the Management Report;
- €/000 3,128 include revenues from the Tris bet (€/000 1,055) and proceeds from the management of the national pari-mutuel system. It will be recalled in relation to this latter point that from 1 June 2004 Lottomatica purchased the Twin branch of business;
- €/000 2,150 (€/000 2,952 as of 31.12.2003) refer to revenues connected to the activities involved in the provision of services to horse racing and sporting agencies;
- €/000 3,946 (€/000 5,300 as of 31.12.2003) represent revenues from Totocalcio football pools and from the part of the charges due from the bet collection points in the financial year for the services provided by Lottomatica;
- €/000 582 relating to the start up of activities connected to the video lotteries concession.

As of 31.12.2004, there are no revenues for tax disc collection following the transfer of the branch of business to the subsidiary company LIS entered in the financial statements; collections from the F101 game were suspended following the Finance Ministry Decree of 1 March 2004.

Other earnings and proceeds

These amount to a total of €/000 38,341 (€/000 10,195 as of 31.12.2003), €/000 33,215 of which refer to revenues from subsidiary companies for services rendered by the parent company, mainly relating to administrative services, occupation of premises, seconded staff, etc., under market conditions.

B) Production costs

These total €/000 419,426 (€/000 385,913 as of 31.12.2003) and are made up as follows: **Raw materials, secondary materials, consumables and goods** €/000 30,026 (€/000 32,085 as of 31.12.2003), for the costs connected to the functioning of the business system and structure. The reduction with respect to the previous year is related to the savings achieved following the renegotiation of important supply contracts and from integration of PCC Giochi e Servizi in the Group.

Production costs

Raw materials €/000	Report as of 31.12.2004	Report as of 31.12.2003	Changes
Receipt vouchers	16,633	18,902	-2,269
Lotto betting forms	6,391	8,036	-1,644
F101 betting forms		44	-44
Tds betting forms	53	106	-53
CONI betting forms and receipt vouchers	2,370	1,205	1,165
EDP Materials	4,337	3,505	832
Otehr costs	152	116	36
Betting services	90	171	-81
Total	**30,026**	**32,085**	**-2,059**

Provision of Services

This item amounts to a total of €/000 204,909 (€/000195,211 as of 31.12.2003). The annexed table sets out a break-down by expenditure item with the variations compared with the previous financial year.

Production costs

Costs for services €/000	Report as of 31.12.2004	Report as of 31.12.2003	Changes
Network management	72,348	91,265	-18,917
Maintenance	28,383	24,633	3,750
Office costs	7,774	7,446	328
Assistance for bet collection points	17,592	15,847	1,745
Advertising and promotion	42,688	30,467	12,221
Consultancy and provision of services	27,192	15,265	11,927
Tax disc		2,650	-2,650
Corporate bodies	1,213	1,126	87
Subsidiary companies services	1,326	783	543
Banking costs and services	1,181	1,416	-235
Others	5,212	4,313	899
Total	**204,909**	**195,211**	**9,698**

The reduction of the network management costs was due to the operational efficiencies connected to the technological innovation process begun in early 2003 by migrating the data

transmission systems to the IP (Internet Protocol) system.
Advertising costs include the amounts spent during the year, including in relation to concession obligations, or the expenditure to be devoted to advertising the Lotto Game (7% of net income received in the previous financial year).
Costs for the collection of tax disc payments following the transfer of the branch of business to LIS occurring on 1 October 2003 have no longer been entered in the financial statements.

Leases and rentals

These amount to €/000 10,137 (€/000 8,706 as of 31.12.2003) and relate to leases and miscellaneous rentals.

Personnel costs

These amount to €/000 39,247 (€/000 36,301 as of 31.12.2003): the variation in comparison with the figure as of 31.12.2003 can be explained partly by inflationary contractual dynamics and partly by the integration of Lottomatica's management structures.

The tables below set out a break-down of personnel costs and the make-up of the work-force as of 31 December 2004 with respect to contractual categories.

Wages and salaries

€/000	Report as of 31.12.2004	Report as of 31.12.2003	Changes
Wages and salaries	28,076	25,819	2,257
Social security contributions	9,331	8,774	557
Staff severance fund	1,605	1,471	134
Pension	-	-	-
Other costs	235	237	-2
Total	39,247	36,301	2,946

Employees by category

	of 31.12.2004	of 31.12.2003
Executives	42	47
Supervisors	74	59
Office staff	508	488
Manual workers	4	7
Total	628	601

Amortization, depreciation and write-downs downs €/000 104,268 (€/000 109,930 as of 31.12.2003).

- Amortization of intangible assets €/000 61,141 (€/000 68,071 as of 31.12.2003.

Amortization Values in €/000	Report as of 31.12.2004	Report as of 31.12.2003	Change	Amortization criteria
1) Start-up and expansion costs	2,699	8,445	-5,746	5 years
3) Patent rights	4,743	3,684	1,059	3 years
4) Concessions, licences	1,045	747	298	3 years
5) Goodwill				
-) Branches of business	533	1,737	-1,204	5 years
-) Merger difference	48,972	48,972	-	10, 25 years
-) EIS goodwill				
-) TYCHE goodwill				
7) Others				
-) Leasehold improvements	402	361	41	contract term
-) System costs		3,891	-3,891	7, 11 years
-) Other Intangible Assets	2,747	234	2,513	
Total	**61,141**	**68,071**	**-6,930**	

The goodwill arising from the allocation of the merger difference is amortised over the residual life of the Lotto concession, which expires in March 2012.

- Depreciation of tangible assets.
  These amount to €/000 42,170 (€/000 41,859 as of 31.12.2003).

Depreciation of Ordinary Assets Values in €/000	Report as of 31.12.2004	Report as of 31.12.2003	Change	Depreciation criteria
2) Plant and equipment	5,717	1,414	4,303	20% - 15%
4) Other assets	108	82	26	12%
Total	**5,825**	**1,496**	**4,329**	

Depreciation of Freely Transferable Assets Values in €/000	Report as of 31.12.2004	Report as of 31.12.2003	Change	Depreciation criteria
2) Plant and equipment	36,259	40,225	-3,966	20% - 15%
4) Other assets	86	138	-52	12%
Total	**36,345**	**40,363**	**-4,018**	

The depreciation of tangible assets was calculated according to the abovementioned criteria, by applying the rates stated in the table.
The depreciation of freely transferable assets was effected with rates taking into account their estimated useful life according to the abovementioned methods.
For assets entering into service in the financial year, the amount of depreciation was calculated on a pro-rata temporis basis with reference to the date on which they entered into service.

- Write-down of fixed assets € 609: This entirely refers to the write-down of tangible (furniture and fittings) and intangible (leasehold improvements) assets connected to the change of Lottomatica's offices to take place within the first half of 2005.
- Write-down of current receivables €/000 348: This has been allocated to the provision for bad debts made to cover bad debts existing as of 31.12.2004 in relation to the amounts to be paid by the bet collection points in consideration of the volume collected from sporting bets.

Change in inventories
These amount to €/000 44 (€/000 135 as of 31.12.2003) and relate exclusively to the materials for activities connected to the services provided to racecourses and horse racing and sporting agencies.
Provisions for risks €/000 455: the figure is the best possible current estimate of presumable charges deriving from non-payment by bet collection points of the pre-set fee on the volume collected for the Totocalcio game. The concession indeed, envisages a pre-set annual income of € 200 to be paid to AAMS for each sales outlet not being an ex-"Toto" bet collection point located in municipalities with a population of more than 1,500 inhabitants, as an advance on the minimum guaranteed collection of € 8,850 per football season.
Other provisions
These amount to €/000 1,739 (€/000 890 as of 31.12.2003) and essentially relate to the amount due to AAMS under the license to operate entertainment games with regard to the delays encountered in the activation of the gaming terminals.
Other operating expenses
This item amounts to €/000 28,600 (€/000 2,655 as of 31.12.2003). The most significant amounts relate to the operating grants (a total of €/000 16,806) due to Consorzio Lotterie Nazionali (zero balance as of 31.12.2003) and to Consorzio Giochi Sportivi (€/000 292 as of 31.12.2003).
The remaining items include:

- provision of €/000 700 (€/000 495 as of 31.12.2003) to cover the sums to be paid to the Tax Authorities for management economies deriving from the use of the network for activities other than the Lotto Game (Article 9 of the Decree of 15 November 2000 issued by the AAMS' Director General). The amount has been calculated by applying the criteria set forth by the special joint commission established pursuant to the abovementioned decree;
- gifts of €/000 7,238 (€/000 392 as of 31.12.2003);;
- provision accrued during the financial year due to AAMS, under the license to operate entertainment games with regard to the delays encountered in the activation of the gaming terminals (€/000 1,200);
- association dues of €/000 711 (€/000 290 as of 31.12.2003).

C) Financial income and charges

These amount to €/000 -9,546 (income of €/000 24,993 as of 31.12.2003):

Financial income and charges

Values in €/000	Report as of 31.12.2004	Report as of 31.12.2003	Changes
15) Income from equity investments	7,465	41,754	-34,289
16) Other financial income	4,962	2,506	2,456
17) Interest payable and other financial charges	-21,832	-19,314	-2,518
17 bis) Foreign exchange gains and losses	-141	47	-188
Total	**-9,546**	**24,993**	**-34,539**

Income from equity investments €/000 7,465 (€/000 41,754 as of 31.12.2003) relate to the dividends approved by the subsidiary company Lottomatica Sistemi S.p.A. (€/000 3,800) and Cirmatica (€/000 3,665; €/000 41,754 as of 31.12.2003).

Financial income €/000 4,962 (€/000 2,506 as of 31.12.2003). Specifically:

Financial income

Values in €/000	Report as of 31.12.2004	Report as of 31.12.2003	Changes
16) Other financial income			
Interest on securities	228		228
Bank interest	3,466	1,061	2,405
Other income	29	191	-162
Interest on loan to Subsidiary Companies	1,213	1,254	-41
Other income from subsidiary companies	26		26
Total	**4,962**	**2,506**	**2,456**

Financial charges €/000 21,832 (€/000 19,314 as of 31.12.2003) of which the most significant amount (€/000 17,474) refers to financial charges matured on the debenture loan, including the accrual of the discount on bond issues (€/000 195).

Financial charges

Values in €/000	Report as of 31.12.2004	Report as of 31.12.2003	Changes
17) Interest payable and other financial charges			
Bank interest payable/commissions	58	748	-690
Bond interest and costs	17,474		17,474
Others	42	1,105	-1,063
Loan interest payable		16,963	-16,963
Interest on loan by Subsidiary Companies	4,205	498	3,707
Other charges from subsidiary companies	53		53
Total	**21,832**	**19,314**	**2,518**

D) Revaluations

€/000 1,722 (€/000 18,696 as of 31.12.2003). Almost all this amount relates to the write-down of the equity investments Videolot Gestione S.p.A. (€/000 1,676) and Triplet S.p.A. (€/000 46), effected on the basis of the results of the financial year ended on 31.12. 2004.

E) Extraordinary income and charges

These amount to €/000 -25,408 (€/000 -31,398 as of 31.12.2003) and represent the net value between:

Extraordinary income €/000 2,487 (€/000 22,987 as of 31.12.2003). €/000 812 relate to the capital gain arising from the liquidation of the investee company Twin, while the remaining amount relates to incorrect provisions made in previous years.
Extraordinary charges €/000 27,896 (€/000 54,385 as of 31.12.2003). The most significant amounts refer to:

- €/000 9,000 as against the proceeding initiated by the Competition Authority against Lottomatica. The Authority's decision is currently under appeal;
- €/000 7,000 for the charges paid to Cirsa following the sale of the equity investment in GBC for the cessation of the commitments undertaken by Lottomatica on the acquisition;
- €/000 4,760 for the extraordinary allocation of funds to the provision for bad debts in relation to the positions deriving from the acquisition of the Games division of EIS S.p.A.;
- €/000 2,198 for amounts to cover corporate restructuring charges and retirement incentives;
- €/000 1,849 for the assessment of costs not accrued to the financial year;
- €/000 613 for charges connected to the closure of operational activities in Venezuela;
- €/000 786 for charges sustained by Lottomatica, who took advantage of the tax amnesty procedure provided by Law No. 289/02 for the financial year 2001.

Income taxes

These amount to €/000 39,162 (€/000 7,536 as of 31.12.2003) and include:

- current taxes of €/000 20,024: €/000 13,702 relating to IRES (€/000 3,777 as of 31.12.2003) and €/000 6,322 to IRAP (€/000 3,759 as of 31.12.2003) for the year calculated on the basis of current tax regulations. In 2004 the Company used up all earlier tax losses for IRES purposes;
- advance taxes amounting to €/000 -12,550 (€/000 7,476 as of 31.12.2003) resulting from the combined effect of the entry of advance taxes for 2004 of €/000 5,423 and the use of advance taxes entered in previous years amounting to €/000 17,973;
- deferred taxes amounting to €/000 6,588, arising by the combined effect of deferred taxes on advance tax amortization of €/000 7,153 and on dividends to be collected during 2005 by Lottomatica Sistemi S.p.A. and Cirmatica Gaming S.A. of €/000 123 and the use of deferred tax liabilities of €/000 688 entered in 2003 on the dividend from Cirmatica Gaming S.A. collected in 2004.

Reference is made to the annexes for the reconciliation of actual and theoretical tax burdens and for more details on the calculation of deferred taxes.

Net income

The Financial Statements as of 31.12.2004 show a net income of €/000 47,119 (€/000 29,529 as of 31.12.2003).

Personnel

The table below shows the average number of employees, analysed by category, as of 31.12.2004:

Personnel		
Average employees for the period	2004	2003
Executives	40,6	44,9
Supervisors	65,8	56
Office staff	505,9	471,3
Manual workers	5,3	7,3
Total	617,6	579,5

Remunerations paid to Directors and Statutory Auditors

These amount to €/000 1,213 and are broken down as follows:

- Directors' remuneration €/000 1,017
- Statutory Auditors' remuneration €/000 196

The table annexed shows the remuneration due to Directors and Statutory Auditors as of 31 December 2004 pursuant to Consob Resolution No. 11.971 of 14 May 1999.

Annexes

Remuneration paid to Directors and Statuory (Auditors pursuant to Consob n° 11.971 of May 14 1999)

First and last Name	Position	Term of office	Expiration of office	Fees for the office held in the company drawing up the financial statements	Non-cash benefits (Accomodation, mobile phone, car and meal vouchers)	Bonuses and other incentives	Other remunerations
Antonio Belloni	Board Member	24.09.2002	31.12.2004	13,335			Annual gross 7,500 (remuneration committee)
Antonio Belloni	Chairman	4.03.2003	31.12.2004	400,000			
Rosario Bifulco	Managing Director	20.12.2002	31.12.2004	362,000			
Rosario Bifulco	General Manager			259,000	21,161		
Rosario Bifulco	Managing Director	24.09.2002	31.12.2004	13,335			
Paolo Ainio	Board Member	24.09.2002	31.12.2004	13,335			Annual gross 10,000 (internal control committee), annual gross 7,500 (remuneration committee)
Sergio Baronci	Board Member	24.09.2002	31.12.2004	13,335			
Marco Boroli	Board Member	24.09.2002	31.12.2004	13,335			
Sabino Cassese	Board Member	24.06.2004	31.12.2004	6,978			
Pier Luigi Celli	Board Member	14.04.2003	31.12.2004	13,335			Annual gross 15,000 (remuneration committee)
Paolo Ceretti	Board Member	13.05.2004	31.12.2004	8,513			6,384 (internal control committee)
Marco Drago	Board Member	24.09.2002	31.12.2004	13,335			
Roberto Drago	Board Member	24.09.2002	31.12.2004	13,335			
Demetrio Mauro	Board Member	24.09.2002	12.05.2004	4,823			3,616 (internal control committee)
Michele Reinero	Board Member	24.09.2002	31.12.2004	13,335			
Marco Sala	Board Member and Joint General Manager	14.04.2003	31.12.2004		4,843		
Severino Salvemini	Board Member	14.04.2003	31.12.2004	13,335			Annual gross 20,000 (internal control committee)
Antonio Tazartes	Board Member	24.09.2002	31.12.2004	13,335			
Alberto Tripi	Board Member	24.09.2002	12.05.2004	4,896			
Giorgio Vincenzini	Board Member	14.04.2003	31.12.2004	13,335			
Francesco Martinelli	Chairman of the Board of Statutory Auditors		31.12.2004	78,208			
Angelo Gaviani	Regular Auditor	22.11.2001	31.12.2004	57,200			
Cesare Andrea Grifoni	Regular Auditor	22.11.2001	31.12.2004	60,632			
Giulio Gasloli	Substitute Auditor		31.12.2004				
Marco Sguazzini Viscontini	Substitute Auditor		31.12.2004				

Shareholdings of Directors, Statutory Auditors and General Managers

First and last name	Investee Company	Shares held at the end of the previous financial year	Shares Purchased	Shares sold	Shares held at the end of the current financial year
Sergio Baronci	Lottomatica	9,500	2,320		11,820
Severino Salvemini	Lottomatica		2,000		2,000
Michele Reinero	Lottomatica	3,500		3,500	
Angelo Gaviani	Lottomatica		85		85

Stock options assigned to Directors and General Managers

		Options held at the beginning of the financial year			Options assigned during the financial year	Options exercised during the financial year			Options expired during the financial year	Options held at the end of the financial year		
First and last name	Position	No. of options	Average exercise price	Average maturity		No. of options	Average exercise price	Average market price	No. of options	No. of options	Average exercise price	Average maturity
Antonio Belloni	Chairman	661,000	14,63	Within 5 days as of the approval of the consolidated financial statements (2003/2005)		130,000	14,63	24,33	–	531,000	14,63	(2003/2005)
Rosario Bifulco	Managing Director and General Manager	2,026,000	14,63	Sept. 2006		–	–	–	–	2,026,000	14,63	Sept. 2006
Marco Sala	Board Member and Joint General Manager	1,012,000	14,63	Sept. 2006		–	–	–	–	1,012,000	14,63	Sept. 2006

Property and economic relations with the Group Companies

Values in €	Receivables				Payables			
	Trade receivables		Financial receivables		Trade payables		Financial payables	
	Within 12 months	Beyond 12 months	Within 12 months	Beyond 12 months	Within 12 months	Beyond 12 months	Within 12 months	Beyond 12 months
Lottomatica Sistemi SpA	305,112		21,131,503	10,984,067	12,251,872		1,586	
PCC Giochi e Servizi SpA					1,621,655			
Twin								
Lottomatica Italia Servizi SpA	3,690,616		509		230,791		45,040,651	
Cirmatica			3,664,498				131,063,542	
GBC								
Consorzio Giochi Sportivi	556,082		614,460	614,460	71,617		372,079	
Consorzio Lotterie Nazionali	23,617,161		10,165,148				12,883,626	
Triplet	34,141							
Videolot Gestione	36,836		230,644		25,897			
Totobit Informatica			54,047		370,334			
Lis Finanziaria	17,511							
Total	28,257,460		35,860,809	11,598,527	14,572,166		189,361,484	
Total		28,257,460		47,459,335		14,572,166		189,361,484
				75,716,795				203,933,650

Property and economic relations with the Group Companies

Values in €	Income positive components				Income negative components					
	A 1	A 5	C 16	E 20	B 6	B 7	B 8	B 14	C 17	E 21
LS		633,611	949,941			19,938,036			1,586	
PCC					4,679,527	22,698				
Totobit		24,791	24,380			372,500				
Twin		185,390				8,611				
Lis		7,322,567	509	9,849		272,996		3,870	51,692	
CGS								372,079		
CLN		24,969,510	263,895					16,595,609		
Triplet		36,836								
Videolot		25,000								
Lis Finanz		17,511								
CIRM									4,205,088	
Total		33,215,216	1,238,726	9,849	4,679,527	20,614,842		16,963,818	4,258,366	
				34,453,941						46,516,552

Analysis of Income Results

Values in thousands of Euros	Report as of 31.12.2004	Report as of 31.12.2003
Value of production		
Revenues from sales and services	504,043	430,112
Capitalisation of internal construction costs	-	295
Other revenues	38,341	10,195
Total revenues	**542,384**	**440,602**
Costs for goods and services	245,073	236,002
Change in inventories of raw materials	44	135
Value added	**297,268**	**204,466**
Personnel costs	39,247	36,301
Operating expenses	28,600	2,655
Gross Operating Margin (EBITDA)	**229,420**	**165,510**
Amortization of intangible assets	61,141	68,071
Depreciation of tangible assets	42,170	41,859
Write-down of fixed assets	609	-
Write-down of receivables	348	-
Other provisions	2,194	890
Operating profit (EBIT)	**122,957**	**54,689**
Financial income (charges)	-9,546	24,993
Profit before extraordinary items	**113,411**	**79,682**
Revaluations	-1,722	-18,696
Extraordinary income (charges)	-25,408	-31,398
Profit before taxes (EBT)	**86,281**	**29,589**
Income taxes for the period	-39,162	-60
Profit (loss) for the period	**47,119**	**29,529**

Analisys of the Balance Sheet

Values in thousands of Euros	Report as of 31.12.2004	Report as of 31.12.2003
Due from shareholders		
Intangible assets	374,830	419,958
Tangible assets	88,687	120,822
Investments	150,438	216,578
Net fixed assets	**613,955**	**757,358**
Inventories	379	423
Receivables from customers	33,810	16,596
Receivables from others	66,423	66,942
Other assets	6,700	7,486
Trade payables	124,775	98,083
Provisions for risks and charges	24,256	4,981
Other current liabilities	27,528	40,975
Working capital	**-69,247**	**-52,592**
Staff Severance Fund	**4,072**	**3,359**
Net invested capitalo	**540,636**	**701,407**
Share capital	88,939	88,809
Reserves and results carried over	154,685	301,003
Operating profit (loss)	47,119	29,529
Shareholders' Equity	**290,743**	**419,341**
Medium-term financial payables (receivables)	348,401	340,461
Short-term financial payables (receivables)	86,701	119,271
Banks/cash on hand - reserves (-) indebtedness (+)	-185,209	-177,666
Financial coverage	**249,893**	**282,066**
Total coverage	**540,636**	**701,407**

Cash-flow Statement

Values in €/000	Report as of 31.12.2004	Report as of 31.12.2003
A - Net initial reserves (+) indebtedness (-)	-282,066	-5,914
Merger effect (net initial data of the merged company)		
B - Cash-flow from operating activities		
Net profit (loss)	47,119	29,529
Amortization and depreciation	103,311	109,930
Capital loss (gain) from disposal of fixed assets	-515	31,098
(Revaluations) or write-downs of fixed assets	2,331	19,770
Changes in working capital	16,654	-45,657
Net change in staff severance fund	713	829
Total	**169,613**	**145,498**
C - Cash-flow from investments in fixed assets		
Investments in fixed assets:		
- intangible assets	-16,981	-11,271
- tangible assets	-11,831	-37,470
- investments	-314	-85,297
Disinvestments	67,402	1,295
Total	**38,276**	**-132,743**
D - Change in Shareholders' Equity		
Distribution of profits	-177,618	-292,228
Contributions by shareholders	1,902	3,320
Total	**-175,716**	**-288,908**
F - Cash-flow for the period (B+C+D+E)	**32,173**	**-276,153**
G - Net cash (+) indebtedness (-)	**-249,893**	**-282,066**

Reconciliation between ordinary tax rate and actual IRES TAX RATE:

	2003 Financial Year	2004 Financial Year
Applicable ordinary tax rate	34.00%	33.00%
Effect from increases (decreases) wit respect to ordinary tax rate:		
Performance bonus + MBO	3.64%	1.95%
Extraordinary charges	3.05%	0.75%
Dividends	11.94%	0.80%
Write-down of equity investments	19.01%	0.66%
Early retirement	6.89%	
Provisions	2.27%	6.65%
Free gifts	0.45%	1.70%
Other	4.98%	1.96%
Dividends	-47.92%	-2.85%
Other decreases	-66.92%	-19.05%
Use of previous tax losses		-9.69%
Actual tax rate	0.00%	15.88%

Entry of deferred and advance taxes and relevant effects

Description	2003 Financial Year		2004 Financial Year	
	Amount of temporary differences	Tax effect (% tax rate)	Amount of temporary differences	Tax effect (% tax rate)
Advance taxes:				
Goodwill amortization	(323,607)	37.25%	(51,293)	37.25%
Entertainment expenses	(98,566)	37.25%	(58,103)	37.25%
Provisions	(2,290,393)	33% - 37.25%	(3,238,963)	33% - 37.25%
Directors' remuneration	(149,731)	33.00%	(159,778)	33.00%
Write-down of equity investments	(5,495,363)	33.00%		
Association dues			(8,709)	37.25%
Write-down of fixed assets	(410,859)	37.25%	(226,683)	37.25%
Performance bonus + MBO	(1,045,565)	33.00%	(1,679,972)	33.00%
Total advance taxes	(9,814,085)		(5,423,501)	
Returns of advance taxes				
Amortization and depreciation	3,569,561	38.25%	3,884,329	37.25%
Network economies	130,292	34.00%		
Entertainment expenses	121,675	38.25%	69,037	37.25%
Directors' remuneration		34.00%	149,731	33.00%
Write-down of equity investments	5,846,473	34.00%	1,544,675	33.00%
Performance bonus + MBO	829,619	34.00%	1,008,632	33.00%
Provisions	2,290,029	34.00-38.25%	3,104,253	33.00%
Director's indemnity	170,000	34.00%		
Total returns of advance taxes	12,957,649		9,760,658	
Net advance taxes	3,143,565		4,337,157	
Advance taxes concerning tax losses from current financial year	(8,212,576)			
Advance taxes concerning tax losses from previous financial year			8,212,576	
Deferred taxes:				
LS dividend	(3,532,813)		62,700	
Climatica dividend	688,052		(627,588)	
Tax amortization and depreciation			7,153,359	
Total deferred taxes	(2,844,761)		6,588,472	
Temporary differences excluded from calculation of advance and deferred taxes:				
Tax asset adjustment	437,915			
Net	**(7,475,857)**		**19,138,205**	

LOTTOMATICA S.p.A.

Registered office: Rome, Via Mosca 45
Share capital: Euro 86,808,280.00

REPORT OF THE BOARD OF STATUTORY AUDITORS

to the Shareholders' Meeting of Lottomatica SpA

Dear Shareholders.

Pursuant to Article 2429, paragraph 3, of the Italian Civil Code, Article 153, paragraph 1, of Legislative Decree No. 58 of February 24, 1998, and Article 2403 of the Italian Civil Code, we inform you that during the financial year ended on December 31, 2004, we conducted supervisory activities in accordance with the Civil Code provisions, with article 149 and subsequent articles of the foregoing Legislative Decree, and with the indications given in the CONSOB notices, taking also into account the principles of conduct recommended by the Italian board of registered certified accountants (*Consigli Nazionali dei Dottori Commercialisti e dei Ragionieri*).

Now, therefore, we refer to our supervisory activities conducted as per legal requirements for the financial year ended on December 31, 2004.

In particular, we:

- attended a total of five meetings of the Board of Directors, in which we were informed of activities carried out and major transactions implemented by the company and by its subsidiaries;

1

- performed six periodical examinations during which we mutually exchanged information with the independent auditors and with the Directors, to assess whether any transactions considered imprudent, hazardous, in potential conflict of interest, or clashing with the resolutions adopted by the shareholders' meeting had been made, such as to prejudice the integrity of the Company's assets;
- gathered further information on the organizational structure and held meetings with the relevant Company managers;
- obtained information from the persons charged with the internal audit on business in progress, on verification plans and on implementation projects regarding the internal audit system;
- attended last year's single meeting of the remuneration committee and three meetings of the internal audit committee, gathering knowledge of the respective activities conducted;
- obtained from the Board of Directors, according to the law, the 2004 draft budget, the relevant consolidated financial statements and the management report;
- examined the documents governing inter-group financial and industrial transactions, as well as supporting documents that may be reasonably deemed to comply with the principles of fair governance, consistent with the company by-laws and coherent with the spirit of the regulations in force;

- verified that no irregular and/or unusual transactions had been effected, either inter-group or with related parties, as attested by the indications of the Board of Directors, of the independent auditors and of the person charged with the internal audit;
- verified that the Directors, in compliance with CONSOB provisions, clearly indicated in the Management Report, the transactions effected with Group companies and with related parties; in cooperation with the company's administrative managers, we verified compliance with procedures suitable to guarantee that said transactions were completed according to conditions both fair and corresponding to the interests of the Company;
- we ascertained the company's compliance with the Self-Regulatory Code of the Corporate Governance Committee of listed Companies;

Mention must also be duly made that:

- no complaints were received pursuant to Article 2408 of the Italian Civil Code;
- no evidence emerged on mandates other than for the audit of the statutory financial statements being conferred to RECONTA ERNST & YOUNG or to parties associated with it by permanent relations.

Accordingly, insofar as our duties are concerned, we verified:

- compliance with the provisions of law and by-laws and of the principles of fair governance;
- the appropriateness of the company's organizational structure, of the internal audit system and of the administrative-accounting system, in their proper functioning;
- compliance with the provisions of law and of technical regulations concerning the drawing up and layout of the financial statements and of the management report through direct verifications and through information obtained from the independent auditors;
- the appropriateness of the instructions ordered by the company to its subsidiaries.

The independent auditors also informed us that:
- during their audit of the financial statements and of the accounts, no reproachable facts emerged;
- on the basis of the situation audited to date, they will issue its opinion without remarks.

To conclude, the Board believes there are no proposals to ~~present~~ submit to the Shareholders' Meeting pursuant to Article 153, paragraph 2, of Legislative Decree No. 58/98.

In consideration of the foregoing, we deem the financial

statements as of December 31, 2004, presented by the Board of Directors together with the management report, to be worthy of approval.

We finally remind you that with the approval of these financial statements, the mandate conferred at the time to the Board of Directors and to the Statutory Auditors expires for lapse of time.

Rome, March 16, 2005

THE BOARD OF STATUTORY AUDITORS

(Francesco Martinelli)

(Angelo Gaviani)

(Cesare Andrea Grifoni)

ERNST & YOUNG

Reconta Ernst & Young S.p.A.
Via G.D. Romagnosi, 18/A
00196 Roma

Tel. (+39) 06 324751
Fax (+39) 06 32475504
www.ey.com

INDEPENDENT AUDITORS' REPORT
pursuant to article 156 of Legislative Decree of February 24, 1998, n. 58
(Translation from the original Italian text)

To the Shareholders
of Lottomatica S.p.A.

1. We have audited the consolidated financial statements of Lottomatica S.p.A. as of and for the year ended December 31, 2004. These financial statements are the *responsibility of Lottomatica S.p.A.'s management*. Our responsibility is to express an opinion on these financial statements based on our audit.

2. Our audit was made in accordance with auditing standards and procedures recommended by CONSOB (the Italian Stock Exchange Regulatory Agency). In accordance with such standards and procedures, we planned and performed our audit to obtain the information necessary to determine whether the consolidated financial statements are materially misstated and if such financial statements, taken as a whole, may be relied upon. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, as well as assessing the appropriateness and correct application of the accounting principles and the reasonableness of the estimates made by management. We believe that our audit provides a reasonable basis for our opinion.

   For our opinion on the financial statements of the prior year, which are presented for comparative purposes as required by the law, reference should be made to our report dated March 29, 2004.

3. In our opinion, the consolidated financial statements of Lottomatica S.p.A. comply with the Italian regulations governing consolidated financial statements; accordingly, they present clearly and give a true and fair view of the consolidated financial position of Lottomatica S.p.A. as of December 31, 2004, and the consolidated results of its operations for the year then ended.

Rome, March 23, 2005

Reconta Ernst & Young S.p.A.
signed by: Massimo Antonelli, partner

Photo Credits:

Page 2: Bill "Science Festival", Genoa 2004 - © Nasa

Page 2: E. Degas "Ballet School", about 1873, oil on canvas - © The Corcoran Gallery of Art, Washington D.C.

Page 2: Advertising campaign "Un euro per un bambino", under concession The Bambino Gesù Pediatric Hospital, Roma. © Photo by Marco Delogu

Page 3: Tobacconist - © Lamalfafoto

Page 3: Lotto Game coupon - © Lamalfafoto

Page 6: Advertising campaign "Lotto Game 2004" - © agency A. Testa

Page 42: Tobacconist - © Lamalfafoto

Page 96: Lottomatica Virtus Roma Basket

Printed on August, 2005
GRAF3 SpA - Rozzano (MI)

www.lottomatica.it

05/01/2005

Lotto wagers December 2004

Lotto wagers total 1,384.1 million euro in December 2004

Rome, January 5, 2005 – Lotto wagers during the draws of December 2004 amounted to 1,384.1 million euro, compared with 617.1 million euro in the same month of 2003. In December 2004, 9 draws were held, the same as in December 2003.

In particular, in December 2004 wagers from "core" bets (excluding late numbers) amounted to 537.9 million euro (538.8 million euro in December 2003), whilst wagers from bets on "late numbers" amounted to 846.2 million euro, vs. 78.3 million euro in the same period of 2003.

Winnings in December 2004 totalled 434.8 million euro compared with 581.2 million euro in December 2003.

Total Lotto wagers in 2004 reached 11,689.4 million euro, vs. 6,938 million euro in 2003.



Rome, January 19, 2005

Enel bill may also be paid at tobacconists and bars

The new payment service will be provided by more than 20,000 shops throughout the country: Lottomatica Italia Servizi PUNTOLIS® Points

Starting from tomorrow January 20 customers may pay their Enel bill by Bancomat Card at 20,000 tobacconists, bars, bet collection points and stationers showing the PUNTOLIS® brand, and all those shops selected and linked to the Lottomatica Italia Servizi and Totobit (Lottomatica Group companies) networks. Customers may also pay at tobacconists outside the Lotto Game network, but linked to the Servizi Base 2001 network (a company owned by FIT - Federazione Italiana Tabaccai). These infrastructures jointly represent Italy's most extensive citizen services network, performing approximately 190 million transactions every year, with a counter-value exceeding € 2.2 billion.

This new service is the result of an agreement between Enel and LIS Finanziaria to provide customers with a new simple and fast payment service.

To pay Enel bill, the PUNTOLIS® Point assistant needs just Enel Customer number and the amount to be paid, indicated in the top right of the bill, and then pay using your Bancomat Card.

Customer is given a receipt, certifying the transaction; this will be communicated to Enel on-line and in real-time, registered on its own system and reported in the bank account statement as Enel bill Bancomat payment.

The service, performed in cooperation with FIT - Federazione Italiana Tabaccai, is provided every day from 6 a.m. to 11 p.m., including holidays, at a cost of 1 Euro (the same cost charged by other collecting bodies for similar services).

It is easy to identify shops providing the service: all of them, in fact, show the window sticker "Pay your Enel bill here!" and "PUNTOLIS® - Lottomatica Italia Servizi - a fast service does pay".



Fri, February 4, 2005

Lotto wagers January 2005

wagers total 1,202 million euro in January 2005

During the draws of the first month of the year, Lotto wagers amounted to 1,201.9 million euro, compared with 652.1 million euro in the same month of 2004. In January 2005 9 draws were held, the same as in January 2004.

In particular, in January 2005 wagers from "core" bets (excluding late numbers) amounted to 524 million euro (576.2 million euro in January 2004), whilst wagers from bets on "late numbers" amounted to 677.9 million euro, vs. 75.9 million euro in the same period of 2004.

Winnings in January 2005 totalled 300.4 million euro compared with 303.6 million euro in January 2004.

03/03/2005

Conference call 2004 Company Results and 2005-2007 Business Plan

Rome, March 3, 2005 – Lottomatica S.p.A is pleased to invite you to join a conference call, to discuss 2004 Company Results and 2005-2007 Business Plan.

The conference will take place on Thursday, March 10th, 2005

11.00 a.m. (CET) / 10.00 p.m. (GMT)

The speakers will be:

ROSARIO BIFULCO Chief Executive Officer

FABIO CELADON Finance Director

A slide Presentation will be available at the start of the conference on our web site

Dial in:

Italy: +39 02 802 09 34

UK: +44 208 792 9750

Please dial in 10 minutes before the conference call starts

For operator assistance during the conference call, please dial *0



03/04/2005

Lotto game: wagers total 661.1 million euro in February 2005

Rome, February 4, 2005 – During the draws of February, Lotto wagers amounted to 661.1 million euro, compared with 592.7 million euro in the same month of 2004. In February 2005 8 draws were held, the same as in February 2004.

In particular, in February 2005 wagers from "core" bets (excluding late numbers) amounted to 494.8 million euro (505.4 million euro in February 2004), whilst wagers from bets on "late numbers" amounted to 166.3 million euro, vs. 87.3 million euro in the same period of 2004.

Winnings in February 2005 totalled 771.7 million euro compared with 511.2 million euro in February 2004.



03/08/2005

LOTTOMATICA APPROVES FY04 RESULTS

Net revenues of 582.8 million Euro,+17% compared to FY03

EBITDA of 272.2 million Euro, + 36% compared to FY03

EBIT up to 143.2 million Euro, + 99% vs FY03

Net profit over 61 million Euro

Proposed dividend of 1.7 Euro per share

Entry in the S&P/MIB index effective from March 21, 2005

Rome, March 8, 2005 - The Board of Directors of Lottomatica S.p.A., chaired by Mr. Antonio Belloni, approved today the draft Financial Statements for 2004. The Board of Directors also resolved upon the proposed ordinary and extraordinary dividend, approved the new 2005-2007 Business Plan guidelines and called the Meeting for April 15, 2005.

Consolidated Net Revenues totalled 582.8 million Euro in 2004, growing by 16.7% compared to 499.5 million Euro in 2003. The Revenues including the face value of top-ups and the commission due to the points of sale are equal to 1,234.2 million Euro (961.1 million Euro compared to the same period of 2003). The variation compared to the same period of 2003 is due to increased revenues from lotto wagers, the development of top-ups, the change in the consolidation area due to the exclusion of Global Bingo Corporation, the launch of instant and traditional lotteries, as well as the consolidation of the Totobit Group.

In particular, FY04 results were positively affected by the excellent year for the Lotto game with a more than 68% growth in wagers compared to FY03, due essentially to the higher volume collected for late numbers. Revenues for Lottomatica total 494.2 million Euro.

Services Net Revenues amounted to 48.9 million Euro (+ 58% compared to FY03), mainly thanks to the sale of top-ups for mobile telephones. This increase is due both to the on-line top-ups market growth (approximately 182 million top-ups sold by Lottomatica compared to 109 million in 2003) and to POS extension (more than the current 45,000, including Totobit sales outlets). The positive launch of the payment services for Telecom Italia and Enel bills should be noted.

Scratch & Win lottery was launched in the month of June, obtaining a volume collected of approximately 400 million Euro as of December 31, 2004 (more than 270 million tickets sold compared to approximately 150 million in the same period of the previous year).

FY04 EBITDA totalled 272.2 million Euro, equal to 47% of Revenues (40% in FY03), growing by more than 36% compared to FY03, due to the increase in Lotto wagers, the positive result recorded in the Services sector and the improvement in efficiency.

EBIT totalled 143.2 million Euro (71.9 million Euro as of December 31, 2003).

Consolidated Financial statements as of December 31, 2004, show a net profit equal to 61.2 million Euro (9.7 million Euro as of December 31, 2003), after financial charges for 13.5 million Euro and extraordinary charges for 19.2 million Euro.

Lottomatica Net Debt position fell to 48.4 million Euro, showing a strong improvement compared to 168.6 million Euro as of December 31, 2003, mainly due to the Lotto wagers, the sale of GBC, Global Bingo Corporation, to Cirsa Business Corporation for 64 million Euro, and the improvement in Working Capital management. It is to be underlined that during the month of April 2004, Lottomatica paid 177.7 million Euro dividends to shareholders.

Consolidated Income Statement (€ million)	31/12/2004	delta%	31/12/2003*
Net revenues	582,8	+16,7%	499,5
EBITDA	272,2	+36,3%	199,6
EBITDA %	46,7%		40,0%
EBITA	197,3	+47,8%	133,5
EBIT	143,2	+99,3%	71,9
EBIT %	24,6%		14,4%
Net profit	61,2	+563,3%	9,7

(*) Pro-forma figures

FY04 draft Financial Statements approved by the Board of Directors of Lottomatica S.p.A. will be submitted for approval to the Shareholders' Meeting called for April 15, 2005.

The Board of Directors also resolved to propose to the Meeting to distribute a dividend of 1.7 Euro per share, for a total amount of 151.2 million Euro, to shareholders. If approved by the Meeting, the dividend will be paid on April 28, 2005, by utilising the existing liquid assets of the company, with dividend ex-date April 25, 2005.

The Board of Directors also approved 2005-2007 Business Plan strategic guidelines (which will be presented to the market on March 10, 2005) confirming the targets of growth, margin improvement and further important developments mainly in Services and non-Lotto games sectors.

Lottomatica stock was admitted to the S&P/MIB index, effective from March 21, 2005. This index includes 40 stocks selected among those issued by the main Italian listed companies, based on the ranking of all listed stocks, firstly taking into account the relevant sector, then their liquidity, and, finally, the market capitalisation utilising the free float criterion. The most representative stocks of each sector are selected by taking into account their liquidity and the relative size with respect to other companies in the same sector.

Finally, the Board of Directors resolved to propose to the Meeting to delegate the Board itself to increase the share capital up to a maximum of 10% of the current

share capital, excluding the right of first refusal serving extraordinary operations as already established, as well as stock option plans reserved to Lottomatica S.p.A. directors and the group's managers.

Mr. Rosario Bifulco, Managing Director of Lottomatica, commented "FY04 results exceeded our expectations thanks to the exceptional Lotto wagers. Our strategies to develop the Services business, to differentiate the games and the network, and to further improve efficiency, are successful and appreciated by the market. For our company the new entry in the S&P/MIB index is a very key point, as well as an opportunity to further improve our visibility on the market. "

Lottomatica S.p.A.

The parent company Lottomatica S.p.A. show net revenues of 542.4 million Euro (440.6 million Euro in 2003) and a net profit of 47.1 million Euro (29.5 million Euro as of December 31, 2003).

03/09/2005

ADJUSTMENT TO LOTTOMATICA SHAREHOLDERS MEETING DATE

Rome, March 8, 2005 – With regard to FY04 Results press release released today, Lottomatica specifies as follows.

As Lottomatica stock was admitted to the S&P/MIB index, effective from March 21, 2005, new Italian Stock Exchange rules are applied compared to the ones applied before as regard to dividend ex-date. As a consequence, the dividend ex date cannot be fixed for April 21, 2005 as indicated in the above mentioned press release, and it is set for April 18. The dividend will be paid on April 21.

Shareholders Meeting will be called for April 12, 2005.

03/10/2005

New 2005-2007 Business Plan

Milan, March 10, 2005 - Rosario Bifulco, CEO and Managing Director of Lottomatica S.p.a. and Fabio Celadon, Finance Director of the same Company, today presented the new Lottomatica Group 2005-2007 Business Plan to the financial community. The Plan confirms the strategic objectives of 2004-2006 Plan and envisages a 2004-2007 CAGR in the Ebitda margin equal to approximately 5%.

In detail, the Plan sets out the following points:

Lotto Game

The Plan strategy is aimed at grasping the growth opportunities in betting offered by the innovations introduced with 2005 Budget Law. The communication strategy will be aimed at supporting wagers by promoting awareness of the changes adopted.

"Terminals Project": Lottomatica has approved a substantial investment in the network's modernisation through the replacement of approximately 33,000 terminals with new-generation terminals and consequent significant improvement in flexibility, functionality, easy maintenance and service efficiency.

Diversification of gaming portfolio

Lottomatica continues its policy of diversification of its gaming portfolio and in particular expects:

- a further development of Scratch & Win lottery (with a forecast collection of up to 2.4 billion Euro in 2007 compared to 400 million Euro collected in 2004)

- the start of pari-mutuel betting and potential upside from fixed-odds betting.

Services further development

In this sector, which has always been central to the most recent Lottomatica business plans, the new Plan is characterised by:

- a strong increase in the services currently in portfolio;

- the development of new payment and collection services (e.g. utilities bills);

- the launch of Stamp Duties and Stored Value;

- the network expansion and diversification (over 45,000 direct POS in 2007).

Margins improvement

After already achieving in 2004 the cost savings forecast for 2005 (60 million Euro in the 2003-2004 period in addition to 13 million Euro out of 2002), the Company expects further efficiencies of approximately 30 million Euro by 2007.

ANALYST MEETING

2004 Results

2005-2007 Business Plan

Borsa Italiana - Milan, March 10th, 2005

GRUPPO LOTTOMATICA giochi e servizi

Agenda

1. Highlights 2004
2. Risultati 2004
3. Business Plan 2005-2007
   - ⇨ Business Plan Guidelines
   - ⇨ Games
     - Lotto
     - Scratch & Win
     - Sports Games
     - Gaming machines
   - ⇨ Services
   - ⇨ Savings and Capital budget
4. Financial Policy Outlook
5. Q&A

Agenda

1. **2004 Key Highlights**
2. FY04 Results
3. 2005-2007 Business Plan
   - ⇨ Business Plan Guidelines
   - ⇨ Games
     - Lotto
     - Scratch & Win
     - Sports Games
     - Gaming machines
   - ⇨ Services
   - ⇨ Savings and Capital budget
4. Financial Policy Outlook
5. Q&A

Financial Highlights 2002-2004


REVENUES 2002-2004
+40.3 €m
€m
600
400
200
0
542.5
499.5
582.8
2002
2003
2004


EBITDA 2002-2004
+93.7 €m
€m
300
200
100
0
178.5
199.6
272.2
2002
2003
2004

- Revenues +17% vs. FY03 thanks to excellent year for Lotto wagers (2004 new historical peak)
- Significant increase of EBITDA margin from 40% in FY03 to 47% in FY04

Financial Highlights 2002-2004

NET DEBT 2002-2004


€m
-20
-105
-190
(45.2)
(168.6)
(48.4)
2002
2003
2004

DIVIDENDS 2002-2004


€m
300
200
100
0
264.4
292.2
177.7
2002
2003
2004

- ⇨ **Net Debt down to 48.4 €m thanks to Lotto collection, GBC disposal and NWC improvements**
  - ⇨ **177.7 dividend distributed with over 10% dividend yield**
    - ⇨ **734 €m dividends distributed over last 3 years**

Delivery on Strategic Guidelines

STRATEGIC GUIDELINES	2004 DELIVERY
Focus on core business	▪ Sale of 50% stake in GBC (Global Bingo Corporation) to Cirsa for 64 €m
Diversification of Gaming Portfolio	▪ Successful launch of Scratch & Win lotteries (over 270 million tickets sold) ▪ Start of pari-mutuel Betting ▪ Award of Gaming machines network provider concession
Further development in Services	▪ Further strong growth (58% in Revenues and +49% in EBITDA vs FY03) ▪ Telecom Italia and Enel bills payment service launched ▪ Migration of Services offering to independent network infrastructure completed

Delivery on Strategic Guidelines

STRATEGIC GUIDELINES	2004 DELIVERY
Improve Efficiency and boost margins	Already achieved cost savings expected by 2005 (59 €m on top of 13 €m)
Enhance cash generation	Over 285 €m of Free Cash Flow generated
Optimize capital structure and return Cash to Shareholders	Distributed dividends in excess of 177 €m with over 10% Dividend yield

Shareholding structure


27.3%
55.1%
7.7%
7.0%
3.0%
Fineurogames
Nuova Tirrena
Toro Assicurazioni
Fidelity Investments
Free floating
De Agostini group

Share Capital of 88.9 €m (88,939,280 outstanding shares)

⇨ **New shareholders' structure after placement of 5.6% Gesfin stake in September 2004**

⇨ **Free float increased from 29% to 35%**

Share price trend



Price
160
150
140
130
120
110
100
90
80
Volume
1,600,000
1,400,000
1,200,000
1,000,000
800,000
600,000
400,000
200,000
Lottomatica +56.7%
S&P/MIB +12.9%
Midex +11.7%
Dow Jones +3.6%
02/01/04 04/02/04 08/03/04 10/04/04 13/05/04 15/06/04 18/07/04 20/08/04 22/09/04 25/10/04 27/11/04 30/12/04

Source: Bloomberg data (Price Last, rebased for 2004 dividends)

- ⇨ **Total volumes of 57.3 million shares in FY04 (daily average of 223,138)**
- ⇨ **2.4 €bn Mkt Cap as of December 31, 2004**
- ⇨ **Starting from March 21, 2005 Lottomatica will be included in S&P/MIB index**

Agenda

1. 2004 Key Highlights
2. **FY04 Results**
3. 2005-2007 Business Plan
   - ⇨ Business Plan Guidelines
   - ⇨ Games
     - Lotto
     - Scratch & Win
     - Sports Games
     - Gaming machines
   - ⇨ Services
   - ⇨ Savings and Capital budget
4. Financial Policy Outlook
5. Q&A

FY04 Results by segment

(€ million)	Revenues FY03	Revenues FY04	EBITDA FY03	EBITDA FY04	Capex FY03	Capex FY04
Lotto	412.8	494.2	168.3	250.9	38.7	14.1
Sports Games	9.5	13.2	(0.6)	(3.3)	10.4	0.0
Scratch & Win	-	23.5	-	3.6 ***		12.9
Services	30.9	48.9	14.5	21.6	2.6	12.7
Other*	46.3	3.0	17.4	(0.6)	5.5	13.2
Total	**499.5**	**582.8**	**199.6 ****	**272.2**	**57.2**	**52.9**

⇨ **Lotto Revenues +20%, EBITDA margin at 51%**

⇨ **Services Revenues +58%, EBITDA margin at 44% (up 49% vs FY03)**

*: "Other" 2004 include Gaming machines and PCC data - "Other" 2003 include Bingo (Revenues 38 €m, EBITDA 11 €m, Capex 2.1 €m)
**: EBITDA 2003, 4 €m restated (general costs)
***: Including approx. 7.7 €m grants

Lotto and Scratch & Win

LOTTO WAGERS


€m
12,000
8,000
4,000
0
+68% growth
11,689
6,938
1,350
5,588
5,655
6,034
+318% growth
+8% growth
2003
2004
Core wagers
Late numbers

S&W WAGERS


€m
400
200
0
+77% growth
399.1
225.9
2003
2004

Tickets	151 m	273 m

Note: 2004 Lottomatica first year management

Services – Revenues


SERVICES REVENUES
€m
60
40
20
0
+26% growth
38.9
48.9
6.4
3.9
8.0
19.9
6.7
4.6
7.8
29.2
2003
2004
Other
Ticketing
Rai TV license
Car road tax
Top up cards

Note: 2003 revenues proforma to include Totobit

Revenues FY04 vs FY03



€m
600
400
200
0
499.5
-38.3
82.6
23.5
18.0
-2.7
582.8
2003
Deconsoli-dation*
Lotto
New business
Services
Other
2004

(*) Mainly Spanish Bingo operations

OPEX FY04 vs FY03


€m
300
200
100
0
299.9
-27.3
-26.0
44.5
19.1
310.2
2003
Deconsoli-dation*
Savings**
New business
Other
2004

(*) *Mainly including Spanish Bingo operations*
(**) *Including Network and Paper costs*

EBITDA FY04 vs FY03


€m
300
200
100
0
199.6
-11.0
80.3
7.1
-2.9
3.6
-4.4
272.2
2003
Deconsoli-
dation*
Lotto
Services
Sports
Games
S&W
Other
(PCC,VLT,
Betting)
2004

(*) Mainly including Spanish Bingo operations

FY04 Consolidated Income Statement

(€ million)	FY03	FY04
Gross Revenues	961.1	1,234.2
Net Revenues	499.5	582.8
Opex	(299.9)	(310.7)
EBITDA	**199.6***	**272.2**
EBITDA margin %	*40.0%*	*46.7%*
EBITA	133.5	197.3
Goodwill	(61.7)	(54.1)
EBIT	**71.9**	**143.2**
EBIT margin %	*14.4%*	*24.6%*
Financial income (charges)	21.0	(13.5)
Extraordinary income (charges)	(90.6)	(19.2)
Net Income	**9.7**	**61.2**
Net Income margin %	*1.9%*	*10.5%*

*: *EBITDA 2003, 4 €m restated (general costs)*

GRUPPO LOTTOMATICA giochi e servizi

Cash Flow and NFP as of December 31, 2004

(€ million)	FY03	FY04
Initial NFP	(45.2)	(168.6)
Cash Flow from Operations	182.3	274.2
Capex	(57.1)	(52.9)
Investments	40.3	64.4
Dividends	(292.2)	(177.6)
Other	3.3 **	12.2 *
Closing NFP	**(168.6) *** **	**(48.4)**

*: Consolidation difference
**: Capital increase
***: Restated € 3.9m

Balance Sheet as of December 31, 2004

(€ million)	FY03	FY04
Net fixed assets	681.6	545.2
Net working capital	(102.4)	(196.2)
Severance pay fund	(5.7)	(6.8)
Net Invested Capital	**573.5**	**342.2**
Shareholders' Equity	401.0	286.1
Minority interests	3.8	7.6
Net Financial Debt	168.7	48.4
Sharehold. Equity and Debt	**573.5**	**342.2**

Agenda

1. 2004 Key Highlights
2. FY04 Results
3. **2005-2007 Business Plan**
   - **Business Plan Guidelines**
   - Games
     - Lotto
     - Scratch & Win
     - Sports Games
     - Gaming machines
   - Services
   - Savings and Capital budget
4. Financial Policy Outlook
5. Q&A

2005-2007 Business Plan Guidelines

NEW BP 2005-2007

- 2004-2006 BP Strategic Objectives confirmed
- 2004-2007 EBITDA CAGR of approx. 5%

LOTTO

- 2005 Budget Law Innovations
- Terminals Replacement Project
- Communication strategy to support product innovations

GAMING PORTFOLIO DIVERSIFICATION

- S&W roll out after successful launch
- Start of Pari-Mutuel Betting and potential upside from Fixed-Odds Betting
- Consolidation of Gaming machines market

2005-2007 Business Plan Guidelines

SERVICES FURTHER DEVELOPMENT	Further development of payment and collection services (e.g. Utilities bills) and launch of Stamp Duties and Stored Value leveraging proprietary processing platform Network expansion and diversification (over 45,000 direct POS)
MARGINS IMPROVEMENT	Continuous delivery on Cost Savings: further 30 €m savings by 2007
EXTERNAL GROWTH	Select international value accretive growth opportunities
DIVIDEND POLICY	2004 Dividend proposed: 1.7 € DPS (approx. 151 €m) Commitment to return excess cash to shareholders

Revenues and EBITDA targets

REVENUES-EBITDA



5-6% Rev. CAGR 04-07
€m
600
400
200
0
583
47%
60%
40%
20%
0%
2004
2007E
Revenues
EBITDA %

REVENUES MIX



100%
75%
50%
25%
0%
3%
4%
8%
85%
6%
13%
16%
66%
2004
2007E
Lotto
Services
Scratch & Win
Other

- **Mid single digit 04-07 compounded annual growth rate in Revenues maintaining EBITDA margin consistently north of 45%**
- **Increased portfolio diversification**

Agenda

1. 2004 Key Highlights
2. FY04 Results
3. **2005-2007 Business Plan**
   - ⇨ Business Plan Guidelines
   - ⇨ Games
     - Lotto
     - Scratch & Win
     - Sports Games
     - Gaming machines
   - ⇨ Services
   - ⇨ Savings and Capital budget
4. Financial Policy Outlook
5. Q&A

Lotto – Market and Regulatory Framework

INNOVATIONS IN 2005 BUDGET LAW

New Multipliers for Winnings

- TERNO, bet on three numbers pays 4,500x (4,250x before)
- QUATERNA, bet on four numbers, pays 120,000x (80,000x before)
- CINQUINA, bet on five numbers goes from 1,000,000x to 6,000,000x
- Tax Payable on winnings increased from 3% to 6%

Exact order of drawn number

- Players can also guess the exact position a number is drawn on a wheel (prize multiplier of 55x). Launch planned for mid March

Eleventh wheel

- The introduction of the "National Wheel" requires regulation to be implemented presumably by June-July 2005

3rd weekly drawing

- A 3rd weekly drawing may be introduced by AAMS

Lotto – Terminals Replacement Project

Lotto Terminals replacement

- Replacement with new generation terminals of approx. 33,000 10 year old terminals fully depreciated and technologically obsolete by 2012

Rationale

- New terminals much more user friendly
- Significant improvement in functionality and flexibility (sw development and upgrade)
- Easier and less expensive to maintain
- Strengthened relationship with Sales network
- Positive NPV

⇨ **Roll out starting from 2Q 2005**

Lotto – Key Targets



WAGERS
€bn
12
9
6
3
0
7.5
6.9
11.7
7.8
1.9
1.3
5.7
1.7
5.6
6.0
6.1
Average '00-'02
2003
2004
2007E
Core wagers
Late numbers

POS	27,400	33,000	35,000



REVENUES-EBITDA
€m
500
250
0
60%
30%
0%
415
413
494
454
39%
41%
51%
55%
Average '00-'02
2003
2004
2007E
Revenues
EBITDA

⇨ **Continuous focus on increasing Wagers in a stable market**

⇨ **Steady and moderate Revenues growth. Growth in EBITDA margin and subsequent stabilization in 2005-2007**

Scratch & Win – Strategy

OBJECTIVES	GUIDELINES
Pricing	▪ Extension of pricing range with consequent increase in average price per ticket through ✓ Optimization of current portfolio (1€/2€/3€) ✓ Introduction of "special editions" (5€)
Product Portfolio	▪ Constant Product innovation ▪ Portfolio differentiation to target different player segments
Network	▪ Network extension up to 50,000 POS ▪ Diversification with focus on bars and newsstands
Communication	▪ Advertising campaigns focused on frequency of wins ▪ New promotions and marketing initiatives for players and retailers

Scratch & Win – Key Targets

WAGERS*


€bn
3.0
2.0
1.0
0.0
0.5
2.4
2004
2007E

Tickets	0.3 bn	1.2 bn

REVENUES*


€m
100
75
50
25
0
55-60%
CAGR 04-07
2004
2007E

POS	25,400	50,000

* Wagers and Revenues including Traditional Lotteries

⇨ **Strong business growth between 2004-2007**

⇨ **EBITDA margin up to approx. 10-15% of Revenues in 2007**

Sports Games and Betting–Market and Regulatory Framework

Totalcio-Totogol

- Declined market for soccer pools despite the new regulatory framework and the efforts to re-launch the games
- 2005 budget law: pay out up to 50% from 35%

Tris

- Steady market for Tris game
- Concession expiry at the end of 2005
- Game likely to be distributed through Sport games network

New Pari-Mutuel Betting

- Introduced new soccer game "Big Match"
- Other new non-sports related games just launched (Big Show, Big Race)

Fixed Odds Betting

- Bookmakers concessions expiry for 700 agencies in 2005
- Sector regulatory framework under review: tenders expected in the next few months

Sports Games and Betting – Key Targets

WAGERS*


€bn
1.5
1.0
0.5
0.0
1.0
1.3
2004
2007E

	2004	2007E
POS	5,855	5,530

REVENUES*


€m
20
15
10
5
0
5-8%
CAGR 04-07
2004
2007E

* Revenues and Wagers including Pari-Mutual Betting starting from 2005

- ⇨ **Consolidation of market share over 26.5% for soccer pools**
  - ⇨ **EBITDA to break even by 2007**
- ⇨ **Potential upside related to Fixed Odds Betting regulatory review**

Gaming Machines – Strategy

OBJECTIVES	GUIDELINES
AWP terminals installed	Approx. 8,000 AWP terminals installed
Network Service Provider role	Focus on Service Provider role leveraging Lottomatica core competence delivering high quality standards Strategic partnership agreements to leverage Lottomatica existing POS network
Potential upside	Potential market consolidation Exploitation of potential changes in Network Service Provider role subsequent to the introduction of Videolotteries regulation

Gaming Machines – Key Targets

REVENUES-EBITDA


€m
20
15
10
5
-1
-6
4
2
-1
-4
-6
2004
2007E
Revenues
EBITDA

⇨ **Revenues over 15 €m and EBITDA to break even by 2006**

Agenda

1. 2004 Key Highlights
2. FY04 Results
3. **2005-2007 Business Plan**
   - ⇨ Business Plan Guidelines
   - ⇨ Games
     - Lotto
     - Scratch & Win
     - Sports Games
     - Gaming machines
   - ⇨ **Services**
   - ⇨ Savings and Capital budget
4. Financial Policy Outlook
5. Q&A

Services - Market Overview

Prepaid

- MOBILE
  - ✓ Market reaching almost 10 €bn in 2004 with approx. 5-7% 2004-2007 compounded annual growth rate
  - ✓ Continuous growth of on-line channel and cannibalization of scratch card segment
- FURTHER OPPORTUNITIES
  - ✓ Digital broadcast TV
  - ✓ Prepaid Utilities

Payment and Collection services

- Growing market for Utilities bills and national, local taxes payment and collection services (900 million transactions in 2004). Over 150 m Utilities bills by 2007

III party Transaction Processing services

- Outsourcing of transaction processing allows to exploit scale economies (e.g prepaid and loyalty programs)

Stored Value

- Leverage existing POS installed base for payments through prepaid cards

Services – Strategy

OBJECTIVES	GUIDELINES
Network expansion	■ Network expansion up to 45,000 POS with focus on tobacconists and bars ■ Independent and dedicated proprietary network infrastructure that can be leveraged also for Processing and Stored value
"Punto LIS" brand	■ Launch of new brand name
Development of existing Services Portfolio	■ Consolidation of traditional Services ✓ Prepaid top ups up to 27% mkt share by 2007 (24% in 2004) ✓ Stable mkt share for Car road tax and TV licenses
Launch of new Services	■ Expansion of new Services ✓ Payment and Collection services: Utilities bills 18% mkt share by 2007 ✓ Processing ■ Stamp Duties ■ Stored Value

Services – Key Targets

REVENUES



€m
120
100
80
60
40
20
0
30-35%
CAGR 04-07
2004
2007E

EBITDA



€m
60
40
20
0
New Services
Existing Services
30-33%
CAGR 04-07
2004
2007E

⇨ **High compounded annual growth rate both in Existing and in New Services leveraging on proprietary network**

⇨ **Stable EBITDA margin**

Services – Key Targets


NETWORK POS
POS
60,000
40,000
20,000
0
7,700
29,000
13,400
32,300
17,900
44,500
2003
2004
2007E
Indirect POS
Direc POS


Outlets by type
Gas station
Other
Newspaper stands
Tobacconist
Bar

⇨ **Further extension of independent direct POS**

⇨ **Over 60,000 POS by 2007 comprising indirect POS for III party transaction processing**

Agenda

1. 2004 Key Highlights
2. FY04 Results
3. 2005-2007 Business Plan
   - ⇨ Business Plan Guidelines
   - ⇨ Games
     - Lotto
     - Scratch & Win
     - Sports Games
     - Gaming machines
   - ⇨ Services
   - ⇨ Savings and Capital budget
4. Financial Policy Outlook
5. Q&A

Savings


Maintenance
Network
Logistics
€m 110
90
60
30
0
13
34
26
73
30
103
2002
2003
2004
02-04
05-07
02-07

⇨ **Already achieved in 2004 Savings expected by 2005 (59 €m vs 2002)**

⇨ **Further improvement of approx. 30 €m by 2007**

Capital budget

CAPEX



€m
200
150
100
50
0
2004
cumulated 05-07
Maintenance
Terminals project
Other projects

⇨ **New projects approx. 60% of total cumulated capital budget in 2005-2007 Plan period**

Agenda

1. 2004 Key Highlights
2. FY04 Results
3. 2005-2007 Business Plan
   - Business Plan Guidelines
   - Games
     - Lotto
     - Scratch & Win
     - Sports Games
     - Gaming machines
   - Services
   - Savings and Capital budget
4. **Financial Policy Outlook**
5. Q&A

Profitability Ratios

EBITDA MARGIN 04-07



60%
30%
0%
47%
46%
2004
2007E

EBITA MARGIN 04-07



50%
25%
0%
34%
36%
2004
2007E

EBIT MARGIN 04-07



40%
20%
0%
25%
26%
2004
2007E

NET PROFIT % 04-07



15%
10%
5%
0%
11%
14%
2004
2007E

LOTTOMATICA giochi e servizi

Financial Policy

- Strong Free Cash Flow generation (approx. 450 €m in 2005-2007)

- Increased focus on growth opportunities
  - International lotteries markets
  - Domestic and international services business
  - International gaming machines markets

- Distribution of excess cash to shareholders

- Conservative Financial Profile

Financial Ratios – Coverage & leverage

EBITDA INTEREST COV. 04-07


36.9x
20.1x
30
20
10
0
2004
2007E

EBIT INTEREST COV. 04-07


21.4x
10.6x
20
10
0
2004
2007E

FFO/NET DEBT 04-07


500%
373%
250%
n/m
0%
2004
2007E

NET DEBT/EBITDA 04-07


0.2
0.18X
0.1
n/m
0.0
2004
2007E

GRUPPO LOTTOMATICA giochi e servizi

OUR COMMITMENT

Focus on Value Creation

FURTHER IMPROVEMENT IN SERVICES

CONTINUOUS GAMING PORTFOLIO DIVERSIFICATION

STRONG CASH FLOW GENERATION IN 2005-2007

FOCUS ON VALUE ACCRETIVE GROWTH OPPORTUNITIES

HIGH ANNUAL DIVIDEND YIELD

Agenda

1. 2004 Key Highlights
2. FY04 Results
3. 2005-2007 Business Plan
   - ⇨ Business Plan Guidelines
   - ⇨ Games
     - Lotto
     - Scratch & Win
     - Sports Games
     - Gaming machines
   - ⇨ Services
   - ⇨ Savings and Capital budget
4. Financial Policy Outlook
5. **Q&A**

Agenda

1. 2004 Key Highlights
2. FY04 Results
3. 2005-2007 Business Plan
   - Business Plan Guidelines
   - Games
     - Lotto
     - Scratch & Win
     - Sports Games
     - Gaming machines
   - Services
   - Savings and Capital budget
4. Financial Policy Outlook
5. Q&A

Appendix

Italian Gaming Market - Historical Trend



€m
20,000
15,000
10,000
5,000
0
Lotto
Other Games
5,404
5,771
6,575
7,610
8,940
10,758
11,021
13,747
17,414
14,440
14,527
15,626
15,127
24,320
1,637
2,005
2,517
2,801
2,796
3,213
4,537
6,357
10,090
7,349
7,336
7,863
6,938
11,689
3,767
3,766
4,058
4,809
6,144
7,545
6,484
7,390
7,324
7,091
7,191
7,763
8,189
12,630
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004E

	1991	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004E
Lotto market share	30%	35%	38%	37%	31%	30%	41%	46%	58%	51%	50%	50%	46%	48%

Source: AAMS (2004 data not actual).

Note: 2004 data include approx. 4 €bn of Gaming machines wagers vs. previous years equal to zero (the game was illegal)

⇨ **Mature stage of the Gaming market in the period '00-'03. Relaunch in 2004 thanks to excellent Lotteries wagers and to new legalized Gaming machines**

GRUPPO LOTTOMATICA giochi e servizi

Lotto Wagers – Historical Trend


Late Numbers Wagers
"Core" Wagers
No. of PoS
Wagers (€m)
No. of PoS
12,000
10,000
8,000
6,000
4,000
2,000
0
30,000
20,000
10,000
Introduced 2nd weekly drawing
2,800
2,796
3,213
4,537
6,357
10,090
7,349
7,336
7,863
6,938
11,689
2,408
2,433
2,892
4,129
5,324
5,958
5,232
5,674
5,897
5,588
6,035
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004

	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004
PoS	4,287	4,300	4,314	7,752	10,817	13,198	14,784	23,897	30,853	31,500	33,066

⇨ **Core wagers growing until 2003 (maturity phase) reaching a solid base of almost 6 €bn. 2004 is the new peak**

⇨ **Lotto market share accounts for approx 50% of total**

Italian Gaming Market – Other Games


€m
13,000
9,750
6,500
3,250
0
3,767
3,766
4,058
4,809
6,144
7,745
6,848
7,391
7,324
7,091
7,191
7,763
7,668
12,629
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004E
Horse betting
Sports betting
Totocalcio
Tris
Scratch & Win
SuperEnalotto
Bingo
Gaming Machines
Other

Source: AAMS (2004 data not actual)

⇨ **Stable market between 1999-2003**

⇨ **2004 data include approx. 4 €bn of Gaming machines wagers (first year of legal game)**

Analyst coverage

Broker	Analyst	Telephone
ABN Amro	Michael Pacitti	+44 20 76784135
Caboto	Ester Brizzolara	+39 02 86335984
Cheuvreux	Marco Baccaglio	+39 02 80628320
Citigroup	Mauro Baragiola	+39 02 86484703
Euromobiliare	Domenico Ghilotti	+39 02 6204249
Intermonte	Laura Pennino	+39 02 77115742
Jefferies	Alex Boyle	+44 20 76535517
Kepler	Davide Vimercati	+39 02 85507218
Morgan Stanley	Carolina Jimenez Garcia	+44 20 74253714
UBM	Antonella Frongillo	+39 02 88623713
UBS	Laura Leonardelli	+39 02 72100254

Contacts

LOTTOMATICA S.P.A.

Rosario Bifulco – CEO and *Managing Director*

Fabio Celadon - *Finance Director*

Simona D'Agostino - *Investor Relator*

Please see item number 13 of Schedule I for an English description of this document.

Please see item number 14 of Schedule I for an English description of this document.

03/21/2005

Transition to IAS/IFRS

Project for transition to International Accounting Standards – IAS

and International Financial Reporting Standards - IFRS

As provided for by Community requirements, during 2004 Lottomatica started the project for transition to IAS/IFRS for consolidated accounts drafting.

A first project phase concerned the analysis of the main differences between the Italian national accounting standards and the abovementioned IAS/IFRS, as well as the assessment of alternative accounting treatments.

The most significant innovations will regard:

1. presentation of economic/financial sector information;

2. valuation, to be effected at least annually, of consolidation goodwill and differences for the purpose of identifying a possible loss of value (impairment test);

3. valuation of stock options to be classified in the equity settled share-based-payment transactions;

4. Staff severance fund (TFR) discounting back to evaluate at the accounts date the current value of the benefit, payable at the end of the employment relationship;

5. evaluation of all derivatives instruments which shall be entered in the financial statements at their fair value;

6. elimination of all extraordinary items;

7. evaluation of intangible assets in order to check their prerequisites to be shown separately under assets.

A second project phase is ongoing in which it is previewed that, for each consolidated company, new financial statements structures are defined, the amendments to corporate procedures are evaluated and the IT systems are adapted.

This project will be completed upon half-year Report as of June 30, 2005 approval. The results will be properly shared with the independent auditors.

Please see item number 16 of Schedule I for an English description of this document.

GRUPPO LOTTOMATICA giochi e servizi

CONSOLIDATED REPORT

AS OF

MARCH 31, 2005

Company Name	**Lottomatica - Società per azioni**
Fiscal Code	3285890962
Date of registration	December 19, 2002
Share Capital	€ 89,009,280 Subscribed: € 95,456,282 represented by no. 89,009,280 shares with a par value of € 1 each
Registered Office	Via Mosca, 45 - 00142 Roma

Board of Directors:

Chairman and Managing Director	Rosario *BIFULCO*
General Manager	Marco *SALA*
Board Members	Paolo *AINIO* Sergio *BARONCI* Antonio *BELLONI* Marco *BOROLI* Pietro *BOROLI* Sabino *CASSESE* Pier Luigi *CELLI* Paolo *CERETTI* Marco *DRAGO* Roberto *DRAGO* Lorenzo *PELLICCIOLI* Severino *SALVEMINI* Antonio *TAZARTES*

Board of Statutory Auditors:

Chairman	Francesco *MARTINELLI*
Regular Members	Paolo Andrea *COLOMBO* Angelo *GAVIANI*
Substitute Members	Giulio *GASLOLI* Marco *SGUAZZINI VISCONTI*
Independent Auditors	Reconta Ernst & Young

MANAGEMENT REPORT

LOTTOMATICA GROUP SHAREHOLDERS:

Lottomatica S.p.A. Shareholders
As recorded by Consob as of 14.04.2005

De Agostini Group: Fineurogames, Nuova Tirrena, Toro Assicurazioni


30.20%
55.10%
4.70%
7.00%
3.00%
Fineurogames S.p.A.
Nuova Tirrena S.p.A.
Toro Assicurazioni S.p.A.
Fidelity Investments Ltd
Free float

Note: For a more faithful and accurate representation of the share structure, the Consob information received after the quarter-end have been incorporated

Share Capital as of 31.03.2005:	Euro 89,009,280
Ordinary shares:	no. 89,009,280 with a par value of € 1 each

Following the free floating increase in 2004, Lottomatica stock was admitted to the S&P/MIB index, effective from March 21, 2005. This index includes 40 stocks selected among those issued by the main Italian listed companies, based on the ranking of all listed stocks, firstly taking into account the relevant sector, then, their liquidity, and, finally, the market capitalisation utilising the free floating criterion. The most representative stocks of each sector are selected by taking into account their liquidity and the relative size with respect to other companies in the same sector.

LOTTOMATICA GROUP AS OF MARCH 31, 2005

As of March 31, 2005, the Lottomatica Group is made up of the following companies:


LOTTOMATICA S.p.A.
100%
Lottomatica Sistemi S.p.A.
85%
Consorzio Lottomatica Giochi sportivi
5%
32.5%
Lottomatica Italia Servizi S.p.A.
63%
Consorzio Lotterie Nazionali
100%
TRIPLET S.p.a.
49%
51%
RTI Vidoelot S.p.A.
100%
Cirmatica Gaming S.A.
100%
Videolot Gestione S.p.A.
3.55%
Impenditori Associati (*)
100%
Lottomatica Argentina S.A. (*)
100%
Lottolatina do Brasil (*)
100%
PCC GS S.p.A.
Totobit Informatica S.p.A.
60%
20%
SED MULTITEL S.p.A.
100%
TTS srl
100%
LIS Finanziaria S.p.A.
10%
Easy nolo S.p.A.
(*) Companies in liquidation

The main business activities carried out by each Group company are summarised below.

CONSOLIDATED GROUP COMPANIES

Lottomatica is a government's concessionaire to manage the Lotto and other public games, as well as the parent of a Group active in the market of games, automated services for citizens and businesses and ticketing services. Furthermore, it provides:

- systems and products for games;
- hardware and software terminals and systems to process games and sports/horse racing betting;
- services to assist in the operations management and Help Desk for the Italian National Horse Racing Pari-Mutuel System.

On June 3, 2003, the Consorzio Lottomatica Giochi Sportivi was created between Lottomatica S.p.A., Totobit Informatica Software e Sistemi S.p.A., Totocom - Agenzie on-line and Telcos S.p.A., with headquarters in Rome to manage the businesses referred to in the "*Licence to assign activities and public functions regarding betting pools as well as any other games related to sporting events*".

Lottomatica Sistemi, established on December 10, 1999, is currently wholly owned (100%) by Lottomatica. Lottomatica Sistemi manages the *Centri di Elaborazione di Zona* (Area Data Processing Centres) that make up the periphery of the Lottomatica IT network. Furthermore, the company began providing technical and commercial assistance from March 2004 through its help desk service.

The purpose of the company is to produce and supply specialised paper supports (betting forms, print-outs, travel tickets, betting and gaming slips); its operating headquarters and facilities are in the town of Tito (Province of Potenza). The company is a wholly-owned subsidiary (100%) of Lottomatica Sistemi.

On December 10, 2003, Lottomatica S.p.A., Scientific Games International Inc., Arianna 2001 S.p.A., Olivetti Tecnost S.p.A. (taking over for Tecnost Sistemi S.p.A. following their merger by incorporation) and Servizi Base 2001 S.p.A. established the "Consorzio Lotterie Nazionali.", for the businesses referred to in the license to manage national lotteries.
Shares in the endowment fund are divided as follows:
Lottomatica 63%, Scientific Games 20%, Arianna 2001 15%, Olivetti Tecnost 1% and Servizi Base 2001 1%.

Lottomatica Italia Servizi, 92.5% owned by Lottomatica S.p.A., provides services for citizens, businesses, and sporting ticketing services. A new bill payment service, in agreement with Totobit S.p.A. subsidiaries, was initiated in September 2004 with satisfactory results.

The company operates a network of multi-function mini-terminals installed at shops with significant footfall (such as bars/bet collection points, service stations, newsstands, and others) aimed at providing remote services "for citizens."
At the moment, the system provides fixed and mobile telephone recharging services for all leading national operators.
Over 2004, Totobit launched the new "bill payment" business in co-operation with its 100% owned subsidiary Lis Finanziaria S.p.A.. It is also to be noticed that the development of the technological platform to manage instant lotteries carried out in co-operation with "Consorzio Lotterie Nazionali".
The first sales outlets at which the service was made available were the tobacconists under contract with the parent company LIS S.p.A. and the network of the "Autogrill" sales outlets.

This company, 60% owned by Totobit Informatica Software e Sistemi S.p.A., and 20% owned by Lottomatica S.p.A., was established on November 28, 2002, for the purpose of providing a specialised organisation capable of ensuring the necessary technological support, by coordinating and managing its own processing centres and through outsourcing, for the typical transaction activities of the remote services offered.

This company, 100% wholly-owned by Totobit Informatica is based in Marano di Napoli.
Within the Totobit group, it develops and distributes the software product to process and develop gaming systems at bet collection points. It provides clients with thorough technical/systems service, both by phone (through an in-house call centre) and on site. It also gathers subscription contracts throughout the territory for the services provided by the parent company.

This company, 100% owned by Totobit Informatica Software e Sistemi S.p.A., specifically established and registered with the *Albo degli Intermediari Finanziari* (Financial Brokers Register) pursuant to Article 106 of the *T.U.L.B.* (*Testo Unico delle Leggi in materia Bancaria e Creditizia*, Consolidation Act on Banking and Credit Laws), is responsible for managing the Lottomatica Group financial services. The utilities bill payment service was the first service to be developed, becoming fully operational from the end of September 2004.

Cirmatica

Cirmatica Gaming S.A., a company incorporated under the laws of Spain, established on July 25, 2000, is currently 100% owned by Lottomatica. The purpose of Cirmatica Gaming S.A. is the management and administration of financial and equity investments.

Triplet

On May 25, 2004, Triplet S.p.A., 100% owned by Lottomatica S.p.A., was established to design, install and operate IT systems. The company, together with Lottomatica S.p.A. in a Temporary Business Combine (*Raggruppamento Temporaneo d'Impresa*), was granted the licence to manage video lotteries.

Videolot Gestione

The company was established as a joint-stock company with a single shareholder on November 16, 2004, to organise, manage, purchase, dispose of, distribute and operate amusement and entertainment equipment.

Videolot Gestione S.p.A. is a company wholly owned by Lottomatica S.p.A..

UNCONSOLIDATED COMPANIES

RTI VIDEOLOT S.P.A., 51% owned by Lottomtica S.p.A. and 49% owned by Triplet S.p.A., was established on February 1, 2005. RTI Videolot S.p.A. was established in order to transfer the license heretofore granted to the Temporary Business Combine for exercising all licensed activities, in compliance with paragraph 4 of the Tender Specifications.

LOTTOMATICA ARGENTINA and LOTTO DO BRASIL, which have been put into voluntary liquidation by Lottomatica on May 13, 2004.

STOCK MARKET TREND

The strong recovery of the capital markets witnessed in 2004 also drove the main international markets in the early first quarter of 2005. Beginning in mid-February the trend gradually reversed, mainly following the rise in interest rates. Even investors who had focused on the most defensive industries began to cash in their profits. This trends is also apparent on the Italian market; the securities most affected were those that had recorded the best performance in recent months, especially those assimilated to bonds and those with high expected dividend yields (Utilities and Energy). Listings (especially American listings) are currently falling, but according to many financial analysts the circulating liquidity is still very high.

LOTTOMATICA STOCK IN THE FIRTS QUARTER OF 2005

The company falls to some extent within the framework described above. After a strong performance in 2004 and a high expected dividend yield, it peaked in February, then returned to the levels of early 2005 at the quarter-end.

In the first quarter of 2005, Lottomatica stock's performance was in line with the S&P/MIB index (+4.2%), while the main American indices showed a decline (Dow Jones –1.8%). Lottomatica stock's growth of 3.9% did not follow a linear progression; its best performance took place between mid-January and mid-February. The stock continued its correlation with the most important defensive stocks, in particular Utilities, especially in the first part of the year. There is still a close tie with the average trend of the primary stocks comparable with Lottomatica within the entire Leisure & Gaming industry worldwide. Interest in the stock

remains strong by institutional investors from the United Kingdom and United States, who perceive it to be a defensive, high-performing investment.

The average price of the stock over the three months was € 28.95. Overall, more than 26 million shares were traded in the period in question (almost half of 2004), with a daily average of 419,546 shares traded.

As of March 31, 2005, Lottomatica market capitalisation reached € 2.5 billion.
On April 2005, Lottomatica approved distribution of total dividends of € 1.7 per share, with an over 6% yield (among the highest in the Italian stock exchange).


Price
Volume
130
120
110
100
90
80
2.500.000
2.000.000
1.500.000
1.000.000
500.000
Lottomatica +3.9%
S&P/MIB +4.2%
Dow Jones -1.8%
Jan 03, 05 Jan 10, 05 Jan 17, 05 Jan 24, 05 Jan 31, 05 Feb 07, 05 Feb 14, 05 Feb 21, 05 Feb 28, 05 Mar 07, 05 Mar 14, 05 Mar 21, 05 Mar 28, 05

(Source: Bloomberg - Lehman Brothers)

STOCK OPTIONS

2001 – 2003 Plan
It will be recalled that all options assigned (and exercisable) within the same plan had been exercised by December 31, 2003.

2003 – 2005 Plans
The Shareholders' Meeting of April 14, 2003, resolved on an increase of the share capital through payment of funds up to a maximum of € 5,652,377 through the issue over one or more occasions of a maximum of 5,652,377 ordinary shares with a par value of € 1 each, serving stock option plans available to employees of the Company and its subsidiaries as well as to the Company's executive directors.
A number of stock option plans were adopted by the Board of Directors on June 11, 2003, with related regulations for the benefit of managers of the Company and its subsidiaries and the Company's executive directors (Chairman, Managing Director and Joint General Manager). Beneficiaries were allocated a total of 4,524,000 options (825,000 to managers, 661,000 to the Chairman, 2,026,000 to the Managing Director and 1,012,000 to the Joint General Manager). These options will not at any rate become exercisable before the closure of the financial year ended December 31, 2005, and this only on the achievement of specific targets (EBITDA) described in the respective regulations connected to the Company's Business Plan.
70,000 options were exercised consistently with the regulations applying to the plan in the first quarter of the year.

SUMMARY OF CONSOLIDATED ECONOMIC AND FINANCIAL PERFORMANCE

Analysis of Income Results

Values in thousands of euros	RECLASSIFIED INCOME STATEMENT		
	Report as of 31/03/2005	Report as of 31/12/2004	Report as of 31/03/2004
Revenues from sales and services	368,469	1,218,536	346,530
Change in inventories	152	-26	89
Capitalisation of internal construction costs	111	1,418	84
Other revenues	1,391	14,318	1,623
Total revenues	370,123	1,234,246	348,326
Costs for goods and services	235,986	893,811	250,951
Change in inventories	-168	-921	1,836
Added value	134,305	341,356	95,539
Personnel costs	14,645	56,102	16,508
Operating expenses	604	13,068	1,560
Gross Operating Margin (EBITDA)	119,056	272,186	77,471
Amortization of intangible assets	17,396	71,688	17,695
Depreciation of tangible assets	8,876	46,715	11,170
Write-down of fixed assets	0	609	0
Write-down of receivables	156	1,720	19
Other provisions	15	8,207	627
Operating profit (EBIT)	92,613	143,247	47,960
Financial income (charges)	-2,819	-13,279	-3,569
Profit before extraordinary items	89,794	129,968	44,391
Revaluations	-14	-243	-222
Extraordinary income (charges)	171	-19,227	-808
Profit before taxes (EBT)	89,951	110,498	43,361
Income taxes for the period	-35,915	-49,300	-19,698
Profit (loss) for the period	54,036	61,198	23,663
Profit (loss) for the period - minority interests	279	479	-658

As of 31.03.2005 Lottomatica Group showed a final consolidated Net income of €/000 54,036 (€/000 23,663 as of 31.03.2004).
Net profit for the period was €/000 53,757 (€/000 24,321 as of 31.03.2004).
Revenues from sales and services totalled €/000 368,469, compared to €/000 346,530 on March 31, 2004. Last year figures included €/000 65,128 for GBC, no longer included in the scope of consolidation. Revenues from sales and services are gross of the face value of top-ups and the commission for LIS and Totobit bet collection points (overall €/000 183,289). Net of these components, and the scope of consolidation being equal, revenues from sales and services total €/000 185,180 compared to €/000 143,700 for the first quarter of 2004 (+28.9%).

See the next chapter for a more in-depth analysis of the trends in individual lines of business.

TREND IN REVENUES BY LINE OF BUSINESS

Games

GIOCO DEL LOTTO

The figures as of March 31, 2005, grew compared to the same quarter of the previous year both in terms of the overall wagers and revenues for the commission due to Lottomatica. The profit is analysed in two different types of wagering: on the one hand is "normal" wagering (the so-

called "core"), which remains structurally stable over time and allow Lottomatica to achieve significant economic results by themselves; on the other hand, are "speculative" bets made on late numbers (meaning those numbers that have not been drawn for more than 100 drawings), where some players concentrate an additional amount of bets, with unit values considerably higher than average.
Data analysis as shown highlights total wagers of € 2.4 billion, for a 22.5% increase compared to the same period of the previous year. The wagers for late numbers, equal to approximately € 850 million, more than doubled compared to € 368 million recorded for the corresponding period of the previous year, showing an increase of 131%. The essentially stable "core" of the business decreased slightly by 3% compared to 2004, actually confirming the game stability of traditional players.

	Wagers €/000	Bets X 1,000	Revenues €/000
First quarter 2005	**2,402,762**	**689,111**	**155,203**
First quarter 2004	**1,960,960**	**726,204**	**126,984**
Delta %	22.5%	-5.1%	22.2%

As a result of the greater wagers for late numbers, the average bet in 2005 showed an increase, settling around € 3.4 compared to € 2.7.

The significant increase of wagers for late numbers derives mostly, on gambling on number 53 out of Venice, until it was drawn on February 9, 2005.

The same period also showed a decrease in the overall number of bets, 689 million versus 726 million last year (-5%); this decrease is essentially due to the increase in the average bet.
Against a 22.5% increase in the wagers, Lottomatica revenues amounted to €/mln 156 compared to €/mln 127 in 2003, with an increase of 22.2%.

Consorzio Lotterie Nazionali

On October 14, 2003, Lottomatica, as representative of the Temporary Business Combine, entered into an agreement with *AAMS (Amministrazione Autonoma dei Monopoli di Stato,* Italian State Monopoly) to grant the Licence for the automated management service of the national instant and traditional lotteries.

Instant lotteries

During the first quarter of 2005, Consorzio sold 169.4 million instant lotteries tickets, equal to a volume collected of € 272.7 million, up sharply compared to the sales effected by AAMS over the same period in 2004 of 42.9 million tickets, equal to a volume collected of € 64.3 million.

Two new games were released onto the market over the period: Tutti Frutti, € 2, and Las Vegas, € 3. Both of these games show satisfactory sales levels, and the € 3 product in particular confirms the positive acceptance by the market even for high-priced games.
The launch of these new products was supported by an advertising campaign based on television and dynamic billboards.

This thus confirms the strategy of progressively raising the average sale price by consolidating these three price categories, managing the existing game portfolio balanced with the introduction of new games. In this regard sales of the product Stella Stellina ended in the quarter, a product that allowed the introduction of the three-euro size, and that was completely sold out. This game was replaced by the game Las Vegas. Sales of the two-euro Thriller Tris game was suspended, for which sales results were unsatisfactory. This game was replaced by the game Tutti Frutti.

New 1-euro (Portafortuna) and 2-euro (Fai Scopa!) games have also been developed during the quarter, sales of which will be launched in the second quarter.
Expansion of the distribution network also continued, with the operative launch of sales in the bar channel, in addition to growth of the tobacconists channel.

Traditional lotteries
As also mentioned on previous occasions, the performance of the smaller lotteries did not match expectations, mainly due to the product itself: obsolete, not well positioned on the market and with few distinguishing and "appealing" characteristics.
The sales volumes of the Viareggio lottery, ended with the drawing of March 8, confirmed this trend with 316,910 tickets sold.
Drawings were conducted regularly, under the control of *AAMS*.

Economics
Revenues as of March 31, 2005, total €/000 12,655, of which €/000 9,966 refer to the commission on instant and traditional lotteries and other revenues for €/000 2,689, essentially for the operating grants by consortium members.

It should be noted that the business revenues of Consorzio Lotterie Nazionali are commensurate to a percent commission on sales for both instant and traditional lotteries (4.37% for instant lotteries, 2.37% for traditional lotteries, both gross of VAT).

Costs for goods and services, which total €/000 11,701, mainly refer to IT, back office, marketing, administration, finance and control, call centre, ticketing, logistics, staff training costs and other costs.

TRIS al servizio dell'ippica

Below is the table illustrating Volume Collected and Revenues for the game carried out on behalf of the licensee Sarabet:

Values in €/000	31-03-2004	31-03-2005
Total Volume Collected	161,903	142,971
Volume collected by Lottomatica	19,224	16,797
Market share	11.87%	11.75%
Lottomatica revenues	317	277

Reduction in revenues (-12.6%) is due to the negative market trend that, in the first quarter of 2005, fell by approximately 12 percentage points compared to the same period in 2004.

Nuovo Totocalcio Totogol — Vinci insieme allo sport

Beginning on August 17, 2003, Lottomatica, through the Consorzio Lottomatica Giochi Sportivi, qualified as licensee, gathers the betting

pools for the games "Totocalcio", "Totogol" and "9", and beginning on December 19, 2004, gathers the Pari-Mutuel system bets on its own network.
Here is the table illustrating the Volume Collected and Revenues for the game.

As of 31.03.2005, Lottomatica Giochi Sportivi had a market share of 25.8%, showing a decrease of 1.3 percentage points compared to the same period of the previous year. This drop is linked to the streamlining of the network (closing under-performing sales outlets) that has led to a reduction of 3.8 percentage points in the number of LGS sales outlets out of the market total compared to 31/03/2004. Market trends continue downward for betting pools as well, with a decline of approximately 34 percentage points compared to the same period of the previous year.

		31.03.2004	31.03.2005
Market pos		23,000	21,500
LGS pos		6,927	5,662
% LGS pos		30.1%	26.3%
Market volume	€/000	184,486	121,692
- *Totocalcio*		127,369	87,443
- *Totogol*		57,117	19,939
- *Pari-Mutuel system bets*		-	14,310
		-	-
Consorzio G.S. volume	"	49,913	31,364
- *Totocalcio*	"	34,459	22,127
- *Totogol*	"	15,454	5,374
- *Pari-Mutuel system bets*		-	3,863
Market share		27.1%	25.8%
- *Totocalcio*		27.1%	25.3%
- *Totogol*		27.1%	27.0%
- *Pari-Mutuel system bets*		0.0%	27.0%
Commission	€/000	1,722	1,082

Services

Services provided by Lottomatica Group may be divided as follows:
citizen services, mainly concerning the payment of RAI television licences and car road tax, printing registry certificates, paying fines and duties, and citizen information services;
sales of telephone top-ups for mobile and fixed telephone;
ticketing services to allow booking and purchases of tickets and subscriptions for sporting and other events.

These services are offered by Lottomatica Italia Servizi and Totobit Software Sistemi Informatica S.p.A..

With the acquisition of Totobit S.p.A., LIS has been able to set itself an additional goal of setting up an alternative network which is separate from that of the Lotto Game. As of 30.04.2005 migration of the top-up service from Mael to POS technology has been completed. In 2005 all the other businesses will also migrate. The development of the alternative network will offer the end client the chance to pay not only through a Pagobancomat card but also a credit card.

Starting from September 2004, users have been able to pay Telecom bills. On January 27, 2004, the same service has also been available for Enel bills. The end client pays €1 commission just as that payable at the Post Office or Banks with the added advantage of not having to queue to pay utilities bills.

Net revenues as of 31.03.2005, including those relevant to the Totobit group, of €/000 15,380, rose approximately 18% compared to the same period in 2004, which showed a net turnover of €/000 12,975.

Citizen services

Since 1999, car road taxes may also be paid through tobacconist shops in the Lottomatica network as well as at the post office and *ACI (Automobile Club d'Italia,* Italian Automobile Club) offices, simply by entering the vehicle licence plate number and tax disc expiry date.
As of 31.03.2005, approximately 6.3 million car road taxes have been paid through over 22,000 bet collection points, with a turnover of €/000 3,327 for this service, with a 5% drop compared to 31.03.2004 (€/000 3,503), mainly due to the opening of alternative payment methods and channels.

Television licence fees may be paid at Lotto bet collection points/tobacconists.
The service involves connecting in real time with the management system for the national user archives, to ensure the security and integrity of the data transmitted.
This fee - almost of which is paid in January - generated 1,398,000 payments in the period under consideration, with overall revenues of approximately €/000 606. Compared to the same period in 2004 (€/000 583) there is a 4% increase, both in terms of transactions volume and of revenues.

Lottomatica Italia Servizi, with the commercial support of *ANCITEL* (*Associazione Nazionale dei Comuni Italiani,* National Association of the Italian Municipalities) has activated the service of paying municipal fines through the Lotto network in 101 cities, thus covering approximately 80% of the population resident in provincial capitals.

At the beginning of 2002 LIS implemented a new service regarding payment of the unified taxes.
Law No. 488 of 23 December 1999 (2000 Budget Law) instituted the unified tax for the entry of an action into the docket. This tax replaces court and legal taxes such as: docket registration tax, court fees, revenue stamps and writ of summons issued by the process server.
As of 31.03.2005, over 607 thousand fees have been paid through the activated network, generating revenues for approximately €/000 152 versus 128 as of 31.03.2004 (+19%).

Sale of top-ups

Services sector growth has been driven more than any other by the sale of top-ups for mobile telephones. This service is supplied from both 21,000 LIS sales outlets and approximately 11,000 Totobot sales outlets.

Starting in May, operators TIM, Vodafone, Wind, Tiscali, Albacom and Telecom will be joined by another mobile telephony company called "3".
As of 31.03.2005 more than 47.9 million top-ups have been sold, compared to approximately 41.3 million as of 31.03.2004. Gross revenues totalled approximately €/000 191,466 (of which €/000 183,289 refer to the purchase cost of Wind, Tiscali, Albacom and Telecom top-ups and account turnover for TIM and Vodafone Omnitel) versus gross revenues as of 31.03.2004 of €/000 143,896 (of which €/000 137,635 refers to the purchase cost of top-ups and the account turnover at bet collection points); net of the effects resulting from the contractual dynamics of the various telephone operators, an adjusted comparison of revenues shows a growth of €/000 1,850 (€/000 8,176 as of 31.03.2005 versus €/000 6,326 as of 31.03.2004).
This growth is connected to the ever-increasing trend towards on-line with the consequential erosion of the scratch card market.

Automated ticketing services

LIS has offered automated ticketing service since 1998 for purchasing individual and season tickets to sporting events through the Lottomatica network.
Revenues as of 31.03.2005 totalled €/000 1,219 compared to €/000 1,132 as of 31.03.2004 (+8%).
The ticketing business has broadened its horizons to cover not just sporting activities, but also to managing ticketing of musical events. In fact, LIS has been managing the sale of all events organised at the Auditorium and those organised by third parties at the "Parco della Musica" since early 2004. The company manages the sales of approximately 100 parallel events. Again within the framework of the ticketing for musical events, LIS continues to contract other organisers of musical events throughout the country. The music ticketing industry currently represents approximately 21% of total ticketing revenues.
Beginning in 2004, it is possible to purchase tickets/subscriptions not only via existing channels but also at: bet collection points, plus points, special points and stadium, also via call centres. The activity begun for music ticketing will soon be extended to all sports ticketing as well. In the 1st quarter of 2005, 6,030 tickets were sold via this channel.
An additional channel that is proving successful is the Internet. As of 31.03.2005 the number of tickets sold totalled 23,759, against revenues of €/000 98.

Gaming machines (AWP)

On June 28, 2004, the selection procedure for the concession of collection rights in relation to legal games through amusement with prize machines was completed with its assignment to Lottomatica-Triplet Temporary Business Combine.
On November 4, 2004, *AAMS* issued the telematic network provisional management decree for the Temporary Business Combine.
The roll out plan continued during the first few months of 2005, and we begin to glimpse the first signs of stabilisation for the business.

Concerning the licensing business, as of March 31, 2005, approximately 9,500 machine units (called AWP) are connected to the Lottomatica network, divided among 42 operators. This machine has generated an average collection of approximately € 78,000 annually, producing revenues of approximately €/000 1,105 for Lottomatica.

Within the video lottery business, Lottomatica not only acts in a purely licensing role but also as direct operator through Videolot Gestione.

Concerning this business, in the first quarter of 2005, installation continued of equipment at tobacconists and bet collection points belonging to the Lottomatica network. Specifically, as of 31.03.2005, 1,277 equipment units have been installed at the sales outlets, which have generated revenues of €/000 265. Average volume collected has been around € 50,000 annually, showing a significant increase compared to the start-up phase with the exception of the equipment that, due to its functional characteristics, were not successful with players in 2004. This led to the decision to write-down them against presumable replacement costs.
In relation to this, the supplier has been identified to gradually replace, through its own investments, the aforementioned equipment fleet with new units that offer better commercial performance.
It is planned to launch Hotel installations in the second quarter of 2005.

The further development of the business beginning in the second quarter of 2005, involves applying a different business model from the current one, in which investments in equipment will be carried out by the partner operator, remunerated as a percentage of the volume generated by the equipment. This model will be implemented by a TBC Videolot S.p.A. contract with the partner, a company to which the license to operate the remote entertainment network was transferred on May 5, 2005, originally in the name of TBC composed of Lottomatica and Triplet.

Operating costs
As of March 31, 2005, the Group operating costs total €/000 251,067, compared to €/000 270,855 last year.
The following amounts affect this value:
- €/000 78,804 (€/000 71,254 as of March 31, 2004) for LIS Wind and Tiscali top-ups cost;
- €/000 104,485 (€/000 66,448) for Totobit group top-ups cost.

Net of these components, the overall operating costs total €/000 67,778 (€/000 133,153 as of 31.03.2004) down €/000 65,375 compared to 2004. The most significant elements of this change are as follows:

- *consolidation perimeter change*: has lead to a reduction in costs of €/000 62,599 deriving from the deconsolidation of Global Bingo Corporation present on March 31, 2004;
- *labour costs* increased from €/000 13,101 as of March 31, 2004 (excluding the component from GBC) to €/000 14,645 in the period under consideration (delta €/000 1,547). This was due to the combined effect of the contractual dynamics and the adjustment of the Group's management structure in relation to the development of the new business lines;
- *other operational costs*: these have increased by €/000 1,229. The limited change compared to the same period last year, despite normal inflation levels and the increased business volume, reflected the operating efficiency acquired both in purchasing supplies of betting forms and receipt vouchers, and savings related to remote transactions. This efficiency may, as of 31.03.2005, be quantified at €/000 6,000.

The promotional and advertising activities carried out in the first three months of 2005 have supported the important innovations to the Lotto game introduced by 2005 Budget Law.

As early with the first drawing in January 2005, new winning multipliers became effective for lots of three, four and five numbers, thanks to which players can earn bigger prizes if they win.
The biggest increase is for the lot of five numbers, with a multiplier that rose from 1 million to 6 million times the bet posted. This important new development, already supported at sales

outlets with informational and promotional materials, will also be covered by a specific advertising campaign that will focus especially on TV and radio, and tactical actions aimed at attracting less likely players to the game, and increasing the playing frequency of occasional players.
Since March, the new exact order number was introduced, which makes it possible to guess not just the number drawn, but also its position in the drawing order.
This game play offers an opportunity for more experience players, who are more familiar with and practiced at the Lotto game. It therefore focuses mainly on habitual, assiduous players.
The communication activities conceived to support the innovation introduced in the first quarter of 2005 favoured sales outlets, since these are the most direct and rapid means for reaching the players at the time they play. But at the same time media relations activities have been developed to disseminate the possibilities offered by the new options, introduced in 2005 Budget Law, to a much broader audience compared to the bet collection point.

EBITDA is equal to €/000 119,056 compared to €/000 77,471 last year. The significant improvement is mainly related to the excellent trend in Lotto wagers, which in the period showed a growth of 22.2%.
EBITDA as of March 31, 2005, has been positively affected by the margins generated by Consorzio Lotterie Nazionali taking account of inter-group transactions. An additional contribution came from the top-ups business of LIS and Totobit, with an impact of over €/000 8,000 on the EBITDA level.

CONSOLIDATED CASH-FLOW STATEMENT

Values in thousands of euros	March 31, 2005	December 31, 2004
A.- Net initial cash and equivalent (+) indebtedness (-)	-48,435	-168,674
Financial changes in consolidation area	0	10,320
B.- Cash-flow from operating activities		
Profit (loss) for the period	54,036	61,198
Depreciation	26,272	118,395
Capital loss (gain) from disposal of fixed assets	0	-515
(Revaluations) or write-downs of fixed assets	14	2,768
Changes in working capital	-15,757	93,737
Net change in staff severance fund	283	1,147
Change in consolidation area/consolidation differences		-2,504
	66,513	274,226
C.- Cash-flow from investments in fixed assets		
Investments in fixed assets:		
intangible assets	-1,414	-30,906
tangible assets	-1,485	-22,737
financial assets	-270	-2,067
Proceeds, or redemption value, of fixed assets	988	67,120
	-2,181	11,410
D.- Change in Shareholders' Equity		
Distribution of profits	0	-177,619
Contributions by shareholders	1,024	1,902
	1,024	-175,717
F.- Cash-flow for the period (B+C+D+E)	63,691	109,919
G.- Net cash and equivalent (+) indebtedness (-)	15,256	-48,435

Consolidated **EBIT** equals to €/000 92,613 compared to €/000 47,960 last year, with an increase reflecting the significant improvement in EBITDA, in addition to a drop in the depreciation of tangible assets of €/000 2,000.

Financial management shows net charges of €/000 2,819. The interest accrued share for the period as of 31.03.2005 on the debenture loan, including the relevant discount on bond issue, totals €/000 4,320 (€7000 4,320 as of 31.03.2004).

Extraordinary management, showing a positive balance of €/000 171, includes actual costs referring to years past.

Investments

Group consolidated investments as of March 31 total €/000 3,169.

The purchase of tangible assets shows an overall total of €/000 1,485. The most important components come from the following businesses:

- *Lotto*: €/000 304 essentially for replacements of terminals;
- *Telephone services:* €/000 951 for the purchase of mini-terminals (POS), introduced on the LIS (€/000 229) and Totobit (€/000 722) network as well since 2004.

Investments in intangible assets amounted to €/000 1,414. The most important expenditure come from the following businesses:

- *Lottomatica*: €/000 559 for the development of software linked both to the Lotto Game and the implementation of the video lottery gaming system;
- *Lottomatica*: €/000 382 for the new headquarters.

Net Debt Position

As of 31.03.2005 Lottomatica Group shows a net debt of € 15 million.

Analysis of the consolidated balance sheet

Values in thousands of euros	Report as of 31.03.2005	Report as of 31.12.2004	Rport as of 31.03.2004
Due from shareholders			
Intangible assets	411,244	427,444	501,356
Tangible assets	107,980	116,146	145,714
Investments	1,851	1,593	4,209
Net fixed assets	**521,075**	**545,183**	**651,279**
Inventories	5,595	5,265	2,828
Receivables from customers	53,958	58,839	61,567
Receivables from others	138,432	188,198	111,551
Other assets	11,589	8,876	10,885
Trade payables	143,217	199,053	123,904
Provisions for risks and charges	28,702	28,877	8,286
Other current liabilities	218,037	229,388	143,594
Working capital	**-180,382**	**-196,140**	**-88,953**
Staff Severance Fund	**7,096**	**6,813**	**5,906**
Net invested capital	**333,597**	**342,230**	**556,420**
Share capital	89,009	88,939	88,809
Reserves and results carried over	198,178	136,506	312,301
Operating profit (loss)	53,757	60,719	24,321
Group shareholders' equity	**340,944**	**286,164**	**425,431**
Shareholders' equity - minority interests	**7,909**	**7,631**	**9,101**
Medium-term financial payables (receivables)	360,117	359,499	352,819
Short-term financial payables (receivables)	-86,199	-69,469	1,775
Cash on-hand and deposits with banks	-289,174	-241,595	-232,706
Financial coverage	**-15,256**	**48,435**	**121,888**
Total coverage	**333,597**	**342,230**	**556,420**

The debt primarily consists of the bond for €/000 360 million issued in December 2003. The figure shown in the explanatory notes to the quarterly report includes the interest accruing for the first three months of 2005.

Cash amounted to about € 375 million. This figure This amount can be broken down, for its most significant items, as follows:

- credit balances on bank and postal current accounts for € 289 million (of which 80% deposited at EURIBOR flat rate);
- invested in Treasury Bills for € 88 million.

RELATIONS WITH RELATED PARTIES

The economic positions in question refer, following the acceptance by the Lottomatica Group, of fiscal relations with the Parent Company De Agostini S.p.A.:

RELATED PARTIES - MAIN ECONOMIC ITEMS as of 31.03.2005		
€/000	Indirect controlling, subsidiary and associated companies	Type of transaction
Payables	303	Relations with De Agostini S.p.A. (Tax Payable - transferor Lottomatica Sistemi S.p.A.)
Payables	15,341	Relations with De Agostini S.p.A. (Tax Payable - transferor Lottomatica S.p.A.)
Payables	4,951	Relations with De Agostini S.p.A. (Tax Payable - transferor Lottomatica Italia Servizi S.p.A.)
Payables	172	Relations with De Agostini S.p.A. (Tax Receivable - transferor Lottomatica Italia Servizi S.p.A.)
Payables	280	Relations with De Agostini S.p.A. (Tax Receivable - transferor Totobit S.p.A.)

All transactions effected with related parties, including inter-group transactions, fall under ordinary business activities and are regulated by market conditions or based on specific regulatory provisions; no atypical and/or unusual transactions are noted.

HUMAN RESOURCES

Employees	31/03/05	31/12/04	31/03/04
Lottomatica S.p.A.	644	628	609
Lottomatica Italia Servizi S.p.A.	33	33	29
Lottomatica Sistemi S.p.A.	209	213	219
Cirmatica	1	1	1
PCC GS S.p.A.	76	75	75
Totobit S.p.A.	51	41	37
TTS Srl	21	21	19
Medialan S.p.A.	==	==	7
Sed Multitel S.p.A.	7	8	6
Consorzio Lotterie Nazionali	==	==	==
Consorzio Giochi Sportivi	==	==	==
Triplet S.p.A.	==	==	==
Videolot Gestione S.p.A.	==	==	==
Total	1,042	1,020	1,002
LIS Finanziaria S.p.A.	6	7	7
Global Bingo Corporation	==	==	1,906
Unconsolidated companies			
Twin S.p.A.	==	==	13
Total	0	0	13

As of March 31, 2005, Lottomatica Group, referring to the companies consolidated on a line-by-line basis, had 1,042 employees; LIS Finanziaria S.p.A., a company consolidated on an equity basis, had 6 employees.

REFERENCE REGULATORY FRAMEWORK

The institutional legal framework is described below, including the main new aspects for first quarter 2005:

- DECREE BY THE FINANCE MINISTRY – JANUARY 5, 2005
  Technical procedures for running the national lottery of the Carnevale *di Viareggio*, the *Carnevali* of Putignano and Dauno and Alpine Skiing World Championship in Bormio - 2005 Events.

- DECREE BY THE FINANCE MINISTRY – *AAMS* – JANUARY 19, 2005
  Identification of the sports-based bets collected by the pari-mutuel system and at fixed odds, referred to in Article 2, paragraph 1, of the Decree by the Finance Ministry No. 278 of August 2, 1999, and subsequent amendments.

- DECREE BY THE FINANCE MINISTRY – JANUARY 19, 2005
  Announcement and technical procedures for operating the instant lottery named «Tutti Frutti».

- DECREE BY THE FINANCE MINISTRY – JANUARY 26, 2005
  Opening bet collection points for the Lotto game within special retailers.

- DECREE BY THE FINANCE MINISTRY – FEBRUARY 1, 2005
  Regulations on technical requirements for "Big Race - Auto Moto" bets in the Pari-Mutuel system.

- DECREE BY THE FINANCE MINISTRY – FEBRUARY 1, 2005
  Regulations on technical requirements for "Big Race - Bici" bets in the Pari-Mutuel system.

- DECREE BY THE FINANCE MINISTRY – FEBRUARY 1, 2005
  Regulations on technical requirements for "Big Show – Sanremo 2005" bets in the Pari-Mutuel system.

- DECREE BY THE FINANCE MINISTRY – FEBRUARY 2, 2005
  Regulations on the size and arrangement of spaces in the betting forms for the «Big Race - Auto Moto» and «Big Race - Bici» bets in the Pari-Mutuel system, as well as any further bets in the Pari-Mutuel system with the same game formulas.

- DECREE BY THE FINANCE MINISTRY – FEBRUARY 2, 2005
  Regulations on the size and arrangement of spaces in the betting forms for the «Big Show - Sanremo 2005» bet in the Pari-Mutuel system.

- LAW NO. 15 OF FEBRUARY 11, 2005
  Amendments and supplements to Law No. 241 of August 7, 1990, concerning general rules on administrative acts.

- DECREE BY THE FINANCE MINISTRY – FEBRUARY 16, 2005
  Announcement and technical procedures for operating the instant lottery named «Las Vegas».

- DECREE BY THE FINANCE MINISTRY – FEBRUARY 18, 2005
  Extension of the management of the Totip betting pools.

- DECREE BY THE FINANCE MINISTRY – MARCH 1, 2005
  Launch of the Lotto game wagers on the lot of fixed-place drawings.

- DECREE BY THE FINANCE MINISTRY – MARCH 1, 2005
  Technical procedures for operating the «Gran Premio di Agnano», «Premio FIABA» and «G.P. Formula 1 San Marino di Imola» national lotteries.

- DECREE BY THE FINANCE MINISTRY – MARCH 9, 2005
  Amendments to Article 3, paragraph 1, of Decree No. 515 of April 8, 2004, issued by the *AAMS'* Director General, concerning the terms for paying the unified state tax (*PREU, Prelievo Erariale Unico*) on entertainment equipment referred to in Article 110, paragraph 6, of the *T.U.L.P.S.* (*Testo Unico delle Leggi di Pubblica Sicurezza,* Consolidation Act on Public Order Laws) (Decree No. 95/UDG).

- RESOLUTION BY CONSOB (ITALIAN SECURITIES AND EXCHANGE COMMISSION) – MARCH 23, 2005
  Amendments and supplements to Regulation No. 11768 of December 23, 1998, concerning the market regulations, amended by resolutions No. 12497 of April 20, 2000, No. 13085 of April 18, 2001, No. 13659 of July 10, 2002, No. 13858 of December 4, 2002, No. 14003 of March 27, 2003, No. 14146 of June 25, 2003, and No. 14339 of December 5, 2003. (Resolution No. 14955).

- PRESS RELEASE BY THE FINANCE MINISTRY – *AAMS* – (OFFICIAL GAZETTE NO. 67 OF MARCH 22, 2005)
  Official bulletin of the national lottery of the Carnevale *di Viareggio*, the *Carnevali* of Putignano and Dauno and Alpine Skiing World Championship in Bormio - 2005 Events - Drawing of March 8, 2005.

- LAW NO. 49 OF APRIL 6, 2005
  Amendments to Legislative Decree No. 74 of January 25, 1992, concerning misleading advertising messages disseminated through communication media.

- RESOLUTION BY CONSOB (ITALIAN SECURITIES AND EXCHANGE COMMISSION) – APRIL 14, 2005
  Amendments

  Amendments and supplements to Regulation No. 11768 of December 23, 1998, concerning regulations on issuers, amended by resolutions No. 12475 of April 6, 2000, No. 13086 of April 18, 2001, No. 13106 of May 3, 2001, No. 13130 of May 22, 2001, No. 13605 of June 5, 2002, No. 13616 of June 12, 2002, No. 13924 of

February 4, 2003, No. 14002 of March 27, 2003, No. 14372 of December 23, 2003, No. 14692 of August 11, 2004, and No. 14743 of October 13, 2004 (Resolution No. 14990).

- DECREE BY THE FINANCE MINISTRY – APRIL 15, 2005
  Launch of the Lotto game wagers by instituting a national wheel, and automation of the national and Rome wheels.

- LAW NO. 62 OF APRIL 18, 2005
  Provisions for the fulfilment of obligations deriving from Italy's membership of the European Communities – 2004 Community Law.

SIGNIFICANT JUDICIAL AND ARBITRATION PROCEEDINGS AS OF MARCH 31, 2005

A) Proceedings settled/ended in the period or only formally pending

1. Sporting games selection tender (ex Coni)

With the Decree by the Finance Ministry on April 10, 2003, *AAMS* planned to enhance the current sales network of sports-based betting pools by involving "game operators" specialised in the field. In implementing the aforementioned decree, by notice published in the Official Journal of the European Union of April 16, 2003, *AAMS* launched a tender to "select operators (providers) to whom to licence the activities and public functions related to betting pools as well as any other games tied to sporting events". Lottomatica together with Totobit Informatica Software e Sistemi S.p.A., Consorzio Totocom – Agenzie on line -, and Telcos S.p.A., participated in the tender in question in the form of a Consortium under formation. On June 5, 2003, Consorzio Lottomatica Giochi Sportivi signed its own licence with the State Monopolies.

The procedure initiated by *AAMS* has been challenged by Coppini Giorgio & Partners S.a.s. [*TAR*, *Tribunale Amministrativo Regionale*, Regional Administrative Court] of the Lazio Region), the sole proprietorship Righetti jointly with other plaintiffs (*TAR* of the Lazio Region) and by MP S.a.s (*TAR* of the Sicily Region). At the hearing on July 23, 2003, the *TAR* of the Lazio Region rejected the request for suspension submitted in the appeals filed by Righetti + others and Coppini & Partners. As to the appeal filed by MP S.a.s., the *TAR* of the Sicily Region, awaiting the judgments to be issued by the *TAR* of the Lazio Region in the other disputes pending for the same purpose, ordered the *sine die* postponement of the hearing to discuss the provisional remedy. In an order on April 1, 2004, the *TAR* of the Sicily Region ordered that the lawsuit be referred back to the *TAR* of the Lazio Region for jurisdiction.

Other proceedings were initiated by the associations of the CTI and CONARI Totoricevitori, as well as by the operator of a bet collection point, Mrs. Marilena Curcio. The aforementioned plaintiffs have filed an extraordinary appeal with the Head of State asking for the annulment of the Decree issued by the Director General of State Monopolies dated 10.4.2003 (Release of permit to sales outlets for betting pools as well as other any games tied to sporting events).

These appeals are not only considered non-viable by our counsels, but do not cause us any concern.

2. National instant and traditional lotteries

LOTTOMATICA, as representative of a Temporary Business Combine under formation, took part in the tender called for by *AMMS* to assign services for managing the national instant and traditional lotteries.

In a note addressed to LOTTOMATICA dated July 30, 2001, the State Monopolies notified that the tender contract had been awarded to the Lottomatica Temporary Business Combine under formation (made up of LOTTOMATICA as well as SCIENTIFIC GAMES, Arianna 2001 S.p.A., Poligrafico Calcografica & Cartevalori S.p.A., EIS, Tecnost Sistemi S.p.A. and Servizi Base 2001 S.p.A.).

The tender documents have been targeted by a number of contestations which can be summarised as follows:

a) appeal filed by SISAL: at the hearing on April 10, 2002, Sisal filed its own waiver of the records of the case, thus causing the appeal to be considered definitively ended;
b) appeal filed by the CONSIRIUM Consortium under formation (composed of Autogrill, Gtech Corporation, Oberthur Gaming Technologies and others): after having requested to suspend the trial judgment, the Consortium dismissed its claim at the hearing on June 17, 2003. The appeal was then rejected by the *TAR* of the Lazio Region. The hearing to discuss the merits of the case was held on November 18, 2003, before the Council of State. During the hearing, the Council of State acknowledged the statement submitted by the counsel to Lottomatica regarding the merger by incorporation of Lottomatica in Tyche and the resulting change in company name of the merging company to Lottomatica, and thus declared the dispute suspended pursuant to Article 300 of the Italian Code of Civil Procedure. Only GTECH CORPORATION and OBERTHUR GAMING TECHNOLOGIES s.a.s. served the notice of reinstatement. At the hearing on October 28, 2004, the plaintiff companies asked for the trial to be stricken from the docket;
c) appeal filed by the ESULTALIA Consortium (composed of SNAI, VENTURINI e C. S.p.A., POSTE ITALIANE and ETI): Poste and ETI also jointly took part *ad adiuvandum* in the appeal filed by SNAI and VENTURINI contesting the award on July 30, 2001. At the hearing on May 14, 2003, Poste and ETI asked for the trial to be stricken from the docket. On July 21, 2003, SNAI and VENTURINI notified all subjects involved that it was renouncing its appeal, making it impossible to contest the adjudication following which a proper License Agreement was entered into. It should be noted that in December 2002, SNAI, VENTURINI, Poste and Eti requested *AAMS* to proceed to make the award to them. In a note dated January 21, 2003, *AAMS* replied that it was not in a position to make the award until the outcome of the dispute. This note was then challenged by SNAI and VENTURINI as further grounds added to the previous appeal and by Poste and ETI in a separate appeal. On July 17, 2003, Poste and ETI filed a petition to schedule a hearing to settle the dispute which, as mentioned, referred to the deed of January 21, 2003, in which *AAMS* refused to assign the tender to Esultalia Consortium. Furthermore, on July 25, 2003, Poste and ETI asked the State Monopolies not to rule until the administrative court had issued its judgment.

According to the counsels to Lottomatica, the appeal by Poste and ETI cannot have any effect on the assignment in favour of the Lottomatica Temporary Business Combine, which has since been confirmed and cannot be challenged, also taking into account the waiver of the main appeal by SNAI and VENTURINI. Indeed, Poste and ETI appeal is directed against the note by *AAMS* dated January 21, 2003, stating that it will not make an assignment and not against the assignment.

Again according to the counsels to Lottomatica, the request by Poste and ETI thus proceeds in a direction diametrically opposed to the outcome of the appeal - thus not to further defer assignment - and therefore the separate appeal by Poste and ETI can only

be resolved by dismissal for lack of merit. Moreover, as confirmed by the counsels to Lottomatica, the deadline has passed for Poste and ETI to contest the confirmation of the assignment in favour of the Lottomatica Temporary Business Combine by *AAMS* (notified to them), thus causing them to lose interest.

***B)* Pending Litigation**

1. **DATASIEL Arbitration – SISTEMI TECNOLOGIE DI INFORMATICA S.p.A.**

On 22 April 2003, the company Datasiel-Sistemi Tecnologie di Informatica S.p.A. initiated an arbitration proceeding against Lottomatica to verify that the expiry date for the contract entered into between said company and Lottomatica, concerning the service of operating the *Centro di Elaborazione di Zona (CEZ)* for Genoa, was established as at least April 17, 2012. Lottomatica contested this claim (according to Lottomatica the contract expired on April 17, 2003) and appointed its own arbitrator.

At the hearing on October 6, 2003, the two arbitrators appointed by the parties (Professor Angelo Piazza for Lottomatica and Professor Carlo Maria Guerci for Datasiel) appointed the third arbitrator (Professor Ernesto Stajano) to act as Chairman. During this hearing the Arbitration Board set the deadline for issuing its award at 180 days, with the possibility of extension, giving the parties until October 30, 2003, to submit their requests and produce evidence. On October 10, 2003, Lottomatica filed a counterclaim for violation of the contractual guarantee of competitive fees charged by Datasiel to Lottomatica, asking that the board rule that Lottomatica should be refunded the greater amount paid to Datasiel for the services rendered. Lottomatica thus specified its own requests, as did Datasiel, filing their respective briefs within the stated deadline. The attempt to settle the dispute was declared unsuccessful on November 10, 2003. The Board therefore granted the deadline of December 20, 2003, for filing documents, submitting preliminary claims and formulating the final claims, and filing the relevant briefs, with January 15, 2004 as the deadline for objections. On February 23, 2004, the Chairman of the Arbitration Board accepted a request by Lottomatica aimed at determining the amount for the counterclaim, and appointed Professor Adriano Propersi as responsible for the *CTU* (*Consulenza Tecnica d'Ufficio*, Court-appointed Expert). The *CTU* appointed by the Board was sworn in on March 15, 2004. In a decree dated March 29, 2004, the Chairman of the Arbitration Board determined the requests to be submitted to the *CTU* largely repeating those formulated by Lottomatica. The *CTU* was delegated the tasks of:

a) verifying whether the contractually determined costs to Lottomatica may be considered competitive compared to those practiced on the national and international market for similar services, and thus whether they may be considered justified in relation to the services offered by Datasiel, considering the amount and quality of the services rendered;
b) whether the consideration was determined, over the various years the contract was in force, based on a cost-services ratio to be calculated in accordance with the terms of the contract.

In the same decree dated March 29, 2004, the Chairman of the Arbitration Board ordered that expert consulting operations begin on April 2, 2004, establishing a period of 90 days for the conclusion thereof, and assigning the parties a deadline of April 2, 2004, for naming their own *CTP* (*Consulente Tecnico di Parte*, Parties' appointed Expert). Lottomatica appointed as its own *CTP* Mr. Fabrizio Feliziani. Operations were concluded on July 2, 2004. At the meeting on July 30, 2004, the counsel to Lottomatica petitioned for permission to examine the *CTU* and formulate remarks and counter-deductions. The counsels to Datasiel opposed this petition. The Arbitration Board, accepting the petition formulated by the counsel to Lottomatica, allowed the parties to formulate their own

remarks and counter-deductions regarding the *CTU* and decided to extend the deadline for filing award by 180 days, granting the parties until September 20 to file their preliminary investigation briefs and until October 5 to file statements of defence. At its hearing on October 14, 2004, the Board accepted the petition formulated by the counsel to Lottomatica for the need for an supplementary preliminary investigation with reference to the procedures used to value Datasiel considerations. It fixed the date of October 26, 2004, for the hearing of the *CTU* and the consultants appointed by the parties. At the hearing of October 26, the Board of Arbitrators completed the supplementary preliminary investigation relating to the technical consultancy of Professor Propersi, granting the parties until November 8 to define their questions, November 30 to specify the conclusions and December 13, 2004, for replies.

On March 24, 2005, the Parties asked the Board for a 180-day extension for filing the award. In an order on the same date the Board accepted the request for extension and, at the same time, scheduled the parties to appear at the hearing on April 14, 2005.

During this hearing, the Board granted the parties until April 26, 2005, to file their briefs, and until May 5, 2005, for replies, in order to illustrate and clarify their claims. In its own brief filed on April 26, 2005, Datasiel changed its request, asking the Board to declare the termination of the contract for breach by Lottomatica and thus sentence the latter to pay Euro 11,578,274 as compensation for present and future damages. They furthermore requested additional reimbursement of Euro 2,400,000 as compensation for damages to their image.

In its own brief filed on April 26, Lottomatica contested any additional amendments or supplements to the requests already formulated on November 8, 2004. It was pointed out that since Datasiel asked for performance of the contract in specifying its claims, the contract could not therefore be terminated until the final award has been announced. Lottomatica, furthermore, repeated its own petition supplementing the *CTU*, to verify the competitiveness of the fees charged by Datasiel. The parties confirmed their claims in their statement of defence.

The counsels to Lottomatica feel that the Datasiel action is not destined to be successful, as highlighted in the records of the case. The very concept of renewal of the licence also implies its expiration. In other words, the Licence could not be renewed if it had not first expired. If the expiration of the Datasiel contract is tied to the expiration of the Licence, there is thus no doubt that said contract has expired and that Datasiel may therefore make no claims against Lottomatica. This is, naturally, the state of the papers at the initiation of arbitration proceedings. So far as the counterclaim is concerned, notwithstanding the arguments put forward by Lottomatica, the *CTU* appears to consider that it will not be granted.

2. TICKET ONE S.p.A. Litigation

On August 12, 2003, the company Ticket One S.p.A., active in the services industry and ticketing in particular, filed an appeal with the *TAR* of the Lazio Region aimed at verifying, *inter alia*, Lottomatica's obligation to make its own network available to third parties at the same conditions offered to its subsidiary Lottomatica Italia Servizi S.p.A.

Prior to notification of the aforementioned petition, the company Ticket One had formulated out of court its own petition to access the Lottomatica network, in a note dated March 12, 2003. After acquiring a *pro veritate* opinion based on which the counsels to Lottomatica decided the company does not have any legal obligation to make its own network infrastructure available to third party competitors in the services sector, acknowledged the above mentioned note of Ticket One and rejected the requests submitted by it.

On December 3, 2003, Ticket One also served a writ of summons before a civil court (Civil Court of Rome) which essentially repeated the same claims submitted to the

administrative court. Ticket One asked to be reimbursed 10 million Euro for illegitimate use of the network by Lottomatica and LIS, in addition to a ruling prohibiting the company from performing any further act of unfair competition, and, alternatively, to have the network available.

Lottomatica and LIS appeared according to a formal procedure in both proceedings, and, given the fact that Ticket One had submitted the same claims before two different courts, filed an appeal for a preliminary proceeding to determine jurisdiction before the Joint Divisions of the Court of Cassation, asking that the proceedings themselves be suspended.

At the hearing on June 24, 2004, the *TAR* of the Lazio Region accepted the request filed by Lottomatica and LIS and suspended the proceeding, arranging for the documents to be referred back to the Court of Cassation.

Regarding the civil action, at the hearing on July 14, 2004, the Court reserved ruling on the petition by Lottomatica to suspend the suit, awaiting the outcome of the Preliminary Proceeding to determine Jurisdiction or in any case, alternatively, subject to the settlement of the administrative proceeding. By order of July 28, 2004, the Civil Court of Rome rejected the application filed by Lottomatica and LIS and set down a hearing for December 9, 2004, for the continuation of proceedings. At the hearing of December 9, 2004, the Court gave the Parties 30 days to file briefs containing detailed argumentation or amendment of claims and objections already made and a further period of 30 days for replies pursuant to Article 183, 5 paragraph, of the Italian Code of Civil Procedure. At the hearing on April 6, 2005, the trial was postponed to September 29, 2005, for the obligations set forth in Article 184 of the Italian Code of Civil Procedure.

According to the counsels to Lottomatica and LIS, the claims submitted by Ticket One appear to be groundless.

3. **Antitrust (Lottomatica – Sisal)**

On July 16, 2003, the Italian Competition Authority started a proceeding aimed at verifying an alleged understanding between Lottomatica and its competitor SISAL in the gaming sector, and on July 18, 2003, said Authority carried out an inspection of the Lottomatica offices. Lottomatica filed a confidentiality petition for the documents gathered at said offices, which was partly accepted, partly deferred and partly rejected. On June 10, 2004, the Competition Authority carried out another inspection at the Lottomatica offices, during which it gathered additional documentation on which the company asked for a confidentiality petition. On June 14, 2004, the Authority presented Lottomatica with a request for information concerning the market value of the games, as well as the turnover and investments made by Lottomatica in the period 2000-2003. During the proceeding the following persons were heard in addition to the parties Sisal and Lottomatica: FIT, the foreign operator G-TECH, Mr. Luciano Consoli in his quality as Managing Director of the company Formula Giochi and the Associazione di Totoricevitori UTIS and, finally, *AAMS*. Lottomatica accessed the proceeding records as necessary to verify the content of the previous hearings and all of the available documentation gathered from time to time by the Authority, in order to better assess the elements in the possession of the Authority and adjust its own defensive strategy accordingly.

In a notice dated August 3, 2004, as a result of the documentation gathered and the hearings held, the Authority sent the findings of its preliminary investigation, alleging an understanding between Lottomatica and Sisal. The Authority set the infra-procedural deadline for the acquisition stage of probative elements for the case on October 8, 2004, a deadline which the Authority postponed to October 13, granting the parties until 5 days before said date to present any further written briefs and documents. On October 8, the counsels to Lottomatica filed the legal brief and on October 13, the final hearings of Lottomatica itself and Sisal were held.

November 30, 2004, was the deadline for concluding the proceeding.
At its meeting of November 25, 2004, the Competition Authority resolved to close the preliminary investigation fining Lottomatica and Sisal by a sum, pursuant to current regulations, proportionate to their individual turnover, amounting to 8 million Euro and 2.8 million Euro, respectively. The Authority also ordered Lottomatica and Sisal to end their conduct tending to distort competition, requiring them to give notice of the measures taken within 90 days.
Lottomatica challenged the reasonableness of the accusations made against it by the Authority, filing an appeal through its counsels with the *TAR* against the decision, requesting, *inter alia*, the suspension of the above order.
At the hearing on March 2, 2005, the Regional Administrative Court rejected the request to suspend payment of the pecuniary sanction. Regarding the warning given by the Authority, the *TAR* accepted the ancillary request for suspension proposed by Lottomatica, given the generic contents of the aforementioned warning.
The to discuss the merits of the case was scheduled for May 4, 2005.
On March 24, 2005, Stanley International Betting Limited, having served its own appearance *ad opponendum* in the appeals filed by Sisal and Lottomatica, asking that the contested AGCM order be confirmed.
In compliance with the order issued by the *TAR* of the Lazio Region on March 2, 2005, AGCM notified Lottomatica and Sisal of the resolution passed during its own meeting on March 31, 2005.
Lottomatica and Sisal), with additional motivations, challenged the aforementioned resolution by the Authority, once again contesting its generic nature.
AGCM and Sisal asked the *TAR* of the Lazio Region to postpone the hearing to discuss the merits of the case scheduled for May 4, 2005. Having regard to the formal request by AGCM and Sisal, the *TAR* of the Lazio Region postponed the discussion of the merits of the case to the hearing on June 8, 2005.

4. **Gaming machines**
The company SAPAR – Associazione Nazionale Apparecchi per Pubbliche Attrazioni Ricreative – and FM S.r.l. filed with *AAMS* and the Ministry of Interior - Public Administration Department – an appeal before the *TAR* of the Lazio Region aimed, *inter alia*, at obtaining the suspension and eventual annulment of the tender selection open to subjects for licensing the activation and operation of the network to manage legal games, using amusement and entertainment equipment, as well as related activities and functions. Lottomatica and other licensees each filed their briefs against the aforementioned appeal. With an order on June 9, 2004, the *TAR* of the Lazio Region rejected the suspension request filed by SAPAR. The suspension and annulment of the tender in question was also requested in a separate petition before the *TAR* of the Lazio Region by a group parties who rent the equipment in question (Aliffi + others). A group of operators also participated *ad adiuvandum* in opposition of the petition. At the hearing of September 29, 2004, the *TAR* of the Lazio Region concluded that there was no *periculum*, striking the trial from the docket. The plaintiffs filed a petition to schedule a hearing to discuss the merits of the case, fixed for April 27, 2005. The *TAR* also ordered the consolidation of the two actions. At the hearing on April 27, 2005, the appeals in question were discussed. According to the counsels to Lottomatica, the claims submitted by the plaintiffs, while raising matters of some delicacy, appear to be groundless.

SUBSEQUENT EVENTS

We have set out below the main events subsequent to the period-end:

- On April 12, 2005, the Lottomatica Shareholders' Meeting, upon approving the financial statements as of 31.12.2004, decided to distribute a dividend of Euro 1.7 per shares, which was paid out on April 21, 2005.
  During the same session the shareholders' meeting appointed the new corporate bodies that will remain in office for the next three years.
- On May 5, 2005, *AAMS* signed the additional act authorising the transfer of the entertainment games licensing business from Lottomatica S.p.A. (which acts as a representative for the Temporary Business Combine) to the company Videolot Gestione S.p.A. established on February 2, 2005, to manage the aforementioned license.

OUTLOOK

Given the economic performance of the various business lines in the first quarter of the financial year, it is believed that the profitability objectives set for 2005 may be achieved.

Explanatory Notes

BALANCE SHEET - Assets (€/000)	31/03/2005 March	31/12/2004 December	31/03/2004 March
A) DUE FROM SHAREHOLDERS FOR UNPAID CAPITAL	1,666	1,665	5,930
B) FIXED ASSETS			
I INTANGIBLE ASSETS			
1) Start-up and expansion costs	4,506	5,450	7,046
2) Research, development and advertising costs	4,922	5,258	1,334
3) Industrial patent and intellectual property rights	11,579	10,553	7,410
4) Concessions, licences, trademarks and similar rights	5,641	3,757	3,780
5) Goodwill	378,977	392,425	476,116
-) Goodwill	8,220	8,607	29,583
-) Consolidation difference	27,846	28,017	54,760
-) Merger difference	342,911	355,844	391,778
6) Fixed assets under development and advances	53	2,803	657
7) Others	7,568	7,919	5,015
Total Intangible Assets	411,244	427,444	601,356
II TANGIBLE ASSETS			
1) Land and buildings	6,908	6,963	9,357
2) Plant and equipment	42,436	45,768	39,233
3) Industrial equipment	66	86	168
4) Other assets	1,426	1,403	2,278
5) Fixed assets under construction and advances	611	774	3,756
	51,446	54,984	54,792
FREELY TRANSFERABLE ASSETS			
2) Plant and equipment	50,134	52,195	67,107
3) Industrial equipment	-	1,235	-
4) Other assets	76	89	189
5) Fixed assets under construction and advances	6,324	7,632	23,620
	56,534	61,161	90,922
Total Tangible Assets	107,980	116,145	145,714
III. INVESTMENTS			
1) Equity investments in:			
a) Subsidiary companies	854	747	2,970
d) Other companies	384	384	509
	1,238	1,131	3,479
2) Receivables			
-) From others	577	426	694
3) Other securities	36	36	36
Total Investments	1,851	1,593	4,209
Total Fixed assets	521,075	545,182	651,279
C) CURRENT ASSETS			
I INVENTORIES			
1) Raw materials, secondary materials and consumables	1,564	1,445	1,575
2) Work in progress and semi-finished goods	214	93	199
4) Finished goods and goods	3,827	3,727	1,054
	5,605	5,265	2,828
II RECEIVABLES			
1) Due from customers			
-) trade receivables - due within 12 months	52,773	56,739	65,255
-) financial receivables - due within 12 months	-	627	-
	52,773	57,366	65,255
-) trade receivables - due beyond 12 months	1,095	2,020	2,603
-) financial receivables - due beyond 12 months	-	627	-
	1,095	2,647	2,603
	53,868	60,013	67,858
2) Due from subsidiary companies			
-) trade receivables - due within 12 months	90	80	2,145
-) financial receivables - due within 12 months	4	-	1
	94	80	2,146
4) Due from parent companies			
-) tax assets - due within 12 months	452	-	-
	452	-	-
4 - bis) Tax assets			
-) tax assets - due within 12 months	16,765	29,978	-
	16,765	29,978	-
4 - ter) Advance taxes	45,241	47,057	-
5) Due from others			
-) other receivables - due within 12 months	73,732	110,560	103,121
-) financial receivables - due within 12 months	5,145	6,964	-
Due from others beyond 12 months	78,877	117,524	103,121
-) other receivables - due within 12 months	577	605	12,375
	577	605	12,375
	79,454	118,129	115,496
Total Receivables	195,874	255,257	185,500
III Current financial assets			
4) other equity investments	-	-	203
6) other securities	88,304	64,129	40
	88,304	64,129	243
IV CASH AND EQUIVALENT			
1) Bank and postal deposits	289,022	241,448	237,130
3) Cash on-hand and valuables	152	149	576
	289,174	241,596	232,706
Total Current Assets	578,947	565,246	421,277
D) ACCRUED INCOME AND PREPAID EXPENSES			
-) Accrued income and prepaid expenses	10,865	8,104	9,967
-) Discount on bond issue within 12 months	194	194	146
-) Discount on bond issue beyond 12 months	530	578	772
Total Accrued Income and Prepaid Expenses	11,589	8,876	10,885
TOTAL ASSETS	1,113,276	1,121,969	1,089,371
Receipts and Payments (Presidential Decree No. 560 of 16.09.1996)			
	118,827	479,858	185,930
Receipts and Payments for Totocalcio Game			
	4,330	1,806	4,970
Total Receipts and Payments - Assets	123,157	481,664	189,900
Total Balance Sheet - Assets	1,236,433	1,603,633	1,280,271

BALANCE SHEET - Liabilities (€/000)	31/03/2005 March	31/12/2004 December	31/03/2004 March
A) SHAREHOLDERS' EQUITY			
PARENT COMPANY			
I Share capital	89,009	88,939	88,809
II Share premium reserve	117,034	116,080	243,616
III Revaluation Reserve pursuant to Law No. 350/2003	20,844	20,844	20,844
IV Legal Reserve	17,762	17,762	17,711
V Other Reserves			
-) Other reserves	0	0	15,382
-) Consolidation reserve for subsidiary companies	-4,581	-18,180	-18,231
VI Profit (loss) carried over	47,119	0	32,979
VII Profit (loss) for the period	53,757	60,719	24,321
CONSOLIDATED SHAREHOLDERS' EQUITY FOR THE GROUP	340,944	286,164	425,431
MINORITY INTERESTS			
-) Capital, reserves and results carried over	7,630	7,152	9,759
-) Profit (loss) for the period	279	479	-658
CONSOLIDATED SHAREHOLDERS' EQUITY OF MINORITY INTERESTS	7,909	7,631	9,101
	348,863	293,796	434,532
B) PROVISIONS FOR RISKS AND CHARGES			
1) Pension and similar costs	1,509	1,510	1,642
2) Provision for taxes (including deferred taxes)	7,881	7,972	2,786
3) Other provisions	19,312	19,395	3,858
	28,702	28,877	8,286
C) STAFF SEVERANCE FUND	7,096	6,813	5,906
D) PAYABLES			
1) *Bonds due within 12 months*	4,793	473	-
Bonds due beyond 12 months	360,000	360,000	360,000
	364,793	360,473	360,000
4) Due to banks	41	99	7,048
Due to banks beyond 12 months	-	-	959
	41	99	8,007
5) Due to other lenders	2,413	2,617	94
Due to other lenders beyond 12 months	110	119	233
	2,523	2,736	327
7) Due to suppliers	142,917	175,279	123,647
Due to suppliers beyond 12 months	-	-	30
	142,917	175,279	123,677
8) Debt instruments beyond 12 months	-	-	55
	-	-	65
9) Due to subsidiary companies			
-) trade payables - due within 12 months	314	101	85
-) financial payables - due within 12 months	-	11	221
	314	112	306
11) Due to parent companies			
-) trade payables - due within 12 months	-	592	142
-) taxes payable - due within 12 months	20,595	18,653	-
	20,595	19,245	142
12) Taxes payables within 12 months	42,811	13,338	27,356
Taxes payables beyond 12 months	18	-	2,689
	42,829	13,338	30,045
13) Due to social security institutions within 12 months	1,289	2,428	1,115
Due to social security institutions beyond 12 months	-	-	141
	1,289	2,428	1,256
14) Other payables			
-) Other payables - within 12 months	150,463	209,653	111,047
-) Financial payables - within 12 months	-	716	-
	150,463	210,369	111,047
-) Other payables - beyond 12 months	383	273	287
-) Financial payables - beyond 12 months	-	7	-
	383	280	287
	150,846	210,649	-
Total Payables	726,147	788,787	635,149
E) ACCRUED EXPENSES AND DEFERRED INCOME	2,478	3,697	5,498
	2,478	3,697	5,498
TOTAL LIABILITIES	1,113,276	1,121,969	1,089,371
Receipts and Payments (Presidential Decree No. 560 of 16.09.1996)	118,827	479,859	185,930
Receipts and Payments for Totocalcio Game	4,330	1,806	4,970
Total Receipts and Payments - Liabilities	123,157	481,664	190,900
Total Balance Sheet- Liabilities	1,236,433	1,603,633	1,280,271
MEMORANDUM ACCOUNTS			
GUARANTEES ON BEHALF OF THIRD PARTIES	206,786	261,753	184,487
Commitments	0	0	0
OTHERS	70,820	36,186	24,331
	277,606	297,939	208,818

CONSOLIDATED INCOME STATEMENT VALUES IN €/000	31/03/2005 March	31/12/2004 December	31/03/2004 March
A) VALUE OF PRODUCTION			
1) Revenues from sales and services	368,469	1,218,536	346,530
2) Change in inventories	152	-26	89
4) Capitalisation of internal construction costs	111	1,418	84
5) Other earnings and proceeds	1,391	14,318	1,623
	370,123	1,234,246	348,326
B) COST OF PRODUCTION			
6) Raw materials, secondary materials, consumables and goods	112,620	365,072	72,279
7) Services	119,675	517,732	174,841
8) Leases and rentals	3,691	11,007	3,831
Total costs for goods and services	235,986	893,811	250,951
9) Personnel			
a) wages and salaries	10,548	40,381	12,008
b) social security contributions	3,472	13,099	3,901
c) staff severance fund	578	2,335	543
d) pension and similar costs	0	0	4
e) other costs	47	287	52
Total personnel costs	14,645	56,102	16,508
10) Amortization, depreciation and write-downs			
a) Amortization of intangible assets	17,396	71,688	17,695
b) Depreciation of tangible assets	8,876	46,715	11,170
c) Other write-downs of fixed assets	0	609	0
d) Write-down of current receivables	156	1,720	19
Total amortization, depreciation and write-downs	26,428	120,732	28,884
11) Change in inventories of raw materials, secondary materials, consumables and goods	-168	-921	1,836
12) Provisions for risks	4	2,677	627
13) Other provisions	11	5,530	0
14) Other operating expenses	604	13,068	1,560
Total	451	20,354	4,023
	277,510	1,090,999	300,366
DIFFERENCE BETWEEN PRODUCTION VALUE AND COSTS	92,613	143,247	47,960
C) FINANCIAL INCOME AND CHARGES			
15) Income from equity investments			
a) in group companies			
b) in other companies	0	1	0
16) Other financial income			
a) group companies	0	0	0
d) others	1,690	4,961	1,296
Total financial income	1,690	4,962	1,296
17) Interest payable and other financial charges			
a) group companies	0	0	-1
d) others	4,508	18,407	-4,864
Total financial charges	4,508	18,407	-4,865
17-bis Foreign exchange gains and losses	-1	166	0
Total foreign exchange gains and losses	-1	166	0
	-2,819	-13,279	-3,569
D) VALUE ADJUSTMENTS TO FINANCIAL ASSETS			
18) Revaluations:			
a) of equity investments	0	0	0
19) Write-downs:			
a) of equity investments	14	243	-222
	-14	-243	-222
E) EXTRAORDINARY INCOME AND CHARGES			
20) Extraordinary income			
-) from sale of tangible assets	-	40	
-) from sale of equity investments	-	812	17
-) others	2,370	11,305	1,319
Total Extraordinary Income	2,370	12,157	1,336
21) Extraordinary Income			
-) from sale of tangible assets	0	4	-15
-) from sale of equity investments	0	333	0
-) others	2,199	31,047	-2,129
Total Extraordinary Charges	2,199	31,384	-2,144
	171	-19,227	-808
NET PROFIT BEFORE TAXES	89,951	110,498	43,361
22) INCOME TAXES FOR THE PERIOD	33,856	29,863	-11,211
22 a) DEFERRED TAXES	-2,137	-19,437	-8,487
22 b) ADVANCE TAXES	78	0	0
Totale imposte	35,915	49,300	-19,698
PROFIT (LOSS) FOR THE PERIOD	54,036	61,198	23,663
MINORITY INTEREST	279	479	-658
PROFIT (LOSS) FOR THE GROUP	53,757	60,719	24,321

EXPLANATORY NOTES

PREAMBLE

Balance Sheet and Income Statement have been prepared in accordance with the requirements of the Italian Civil Code regarding Consolidated Financial Statements.
The accounting policies applied comply with legal requirements and are consistent with those adopted for the preparation of the statutory financial statements.

The various areas of business and the volume of revenues realised during the financial year are discussed at length in the *"Management Report "*, to which reference is made.

The consolidated report as of March 31, 2005, closed with a net income of €/000 54,036 including the minority interest of €/000 279.

Events subsequent to the period-end and *Relations with related parties* are described in the *Management Report*, to which reference is made.

Pursuant to Article 2423, paragraph 4, of the Italian Civil Code, liability caption *"15) Due to associated companies"* has been added to the balance sheet in order to better reflect commercial relations with De Agostini group companies as of 31.3.2005, given their significance.

All amounts are stated in thousands of Euros.

GENERAL ASPECTS

SCOPE OF CONSOLIDATION

The scope of consolidation as of March 31, 2005, includes the companies in which Lottomatica, the Parent Company, holds the majority of voting rights or otherwise exercises a dominant influence.

The scope of consolidation of the Lottomatica Group as of March 31, 2005, comprises the following Companies:

- *Lottomatica Italia Servizi S.p.A.*, 92.5% owned by Lottomatica S.p.A. (92.5% as of 31.12.2004), which provides services for citizens and businesses via the Lotto Game network;
- *Lottomatica Sistemi S.p.A.*, 100% owned by Lottomatica S.p.A. (100% as of 31.12.2004), which manages the Area Data Processing Centres (*CEZ*) that comprise the remote element of the Parent Company's IT network;
- *Cirmatica Gaming S.A.*, 100% owned by Lottomatica S.p.A., whose objects are to acquire, manage and administer financial and equity investments;
- *PCC Giochi e Servizi S.p.A.*, 100% owned by Lottomatica Sistemi S.p.A. (100% as of 31.12.2004), which provides specialist hardcopy media;
- *Consorzio Lottomatica Giochi sportivi*, established on June 3, 2003, and 85% owned by Lottomatica, which operates the Totocalcio (Football Pools) game;

- *Consorzio Lotterie Nazionali*, established on December 10, 2003, between Lottomatica S.p.A., Scientific Games International Inc., Arianna 2001 S.p.A., Olivetti Tecnost S.p.A. and Servizi Base 2001 S.p.A..
  Shares in the endowment fund are divided as follows:
  Lottomatica 63%, Scientific Games 20%, Arianna 2001 15%, Olivetti Tecnost 1% and Servizi Base 2001 1%.
- *Videolot Gestione S.p.A.*, 100% owned by Lottomatica S.p.A., which operates video lotteries;
- *Triplet S.p.A.*, 100% owned by Lottomatica S.p.A., which manages amusement machines ;
- *Totobit Informatica Software e Sistemi S.p.A.* acquired during December of last year, and 100% owned by Lottomatica Italia Servizi S.p.A.. The company operates an extensive network of multi-function mini-terminals installed at shops with significant footfall (such as bars/bet collection points, service stations, newsstands, and others) aimed at providing remote services "for citizens."
- *Sed Multitel S.p.A.*, 60% owned by Totobit Informatica Software e Sistemi S.p.A. and 20% by Lottomatica S.p.A.. The company was established on November 28, 2002, for the purpose of providing a specialised organisation capable of ensuring the necessary technological support, by coordinating and managing its own processing centres and through outsourcing, for the typical transaction activities of the remote services offered;
- *TTS S.r.l.*, 100% owned by Totobit Informatica, with its registered office in Marano di Napoli. Its business is to develop and distribute the software product to process and develop gaming systems at bet collection points. It provides clients with thorough technical/systems service, both by phone (through an in-house call centre) and on site. It also gathers subscription contracts throughout the territory for the services provided by the parent company;
- *LIS Finanziaria S.p.A.*, 100% owned by Totobit Informatica Software e Sistemi S.p.A., specifically established and registered with the *Albo degli Intermediari Finanziari* (Financial Brokers Register) pursuant to Article 106 of the *T.U.L.B.* (*Testo Unico delle Leggi in materia Bancaria e Creditizia*, Consolidation Act on Banking and Credit Laws) is the company responsible for managing the financial services that the parent company plans to bring into its network.
  It became fully operational in September 2003.

Change in consolidation perimeter
No changes were made to the consolidation perimeter compared to 31.12.2004.

Compared to 31.03.2004 changes to the consolidation perimeter have concerned:
- the sale of GBC: on July 28, 2004, a deed for the transfer of 50% of GBC S.A. was formalised with Cirsa .
- the companies, Triplet S.p.A. and Videolot Gestioni S.p.A., both 100% owned by Lottomatica, established in the course of 2004 to manage the video lotteries business, joined the Group.

Unconsolidated investments
The unconsolidated equity investments are:
- Lottomatica Argentina S.A. and Lottolatino do Brasil S.A., which have been put into voluntary liquidation;
- RTI Videlot S.p.A., 51% owned by Lottomtica S.p.A. and 49% owned by Triplet S.p.A., was established on February 2, 2005, and, in compliance with paragraph 4 (last sentence) of the Tender Specifications, established to manage all licensed activities currently carried out by the Temporary Business Combine between Lottomatica (acting

as representative) and Triplet. As of March 31, 2005, the company was still not operating.

The consolidation principles, the main accounting policies and the explanatory notes to the financial statements items are set out below.

CONSOLIDATION PRINCIPLES
The consolidation was prepared using the financial statements as of March 31, 2005, of the Parent Company Lottomatica S.p.A. and of the individual consolidated companies.

Subsidiary companies in which the Parent Company holds, directly or indirectly, more than the majority of voting rights or exercises a dominant influence are consolidated on a line-by-line basis.

The main criteria adopted are set out below:

- the book value of consolidated equity investments is eliminated against the related interest in their shareholders' equity and their total assets, liabilities, costs and revenues are combined on a line-by-line basis, regardless of the size of the equity investment held; the minority interests in shareholders' equity and in the results for the financial year are classified separately;
- the difference between the book value of an equity investment at the time of acquisition and the group's interest in its shareholders' equity at that time,
  - is classified as a consolidation difference in intangible assets, if positive, and amortised on a straight-line basis over the period it is expected to benefit, which does not exceed ten financial years having regard for the contribution that the equity investment is expected to make in the future;
  - is classified as a consolidation reserve within shareholders' equity, if negative.
- inter-company balances and transactions between consolidated companies are eliminated, as are internal or inter-group profits and losses, and the related deferred tax effect is recorded;
- inter-group dividends, recorded on an accrual basis, are eliminated;
- in the absence of a specific Italian accounting standard, assets held under finance leases are recorded in accordance with International Accounting Standard (IAS) 17, which requires:
  - the cost of assets to be recorded as tangible assets and depreciated accordingly;
  - the recognition of the financial payable to the lessor and of the related financial charges;
- alignment of the accounting policies of consolidated companies.

Given the specific nature of the activities of LIS Finanziaria S.p.A., this subsidiary company has been valued at equity.

ACCOUNTING PRINCIPLES
The criteria applied for the valuation of the items contained in this Report comply with legal requirements and are consistent with those adopted for the preparation of the Parent Company's statutory financial statements.

INTANGIBLE ASSETS
Intangible assets are recorded at purchase or production cost and amortised directly on a straight-line basis taking into account their useful lives. The purchase costs also includes additional costs, if any. The applied amortization criteria and amortization rates are as follows:

Intangible assets - Ordinary and Freely Transferable Assets	Amortization criteria
1) Start-up and expansion costs	5 years
2) Research costs	3 years
3) Patents	3 years
4) Patent rights	3 years
5) Goodwill	
-) Branches of Business	5 years
-) Merger difference	10.25 years
7) Others	
-) Leasehold improvements	contract term
-) Other Intangible Assets	2 years - 5 years

- start-up and expansion costs include the expenses incurred by the Parent Company to increase the share capital, to train and instruct personnel, incurred to expand the network and are amortised over five years. This item also includes costs incurred in relation to the acquisition of Branches of Business and to increase share capital, which are amortised over five years;
- research and development costs are amortised over five years, or in relation to the expected useful lives of the contracts to which they relate;
- advertising costs are amortised over five years, in relation to the expected useful life;
- industrial patent and intellectual property rights include the costs incurred for the acquisition and development, under licence for use for an indefinite time, of application software products, net of the amortization in line with the expected useful life (three or four years depending on the product) and amortised on a straight-line basis starting from the financial year economic use commenced;
- concessions, licenses, trademarks and similar rights include the costs incurred for the acquisition of licenses of use for an indefinite time; these are amortised over three or four years depending on the expected useful life and amortised on a straight-line basis starting from the financial year economic use commenced;
- goodwill paid on the purchase of Branches of Business is amortised over five years; goodwill resulting from the merger by incorporation of Lottomatica in Tyche is amortised over the residual life of the Lotto Game concession (9 years and three months) believed to be representative of the time period during which it will provide an economic benefit to the company;.
- "Other assets" mainly relate to the Parent Company and include the costs incurred to adjust the leased assets to the Company's technical and operational requirements; amortization rates are proportional to the residual life of the leases or, if shorter, to that of the expected use. Furthermore, they include costs incurred to issue the Bond capitalised in 2003, to be amortised over five years equal to the loan term. Finally, they include costs to improve the processing capacities of Lottomatica network;
- the difference arising on consolidation of the additional shares in Lottomatica Sistemi S.p.A. subscribed to in 2001 is being amortised over ten years, in view of the residual duration of the Lotto Game concession; the differences arising on consolidation of the additional shares in Lottomatica Italia Servizi S.p.A. subscribed to in 2001 are being amortised over ten years, in view of the contributions expected from these equity investments in the future; the consolidation differences arising from the acquisition of Totobit Informatica S.p.a., of Sed Multitel and of the additional shares subscribed to in TTS S.r.l. in 2004 are being amortised over ten years;
- fixed assets under development relate to purchases that had not entered into service or been tested as of December 31, 2004.

TANGIBLE ASSETS

Tangible assets are recorded at purchase cost, including additional charges (in accordance with the criteria laid down in Article 2426, paragraph 1, of the Italian Civil Code), and adjusted by the depreciation accumulated over the financial years.

The depreciation entered in the income statement is calculated systematically and constantly on the basis of the rates believed to be representative of the estimated useful life for each single asset category. Following a review of the original estimate, the depreciation figures for assets acquired in the course of the financial year have been calculated on a *pro rata temporis* basis with reference to the date on which these assets entered into service.

The values of the tangible assets do not include the costs of ordinary maintenance required to keep them working efficiently, to ensure their expected useful life, their capacity and original productivity, nor that required to repair break-downs or breakages. These costs have indeed been entered in the income statement in the period in which they were carried out.

Fixed assets under construction and advances include purchase costs and advances to suppliers for the acquisition of tangible assets still unused; they also include assets still unused held by third parties on consignment. The depreciation of these costs will be carried out at the time of their effective use.

Tangible assets - Ordinary and Freely Transferable Assets	Depreciation criteria
1) Land and buildings	3%
2) Plant and equipment	15% - 20%
3) Industrial and business equipment	25%
4) Other assets	12%

The table shows the depreciation rates used for each category.

INVESTMENTS

Equity investments in unconsolidated companies are recorded at purchase or subscription cost, including additional charges, and adjusted to take account of any permanent losses of value. For the purpose of the period-end valuation and for appropriate comparison with their book value, shareholders' equity values have been converted to the currency of accounts at the period-end exchange rate. Where there is a permanent loss of value greater than the equity investment's book value, the deficit for the period has been entered in the Provisions for risks and charges.

Equity investments in subsidiary companies with different business purposes have been consolidated on an equity basis. The original acquisition cost is periodically adjusted to reflect, in the consolidated financial statements, the relevant share of the profits or losses attained by the related investee company in the periods following the acquisition date.

INVENTORIES

Inventories are recorded at the lower of purchase or production cost, including additional charges, and their estimated realisable value determined with reference to market trends. Cost is determined on a "weighted-average cost" basis.

RECEIVABLES

These are stated at the estimated realisable value and classified as "Investments" or "Current assets", depending on their nature. These amounts comprise both the invoices already issued and the consideration for services, not yet invoiced, that had been provided and completed by 31 March.

Foreign currency receivables, originally recorded using the transaction-date exchange rates, are adjusted to reflect application of the period-end exchange rates and the resulting differences are recognised in the income statement as financial items.

CURRENT FINANCIAL ASSETS

These are represented by government bonds whose cost is the related purchase cost including additional charges increased by the accrued interest for the period. These assets are assessed at the lesser between the cost and realisable value, calculated with reference to market trends.

CASH AND EQUIVALENT

These consist of bank and postal deposits, cash on hand and valuables and is valued at the estimated realisable value, which normally coincides with the face value.

PROVISIONS FOR RISKS AND CHARGES

Provisions for risks and charges cover known or likely losses or liabilities, the timing and extent of which cannot be determined at the end of the period. They reflect the best estimate of the costs to be incurred, having regard for outstanding commitments and the other information available. These are made up of:

- *"Pension and similar costs"*: representing the indemnities payable to a number of Board Members on termination of their appointment pursuant to Article 2120 of the Italian Civil Code;
- *"Provision for taxes (including deferred taxes)"*: representing probable tax liabilities, the exact timing and extent of which cannot be determined; this item also include deferred tax liabilities resulting from the temporary differences between the statutory result and the taxable income, whenever these cannot be offset, due to their nature and terms, with advance taxes.
- *"Other provisions"*: representing other provisions:
  - *"provisions for losses on equity investments"*;
  - *"provisions for losses on restructuring charges"* to cover the cost of internal reorganisations and similar procedures;
  - *"provision for other charges"* to cover legal disputes, for example, based on an estimate of the charges to be incurred.

STAFF SEVERANCE FUND

The staff severance fund is determined in accordance with current legislation (specifically Law No. 297 of May 29, 1982, which requires an annual revaluation comprising a fixed element and a variable element based on the rate of inflation) and the applicable collective labour agreement.

Every year the fund is adjusted based on accruals at period-end in favour of the personnel employed at that date and is calculated net of advances paid also with regard to supplementary pension funds.

The advances also include the substitute tax (11%) on the income resulting from revaluations of the staff severance indemnity paid by the withholding agent pursuant to Article 11, paragraphs 3 and 4, of Legislative Decree No. 47/2000.

PAYABLES

Payables are recorded at face value. Foreign currency payables, originally recorded using the transaction-date exchange rates, are adjusted to reflect application of the period-end exchange rates and the resulting differences are recognised in the income statement as financial items.

ACCRUALS AND DEFERRALS

These are recorded on an accrual basis to match costs and revenues to which they relate, in accordance with Article 2424-*bis*, paragraph 5, of the Italian Civil Code.

COSTS AND REVENUES

These are recorded according to the principle of prudence and on an accrual basis, with the recognition of the related accruals and deferrals. Financial income and charges are accounted for on an accrual basis. Revenues from Lotto wagers are represented by the remuneration determined by the resulting concessionary rates applied to the brackets of gross proceeds of the gaming performed. In relation to the contractual arrangements made with bet collection points and telephone operators, revenues from top-ups business are entered gross of the components of "re-invoicing" attributed to the item costs for services. Revenues from sales of finished goods are accounted for at the time of transferring the asset.

EXCHANGE DIFFERENCES
In compliance with Article 2426-8-*bis*) of the Italian Civil Code, foreign currency receivables and payables that fall due within 12 months are adjusted directly to reflect application of the period-end exchange rate, unless the related exchange risk is covered by a specific hedge. Profits or losses deriving from this adjustment are entered separately in the income statement under item "17-bis) foreign exchange gains and losses", included among financial income components. Any net income must be allocated to a proper reserve not distributable before realisation.
Profits or losses deriving from this adjustment are entered separately in the income statement under financial income and charges without any off-set.
The derivative financial instruments to hedge specific exchange rate risks are valued at the exchange rates in effect at the close of the financial year, and the corresponding income and charges are entered in the income statement as exchange rate differences depending on sign and type of transaction or to adjust the cost (revenues) of the asset purchased (sold), against the corresponding liability (asset) item.
Derivative instruments originally not intended for hedging but for which the assets or liabilities for the original coverage cannot be specifically identified are valued at the priod-end closing date at the lesser between the cost and the market value.

INCOME TAXES
Income taxes for the period have been calculated and allocated on the basis of the best estimate of the taxable income carried out in compliance with the relevant provisions in force.
In accordance with the principle of prudence, assets from deferred taxes are only recognised if there is reasonable certainty that the taxable income for the financial years in which the related timing differences are expected to reverse will be sufficient to recover the value of such timing differences.
Assets for advance taxes and liabilities for deferred taxes are set off against each other, if allowed by law, and reported on a net basis in the financial statements. They are classified respectively under "4-ter) advance taxes" among current assets and under "2) Provision for taxes (including deferred taxes)" among provisions for risks and charges. The matching entries are reported as advance or deferred taxes within the income taxes for the period.
The fiscal benefit of tax losses carried forward is recognised if it is reasonably certain that such losses, even if incurred in prior financial years, will be offset against future taxable income.

Over the period under consideration the greater part of the Provision for deferred taxes was influenced by the tax effect of the application of the financing rules introduced by Legislative Decree No. 344 of December 12, 2003, concerning advance tax amortization.
Deferred taxes are determined using the tax rates expected to be in force when the related timing differences reverse. Appropriate adjustments are made for tax rate changes, provided that the related legislation has come into force by the time the financial statements are prepared.
Starting from 2004, the Group, as a consolidated entity, will participate in the National Fiscal Consolidation for De Agostini S.p.A. Group companies.

No dispute is pending with Tax Authorities with reference to those financial years which are still open from a tax point of view.

MEMORANDUM ACCOUNTS
These have been entered in the financial statements in compliance with Accounting Standard 22 of the Italian board of registered certified accountants (*Dottori Commercialisti e*

Ragionieri). "Guarantees given" (entered at their full amount) include the value of guarantees or other securities issued by the Companies or by insurance companies for direct or indirect contractual obligations of the Companies. They also include commitments connected to entering into derivative contracts from which rights and obligations arise connected to the transfer of financial risks inherent to the instrument between the contracting parties.

OTHER INFORMATION

In order to make the figures in the Balance Sheet of the Report as of March 31, 2004, comparable with those in the Financial Statements as of December 31, 2004, we note that some items have been reclassified where it has been deemed appropriate.

NOTES TO THE CONSOLIDATED BALANCE SHEET

ASSETS

A) DUE FROM SHAREHOLDERS FOR UNPAID CAPITAL

These amount to €/000 1,665 (€/000 1,665 as of 31.12.2004) and relates to amounts still to be paid into the endowment fund of Consorzio Giochi Sportivi (€/000 5) and of Consorzio Lotterie Nazionali (€/000 1,660) as of 31.03.2005.

B) FIXED ASSETS

These total €/000 521,075 (€/000 545,182 as of 31.12.2004). The item is made up of historical costs, excluding the relevant amortization and depreciation rates:

Values €000	Report as of 31.12.2004	Changes over the period					Report as of 31.03.2005
		Purchases	Increases	Write-downs	Other changes / reclassifications	Amortization and depreciation	
Intangible Assets	427,444	1,414	0	0	-218	-17,396	411,244
Tangible Assets	54,994	1,180	-997	0	-278	-3,453	51,446
Freely Transferable Tangible Assets	61,151	305	0	0	501	-5,423	56,534
Investments	1,593	270	0	-14	2		1,851
Total	545,182	3,169	-997	-14	7	-26,272	521,075

B I) INTANGIBLE ASSETS

Net Intangible Assets amount to €/000 411,244 (€/000 427,444 as of 31.12.2004):

	Opening	Changes over the period			TOTAL
		Increases	Amortization	Reclassifications	
Start-up and expansion costs	5,456	9	738	-221	4,506
Research and development	5,258	0	336	0	4,922
Patent rights	10,553	693	1,616	1,949	11,579
Concessions, licences	3,757	193	310	1	3,641
Goodwill	8,607	0	376	0	8,231
Merger difference	355,044	0	12,243	0	342,801
Consolidation difference	28,847	0	901	0	27,946
Fixed assets under development and advances	2,003	0	0	-1,950	53
Others	7,919	519	876	4	7,566
Total	427,444	1,414	17,396	-218	411,244

"*Start-up and expansion costs*", equal to €/000 4,506 (€/000 5,456 as of 31.12.2004) are amortised over five years and mostly comprise (€/000 3,507) the expenses incurred by the Parent Company for capital increases and the costs associated with network expansion. These latter are made up of the one-off payments made for the start-up of the new bet collection points and the costs incurred for training those operators which have been authorised by *AAMS* to manage the Lotto Game.

"*Research, development and advertising costs*" amount to €/000 4,922 (€/000 5,258 as of 31.12.2004) and mostly (€/000 4,802) relate to Consorzio Lotterie Nazionali for costs concerning the start-up of distribution and sale activities concerning traditional and instant lotteries during 2004.

"Industrial patent rights", equal to €/000 11,579 (€/000 10,553 as of 31.12.2004) comprise €/000 5,355 incurred by the Parent Company to develop the software required to operate the Lotto Game and Totocalcio businesses.
The residual amounts mainly relate to Consorzio Lotterie Nazionali (€/000 2,042) to develop the software required to operate the Scratch & Win Lottery, to the Totobit Group companies (€/000 1,860) and to Lottomatica Italia Servizi S.p.A. (€/000 2,322).
The increase over the period mainly reflects expenditure by the Parent Company and subsidiary companies for the development of applications software.

"Concessions, licences, trademarks and similar rights", equal to €/000 3,641 (€/000 3,757 as of 31.12.2004) refer to licences for use: €/000 1,703 is attributable to TTS S.r.l., €/000 377 to Consorzio Lotterie Nazionali and €/000 1,216 to Lottomatica S.p.A.

"Goodwill" totals €/000 378,977 (€/000 392,498 as of 31.12.2004) and mainly comprises:

- €/000 342,801 (historical cost €/000 501,959) representing the net difference on the merger by incorporation of Lottomatica in Tyche. The relevant amortization is being made over the residual life of the Lotto Game concession (expires in March 2012);
- €/000 5,783 representing goodwill on the contribution of PCC Giochi e Servizi;
- €/000 1,449 for the residual goodwill connected to the acquisition of the "Games" division of EIS and the Twin branch of business (pari-mutuel system);
- €/000 998 as the increased cost paid for the purchase of the minority shareholdings in Medialan S.p.A. which on 31.2.2004 was merged by incorporation in Totobit S.p.A..
- *"Consolidation difference"* totalled €/000 27,946 (€/000 28,847 as of 31.12.2004). The substantial variation with respect to the previous year can be explained by the deconsolidation of GBC S.A. following the sale of the related shareholding in September 2004. The higher acquisition value of Totobit Informatica S.p.A. as compared to the shareholders' equity was supported by economic valuations that confirm the higher current market value in consideration of the context in which the Totobit Group operates, its value generating potential and its projected income capacity.

"Other intangible assets" total €/000 7,566 (€/000 7,919 as of 31.12.2004). The most important increases over the financial year amounting to €/000 519 almost entirely relate to investments for the restructuring of Lottomatica's new offices.

B II) TANGIBLE ASSETS

Net tangible assets amount to €/000 107,980 (€/000 116,145 as of 31.12.2004).
On 31.12.2003 Lottomatica took advantage of the regulations (Law No. 350 of December 24, 2003) regarding the voluntary revaluation of business assets[1].

This item is made up as follows:

- *Tangible assets €/000 51,446 (€/000 54,994 as of 31.12.2004).*

---

[1] As a result of the enforcement of this law as of 31.12.2003, plant and equipment purchased in 1999 and 2000 have been revalued via an overall reduction in the related accumulated depreciation by €/000 25,733. The additional value allocated to these assets reflects their *"productive capacity"* and their *"actual economic utility"* to Lottomatica.

These comprise the assets used at the Group's offices and the equipment needed for normal business activity; the individual categories of asset are analysed below, together with an indication of the changes over the period.

	Opening	Changes over the period					TOTAL
		Increases	Depreciation	Decreases	Other changes	Reclassifications	
Land and buildings	7,625	0		0	0	0	7,625
Plant and equipment	69,968	1,064		986	1,417	-1,668	69,795
Industrial and business equipment	325	0		0	0	0	325
Other goods	2,506	116		3	-226	243	2,636
Fixed assets under construction	774	0		26	0	-137	611
GROSS VALUE OF TANGIBLE ASSETS	81,098	1,180		1,015	1,191	-1,562	80,892
Buildings	562	0	55	0	0	0	617
Plant and equipment	24,200	0	3,285	18	-2	-105	27,360
Industrial and business equipment	239	0	20	0	0	0	259
Other goods	1,103	0	93	0	14	0	1,210
DEPRECIATION FUND OF TANGIBLE ASSETS	26,104	0	3,453	18	12	-105	29,446

Acquisitions for the period amounted to a total of €/000 1,180 and nearly all refer to the Totobit group for implementation of the technological equipment on its own network.

- *Transferable tangible assets* €/000 56,534 (€/000 61,151 as of 31.12.2004).

These comprise fixed assets used to provide the service that, if requested, must be handed over to the Finance Ministry at the end of the concession period. They are analysed in the following tables, which show their historical cost separately from the related accumulated depreciation as of 31.03.2005.

The amounts reported in the *reclassifications* column relate to terminals used at Totocalcio bet collection points. The absence of Lotto software to be run on this equipment has lead to the removal of these assets from the category of the freely transferable assets.

Fixed assets under construction (€/000 6,324) exclusively relate to terminals and printers that have not yet been installed at bet collection points. Since these assets have not yet entered into service, they have been classified as "*Fixed assets under construction*" held by third parties on consignment.

	Opening	Changes over the period				TOTAL
		Increases	Depreciation	Other changes	Reclassifications	
Land and buildings - Freely Transferable Assets	0	0		0	0	0
Plant and equipment - Freely Transferable Assets	408,004	305		-2	3,322	411,629
Printers and PCs	388,436	305		-2	1,969	390,707
Plant and machinery	19,460	0		0	1,353	20,822
Industrial and business equipment - Freely Transferable Assets	1,363	0		0	-1,353	0
Other assets - Freely Transferable Assets	2,725	0		0	0	2,725
Fixed assets under construction - Freely Transferable Assets	7,632	0		0	-1,308	6,324
GROSS VALUE OF TANGIBLE ASSETS - FREELY TRANSFERABLE ASSETS	419,714	305		-2	661	420,678
Buildings - Freely Transferable Assets	0	0	0	0	0	0
Plant and equipment - Freely Transferable Assets	355,806	0	5,409	-1	278	361,456
Printers and PCs	336,364	0	5,351	-1	160	[illegible]
Plant and machinery	19,426	0	58	0	118	19,601
Industrial and business equipment - Freely Transferable Assets	118	0	0	0	-118	0
Other assets - Freely Transferable Assets	2,636	0	14	-1	0	2,649
DEPRECIATION FUND OF TANGIBLE ASSETS - FREELY TRANSFERABLE ASSETS	358,563	0	5,423	-2	160	364,144

"Freely transferable assets" mainly relate to Company-owned assets on gratuitous loan for use to third parties.

There are no charges over tangible assets and no assets are held for sale as of 31.03.2005.

B III) INVESTMENTS
Investments amount to €/000 1,851 (€/000 1,593 as of 31.12.2004).
These are broken down in the table below:

	Report as of 31.12.2004	Changes over the period			TOTAL
		Increases	Write-downs	Other changes	
Equity investments in subsidiary companies	747	120	14	1	854
Equity investments in associated companies	0	0	0	0	0
Equity investments in controlling companies	0	0	0	0	0
Equity investments in other companies	384	0	0	0	384
Receivables from others	426	150	0	1	577
Other securities	36	0	0	0	36
TOTAL INVESTMENTS	1,593	270	14	2	1,851

Regarding equity investments in subsidiary companies, it should be noted that the increase refers to establishment of the company RTI Videolot S.p.A., on February 1, 2005.
The majority shareholding in LIS Finanziaria has been valued at equity since the related investee company is registered with the *Albo degli Intermediari Finanziari* (Financial Brokers Register) pursuant to Article 106 of the *T.U.L.B.* (*Testo Unico delle Leggi in materia Bancaria e Creditizia,* Consolidation Act on Banking and Credit Laws).

Due from others for guarantee deposits amount to €/000 577 (€/000 426 as of 31.12.2004) and mainly relate to guarantees for tenders, leases and utilities executed by Lottomatica, as well as tax credit for tax advanced over staff severance indemnity (pursuant to Law No. 140/1997).

Other securities amount to €/000 36 (€/000 36 as of 31.12.2004).

C) CURRENT ASSETS
These total €/000 578,947 (€/000 566,246 as of 31.12.2004) and are made up as follows:

C I) INVENTORIES
These amount to €/000 5,595 (€/000 5,265 as of 31.12.2004) and mainly relate to the inventories of Totobit, comprising the activation codes for Vodafone and Telecom top-ups purchased in the quarter, which will be resold in the ordinary course of business.

C II) RECEIVABLES
These amount to €/000 195,874 (€/000 255,257 as of 31.12.2004). The most significant values include:

- ***Due from customers***
  These total €/000 53,868 (€/000 60,013 as of 31.12.2004) and relate to:
  - *Lottomatica S.p.A.* (€/000 10,156): €/000 2,008 refer to Sarabet S.r.l. for the fees due for the management of the Tris pari-mutuel system, €/000 1,129 (net of provision for bad debts equal to €/000 7,162) for receivables deriving from the service activities for horse racing and sports betting, €/000 1,678 for receivables

due from operators in the context of activities connected to the video lotteries and €/000 4,166 refer to the invoices issued to the Tax Authorities in relation to the commission due from the last competitions of the period.

- *LIS S.p.A.* (€/000 15,800) for amounts due from bet collection points in connection with the services provided and from telephone operators for recharging services.
- *Tototobit S.p.A.* (€/000 19,236) for amounts due from bet collection points in relation to business during the last ten days of March.
- *Consorzio Lotterie Nazionali* (€/000 3,950), in connection with the commission due to the Consorzio for the distribution and sale activities concerning traditional and instant lotteries.
- *Third-party shareholders of Consorzio Lotterie Nazionali* (€/000 1,356) in consideration of operating grants to be paid out.

- ***Due from unconsolidated subsidiary companies***
These total €/000 94 (€/000 80 as of 31.12.2004) and mainly relate to trade receivables due from Lis Finanziaria.
- ***Due from controlling companies***
These total €/000 452, of which €/000 280 refer to Lottomatica Group companies tax receivables from the Company De Agostini, within the framework of participation in the National Fiscal Consolidation, and €/000 172 to receivables from the group's V.A.T. liquidation.
- ***Tax receivables***
These total €/000 16,765 (€/000 29,978 as of 31.12.2004) and essentially refer to receivables due from the Tax Office for *IRES* (*Imposta sul Reddito delle Società*, Corporate Income Tax) and *IRAP* (*Imposta Regionale sulle Attività Produttive*, Local Tax on Production Activities) relating to advance payments made in 2004.

- Receivables from Tax Office (IRES-IRAP)	15,953
- Receivables from Tax Office (Staff Severance Fund)	100
- Withholdings - Interest receivable	55
- VAT credit	34
- Other tax receivables	623
Total	16,765

- ***Advance taxes***
These total €/000 45,241 (€/000 47,057 as of 31.12.2004). Specifically:

C.Lott. Naz.	1,780
Lottomat	31,029
Lot Sistemi	9,825
US	1,812
PCC GS	80
Totobit I.	529
TTS s.r.L.	186
Total	45,241

The item mainly includes assets for advance taxes referable to Lottomatica S.p.A.: specifically:

- amortization of the difference on the merger by incorporation of Lottomatica S.p.A. in Tyche;
- write-down of the equity investment in Lottomatica Sistemi Sp.A.;
- Sogei goodwill amortization.

The amount relative to Lottomatica Sistemi results from the deferred tax effects of the goodwill write-down carried out on 31.12.2003.

- ***Due from others***

  These amount to €/000 79,454 (€/000 118,126 as of 31.12.2004) and are stated net of provisions for bad debts of €/000 547. These mainly include receivables from bet collection points in the context of the various games and services (€/000 72,807). The most significant figures relating to financial receivables refer to the financial receivable (€/000 3,144) due from Bingo Plus. The receivable earns interest at a rate equal to the 6 months Euribor rate plus 100 basic points.

No receivables have been entered which are collectable beyond 5 years.

C III) CURRENT FINANCIAL ASSETS

The figure entered in the financial statements, equal to €/000 88,304 (€/000 64,129 as of 31.12.2004), including the purchase cost and the interest accruing over the period, refers to investments in government securities made by Lottomatica expiring in 2005.

C IV) CASH AND EQUIVALENT

This item, equal to €/000 289,174 (€/000 241,595 as of 31.12.2004), comprises bank deposits of €/000 289,022 (€/000 241,446 as of 31.12.2004) and cash totalling €/000 152 (€/000 149 as of 31.12.2004).

D) ACCRUED INCOME AND PREPAID EXPENSES

These total €/000 11,589 (€/000 8,876 as of 31.12.2004). *Prepaid expenses* (€/000 10,865) primarily relate to the Parent Company, including unused betting slips and receipt vouchers as of March 31.

As of 31.03.2005 there were no accruals, deferrals and discounts with a residual duration beyond 5 years entered in the financial statements.

NOTES TO THE BALANCE SHEET ASSETS REGARDING RECEIPTS AND PAYMENTS (PRESIDENTIAL DECREE No. 560 OF 16.09.1996)

The administration of receipts and payments by the Parent Company, under the powers granted by the above mentioned Presidential Decree No. 560/96, is discussed below.

The total asset balances, €/000 118,827, comprise the following:

RECEIVABLES

These amount to €/000 6,169 due from the operators of bet collection points in relation to sums collected by them, net of winnings and their commissions.

CASH AND EQUIVALENT

These amount to €/000 112,658 as of March 31, 20045, and reflect the administered receipts held on bank and postal accounts:

- €/000 80,084 on a specific current account held with Banca Intesa S.p.A.;
- €/000 32,574 on a specific postal account.

NOTES TO THE BALANCE SHEET ASSETS REGARDING RECEIPTS AND PAYMENTS FOR THE TOTOCALCIO GAME

This relates to the administration of the specific current account required by Article 2 of the instructions issued by the Director General of *AAMS* dated 9 July 2003. The balance as of March 31, 2005, €/000 4,330, reflects the amounts collected in the last part of the period that have not yet been withdrawn by *AAMS*.

LIABILITIES

A) SHAREHOLDERS' EQUITY

Consolidated shareholders' equity amounts to *€/000 348,853* (€/000 293,795 as of 31.12.2004).

€/000	Share capital	Legal reserve	Reserves: Pursuant to Law No. 350/2003	Reserves: Share premium	Reserves: Share exchange	Reserves: Consolidation reserve on investee companies	Reserves: Profit (loss) carried over	Operating results	Total
At the beginning of the previous financial y	**88,809**	**17,711**	**20,844**	**243,616**	**15,382**	**2,833**	**3,450**	**9,150**	**408,995**
Allocation of operating results						-20,379	0	20,379	0
- Distribution of dividends (€ 2 per share)		*51*		*-129,309*	*-15,382*		*-3,450*	*-29,529*	*-177,619*
- Other allocations									-
Other changes	130		0	1,772		166			2,068
Results from the previous financial year								60,719	60,719
At the end of the previous financial year	**88,939**	**17,762**	**20,844**	**116,879**	**0**	**-18,180**	**0**	**60,719**	**286,163**
Allocation of operating results						13,600	47,119	-60,719	0
Other changes	70			955		-1			1,024
Results from the current period								53,757	53,757
At the end of the current financial year	**89,009**	**17,762**	**20,844**	**117,034**	**0**	**-4,581**	**47,119**	**53,757**	**340,944**

Consolidated shareholders' equity attributable to the Parent Company, equal to €/000 340,944 (€/000 286,164 as of 31.12.2004) is broken down as follows:

It is made up of:

- **I) Share Capital**
  Share capital amounts to €/000 89,009 (€/000 88,939 as of 31.12.2004).
  This amount was constituted following the exercise of 70,000 options in 2005, concerning the stock option plan, for stock options assigned on the basis of the regulations resolved by the Board of Directors in its meeting held on June 11, 2003.
  As of March 31, 2005, Lottomatica share capital, fully subscribed and paid up, is represented by 89,009,280 ordinary shares, with a par value of € 1 Euro each.
- **II) Share premium reserve**
  This amounts to €/000 117,034 (€/000 116,080 as of 31.12.2004) and the variation compared to 2004 year-end result is due to the exercised stock options (€/000 955).
- **III) Revaluation reserve pursuant to Law No. 350/2003**
  This amounts to €/000 20,844 (€/000 20,844 as of 31.12.2004) and reflects the effect of the revaluation recorded in accordance with Law No. 350/2003. The reported balance comprises the reduction in accumulated depreciation by €/000 25,733, net of the related flat-rate taxation, €/000 4,889.
- **IV) Legal reserve**
  This amounts to €/000 17,762, showing no changes.
- **VII) *Other reserves***
  - *Consolidation reserve on investee companies.* This amounts to a negative value of €/000 4,581 (negative for €/000 18,180 as of 31.12.2004) and represents the Group's interest in the results carried over of consolidated companies, and the effect of consolidation adjustments made as of 31.12.2004 mainly due to changes in the scope of consolidation.
- **VI) *Profits (Losses) carried over,*** equal to €/000 47,119, refers to the results carried over for the parent company Lottomatica.

- **A IX) *Consolidated net income***

Consolidated net income as of March 31, 2005, amounted to €/000 54,036 (€/000 61,198 as of 31.12.2004). Minority interests amount to €/000 279 (€/000 479 as of 31.12.2004). Basic profit per share is equal to € 0.61.

B) PROVISIONS FOR RISKS AND CHARGES

These amount to €/000 28,702 (€/000 28,877 as of 31.12.2004) and are made up as follows:

	Opening	Changes over the period				TOTAL
		Increase	Revaluation	Decrease	Other changes	
1) Pension	1,510	0	0	1	0	1,509
2) Provisions for taxes, including deferred taxes	7,972	1	0	119	27	7,881
3) Other provisions	19,395	11	0	55	-39	19,312
TOTAL PROVISIONS	28,877	12	0	175	-12	28,702

• ***Pension and similar costs*** €/000 1,509 (€/000 1,510 as of 31.12.2004): this almost entirely comprises the provisions made by the Parent Company, in accordance with a resolution of the "*Remuneration Committee*", to cover the indemnities payable to certain Board members should their appointments be terminated.

• ***Provision for taxes, including deferred taxes,*** equal to €/000 7,881, mostly comprises deferred taxes at a rate of 37.25% of the share for the period of the advanced tax depreciation.

Company	Value
Lottomatica S.p.A.	7,622
Lot. Italia Servizi	75
Totobit Informatica	75
Videolot	62
Sed Multitel	47
Total	7,881

• ***Other provisions*** €/000 19,312 (€/000 19,395 as of 31.12.2004). Specifically:

- ***Provisions for business risks***
  These amount to €/000 17,645 (€/000 17,573 as of 31.12.2004) and refer almost exclusively to Lottomatica S.p.A. (€/000 12,029) and Consorzio Lotterie Nazionali (€/000 5,088) and refer to allocations made over the last financial years. No significant transactions took place during the period in question.
- ***Other provisions***
  These total €/000 1,667 (€/000 1,823 as of 31.12.2004). Of the amount in question, €/000 1,457 is relevant to Lottomatica, of which €/000 1,180 represent charges that may be charged to Lottomatica by *AAMS* in the context of the video-lotteries concession.

Lottomatica has not established a *Provision for reinstating freely transferable assets* since the efficiency of the entire automated system is assured by maintenance works that guarantee the perfect functioning of concession-related activities, as provided by the regulations concerning *Public service concessions*.

C) STAFF SEVERANCE FUND

This provision, net of advances, is equal to €/000 7,096 as of March 31, 2005 (€/000 6,813 as of 31.12.2004)

The item refers to the full amount of rights accrued by Group employees employed on March 31, 2005, and has been calculated in accordance with current laws, collective labour agreements and supplementing corporate agreements. These liabilities are subject to revaluation with the application of indices set by current law.
The reserve has been adjusted to cover requirements accruing at the end of the financial year for the benefit of employees employed at that date.
The table below shows the movements during the period.

	Opening	Changes over the period			TOTAL
		Increase	Decrease	Other changes	
STAFF SEVERANCE FUND	6,813	578	214	-81	7,096

D) PAYABLES

These amount to €/000 726,147 (€/000 788,787 as of 31.12.2004) and are made up as follows:

- *Bonds issued* €/000 364,793 (€/000 360,473 as of 31.12.2004): this item relates to the debenture loan, including accrued interest to be paid in 2005, which was underwritten in London on December 18, 2003, and executed on December 22, 2003, through the issue of securities (all placed) and the simultaneous receipt of the proceeds. 56% of the placement was in Italy, 19% in England with the remaining amount in other European countries.
  The issue was reserved exclusively for institutional investors excluding fund raising on a public basis.
  The bond yields 4.8% with reimbursement in a single payment on expiry in December 2008. The implicit rate for the entire transaction is 4.97%.
  The discount on bond issue was €/000 972 and is recorded as a prepaid expense, net of the element accruing through 31.03.2005.
- *Due to banks* €/000 41 (€/000 99 as of 31.12.2004). The figure mostly refers to PCC Giochi e Servizi S.p.A. (€/000 36) in connection with the residual payable due to MPS Leasing & Factoring for factoring transactions.
- *Due to other lenders* €/000 2,523 (€/000 2,736 as of 31.12.2004): This item relates to PCC Giochi e Servizi for Efibanca loan, and TTS for financing transaction and to the application of IAS 17.
- *Due to suppliers* €/000 142,917 (€/000 175,279 as of 31.12.2004).

  This item comprises unpaid supplier invoices recorded as of March 31, 2005, as well as invoices to be received and other period costs to be settled. The payables are connected to the purchase of goods and services for the activities of the financial year and investment programs under way.
  The table details the payables to suppliers for each individual company in the Group.

Company	Value
Lottomat	65,403
Totobit I.	33,963
Lot. ItaSer	30,026
C.Lott. Naz.	7,816
Videolot	3353
PCC GS	1689
Sed Multitel	396
Lot Sistemi	175
C.L. Giochi	53
TTS s.r.L.	27
Triplet	16
Total	142,917

- *Due to unconsolidated Subsidiary Companies* €/000 314 (€/000 112 as of 31.12.2004), mostly relating to the subsidiary company Lis Finanziaria S.p.A., a

company consolidated on an equity basis and to the newly-established company RTI Videolot S.p.A..

- *Due to Parent Companies* €/000 20,595 (€/000 19,245 as of 31.12.2004). These refer to €/000 18,652 for payables due to De Agostini S.p.A. for current taxes for the period; indeed, following the resolution passed by the Board of Directors on 9 September 2004 and approved by the Board of Directors of De Agostini S.p.A. on 20 October 2004, the companies Lottomatica and Lottomatica Italia Servizi joined the "National Fiscal Consolidation De Agostini S.p.A. Group companies". The residual amount of €/000 1,943 refers to the payable due to De Agostini S.p.A. for the companies' participation in the group's V.A.T. liquidation.
- *Taxes payable*, €/000 42,829 (€/000 13,338 as of 31.12.2004). This figure mainly includes the current taxes estimated as of 31.03.2005, the *IRPEF (Imposta sul Reddito delle Persone Fisiche*, Personal Income Tax) withholding taxes withheld by the Group from the remuneration of employees and consultants for March 2005, as well as V.A.T. payables and *IRAP* payables for the period.

	31.03.2005	31.12.2004
- *IRPEF*	1,099	1,638
- Tax Office, VAT debit	193	112
- Other payables to Tax Office	0	6
- *IRAP/IRES*	41,523	9,184
- Other taxes payable	14	2,398
12) Taxes payable	**42,829**	**13,338**

- *Due to social security institutions*, €/000 1,289 (€/000 2,428 as of 31.12.2004). This item relates to the payables to social security institutions for withholdings charged to the Companies with regard to wages and salaries paid in March 2005.
- *Other payables* €/000 150,846 (€/000 210,649 as of 31.12.2004). These principally include amounts due to employees for accrued remuneration (€/000 11,425) and customers, as a consequence of the collection services provided by LIS, Lottomatica and Consorzio Lotterie Nazionali.

There are no payables expiring beyond five years.

E) ACCRUED EXPENSES AND DEFERRED INCOME

The item amounts to €/000 2,478 (€/000 3,697 as of 31.12.2004). The principal component essentially comprises grants to be collected by Lottomatica from *AAMS*, in the subsequent financial years, for the activation of Totocalcio bet collection points at locations without a suitable Lotto Game terminal, as well as the deferred portion of fees and one-off payments for the subsequent period invoiced to the operators of Totocalcio bet collection points.

MEMORANDUM ACCOUNTS

These total €/000 277,606 (€/000 297,939 as of 31.12.2004) and comprise *guarantees* of €/000 206,786 (€/000 261,753 as of 31.12.2004) and *other memorandum accounts* of €/000 70,820 (€/000 36,186 as of 31.12.2004). The principal amounts relate to the Parent Company and LIS (€/000 77,026), Consorzio Giochi Sportivi (€/000 15,007) and Consorzio Lotterie Nazionali (€/000 69,979), as analysed below.

Lottomatica S.p.A.
Guarantees given (€/000 78,874) comprise:

- the guarantee given by Efibanca in favour of the Ministry of Finance regarding the Company's obligations to operate the Lotto Game concession (€/000 9,456);
- the guarantees given by Banca Popolare di Bergamo in favour of the Ministry of Finance regarding the Company's obligations to operate the Video lotteries concession (€/000 12,385); and by Banca Antonveneta in favour, as before, of the Ministry of Finance for the license to manage the activities and operate the network to manage legal games via remote connection, using amusement and entertainment equipment (€/000 14,000);
- the guarantees given regarding contractual obligations for Formula 101 (€/000 15,494) and other promotional initiatives (Cinquinotto, telephone game and other games and prizes totalling €/000 3,419);
- the guarantees given for leases (€/000 1,150);
- the guarantee of €/000 22,474 given to the Tax Office regarding the credits utilised under Group V.A.T. arrangements;
- the guarantees of €/000 496 given to Sogei regarding horse-racing events.

LIS S.p.a
The balance of €/000 77,026 (€/000 65,025 as of 31.12.2003) comprises the guarantees given in favour of:

- Telecom Italia Mobile S.p.A., regarding the Company's obligations under the contract for automatic top-up services for Tim cards (€/000 4,132);
- Omnitel S.p.A., regarding the Company's obligations under the contract for automatic top-up services for Omnitel cards (€/000 46,500);
- Wind Telecomunicazioni S.p.A., regarding the Company's obligations under the contract for automatic top-up services for Wind cards (€/000 23,500);
- SS Lazio S.p.A., regarding the Company's obligations under the contract for the online sale of tickets and season tickets (€/000 2,500);
- the V.A.T. Office for Group V.A.T. (€/000 284);
- the Lazio Region in relation to training (€/000 10);
- Telecom for the Pin concession (€/000 100).

Consorzio Lotterie Nazionali

- A contract between Consorzio Lotterie Nazionali and Morgan Stanley was executed on March 23, 2004, covering the exchange rate risk deriving from the supply of Instant Lottery tickets in dollars equal to €/000 34,138 calculated at the option exchange rate ($/000 46,500). The contract provides cover for the notional value should the dollar rise above the Strike level (Euro/USD 1.2138). Should the dollar weaken, the contract allows the company to benefit from this trend up to the Knock In level (1.3). If this point is touched at any time during the reference period, the purchase of dollars over the same period has to be made at the pre-set Strike (*Share accrued as of March 31 totals €/000 34,138).*

- €/000 35,841 relate to the guarantee given on behalf of Consorzio by Lottomatica S.p.A. in favour of *AAMS* regarding all obligations deriving from the agreement as set out under Article 10 of the License dated 14 October 2003 (€/000 25,841) and €/000 10,000 for the payment of the tax revenue.

Consorzio Lottomatica Giochi Sportivi

The amount of €/000 15,000 has been given as guarantee in favour of *AAMS* for all obligations inherent to the game.

Others

The item "*Others*" amounts to a total of €/000 70,820 and the most significant components are represented by the commitments undertaken by Totobit and Lottomatica.

NOTES TO THE BALANCE SHEET LIABILITIES REGARDING RECEIPTS AND PAYMENTS (PRESIDENTIAL DECREE No. 560 dated 16.09.1996).

The administration of receipts and payments by the Parent Company, under the powers granted by the above mentioned Decree 560/96, is discussed below.

PAYABLES

These amount to €/000 118,827 and comprise:

- €/000 81,871 in profits due to the Tax Authorities as of March 31, 2005;
- €/000 19,347 due to the Ministry of Finance's pension fund;
- €/000 407 in amounts to be paid over to the Tax Authorities, equal to the interest receivable accrued on the specific bank account used for the administration of receipts and payments, net of tax charges and related expenses;
- €/000 4,165 for the premium on the last drawing in the period to be paid out ot the licensee;
- €/000 1 not yet paid to telephone operators;
- €/000 12,571 in winnings not paid as of March 31, 2005;
- €/000 465 in uncollected amounts to be paid over to *AAMS* in relation to the financing of a great number of winnings.

NOTES TO THE BALANCE SHEET LIABILITIES REGARDING RECEIPTS AND PAYMENTS FOR THE TOTOCALCIO GAME

The balance as of March 31, 2005, €/000 4,330, reflects the administration of amounts collected that have not yet been paid over to *AAMS*.

NOTES TO THE CONSOLIDATED INCOME STATEMENT

A) VALUE OF PRODUCTION

This amounts to €/000 370,123 (€/000 348,326 as of 31.12.2004). Specifically:

	31/03/2005	31/03/2004	Change
Sales and Services	368,469	346,530	21,939
Change in inventories of work in progress, semi-finished and finished goods	152	89	63
Capitalisation of internal construction costs	111	84	27
Other earnings and proceeds	1,391	1,623	-232
TOTAL REVENUES	370,123	348,326	21,797

- ***Revenues from sales and services***

These amount to *€/000 368,469* (€/000 346,530 as of 31.03.2004). As already illustrated in the management report, the figures as of March 31, 2004, include the values for GBC, a company 50% owned and operating in the Bingo industry in Spain, transferred in 2004.
The table below shows the breakdown by business line:

Lottomatica Group
Breakdown of revenues from sales and services

€/000	Report as of 31.12.2004	Report as of 31.03.2004	Changes
Lotto	155,203	126,904	20,219
Trix - LTM	802	241	561
LIS network - top-ups	85,279	76,616	0,663
Totobit network - top-ups	106,106	67,200	38,906
Totobit system	400	1,106	-626
Sport ticketing	1,219	1,124	95
Car road tax	3,327	3,903	-176
Rai television licence	606	583	23
Municipal Services	145	125	20
Unified Taxes	152	128	24
Betting pools	1,857	2,698	-741
National Lotteries	9,966	5	9,961
Others	873	144	729
Bets	533	453	80
Videolotteries	1,370		1,370
PCC GS S.p.A.	371	412	-41
Bingo			
-) GBC	-	65,120	-65,120
Total	368,469	346,530	21,939

In relation to revenues from top-ups, note that:

- LIS revenues include the cost of Wind and Tiscali top-ups (€/000 78,804); these amounts total €/000 6,475, excluding re-invoicing (€/000 5.362 al 31.03.2004).
- Totobit Informatica Software e Sistemi S.p.A. income include the purchase of services and consumables for on-line top-ups and services. These amounts total €/000 104,485; therefore, revenues total €/000 1,701 (€/000 832 as of 31.03.2004), excluding re-invoicing.

The most significant changes took place in the Lotto game, due to the good trend of wagers; in top-ups, the market for which continues to grow at an interesting rate; in the lotteries, although for the latter business the changes compared to last year has to do with the launch of instant lotteries, which only took place in June 2004.

As of 31.03.2005, revenues of €/000 1,370 were also entered for the video lottery business launched at the end of last year.

- ***Change in inventories of work in progress, semi-finished and finished goods***
  The amount of €/000 152 (€/000 89 as of 31.12.2004) relates almost entirely to PCC Giochi e Servizi.
  - ***Capitalisation of internal construction costs*** €/000 111 (€/000 84 as of 31.03.2004). They essentially relate to the internal software development.

- *Other earnings and proceeds*
  These amount to €/000 1,391 (€/000 1,623 as of 31.03.2004), €/000 987 for Consorzio Lotterie Nazionali operating grants.

B)PRODUCTION COSTS
These amount to €/000 277,510 (€/000 300,366 as of 31.12.2004) and are made up as follows:

Raw materials, secondary materials, consumables and goods: €/000 112,620 (€/000 72,279 as of 31.12.2004). These mainly relate to the purchase of on-line services for top-ups performed by Totobit, and paper supports for the Lotto game and instant and traditional lotteries. Specifically:

March 31, 2005	€/000
On-line services for top-ups	104,459
Paper supports	5,052
Lottery tickets	2,198
Consumable stores and other costs	911
Total	112,620

Services. These amount to €/000 119,675 (€/000 174,841 as of 31.03.2004); the table sets out a break-down by expenditure item with the variations compared with the corresponding period in the previous financial year.
The most significant variations concerned:
- o the network costs for the technological innovation process begun in early 2003 by migrating the data transmission systems to the IP (Internet Protocol) system, with significant savings;
- o assistance provided to bet collection points for business development and business volume increase;
- o telephone top-ups costs with collection volumes continuously increasing.

The item "premium payments and Bingo taxes" refers to GBC which, as mentioned earlier, has left the scope of consolidation.
Specifically:

	31/03/2005	31/03/2004	Change
Network management	8,237	16,334	-8,097
Maintenance	8,623	7,770	853
Office costs	1,937	1,570	367
Assistance for bet collection points	6,393	4,490	1,903
Advertising	7,589	8,332	-743
Consultancy	3,333	3,697	-364
Corporate bodies	571	412	159
Top-ups	80,753	71,569	9,184
Banking costs and services	201	304	-103
Premium payments/Bingo taxes		55,502	-55,502
Auditing	44	18	26
Others	1,994	4,843	-2,849
7) COSTS FOR SERVICES	119,675	174,841	-55,166

- *Leases and rentals*
  These amount to €/000 3,691 (€/000 3,831 as of 31.03.2004). These are costs relate to leases, rentals (cars and equipment) and royalties.

Personnel costs. These amount to €/000 14,645 (€/000 16,508 as of 31.03.2004).
Compared to the corresponding period in 2004, the item is broken down as follows:

	31/03/2005	31/03/2004	Change
a) Wages and salaries	10,548	12,008	-1,460
b) Social security contributions	3,472	3,901	-429
c) Staff severance fund	578	543	35
d) Pension and similar obligations	0	4	-4
e) Other costs	47	52	-5
9) PERSONNEL COSTS	14,645	16,508	-1,863

The decrease compared to 31.03.2004 is the result of the combined effects of:

- o GBC Group leaving the scope of consolidation (drop by €/000 3,410);
- o contractual dynamics and adaptation of the group's managerial structures for launching new businesses (increase by €/000 1,547).

The Group companies consolidated on a line-by-line basis employs 1,041 persons.

- ***Amortization, depreciation and write-downs:*** €/000 26,428 (€/000 28,884 as of 31.03.2004).
  This item is made up as follows:
  ➢ *Amortization of intangible assets* €/000 17,396 (€/000 17,695 as of 31.03.2004).
  This principally comprises the amortization of costs incurred by the Parent Company for the expansion of the network, which has been capitalised in "Start-up and expansion costs" and is amortised over, respectively, three and five years.
  The goodwill arising from the allocation of the merger difference is amortised over the residual life of the Lotto concession, which expires in March 2012.

Values in €/000	31/03/2005	31/03/2004	Change
Start-up and expansion costs	738	782	-44
Research and development costs	336	75	261
Patent rights	1,616	1,154	462
Concessions, licences	310	318	-8
Goodwill	375	1,133	-758
Merger difference	12,244	12,244	0
Consolidation difference	901	1,651	-750
Others	876	338	538
Total	17,396	17,695	-299

➢ *Depreciation of tangible assets* €/000 8,876 (€/000 11,170 as of 31.03.2004).

Values in €/000	31/03/2005	31/03/2004	Change
Buildings	55	72	-17
Depreciation of Plant and Equipment	3,285	2,293	992
Business and industrial equipment	20	21	-1
Depreciation of Other Assets	93	143	-50
Depreciation of Tangible Assets	3,453	2,529	924

Values in €/000	31/03/2005	31/03/2004	Change
Buildings - Freely Transferable Assets	0	0	0
Plant and Equipment	5,409	8,619	-3,210
Business and industrial equipment - Freely Transferable Assets	0	0	0
Other Freely Transferable Assets	14	22	-8
Depreciation of Tangible Assets - Freely Transferable Assets	5,423	8,641	-3,218
Total	8,876	11,170	-2,294

The depreciation of tangible assets was calculated according to the abovementioned criteria.
The depreciation of freely transferable assets was effected with rates taking into account their estimated useful life according to the abovementioned methods.
For assets entering into service in the period, the amount of depreciation was calculated on a *pro-rata temporis* basis with reference to the date on which they entered into service.
The drop in depreciation of freely transferable assets is largely due to the completion of the depreciation of some terminals and printers.

- *Write-down of current receivables* €/000 156 (€/000 19 as of 31.03.2004). This amount is mostly attributable to Totobit Informatica.

- ***Change in inventories:*** These amount to €/000 -168 (€/000 1,836 as of 31.03.2004) and are mostly attributable to Totobit S.p.A. with reference to the purchases of activation codes for Vodafone and Telecom top-ups.

- ***Provisions for risks:*** These amount to €/000 4 (€/000 627 as of 31.03.2004).

- ***Other operating expenses:*** The item is equal to €/000 604 (€/000 1,560 as of 31.03.2004).
  The most significant amount relates to the *pro-rata* portion of unrecoverable V.A.T. (€/000 137).

C) NET FINANCIAL INCOME AND CHARGES. These amount to €/000 -2,819 (net income of €/000 3,569 as of 31.03.2004). The tables below set out the break-down of each item:

	31/03/2005	31/03/2004	Change
Other financial income	1,690	1,296	394
Bank interest	1,687	1,212	475
Group's financial income	0	0	0
Other financial income	3	84	-81
Interest and other financial charges	4,508	4,864	-356
Bank interest	153	69	84
Interest payable on bonds and Discount on issue	4,320	4,320	0
Group's interest and other financial charges	0	0	0
Other financial charges	35	475	-440
TOTAL FINANCIAL INCOME AND CHARGES	-2,818	-3,568	750
Foreign exchange gains and losses - Foreign exchange losses	0	0	0
Foreign exchange gains and losses - Foreign exchange gains	-1	0	-1
FOREIGN EXCHANGE GAINS AND LOSSES	-1	0	-1

D) VALUE ADJUSTMENTS TO FINANCIAL ASSETS *€/000 14 (€/000 222 as of 31.03.2004)*. These relate to the losses accrued in the period by the subsidiary company LIS Finanziaria, consolidated on an equity basis.

E) EXTRAORDINARY INCOME AND CHARGES.
These show a net positive balance of €/000 171 (charges of €/000 808 as of 31.03.2004).

INCOME TAXES FOR THE PERIOD
The estimated tax charge as of March 31, 2005, for the Lottomatica Group amounts to €/000 35,915 (€/000 19,698 as of 31.03.2004).

CONSOLIDATED NET INCOME AS OF 31.03.2005
Consolidated net income amounts to €/000 54,036 (€/000 23,663 as of 31.03.2004) of which €/000 279 (€/000 -658 as of 31.03.2004) is attributable to minority interests.

OTHER INFORMATION

As required by Article 38, paragraph 1, of Legislative Decree No. 127/91, we inform you that:

- ***Personnel***
  The table below shows the average number of employees, analysed by category, of the companies consolidated on a line-by-line basis:

Average employees	31/03/2005	31/03/2004	Change
Executives	52.3	50.6	1.7
Supervisors	107.7	86.0	21.7
Office staff	818.0	810.0	8.0
Manual workers	57.0	63.0	-6.0
Total	1,035	1,010	25

As to Lis Finanziaria, consolidated on an equity basis, the average number of employees, analysed by category, is as follows:

Average employees	As of 31/03/2005	As of 31/12/2004
Executives	1	1
Supervisors		
Office staff	5	6
Manual workers		
Total	6	7

ANNEXES

- List of Relevant Investments
- Reclassified Balance Sheet
- Reclassified Income Statement
- Cash-flow Statement
- Economic and financial data of consolidated companies

List of significant equity investments as of 31.03.2005
pursuant to Article 120 of Legislative Decree No. 58 of February 24, 1998
(to be published pursuant to Article 126 of the CONSOB resolution No. 11971 of May 14, 1999)

List of companies included in the consolidation area as of 31.03.2005

Company name	Activities	HQ	Shaeholders' equity			% ownership	Shareholder	Consolidation method
			Equity		Result			
			Capital	Reserves				
Lottomatica S.p.A.	State licensee to manage Lotto and other games	Rome	89,009	202,758	48,905			
Lottomatica Italia Servizi S.p.A	Citizen services	Rome	2,582	12,892	3,131	92.5%	Lottomatica S.p.A.	line-by-line
Lottomatica Sistemi S.p.A.	*Centri Elaborazione di zona*	Rome	5,165	3,053	1,072	100%	Lottomatica S.p.A.	line-by-line
PCC Giochi e servizi S.p.A.	Special paper products	TITO (PZ)	21,000	427	-187	100%	Lottomalica Sistemi S.p.A.	line-by-line
Cirmatica Gaming S.A.	Financial investments	Barcelona	54,156	73,351	950	100%	Lottomatica S.p.A.	line-by-line
Consorzio Giochi Sportivi (**)	Betting pool management and operations	Rome	100	-	-	85%	Lottomatica S.p.A. /Totobit S.p.A.	line-by-line
Consorzio Lotterie Nazionali	National lotteries	Rome	16,000	-45	-	63%	Lottomatica S.p.A.	line-by-line
Videolot Gestione	Videolotteries management	Rome	120	-	-350	100%	Lottomatica S.p.A.	line-by-line
Triplet	Entertainment equipment management	Rome	300	-	-35	100%	Lottomatica S.p.A.	line-by-line
Totobit Informtica S.p.A.	On-line services for citizens	Milan	3,043	3,301	296	100%	Lottomatica Italia Servizi S.p.A.	line-by-line
TTS Srl	Software development and production	Milan	100	28	-29	100%	Totobit S.p.A.	line-by-line
Sed Multitel S.p.A. (*)	Technological support for remote services	Milan	800	339	-138	60.0%	Totobit S.p.A. / Lottomatica S.p.A.	line-by-line
LIS Finanziaria S.p.A.	Financial services management	Milan	1,000	-387	-10	100%	Totobit S.p.A.	equity

(*): indirectly owned 55.5%
(**): indirectly owned 5%

RECLASSIFIED BALANCE SHEET

Values in €000	31/03/2005	31/12/2004	31/03/2004
Receivables from customers	53,868	58,759	59,422
Inter-company receivables	832	80	2,145
Inventories	5,595	5,265	2,828
Receivables from others	136,025	188,200	111,551
Payables to suppliers	142,903	179,707	123,819
Inter-company payables	20,909	19,346	85
Payables to others	194,964	225,692	143,594
Net current assets	**-162,456**	**-172,441**	**-91,552**
Tangible assets	107,980	116,145	145,714
Intangible assets	32,267	34,947	25,240
Investments	1,851	1,593	4,209
Net fixed assets	**142,098**	**152,685**	**175,163**
Provisions for risks and charges	28,702	28,877	8,286
Staff Severance Fund	7,096	6,813	5,906
Other assets (liabilities)	10,776	5,179	10,885
Net operating invested capital	**-45,380**	**-50,267**	**80,304**
Goodwill	378,977	392,497	476,116
NET INVESTED CAPITAL	**333,597**	**342,230**	**556,420**
Share capital	89,009	88,939	88,809
Reserves	155,640	154,686	297,553
Consolidation difference	-4,581	-18,180	-18,231
Profits (losses) carried over	47,119	0	32,979
Profit (loss) for the period	53,757	60,719	24,321
Group's shareholders' equity	**340,944**	**286,164**	**425,431**
Minority interests	7,909	7,631	9,101
Short-term Financial Payables/(Receivables)	-375,369	-311,075	-230,930
Medium-term Financial Payables /(Receivable	360,117	359,499	352,598
(inter-company) Financial Receivables	-4	0	-1
(inter-company) Financial Payables	0	11	221
Financial coverage	**-15,256**	**48,435**	**121,888**
TOTAL SOURCES	**333,597**	**342,230**	**556,420**

RECLASSIFIED INCOME STATEMENT	31/03/2005	31/12/2004	31/03/2004
Revenues from sales and services	368,469	1,218,536	346,530
Change in inventories	152	-26	89
Capitalisation of internal construction costs	111	1,418	84
Other revenues	1,391	14,318	1,623
Total revenues	370,123	1,234,246	348,326
Costs for goods and services	235,986	893,811	250,951
Change in inventories	-168	-921	1,836
Added value	134,305	341,356	95,539
Labour costs	14,645	56,102	16,508
Operating charges	604	13,068	1,560
Gross operating margin (EBITDA)	119,056	272,186	77,471
Amortisation of intangible assets	17,396	71,688	17,695
Depreciation of tangible assets	8,876	46,715	11,170
Write-down of fixed assets	0	609	0
Write-down of receivables	156	1,720	19
Other provisions	15	8,207	627
Operating profit (EBIT)	92,613	143,247	47,960
Financial income (charges)	-2,819	-13,279	-3,569
Profit before extraordinary items	89,794	129,968	44,391
Value adjustments to financial assets	-14	-243	-222
Extraordinary income (charges)	171	-19,227	-808
Profit before taxes (EBT)	89,951	110,498	43,361
Income taxes for the period	-35,915	-49,300	-19,698
Profit (loss) for the period	54,036	61,198	23,663
Profit (loss) for the period - Minority interests	279	479	-658

	RECLASSIFIED CASH FLOW STATEMENT	
Values in €/000	31/03/2005	31/12/2004
Result for the period [group], including taxes	89,951	110,498
Adjustments for:		
Depreciation of Tangible Assets	8,876	46,712
Amortisation of Intangible Assets	17,396	71,683
(Revaluations) Write-downs of Fixed Assets	14	2,768
Capital (Gains) Losses on disposal of Fixed Assets	0	515
Income taxes	-35,915	-49,300
Cash-flow from operating activities before changes in net current assets	**80,322**	**181,846**
Other non-monetary items	-3,824	23,814
Change in Net Current Assets	-11,646	71,081
Change in consolidation area	0	7,816
Cash-flow from operating activities [a]	64,852	284,557
Investments in intangible assets	-1,414	-30,906
Investments in tangible assets	-1,485	-22,737
Investments in financial assets	-270	-2,067
Realisable value, or redemption value, of fixed assets	988	67,120
Cash-flow from investing activities [b]	-2,181	11,410
Redemptions/new medium/long term loans	603	6,457
Capital increase /(Distribution of dividends)	1,024	-175,717
Cash-flow from financing activities [c]	1,627	-169,260
Increase/(decrease) in cash and equivalent [a+b+c]	64,298	126,707
Cash and equivalent at the beginning of the period	311,075	184,368
Cash and equivalent at the end of the period	375,373	311,075

LOTTOMATICA GROUP – ANALYSIS OF BALANCE SHEET AS OF 31.03.2005 OF THE COMPANIES INCLUDED IN THE CONSOLIDATION AREA (values in €)

	LOT	LIS	LS	PCC	CGS	CGV	TOT	TTS	SED	CIRMAT	TPT	VLG
Receivables from customers	10,155,768	15,800,251	9,843	746,478	1,825,074	7,007,776	30,812,345	130,846	0	0	0	25,697
Inter-company receivables	27,011,458	283,789	8,304,658	2,345,434	0	0	4,415,023	472,361	1,253,215	0	0	290,552
Inventories	378,761	0	0	1,457,089	0	0	3,622,417	149,000	0	0	0	0
Receivables from others	43,219,130	7,239,146	10,235,258	95,905	11,191	51,741,890	1,678,414	234,004	58,563	5,217	8,351	143,196
Payables to suppliers	-65,403,223	-30,048,884	-174,598	-4,689,967	-1,717,326	-26,594,077	-33,982,509	-26,849	-398,442	0	-16,536	-1,352,683
Inter-company payables	-28,094,082	-8,167,839	-625,800	0	0	0	-538,287	-2,283,527	-789,250	0	-97,595	-419,715
Payables to others	-43,510,718	-143,447,133	-2,347,029	-674,069	-348,550	-43,336,791	-1,509,411	-107,403	-300,545	-2,868	-1,164	388,402
Net Current Assets	-56,242,827	-117,940,440	15,402,361	-1,722,930	-229,613	-11,181,700	4,742,013	-1,741,568	-176,437	2,449	-106,914	-2,748,351
Tangible assets	81,471,451	4,490,947	29,728	11,500,494	0	1,360,509	5,830,517	97,633	1,275,936	0	0	2,372,171
Intangible assets	17,005,162	3,019,288	0	122,075	3,146	6,173,954	2,579,607	1,838,948	198,245	0	4,325	3,510
Financial assets	150,722,058	39,549,280	20,923,458	43,443	0	0	2,106,945	4,135	0	0	59,800	169,035
Net fixed assets	249,198,671	47,059,516	20,953,186	11,766,014	3,146	6,664,073	9,906,656	1,940,716	1,474,180	0	63,126	2,544,716
Provisions for risks and charges	-23,349,889	-405,163	-36,017	0	-11,246	-5,063,911	-431,360	0	-47,397	0	0	-1,479,000
Staff Severance Fund	-4,260,759	-177,444	-1,281,432	-937,792	0	0	323,973	61,133	-19,840	0	0	0
Other assets (liabilities)	7,021,874	426,932	123,625	21,405	5,000	5,259,069	-10,569	-4,064	17,737	0	0	0
Net Invested Capital	178,358,060	-70,990,540	35,060,823	13,062,659	-232,713	-442,532	2,000,964	109,891	1,238,435	2,449	-42,919	-1,680,641
Goodwill	344,250,401	10,790,778	0	5,762,628	0	0	988,101	0	0	0	0	0
NET INVESTED CAPITAL	522,608,461	-60,189,761	35,060,823	18,865,587	-232,713	-442,532	2,989,065	109,891	1,238,435	2,449	-42,919	-1,680,641
Share capital	-89,009,280	-2,582,300	-5,164,600	-21,000,000	-100,000	-16,000,000	-3,045,000	-100,000	-800,000	-54,158,000	-300,000	-120,000
Reserves	-153,639,233	-697,376	-3,020,877	-81,947	0	0	-2,997,185	-4,150	-75,991	-73,350,638	0	0
Profits (losses) carried over	-47,119,800	-12,194,993	-32,424	-395,175	0	45,420	-304,260	-23,568	-254,736	0	0	0
Profit (loss) for the period	-48,205,397	-3,133,415	-1,071,527	147,234	0	0	-298,195	23,719	-187,663	-950,035	34,778	350,079
Group's shareholders' equity	-340,673,770	-18,608,584	-9,289,428	-21,229,888	-100,000	-15,954,580	-6,640,540	-99,000	-1,276,390	-128,458,671	-265,221	230,078
Short-term Financial (Payables)/Receivables	328,005,346	1,978,289	157,765	2,484,148	959,713	16,797,112	3,615,123	5,638	37,955	31,038	308,040	1,894,637
Medium-term Financial (Payables)/Receivables	-360,000,000	0	0	-109,847	-627,000	0	6,270	0	0	0	0	0
(Inter-company) Financial receivables	57,557,034	16,817,565	0	0	0	0	30,192	0	0	128,422,234	0	0
(Inter-company) Financial payables	-207,478,071	-909	-25,929,153	0	0	0	0	-16,430	0	0	0	-444,074
Financial coverage	-181,935,691	78,796,345	-25,771,388	2,374,301	332,713	16,797,112	3,651,585	-10,792	37,955	128,454,222	308,040	1,450,563

LOTTOMATICA GROUP – ANALYSIS OF INCOME STATEMENT AS OF 31.03.2005 OF THE COMPANIES INCLUDED IN THE CONSOLIDATION AREA (values in €)

	LOT	LIS	ES	PCC	CGS	CGV	TOT	TTS	SED	CIRMAT	TPT	VLG
Revenues from sales and services	159,806,921	90,840,624	4,567,087	2,291,827	-	9,965,862	107,491,097	128,429	-	-	-	284,655
Change in inventories	-	-	-	151,880	-	-	-	-	-	-	-	-
Capitalisation of internal construction costs	-	25,000	-	-	-	-	86,000	-	-	-	-	-
Other revenues	8,137,546	114,596	74,185	348	56,675	2,688,910	755,138	215,571	783,126	-	-	-
Total revenues	167,944,467	90,980,220	4,641,272	2,444,055	56,675	12,654,772	108,332,235	344,000	783,126	0	0	284,655
Costs for goods and services	47,500,206	84,138,673	392,964	1,897,421	17,000	11,690,856	106,691,661	70,536	393,476	53,077	34,579	258,366
Change in inventories	9,969	-	-	109,404	-	-	86,650	17,742	-	-	-	-
Added Value	120,134,312	6,841,547	4,563,308	1,156,038	39,675	963,916	1,727,224	255,722	389,650	-53,077	-34,579	26,289
Labour costs	10,371,811	469,263	2,287,802	639,605	-	-	643,540	136,589	84,265	11,666	-	-
Operating charges	2,344,654	10,758	749	8,095	17,384	11,197	11,567	25,045	836	8,445	340	308
Gross Operating Margin (EBITDA)	107,417,847	6,161,526	2,274,767	508,388	22,291	952,719	1,072,117	94,088	314,749	-73,188	-34,919	25,981
Amortisation of intangible assets	14,964,330	1,152,400	-	446,712	256	738,030	559,656	45,067	31,502	-	346	234
Depreciation of tangible assets	7,149,865	261,418	2,976	511,101	-	58,574	783,350	6,233	77,096	-	-	355,825
Write-down of fixed assets	-	-	-	-	-	-	-	-	-	-	-	-
Write-down of receivables	-	-	-	-	-	-	150,000	6,000	-	-	-	-
Other provisions	-	-	-	3,846	11,246	-	-	-	-	-	-	-
Operating profit (EBIT)	85,403,652	4,747,708	2,271,831	-447,361	10,759	156,165	-279,081	-6,211	221,151	-73,188	-35,235	-350,078
Financial income (charges)	-3,573,894	117,152	-253,829	-3,365	1,006	-152,942	71,825	-17,808	134	1,023,223	456	0
Profit before extraordinary items	81,830,758	4,864,860	2,018,002	-449,726	11,765	13,223	-370,906	-23,019	221,285	950,035	-34,779	-350,078
Value adjustments to financial assets	-364,858	0	0	0	0	0	0	0	0	0	0	0
Extraordinary income (charges)	-9,445	205,668	-8,652	1,999	-3,032	-5,831	-26,850	0	13,090	0	0	0
Profit before taxes (EBT)	81,456,455	5,070,528	2,007,350	-447,727	8,733	7,392	-344,056	-23,019	234,954	950,035	-34,779	-350,078
Income taxes	32,531,199	1,939,113	935,823	60,493	8,733	7,392	47,861	5,700	97,291	-	-	-
Profit (loss) for the period	48,905,253	3,131,416	1,071,527	-507,230	0	0	-396,196	-28,719	137,663	950,035	-34,779	-350,078

Lottomatica S.p.A.

APPROVED BY THE LOTTOMATICA BOARD OF DIRECTORS ON 4 MARCH 2003

INTERNAL RULES GOVERNING INTRA-GROUP TRANSACTIONS AND TRANSACTIONS WITH OTHER RELATED PARTIES

Introduction

The purpose of these rules (the "Rules") is to set out the basic principles and define the procedures for the Board of Directors or persons delegated by it for taking decisions regarding intra-group transactions and transactions with other related parties and to establish the procedures for complying with the requirements for reporting to the Board of Statutory Auditors laid down in the relevant primary and secondary legislation.

These Rules supplement the provisions already set out in the Corporate Governance Code of Lottomatica S.p.A. ("Lottomatica" or the "Company").

1. Definitions

For the purposes of these Rules, the following terms shall have the specified definitions:

1.1 Intra-group transactions. "**Intra-group transactions**" shall include transactions between the Company and the following entities:

(i) companies that directly or indirectly (i.e. through trust companies or third parties) control Lottomatica pursuant to Article 2359, paragraphs 1 and 2 of the Civil Code (hereafter "the Civil Code") and Article 93 of Legislative Decree 58 of 24 February 1998;

(ii) companies that directly or indirectly (i.e. through trust companies or third parties) are controlled by Lottomatica pursuant to Article 2359, paragraphs 1 and 2 of the Civil Code and Article 93 of Legislative Decree 58 of 24 February 1998;

(iii) companies that directly or indirectly (i.e. through trust companies or third parties) are controlled by the company or companies that control or are controlled by Lottomatica pursuant to Article 2359, paragraphs 1 and 2 of the Civil Code and Article 93 of Legislative Decree 58 of 24 February 1998;

(iv) parties participating, even indirectly, in shareholders' agreements pursuant to Article 122, paragraph 1 of Legislative Decree 58 of 24 February 1998 whose purpose regards the exercise of voting rights where such shareholders' agreements represent a controlling interest;

(v) companies affiliated with Lottomatica pursuant to Article 2359, paragraph 3 of the Civil Code. To this end, affiliated with Lottomatica shall mean companies over which Lottomatica (or the companies referred to in points (i) to (iii)) exercises a dominant influence. No relation of affiliation exists with companies affiliated with an affiliate;

(vi) companies that have a majority of the members of their boards of directors in common with Lottomatica.

1.2 Transactions with other related parties. "**Transactions with other related parties**" shall include transactions carried out by the Company with parties directly or indirectly related to the Company. To this end,

(A) Directly Related Parties are:

(i) natural persons who hold directly or indirectly (i.e. in trust or through third parties) an interest of at least 10% of the share capital with voting rights of Lottomatica;

(ii) natural persons who, while holding directly or indirectly (i.e. in trust or through third parties) a smaller interest in the share capital with voting rights of Lottomatica than that indicated in point (i), are able as the result of shareholders' agreements to appoint, alone or jointly with the other participants in such agreements, a majority of the members of the Company's Board of Directors;

(iii) natural persons who, while holding directly or indirectly (i.e. in trust or through third parties) a smaller interest in the share capital with voting rights of Lottomatica than that indicated in point (i), have as the result of shareholders' agreements, alone or jointly with the other participants in such agreements, a majority of the votes at the Company's Ordinary Shareholders' Meeting;

(iv) members of the Board of Directors and Board of Statutory Auditors, the General Manager and executives whose powers are granted directly by the Board of Directors;

(B) Indirectly Related Parties are:

(i) the spouses who are not legally separated or the cohabitants of the persons indicated in paragraph (A);

(ii) the relatives or persons related by affinity up to the second degree of the persons indicated in paragraph (A);

(iii) companies in which the persons indicated in paragraph (A) or those indicated in points (i) and (ii) of paragraph (B) hold directly or indirectly (i.e. in trust or through third parties) an interest of at least 10% of the share capital with voting rights if the company is listed or at least 20% of the share capital with voting rights if the company is not listed;

(iv) companies in which the persons indicated in paragraph (A) or those indicated in points (i) and (ii) of paragraph (B), while holding directly or indirectly (i.e. in trust or through third parties) a smaller interest in the share capital with voting rights that that indicated in point (iii), are able as a result of shareholders' agreements to appoint, alone or jointly with the other participants in such agreements, a majority of the members of the board of directors;

(v) companies in which the persons indicated in paragraph (A) or those indicated in points (i) and (ii) of paragraph (B), while holding directly or indirectly (i.e. in trust or through third parties) a smaller interest in the share capital with voting rights that that indicated in point (iii) above, have as a result of shareholders' agreements, alone or jointly with the other participants in such agreements, a majority of the voting rights in their ordinary shareholders' meetings.

1.3 Unusual or atypical transactions. "**Unusual or atypical transactions** " shall include any intra-group transactions or transactions with other related parties that do not form part of the ordinary activities of Lottomatica.

1.4 Arm's length transactions. "**Arm's length transactions**" shall include any intra-group transactions or transactions with other related parties that envisage the application of the same terms and conditions as those with any other party or in any case ordinary market terms and conditions.

2. Principles concerning Intra-group Transactions and Transactions with Other Related Parties

2.1 Limitations of authority and restrictions on the granting of delegated powers.

(a) Decisions concerning Intra-group Transactions and Transactions with Other Related Parties shall normally be the exclusive responsibility of the Board of Directors.

(b) In a departure from the provisions of point (a), one or more directors may be authorised to decide and execute, separately or jointly, (i) Intra-group Transactions and Transactions with Other Related Parties conducted on an arm's length basis with an individual value of no more than 5 million euros and (ii) Intra-group Transactions and Transactions with Other Related Parties that represent unusual or atypical transactions with an individual value of no more than 2 million euros. In any event the power to carry out Intra-group Transactions and Transactions with Other Related Parties whose nature, duration, price, method of implementation or time of implementation might affect the financial situation of the Company or the completeness and accuracy of Company information, including accounting information, may not be delegated.

(c) Where the Board of Directors has granted one or more directors the power to carry out given categories of transactions, the power to carry out Intra-group Transactions and Transactions with Other Related Parties included in the delegation of powers must be expressly provided for, without prejudice to the provisions of point (b).

(d) The Board of Directors may not delegate powers to carry out an Intra-group Transaction or a Transaction with Other Related Parties to persons who may have even a potential interest on their own behalf or on behalf of third parties in the performance of the transaction.

2.2 Resolutions of the Board of Directors.

(a) In approving Intra-group Transactions or Transactions with Other Related Parties the Board of Directors shall decide after examining the transactions in the light of adequate information on the nature of the relationships, the way in which the transaction will be carried out, the economic and other terms and conditions of the transaction, the valuation procedure adopted, the reason for the transaction, any underlying interests in the transaction and any risks to the Company (hereinafter "**Significant Information**").

(b) Where the relationship involves a Director or in any circumstances where a Director has even a potential interest on his or her own behalf or on behalf of third parties in the performance of the transaction, such Director shall report this interest to the Board, specifying the nature, origin, scope and terms of the interest. At the conclusion of such oral report, which must be preceded by a written report containing analogous information to be submitted to the Board of Directors and the active members of Board of Statutory Auditors at least 5 calendar days before the Board meeting convened to decide the transaction, the Director involved, after having answered any questions and provided all necessary clarification, shall leave the meeting while the Board decides.

(c) Where the nature, value or other characteristics of the Intra-group Transactions and Transactions with Other Related Parties should require, the Board of Directors, in order to ensure that the transaction is not being conducted on inappropriate terms, shall receive advice from independent experts selected from among persons of acknowledged professionalism and competence in the fields involved in the decision. Such experts shall express a non-binding opinion on the economic terms of the transaction, its legitimacy or its technical aspects, as appropriate

2.3 Obligations of delegated persons.

(a) The Directors to whom the Board of Directors has delegated powers to carry out Intra-group Transactions or Transactions pursuant to and in conformity with paragraphs 2.1(b) and 2.1(c) as well as the executives responsible for implementing such transactions shall collect and preserve all Significant Information.

(b) A specific report on Intra-group Transactions and Transactions with Other Related Parties entered into in the performance of the delegation pursuant to and in conformity with paragraphs 2.1(b) and 2.1(c) shall be made to the Board of Directors at the first meeting following their completion.

3. Information on Intra-group Transactions and Transactions with Other Related Parties

3.1 Accounting information. No later than 5 days after the end of each quarter, the head of the Administrative and Accounting Office shall transmit to the Legal and Corporate Affairs Department a summary statement of the aggregate data on the Intra-group Transactions and Transactions with Other Related Parties carried out during the quarter, as well as a statement of transactions outstanding at the end of the quarter. The statement shall indicate the amount of transactions with a value of more than 2 million euros and any smaller transactions that are economically, technically or strategically connected such that their total value exceeds 2 million euros.

3.2 Information on subsidiaries or affiliates.

(a) Each of the persons specified in paragraph 1.2(A), point iv, shall transmit - and ensure that the related persons indicated in 1.1(B), points (i) and (ii) transmit - a statement of the companies in which such persons have a controlling interest pursuant to Article 2359, paragraphs 1 and 2 of the Civil Code and Article 93 of Legislative Decree 58 of 24 February 1998 or over which they have a dominant influence pursuant to Article 2359, paragraph 3, of the Civil Code to the head of the Legal and Corporate Affairs Department no later than 5 days after the end of each quarter.

(b) Such persons shall also promptly notify the head of the Legal and Corporate Affairs Department of any change in the information reported pursuant to paragraph 3.2(a) during the quarter.

4. Requirements to notify the Board of Statutory Auditors

4.1 Content of the notification requirements.

(a) In application of the provisions of Article 150 of Legislative Decree 58 of 24 February 1998, the Board of Directors shall report on a quarterly basis to the Board of Statutory Auditors on Intra-group Transactions and Transactions with Other Related Parties completed during the quarter (including delegated transactions) as well as on state of implementation of transactions whose performance is, given the nature of the operation, deferred or periodic.

(b) In particular, the Board of Directors in the person of the CEO or another person specifically delegated shall describe to the Board of Statutory Auditors the interests underlying the Intra-group Transactions or Transactions with Other Related Parties, the rationale for the transactions within the framework of the Group, the nature of the relationship and the way in which the transactions are implemented (including the economic and other terms and conditions of their execution) with special regard to the valuation procedures adopted.

4.2 Procedure for information collection.

(a) In order to enable the Board of Directors to comply with the requirements under paragraph 4.1(a), the heads of the individual operating units shall transmit to the head of the Legal and Corporate

Affairs Department no later than five days after the end of each quarter a summary note indicating the executive activities and developments in Intra-group Transactions and Transactions with Other Related Parties decided by the Board of Directors or carried out in the exercise of delegated powers, any initiatives undertaken, any projects begun and any difficulties encountered.

(b) Having ascertained the completeness of the notes received and obtained any necessary clarifications or additional information, the head of the Legal and Corporate Affairs Department shall forward such notes accompanied by a summary report describing the notes and coordinating the information they contain to the Chairman of the Board of Directors and the CEO for the purposes of complying with the requirements under paragraph 4.1(a).

Please see item number 19 of Schedule I for an English description of this document.

04/04/2005

Lotto game: wagers total 539.8 million euro in March 2005

Rome, April 4, 2005 – During the draws of March, Lotto wagers amounted to 539.8 million euro, compared with 716.2 million euro in the same month of 2004. In March 2005 9 draws were held, the same as in March 2004.

In particular, in March 2005 wagers from "core" bets (excluding late numbers) amounted to 533.5 million euro (511.5 million euro in March 2004), whilst wagers from bets on "late numbers" amounted to 6.3 million euro, vs. 204.7 million euro in the same period of 2004.

Winnings in March 2005 totalled 309.4 million euro compared with 344.1 million euro in the same period of 2004.

Please see item number 21 of Schedule I for an English description of this document.

04/12/2005

Lottomatica Shareholders' Meeting

Lottomatica Financial Statements as of 31 December 2004 approved and Consolidated Financial Statements presented

A total dividend of 1.7 Euro per share approved

Board of Directors and Board of Statutory Auditors for 2005-2007 appointed

Reconta Ernst & Young S.p.A. confirmed as independent auditor for 2005 - 2007

Board of Directors given the power to increase share capital up to 10% and new By-laws approved

Rome, April 12, 2005 - The ordinary and extraordinary Shareholders' Meeting of Lottomatica S.p.A., chaired by Mr. Antonio Belloni, was held today and approved the Financial Statements for 2004. Furthermore, it approved the distribution of a total dividend of 1.7 Euro per share.

Lottomatica S.p.A. Financial Statements

Rosario Bifulco, CEO of Lottomatica, presented Lottomatica S.p.A. results as of 31 December 2004.

Lottomatica S.p.A. shows total Net Revenues of 542.4 million Euro (440.6 million Euro in 2003). EBITDA margin totalled 229.4 million Euro, equal to 42% of Revenues (165.5 million Euro equal to 38% of Revenues in FY03). EBIT was up to 123 million Euro equal to 23% of Revenues (54.7 million Euro, 12% of Revenues as of December 31, 2003).

Net income was 47.1 million Euro vs. 29.5 million Euro as of December 31, 2003.

Lottomatica S.p.A. Consolidated Financial Statements

Consolidated Net Revenues totalled 582.8 million Euro in 2004, growing by 17% compared to 499.5 million Euro in 2003. The Revenues including the face value of top-ups and the commission due to the points of sale are equal to 1,234.2 million Euro (961.1 million Euro compared to the same period of 2003). The variation compared to the same period of 2003 is due to increased revenues from Lotto wagers, the development of top-ups, the change in the consolidation perimeter due to the exclusion of Global Bingo Corporation, the launch of instant and traditional lotteries, as well as the consolidation of the Totobit Group.

In particular, FY04 results were positively affected by the excellent year for Lotto with a more than 68% growth in wagers compared to FY03, due essentially to the higher volume collected for late numbers. Revenues for Lottomatica total 494.2 million Euro. Services Net Revenues amounted to 48.9 million Euro (+ 58% compared to FY03), mainly thanks to the sale of top-ups for mobile telephones.

FY04 EBITDA totalled 272.2 million Euro, equal to 47% of Revenues (40% in FY03), growing by more than 36% compared to FY03, due to the increase in Lotto

wagers, the positive result recorded in the Services sector and the improvement in efficiency. EBIT totalled 143.2 million Euro (71.9 million Euro as of December 31, 2003).

Consolidated Financial Statements as of December 31, 2004, show a net income equal to 61.2 million Euro (9.7 million Euro as of December 31, 2003), after financial charges for 13.5 million Euro and extraordinary charges for 19.2 million Euro.

Consolidated Lottomatica Net Debt position fell to 48.4 million Euro, showing a strong improvement compared to 168.6 million Euro as of December 31, 2003, mainly due to the Lotto wagers, the sale of GBC, Global Bingo Corporation, to Cirsa Business Corporation for 64 million Euro, and the improvement in Working Capital management. It is to be underlined that during the month of April 2004, Lottomatica paid 177.6 million Euro dividends to shareholders.

Consolidated Income Statement (millions of Euros)	**31 Dec. 2004**	**delta %**	**31 Dec. 2003***
Net revenues	582.8	+16.7%	499.5
EBITDA	272.2	+36.3%	199.6
EBITDA %	46.7%		40.0%
EBITA	197.3	+47.8%	133.5
EBIT	143.2	+99.3%	71.9
EBIT %	24.6%		14.4%
Net income	61.2	531.9%	9.7

(*) Pro-forma figures

Dividends

The Shareholders' Meeting resolved to distribute a total dividend of 1.7 Euro per share, for a total amount of 151.3 million Euro, to shareholders. The dividend will be paid on April 21, 2005, by utilising the existing liquid assets of the company, with dividend ex-date April 18, 2005. With reference to fiscal treatment, the dividend of 1.7 Euro per share comes from profits for 0.7538879 Euro and from the share premium reserve for 0.9461121 Euro.

2005-2007 Business Plan

During the meeting, Rosario Bifulco, CEO of the Company, also presented the guidelines of the new Lottomatica Group 2005-2007 Business Plan, approved by the Board of Directors on March 8, 2005, and subsequently presented to the financial community. The Plan confirms the strategic objectives of 2004-2006 Plan and envisages a 2004-2007 compounded annual growth in revenues and Ebitda margin equal to approximately 5% per year, together with a further development in the Services sector and the continuous diversification of the gaming portfolio. It is expected to generate a high cash flow, equal to approximately 450 million Euro in the period in question.

"FY04 results exceeded our expectations, and our strategies to develop the Services business, to differentiate the games and the network, and to further improve efficiency, are successful and are appreciated by the market", said Rosario

Bifulco, CEO of the Company. "The company intends to assess possible value accretive growth opportunities for external lines, and to maintain our important dividend policy to return excess cash to shareholders".

Transition to IAS/IFRS

It should be noted that, during 2004, Lottomatica started the project for transition to IAS/IFRS for its financial statements, including consolidated reports. A first project phase concerned the analysis of the main differences between the Italian national accounting standards and the abovementioned IAS/IFRS, as well as the assessment of alternative accounting treatments. Currently, a second phase regards the drafting of new accounting layouts, assessment of the changes to be made to corporate procedures, the adaptation of IT systems for each consolidated company and for Lottomatica itself. Completion of the project is planned to coincide with the approval of the half-year report as of 30 June 2005.

Board of Directors

The Meeting, appointing the Board of Directors, confirmed the following persons as Board Members: Paolo Ainio, Sergio Baronci, Antonio Belloni, Rosario Bifulco, Marco Boroli, Sabino Cassese, Pierluigi Celli, Paolo Ceretti, Marco Drago, Roberto Drago, Marco Sala, Severino Salvemini and Antonio Tazartes, and also appointed Pietro Boroli and Lorenzo Pelliccioli.

Board of Statutory Auditors

The Meeting, appointing the Board of Statutory Auditors, confirmed the following persons as Statutory Auditors: Francesco Martinelli (Chairman) and Angelo Gaviani (regular member), as well as Marco Sguazzini Viscontini and Giulio Gasloli as substitute members, and also appointed Paolo Andrea Colombo as new regular member.

Auditing

For 2005-2007, Reconta Ernst & Young is confirmed as the independent auditor.

Extraordinary Shareholders' Meeting

The Shareholders' Meeting extraordinary session resolved to delegate the Board of Directors to increase the share capital up to a maximum of 10% of the current share capital, excluding the right of first refusal serving extraordinary operations as already established, as well as Stock Option plans reserved to Lottomatica S.p.A. directors and the Group's managers, the latter up to the maximum limit of a fifth of said increase per year, without the possibility of accumulating the unused portion. The Company thus intends to grasp, in a timely and flexible manner, possible growth opportunities for external lines, on the one hand, and, on the other hand, thanks to the Stock Option plans, to cultivate loyalty of those employees who occupy strategic roles for the Group's success, thus linking remuneration to creation of value for shareholders.

Finally, the Shareholders' Meeting extraordinary session resolved to amend Articles 4.4, 5.5, 14.2, 14.3, 15.2, 16.2, 18.2, 18.3, 19, 19.1, 19.2, 21.2 of the By-laws, and to introduce new texts for Articles 19.3 and 19.4. These amendments include, in addition to the delegation of powers concerning the abovementioned capital increase, some amendments aimed at favouring a more flexible articulation of the responsibilities and roles of the Chairman, CEO and General Manager.

04/12/2005

Rosario Bifulco appointed as Chairman and CEO of Lottomatica Marco Sala appointed as General Manager Six are the independent directors Internal Control and Remuneration Committees appointed

Rome, April 12, 2005 - In a meeting held soon after the end of the Shareholders' Meeting, the Board of Directors of Lottomatica appointed Rosario Bifulco as Chairman and CEO.

Marco Sala, former Joint General Manager, was appointed as General Manager.

On proposing the appointments, the retiring Chairman, Antonio Belloni, declared: "I considered it proper to attribute the responsibilities for management of the Company to the persons who have achieved important objectives in the three-year period that has just ended, and that these people be responsible for the attainment of the ambitious objectives set for the future with greater rationalisation and effectiveness."

On accepting the appointment, the new Chairman, Rosario Bifulco, declared: "I appreciate the trust you place in me, which represents a further stimulus to tackle future challenges."

Marco Drago, Chairman of De Agostini, Lottomatica's parent company, thanked Antonio Belloni and recalled the decisive role played by him on the occasion of the Company's acquisition through the IPO completed in 2002 and the contribution given in these years to Lottomatica's successes. Marco Drago then expressed his best wishes to the new corporate top management.

The new Board of Directors also ascertained the eligibility of the following Board Members to be independent directors, pursuant to the Self-Governance Code for Listed Companies: Paolo Ainio, Sergio Baronci, Pierluigi Celli, Sabino Cassese, Severino Salvemini, Antonio Tazartes.

The following persons were appointed as members of the Internal Control Committee: Severino Salvemini (supervisor), Paolo Ainio ... Paolo Ceretti, while the following persons were appointed as memb... ...neration Committee: Pierluigi Celli (supervis... ...olo Ainio.

Please see item number 25 of Schedule I for an English description of this document.

Please see item number 26 of Schedule I for an English description of this document.

Please see item number 27 of Schedule I for an English description of this document.

05/04/2005

Lotto: wagers in April 2005

Lotto game: wagers total 545.6 million euro in April 2005

Rome, May 4, 2005 – During the draws of April 2005, Lotto wagers amounted to 545.6 million euro, compared with 722.2 million euro in the same month of 2004. In April 2005 9 draws were held, vs 8 draws held in April 2004.

In particular, in April 2005 wagers from "core" bets (excluding late numbers) amounted to 516.9 million euro (442.4 million euro in April 2004), whilst wagers from bets on "late numbers" amounted to 28.7 million euro, vs 279.8 million euro in the same period of 2004.

Winnings in April 2005 totalled 278.3 million euro compared with 581.2 million euro in the same period of 2004.

05/09/2005

Conference call First Quarter 2005 Financial Results

Rome, May 9, 2005 - Lottomatica S.p.A. is pleased to invite you to join a conference call, to discuss 1Q05 Group Results.

The conference will take place on Thursday, May 12nd, 2005

16:00 p.m. (CET) / 15:00 p.m. (GMT)

by

Mr ROSARIO BIFULCO, Chairman and CEO

Mr FABIO CELADON, Finance Director

A slide Presentation will be available at the start of the conference on our web site.

Dial in:

Italy: + 39 02 802 09 11

UK: + 44 208 7929 750

Please dial in 10 minutes before the conference call starts.

For operator assistance during the conference call, please dial *0.

05/12/2005

LOTTOMATICA APPROVES 2005 1ST QUARTER RESULTS

Net Revenues of 186.6 million Euro growing by 21% compared to 2004 1st quarter

EBITDA equal to 119.1 million Euro, +54%vs 2004 1st quarter

EBIT equal to 92.6 million Euro, growing by 93%

Net Income of over 54 million Euro (23.7 million Euro as of March 31, 2004)

Two new Stock Option plans approved

Rome, May 12nd, 2005 – The Board of Directors of Lottomatica S.p.A., chaired by Mr. Rosario Bifulco, approved today the Consolidated figures for the 1st quarter of 2005.

Consolidated Income Statement (€/mil)	31 March 2005	delta %	31 March 2004
Net Revenues	186.6	+21.1%	154.1
EBITDA	119.1	+53.7%	77.5
EBITDA %	**63.9%**		**50.3%**
EBITA	106.1	+72.6%	61.5
EBIT	92.6	+93.1%	48.0
EBIT %	**49.6%**		**31.1%**
Net Income	54.0	+128.3%	23.7

Consolidated net revenues totalled 186.6 million Euro in the 1st quarter of 2005, growing by 21.1% compared to 154.1 million Euro in the 1st quarter of 2004. It should be noted that the two quarters show a different scope of consolidation due to the presence, in the 1st quarter of 2004, of the company Global Bingo Corporation which was deconsolidated as of 2004 1st half-year. Such revenues, including the face value of top up cards and the commission due to the points of sale, totalled 370.1 million Euro (348.3 million Euro in the same period of 2004).

Compared to the 1st quarter of 2004, the increase in revenues is due both to higher Lotto wagers and to the positive result recorded in the Services and Scratch & Win lotteries businesses.

Lotto wagers totalled 2,403 million Euro in the 1st quarter of 2005, compared to 1,961 million Euro in the same period of 2004. Revenues for Lottomatica total 155.2 million Euro, growing by 22.2% compared to 127 million Euro as of March 31, 2004. As usual, it must be pointed out that, due to the effect of the Lotto game commissions' decalage system, the figures concerning the overall volume collected and the consequent revenues for the period in question cannot be proportionally deemed as representative of the annual trend.

Scratch & Win lotteries wagers **also recorded a positive result, equal to approximately 273 million Euro**, with more than 169 million tickets sold (approximately 43 million in the same period of 2004, before the Lottomatica management).

Services net revenues amounted to 15 million Euro, growing by 14.7% compared to the 1st quarter of 2004. The further development of this business is mostly due to the increased sales of top-ups for mobile telephones, including the increase in the average amount to be recharged (approximately 48 million top ups compared to 41 million as of March 31, 2004).

As to margins, it should be noted that **EBITDA totalled 119.1 million Euro in the 1st quarter of 2005, equal to 63.9% of revenues** (compared to 77.5 million Euro in the 1st quarter of 2004, 50.3% of revenues), **growing by 53.8% compared to the 1st quarter of 2004**. This result is due to a number of factors, including the increased Lotto wagers, the profitable performance of the Scratch & Win lotteries and Services businesses, and the increasingly effectiveness of management operations.

EBIT amounted to 92.6 million Euro (compared to 48 as of March 31, 2004), up 93.1% compared to the same period of 2004.

Consolidated Financial Statements as of March 31, 2005, show a net income equal to 54 million Euro (23.7 million Euro as of March 31, 2004), after net financial charges for 2.8 million Euro and net extraordinary income for 0.3 million Euro.

The Group's net financial position totalled 15.3 million Euro as of March 31, 2005, against a net debt of 48.4 million Euro as of December 31, 2004, thanks to the positive performance in operations (mainly due to the increased Lotto wagers). However, it should be noted that, in April 2005, after closing the quarter, the company approved the distribution of a total dividend of 151.3 million Euro.

Lottomatica stock was admitted to the S&P/MIB index, effective from March 21, 2005.

"These first 2005 figures are very positive and above our expectations, thanks to the excellent Lotto wagers relating to the late number "53" in the first two months of the year, and to the very good performance in some businesses such as the Scratch & Win lotteries. – **said Mr. Rosario Bifulco, Chairman and Managing Director of Lottomatica** – "I believe that the recent change in our shareholding structure, with the exit of the company Toro Assicurazioni S.p.A. which hold a 7% stake, represents an obvious advantage in terms of higher Lottomatica stock free float. Furthermore, there is no doubt that the total return equity swap transaction, simultaneously effected by De Agostini S.p.A., represents an important sign of confidence by our key shareholder in the Lottomatica group's prospects and in the future challenges still to be faced."

By virtue of the delegation attributed to the Board of Directors by the Extraordinary Shareholders' Meeting held on April 12, 2005, to increase the share capital by a maximum of 10%, on one or more occasions, the Board of Directors approved two

new Stock Option plans, reserved to Lottomatica S.p.A. directors and the Group's managers, respectively. These plans provide for an increase in the share capital up to a maximum amount of 574,408.00 Euro, issuing 574,408 new shares. Unit price per share is set at 26.47 Euro. The deadline for subscribing the shares is set at December 31, 2010.

The Board of Directors also approved new "Internal regulations on external communications" concerning price sensitive information, to replace those in force, regarding both corporate positions, and some regulatory provisions introduced by the 2004 EU law.

Finally, the Board of Directors resolved to appoint the following Directors of Lottomatica as members of the Executive Committee for the 2005-2007 period:

- Rosario Bifulco, Chairman;

- Antonio Belloni;

- Paolo Ceretti;

- Marco Drago;

- Lorenzo Pellicioli;

- Marco Sala;

- Antonio Tazartes.

ANALYST MEETING

1Q05 Financial Results

Rome, May 12nd, 2005

GRUPPO LOTTOMATICA giochi e servizi

Agenda

1. 1Q05 Key Highlights
2. 1Q05 Financial Results
3. Main events after 1Q05
4. Q&A

Agenda

1. 1Q05 Key Highlights
2. 1Q05 Financial Results
3. Main events after 1Q05
4. Q&A

Financial Highlights 1Q05

REVENUES 1Q04-1Q05



+21.1%
154.1
186.6
1Q04
1Q05

EBITDA 1Q04-1Q05



+53.8%
77.5
119.1
1Q04
1Q05

- **Revenues growth driven by Lotto, Services and S&W**
- **Strong increase of EBITDA margin from 50% in 1Q04 to 64% in 1Q05**

	1Q04	1Q05
Normalised Ebitda	33.4	103.3
Average fee %	4.23%	5.80%
Ebitda %	50.3%	63.9%
Normalised Ebitda %	30.3%	60.5%

Figures in € million

GRUPPO LOTTOMATICA giochi e servizi

Financial Highlights 1Q05

NFP FY04-1Q05


15.3
(48.4)
FY04
1Q05

- **Positive Net Financial Position as of March 31, 2005 thanks to cash flow from operation in excess of 65 million euro**
- **Capex (mainly Lotto terminals replacement project) to start in 2Q 2005**

Figures in € million

Shareholding structure


30.2%
55.1%
4.7%
7.0%
3.0%
Fineurogames
Nuova Tirrena
Toro Assicurazioni
Fidelity Investments
Free float
De Agostini group

Shareholding structure as of April 14, 2005
TSO equal to 89,000,280

- **Starting from March 21, 2005 Lottomatica is included in S&P/MIB index**
- **As of May 9, 2005 Toro sold 7.0% stake to Mediobanca**
- **As of the same date, De Agostini entered into a total return equity swap expiring March 31, 2006**

Share price trend



Price
130
120
110
100
90
80
Volume
2,500,000
2,000,000
1,500,000
1,000,000
500,000
-
Lottomatica +3.9%
S&P/MIB +4.2%
Dow Jones -1.8%
03/01/05 10/01/05 17/01/05 24/01/05 31/01/05 07/02/05 14/02/05 21/02/05 28/02/05 07/03/05 14/03/05 21/03/05 28/03/05

Source: Bloomberg data (Price Last)

- Total volumes of over 26 million shares in 1Q05 (daily average of 419,546, doubled vs 2004)
- 2.5 €bn Mkt Cap as of March 31, 2005

Agenda

1. 1Q05 Key Highlights
2. 1Q05 Financial Results
3. Main events after 1Q05
4. Q&A

1Q05 Results by segment

(€ million)	Revenues		EBITDA		Capex	
	1Q04	1Q05	1Q04	1Q05	1Q04	1Q05
Lotto	127.0	155.2	69.3	108.4	3.5	1.4
Sports Games	3.4	3.3	(0.7)	0.3	-	-
Scratch & Win	-	11.0 ***	-	2.5	3.3	-
Services	13.1	15.0	6.3	7.3	0.6	1.1
Other*	10.6	2.1	2.6	0.7	1.4	(0.6)
Total	**154.1**	**186.6**	**77.5 ****	**119.1**	**8.8**	**1.9**

- Scratch & Win business above expectations
- Lotto EBITDA margin up to 69.8%

*: "Other" 1Q05 include Gaming machines and PCC figures - "Other" 1Q04 include GBC (Revenues 9.9 €m, EBITDA 3.0 €m, Capex 1.2 €m)
**: EBITDA 1Q04, 1.6 €m restated (general costs)
***: Including approx. 1.0 €m grants

1Q05 Lotto and Scratch & Win

LOTTO WAGERS



+22.5%
2,402.8
1,961.0
367.8
850.5
+131.2%
-2.6%
1Q04
1Q05
Core wagers
Late numbers

S&W WAGERS



+324.3%
272.8
64.3
1Q04
1Q05

Tickets	**42.9m**	**169.4m**
Aver. price	**1.50€**	**1.61€**

Note: 1Q04 AAMS management

Figures in € million

1Q05 Services – Revenues

SERVICES REVENUES



15.0
13.1
1.8
1.1
0.6
3.3
8.2
1.7
1.0
0.6
3.5
6.3
1Q04
1Q05
Other
Ticketing
TV license
Car road tax
Top up cards

- Revenues up 14.7% with 47.9 million top ups sold (vs 41.3 in 1Q04)
- EBITDA +15.9%, EBITDA margin from 48.2% to 48.7%

Figures in € million

Revenues 1Q05 vs 1Q04



+32.5
154.1
-9.9
28.2
-0.1
1.9
11.0
1.4
186.6
1Q04
Decons. GBC
Lotto
Sports Games
Services
Scratch & Win
Other
1Q05

Figures in € million

GRUPPO LOTTOMATICA giochi e servizi

OPEX 1Q05 vs 1Q04


-9.1
76.6
-6.9
-6.0
-4.9
9.5
-0.8
67.5
1Q04
Decons. GBC
Savings*
Timing effect
New business
Other
1Q05

*: Mainly includes Network and Paper costs

Figures in € million

EBITDA 1Q05 vs 1Q04



+41.6
77.5
-3.0
39.1
1.0
1.0
2.5
1.0
119.1
1Q04
Decons. GBC
Lotto
Sports Games
Services
Scratch & Win
Other
1Q05

Figures in € million

1Q05 Consolidated Income Statement

(€ million)	1Q04	1Q05
Gross Revenues	348.3	370.1
Net Revenues	154.1	186.6
Opex	(76.6)	(67.5)
EBITDA	77.5 *	119.1
EBITDA margin %	*50.3%*	*63.9%*
EBITA	61.5	106.1
Goodwill	(13.5)	(13.5)
EBIT	48.0	92.6
EBIT margin %	*31.1%*	*49.6%*
Financial income (charges)	(3.8)	(2.8)
Extraordinary income (charges)	(0.8)	0.2
Net Income	23.7	54.0
Net Income margin %	*15.4%*	*29.0%*

*: *EBITDA 1Q04, 1.6 €m restated (general costs)*

Cash Flow and NFP as of March 31, 2005

(€ million)	FY04	1Q05
Initial NFP	(168.6)	(48.4)
Cash Flow from Operations	274.2	64.8
Capex	(52.9)	(1.9)
Investments	64.4	(0.3)
Dividends	(177.6)	-
Other	12.2 **	1.0 *
Closing NFP	(48.4)	15.3

**: Capital increase*
***: Consolidation difference*

Balance Sheet as as of March 31, 2005

(€ million)	FY04	1Q05
Net fixed assets	545.2	521.1
Net working capital	(196.2)	(180.4)
Severance pay fund	(6.8)	(7.1)
Net Invested Capital	**342.2**	**333.6**
Shareholders' Equity	286.1	340.9
Minority interests	7.6	7.9
Net Financial Debt	48.4	(15.3)
Sharehold. Equity and Debt	**342.2**	**333.6**

Agenda

1. 1Q05 Key Highlights
2. 1Q05 Financial Results
3. Main events after 1Q05
4. Q&A

Dividends

DIVIDEND DISTRIBUTION

Over 151 M€ dividend distributed in April 2005, 1.7 € per share with 6% dividend yield (top of range of Italian stocks)

886 €m dividends distributed over last 4 years

Lotto and Scratch & Win

LOTTO WAGERS


+9.9%
2,683.1
2,948.3
647.6
879.1
2,035.5
2,069.2
+35.7%
1.7%
30.04.04
30.04.05
Core wagers
Late numbers

S&W WAGERS


+383%
378.0
78.2
30.04.04
30.04.05

Tickets	52m	235m
Aver. price	1.50€	1.61€

Note: as of April 30, 2004 AAMS management

Figures in € million

Lotto innovations in 2005 Budget Law

Innovations already started

- NEW MULTIPLIERS FOR WINNINGS (started as of January 1st 2005)
- TAX PAYABLE ON WINNINGS (started as of January 1st 2005)
- EXACT ORDER OF DRAWN NUMBER (started in mid March 2005)

Innovations started after March 31st, 2005

- ELEVENTH WHEEL (started as of May 4th 2005)
- AUTOMATED EXTRACTION (started as of May 4th 2005)

- 3rd WEEKLY DRAWING, may be introduced later on

Agenda

1. 1Q05 Key Highlights
2. 1Q05 Financial Results
3. Main events after 1Q05
4. Q&A

Analyst coverage

Broker	*Analyst*	*Telephone*
ABN Amro	Michael Pacitti	+44 20 76784135
Caboto	Ester Brizzolara	+39 02 86335984
Cheuvreux	Marco Baccaglio	+39 02 80628320
Citigroup	Mauro Baragiola	+39 02 86484703
Euromobiliare	Domenico Ghilotti	+39 02 6204249
Intermonte	Laura Pennino	+39 02 77115742
Jefferies	Alex Boyle	+44 20 76535517
Kepler	Davide Vimercati	+39 02 85507218
Mediobanca	Oriana Bastianelli	+39 02 8829646
Morgan Stanley	Carolina Jimenez Garcia	+44 20 74253714
UBM	Antonella Frongillo	+39 02 88623713
UBS	Laura Leonardelli	+39 02 72100254

Contacts

LOTTOMATICA S.P.A.

Rosario Bifulco – Chairman and CEO

Fabio Celadon - *Finance Director*

Simona D'Agostino - *Investor Relations*

05/20/2005

Goodbye revenue stamps: Welcome 'tailor-made' stamp duties

Agreement between Lottomatica - Revenues Office - Tobacconists

Rome, May 20, - Lottomatica announces that its subsidiary Lottomatica Italia-Servizi has been selected as the technological provider of the new plan to dematerialise stamp duties starting in June. Under this major project, the new marks purchased and printed "to measure" in the tobacconist's will replace the "old" revenue stamps for all purposes. To purchase a stamp duty, you need only tell the clerk the amount required to receive an adhesive sticker printed by a special terminal.

The new system was designed in compliance with Article 7, paragraph 2, of Legislative Decree No. 7/2005, converted by Law No. 43/2005, under which stamp duties and government concession taxes - where such fees are paid through stamps - may be paid using the special marks, issued electronically by authorized Revenues Office dealers. The project was conceived by the Tax Authorities, Poligrafico dello Stato S.p.A., Fit-Federazione Italiana Tabaccai and Assotabaccai. The two trade associations have selected Lottomatica Italia Servizi as the technological service provider.

The new revenue stamp will improve the level of service to citizens, tobacconists and the public administration. For the citizen, the main advantage is the ability to purchase "tailor-made" revenue stamps, printed directly by the tobacconist's. The tobacconist benefits from the annulment of theft and inventory management risk and, more importantly, by eliminating the need for advance payments. The public administration, finally, gains because the new electronic format will help avoid revenue stamp evasion, save on costs incurred in managing the "traditional" stamps and improve monitoring of weekly reporting flow through the Revenues Office, by identifying the dealer and the point of sale.

Moreover, the new sticker will also replace the old method used to pay unified taxes related to legal proceedings.

In particular, it is important to point out the higher security characteristics of the new "revenue stamp" issue system. The stamp has specific tear points that prevent it from being removed from the document without tearing the paper and the data related to each sticker issued are transmitted to the Revenues Offices, through the IT service manager, making it possible to identify possible counterfeiting.

The authenticity, transparency of the transactions, and control of the issuer's business by the ministry is possible by recording every transaction connected with issue of revenue stamps on the security module of the printer which is designed to function even in the event of power failures.

Every authorized point of sale located across the country will be equipped with:

- a special issue terminal for printing the stickers;

- paper embedded with microchip and unique PIN;

- roll of sequentially numbered self-adhesive stickers, bearing the logo of the

Ministry of Economy and Finance and the Revenues Office. The sequential numbering system makes it easier to account for and trace the stickers.



05/24/2005

Changes to TRIS horse racing bets management

Rome, May 24, 2005 - Following the intention expressed by Sarabet to return the licence to collect the Tris horse racing bets, six months in advance of its natural expiry, AAMS asked the current providers Lottomatica, Sisal and Snai to immediately undertake the collection of the Tris bets through the existing network of sales outlets. Lottomatica announces to guarantee the continuity to the State Monopolies with reference to the abovementioned request by Sarabet.

Tris bets temporary management is preliminary to the rearrangement and relaunch of the horse racing games at the bet collection points in execution of 2005 Budget Law.

Lottomatica S.p.A.

REGULATIONS FOR THE MANAGEMENT OF CONFIDENTIAL INFORMATION [1]

Article 1
DEFINITIONS

- **Collaborators:** all parties that have dealings with the Company and/or the Controlled Entities on a continuous basis;
- **Inside Information:** all information as defined by Article 181 of Legislative Decree No. 58 of February 24, 1998, and subsequent amendments and additions (the so-called "Consolidated Law on Financial Intermediation);[2]
- **Company:** Lottomatica S.p.A.;
- **Controlled Entities:** subsidiaries and consortia in whose endowment fund the Company has a majority interest;
- **Financial Instruments:** the financial instruments referred to in Article 180 of TUF.[3]

Article 2
TREATMENT OF INSIDE INFORMATION

2.1 The external communication of Inside Information takes place by issuing a press release - or other appropriate means allowed by law -

---

[1] Regulations approved by the Board of Directors of Lottomatica S.p.A. in the meeting held on May 12, 2005.

[2] On the date of the approval of these Regulations, the abovementioned Article 181 defines inside information as "*information of a precise nature, which has not been made public, directly or indirectly concerning one or more issuers of financial instruments or one or more financial instruments, which could, if made public, have a significant effect on the prices of those financial instruments*".

[3] On the date of the approval of these Regulations, the abovementioned Article 181 defines such financial instruments as those "*under Article 1, paragraph 2, admitted for trading or for which an application for trading has been submitted in an Italian regulated market or a regulated market in another EU country, as well as any other instrument admitted for trading or for which an application for trading has been submitted in an Italian regulated market or a regulated market in another EU country*".

approved by the chairman and managing director in agreement with the general manager. The chairman and managing director is responsible for a prior assessment of the importance of the item of information that is to be communicated.

2.2 When possible, the texts of press releases that have been approved in draft form by the chairman and managing director in agreement with the general manager are shared with the board members and the auditors during the relevant meetings of the board of directors or of the executive committee.

2.3 When press releases have been approved by the competent corporate bodies, they are issued by the person responsible for the investor relations, who may avail himself of the services of third parties trusted by the Company, in accordance with the procedures set forth by the provisions in force.

Article 3

TREATMENT OF OTHER INFORMATION

3.1 Press releases issued by the Company not containing Inside Information, are approved by the chairman and managing director.

3.2 Press releases of this kind from Controlled Entities are approved by the respective legal representatives, in agreement with the person responsible for the investor relations.

Article 4

CONFIDENTIALITY AND CO-OPERATION OBLIGATIONS

4.1 All the directors, auditors, collaborators and employees of the Company and of the Controlled Entities are required to keep the Inside Information they acquire in the performance of their duties confidential, if it has not

already been disclosed in the prescribed form, and to report it immediately to the person responsible for the investor relations.

4.2 The person responsible for the investor relations, in his turn, assesses the importance of the information received and, if he considers it Iinside Information, or has any doubts in the matter, he makes immediate arrangements for a press release, upon prior agreement with the Legal, Corporate and Regulatory Affairs Department, to submit to the chairman and managing director for the purposes of the foregoing.

4.3 The above persons are strictly forbidden to give interviews to the press or, in general, make statements containing Inside Information not included in documents already made public in accordance with these Regulations.

4.4 These Regulations are brought to the attention of all the directors, auditors, collaborators and employees of the Company and of the Controlled Entities with the appropriate means.

Please see item number 35 of Schedule I for an English description of this document.

06/01/2005

Lotto game: wagers total 463.2 million euro in May 2005

Rome, June 1st, 2005 – During the draws of May 2005, Lotto wagers amounted to 463.2 million euro, compared with 838.5 million euro in the same month of 2004. In May 2005 8 draws were held, vs 9 draws held in May 2004.

In particular, in May 2005 wagers from "core" bets (excluding late numbers) amounted to 427.5 million euro (502.0 million euro in May 2004), whilst wagers from bets on "late numbers" amounted to 35.7 million euro, vs 336.5 million euro in the same period of 2004.

Winnings in May 2005 totalled 226.5 million euro compared with 296.6 million euro in the same period of 2004.

06/15/2005

Lottomatica will file an appeal with the Council of State against the TAR decision

Rome, June 15, 2005 – Lottomatica acknowledges the decision by the TAR of the Lazio Region to reject the appeal filed by the company against the Competition Authority decision to enforce a fine of 8 million Euro for an alleged understanding in restraint of trade. Lottomatica reaffirms the groundlessness of the charges brought by the Authority as it is fully aware of operating in competitive market.

Lottomatica intends to make further comments as soon as it becomes aware of the reasons which led the TAR to reject the abovementioned appeal, and announces that it intends to file an appeal with the Council of State.

It is recalled that Lottomatica allocated an amount equal to that of the fine to the Provision for risks and charges in the Financial Statements as of December 31, 2004.

GRUPPO LOTTOMATICA giochi e servizi

HALF-YEAR CONSOLIDATED REPORT

AS OF JUNE 30, 2005

Company name	**Lottomatica - Società per azioni**
Fiscal Code	^03285890962
Date of registration	December 19, 2002
Share capital	€ 89,009,280.00 Subscribed € 96,030,690 represented by No. 89,009,280 shares with a par value of € 1 each
Registered Office	Rome - Viale del Campo Boario 56/d

Board of Directors :

Chairman and Managing Director	Rosario *BIFULCO*
General Manager	Marco *SALA*
Board Members	Paolo *AINIO* Antonio *BELLONI* Marco *BOROLI* Pietro *BOROLI* Sabino *CASSESE* Pier Luigi *CELLI* Paolo *CERETTI* Marco *DRAGO* Roberto *DRAGO* Lorenzo *PELLICIOLI* Severino *SALVEMINI* Antonio *TAZARTES*

Executive Committee :

Chairman	Rosario *BIFULCO*
Board Members	Antonio *BELLONI* Paolo *CERETTI* Marco *DRAGO* Lorenzo *PELLICIOLI* Marco *SALA* Antonio *TAZARTES*

Board of Statutory Auditors :

Chairman	Francesco *MARTINELLI*
Regular Members	Paolo Andrea *COLOMBO* Angelo *GAVIANI*
Substitute Members	Giulio *GASLOLI* Marco *SGUAZZINI VISCONTINI*
Independent Auditors	Reconta Ernst & Young

Application of IAS/IFRS standards

Up to December 31, 2004, Lottomatica has been preparing its consolidated financial statements and other interim reports (quarterly and half-year reports) according to Italian accounting standards. From the first six months of 2005, the Lottomatica Group's financial and economic results for the first half of 2005 and the comparative data from earlier periods have been drawn up in accordance with IAS/IFRS standards and prepared on the basis of Annex 3D attached to the Issuers' Regulations No. 11971 of May 14, 1999, as amended and supplemented. As far as the annual accounts are concerned, the same standards will be adopted from 2006. Annex 1, "Transition to IAS/IFRS standards" provides details about the following:

1. accounting options adopted by the Lottomatica Group;
2. accounting treatments chosen in the context of the accounting options contained in IAS/IFRS;
3. statements of reconciliation between the consolidated shareholders' equity according to the previous accounting standards and the shareholders' equity recognised in accordance with IAS/IFRS at the following dates:
   - date of transition to IAS/IFRS (January 1, 2004);
   - closing date of the last financial year whose financial statements have been prepared in accordance with the previous accounting standards (December 31, 2004);
4. statements of reconciliation between the economic result shown in the last financial statements drawn up according to the previous accounting standards (2004 financial year) and the result deriving from the application of IAS/IFRS for the same financial year;
5. comments on the main changes made to the cash-flow statement following the introduction of the new accounting standards;
6. consolidated IAS/IFRS balance sheets as of January 1, 2004, and December 31, 2004, and the consolidated IAS/IFRS income statement for the financial year ended December 31, 2004, with the relevant comments.

Lottomatica Group Shareholders

Lottomatica S.p.A. Shareholders
As recorded by Consob as of August 18, 2005


35.179%
55.073%
6.764%
2.985%
Fineurogames
Nuova Tirrena
Institutional Investors
Free Float

De Agostani Group: Fineurogames, Nuova Tirrena
Institutional Investors: FMR Corp. (2.565%), Lazard Asset Management (2.193%), Centaurus Capital (2.007%)

Note: For a more faithful and accurate representation of the share structure, the Consob information received after the half-year-end have been incorporated

Share Capital as of 30.06.2005: Euro 89,009,280
Ordinary shares: no. 89,009,280 with a par value of € 1 each

Following the free float increase in 2004, Lottomatica stock was admitted to the S&P/MIB index, effective from March 21, 2005. This index includes 40 stocks selected among those issued by the main Italian listed companies, based on the ranking of all listed stocks, firstly taking into account the relevant sector, then their liquidity, and, finally, the market capitalisation utilising the free float criterion. The most representative stocks of each sector are selected by taking into account their liquidity and the relative size with respect to other companies in the same sector.

On May 9, 2005, Toro Assicurazioni S.p.A., a company wholly-owned by De Agostini S.p.A., transferred 7% of Lottomatica to Mediobanca. De Agostini S.p.A., intending to maintain unaltered the Group's overall exposure to the stock market affecting the Lottomatica stock, signed a Total Return Equity Swap agreement with Mediobanca S.p.A. itself, concerning a number of Lottomatica shares equivalent to the number of shares transferred by Toro Assicurazioni S.p.A.. The agreement will expire on March 31, 2006.

Lottomatica Group as of JUNE 30, 2005

As of June 30, 2005, the Lottomatica Group is made up of the following companies:


LOTTOMATICA S.p.A.
100%
Lottomatica Sistemi S.p.A.
85%
Consorzio Lottomatica Giochi sportivi
5%
92.5%
Lottomatica Italia Servizi S.p.A.
63%
Consorzio Lotterie Nazionali
100%
RTI Videolot S.p.A.
100%
Cirmatica Gaming S.A.
100%
Videolot Gestione S.p.A.
3.59%
Impreditori Associati (*)
100%
Lottomatica Argentina S.A. (*)
100%
Lottolatino do Brasil (*)
100%
PCC GS S.p.A.
Totobit Informatica S.p.A.
60%
SED MULTITEL S.p.A.
20%
100%
TTS srl
100%
LIS Finanziaria S.p.A.
10%
Easy nolo S.p.A.
(*) Companies in liquidation

Consolidated Group Companies

Lottomatica is a government's concessionaire to manage the Lotto and other public games, as well as the parent company of a Group active in the market of games, automated services for citizens and businesses and ticketing services. Furthermore, through its acquisition of the "Games" division of EIS, Lottomatica S.p.A. provides:

- systems and products for games;

- hardware and software terminals and systems to process games and sports/horse racing betting;
- services to assist in the operations management and Help Desk for the Italian National Horse Racing Pari-Mutuel System.

On June 3, 2003, the Consorzio Lottomatica Giochi Sportivi was created between Lottomatica S.p.A., Totobit Informatica Software e Sistemi S.p.A., Totocom - Agenzie on-line and Telcos S.p.A., with headquarters in Rome to manage the businesses referred to in the *"Licence to assign activities and public functions regarding betting pools as well as any other games related to sporting events"*. Operations began with the first competition of Totocalcio (Football Pools) on August 17, 2003.

Lottomatica Sistemi, established on December 10, 1999, is currently wholly owned (100%) by Lottomatica. Lottomatica Sistemi manages the *Centri di Elaborazione di Zona* (Area Data Processing Centres) that make up the periphery of the Lottomatica IT network. Furthermore, the company began providing technical and commercial assistance from March 2004 through its help desk service.

The purpose of the company is to produce and supply specialised paper supports (betting forms, print-outs, travel tickets, betting and gaming slips); its operating headquarters and facilities are in the town of Tito (Province of Potenza). The company is a wholly-owned subsidiary (100%) of Lottomatica Sistemi.

On December 10, 2003, Lottomatica S.p.A., Scientific Games International Inc., Arianna 2001 S.p.A., Olivetti Tecnost S.p.A. (taking over for Tecnost Sistemi S.p.A. following their merger by incorporation) and Servizi Base 2001 S.p.A. established the "Consorzio Lotterie Nazionali", for the businesses referred to in the licence to manage national lotteries.
Shares in the endowment fund are divided as follows:
Lottomatica 63%, Scientific Games 20%, Arianna 2001 15%, Olivetti Tecnost 1% and Servizi Base 2001 1%. The first half of 2005 saw the completion of the first year of management by the Consortium of the National Lotteries and the Scratch & Win instant lottery. There has been a growing trend in sales and the Company has continued to extend its distribution network.

***Videolot Gestione* S.p.A.**
The company was established as a joint-stock company with a single shareholder on November 16, 2004, to organise, manage, purchase, dispose of, distribute and operate amusement and entertainment equipment.
Videolot Gestione S.p.A. is a company wholly owned by Lottomatica S.p.A..

RTI Videolot S.p.A.
RTI Videolot S.p.A., 100% owned by Lottomatica S.p.A., was established on February 1, 2005. The company was established in order to transfer the licence heretofore granted to the Temporary Business Combine for exercising all licensed activities, in compliance with paragraph 4 of the Tender Specifications.

Lottomatica Italia Servizi, 92.5% owned by Lottomatica S.p.A., provides services for citizens, businesses, and sporting ticketing services. With the acquisition of the

Totobit Group in December 2003, LIS S.p.A. consolidated its position in the services sector.

The company operates a network of multi-function mini-terminals installed at shops with significant footfall (such as bars/bet collection points, service stations, newsstands, and others) aimed at providing remote services "for citizens."

At the moment, the system provides fixed and mobile telephone recharging services for all leading national operators.

This company, 60% owned by Totobit Informatica Software e Sistemi S.p.A., and 20% owned by Lottomatica S.p.A., was established on November 28, 2002, for the purpose of providing a specialised organisation capable of ensuring the necessary technological support, by coordinating and managing its own processing centres and through outsourcing, for the typical transaction activities of the remote services offered.

This company, 100% wholly-owned by Totobit Informatica is based in Marano di Napoli.

Within the Totobit group, it develops and distributes the software product to process and develop gaming systems at bet collection points. It provides clients with thorough technical/systems service, both by phone (through an in-house call centre) and on site. It also gathers subscription contracts throughout the territory for the services provided by the parent company.

This company, 100% owned by Totobit Informatica Software e Sistemi S.p.A., specifically established and registered with the *Albo degli Intermediari Finanziari* (Financial Brokers Register) pursuant to Article 106 of the *T.U.L.B.* (*Testo Unico delle Leggi in materia Bancaria e Creditizia*, Consolidation Act on Banking and Credit Laws), is responsible for managing the Lottomatica Group financial services.

Cirmatica

Cirmatica Gaming S.A., a company incorporated under Spanish law, established on July 25, 2000, is currently 100% owned by Lottomatica. The purpose of Cirmatica Gaming S.A. is the management and administration of financial and equity investments.

LOTTOMATICA ARGENTINA E LOTTO DO BRASIL which have been put into voluntary liquidation by Lottomatica on May 13, 2004.

STOCK MARKET TREND

The strong recovery of the capital markets witnessed in 2004 has continued to drive the main international markets until the beginning of 2005. Beginning in mid-February the trend gradually reversed, mainly following the rise in interest rates. Even investors who had focused on the most defensive industries began to cash in their profits. This trend is also apparent on the Italian market; the securities most affected were those most sensitive to fluctuations over the previous months.

However, the decline in Stock Exchange lists did not last long. From June onwards indeed, the European stock exchange lists in particular staged a rally, arriving at the previous maximum highs by July, recording an improved performance with respect to the American indices. Trends followed a similar pattern in Italy with defensive stocks, particularly in the oil and banking sectors, achieving their best performance since the beginning of the year.

Lottomatica stock in the first half of 2005

Lottomatica falls to some extent within the framework described above. After a strong performance in 2004 and a high expected dividend yield, it peaked in February, then returned to the levels of early 2005 at the half-year end. Take note that the Company paid out a dividend in April 2005 of € 1.70 per share, with a yield exceeding 6% (among the highest in the Italian Stock Exchange).

In the first half of 2005, Lottomatica stock's performance was lower than the S&P/MIB index (+4.32%) index, following a period of stagnation after the dividend payment (+0.15% over the period), while the main American indices showed a strong decline (Dow Jones -4.24%).
The average price of the stock over the six months was € 28.01. Overall, more than 52 million shares were traded in the period in question, with a daily average of 413,560 shares traded.
Lottomatica stock began to rise again from the end of July, reaching the maximum levels achieved in February, in line with other stocks within the Leisure & Gaming industry worldwide (Opap, Intralot, Gtech, Scientific Games).
Interest in the stock remains strong by institutional investors from the United Kingdom and United States, who perceive it to be a defensive, high-performing investment.

As of June 30, 2005 Lottomatica market capitalisation reached €/bn 2.4, while in September 2005 it returned over €/bn. 2.7.


130
120
110
100
90
80
Price per share
3,000,000
2,500,000
2,000,000
1,500,000
1,000,000
500,000
Volume
S&P/MIB +4.32%
Lottomatica +0.15%
Dow Jones -4.24%
03/01/05
25/01/05
16/02/05
10/03/05
01/04/05
23/04/05
15/05/05
06/06/05
28/06/05

(Source: Bloomberg - Lehman Brothers)

STOCK OPTIONS

2002 - 2004 Plan
All options assigned (and exercisable) had been exercised by December 31, 2004.

2003 – 2008 Plans
The Shareholders' Meeting of April 14, 2003, resolved on an increase of the share capital through payment of funds up to a maximum of € 5,652,377 through the issue over one or more occasions of a maximum of 5,652,377 ordinary shares with a par value of € 1 each, serving stock option plans available to employees of the Company and/or its subsidiaries as well as to the Company's executive directors.

In the implementation of this resolution, 4 stock option plans were adopted by the Board of Directors on June 11, 2003, with related regulations for the benefit of beneficiaries who were the then General Manager and Joint General Manager of the Company, as well as other managers of the Company and its subsidiaries, as well as the Company's executive directors (Chairman and Managing Director). Beneficiaries were allocated a total of 4,524,000 options (1,856,000 to the Managing Director and Joint General Manager, 825,000 to other managers, 661,000 to the Chairman, 1,182,000 to the Managing Director).

These options will not at any rate become exercisable before the closure of the financial year ended December 31, 2005, and this only on the achievement of specific targets (EBITDA) described in the respective regulations connected to the Company's Business Plan, except for 661,000 options assigned to then Chairman, some of which have already been exercised by the latter between the second half of 2004 (130,000) and the first half of 2005 (70,000), while others are no longer exercisable (220,333).

2005 - 2010 Plans
On April 12, 2005, the Shareholders' Meeting resolved to grant the Board of Directors the power to increase the share capital through payment of funds up to a maximum nominal amount of € 8,900,928.00, on one or more occasions for a period of five years from the date of the resolution, excluding the right of option. Such increase was to serve, *inter alia*, one or more stock option plans available to the Company's directors and to the managers of the Company and/or its subsidiaries, up to the maximum threshold of 20% per year, equal to € 1,780,185.60, without the power to accumulate any part not used during a given year with the part pertaining to subsequent years.

On May 12, 2005, the Board of Directors - availing itself of the abovementioned delegated powers granted to it by the Extraordinary Shareholders' Meeting - resolved to increase the share capital through payment of funds in divisible form by a maximum of € 574,408.00, through the issue of a maximum of 574,408 new ordinary shares, including in more than one issue, to be subscribed by the final deadline of December 31, 2010. Such increase was to serve two stock option plans available to the Company's directors and to the managers of the Company and/or its subsidiaries respectively, and this only on the achievement of specific targets (EBITA) described in the respective regulations.

SUMMARY OF CONSOLIDATED ECONOMIC AND FINANCIAL PERFORMANCE

Analysis of income results

As of June 30, 2005, Lottomatica Group showed a consolidated net income of €/000 86,069, of which €/000 1,099 may be attributed to minority interests.
With respect to the same period of the previous year, reclassified according to IFRS, net income showed an increase of €/000 13,621.

CONSOLIDATED INCOME STATEMENT *(thousands of euros)*	30.06.2004 IFRS	%	30.06.2005 IFRS	%
CONTINUING OPERATIONS				
Total Revenues from sales and services	**323,173**	**100.0%**	**317,788**	**100.0%**
Raw materials and consumables used	12,724	3.9%	14,706	4.6%
Services	99,850	30.9%	88,038	27.7%
Costs for personnel	34,060	10.5%	34,276	10.8%
Other operational costs	8,628	2.7%	9,619	3.0%
Total operating costs	**155,262**	**48.0%**		
Gross Operating Margin (EBITDA)	**167,912**	**52.0%**	**171,149**	**53.9%**
Amortisation, depreciation and write-downs	24,668	7.6%	20,848	6.6%
Provision for risks	10,629	3.3%	1,825	0.6%
Operating profit (EBIT)	**132,615**	**41.0%**	**148,476**	**46.7%**
Financial income (charges)	(8,228)	-2.5%	(4,697)	-1.5%
Investment income	0	0.0%	0	0.0%
Adjustments to financial assets	0	0.0%	(35)	0.0%
Extraordinary income (charges)			0	
Income taxes for the period	51,939	16.1%	57,675	18.1%
Net profit from continuing operations	**72,448**	**22.4%**	**86,069**	**27.1%**
Net profit for the period	**72,448**	**22.4%**	**86,069**	**27.1%**
Profit attributable to minority interests	(462)	-0.1%	1,099	0.3%
Profit attributable to the Group	**72,910**	**22.6%**	**84,970**	**26.7%**

See the next chapter for the analysis of the trends in revenues per individual lines of business and in operating costs.

Trends in revenues by line of business

Games

GIOCO DEL LOTTO

The figures as of June 30, 2005, showed a decrease compared to the same period of the previous year both in terms of the overall wagers and revenues for the commission due to Lottomatica. The profit is analysed in two different types of wagering: on the one hand is "normal" wagering (the so-called "core"), which remains structurally stable over time and allow Lottomatica to achieve significant economic results by themselves; on the other hand, are "speculative" bets made on late numbers (meaning those numbers that have not been drawn for more than 100 drawings), where some players concentrate an additional amount of bets, with unit values considerably higher than average.
Data analysis as shown highlights total wagers of €/bil. 3.9, for a 11% decrease compared to the first half of 2004. The wagers for late numbers, equal to approximately €/mil. 974, showed a decrease compared to €/mil. 1,401 in the same period of the previous year.

The wagers for the "core" business also showed a decrease, totalling €/mil. 2,945 compared to €/mil. 3,024 in the first half of 2004.

	Wagers (€/000)	Bets (x 1,000)	Revenues (€/000)
First quarter 2005	2,402,762	689,111	155,203
First quarter 2004	1,960,960	726,204	126,984
Delta %	22.50%	-5.10%	22.20%
Second quarter 2005	1,516,814	595,614	97,355
Second quarter 2004	2,464,208	724,621	158,132
Delta %	-38.40%	-17.80%	-38.40%
First half 2005	**3,919,576**	**1,284,725**	**252,558**
First half 2004	**4,425,168**	**1,450,825**	**285,116**
Delta %	**-11.00%**	**-11.00%**	**-11.00%**

As a result of the lower wagers, the total number of bets went down from €/mil. 1.4 in the first half of 2004 to €/mil. 1.3 in the same period of 2005.

The reduction in wagers is mainly attributable to the absence of late numbers capable of attracting the attention of players, after number 53 being drawn on the Venice wheel. The drop in gambling on late numbers reduced the characteristic drive that such numbers generally generate on gaming on other numbers/draws also causing in this way, a reduction in wagers for the core business.

Against a -11% decrease in the wagers, Lottomatica revenues amounted to €/mil. 252 compared to €/mil. 285 in 2004.

On October 14, 2003, Lottomatica, as representative of the Temporary Business Combine, entered into an agreement with *AAMS* (*Amministrazione Autonoma dei Monopoli di Stato,* Italian State Monopoly) to grant the Licence for the automated management service of the national instant and traditional lotteries.

Instant lotteries

Over this year sales results have been showing a growing trend. In particular, the first half of 2005 showed very positive figures, with 361.7 million tickets sold and wagers of €/mil. 592.3 for the Scratch & Win Lottery.

Four new games were released onto the market over the period. All of these games show satisfactory sales levels, confirming the positive acceptance by the market even for high-priced games.

The launch of these new products was supported by an advertising campaign based on television, dynamic billboards, newspapers and Internet.

This thus confirms the strategy of progressively raising the average sale price by consolidating these three price categories, managing the existing game portfolio balanced with the introduction of new games. In this regard sales of the product Stella Stellina ended in the half-year, a product that allowed the introduction of the 3-euro size, and that was completely sold out. This game was replaced by the Las Vegas game, to which Super Poker was also added to consolidate the sales of the 3-euro games. As to sales of the 2-euro games, Thriller Tris game was suspended in the half-year, for which sales results were unsatisfactory and a request was made to *AAMS* to bring it to an end in order to be able

to destroy the mass of unsold product. This game was replaced by the Tutti Frutti game, to which Fai Scopa! was also added.
New 1-euro (Portafortuna) and 5-euro (Miliardario) games have also been developed during the half-year, sales of which will be launched in the third four-month period and in the second half-year respectively.
Expansion of the distribution network also continued, with the operative launch of sales in the bar and newsstand channel, in addition to growth of the tobacconists channel.

Traditional lotteries

The performance of the smaller lotteries did not show any improvement, mainly due to the product itself: obsolete, not well positioned on the market and with few distinguishing and "appealing" characteristics. This trend is also confirmed both by the sales volumes of the Viareggio lottery, ended with the drawing of March 8 (316,910 tickets sold), and by the Agnano and Lignano lotteries, ended with the drawing of May 4 (235,200 tickets sold) and with the drawing of July 12 (187,770 tickets sold) respectively.
Drawings were conducted regularly, under the control of *AAMS*.

Economics

Revenues as of June 30, 2005, total €/000 24,670, of which:
- €/000 21,589 refer to the commission on instant and traditional lotteries;
- €/000 3,081 refer to other minor revenues, of which €/000 2,688 refer to the operating grants by consortium members (including the Lottomatica share).
It should be noted that the business revenues of Consorzio Lotterie Nazionali are commensurate to a percent commission on sales for both instant and traditional lotteries (4.37% for Instant Lotteries, 2.37% for Traditional Lotteries, both gross of VAT).

Costs for goods and services, totalling €/000 22,769, mainly refer to IT, back office, marketing, administration, finance and control, call centre, ticketing, logistics, staff training costs and other costs.

TRIS al servizio dell'ippica

Below is the table illustrating Volume Collected and Revenues for the game carried out on behalf of the licensee Sarabet:

(thousands of euros)	30.06.2004*	30.06.2005	Delta %
Total Volume Collected	310,760	283,280	-8.80%
Volume collected by Lottomatica	36,075	35,319	-2.10%
Market share	11.61%	12.50%	
Lottomatica revenues	595	582	-2.18%

*2004 figures include the volume collected by Twin

Over the first half of 2005, the Tris game showed a negative market trend that fell by approximately 9 percentage points compared to the same period in 2004.
Nonetheless, the second quarter showed a partial recovery of the market with a 5.7% reduction compared to the same period of the previous year, while Lottomatica showed a growth of about 10 percentage points.

Beginning on August 17, 2003, Lottomatica, through the Consorzio Lottomatica Giochi Sportivi, qualified as licensee, gathers the betting pools for the games "Totocalcio", "Totogol" and "9", and beginning on December 19, 2004, gathers the Pari-Mutuel system bets on its own network.
As of 30.06.2005, Lottomatica Giochi Sportivi had a market share of 25.6%. Here is the table illustrating the Volume Collected and Revenues for the game.

		30/06/04	30/06/05
Market POS		23,000	21,500
Consorzio G.S. Pos		6,927	5,662
% Consorzio G.S. Pos		30.1%	26.3%
Market volume	€/000	296,812	205,293
-Totocalcio	"	*201,879*	*146,845*
- Totogol	"	*94,934*	*31,784*
- Pari-Mutuel system bets	"		*26,664*
Consorzio G.S. volume	"	79,419	52,604
- Totocalcio	"	*53,694*	*37,415*
- Totogol	"	*25,725*	*8,214*
- Pari-Mutuel system bets	"		*6,975*
Market Share		26.8%	25.6%
- Totocalcio		*26.6%*	*25.5%*
- Totogol		*27.1%*	*25.8%*
- Pari-Mutuel system bets			*26.2%*
Commission	€/000	2,740	1,815

Betting pools market showed a decline of approximately 40 percentage points, while Lottomatica Giochi Sportivi a decline of 42.5%.
The drop in the volume collected by the Consorzio G.S. is mainly attributable to the effect of the physical streamlining programme (closing under-performing sales outlets) taking place in July 2004, allowing, moreover, a significant recovery in profitability.

Entertainment games (videolotteries)

On June 28, 2004, the selection procedure for the concession of collection rights in relation to legal games through amusement and entertainment equipment was completed with its assignment to Lottomatica-Triplet Temporary Business Combine.
On November 4, 2004, *AAMS* issued the telematic network provisional management decree for the Temporary Business Combine.
By letter dated May 2, 2005, *AAMS* authorised RTI Videolot S.p.A., (the company replacing the Temporary Business Combine) to take over the Temporary Business Combine in the Licence.
Concerning the licensing business, 11,300 authorisations had been granted to RTI Videolot through June 30, 2005, of which approximately 7,700 used for equipment units (AWP) installed in shops.
On May 13, the new circular letter was issued for VAT regulations on financial flows connected with the collection of legal games payments.
For the purpose of these regulations, accounting criteria have been adjusted, while contractual relationships entered into with retailers and operators are in the process of being amended accordingly.

The new scheme indeed attributes the concession holder with the entire amount of revenues (proportioned to 11.50% of collection) and the other operators (managers and retailers) involved in the business with the subsequent payment of fees.
AWP generated an average collection of approximately € 75,000 annually, producing revenues of approximately €/000 25,700 for the concessionaire.
The roll out plan continued during the first few months of 2005, and we begin to glimpse the first signs of stabilisation for the business.

The business unit, through Videolot Gestione, also acts as direct operator.
Concerning this business, in the first half of 2005, installation continued of equipment at tobacconists and bet collection points belonging to the Lottomatica network. Specifically, as of 30.06.2005, 1,350 equipment units have been installed at the sales outlets, which have generated revenues of €/000 1,295. Average volume collected has been around € 51,000 annually, showing a significant increase compared to the start-up phase with the exception of the equipment that, due to its functional characteristics, were not successful with players in 2004. This led to the decision to write-down them against presumable replacement costs.
In relation to this, the suppliers have been identified to gradually replace, through its own investments, the aforementioned equipment fleet with new units that offer better commercial performance.

Services

Services provided by Lottomatica Group may be divided as follows:

sales of telephone top-ups for mobile and fixed telephone;
ticketing services to allow booking and purchases of tickets and subscriptions for sporting events and shows;
citizen services, mainly concerning the payment of RAI television licences and car road tax, paying fines and duties, and citizen information services;
payment of bills for Enel, Telecom and Soris for the Municipality of Turin.

These services are offered by Lottomatica Italia Servizi and Totobit Software Sistemi Informatica S.p.A., 100% acquired in the course of 2003. The purchase was of strategic importance for Lottomatica, permitting it to take advantage of the opportunities arising from the widening of the services offered to the public with the availability of a parallel technological infrastructure which is separate from that of the Lotto Game terminals and with the possibility of extending and diversifying the sales outlets network.

As of 10.05.2005 migration of the top-up service from Mael to POS technology has been completed. In 2005 all the other businesses will also migrate. The development of the alternative network will offer the end client the chance to pay not only through a Pagobancomat card but also a credit card.

Starting from January 27, it has been possible to pay not only Telecom utility bills (September 2004) but also those of ENEL at the points authorised to provide the service. The end client pays €1 commission just as that payable at the Post Office or Banks with the added advantage of avoiding queues to pay utilities bills.
Starting from May 18, it has been possible to pay taxes, duties and charges in the Municipality of Turin at the authorised points with collection contracted to Società Soris S.p.A., set up by the Municipality of Turin (*Tarsu - Tassa per lo smaltimento dei rifiuti solidi urbani*, tax on disposal of urban solid waste; *Ici, Imposta comunale sugli immobili*, local tax on property; *Cosap - Canone per l'occupazione di spazi ed*

aree pubbliche, tax on the occupation of public areas; *Cimp, Canone sulle iniziative pubblicitarie*, tax on advertising initiatives).

At the end of August, a pilot scheme designed to test the new plan to dematerialise stamp duties was started, which is already undergoing trials involving eight authorised sales outlets located in Rome from July 4. Under this major project, the new marks purchased and printed "to measure" in the tobacconist's will replace the "old" revenue stamps for all purposes. The new system was designed in compliance with Article 7, paragraph 2, of Legislative Decree No. 7/2005, converted by Law No. 43/2005, under which stamp duties and government concession taxes - where such fees are paid through stamps - may be paid using the special marks, issued electronically by authorized Revenues Office dealers. The project was conceived by the Tax Authorities, Poligrafico dello Stato S.p.A., Fit-Federazione Italiana Tabaccai and Assotabaccai. The two trade associations have selected Lottomatica Italia Servizi as the technological service provider.

Net revenues as of 30.06.2005, including those relevant to the Totobit group, of €/000 28,938, rose approximately 14% compared to the same period in 2004, which showed a net turnover of €/000 25,241.

Sale of top-ups

Services sector growth has been driven more than any other by the sale of top-ups for mobile telephones.
Starting in July, operators TIM, Vodafone, Wind, Tiscali, Albacom and Telecom will be joined by another mobile telephony company called H3G.

As of 30.06.2005 more than 97.8 million top-ups have been sold, through over 32,000 Lottomatica and Totobit direct sales outlets, compared to approximately 88.0 million as of 30.06.2004. Gross revenues totalled approximately €/000 400,099 (of which €/000 383,301 refer to the purchase cost of top-ups and the account turnover) compared to gross revenues of €/000 307,096 as of 30.06.2004 (of which €/000 293,572 refer to the purchase cost of top-ups and the account turnover); net of the effects resulting from the contractual dynamics of the various telephone operators, an adjusted comparison of revenues shows a growth of €/000 3,274 (€/000 16,798 as of 30.06.2005 compared to €/000 13,524 as of 30.06.2004).
This growth is connected to the ever-increasing trend towards on-line with the consequential erosion of the scratch card market.

Citizen services

Since 1999, car road taxes may also be paid through tobacconist shops in the Lottomatica network as well as at the post office and *ACI (Automobile Club d'Italia*, Italian Automobile Club) offices, simply by entering the vehicle licence plate number and tax disc expiry date.
As of 30.06.2005, approximately 9.0 million car road taxes have been paid through over 22,700 bet collection points, with a turnover of €/000 5,115 for this service, with a 4% drop compared to 30.06.2004 (€/000 5,309), mainly due to the opening of alternative payment methods and channels.


PUOI
IL CANONE TV.

Television licence fees may be paid at Lotto bet collection points/tobacconists. The service involves connecting in real time with the management system for the national user archives, to ensure the security and integrity of the data transmitted.
This fee - almost of which is paid in January - generated 1,399,000 payments in the period under consideration, with overall revenues of approximately €/000 606. Compared to the same period in 2004 there is a 4% increase, both in terms of transactions volume and of revenues.



LIS Finanziaria, with the commercial support of *ANCITEL* (*Associazione Nazionale dei Comuni Italiani,* National Association of the Italian Municipalities) has activated the service of paying municipal fines in 101 cities, thus covering approximately 80% of the population resident in provincial capitals.
The Municipalities of Rome (starting from February) and Naples (starting from August) have joined the Ancitel network for the provision of the fines service.

At the beginning of 2002, L.I.S. implemented a new service regarding payment of the unified taxes. As is known, law No. 488 of 23 December 1999 (2000 Budget Law) instituted the unified tax for the entry of an action into the docket. This tax replaces court and legal taxes such as: docket registration tax, court fees, revenue stamps and writ of summons issued by the process server.
As of 30.06.2005, over 1,235 thousand fees have been paid through the activated network, generating revenues for approximately €/000 313 compared to 262 as of 30.06.2004 (+19%).

Automated ticketing services

LIS has offered automated ticketing service since 1998 for purchasing individual and season tickets to sporting events through the Lottomatica network.
Revenues as of 30.06.2005 totalled €/000 2,190 compared to €/000 1,732 as of 30.06.2004 (+26%).
This increase is due to diversification of the ticketing business to cover not only sporting activities, but also ticketing of musical events (+69% of revenues compared to the corresponding period in 2004).
LIS continues to manage the sale of all events organised at the Auditorium and those organised by third parties at the "Parco della Musica", thus managing approximately 100 parallel events. Beginning in 2004, it is possible to purchase tickets/subscriptions not only via existing channels (bet collection points, plus points, special points and stadium), but also via call centres. As of 30.06.2005, 10,030 tickets had been sold via this channel.
An additional channel that is proving successful is the Internet. In fact, as of 30.06.2005, the number of tickets sold totalled 33,762 (+ 317% compared to 30.06.2004), against revenues of €/000 133.
Overall, the tickets sold through our on-line ticketing service were approximately 2.2 million.

Bill payment service

TELECOM Enel soris

The bill payment service represents the entry into a new sector in the context of future business developments.

Operating costs and analysis of EBITDA

As of June 30, 2005, the Group operating costs amounted to €/000 137,020 compared to €/000 151,999 as of June 30, 2004, as restated according to IFRS.
Comments on EBITDA analyse the impact on margins from the application of the new international accounting standards.
In relation to the individual expenditure items the most important aspects were concerned with the following:

- *personnel costs:* adaptation of the Group's managerial structure continued in the first half-year, with remuneration changes affected by contractual and inflationary dynamics. This item also includes costs set aside for the termination of employment relationships by mutual consent.
- *other operational costs*: saving and managerial and operational efficiency process continued, which has resulted in substantial economies even though in a context of normal inflationary adjustments and increased business volume.

For the analysis of the individual components under the expenditure items, reference is made to the Notes to the Consolidated Financial Statements.

The *promotional and advertising* activities carried out in the first half of 2005 have supported the important innovations to the Lotto Game introduced by 2005 Budget Law.
As early with the first competition in January 2005, new winning multipliers became effective for lots of three, four and five numbers, thanks to which players can earn bigger prizes if they win.
The biggest increase is for the lot of five numbers, with a multiplier that rose from 1 million to 6 million times the bet posted. This important new development, already supported at sales outlets with informational and promotional materials, will also be covered by a specific advertising campaign supported by an integrated media plan (TV, radio, dynamic billboards, Internet) and by tactical actions aimed at attracting less likely players to the game, and increasing the playing frequency of occasional players.
Since March, the new fixed-place drawing lot has also been introduced, which makes it possible to guess not just the number drawn, but also its position in the drawing order.
This game play offers an opportunity for more experience players, who are more familiar with and practiced at the Lotto Game. It therefore focuses mainly on habitual, assiduous players.
May witnessed the launch of two important novelties which contributed to innovating the Lotto Game: The National Wheel and the Automated Drawing. The National Wheel, broadcast live on television in addition to the Wheel of Rome, have quickly achieved a high level of approval particularly by those who, because of where they lived, were not able to associate completely with the 10 existing wheels.
The Automated Drawing, which only worked with the National and Rome Wheels on an experimental basis, marked an important development in the history of the Lotto Game. It met with an excellent approval rating by both players and potential players, strengthening the values of reliability, security and transparency which already characterised it.
In addition, in June, in implementation of the Budget Law, a third weekly drawing was introduced to undergo a testing period up to 22 October.
All these new developments have been promoted with press and radio campaigns over the period of May to June together with precise information at the sales outlets.

As of June 30, 2005, **EBITDA** was equal to €/000 171,149 compared to €/000 167,912 of the previous year, as restated according to IFRS.

CONSOLIDATED INCOME STATEMENT *(thousands of euros)*	ITA GAAP Balances as of 30.06.2004	%	30.06.2004 IFRS	%	ITA-IAS Change	Adjustments	Reclassifications
CONTINUING OPERATIONS							
Total revenues from sales and services	623,257	100.0%	323,173	100.0%	(300,084)	1,401	(301,485)
Raw materials and consumables used	162,054	26.0%	12,724	3.9%	(149,330)	2	(149,332)
Services	242,266	38.9%	99,850	30.9%	(142,416)	8,311	(150,727)
Costs for personnel	26,727	4.3%	34,060	10.5%	7,333	3,673	3,660
Other operational costs	8,082	1.3%	8,628	2.7%	546	(689)	1,235
Gross Operating Margin (EBITDA)	184,128	29.5%	167,912	52.0%	(16,217)	(9,896)	(6,321)
Amortisation, depreciation and write-downs	58,083	9.3%	24,668	7.6%	(33,415)	(31,181)	(2,234)
Provision for risks	1,881	0.3%	10,629	3.3%	8,748		8,748
Operating profit (EBIT)	124,164	19.9%	132,615	41.0%	8,451	21,286	(12,835)

CONSOLIDATED INCOME STATEMENT *(thousands of euros)*	30.06.2005 ITA	%	30.06.2005 IFRS	%	ITA-IAS Change	Adjustments	Reclassifications
CONTINUING OPERATIONS							
Total revenues from sales and services	726,176	100.0%	317,788	100.0%	(408,388)		(408,388)
Raw materials and consumables used	233,491	32.2%	14,706	4.6%	(218,785)		(218,785)
Services	269,550	37.1%	88,038	27.7%	(181,512)	651	(182,163)
Costs for personnel	29,351	4.0%	34,276	10.8%	4,925	3,046	1,879
Other operational costs	9,162	1.3%	9,619	3.0%	457		457
Gross Operating Margin (EBITDA)	184,622	25.4%	171,149	53.9%	(13,473)	(3,697)	(9,776)
Amortisation, depreciation and write-downs	54,344	7.5%	20,848	6.6%	(33,496)	(31,547)	(1,949)
Provision for risks	1,825	0.3%	1,825	0.6%	0		0
Operating profit (EBIT)	128,453	17.7%	148,476	46.7%	20,023	27,850	(7,827)

The representation of EBITDA according to Italian accounting standards shows a substantial alignment of margins in absolute values compared to June 2004. Its percentage in relation to revenues has declined from 29.5% in June 2004 to 25.4% in June 2005.

Essentially two factors should be noted in relation to the improvement recorded in the presentation of data according to IFRS:

- *Reversal of capitalisations due to lack of IAS requirements*: on June 30, the most significant values representing reversals relating to the advertising of Consorzio Lotterie Nazionali and the costs relating to the development of the *smart network* implemented by Lottomatica were entered under costs for services. These amounts added €/000 8,311 to the 2004 EBITDA compared to the same amounts of €/000 651 as of June 30, 2005 (essentially the costs of contracting out unprotected sales outlets and software);
- *Reclassifications of extraordinary income and charges:* on June 30, 2004, the Group's consolidated income statement according to ITA GAAP showed extraordinary net charges of €/000 14,836 which have been re-allocated according to IFRS based on the nature of the relevant expenditure. This reclassification has had an impact on the EBITDA level of about €/000 4,000 (essentially represented by provisions for termination of employment relationships by mutual consent and costs and revenues not pertaining to the financial year). On June 30, the reclassifications effected according to IAS resulted in the recognition of increased operational costs of about €/000 6,000. For the breakdown of the specific items, reference is made to the Notes to the Consolidated Financial Statements.

As far as **EBIT** is concerned, June 30, 2005, shows an even more marked improvement compared to June 2004, as restated according to IAS, essentially due to the reclassification of the amounts allocated as at June 30, 2004, with respect to the Anti-Trust dispute, from extraordinary charges to other provisions.

It will also be recalled that goodwill is no longer amortized based on the asset's useful life. Instead, the related values are subject to annual impairment tests with the entry in the income statement of any write-down.

Investments

Lottomatica Group investments as of June 30, 2005, total €/000 14,085, of which €/000 2,207 refer to intangible assets essentially represented by the purchase of licences for use and concessions of software products, while €/000 11,945 refer to tangible assets.

€/000 3,730 of this figure refer to restructuring and adaptation works on Lottomatica's new headquarters located at Via del Campo Boario.

The further amounts, equal to €/000 8,215, refer to the purchase of plant and machinery for the up-dating and strengthening of the Group companies' equipment, with particular reference to Lottomatica and the Totobit group.

CONSOLIDATED CASH-FLOW STATEMENT *(thousands of euros)*	2004 IFRS	30.06.2004 IFRS	30.06.2005	30.06.2005 IFRS
Cash-flow from operating activities before changes in net working capital	**181,780**	**121,635**	**158,183**	**124,026**
Change in Net Working Capital	68,715	-22,615	-71,158	-40,142
Cash-flow from operating activities [a]	**250,495**	**99,020**	**87,025**	**83,884**
Investments in fixed assets :				
- intangible assets	-15,772	-5,339	-6,663	-2,207
- property, plant and equipment	-24,332	-8,677	-7,331	-11,945
- financial assets			-329	-329
Proceeds from sales, or reimbursement value, of fixed assets	64,540	56,773	89	89
Cash-flow from investing activities [b]	**24,436**	**42,757**	**-14,234**	**-14,392**

Net debt position

As of 30.06.2005, Lottomatica Group shows a net debt of €/000 126,101.

The debt primarily consists of the bond for €/000 360,000 issued in December 2003, expiring on December 22, 2008.

Cash and cash equivalents amounted to about €/000 172,361. This amount is made up of time and sight deposits with the main national banks (at Euribor flat rate) for approximately €/mil. 85.0, and credit balances on bank and postal current accounts for €/mil. 85.9. In this regard, note that the total balance on Consorzio Lotterie Nazionali's accounts amounted to about €/mil. 37.5 in consideration of the payment to the Tax Office scheduled on July 1, 2005 (approximately €/mil. 41.4). The balance on Lottomatica's accounts is such as to permit cover of the shortfall on the Consortium by means of temporary inter-company loans.

Consolidated net debt position *(thousands of euros)*	31.12.2004 IFRS	30.06.2004 IFRS	30.06.2005 IFRS
Cash and cash equivalents	(241,661)	(148,230)	(172,361)
Short-term portions of long-term loans	-473	9,113	9,042
Short-term loans	3,320	10,029	2,334
Short-term debt /(cash and cash equivalents)	**(237,868)**	**(129,088)**	**(160,985)**
Long-term loans /(cash and cash equivalents)	358,032	357,876	358,241
Net debt /(cash and cash equivalents)	**120,164**	**228,788**	**197,256**
Derivative instruments valued on a mark-to-market basis	3,302	500	1,194
Current financial assets	(72,120)	(7,338)	(72,349)
Net debt position	**51,346**	**221,950**	**126,101**

Group's net debt position includes uses in Treasury Bills for €/mil. 68.5, other receivables for €/mil. 4.4 and other payables for €/mil. 11.4. The first amount is made up of receivables from Bingoplus for €/mil. 3.1 and receivables from *AAMS* for €/mil. 1.3 (on Consorzio Lottomatica Giochi Sportivi); the second amount is made up of the payable relating to interest accrued on the Bond for €/mil. 9.0 (of which €/mil. 0.5 pertaining to 2004), entries under IAS 17 for €/mil. 2.3 (leasing) and other payables for €/mil. 0.1.

Human Resources

Employees	30/06/05	31/12/04
Lottomatica S.p.A.	651	628
Lottomatica Italia Servizi S.p.A.	36	33
-) Totobit S.p.A.	55	41
-) TTS Srl	21	21
-) Sed Multitel S.p.A.	11	8
-) LIS Finanziaria S.p.A.	5	7
Lottomatica Sistemi S.p.A.	210	213
-) PCC GS S.p.A.	76	75
Cirmatica	1	1
RTI Videolot S.p.A.	==	==
Videolot Gestione S.p.A.	==	==
Consorzio Lotterie Nazionali	==	==
Consorzio Giochi Sportivi	==	==
Total	1,066	1,027

As of June 30, 2005, Lottomatica Group had 1,066 employees, up by 39 units compared to 31.12.2004.

REFERENCE REGULATORY FRAMEWORK

The institutional legal framework is described below, including the main new aspects for first half of 2005:

- DECREE BY THE FINANCE MINISTRY – JANUARY 5, 2005
  Technical procedures for running the national lottery of the *Carnevale di Viareggio*, the *Carnevali* of Putignano and Dauno and Alpine Skiing World Championship in Bormio - 2005 Events.

- DECREE BY THE FINANCE MINISTRY – *AAMS* – JANUARY 19, 2005
  Identification of the sports-based bets collected by the pari-mutuel system and at fixed odds, referred to in Article 2, paragraph 1, of the Decree by the Finance Ministry No. 278 of August 2, 1999, and subsequent amendments.

- DECREE BY THE FINANCE MINISTRY – JANUARY 19, 2005
  Announcement and technical procedures for operating the instant lottery named «Tutti Frutti».

- DECREE BY THE FINANCE MINISTRY – JANUARY 26, 2005
  Opening bet collection points for the Lotto game within special retailers.

- DECREE BY THE FINANCE MINISTRY – FEBRUARY 1, 2005
  Regulations on technical requirements for "Big Race - Auto Moto" bets in the Pari-Mutuel system.

- DECREE BY THE FINANCE MINISTRY – FEBRUARY 1, 2005
  Regulations on technical requirements for "Big Race - Bici" bets in the Pari-Mutuel system.

- DECREE BY THE FINANCE MINISTRY – FEBRUARY 1, 2005
  Regulations on technical requirements for "Big Show – Sanremo 2005" bets in the Pari-Mutuel system.

- DECREE BY THE FINANCE MINISTRY – FEBRUARY 2, 2005
  Regulations on the size and arrangement of spaces in the betting forms for the «Big Race - Auto Moto» and «Big Race - Bici» bets in the Pari-Mutuel system, as well as any further bets in the Pari-Mutuel system with the same game formulas.

- DECREE BY THE FINANCE MINISTRY – FEBRUARY 2, 2005
  Regulations on the size and arrangement of spaces in the betting forms for the «Big Show - Sanremo 2005» bet in the Pari-Mutuel system.

- LAW NO. 15 OF FEBRUARY 11, 2005
  Amendments and supplements to Law No. 241 of August 7, 1990, concerning general rules on administrative acts.

- DECREE BY THE FINANCE MINISTRY – FEBRUARY 16, 2005
  Announcement and technical procedures for operating the instant lottery named «Las Vegas».

- DECREE BY THE FINANCE MINISTRY – FEBRUARY 18, 2005
  Extension of the management of the Totip betting pools.

- DECREE BY THE FINANCE MINISTRY – MARCH 1, 2005

Launch of the Lotto Game wagers on the lot of fixed-place drawings.

- DECREE BY THE FINANCE MINISTRY – MARCH 1, 2005
Technical procedures for operating the «Gran Premio di Agnano», «Premio FIABA» and «G.P. Formula 1 San Marino di Imola» national lotteries.

- DECREE BY THE FINANCE MINISTRY – MARCH 9, 2005
Amendments to Article 3, paragraph 1, of Decree No. 515 of April 8, 2004, issued by the *AAMS* Director General, concerning the terms for paying the unified state tax (*PREU, Prelievo Erariale Unico*) on entertainment equipment referred to in Article 110, paragraph 6, of the *T.U.L.P.S.* (*Testo Unico delle Leggi di Pubblica Sicurezza*, Consolidation Act on Public Order Laws) (Decree No. 95/UDG).

- RESOLUTION BY CONSOB (*COMMISSIONE NAZIONALE PER LE SOCIETÀ E LA BORSA*, ITALIAN SECURITIES AND EXCHANGE COMMISSION) – MARCH 23, 2005
Amendments and supplements to Regulation No. 11768 of December 23, 1998, concerning the market regulations, amended by resolutions No. 12497 of April 20, 2000, No. 13085 of April 18, 2001, No. 13659 of July 10, 2002, No. 13858 of December 4, 2002, No. 14003 of March 27, 2003, No. 14146 of June 25, 2003, and No. 14339 of December 5, 2003. (Resolution No. 14955).

- PRESS RELEASE BY THE FINANCE MINISTRY – *AAMS* – (OFFICIAL GAZETTE NO. 67 OF MARCH 22, 2005)
Official bulletin of the national lottery of the *Carnevale di Viareggio*, the *Carnevali* of Putignano and Dauno and Alpine Skiing World Championship in Bormio - 2005 Events - Drawing of March 8, 2005.

- LAW NO. 49 OF APRIL 6, 2005
Amendments to Legislative Decree No. 74 of January 25, 1992, concerning misleading advertising messages disseminated through communication media.

- RESOLUTION BY CONSOB (*COMMISSIONE NAZIONALE PER LE SOCIETÀ E LA BORSA*, ITALIAN SECURITIES AND EXCHANGE COMMISSION) – APRIL 14, 2005
Amendments and supplements to Regulation No. 11768 of December 23, 1998, concerning regulations on issuers, amended by resolutions No. 12475 of April 6, 2000, No. 13086 of April 18, 2001, No. 13106 of May 3, 2001, No. 13130 of May 22, 2001, No. 13605 of June 5, 2002, No. 13616 of June 12, 2002, No. 13924 of February 4, 2003, No. 14002 of March 27, 2003, No. 14372 of December 23, 2003, No. 14692 of August 11, 2004, and No. 14743 of October 13, 2004 (Resolution No. 14990).

- DECREE BY THE FINANCE MINISTRY – APRIL 15, 2005
Launch of the Lotto Game wagers by instituting a national wheel, and automation of the national and Rome wheels.

- RESOLUTION BY CONSOB (*COMMISSIONE NAZIONALE PER LE SOCIETÀ E LA BORSA*, ITALIAN SECURITIES AND EXCHANGE COMMISSION) – APRIL 14, 2005
Amendments and supplements to Regulation No. 11971 of May 14, 1999, concerning regulations on issuers (Resolution No. 14990).

- LAW NO. 62 OF APRIL 18, 2005

Provisions for the fulfilment of obligations deriving from Italy's membership of the European Communities – 2004 Community Law.

- DECREE BY THE FINANCE MINISTRY – *AAMS* – APRIL 26, 2005
  Amendments to Article 14 of Decree of October 29, as amended, bearing: "Regulations instituting the "Enalotto" betting pool".

- DECREE BY THE FINANCE MINISTRY – APRIL 29, 2005
  Technical procedures for running the national lottery of the «European Youth Olympic Festival di Lignano», the «Festa dei 4 Altari di Torre del Greco» and the «Giostra della Quintana di Ascoli Piceno» - 2005 Events.

- DECREE BY THE FINANCE MINISTRY –APRIL 29, 2005
  Announcement and technical procedures for operating the national instant lottery named «Fai Scopa!».

- DECREE BY THE FINANCE MINISTRY – APRIL 29, 2005
  Announcement and technical procedures for operating the national instant lottery named «Portafortuna».

- DECREE BY THE FINANCE MINISTRY – *AAMS* – JUNE 7, 2005
  Suspension of telephone collection for the Lotto Game all over the country.

- DECREE BY THE FINANCE MINISTRY – *AAMS* – JUNE 9, 2005
  Setting up the third drawing of the Lotto Game on an experimental basis.

- DECREE BY THE FINANCE MINISTRY – *AAMS* – JULY 12, 2005
  Technical procedures for running the national lottery of the "Regata Storica di Venezia", the "Gran Premio di Merano" and the "Maratona d'Italia".

OUTLOOK

- Lotto wagers during the first months of the second half-year show signs of improvement driven by the introduction of the "*third drawing*" which will accelerate the evolution of late numbers. The average weekly collection is more than 5% higher than in May/June.
- The "*services*" business continues to grow compared to the previous year, particularly with reference to the top-up business. Additional increases have also been contributed by the bill payment service and the launch of the stamp duties.
- *Scratch & Win Lottery* confirms the positive development in terms both of volumes and price.
- Given the economic performance of the various business lines, it is believed that the profitability objectives set for 2005 may be achieved.

LOTTOMATICA GROUP'S INTERIM FINANCIAL STATEMENTS
AS OF JUNE 30, 2005

Consolidated Balance Sheet - Assets *(thousands of euros)*	*notes*	30.06.2005	31.12.2004
A) Non-current assets			
Property, plant and equipment	*1)*	109,508	117,356
Goodwill	*2)*	446,648	446,648
Intangible assets	*3)*	10,674	11,717
Investments valued at equity	*4)*	0	0
Securities and equity investments	*5)*	420	420
Other (non-current) assets	*6)*	1,372	1,658
Deferred tax assets	*7)*	49,133	55,797
Total non-current assets		**617,755**	**633,596**
B) Current assets			
Inventories	*8)*	14,493	10,448
Trade receivables and other receivables	*9)*	57,214	58,836
Current financial assets	*10)*	72,349	72,120
Other (current) assets	*11)*	97,612	113,518
Receivables for taxation	*12)*	6,799	29,979
Cash and cash equivalents	*13)*	172,361	241,661
Assets held for sale or discontinuing operations	*14)*	0	0
Total current assets		**420,828**	**526,562**
TOTAL ASSETS		**1,038,583**	**1,160,158**

Consolidated Balance Sheet - Liabilities *(thousands of euros)*	*notes*	**30.06.2005**	**31.12.2004**
A) Shareholders' Equity	*15)*		
Share capital		89,009	88,939
Legal Reserve		17,788	17,762
Statutory Reserves		0	0
Share premium reserve		32,821	116,079
Other reserves		1,567	11,876
Profits and losses carried forward		23,602	-8,120
Net profit (loss)		84,970	86,038
Total Group Shareholders' Equity		**249,757**	**312,574**
Minority Interests		**6,085**	**4,770**
B) Non-current liabilities			
Long-term loans	*16)*	358,241	358,032
Staff Severance Fund	*17)*	7,386	7,105
Provision for deferred taxes	*18)*	35,428	25,990
Long-term provisions	*19)*	19,174	17,842
Total non-current liabilities		**420,229**	**408,969**
C) Current liabilities			
Trade payables and other payables	*20)*	138,557	179,908
Derivative instruments	*21)*	1,194	3,302
Short-term loans	*22)*	2,334	3,322
Short-term portions of long-term loans	*23)*	9,042	473
Other (current) liabilities	*24)*	163,308	233,494
Payables for taxation	*25)*	6,230	13,346
Short-term portions of long-term provisions	*26)*	41,847	0
Liabilities associated with assets held for sale or discontinuing operations	*27)*	0	0
Total current liabilities		**362,512**	**433,845**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**1,038,583**	**1,160,158**

Consolidated Income Statement (thousands of euros)

	notes	30.06.2005	30.06.2004
Revenues	28)	312,912	317,802
Other earnings and proceeds	29)	4,559	4,249
Capitalisation of internal construction costs - materials and consumables	30)	59	1,179
Change in inventories	31)	258	(57)
Total Revenues		**317,788**	**323,173**
Raw materials and consumables used	32)	14,706	12,724
Services	33)	88,038	99,850
Costs for personnel	34)	34,276	34,060
Amortisation, depreciation and write-downs	35)	20,848	24,668
Other operating costs	36)	11,444	19,256
Total costs		**169,312**	**190,558**
Profit		**148,476**	**132,615**
Financial income (charges)	37)	**(4,697)**	**(8,228)**
Adjustments to financial assets	38)	**(35)**	**0**
Share of income (charges) from equity investments in associated companies and JVs valued at equity	39)	**0**	**0**
Income before taxes		**143,744**	**124,387**
Income taxes for the period	40)	**57,675**	**51,939**
Net profit from continuing operations		**86,069**	**72,448**
Profit from assets held for sale or discontinuing operations		**0**	**0**
Net profit for the period		**86,069**	**72,448**
share attributable to minority interests		1,099	(462)
share attributable to the Group		84,970	72,910
Earnings (loss) per share - basic :	41)	**0.95**	**0.82**
Earnings (loss) per share - diluted :	41)	**0.95**	**0.82**

CONSOLIDATED CASH-FLOW STATEMENT *(thousands of euros)*	31.12.2004	30.06.2005
Net profit before taxes for the period	**153,844**	**143,744**
Adjustments for:		
- Depreciation of Property, Plant and Equipment	47,176	15,946
- Amortisation of Intangible Assets	7,535	3,039
- (Revaluations) or write-downs of fixed assets		1,257
- Other non-monetary items	41,460	17,715
- Income taxes	-68,236	-57,675
Cash-flow from operating activities before changes in net working capital	**181,780**	**124,026**
Change in Net Working Capital	68,715	-40,142
Cash-flow from operating activities [a]	**250,495**	**83,884**
Investments in fixed assets :		
- intangible assets	-15,772	-2,207
- property, plant and equipment	-24,332	-11,945
- financial assets		-329
Proceeds from sales, or reimbursement value, of fixed assets	64,540	89
Cash-flow from investing activities [b]	**24,436**	**-14,392**
Changes in loans and other items	-57,366	11,500
Capital increase/(Distribution of dividends)	-173,051	-150,292
Cash-flow from financing activities [c]	**-230,417**	**-138,792**
Increase/(decrease) in cash and cash equivalents [a+b+c]	**44,514**	**-69,300**
Cash and cash equivalents at the beginning of the period	197,147	241,661
Cash and cash equivalents at the end of the period	**241,661**	**172,361**

Information additional to the cash-flow statement:

Taxes paid over the period amount to €/000 22,256.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY IN THE FIRST HALF OF 2004

(thousands of euros)	ATTRIBUTABLE TO THE PARENT COMPANY'S SHAREHOLDERS							Minority interests	Total Shareholders' Equity
	Share capital	Legal reserve	Statutory reserves	Share premium reserve	Other reserves	Profits (losses) carried forward and net (profit) loss	Total		
Balances as of January 1, 2004	87,492	17,711	-	243,616	41,187	3,693	393,699	1,261	394,960
Changes in shareholders' equity in the first half of 2004									
Correction of errors						(544)	(544)		(544)
Profit (loss)						72,910	72,910	(462)	72,448
Dividends		51		(129,308)	(35,759)	(12,600)	(177,616)		(177,616)
Changes in consolidation reserves								178	178
Capital increases	1,317				130		1,447	1,998	3,445
Reserve for stock option plans					3,236		3,236		3,236
Balances as of June 30, 2004	88,809	17,762	-	114,308	8,794	63,459	293,132	2,975	296,107

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY IN THE FIRST HALF OF 2005

(thousands of euros)	ATTRIBUTABLE TO THE PARENT COMPANY'S SHAREHOLDERS							Minority interests	Total Shareholders' Equity
	Share capital	Legal reserve	Statutory reserves	Share premium reserve	Other reserves	Profits (losses) carried forward and net (profit) loss	Total		
Balances as of December 31, 2004	88,939	17,762	-	116,079	11,876	77,917	312,573	4,770	317,343
Changes in shareholders' equity in the first half of 2005									
Profit (loss)						84,970	84,970	1,099	86,069
Dividends		26		(84,212)	(20,010)	(47,119)	(151,315)		(151,315)
Change in consolidation reserve					7,196	(7,196)	0		0
Other Changes					(880)		(880)	216	(664)
Capital increases	70			954			1,024		1,024
Reserve for stock option plans					3,385		3,385		3,385
Balances as of June 30, 2005	89,009	17,788	-	32,821	1,567	108,572	249,757	6,085	255,842

EXPLANATORY NOTES

FORM AND CONTENT AND OTHER GENERAL INFORMATION

GENERAL INFORMATION

Lottomatica is a government's concessionaire to manage the Lotto and other public games, as well as the parent company of a Group active in the market of games, automated services for citizens and businesses and ticketing services. Furthermore, through its acquisition of the "Games" division of EIS, Lottomatica S.p.A. provides:

- systems and products for games;
- hardware and software terminals and systems to process games and sports/horse racing betting;
- services to assist in the operations management and Help Desk for the Italian National Horse Racing Pari-Mutuel.

Lottomatica Group is active, through Consorzio Lotterie Nazionali, in the collection of wagers from traditional and instant lotteries.
From the 2004 financial year, the Group itself, through RTI Videolot S.p.A., has been granted the licence for collection of wagers from entertainment games.
Lottomatica's registered office is located in Rome, at Via del Campo Boario.
These interim financial statements, relating to the first half of the financial year beginning on January 1, 2005, were approved by the Parent Company's Board of Directors on September 28, 2005.

FORM, CONTENT AND ACCOUNTING STANDARDS

These consolidated interim financial statements, as provided by Article 81 of the Issuers' regulations No. 11971, as amended by Consob Resolution No. 14990 of April 14, 2005, have been prepared in accordance with the statutory accounting principles for consolidated accounts of the 2005 financial year, as adopted according to the procedure laid down in Article 6 of Regulation (EC) No. 1606/2002 (International Financial Reporting Standards, hereinafter collectively referred to as "international accounting standards" or individually referred to as "IAS/IFRS") and as endorsed at the date of presentation of these interim financial statements.
As at December 31, 2005, the Group companies and the Parent Company will prepare their financial statements according to the Italian accounting standards.
In application of IFRS1, these interim financial statements include the reconciliations required by paragraph 45, while the reconciliations referred to in paragraphs 39 and 40 of IFRS 1, accompanied by specific explanatory notes, are provided in Annex 1, "Transition to international accounting standards (IAS/IFRS)". Since these are interim accounts, information is provided in compliance with IAS 34.

Adjustments have been made in accordance with IAS/IFRS accounting standards currently in force. The endorsement process by the European Commission and the adjustment and interpretation activities by the official competent official bodies is still in progress. At the time of preparing the first full consolidated IAS/IFRS financial statements as of December 31, 2005, new IAS/IFRS standards and IFRIC interpretations could come into effect, whose adoption may be authorised in advance. For these reasons, data presented in the accounting and reconciliation statements may be subject to change for the purpose of their use as comparative data of the first full consolidated financial statements drawn up according to IAS/IFRS.
The effects of transition to IAS/IFRS arise from the changes to accounting standards and, as a result, as required by IFRS 1, are reflected in the initial shareholders' equity at the date of transition (January 1, 2004). Transition to IAS/IFRS has meant that the estimates previously made according to the Italian accounting standards have been maintained, except in those cases where the adoption of IAS/IFRS accounting standards has not required estimates to be made using different methods.

In compliance with Consob communication DEM 5025723 of April 15, 2005, the preliminary IAS/IFRS reconciliation statements as of January 1, 2004, and December 31, 2004, have undergone a full audit by the independent auditors Reconta Ernst & Young S.p.A. engaged by Lottomatica. The report on this audit will be released at the same time as the independent auditors' report on the half-year accounts within the time limits laid down by law.

SEASONALITY/CYCLICAL NATURE OF REVENUES

Income from the Lotto Game is typically cyclical over time, connected to the manner of calculation of the commission on the overall wagers. This procedure requires different rates per receipts brackets. This *decalage* mechanism entails the application of decreasing rates as collection volumes increase generating, over the calendar year, higher income volumes in the first part of the year. This effect is exaggerated by very high collection volumes.

Income from betting pools is characterised by its seasonal links with the calendar of football events. As a consequence, income reduces to zero over the summer months while it has a uniform distribution over the remaining period of the year.

SCOPE OF CONSOLIDATION

The scope of consolidation of the Lottomatica Group as of June 30, 2005, comprises the following Companies:

- *Lottomatica Italia Servizi S.p.A.*, 92.5% owned by Lottomatica S.p.A. (92.5% as of 31.12.2004), which provides services for citizens and businesses via the Lotto Game network;
- *Lottomatica Sistemi S.p.A.*, 100% owned by Lottomatica S.p.A. (100% as of 31.12.2004), which manages the Area Data Processing Centres (CEZ) that comprise the remote element of the Parent Company's IT network;
- *Cirmatica Gaming S.A.*, 100% owned by Lottomatica S.p.A., whose objects are to acquire, manage and administer financial and equity investments;
- *PCC Giochi e Servizi S.p.A.*, 100% owned by Lottomatica Sistemi S.p.A. (100% as of 31.12.2004), which provides specialist hardcopy media;
- *Consorzio Lottomatica Giochi sportivi*, established on June 3, 2003, and 85% owned by Lottomatica, which operates the Totocalcio (Football Pools) game;
- *Consorzio Lotterie Nazionali*, established on December 10, 2003, between Lottomatica S.p.A., Scientific Games International Inc., Arianna 2001 S.p.A., Olivetti Tecnost S.p.A. and Servizi Base 2001 S.p.A..
  Shares in the endowment fund are divided as follows:
  Lottomatica 63%, Scientific Games 20%, Arianna 2001 15%, Olivetti Tecnost 1% and Servizi Base 2001 1%.
- *RTI Videolot S.p.A.*, 100% owned by Lottomatica S.p.A., is the concession company to activate and operate the network for the management of legal games via remote connection, using amusement and entertainment equipment, as well as to perform related activities and functions;
- Videolot Gestione S.p.A. is a company wholly owned by Lottomatica S.p.A., which operates video lotteries;
- *Totobit Informatica Software e Sistemi S.p.A.* acquired during December of last year, and 100% owned by Lottomatica Italia Servizi S.p.A. The company operates an extensive network of multi-function mini-terminals installed at shops with significant footfall (such as bars/bet collection points, service stations, newsstands, and others) aimed at providing remote services "for citizens";

- *Sed Multitel S.p.A.*, 60% owned by Totobit Informatica Software e Sistemi S.p.A. and 20% by Lottomatica S.p.A.. The company was established on November 28, 2002, for the purpose of providing a specialised organisation capable of ensuring the necessary technological support, by coordinating and managing its own processing centres and through outsourcing, for the typical transaction activities of the remote services offered;
- *TTS S.r.l.*, 100% owned by Totobit Informatica, with its registered office in Marano di Napoli. Its business is to develop and distribute the software product to process and develop gaming systems at bet collection points. It provides clients with thorough technical/systems service, both by phone (through an in-house call centre) and on site. It also gathers subscription contracts throughout the territory for the services provided by the parent company;
- *LIS Finanziaria S.p.A.*, 100% owned by Totobit Informatica Software e Sistemi S.p.A., specifically established and registered with the *Albo degli Intermediari Finanziari* (Financial Brokers Register) pursuant to Article 106 of the *T.U.L.B.* (*Testo Unico delle Leggi in materia Bancaria e Creditizia*, Consolidation Act on Banking and Credit Laws) is the company responsible for managing the financial services that the parent company plans to bring into its network. It became fully operational in September 2003.
- *Lottolatino do Brasil* and *Lottomatica Argentina*, non-operating companies which have been put into liquidation.

Change in consolidation perimeter

Compared to June 30, 2004, the changes as of June 30, 2005, have concerned the following companies:

- the exit of Twin S.p.A. due to the completion of the liquidation process;
- the exit of Triplet S.p.A. due to the transfer to the parent company De Agostini in May 2005;
- the entry of RTI Videolot, a company operating in the entertainment games sector.

Compared to December 31, 2004, the changes as of June 30, 2005, have concerned the following companies:

- the exit of Triplet S.p.A. due to the transfer to the parent company De Agostini in May 2005;
- the entry of RTI Videolot, a company operating in the entertainment games sector.

PRESENTATION OF THE FINANCIAL STATEMENTS

The accounting statements have been drawn according to the following procedures:
- in the balance sheet current and non-current assets and liabilities have been shown separately;
- in the income statement the analysis of costs has been effected according to their nature;
- the indirect method has been used in the cash-flow statement.

The amounts are shown in thousands of euros, unless otherwise indicated.

ACCOUNTING STANDARDS AND POLICIES

Consolidation principles

The consolidated financial statements include the accounts of Lottomatica S.p.A. and its subsidiaries, having taken into account the jointly-controlled companies (joint ventures), businesses of insignificant size, companies in liquidation and those carrying out unrelated business activities.
Equity investments are consolidated on a line-by-line basis.

The main criteria adopted are set out below:
- the book value of consolidated equity investments is eliminated against the related shareholders' equity and their total assets, liabilities, costs and revenues are combined on a line-by-line basis, regardless of the size of the equity investment held; the minority interests in shareholders' equity and in the results for the financial year are classified separately;
- the difference between the book value of an equity investment at the time of acquisition and the group's interest in its shareholders' equity at that time:
  - if positive, is entered under "Goodwill". This item is subject to annual impairment test;
  - if negative, is entered directly in the income statement;
  - inter-company balances and transactions between consolidated companies are eliminated, as are internal or inter-group profits and losses, and the related deferred tax effect is recorded;
  - inter-group dividends are eliminated.

The Group's financial statements have been prepared in euros.
On the closing date, the accounts of those foreign companies expressed in a currency other than the Euro were translated into the functional currency according to the following procedures:
- assets and liabilities were translated at the exchange rate in force at the period-end exchange rate;
- the income statement items were translated at the average exchange rate for the financial year;
- shareholders' equity items were translated at historical exchange rates, maintaining any stratification of reserves.

The exchange rate differences deriving from the above translation are recognised directly in the shareholders' equity and entered separately under "Translation reserve (difference)".

Property, plant and equipment

Property, plant and equipment are recorded at purchase cost, including additional charges directly expensed, and adjusted by the depreciation accumulated over the financial years (adjusted cost method). The depreciation entered in the income statement is calculated systematically and constantly on the basis of the rates believed to be representative of the estimated useful life for each single asset category. Following a review of the original estimate, the depreciation figures for assets acquired in

the course of the financial year have been calculated on a *pro rata temporis* basis with reference to the date on which these assets entered into service.
The values of property, plant and equipment do not include the costs of ordinary maintenance required to keep them working efficiently, to ensure their expected useful life, their capacity and original productivity, nor that required to repair break-downs or breakages. These costs have indeed been entered in the income statement in the period in which they were carried out.
Since land normally has an indefinite useful life, it is shown separately to buildings and is not subject to depreciation.
Costs incurred for improvements to assets not belonging to Lottomatica which can be clearly identified, have been entered under the item, included in property, plant and equipment, of the same nature of the asset to which they refer. The depreciation period corresponds to the lower of the tangible asset's residual useful life and the residual duration of the lease.
The accounting value of property, plant and equipment is subject to impairment test in order to identify any losses in value when an event or change in situation indicate that the book value is unrecoverable. Where an indication of this type is found to exist and the book value is greater than the presumed realisable value, the assets are written down to reflect such value.

Fixed assets under construction and advances include purchase costs and advances to suppliers for the acquisition of property, plant and equipment still unused; they also include assets still unused held by third parties on consignment. The depreciation of these costs will be carried out at the time of their effective use.

The table below shows the depreciation rates applied to each asset category.

Property, plant and equipment - Ordinary and Freely Transferable Assets -	Depreciation criteria
1) Buildings	contract term
2) Plant and machinery	15% - 20%
3) Industrial and business equipment	25%
4) Other assets	12%

Finally, the book value of property, plant and equipment is reduced by public capital grants, according to IAS 20. In particular, the contribution, recognised in the financial year in which it becomes due and payable, is deducted from the book value of the asset to which it refers, with effect on the income statement, through the reduction of the depreciation cost during the useful life of the asset subject to depreciation.

Leasing
According to IAS 17, the assets acquired through finance leases are recorded as property, plant and equipment against the related payable. Rather than leasing charges, the relevant amortisation rates for fixed assets and interest expense relating to the financial component of the charge are recognised in the income statement.

Intangible assets
As required by IAS 38, the intangible assets owned by the Company satisfy the characteristics of being clearly identified, the ability to generate future economic benefits and the exercise of control over them by the business. Intangible assets are entered at their purchase cost, increased by additional charges and the direct costs, if any, necessary to prepare the asset for operations.
Assets acquired through business combination transactions are entered at their fair value at the date of acquisition.
Assets generated internally have not been shown as intangible assets, the company has not incurred development costs.

Following their initial recognition, intangible assets are entered at cost net of accumulated total amortisation, calculated on a straight-line basis in relation to the asset's estimated useful life, and impairments of value (adjusted cost method). If however, an intangible asset is characterised by an indefinite useful life, it is not amortised, rather being subject to periodic fairness analyses in order to identify any impairments of value.
Amortisation begins when the asset is available for use, that is, when it is in the position and condition necessary in order to operate in the manner intended by the business management.
The book value of intangible assets is subject to tests designed to identify any impairments of value when events or changes in situation indicate that the book value is unrecoverable. Where an indication of this type is found to exist and the value is greater than the presumed realisable value, the assets are written down to reflect such value.

Specifically:
- "patents and intellectual property rights" mainly include costs incurred for application software acquired by way of property, costs for application software acquired under licence for use for an indefinite time, and costs for application software internally generated ;
- "concessions, licences, trademarks and similar rights" mainly include costs incurred for software acquired under licence for use for a definite time, for which a one-off consideration is envisaged, initially paid for the whole licence period;
- fixed assets under development relate to purchases that had not entered into service or been tested as of the reporting date.

The table below shows the amortisation criteria applied to each asset category.

Intangible assets	Amortisation criteria
1) Patent rights	3 years
2) Concessions, licences and trademarks	3 years
3) Other intangible assets	2 years - 5 years

Goodwill
Goodwill acquired following a business purchase/combination transaction is initially valued at cost to the extent that it represents the figure by which the purchase cost exceeds the share attributable to the purchaser of the net fair value referred to the identifiable value of current and potential assets and liabilities. After this initial entry, goodwill is valued at cost decreased by any accumulated loss of value. Since goodwill is an intangible asset with indefinite useful life it is not subject to amortisation but is subject to annual impairment tests, with consequential recognition in the income statement of any excess identified.

Financial assets
Financial assets are initially recognised at cost, increased by additional purchase charges, representing the fair value of the consideration paid. Subsequent to this initial entry, financial assets are valued in relation to their functional use on the basis of the following considerations.
Financial assets held for trading
These are financial assets purchased for the purpose of obtaining a profit from the short-term price fluctuations. After the initial entry, these assets are valued at their fair value, with any related profit or loss being recognised in the income statement.
Investments held to maturity
These are non-derivative financial assets which earn fixed and determinable payments and with fixed maturities which the business has the intention and ability to maintain until such maturity. After the initial entry, these assets are valued at their amortised cost, using the effective interest rate criterion.

Loan assets
These are treated for accounting purposes according to the rules applying to "Investments held to maturity".

Financial assets available for sale
This item includes financial assets not falling within the previous categories. After the initial recognition, these assets are valued at their fair value with profits or losses being entered in a specific equity item until such time as they are sold or it is ascertained that they have suffered a loss of value. In this case, the profits or losses accumulated up to this point are taken to the income statement.

Derivative financial instruments
All derivative financial instruments are valued at their fair value, as required by IAS 39. If the value for mark-to-market adjustment is negative, it is recorded in the income statement.

Inventories
Inventories are recorded at the lower of purchase or production cost, including additional charges, and their estimated realisable value determined with reference to market trends. Cost is determined on a "weighted-average cost" basis for paper, using FIFO method for top-ups and according to the specific cost for tickets.

Receivables and payables
Receivables are initially entered at their fair value, subsequently valued at their amortised cost and then written down in the event of loss of value. Payables are valued at their amortised cost.

Cash and equivalents
Cash and cash equivalents are entered at their face value.

Long-term loans
Loans are initially entered at cost corresponding to the fair value of the consideration received, net of additional acquisition charges for the loan. After the initial recognition, loans are valued at their amortised cost using the effective interest rate method.

Provisions for risks and charges
Provisions for risks and charges include, as required by IAS 37, provisions allocated for current (legal or constructive) obligations deriving from past events whose fulfilment will probably entail the use of resources the amount of which can be reliably estimated.
The amount entered as being allocated represents the best estimate of the cost of fulfilling the obligation existing at the reporting date.

Employee benefits
Benefits paid to employees following the termination of their employment relationship (post-employment benefits of the "defined benefits" type) and other long-term benefits are subject to actuarial valuations. The liability entered in the accounts represents the current value of the Group's obligation, net of any assets serving the plans.
Take note that the Group has decided not to use the so-called "corridor approach" and to recognise the profits and losses deriving from the changes to actuarial hypothesis directly in the income statement.
On the other hand, the relevant IFRS/IAS suggests that in the long term the profits (or losses) of an actuarial nature can be set off against each other and, on this basis, permit the deferral over time of the recognition of actuarial profits or losses in the income statement. Any portion of actuarial profits or losses not entered in the accounts, if exceeding the greater of 10% of the present value of the

programme obligations and 10% of the fair value of any asset serving the programme (the so-called *corridor approach) must be recognised immediately in the income statement in each financial year.*
Complementary staff severance indemnities are entered as liabilities and cost when the business is involved in the termination of the employment relationship with an employee or group of employees prior to normal pension age or where a commitment has been made to make payment of severance pay following a proposal designed as an incentive for voluntary redundancy.

Assets held for sale and liabilities associated with assets held for sale
Non-current assets (or group of assets and liabilities) are classified as held for sale if available for immediate sale in their current state, except for the existence of contractual conditions normally required for this type of assets and sale is considered to be highly probable.
These assets are valued:
• at the lower of their book value and their fair value, net of sales costs, recognising any impairments of value in the income statement, if not falling within a business combination transaction; otherwise
• at their fair value, net of sales costs (without the possibility of recording write-downs on the occasion of their initial recognition) if falling within a business combination transaction.
In any case, the amortisation process is interrupted on the classification of the asset as held for sale.
Assets and liabilities directly correlated to a group of assets forming the subject matter of a sale must be classified separately in the balance sheet, as also the relevant accumulated profit or loss attributable directly to shareholders' equity. The net result from discontinued operations is entered under a separate item in the income statement.

Stock option plans
The Lottomatica Group's stock option plan provides for it to be equity-settled, with fair value being determined on the grant date, and requires, as provided by IFRS 2, the cost to be entered under "costs for personnel", with a corresponding increase in shareholders' equity ("Reserves for stock option plans" included in "Other Reserves") on the basis of the period of accrual of the options.

Revenues
Revenues are valued at the current value of the consideration received or due.
<u>Sale of goods</u>
Revenues are recognised when the Group has transferred the significant risks and benefits of ownership of the goods and ceases to exercise the normal level of activity associated with possession and actual control over the goods sold. Revenues associated with sales of the telephone top-ups is entered net of their purchase costs.
<u>Provision of services</u>
Revenues are recognised with reference to the stage of completion of the operation at the reporting date. When the results of the provision of services cannot be reliably estimated, revenues are recognised solely to the extent to which the costs recorded are recoverable in the future.
The stage of completion is assessed by reference to an evaluation of the work carried out or through the proportion that costs actually incurred bear to total estimated costs.

In cases where customers are given time to pay without incurring interest, the amount to be received is discounted back. The difference between current value and amount received represents financial income recorded in the accounts on an accruals basis.

Interest
These are recognised on an accruals basis, using the effective interest rate method.

Dividends
These are recognised when the shareholder's right to payment arises.

Costs for purchases of goods and provision of services
These are recognised in the income statement on an accruals basis, representing decreases in economic benefit and taking the form of out-going cash flows, reduction in value of assets or incurring of liabilities.

Financial charges
Financial charges are all recognised as a cost in the financial year when they are incurred.

Income taxes (current, deferred tax assets and liabilities)
Current taxes are calculated on the basis of a realistic forecast of the tax charges to be paid in application of the tax regulations in force in the individual countries.
The Group has recognised both deferred tax assets or liabilities on the temporary differences between the value of assets and liabilities entered in the accounts and the related tax value, as well as the differences in value of assets and liabilities generated by the consolidation adjustments.
Deferred tax assets are recognised to the extent that it is probable that taxable income will be available against which the deductible temporary differences can be utilised. A deferred tax asset is also recognised in the presence of tax losses and tax credits carried forward to the extent that it is probable that a future taxable income of sufficient size will be available.
Deferred tax assets and liabilities are classified under non-current assets and liabilities in the balance sheet.

NOTES TO THE CONSOLIDATED BALANCE SHEET

NON-CURRENT ASSETS

Property, plant and equipment (1)

These amount to €/000 109,508, decreasing by €/000 7,848 compared to December 31, 2004. Below is the breakdown with historical cost and depreciation fund indicated separately:

Property, plant and equipment (thousands of euros)	01.01.2005	Increases	Depreciation	Write-downs Impairment	Decreases	Other changes	Reclassifications	30.06.2005
Land	456							456
Buildings	10,312	4,218				-87		14,443
Plant and machinery	477,972	3,591		-1,205	-1,086	0	3,356	482,628
Industrial and business equipment	1,688	0			-10		-1,353	325
Other assets	5,234	194				-88	18	5,358
Fixed assets under construction	8,406	3,942				-1	-3,344	9,003
GROSS VALUE OF PROPERTY, PLANT AND EQUIPMENT	504,068	11,945	0	-1,205	-1,096	-176	-1,323	512,213
Land								
Buildings	562		365			-25		902
Plant and machinery	382,054		15,336		19	1	154	397,564
Industrial and business equipment	357		41			-1	-118	279
Other assets	3,739		204			0	18	3,961
DEPRECIATION FUND OF PROPERTY, PLANT AND EQUIPMENT	386,712	0	15,946	0	19	-25	54	402,706
Land	456	0	0	0	0	0	0	456
Buildings	9,750	4,218	-365	0	0	-62	0	13,541
Plant and machinery	95,918	3,591	-15,336	-1,205	-1,105	-0	3,202	85,065
Industrial and business equipment	1,331	0	-41	0	-10	1	-1,235	46
Other assets	1,495	194	-204	0	0	-88	0	1,397
Fixed assets under construction	8,406	3,942	0	0	0	-1	-3,344	9,003
NET VALUE OF PROPERTY, PLANT AND EQUIPMENT	117,356	11,945	-15,946	-1,205	-1,115	-150	-1,377	109,508

Increases over the year mainly concern the following items:

- *Buildings*: these refer to costs incurred by the Parent Company for the new headquarters;
- *Plant and machinery:* these are virtually all attributable to the Totobit group for implementation of the technological equipment for the network;
- *Fixed assets under construction:* exclusively relate to terminals and printers that have not yet been installed at bet collection points. Since these assets have not yet entered into service, they have been classified as "*Fixed assets under construction*" held by third parties on consignment.

Depreciation of "Plant and machinery" (€/000 1,205) has been carried out, as required by IAS 36, adjusting the book value of assets with respect to the value in use. Specifically, this concerns specific electronic equipment that was purchased during previous financial years (historical cost of €/000 1,722, net book value of €/000 1,205 as of June 30, 2005) for a project that was subsequently abandoned by corporate management and which cannot be deployed for other uses.

There are no contractual commitments existing for purchases of fixed assets and no goods have been pledged as guarantees.

Breakdown of assets under finance lease:

	30/06/05		31/12/04	
	Gross Value	Net Value	Gross Value	Net Value
Terminals	643	392	643	458
Terminals	580	103	580	154
Machinery	2,584	1,374	2,584	1,574
Plant and Machinery	**3,807**	**1,869**	**3,807**	**2,186**
Buildings	**1,764**	**1,405**	**1,764**	**1,430**
Total	**5,571**	**3,274**	**5,571**	**3,616**

Goodwill (2)

This amounts to €/000 446,648 and no changes occurred compared to 1.12.2004.
The most significant items making up the balance are the following:

- Tyche Goodwill €/000 404,015, from merger by incorporation of Lottomatica into Tyche;
- Goodwill on the contribution of PCC Giochi e Servizi €/000 6,853;
- Goodwill connected to the acquisition of the Games division of EIS S.p.A. and the Twin branch of business (pari-mutuel system) €/000 2,116;
- Medialan Goodwill €/000 1,126. On 31.12.2004, the subsidiary was merged by incorporation into Totobit S.p.A.;
- Goodwill from consolidation of Totobit Informantica entered for €/000 32,539.

Upon first-time adoption of IFRS, the Group has opted not to apply IFRS 3 retroactively for the acquisition of businesses that occurred prior to January 1, 2004; as a result, goodwill has been maintained at the previous value determined according to Italian accounting standards, subject to assessing its recoverability.

Value in use has been used for an estimation of the recoverable value.
Value in use has been calculated by discounting back the estimated cash flows expected to arise from the two segments Games (composed of CGU Lotto, Scratch & Win Lottery and Videolotteries) and Services, before tax, applying a discount rate, before tax, that reflects market valuations and specific risks associated with the activity.

The cash-flow projections are based on the most recent budget/forecasts approved by corporate management for a period exceeding five years in relation to the stability of the Games sector and by extrapolating the period exceeding three years applying conservative growth rates that are lower than the historical trend.
Goodwill has been allocated on the basis of IAS 36 to the Segments according to the following scheme:

- *Games €/000 291,778*
- *Services €/000 154,870*

No impairments of values occurred over the first half of 2005.

Intangible assets (3)

These total €/000 10,673 (€/000 11,717 as of 31.12.2004) and include:

- *"Patents"*, equal to €/000 8,749 (€/000 7,755 as of 31.12.2004) mostly refer to costs incurred by the Parent Company to develop the software required to operate the Lotto Game and Totocalcio businesses (€/000 4,473) and to Consorzio Lotterie Nazionali (€/000 1,751) to develop the software required to operate the Scratch & Win Lottery.
  Acquisitions over the period (€/000 1,738) mostly refer to expenditure by the Parent Company and subsidiaries for the development of applications software;
- *"Concessions, licences, trademarks and similar rights"*, equal to €/000 1,732 (€/000 1,959 as of 31.12.2004), refer to licences for use and are essentially attributable to Consorzio Lotterie Nazionali and to Lottomatica S.p.A.

Below are shown the changes over the half-year:

Intangible assets *(thousands of euros)*	01.01.2005	Increases	Amortisation	Decreases	Reclassifications	30.06.2005
Development costs	0	0	0	0	0	0
Patents	38,265	1,738	0	-160	1,950	41,793
Concessions, Licences	8,041	463	0	0	-191	8,319
Fixed assets under development and advances	2,003	0	0	0	-1,950	53
Others	0	0	0	0	191	191
GROSS VALUE OF INTANGIBLE ASSETS	48,309	2,207	0	-160	0	50,356
Development costs	0	0	0	0	0	0
Patents	30,510	0	2,534	0	0	33,044
Concessions, Licences	6,082	0	505	0	0	6,587
Fixed assets under development and advances	0	0	0	0	0	0
Others	0	0	52	0	0	52
AMORTISATION FUND OF INTANGIBLE ASSETS	36,592	0	3,091	0	0	39,683
Development costs	0	0	0	0	0	0
Patents	7,755	1,738	-2,534	-160	1,950	8,749
Concessions, Licences	1,959	463	-505	0	-191	1,732
Fixed assets under development and advances	2,003	0	0	0	-1,950	53
Others	0	0	-52	0	191	139
NET VALUE OF INTANGIBLE ASSETS	11,717	2,207	-3,091	-160	0	10,673

Securities and equity investments held for sale (5)

The entered amounts, equal to €/000 420, refer almost exclusively to minority shareholdings held by the Lottomatica Group in the companies Imprenditori Associati and Easy Nolo.
This item has not reported any change compared to 31.12.2004.

Other (non-current) Assets (6)

These amount to €/000 1,372 as of June 30, 2005, and are made up of:

- *"Long-term financial assets"*, equal to €/000 650, mainly relating to guarantees for tenders, leases and utilities executed by the Lottomatica Group's companies, as well as tax credit for tax advanced over staff severance fund (pursuant to Law No. 140/1997);
- *"Receivables form others due beyond 12 months"*, equal to €/000 722, including the receivable for €/000 627 beyond 12 months due from *AAMS* for contributions to be received from the latter (€ 500 per each bet collection point) pursuant to article 4 of the concession, for the entire term that the concession is in effect (May 30, 2007) in consideration of the activation of bet collection points not equipped with terminals linking them to the central system.

Deferred tax assets (7)

Deferred tax assets amount to €/000 49,133 (€/000 55,797 as of 31.12.2004).
The most significant amounts refer to entries made during previous financial years for prepaid taxes of Lottomatica S.p.A., the main items of which are linked to:

- fiscal amortisation of the deficit from the merger of Lottomatica S.p.A. into Tyche calculated in 2001 as a result of misalignment of the tax accounts and statutory financial statements;
- write-down of the equity investment held in Lottomatica Sistemi S.p.A.;
- fiscal amortisation of Sogei goodwill.

The amount relating to Lottomatica Sistemi derives from recognition in previous financial years of the deferred tax effects of the goodwill write-down effected at 31.12.2003.

CURRENT ASSETS

Inventories (8)

These amount to €/000 14,493 (€/000 10,448 as of 31.12.2004) and relate to the inventories of the Parent Company, connected to receipt vouchers and betting forms, as well as the inventories of Totobit, relating to the activation codes for Vodafone and Telecom top-ups purchased over the half-year, which will be resold in the ordinary course of business.
These are broken own as follows:

Inventories *(thousands of euros)*	31/12/04	change	30/06/05
Raw materials, secondary materials and consumables	1,445	-47	1,398
Work in progress and semi-finished goods	93	220	313
Finished products and goods for resale	8,910	3,872	12,782
Gross Value of Inventories	**10,448**	**4,045**	**14,493**

Trade receivables and other receivables (9)

Trade receivables amount to €/000 57,214 (€/000 58,836 as of December 31, 2004) and are shown net of a provision for bad debts of €/000 10,627. The most significant values relate to:

- *Lottomatica S.p.A. (€/000 8,928).* €/000 1,096 refer to Sarabet S.r.l. for the fees due for the management of the Tris pari-mutuel system, €/000 898 (net of a provision for bad debts equal to €/000 7,223) for receivables deriving from the service activities for horse racing and sports betting, €/000 5,606 for the invoices issued to the Tax Authorities in relation to the commission due from the last competitions of the period;
- *LIS S.p.A. (€/000 5,515)* for receivables from bet collection points in connection with the services provided and from telephone operators for recharging services (net of a provision for bad debts equal to €/000 365);
- *Totobit S.p.A. (€/000 20,114)* for receivables from bet collection points in relation to business during the last ten days of June (net of a provision for bad debts equal to €/000 1,697);
- *Consorzio Lotterie Nazionali (€/000 3,896)* in connection with the commission due to the Consorzio for the distribution and sale activities concerning traditional and instant lotteries;
- *RTI Videolot (€/000 17,568)*, (net of a provision for bad debts of €/000 1,300) for amounts still to be paid over within the context of the collection from entertainment equipment.

Below is the breakdown by maturity:

Trade receivables and other receivables *(thousands of euros)*	30.06.2005	31.12.2004	change
Receivables from customers due within 12 months	55,877	56,722	-845
Receivables from custoemrs due beyond 12 months	1,151	1,927	-776
Receivables from controlling company due within 12 months	186	187	-1
Total	**57,214**	**58,836**	**-1,622**

Current financial assets (10)
The entered amount, equal to €/000 72,349 (€/000 72,120 as of 31.12.2004), mainly refers to:
- €/000 68,542 (€/000 64,529 as of 31.12.2004) for investments in government securities by Lottomatica, expiring in 2005;
- (€/000 3,144) for financial receivables from Bingo Plus; the receivable earns interest at a rate equal to the 6-month Euribor rate plus 100 basic points.

Investments in government securities made by Lottomatica (Treasury Bills) are shown in the table below.

Issuer	Type of security	ISIN Code	purchase	expiry	Face value €/000	Purchase price €/000	ACT/365 yield
Treasury	Treasury Bills	IT0003723290	15/11/04	15/09/05	10,000.0	9,819.6	2.183%
Treasury	Treasury Bills	IT0003735020	15/11/04	14/10/05	10,000.0	9,801.9	2.194%
Treasury	Treasury Bills	IT0003750202	22/11/04	15/11/05	20,000.0	19,563.2	2.261%
Treasury	Treasury Bills	IT0003795603	19/01/05	16/01/06	30,000.0	29,357.4	2.194%
					70,000.0	**68,542.1**	

Other current assets (11)
Receivables from others amount to €/000 97,612 (€/000 113,518 as of December 31, 2004), and mainly relate to receivables from bet collection points in the context of the various games and services (€/000 87,126), net of a provision for bad debts of €/000 3,562. Specifically, receivables from bet collection points mainly relate to:
- Consorzio Lotterie Nazionali (€/000 60,229), for the receivable from bet collection points for instant and traditional lottery tickets delivered on June 30, 2005. Under the terms of the contractual agreements, bet collection points settle payment (net of winnings paid out and their commission) on average 15 days after delivery;
- Lottomatica *Italia Servizi* (€/000 15,448), for receivables from bet collection points for amounts to be collected via the LIS Network, which primarily regarded re-invoicing components of the face values of telephone top-ups for mobile telephone;
- Lottomatica (€/000 4,331) for amounts to be paid over by bet collection points for collection from the Tris game and Sporting Games.

The further amounts under this item (€/000 10,486) refer to receivables from the parent company (€/000 7,768) for having joined the National Fiscal Consolidation and mainly to pre-paid expenses (€/000 2,718).

Receivables for taxation (12)
Tax receivables amount to €/000 6,799 (€/000 29,979 as of 31.12.2004) and show a decrease of €/000 23,179, essentially due to the reclassification of receivables for *Ires* (*Imposta sul Reddito delle Società*, Corporate Income Tax) purposes to receivables from parent company (for having joined the Group's National Fiscal Consolidation) and to the reduction in VAT credit.

Tax receivables (thousands of euros)	30.06.2005	31.12.2004	change
Receivables from Tax Office (IRES - IRAP)	4,483	16,758	-12,275
Receivables from Tax Office (Staff Severance Fund)	98		98
Withholdings - Interest receivable	548	1,045	-497
Receivables from Tax Office - VAT credit	190	12,175	-11,985
Other tax receivables	1,480	-	1,480
Total	6,799	29,978	-23,179

Cash and cash equivalents (13)

This item is broken down as follows:

Cash and cash equivalents (thousands of euros)	30.06.2005	31.12.2004	change
Bank and postal accounts	172,206	241,512	-69,306
Checks	0	0	0
Cash and valuables	155	149	6
Total	172,361	241,661	-69,300

Bank and postal accounts show a decrease of €/000 69,300, in that the positive balance from operating activities has been more than adequately offset by the requirements relating to the payment of dividends that took place in April.
Cash and cash equivalents (current account balances with major Italian banks, postal accounts and time deposits) are equal to approximately €/000 172,206 (€/000 241,512 as of 31.12.2004).
Deposit (€/000 85,000) contracts entered into with the Italian branches of major banking groups with ratings (minimum rating F-2, P-2) generally have an average maturity of around 3 weeks and earn interest at the Eurobor flat rate.

Assets held for sale or discontinuing operations (14)
There are no assets held for sale.

Shareholders' equity (15)

Shareholders' equity attributable to the Group, equal to €/000 249,757 is broken down as follows:

Shareholders' Equity *(thousands of euros)*	Share capital	Legal Reserve	Share premium reserve	Other reserves	Profits (losses) carried forweard and net profit (loss)	TOTAL attributable share	Minority interests' capital and reserves
Position as of January 1, 2004	**87,494**	**17,711**	**243,616**	**41,185**	**5,568**	**395,030**	**1,261**
Correction of errors					(544)	(544)	
Capital increases	1,445		1,772			3,217	4,243
Allocation of profit				(20,381)	20,381	0	
Dividends		51	(129,309)	(15,382)	(32,978)	(177,618)	
Reserve for stock option plans				6,472		6,472	
Other changes				(18)		(18)	(309)
Correction of errors				0	(544)	(544)	
Profits for the period				0	86,034	86,034	(425)
Position as of December 31, 2004	**88,939**	**17,762**	**116,079**	**11,876**	**77,917**	**312,573**	**4,770**
Capital increases	70		954	0		1,024	
Allocation of profit				14,772	(14,772)	0	
Dividends		26	(84,212)	(20,010)	(47,119)	(151,315)	
Reserve for stock option plans				3,385		3,385	
Other changes				(8,456)	7,576	(880)	216
Correction of errors				0		0	
Profits for the period				0	84,970	84,970	1,099
Position as of June 30, 2005	**89,009**	**17,788**	**32,821**	**1,567**	**108,572**	**249,757**	**6,085**

Specifically:

- *Share Capital*
  Share capital amounts to €/000 89,009 (€/000 88,939 as of 31.12.2004). This amount was constituted following the exercise of 70,000 options in 2005, concerning the stock option plan, for stock options assigned on the basis of the regulations resolved by the Board of Directors in its meeting held on June 11, 2003.
  As of June 30, 2005, Lottomatica share capital, fully subscribed and paid up, is represented by 89,009,280 ordinary shares, with a par value of € 1 Euro each.
- *Legal Reserve*
  This reserve, equal to €/000 17,788 (€/000 17,762 as of 31.12.2004) was increased as a result of part of 2004 profits being allocated to reserves.
- *Share Premium Reserve*
  This item amounts to €/000 32,821 (€/000 116,079 as of 31.12.2004) and the change compared to the year-end figure for 2004 is due to the use for the distribution of dividends (€/000 84,212). Note that dividends distributed by Lottomatica were equal to €/000 151,315,776 (unit dividend of € 1.7 per share)
- *Other Reserves*
  - Reserve for stock option plans. The reserve amounts to €/000 12,813 and recognises the equity effects of the stock option plan, according to IFRS 2;
  - Consolidation reserve on related concerns. The reserve is equal to a negative value of €/000 3,670 (€/000 -18,348 as of 31.12.2004) and is determined by the share of results carried forward attributable to the consolidated companies, and by consolidation adjustments effected at June 30, 2005;

- Revaluation reserve pursuant to Law 350/2003. This reserve was used entirely for the distribution of dividends (€/000 20,010) and for paying €/000 834 as substitute tax for the "release" of the same;
- FTA Reserve. It is shown as a negative value of €/000 7,576 and recognises the equity impacts as a result of First Time Application of the international accounting standards. For an in-depth analysis, reference is made to Annex 1 for the description of effects from application of IAS/IFRS

- *Consolidated net income*

Consolidated net income as of June 30, 2005, amounted to €/000 84,970 (€/000 86,034 as of 31.12.2004). Minority interests amount to €/000 1,099 (€/000 -425 as of 31.12.2004).

NON-CURRENT LIABILITIES

Long-term loans (16)

This item, equal to €/000 358,241 as of June 30, 2005, mainly refers to the value, equal to €/000 358,178 (€/000 357,913 as of December 31, 2004) of the debenture loan, expressed in line with the amortised cost.

Specifically, the debenture loan (payable with a face value of €/000 360,000, face value of each bond Euro 1,000, 360,000 bonds) was underwritten in London on December 18, 2003, and executed on December 22, 2003, through the issue of securities (all placed). 56% of the placement was in Italy, 19% in England with the remaining amount in other European countries. The bond yields 4.8% with reimbursement in a single payment on expiry on December 22, 2008. The effective rate (internal rate of return) for the entire transaction is 4.97%.

Staff Severance Fund (17)

The fund, net of advances paid, as of June 30, 2005, amounts to €/000 7,386 (€/000 7,105 as of 31.12.2004).

Staff Severance Fund as of January 1, 2005	**7,105**
current service cost	725
financial charges	130
actuarial profits/(losses)	n.d.
(benefits paid)	-574
Staff Severance Fund as of June 30, 2005	**7,386**

The Staff Severance Fund comes under defined benefit plans. The provision was calculated with reference to the closing date of the interim period, using a percentage share of the current cost established at December 31, 2004, based on actuarial assumptions, in that no significant changes were reported over the half-year.

Specifically, for determining the liability, the Projected Unit Credit Cost method was adopted that involved the following procedures:

- projections were made based on a series of financial assumptions (increase in the cost of living, increase in wages, etc), any future benefits that could be paid to each employee subscribing to the program as a result of retirement, death, invalidity, resignation etc. The estimate of future benefits

also included any further increases related to seniority that may have accrued as well as presumed increase in the remuneration level earned at the time of valuation;

- at the time of valuation, the present average value of future benefits was calculated, on the basis of the annual interest rate applied and the likelihood of single benefits being actually paid;
- the liability for the Company was established by identifying the share of the present average value of future benefits in relation to service already accrued by the employee with the Company at the time of valuation;
- the reserve recognised as valid for IAS purposes was identified on the basis of the liability established using the method outlined in the paragraph above and the reserve set aside for the purposes of the Italian statutory financial statements.

Below is the breakdown of the assumptions that have been adopted:

Financial assumptions	Executives	Non-Executives
Increase in cost of living	2.5% per year	2.5% per year
Discount rate	4.5% per year	4.5% per year
Increase in wages		
- age of/under 40 years	4% per year	3.5% per year
- age over 40, but of/under 55 years	3.5% per year	3 % per year
- age over 55 years	3% per year	2.5 % per year

Demographic assumptions	Executives	Non-Executives
Probability of death	RG 48 Mortality Tables published by the General Accounting Office	RG 48 Mortality Tables published by the General Accounting Office
Probability of invalidity	Unisex tables drawn up by C.N.R. reduced by 70%	Unisex tables drawn up by C.N.R. reduced by 70%
Probability of resignation		
- until 50 years	4% per each year	3% per each year
- over 50 years	zero	zero
Probability of retirement		
- age of 60 years	35% (100% for women)	60% (100% for women)
- subsequenty, but until the age under 65 years	20% per each year	10% per each year
- age of 65 years	100%	100%
Probability of receiving an advance on the reserve of 70% allocated for Staff Severance Fund at the beginning of the year	3% per each year	3% per each year

Provision for deferred taxes (18)

This item amounts to €/000 35,428 (€/000 25,990 as of 31.12.2004). Change with respect to December 31 is mainly determined (€/000 9,220) by the tax effect from the elimination of goodwill amortisation.

Long-term provisions (19)

These amount to €/000 19,174 (€/000 17,842 as of 31.12.2004)

Below is the breakdown:

Provisions (thousands of euros)	31.12.2004	increases	use	30/06/05	Short-term portion	Long-term portion
Provision for taxes	694	41847		42541	41847	694
Legal disputes	11,838	0	155	11683		11,683
Retirement incentives	0	1,000	0	1000		1,000
Penalties	1,558	1,180	1,180	1558		1,558
Prize competitions	189	681	333	537		537
Provision for write-down of equity investments	104			104		104
Other provisions	3,459	186	47	3598		3,598
Totals	17,842	44,894	1,715	61,021	41,847	19,174

Specifically:

- The other provisions include the provision for *Pension and similar costs*, equal to €/000 1,510 (€/000 1,510 as of December 31, 2004);this almost entirely comprises the provisions made by the Parent Company, in accordance with a resolution of the Remuneration Committee, to cover the indemnities payable to certain Board members in the case of termination of their employment relationship.
- The *Provision for taxes*, equal to €/000 694 (€/000 694 as of December 31, 2004) was allocated in consideration of a dispute on previous social security positions.

CURRENT LIABILITIES

Trade payables and other payables (20)

These amount to €/000 138,557 (€/000 179,908 as of 31.12.2004) and mainly relate to unpaid supplier invoices recorded as of June 30, 2005 (€/000 56,783), as well as invoices to be received or other payables from costs incurred in the period. The payables are connected to the purchase of goods and services for the activities of the period and investment programs under way.
Trade payables are normally settled at 60/90 days.

Payables due to affiliated companies, equal to €/000 1,572, were primarily ascribable to a payable to the company of the De Agostini Group, Dea Factor, for receivables assigned by Lottomatica suppliers to the same.
Below is the breakdown by maturity:

Total Trade Payables and other payables *(thousands of euros)*	30.06.2005	31.12.2004	change
Payables to suppliers due within 12 months	136,668	175,480	-38,812
Payables to parent company due within 12 months	317	0	317
Payables to affiliated companies due within 12 months	1,572	4,428	-2,856
Total	138,557	179,908	-41,351

Derivative instruments (21)

During the course of 2004, with the aim of managing the exchange rate risk associated with the supply of Instant Lottery tickets (in US Dollars), Consorzio Lotterie Nazionali covered 50% of estimated supplies until the expiry date of the concession with derivate instruments. For each reference financial year, this strategy allows fixed amounts of USD at strike price level to be bought whenever the EUR/USD exchange rate is lower than the strike price (in a scenario where USD is strengthening); at

the same time, in contrast to what would normally happen with forward transactions, this strategy means that advantage can be taken of any weakening of the American currency during the interval between the strike price and knock-in one. The latter price level is positioned at a suitably high EUR/USD exchange rate (with the least likelihood of being reached). If at any time during the six-month observation period (knock-in period), the "barrier" is triggered, dollars have to be bought for the relative option period at the strike price.

Of the USD 48,000,000.00 cover brought, at 30/06/05 USD 46,500,000.00 were still in existence. Options expiring in September 2005 were restructured towards the end of 2004, widening the "neutral corridor" (strike - knock in): knock-in is 1.4050, while strike price is 1.1650. During the first part of 2005, also transactions with foreign currency 2006 were changed to bring the knock-in price to 1.3500 and strike price to 1.1842. For all other transactions, the knock-in and strike prices of the initial deals closed remain in effect (1.3000 and 1.2138 respectively). The current positioning is in line with the view of a US dollar that will be comparatively strong over the next few years.

Since requirements under IAS 39, paragraph 71 and subsequent, are not applicable to the derivatives in question, hedge accounting was not adopted; thus, at 30/06/05, their value was updated to the mark-to-market value (€/000 1,194 against €/000 3,302 as of December 31, 2004), recognising the difference in the financial area of the income statement.

Short-term loans (22)
€/000 2,334 (€/000 3,322 as of 31.12.2004) refer to PCC Giochi e Servizi for the loan with Efibanca, and finance lease transactions relating to the companies Totobit S.p.A. and PCC Giochi e Servizi. Specifically, the loan received from Efibanca S.p.A., to the benefit of PCC Giochi e Servizi, had the following characteristics:

- initial debt: €/000 705.
- residual debt as of 30/06/05: €/000 162.
- 3% interest rate for soft loans, completely offset by the contribution on account of interest (in fact, it is a soft loan pursuant to Law No. 64/86).

The loan regarding leasing transactions can be can be split as follows:

- within 12 months for €/000 818;
- beyond 12 months and within 5 years for €/000 1354.

Short-term portion of long-term loans (23)
€/000 9,042 (€/000 473 as of 31.12.2004) represents the share accrued to the period for interest on the debenture loan.

Other current liabilities (24)
These total €/000 163,308 (€/000 233,494 as of 31.12.2004).

Total Other (current) liabilities *(thousands of euros)*	30.06.2005	31.12.2004	change
Payables to social security institutions due within 12 months	2,395	2,441	-46
(Financial) Payables to parent companies	4,784	19,245	-14,461
Other financial payables	175	709	-534
Payables to personnel	8,360	9,619	-1,259
Payables to Monopolies	52,834	106,143	-53,309
Payables to bet collection points/telephone operators	88,129	88,109	20
Other payables	6,631	7,228	-597
Total	163,308	233,494	-70,186

Below are the most significant items:
Payables to Social Security Institutions: €/000 2,395 (€/000 2,441 as of 31.12.2004). This item relates to payables to social security institutions for withholdings charged to the Companies with regard to wages and salaries paid in June 2005.

Payables to parent companies: €/000 4,784 (€/000 19,245 as of 31.12.04). The balance of this item relates to the Group VAT. Take note the decrease, equal to €/000 14,461, regarded *Ires* (*Imposta sul Reddito delle Società*, Corporate Income Tax) paid to the parent company during the first months of the year. Due to joining the National Fiscal Consolidation, at 31.12.2004, the Company reported a payable for Ires under this item. On the other hand, at 30.06.2005, provision for taxes payable over the period has been allocated as a specific entry under provision for risks and charges.

Payables to personnel: €/000 8,360 (€/000 9,619 as of 31.12.04). These include the salaries due and payable to Company employees.

Payables to bet collection points/telephone operators: €/000 88,129 (€/000 88,109 as of 31.12.04). These refer to the amounts due to bet collection points/telephone operators for collection services rendered by the companies LIS and Lottomatica. Specifically, the payable ascribable to LIS (€/000 87,338) was virtually entirely a payable for amounts to be paid to telephone operators in relation to contractual dynamics concerning collection of receipts from bet collection points during the month of June.

Payables to monopolies: €/000 52,834 (€/000 106,143 as of December 31, 2004). The amount in question is almost totally ascribable to a payable due to *AAMS* for instant and traditional lottery tickets sold during the period, which is monthly reported by the 12th of each following month. The significant reduction compared to figures as of December 31, 2004, should be viewed in the light of the collection from the Italia Lottery that are concentrated in the last few months of the year and which are paid over to *AAMS* during the first weeks of January of the following year.

Payables for taxation (25)
Below is the breakdown with change compared to the previous financial year.

Payables for taxation *(thousands of euros)*	30.06.2005	31.12.2004	change
Irpef tax payables	1,943	1,638	305
VAT tax payables	503	112	391
Tax payables to Tax Office	0	6	-6
Irap/Ires tax payables	386	9,184	-8,798
Other tax payables	3,398	2,406	992
Total	6,230	13,346	-7,116

Tax payables, equal to €/000 6,230 (€/000 13,346 as of December 31, 2004) include payables for the *IRPEF (Imposta sul Reddito delle Persone Fisiche*, Personal Income Tax) withholding taxes withheld by the Group from the remuneration of employees and consultants for June 2005, as well as V.A.T. payables.
The reduction of tax payables for Irap/Ires for €/000 8,798 comes from allocating to the provision for taxes the expected tax burden for the period.

Short-term portion of long-term provisions (26)
These entirely include expected taxes for the period (€/000 41,847 as of June 30, 2005, and a balance equal to €/000 0 as of December 31, 2004).

Liabilities held for sale or discontinuing operations (27)
There are no liabilities held for sale.

NOTES TO THE CONSOLIDATED INCOME STATEMENT

REVENUES (28)

These amount to €/000 312,912 (€/000 317,802 as of 30.06.2004) and show a drop of €/000 4,890 compared to the same period of the previous year.
Specifically:

Revenues from sales and services *(thousands of euros)*	1st half of 2005	1st half of 2004	change
Lotto Game	252,557	285,117	-32,560
Tris	1,668	486	1,182
LIS network - top-ups	13,338	11,430	1,908
Totobit network - top-ups	6,233	4,175	2,058
Sport Ticketing	2,018	1,723	295
Car road tax	5,115	5,309	-194
Rai television licence	606	583	23
Municipal Services	203	179	24
Unified Taxes	313	262	51
Betting Pools	3,542	4,692	-1,150
National Lotteries	21,589	1,119	20,470
Bets	1,017	1,094	-77
Videolotteries	2,815	=	2,815
PCC GS S.p.A.	837	965	-128
Others	1,061	668	393
Total	**312,912**	**317,802**	**-4,890**

In preparing the income statement, according to IAS 18 (revenue recognition), the Group has reported revenues for telephone top-ups net of costs both for the subsidiary LIS and for the Totobit group. This decision was based on the fact that the Company during the transaction only accrues the margin resulting from the difference between retail price and the nominal cost of the card.
Revenues of RTI Videolot have been treated in a similar way, pursuant to the concession and subsequent ministerial provisions, the latter being the owner of revenues from collection net of unified state tax (*PREU, Prelievo Erariale Unico*) and the winnings paid out, and thus gross of payment due to operators and retailers.

As far as the revenue trend and changes compared to previous period are concerned, reference is made to the Management Report.

Other earnings and proceeds (29)

These amount to €/000 4,559 (€/000 4,249 as of 30.06.2004), showing an increase of €/000 310, as shown in the table below:

Other Revenues *(thousands of euros)*	1st half of 2005	1st half of 2004	change
Contingent assets	1,742	752	990
Operating grants	987	2,891	-1,904
Others	1,830	606	1,224
Total	**4,559**	**4,249**	**310**

"*Other earnings and proceeds*" mainly refers to operating grants of Consorzio Lotterie Nazionali and updating of estimates for previous provisions (expressed under "Contingent assets").

Capitalisation of internal construction costs and consumables (30)
These amount to €/000 59 (€/000 1,179 as of June 30, 2004) and mainly refer to Lottomatica Italia Servizi.

Change in inventories (31)
This amounts to €/000 258 (€/000 -57 as of 30.06.2004) and mainly refers to PCC Giochi e Servizi.

Raw materials and consumables used (32)
These amount to €/000 14,706 (€/000 12,724 as of 30.06.2004) and are broken down as follows:

Raw materials *(thousands of euros)*	1st half of 2005	1st half of 2004	change
Paper supports	8,756	9,309	-553
EDP materials and consumption	1,190	2,427	-1,237
Lottery tickets	4,627	244	4,383
Others	133	744	-611
Total	**14,706**	**12,724**	**1,982**

The increase in the cost of instant and traditional lottery tickets has been affected by the start-up of Consorzio Lotterie Nazionali collection activities that commenced in June 2004.

Services (33)
These amount to €/000 88,038 (€/000 99,850 as of 30.06.2004) and are broken down as follows:

Costs for services *(thousands of euros)*	1st half of 2005	1st half of 2004	change
Network management	20,601	30,970	-10,369
Maintenance	8,977	14,812	-5,835
Office costs	3,885	3,383	502
Assistance for bet collection points	11,860	10,096	1,764
Research ad advertising	20,189	14,714	5,475
Consultancy	12,672	8,706	3,966
Corporate bodies	908	940	-32
Top-ups and tickets	3,670	3,064	606
Banking costs and services	515	681	-166
Auditing	249	80	169
Other costs for services	3,861	4,093	-232
Non-capitalised costs	651	8,311	-7,660
Total	**88,038**	**99,850**	**-11,812**

These show a decline of €/000 11,812.

The most significant changes concerned:

- network costs for the technological innovation process begun in early 2003 by migrating the data transmission systems to the IP (Internet Protocol) system, with significant savings;
- maintenance costs for renegotiation of existing contracts;
- assistance provided to bet collection points for business development and business volume increase;
- services rendered by third parties largely connected with the implementation of the new activities started during the financial year (national instant and traditional lotteries, entertainment games, new games linked to Totocalcio, etc.).

Costs for personnel (34)
This item shows an increase of €/000 216 and is broken down as follows:

Costs for personnel (thousands of euros)	1st half of 2005	1st half of 2004	change
Wages and Salaries	23,067	23,134	-67
Social security contributions	6,909	6,396	513
Staff severance fund	855	1,254	-399
otehr costs	3,445	3,276	169
Total	**34,276**	**34,060**	**216**

"Wages and Salaries" and *"Social security contributions"* include costs for early retirements (€/000 1,457).
The decrease in *"Staff Severance Fund"* is due to discounting back the provision for this fund.
The other costs for personnel include charges for valuation of stock options (€/000 3,385)
As of June 30, 2005, the Group's employees were 1,045. Below is a breakdown of average number of employees as of June 30, 2005, by category:

Average employees as of June 30, 2005	
Executives	53
Supervisors	108
Office staff	827
Manual workers	57
Total	**1,045**

Amortisation, depreciation and write-downs (35)

These amount to €/000 20,848 (€/000 24,668) and are broken down as follows:

Amortisation of intangible assets (thousands of euros)	1st half of 2005	1st half of 2004	change
Amortisation of patents	2,534	2,128	406
Amortisation of concessions, licences, trademarks and similar rights	505	645	-140
Other Intangible Assets	52	80	-28
Total	**3,091**	**2,853**	**238**

Write-downs (thousands of euros)	1st half of 2005	1st half of 2004	change
Write-down of fixed assets	1,205	0	1,205
Write-down of receivables	606	31	575
Total	**1,811**	**31**	**1,780**

Depreciation of property, plant and equipment (thousands of euros)	1st half of 2005	1st half of 2004	change
Buildings	365	347	18
Plant and machinery	15,336	19,643	-4,307
Industrial and business equipment	41	41	0
Other assets	204	1,753	-1,549
Total	**15,946**	**21,784**	**-5,838**

The reduction of property, plant and equipment depreciation for the item *"plant and machinery"* is essentially attributable to completing the depreciation process of assets linked to the Lotto Game Concession (first generation terminals). These assets, even though they have been completely depreciated, are still part of the production process.
"Write-downs of fixed assets", equal to €/000 1,205, refer to assets that are no longer used by Lottomatica.

"Write-downs of receivables" included in current assets, equal to €/000 606 (€/000 31 as of 30.06.2004) refer to:

- Totobit S.p.A. for €/000 300, covering receivables making up the existing total receivables;
- RTI Videolot for €/000 300, covering receivables from retailers and operators, for paying over collections from entertainment equipment;
- TTS Srl for €/000 6;

Other operational costs (36)

These amount to €/000 11,444 (€/000 19,257 as of 30.06.2004) and relate to:

- *Other operating costs*: €/000 2,186 (€/000 2,763 as of 30.06.2004). The most significant entries cover the sums to be paid to the Tax Authorities (€/000 170) for management economies deriving from the use of the network for activities other than the Lotto Game (Article 9 of the Decree of November 15, 2000, issued by *AAMS*), gifts (€/000 22), the unrecoverable V.A.T. (€/000 753) and the other indirect taxes for the financial year.
- *Leases and rentals*: these amount to €/000 7,433 (€/000 5,365 as of 30.06.2004) and relate to leases, rentals (cars and equipment) and royalties.
- *Provisions for risks*: €/000 1,005 (€/000 11,129 as of 30.06.2004) mainly refer to provisions allocated by Lottomatica in its capacity as representative of the Temporary Business Combine for *collecting receipts from legal games;*
- *Other provisions*: €/000 820 (€/000 0 as of 30.06.2004) essentially relate to provisions allocated by Lottomatica for prize competitions (€/000 518).

Financial charges (income) (37)

As of June 30, 2005, financial management shows a negative balance of financial charges for €/000 4,697 (charges for €/000 8,228 as of June 30, 2004), broken down as follows:

Financial income (charges) *(thousands of euros)*	1st half of 2005	1st half of 2004	change
+) Financial Income	**5,086**	**2,058**	**3,028**
Bank interest	2,902	2,013	889
Interest income - Loan		0	0
Foreign exchange gains	2	8	-6
Discounting back receivables	64	23	41
Other financial income	2,118	14	2,104
-) Financial Charges	**-9,783**	**-10,286**	**503**
Bank interest	-127	-627	500
Interest expense - Bond	-8,569	-8,905	336
Foreign exchange losses	-606	-74	-532
Other financial charges	-481	-680	199
Total	**-4,697**	**-8,228**	**3,531**

The other financial charges refer to the mark-to-market valuation of derivative financial instruments. For an in-depth analysis, reference is made to the relevant paragraph above.

Under financial charges, the most significant item (€/000 8,569) refers to interest expense accrued on the debenture loan.
Foreign exchange losses (€/000 606) essentially refer to Consorzio Lotterie Nazionali in relation to the strengthening of the dollar compared to the exchange rate.
"Other financial charges" also include the financial component of leasing payments (€/000 62).

Adjustments to financial assets (38)
These amount to €/000 -35 and refer to the loss from the sale of the company Triplet, transferred to the parent company DeAgostini in May 2005.

Income taxes for the period (40)
The estimated tax charge as of June 30, 2005, amounts to €/000 41,973 for current taxes, €/000 9,300 for deferred tax liabilities and €/000 6,402 for deferred tax assets.
Below is the breakdown:

Income taxes for the period *(thousands of euros)*	30/06/05
IRES	35,259
IRAP	6,714
Deferred tax assets	6,402
Deferred tax liabilities	9,300
Income taxes for the period	57,675

RECONCILIATION BETWEEN ORDINARY TAX RATE AND IRAP/IRES EFFECTIVE TAX RATE

	2005 Half-year Report	Tax rate
Applicable ordinary tax rate	33.00%	
Profit before taxes	143,744	
Theoretical tax burden	47,436	33.00%
Increases		
Performance bonus and MBO	3,053	
Contingent liabilities	821	
Dividends	373	
Write-down of equity investments	35	
Early retirement	1,000	
Provisions	1,980	
Free gifts	18	
Other increases	5,049	
Performance bonus and MBO	(5,730)	
Amortisation of fiscal deficit	(2,817)	
Goodwill	(4,866)	
Other decreases	(3,989)	
Write-down of equity investments	(2,188)	
Ias adjustments not applicable to Ires	(29,639)	
Taxable income	106,844	
CURRENT IRES	35,259	24.53%

	2005 Half-year Report	Tax rate
Applicable ordinary tax rate		4.25%
Difference between production value and costs	148,476	
Theoretical tax burden	6,310	4.25%
write-downs	2,159	
deductible costs for Irap purposes	(3,446)	
costs for personnel	29,351	
non-deductible costs for Irap purposes	6,778	
non-deductible revenues for Irap purposes	(1,000)	
Irap deductions	(72)	
Ias adjustments not applicable to Irap	(19,273)	
Total	157,973	
CURRENT IRAP	6,714	4.52%

Net profit for the period
Consolidated net income as of June 30, 2005, amounts to €/000 84,970 (€/000 72,910 as of 30.06.2004) of which €/000 1,099 (€/000 -462 as of 30.06.2004) is attributable to minority interests.

Diluted earnings per share (41)
Basic earnings per share have been calculated by dividing net profit for the period attributable to the Group by the weighted average number of ordinary shares outstanding over the period.
Diluted earnings per share have been calculated by dividing net profit for the period attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding over the period, adjusted to take in to account the options' dilutive effects.
Below is a breakdown of income and information on shares for the purpose of calculating basic and diluted earnings per share at June 30, 2005.

Basic earnings per share	*Ist half of 2004*	*Ist half of 2005*
Net profit	72,910	84,970
Average weighted number of outstanding ordinary shares (000)	88,809	88,983
Basic earnings per share	**0.82**	**0.95**

Diluted earnings per share	*Ist half of 2004*	*Ist half of 2005*
Net profit	72,910	84,970
Average weighted number of outstanding ordinary shares (000)	88,809	88,983
Number of options	134	594
Diluted earnings per share	**0.82**	**0.95**

RELATIONS WITH RELATED PARTIES

Below are the economic effects and property relations with related parties of the Lottomatica Group as of 30.06.2005.

All transactions effected with related parties, including inter-group transactions, fall under ordinary business activities and are regulated by market conditions or based on specific regulatory provisions; no atypical and/or unusual transactions are noted.

Specially, it should be noted that the Lottomatica S.p.A. Group is engaged, together with the parent company De Agostini S.p.A., in services for charging costs regarding the Board of Directors. The relations with ISIM, a Toro Group company, refer to the lease of the premises where the Lottomatica Group has its headquarters.

Finally, the Lottomatica Group, as a consolidated company, has joined the National Fiscal Consolidation for the De Agostini S.p.A. Group Companies starting from 2004.

RELATED PARTIES - MAIN ECONOMIC ITEMS as of 30.06.2005

thousands of euros	Indirect parent, subsidiary and associated companies	Type of transaction
Costs for services	209	Relations with De Agostini S.p.A.
Leases and rentals	1,350	Relations with ISIM S.p.A.

RELATED PARTIES - MAIN FINANCIAL ITEMS as of 30.06.2005

thousands of euros	Indirect parent, subsidiary and associated companies	Type of transaction
Receivables	68	Relations with NewGames S.p.A. (former Triplet S.p.A.)
Receivables	5,770	Relations with De Agostini S.p.A. (*IRES* tax receivable - transferor Lottomatica S.p.A.)
Receivables	1,517	Relations with De Agostini S.p.A. (*IRES* receivable - transferor Lottomatica Italia Servizi S.p.A.)
Receivables	457	Relations with De Agostini S.p.A. (VAT credit - transferor Lottomatica Italia Servizi S.p.A.)
Receivables	24	Relations with De Agostini S.p.A. (*IRES* receivable - transferor Totobit S.p.A.)
Receivables	119	Relations with De Agostini S.p.A. (VAT credit - transferor Totobit S.p.A.)
Payables	317	Relations with De Agostini S.p.A.
Payables	1,572	Relations with DeA Factor S.p.A.
Payables	4,309	Relations with De Agostini S.p.A. (VAT debt - transferor Lottomatica S.p.A.)
Payables	329	Relations with De Agostini S.p.A. (VAT debt - transferor Lottomatica Sistemi S.p.A.)
Payables	147	Relations with De Agostini S.p.A. (VAT debt - transferor Lottomatica Italia Servizi S.p.A.)

BENEFITS TO MANAGEMENT WITH STRATEGIC RESPONSIBILITIES

First and last name	Position	Term of office	Expiration of office	Short-term compensation (euro)	Benefits due after termination of the employment relationship (euro)
Antonio Belloni	Board Member	12-Apr-05	2007 Financial Statements	25,000	
Rosario Bifulco	Chairman	12-Apr-05	2007 Financial Statements	362,000	5,799
Rosario Bifulco	Managing Director	12-Apr-05	2007 Financial Statements	260,379	
Rosario Bifulco	Board Member	12-Apr-05	2007 Financial Statements	46,161	
Paolo Ainio	Board Member	12-Apr-05	2007 Financial Statements	32,500	
Sergio Baronci	Board Member	12-Apr-05	August 2005	15,000	
Marco Boroli	Board Member	12-Apr-05	2007 Financial Statements	15,000	
Pietro Boroli	Board Member	12-Apr-05	2007 Financial Statements	15,000	
Sabino Cassese	Board Member	12-Apr-05	2007 Financial Statements	15,000	
Pier Luigi Celli	Board Member	12-Apr-05	2007 Financial Statements	30,000	
Paolo Ceretti	Board Member	12-Apr-05	2007 Financial Statements	35,000	
Marco Drago	Board Member	12-Apr-05	2007 Financial Statements	25,000	
Roberto Drago	Board Member	12-Apr-05	2007 Financial Statements	15,000	
Pellicioli Lorenzo	Board Member	12-Apr-05	2007 Financial Statements	32,500	
Marco Sala	General Manager	12-Apr-05	2007 Financial Statements	14,843	10,170
Severino Salvemini	Board Member	12-Apr-05	2007 Financial Statements	35,000	
Antonio Tazartes	Board Member	12-Apr-05	2007 Financial Statements	25,000	
Francesco Martinelli	Chairman of the Board of Statutory Auditors	12-Apr-05	2007 Financial Statements	Minimum professional fee	
Colombo Paolo Andre	Regular Auditor	12-Apr-05	2007 Financial Statements	Minimum professional fee	
Angelo Gaviani	Regular Auditor	12-Apr-05	2007 Financial Statements	Minimum professional fee	
Giulio Gasloli	Substitute Auditor	12-Apr-05	2007 Financial Statements		
Marco Sguazzini Viscontini	Substitute Auditor	12-Apr-05	2007 Financial Statements		

OTHER INFORMATION

STOCK OPTION PLAN

2003 – 2008 Plans

The Shareholders' Meeting of April 14, 2003, resolved on an increase of the share capital through payment of funds up to a maximum of € 5,652,377 through the issue over one or more occasions of a maximum of 5,652,377 ordinary shares with a par value of € 1 each, serving stock option plans available to employees of the Company and/or its subsidiaries as well as to the Company's executive directors.

STOCK OPTION PLANS OUTSTANDING AT JUNE 30, 2005

	Options outstanding at the beginning of the period		Options cancelled over the period		Options exercised over the period		Options outstanding at period-end		Options exercisable at period-end
	No. of options	Weighted average exercise price (euro)	No. of options	Weighted average exercise price (euro)	No. of options	Weighted average exercise price (euro)	No. of options	Average maturity (years)	No. of options
2003-2005 Plan - Chairman (Antonio Belloni)	531,000	14.63	220,333	14.63	70,000	26.21	240,667		240,667
2003-2005 Plan - Managing Director (Rosario Bifulco)	2,026,000	14.63					2,026,000	Within 30 days as of the approval of the financial statements (2005/2007)	
2003-2005 Plan - General Manager (Marco Sala)	1,012,000	14.63					1,012,000	Within 30 days as of the approval of the financial statements (2005/2007)	
2003-2005 Plan - Executives	847,300	14.63	20,800	14.63			826,500		
2004-2005 Plan - Executives	245,675	18.338	22,500	18.338			223,175		
Total	4,461,975	76.858	263,633	47.598	70,000	26.21	4,128,342	0	240,667

Stock option plans were valued according to the Black-Scholes option pricing model.
Below is the statement summarising the assumptions relating to the determination of the stock option plans' fair value:

	Chairman 2003-2005	MD/GM/JointGM 2003-2005	Executives Plan 2003-2005	Executives Plan 2004-2005
No. of options assigned	660,999	3,038,000	825,000	245,675
Average market price at the date of assignment	15.38	15.38	15.38	18.63
Prezzo medio di esercizio	14.63	14.63	14.63	18.34
Option period (residual years)	1	1	1	1
Free risk rate	2.15%/2.56%	2.6%	2.56%/3.08%	3.14%/3.44%

INFORMATION BY SEGMENT

SEGMENT REPORTING (thousands of euros)	GAMES		SERVICES		UNALLOCATED ITEMS		CONSOLIDATED ACCOUNTS	
	30.06.2004	30.06.2005	30.06.2004	30.06.2005	30.06.2004	30.06.2005	30.06.2004	30.06.2005
Revenues from third-party customers	295,207	286,475	25,235	28,281	2,731	2,881	323,173	317,637
Intercompany revenues		0		29		122	0	151
Total Revenues	295,207	286,475	25,235	28,310	2,731	3,003	323,173	317,788
Other costs related to the segment result	119,890	113,267	11,923	11,715	23,448	21,658	155,261	146,640
EBITDA	**175,317**	**173,208**	**13,312**	**16,595**	**-20,717**	**-18,655**	**167,912**	**171,148**
Amortisation, depreciation and write-downs	19,776	16,290	1,964	1,913	2,929	2,644	24,668	20,847
Other Provisions	9,416	1,825	600		613	0	10,629	1,825
Write-down from impairment		0		0		0		0
Operating Profit	**146,125**	**155,093**	**10,748**	**14,682**	**-24,258**	**-21,299**	**132,615**	**148,476**
Financial income (charges)							-8,228	-4,697
Value adjustment to financial assets							0	-35
Taxes							-51,939	-57,675
Profit (loss) for the period							**72,448**	**86,069**
Profits/Losses from companies valued at equity		0		0		0		0
Costs for operating investments	4,750	4,531	2,870	2,772	6,396	6,782	14,016	14,085
Investments valued at equity		0		0		0		0
Total segment assets	571,266	572,483	292,927	294,109	171,231	171,947	1,035,424	1,038,538
Total segment liabilities	57,385	60,517	145,036	153,556	536,878	568,623	739,299	782,696
Capital invested in Property, Plant and Equipment and Intangible Assets		373,915		167,082		25,833	571,510	566,829

The identification of segments within the Lottomatica Group has been carried out taking into account the nature of the business activities. Specifically, the segments are games and services, whose operations are entirely carried out in Italy. Take note that Games also includes operations relating to the Lotto Game, instant and traditional lotteries and entertainment games. Instead, Services includes citizen services, telephone top-ups and bill payment services.

Specific allocation parameters have been identified for assets/liabilities and costs that are not clearly attributable to the single segments. Assets/liabilities and costs that are not attributable using the aforesaid parameters have been shown in a separate column under "unallocated items".

LIST OF SUBSIDIARIES INCLUDED IN THE CONSOLIDATION AREA

List of Companies included in the Consolidation area as of 30.06.2005

Company name	Activities	HQ	Share capital	Currency	% ownership	Shareholder
Lottomatica S.p.A.	State licensee to manage Lotto and other games	Rome	89,009	*(thousands of euros)*		
Lottomatica Italia Servizi S.p.A	Citizen services	Rome	2,582	*(thousands of euros)*	92.5%	Lottomatica S.p.A.
Lottomatica Sistemi S.p.A.	*Centri Elaborazione di zona*	Rome	5,165	*(thousands of euros)*	100%	Lottomatica S.p.A.
PCC Giochi e servizi S.p.A.	Special paper products	TITO (PZ)	21,000	*(thousands of euros)*	100%	Lottomatica Sistemi S.p.A.
Cirmatica Gaming S.A.	Financial investments	Barcelona	54,156	*(thousands of euros)*	100%	Lottomatica S.p.A.
Consorzio Giochi Sportivi	Betting pool management and operations	Rome	100	*(thousands of euros)*	85%	Lottomatica S.p.A. /Totobit S.p.A.
Consorzio Lotterie Nazionali	National lotteries	Rome	16,000	*(thousands of euros)*	63%	Lottomatica S.p.A.
Totobit Informtica S.p.A.	On-line services for citizens	Milan	3,043	*(thousands of euros)*	100%	Lottomatica Italia Servizi S.p.A.
TTS Srl	Software development and production	Milan	100	*(thousands of euros)*	100%	Totobit S.p.A.
Videolot Gestione	Videolotteries management	Rome	120	*(thousands of euros)*	100%	Lottomatica S.p.A.
RTI Videolo S.p.A.	Entertainment equipment management	Rome	120	*(thousands of euros)*	100%	Lottomatica S.p.A.
Sed Multitel S.p.A.	Technological support for remote services	Milan	800	*(thousands of euros)*	60.0%	Totobit S.p.A. / Lottomatica S.p.A.
LIS Finanziaria S.p.A.	Financial services management	Milan	1,000	*(thousands of euros)*	100%	Totobit S.p.A.
Lottomatica Argentina S.A.	non-operating	Buenos Aires	12,000	USD	100%	Lottomatica S.p.A.
Lottolatino do Brasil S.A.	non-operating	San Paolo	1,000	Reais	100%	Lottomatica S.p.A.

RECEIPTS AND PAYMENTS (PRESIDENTIAL DECREE No. 560 dated 16.09.1996).

The administration of receipts and payments by the Parent Company, under the powers granted by the above mentioned Presidential Decree No. 560, is discussed below.

This item, equal to €/000 139,909, is made up as follows:

Receivables
These total €/000 6,583 for the receivable due from the operators of bet collection points in relation to sums collected by them, net of winnings and their commissions.
Cash and cash equivalents
These amount to €/000 133,326 and reflect the administered receipts held on bank and postal accounts as of June 30, 2005.

Payables
These are made up of:
- €/000 113,517 in profits due to the Tax Authorities as of June 30, 2005;
- €/000 11,636 due to the Ministry of Finance's pension fund;
- €/000 209 in amounts to be paid over to the Tax Authorities, equal to the interest income accrued on the specific bank account used for the administration of receipts and payments, net of tax charges and related expenses;
- €/000 5,605 for the payable to the licensee, of which €/000 1,146 for the premium on the last drawing and €/000 416 for the Sarabet payment erroneously charged by Banca Intesa S.p.A.;
- €/000 1 not yet paid to telephone operators;
- €/000 8,941 in winnings not paid as of June 30, 2005.

RECEIPTS AND PAYMENTS FOR THE TOTOCALCIO GAME
Assets: these relate to the administration of the specific current account required by Article 2 of the instructions issued by the Director General of *AAMS* dated July 9, 2003. The balance as of June 30, 2005, €/000 707, reflects the amounts collected in the last part of the period that have not yet been withdrawn by *AAMS*.
Liabilities: The balance as of June 30, 2005, €/000 707, reflects the administration of amounts collected that have not yet been paid over to *AAMS*.

COMMITMENTS

As of June 30, 2005, the Group recognises outstanding commitments totalling €/000 228,972 including *guarantees* of €/000 223,808 and *other commitments* of €/000 5,164.
The most significant items relate to:

- the guarantees given by Lottomatica S.p.A. and Lottomatica Italia Servizi S.p.A. in favour of the Revenues Office regarding the credits utilised under Group V.A.T. arrangements (€/000 22,758);
- the guarantees given to the telephone companies (Tim, Omnitel and Wind), regarding the obligations undertaken by Lottomatica Italia Servizi S.p.A. under the contracts for automatic top-up services (€/000 74,232);
- the guarantee given on behalf of Consorzio Lotterie Nazionali by Lottomatica S.p.A. in favour of *AAMS* regarding all obligations deriving from the agreement as set out under Article 10 of the Licence dated October 14, 2003 (€/000 25,841) and for the payment of the tax revenue (€/000 10,000);
- the guarantee given by Efibanca in favour of the Ministry of Finance regarding the obligations undertaken by Lottomatica S.p.A. to operate the Lotto Game concession (€/000 9,456);
- the guarantee given by Consorzio Giochi Sportivi in favour of *AAMS* for all obligations inherent to the game (€/000 15,000);
- the guarantees given by Lottomatica S.p.A. regarding contractual obligations for Formula 101 (€/000 15,494) and other promotional initiatives (€/000 4,299);
- the guarantees given by Lottomatica S.p.A. for leases (€/000 1,150);
- the guarantees given by Lottomatica S.p.A. in favour of Sogei regarding horse-racing events (€/000 496).

DATASIEL- SISTEMI TECNOLOGIE DI INFORMATICA S.p.A. Arbitration

On April 22, 2003, the company Datasiel-Sistemi Tecnologie di Informatica S.p.A. initiated an arbitration proceeding against Lottomatica to verify that the expiry date for the contract entered into between said company and Lottomatica, concerning the service of operating the *Centro di Elaborazione di Zona (CEZ)* for Genoa, was established as at least April 17, 2012. Lottomatica contested this claim and required for the expiry of the contract to be ascertained.

On October 10, 2003, Lottomatica filed a counterclaim for violation of the contractual guarantee of competitive fees charged by Datasiel, asking to be refunded the greater amount paid to Datasiel for the services rendered. The attempt to settle the dispute was declared unsuccessful on November 10, 2003. On February 23, 2004, the Chairman of the Arbitration Board accepted a request by Lottomatica aimed at determining the amount for the counterclaim, and appointed the *CTU*[1]. In a decree dated March 29, 2004, the Chairman of the Arbitration Board determined the requests to be submitted to the *CTU* largely repeating those formulated by Lottomatica. The *CTU* was delegated the tasks of verifying whether the contractually determined costs to Lottomatica may be considered competitive compared to those practiced on the national and international market for similar services, and thus whether they may be considered justified in relation to the services offered by Datasiel, considering the amount and quality of the services rendered; as well as, verifying whether the consideration was determined, over the various years the contract was in force, based on a cost-services ratio to be calculated in accordance with the terms of the contract.
Operations were concluded on July 2, 2004. The Arbitration Board, accepting the petition formulated by the counsel to Lottomatica, allowed the parties to formulate their own remarks and counter-deductions regarding the *CTU* and decided to extend the deadline for filing award by 180 days, granting the parties until September 20 to file their preliminary investigation briefs and until October 5 to file statements of defence. The Board of Arbitrators then granted the parties until November 8, 2004, to define their questions, November 30, 2004, to specify the conclusions and December 13, 2004, for replies.

By an award issued on July 26, 2005, the Arbitration Board:
- ascertained the validity and effectiveness of the contract entered into between the parties, as well as the non-compliance by Lottomatica with the obligations undertaken under the contract, declaring Lottomatica itself to be bound to comply with the abovementioned contract and to pay Datasiel the total amount of € 2,500,000 by way of compensation for damages due to non-compliance;
- ascertained the breach by Datasiel of the guarantee obligation correlated to the non-competition clause under the abovementioned contract, and ordered Datasiel itself to pay Lottomatica the total amount of € 2,100,000.

Arbitration costs have been fully settled.
The award issued exposes Lottomatica to the risk of being required to pay Datasiel further damages, since the compliance with the contract is no longer topical nor possible. Then Lottomatica is considering, together with its counsel, the opportunity to challenge the award before the competent Civil Court of Appeals.

[1] [*Consulenza Tecnica d'Ufficio* = Court-appointed Expert].

TICKET ONE S.p.A. litigation

On August 12, 2003, the company Ticket One S.p.A., active in the services industry and ticketing in particular, filed an appeal with the *TAR* [*Tribunale Amministrativo Regionale*, Regional Administrative Court] of the Lazio Region aimed at verifying, *inter alia*, Lottomatica's obligation to make its own network available to third parties at the same conditions offered to its subsidiary Lottomatica Italia Servizi S.p.A..
Prior to notification of the aforementioned petition, the company Ticket One had formulated out of court its own petition to access the Lottomatica network, in a note dated March 12, 2003. Lottomatica acknowledged the above mentioned note of Ticket One and rejected the requests submitted by it.
On December 3, 2003, Ticket One also served a writ of summons before a civil court (Civil Court of Rome) which essentially repeated the same claims submitted to the administrative court. Ticket One also asked to be reimbursed, for alleged unfair competition, an amount of € 10 million for illegitimate use of the network by Lottomatica and LIS, in addition to a ruling prohibiting the company from performing any further act of unfair competition, and, alternatively, to have the network available.
Lottomatica and LIS appeared according to a formal procedure in both proceedings, and, given the fact that Ticket One had submitted the same claims before two different courts, filed an appeal for a preliminary proceeding to determine jurisdiction before the Joint Divisions of the Court of Cassation, asking that the proceedings themselves be suspended.
At the hearing on June 24, 2004, the *TAR* of the Lazio Region accepted the request filed by Lottomatica and LIS and suspended the proceeding, arranging for the documents to be referred back to the Court of Cassation.
Regarding the civil action, at the hearing on July 14, 2004, the Court reserved ruling on the petition by Lottomatica to suspend the suit, awaiting the outcome of the Preliminary Proceeding to determine Jurisdiction or in any case, alternatively, subject to the settlement of the administrative proceeding. By order of July 28, 2004, the Civil Court of Rome rejected the application filed by Lottomatica and LIS and set down a hearing for December 9, 2004, for the continuation of proceedings. At the hearing of December 9, 2004, the Court gave the Parties 30 days to file briefs containing detailed argumentation or amendment of claims and objections already made and a further period of 30 days for replies pursuant to Article 183, 5 paragraph, of the Italian Code of Civil Procedure. At the hearing on April 6, 2005, the trial was postponed to September 29, 2005, for the obligations set forth in Article 184 of the Italian Code of Civil Procedure.
According to the counsels to Lottomatica and LIS, the claims submitted by Ticket One appear to be groundless.

Antitrust (Lottomatica - Sisal)

On July 16, 2003, the Italian Competition Authority started a proceeding aimed at verifying an alleged understanding between Lottomatica and its competitor SISAL in the gaming sector, and on July 18, 2003, said Authority carried out an inspection of the Lottomatica offices. Lottomatica filed a confidentiality petition for the documents gathered at said offices, which was partly accepted, partly deferred and partly rejected. On June 10, 2004, the Competition Authority carried out another inspection at the Lottomatica offices, during which it gathered additional documentation on which the company asked for a confidentiality petition. On June 14, 2004, the Authority presented Lottomatica with a request for information concerning the market value of the games, as well as the turnover and investments made by Lottomatica in the period 2000-2003. During the proceeding the following persons were heard in addition to the parties Sisal and Lottomatica: FIT, the foreign operator G-TECH, the then Managing Director of the company Formula Giochi and the Associazione di Totoricevitori UTIS and, finally, *AAMS*.

Lottomatica accessed the proceeding records as necessary to verify the content of the previous hearings and all of the available documentation gathered from time to time by the Authority, in order to better assess the elements in the possession of the Authority and adjust its own defensive strategy accordingly.
In a notice dated August 3, 2004, as a result of the documentation gathered and the hearings held, the Authority sent the findings of its preliminary investigation, alleging an understanding between Lottomatica and Sisal. Lottomatica filed the legal brief and on October 13, the final hearing was held.
At its meeting of November 25, 2004, the Competition Authority resolved to close the preliminary investigation fining Lottomatica and Sisal by a sum, pursuant to current regulations, proportionate to their individual turnover, amounting to 8 million Euro and 2.8 million Euro, respectively. The Authority also ordered Lottomatica and Sisal to end their conduct tending to distort competition, requiring them to give notice of the measures taken within 90 days.
Lottomatica challenged the reasonableness of the accusations made against it by the Authority, filing an appeal through its counsels with the *TAR* against the decision, requesting, *inter alia*, the suspension of the above order.
At the hearing on March 2, 2005, the *TAR* rejected the request to suspend payment of the pecuniary sanction and accepted the ancillary request for suspension, given the generic contents of the warning given by the Authority.
The hearing to discuss the merits of the case was scheduled for May 4, 2005.
On March 24, 2005, Stanley International Betting Limited, having served its own appearance *ad opponendum* in the appeals filed by Sisal and Lottomatica, asking that the contested AGCM order be confirmed.
In compliance with the order issued by the *TAR* of the Lazio Region on March 2, 2005, AGCM notified Lottomatica and Sisal of the resolution passed during its own meeting on March 31, 2005.
Lottomatica and Sisal, with additional motivations, challenged the aforementioned resolution by the Authority, once again contesting its generic nature.
By a ruling published on June 15, 2005, the *TAR* of the Lazio Region rejected the appeals and the additional grounds filed by Lottomatica and Sisal. Once the grounds for the decision shall have been notified, Lottomatica reserves the right to file an appeal with the Council of State against the decision made by the *TAR* of the Lazio Region. In any event, and with reservation, Lottomatica has paid the fine and complied with the order to send the notice requested by the Authority in which all operators of the bet collection points were informed that they had the option of associating with other operators for games other than the Lotto Game, lotteries and Scratch and Win lottery. It should be noted that the Authority, at the time of this report, has not as yet notified Lottomatica acknowledging that the order has been duly complied with.

<u>*Videolotteries*</u>

The company SAPAR - Associazione Nazionale Apparecchi per Pubbliche Attrazioni Ricreative - and FM S.r.l. - with reference to the tender called for by *AAMS* in April 2004 to select licensees for the activation and operation of entertainment equipment (videolotteries) - closed in June 2004 with the execution of the licence agreements with the ten operators identified (including Lottomatica Temporary Business Combine) - filed an appeal before the *TAR* of the Lazio Region aimed, *inter alia*, at obtaining the suspension and eventual annulment of the call for tenders.
LOTTOMATICA and the other licensees appeared before the court *ad opponendum*.
With an order on June 9, 2004, the *TAR* of the Lazio Region rejected the suspension request filed by the SAPAR plaintiffs. The suspension and annulment of the tender in question was also requested in a separate petition before the *TAR* of the Lazio Region by a group of videolottery operators.
At the hearing of September 29, 2004, the *TAR* of the Lazio Region rejected this suspension request as well.

This appeal was then combined with that of SAPAR and FM.

By a judgment issued on May 5, 2005, the *TAR* of the Lazio Region rejected the adverse appeals. Therefore, this judgment of May 5, 2005, also relates to this last appeal.
At the date of this report, the deadline for filing an appeal with the Council of State is still pending.

<u>*National instant and traditional lotteries*</u>

LOTTOMATICA, as representative of a Temporary Business Combine under formation, took part in the tender called for by *AMMS* to assign services for managing the national instant and traditional lotteries.
In a note addressed to LOTTOMATICA dated July 30, 2001, the State Monopolies notified that the tender contract had been awarded to the Lottomatica Temporary Business Combine (made up of LOTTOMATICA as well as SCIENTIFIC GAMES, Arianna 2001 S.p.A., Poligrafico Calcografica & Cartevalori S.p.A., EIS, Tecnost Sistemi S.p.A. and Servizi Base 2001 S.p.A.).
The tender documents have been targeted by a number of contestations which can be summarised as follows:
a) appeal filed by SISAL: at the hearing on April 10, 2002, Sisal filed its own waiver of the records of the case, thus causing the appeal to be considered unfounded;
b) appeal filed by the CONSIRIUM Consortium under formation (composed of Autogrill, Gtech Corporation, Oberthur Gaming Technologies and others): the Consortium dismissed its claim at the hearing on June 17, 2003. The appeal was then rejected by the *TAR* of the Lazio Region. The hearing to discuss the merits of the case was held on November 18, 2003, before the Council of State. During the hearing, the Council of State acknowledged the statement submitted by the counsel to Lottomatica regarding the merger by incorporation of Lottomatica into Tyche and the resulting change in company name of the merging company to Lottomatica, and thus declared the dispute suspended pursuant to Article 300 of the Italian Code of Civil Procedure. Only GTECH CORPORATION and OBERTHUR GAMING TECHNOLOGIES s.a.s. served the notice of reinstatement. At the hearing on October 28, 2004, the plaintiff companies asked for the trial to be stricken from the docket;
c) appeal filed by the ESULTALIA Consortium (composed of SNAI, VENTURINI e C. S.p.A., POSTE ITALIANE and ETI); Poste and ETI also jointly took part *ad adiuvandum* in the appeal filed by Snai and Venturini contesting the award on July 30, 2001. At the hearing on May 14, 2003, Poste and ETI asked for the trial to be stricken from the docket. On July 21, 2003, SNAI and VENTURINI notified all subjects involved that it was renouncing its appeal, making it impossible to contest the adjudication following which a proper License Agreement was entered into by the Lottomatica Temporary Business Combine. It should be noted that in December 2002, SNAI, Venturini, Poste and ETI requested *AAMS* to proceed to make the award to them. In a note dated January 21, 2003, *AAMS* replied that it was not in a position to make the award until the outcome of the dispute. This note was then challenged by Snai and Venturini as further grounds added to the previous appeal and by Poste and ETI in a separate appeal. On July 17, 2003, Poste and Eti filed a petition for scheduling a hearing to settle the dispute which, as mentioned, referred to the deed of January 21, 2003, in which *AAMS* refused to assign the tender to Esultalia Consortium. Furthermore, on July 25, 2003, Poste and Eti asked the State Monopolies not to rule until the administrative court had issued its judgment.

According to the counsels to Lottomatica, the appeal by Poste and Eti cannot have any effect on the assignment in favour of the Lottomatica Temporary Business Combine, which has since been confirmed and cannot be challenged, also taking into account the waiver of the main appeal by Snai

and Venturini. Indeed, Poste and Eti appeal is directed against the note by *AAMS* dated January 21, 2003, stating that it will not make an assignment and not against the assignment.
Again according to the counsels to Lottomatica, the request by Poste and Eti thus proceeds in a direction diametrically opposed to the outcome of the appeal - thus not to further defer assignment - and therefore the separate appeal by Poste and ETI can only be resolved by dismissal for lack of merit. Moreover, as confirmed by the counsels to Lottomatica, the deadline has passed for Poste and Eti to contest the confirmation of the assignment in favour of the Lottomatica Temporary Business Combine by *AAMS*, thus causing them to lose interest.

Lottomatica / AAMS Arbitration

Lottomatica, by availing itself of the arbitration clause provided for by Article 30 of the Licence, filed a request for arbitration notifying the counterpart of its will to refer the settlement of the dispute arisen between the parties as to the interpretation and performance of the concession referred to in the Ministerial Decree of March 17,1993, to an arbitration board. Lottomatica asked for the Board to ascertain and declare that the initial date for the enforcement of the Lotto Game licence granted to it by the Ministerial Decree of March 17, 1993, as amended, is June 8, 1998; accordingly, the licence's final deadline is June 8, 2016 (the date when the Permanent Representation of Italy to the European Union of Brussels notified that the infringement procedure No. 91/0619, "Automated Lotto Game" initiated by the European Commission before the Court of Justice against the Republic of Italy had been terminated).
It came to such a conclusion by virtue of the fact that the Ministerial Decree of November 8, 1993, provided that the enforceability of the agreement was conditional on the Court of Justice considering the concession clauses not to be contrary to the Treaty provisions. Therefore, as a consequence of the non-retroactivity of the administrative action, the licence would only become effective on June 8, 1998.
Therefore, the Board formed on March 7, 2005, following the application by Lottomatica, declared, by an award issued on August 1, 2005, that the initial date for the enforcement of the Lotto Game licence, granted by the Ministerial Decree of March 17, 1993, as amended and supplemented, is June 8, 1998; accordingly, the relevant final deadline is June 8, 2016.
The Board has deemed the Lotto Game licence to have been completed through a complex and gradual procedure which has lead to the termination of the Community proceedings with the Commission's favourable opinion only years after the first Ministerial Decree; therefore, the theory of *AAMS*, according to which the licence agreement would instead be a condition subsequent, must be disregarded.
The award is not still final, since it may be challenged pursuant to Article 827 of the Italian Code of Civil Procedure.

Interruption of the network service

On June 18, 2005, LOTTO Game wagers collection service was interrupted in an alternate manner, affecting almost all terminals connected to data transmission network managed by BNL-ALBACOM (approximately 14,000 terminals). After reconfiguring the network, during the night between June 18 and 19, 2005, the malfunction was put right and the data transmission lines resumed. *AAMS* calculated that the revenue loss amounted to about 7.5 million Euro and subsequently filed a claim for damages on July 7, 2005. Lottomatica, right from the outset, contested *AAMS'* claim for damages on the basis of a different interpretation of the provisions of the licence agreement. Lottomatica, in fact, holds that *AAMS* is only entitled to claim payment of the penalties provided for under the concession - amongst other things only in the case of "each day of delay" in repairing the malfunction "after the first day following reporting it". Since the fault was repaired during the night

between June 18 and 19, no penalty would be due. However, on the following August 12, LOTTOMATICA paid *AAMS* the amount that the latter was claiming, while contesting the legitimacy of the claim and reserving the right to bring its case before the appropriate authorities. On September 16, 2005, Lottomatica formally asked *AAMS* to return the amount that it had been paid by way of revenue loss within 15 days. Lottomatica further reserved the right, in the event that the amount was not paid back, to initiate the arbitration proceeding provided for under the concession agreement.

In addition, LOTTOMATICA contested the network service malfunction with the provider BNL Multiservizi, reserving the right to apply the contractual penalties and to claim compensation for further damages that were incurred and to terminate the contract. BNL Multiservizi rejected LOTTOMATICA's claims, declaring that it was not liable for the service malfunction. Lottomatica, further, on September 14, 2005, following payment of € 7.5 million to *AAMS*, requested that BNL Multiservizi immediately pay said sum and initiated the arbitration proceeding to ascertain that the contract has been terminated due to breach of contract by the latter.

Sporting games selection tender (former Coni)

The tender launched by *AAMS* on April 16, 2003, to "select operators (providers) to whom to licence the activities and public functions related to betting pools as well as any other games tied to sporting events", closed in June 2003, by entering into the licence agreements with the three selected operators, including the Consortium formed by Lottomatica, together with Totobit Informatica Software e Sistemi S.p.A., Consorzio Totocom - Agenzie on line - and Telcos S.p.A., has been the object of a number of appeals.

In particular, this procedure has been challenged by Coppini Giorgio & Partners S.a.s. (*TAR* of the Lazio Region), by the sole proprietorship Righetti jointly with other plaintiffs (*TAR* of the Lazio Region) and by MP S.a.s (*TAR* of the Sicily Region). At the hearing on July 23, 2003, the *TAR* of the Lazio Region rejected the request for suspension submitted in the appeals filed by the Companies Righetti + others and Coppini & Partners. As to the appeal filed by MP S.a.s., the *TAR* of the Sicily Region, awaiting the judgments to be issued by the *TAR* of the Lazio Region in the other disputes pending for the same purpose, ordered the *sine die* postponement of the hearing to discuss the provisional remedy. In an order on April 1, 2004, the *TAR* of the Sicily Region ordered that the lawsuit be referred back to the *TAR* of the Lazio Region for jurisdiction.
Other proceedings were initiated by the associations of the CTI and CONARI Totoricevitori, as well as by the operator of a bet collection point, Mrs. Marilena Curcio. The aforementioned plaintiffs have filed an extraordinary appeal with the Head of State asking for the annulment of the Decree issued by the Director General of State Monopolies dated April 10, 2003 (Release of permit to sales outlets for betting pools as well as other any games tied to sporting events).
According to the counsels to the Company, these appeals are not only considered non-viable, but also appear to be groundless.

SUBSEQUENT EVENTS

We have set out below the main events subsequent to the period-end:

Antitrust dispute

- By a ruling published on June 15, 2005, the *TAR* of the Lazio Region rejected the appeals and the additional grounds filed by Lottomatica and Sisal. Once the grounds for the decision shall have been notified, Lottomatica reserves the right to file an appeal with the Council of State against the decision made by the *TAR* of the Lazio Region. In any event, and with reservation, Lottomatica has paid the fine and complied with the order to send the notice requested by the Authority in which all operators of the bet collection points were informed that they had the option of associating with other operators for games other than the Lotto Game, lotteries and Scratch and Win lottery. It should be noted that the Authority, at the time of this report, has not as yet notified Lottomatica acknowledging that the order has been duly complied with.

Intermittant service of the Lotto wagers collection

- On June 18, 2005, LOTTO Game wagers collection service was interrupted in an alternate manner, affecting almost all terminals connected to data transmission network managed by BNL-ALBACOM (approximately 14,000 terminals). After reconfiguring the network, during the night between June 18 and 19, 2005, the malfunction was put right and the data transmission lines resumed. *AAMS* calculated that the revenue loss amounted to about 7.5 million Euro and subsequently filed a claim for damages on July 7, 2005. Lottomatica, right from the outset, contested *AAMS'* claim for damages on the basis of a different interpretation of the provisions of the licence agreement. Lottomatica, in fact, holds that *AAMS* is only entitled to claim payment of the penalties provided for under the concession - amongst other things only in the case of "each day of delay", in repairing the malfunction "after the first day following reporting it". Since the fault was repaired during the night between June 18 and 19, no penalty would be due. However, on the following August 12, LOTTOMATICA paid *AAMS* the amount that the latter was claiming, while contesting the legitimacy of the claim and reserving the right to bring its case before the appropriate authorities. On September 16, 2005, Lottomatica formally asked *AAMS* to return the amount that it had been paid by way of revenue loss within 15 days. Lottomatica further reserved the right, in the event that the amount was not paid back, to initiate the arbitration proceeding provided for under the concession agreement.

  In addition, LOTTOMATICA contested the network service malfunction with the provider BNL Multiservizi, reserving the right to apply the contractual penalties and to claim compensation for further damages that were incurred and to terminate the contract. BNL Multiservizi rejected LOTTOMATICA's claims, declaring that it was not liable for the service malfunction. Lottomatica, further, on September 14, 2005, following payment of € 7.5 million to *AAMS*, requested that BNL Multiservizi immediately pay said sum and initiated the arbitration proceeding to ascertain that the contract has been terminated due to breach of contract by the latter.

Merger Plan

- The Board of Directors of NewGames, FinEuroGames and Lottomatica during their respective meetings of July 21, 2005, resolved to go ahead with the merger plan that will involve an exchange follollowing careful evaluation by the Participating Companies in the Merger and their equity, taking into account the nature of the transaction and adopting valuation methods normally used - also internationally - in these cases and for companies operating in the same industry. These resolutions were approved during the shareholders' meetings of NewGames and FinEuroGames

held on September 21, 2005, and the shareholders' meeting of Lottomatica held on September 22, 2005.

Venturini dispute

- On July 26, the contract with the Company Venturini, in the dispute pending for alleged non-compliances of contract, was terminated through a settlement agreement.

Incorporation of Carta LIS

- On September 8, 2005, a joint-stock company was incorporated under he name of "*CARTA LIS S.p.A.*", engaging, as its main corporate purpose, in issuing electronic money through the immediate translation of the funds received, as well as engaging in other activities connected and instrumental permitted by law, pursuant to Articles 114-bis and subsequent, of Legislative Decree No. 385/1993, and related implementing provisions issued by the Bank of Italy, in accordance with the LIS Business Plan.

EFFECTS OF THE APPLICATION OF IAS/IFRS TO THE MAIN FIGURES FOR THE FIRST HALF OF 2004

CONSOLIDATED IAS/IFRS BALANCE SHEET AS OF JUNE 30, 2004

Balance Sheet as of 30.06.2004	ITALIAN ACCOUNTING STANDARDS as of 30.06.2004 IAS/IFRS Formats	Change in Consolidation Area	IAS/IFRS Adjustments and Reclassifications	IAS/IFRS Balances as of 30.06.2004
A) Non-current assets				
Property, plant and equipment	126,422	13	(269)	126,166
Goodwill	418,289	132	26,923	445,344
Intangible Assets	32,173	35	(22,266)	9,942
Investments valued at equity	0	0	0	0
Securities and equity investments held for sale	3,246	(2,826)	0	420
Other assets	340	0	0	340
Deferred tax assets	46,355	48	9,736	56,138
Total non-current assets	626,825	(2,598)	14,123	638,350
B) Current assets				
Inventories	10,917	0	4,622	15,539
Trade receivables and other receivables	67,270	(92)	(185)	66,993
Current financial assets	6,843	495	0	7,338
Other assets	85,405	59	(5,491)	79,973
Receivables for taxation	2,913	0	0	2,913
Cash and cash equivalents	146,118	2,112	(0)	148,230
Assets held for sale or discontinuing operations	76,088	0	0	76,088
Total current assets	395,554	2,575	(1,054)	397,075
TOTAL ASSETS	1,022,379	(24)	13,069	1,035,424
A) Shareholders' equity				
Share capital	88,809	0	0	88,809
Legal Reserve	17,762	0	0	17,762
Share premium reserve	114,308	0	0	114,308
Other reserves	2,602	0	6,192	8,794
Profits and losses carried forward		0	(1,875)	(1,875)
FTA RESERVE		(4)	(7,572)	(7,576)
Net profit	57,902	872	14,136	72,910
Total Group Shareholders' Equity	281,383	868	10,881	293,132
Minority interests				
Capital, reserves and results carried forward	3,722	(18)	(267)	3,437
Profits (losses) for the period	289	(15)	(735)	(462)
Total Minority Interests	4,011	(33)	(1,003)	2,975
B) Non-current liabilities				
Long-term loans	360,229	0	(2,353)	357,876
Staff Severance Fund	6,182	10	96	6,288
Provision for deferred taxes		0	9,337	9,337
Long-term provisions	37,923	20	(21,433)	16,510
Total non-current liabilities	404,334	30	(14,353)	390,011
C) Current liabilities				
Trade payables and other payables	149,570	(754)	(1)	148,815
Derivative instruments marked to market		0	500	500
Short-term loans	10,232	(203)	0	10,029
Short-term portions of long-term loans	9,113	0	0	9,113
Other liabilities	135,866	62	(1,947)	133,980
Payables for taxation	8,032	7	23	8,062
Short-term portion of long-term provisions		0	18,969	18,969
Liabilities associated with assets held for sale or discontinuing operations	19,838	0	0	19,838
Total current liabilities	332,651	(888)	17,544	349,306
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	1,022,379	(23)	13,069	1,035,425

CONSOLIDATED IAS/IFRS INCOME STATEMENT AS OF JUNE 30, 2004

INCOME STATEMENT as of 30.06.2004	ITALIAN ACCOUNTING STANDARDS as of 30.06.2004 IAS/IFRS Formats	IAS/IFRS ADJUSTMENTS	IAS/IFRS RECLASSIFICATIONS	IAS/IFRS Balances as of 30.06.2004
CONTINUING OPERATIONS				
Revenues	611,272	99	(293,569)	317,802
Other revenues	4,049	1,526	(1,326)	4,249
Capitalisation of internal construction costs, materials and consumables	1,403	(224)	0	1,179
Change in inventories	6,533	0	(6,862)	(329)
Totale Revenues	623,257	1,401	(301,757)	322,901
Raw materials and consumables used	162,054	2	(149,604)	12,452
Services	242,266	8,311	(150,727)	99,850
Costs for personnel	26,727	3,673	3,660	34,060
Amortisation, depreciation and write-downs	58,083	(31,181)	(2,234)	24,668
Other operating costs	9,963	(689)	9,983	19,257
Total costs	499,093	(19,885)	(288,922)	190,287
Profit	124,164	21,286	(12,835)	132,615
Financial income (charges)	(7,672)	25	(581)	(8,228)
Adjustments to financial assets	(197)	0	197	0
Share of income (charges) from equity investments in associated companies and JVs valued at equity	0	0	0	0
Income before taxes	*116,295*	*21,311*	*(13,219)*	*124,387*
Income taxes for the period	43,268	7,879	792	51,939
Net profit from continuing operations	73,027	13,432	(14,011)	72,448
Profit from assets held for sale or discontinuing operations		0	0	0
Net profit for the period	73,027	13,432	(14,011)	72,448
Share attributable to minority interests	289	(751)	0	(462)
Share attributable to the Group	72,738		172	72,910
Extraordinary income	2,008	(1,051)	(957)	0
Extraordinary charges	(16,844)	1,875	14,968	0
Adjusted profit (loss)	57,902	15,007	0	72,910

STATEMENT OF RECONCILIATION BETWEEN THE CONSOLIDATED SHAREHOLDERS' EQUITY ACCORDING TO ITALIAN ACCOUNTING STANDARDS AND THE CONSOLIDATED SHAREHOLDERS' EQUITY ACCORDING TO IAS/IFRS AS OF JUNE 30, 2004

	Shareholders' equity as of January 1, 2004	Change in shareholders' equity as of June 30, 2004	Result as of June 30, 2004	Shareholders' equity as of June 30, 2004
Share attributable to the Parent Company and Share attributable to minority interests according to Reclassified ITA Gaap	403,498	227,203	58,191	285,394
Share attributable to Minority Interests according to ITA Gaap	(3,818)	(3,722)	(289)	(4,011)
Share attributable to the Group	399,680	223,481	57,902	281,383
IAS/IFRS Adjustments to the ITA Gaap items				
- Reversal of Goodwill Amortisation	0		26,521	26,521
- Reversal of start-up and expansion costs	(6,960)		(164)	(7,124)
- Reversal of research and development costs	(189)		(3,377)	(3,566)
- Reversal of patents and intellectual property rights	(5,556)		(308)	(5,864)
- Reversal of concessions, licences and trademarks	(98)		0	(98)
- Reversal of fixed assets under development and advances	(395)		0	(395)
- Reversal of other Intangible assets	(1,680)		(4,445)	(6,125)
- Reversal of Intangible Assets Amortisation	0		4,667	4,667
- Discounting-back of receivables	(156)		23	(133)
- Discounting back of the Staff Severance Fund	84		180	264
- Changes in provisions	1,099		865	1,964
- IFRS Adjustments for change in consolidation area	(384)		837	453
- Change in profits (losses) carried forward	(31)	(1,875)	0	(1,875)
- Other adjustments	1,069		700	1,769
- Tax effects	8,262		(8,005)	257
- Share attributable to minority interests	285		751	1,036
IAS/IFRS Share attributable to the Group	395,030			293,133
IAS/IFRS Share attributable to Minority Interests	1,261			2,975
IAS/IFRS Shareholders' Equity	396,291			296,109

IAS/IFRS CASH-FLOW STATEMENT AS OF JUNE 30, 2004

CASH-FLOW STATEMENT *(thousands of euros)*	30.06.2004	Restatement effects IFRS	30.06.2004 IFRS
Net profit before taxes for the period	101,459	22,928	124,387
Adjustments for:			
- Depreciation of Property, Plant and Equipment	23,627	237	23,864
- Amortisation of Intangible Assets	7,449	-4,442	3,007
- (Revaluations) or write-downs of fixed assets	199	-199	0
- Other non-monetary items	31,444	-9,127	22,317
- Income taxes	-43,268	-8,671	-51,939
Cash-flow from operating activities before changes in net working capital	163,519	-41,884	121,635
Change in Net Working Capital	-14,855	-7,760	-22,615
Cash-flow from operating activities [a]	148,664	-49,644	99,020
Investments in fixed assets :		0	
- intangible assets	-17,298	11,959	-5,339
- property, plant and equipment	-8,248	-429	-8,677
-financial assets	-251	251	
Proceeds from sales, or reimbursement value, of fixed assets	56,773	0	56,773
Cash-flow from investing activities [b]	30,976	11,781	42,757
Changes, loans and other items	-55,013	39,563	-15,450
Aucap/(Distribution of dividends)	-177,618	2,374	-175,245
Cash-flow from financing activities [c]	-232,631	41,937	-190,695
Increase/(decrease) in cash and cash equivalents [a+b+c]	-52,991	4,074	-48,917
Cash and cash equivalents at the beginning of the period	199,109	-1,962	197,147
Cash and cash equivalents at the end of the period	146,118	2,112	148,230

ANNEX 1

TRANSITION TO INTERNATIONAL ACCOUNTING STANDARDS (IAS/IFRS)

TRANSITION TO INTERNATIONAL ACCOUNTING STANDARDS (IAS/IFRS)

Introduction

Following the entry into force of Regulation (EC) No. 1606/2002 issued by the European Parliament and of the European Council in July 2002, companies with shares traded on a regulated market in the European Union Member States are required as from 2005 to prepare their consolidated financial statements in compliance with international accounting standards (IAS/IFRS), issued by the International Accounting Standard Board (IASB) and endorsed by the European Union.
As a result, Lottomatica S.p.A. consolidated financial statements as of December 31, 2005, will be prepared based on IAS/IFRS rules and, for comparison purposes, the financial statements as of December 31, 2004, will also be restated according to these same principles.
On the basis of Resolution No. 14990 of April 14, 2005, with which Consob introduced amendments and additions to Regulation Bo. 11971 of May 14, 1999, the Group has opted to publish its interim consolidated reports in compliance with the international accounting standards commencing from the half-year report as of June 30, 2005, while for the annual accounts, these principles will be adopted commencing from the 2006 financial year.
Now therefore, taking into account the CESR (Committee of European Securities Regulators) Recommendation issued on December 30, 2003, containing the guidelines for listed companies within the EU on the procedures for transition to IAS/IFRS, as well as the Issuers' Regulations, as amended by CONSOB Resolution No. 14990 of April 14, 2005, following, *inter alia*, the adoption of the International Accounting Standards in the interim reports, find below the information required under IFRS 1.

Specifically, said information concerns the impact that transition to International Accounting Standards (IAS/IFRS) has had on the consolidated financial and economic position, on the consolidated economic trend and on the consolidated financial flows that have been reported.
For the purpose of presenting the effects of transition to IAS/IFRS and complying with the rules of disclosure prescribed under paragraphs 39 a) and b) and 40 of IFRS 1 regarding the effects of First Time Adoption of IAS/IFRS, the Lottomatica Group has followed the example given in international accounting standard IFRS 1 IG 63. For this purpose, the following has been prepared:

- notes regarding First Time Adoption of IAS/IFRS (IFRS 1) and the other selected IAS/IFRS standards, including the assumptions of directors pertaining to the IAS/IFRS principles and interpretations that will be adopted in preparing the first full consolidated financial statements as of December 31, 2005, drawn up according to IAS/IFRS;
- consolidated IAS/IFRS balance sheets as of January 1, 2004, and December 31, 2004, and consolidated IAS/IFRS income statement for the financial year ended December 31, 2004;
- statements of reconciliation between the consolidated shareholders' equity according to the previous accounting standards and the consolidated shareholders' equity recognised in accordance with IAS/IFRS at the following dates:
  - date of transition to IAS/IFRS;
  - closing date of the last financial year in which the financial statements were drawn up in accordance with the previous accounting standards (December 31, 2004);
- statement of reconciliation between the financial result of the last accounts drawn up according to the national accounting standards (December 31, 2004) and the financial result from adoption of IAS/IFRS for the same period;
- statement of reconciliation between the balance sheet in the financial statements drawn up at the date of transition to IAS/IFRS (January 1, 2004) and that resulting from adopting IAS/IFRS for the same period;

- statement of reconciliation between the balance sheet of the last financial statements drawn up according to the national accounting standards (December 31, 2004) and that resulting from adopting IAS/IFRS for the same period;
- statements of reconciliation between the net debt position drawn up according to the previous accounting standards and that recognised in accordance with IAS/IFRS as of January 1, 2004, and December 31, 2004;
- the cash-flow statement according to IAS/IFRS as of December 31, 2004;
- notes to balance sheet formats and reconciliation statements;
- notes to the main changes made to the cash-flow statement following the adoption of the new accounting standards.

As it will be shown in detail further on, the consolidated IAS/IFRS balance sheets and the consolidated IAS/IFRS income statement have been obtained by making the suitable IAS/IFRS adjustments and reclassifications to the consolidated final accounts, drawn up in accordance with the Italian provisions of law, to reflect the changes to presentation, recognition and valuation criteria required by IAS/IFRS.
The accounting and reconciliation statements have been prepared only for the purposes of preparing the first full consolidated financial statements according to IAS/IFRS endorsed by the European Commission.
Thus, the aforesaid statements do not present comparative data and explanatory notes that would be required to give a true and correct representation of the consolidated financial and economic position and the financial result of the Lottomatica Group in accordance with the IAS/IFRS.

Adjustments have been made in accordance with IAS/IFRS accounting standards currently in force. The endorsement process by the European Commission and the adjustment and interpretation activities by the official competent official bodies is still in progress. At the time of preparing the first full consolidated IAS/IFRS financial statements as of December 31, 2005, new IAS/IFRS standards and IFRIC interpretations could come into effect, whose adoption may be authorised in advance, For these reasons, data presented in the accounting and reconciliation statements may be subject to change for the purpose of their use as comparative data of the first full consolidated financial statements drawn up according to IAS/IFRS.
The effects of transition to IAS/IFRS arise from the changes to accounting standards and, as a result, as required by IFRS 1, are reflected in the initial shareholders' equity at the date of transition (January 1, 2004). Transition to IAS/IFRS has meant that the estimates previously made according to the Italian accounting standards have been maintained, except in those cases where the adoption of IAS/IFRS accounting standards has not required estimates to be made using different methods.

In compliance with Consob communication DEM 5025723 of April 15, 2005, the preliminary IAS/IFRS reconciliation statements as of January 1, 2004, and December 31, 2004, have undergone a full audit by the independent auditors Reconta Ernst & Young S.p.A. engaged by Lottomatica. The report on this audit will be released at the same time as the independent auditors' report on the half-year accounts within the time limits laid down by law.

Summary of the reference regulatory framework
Below are the guidelines, as well as the reference regulatory framework, which are applicable to listed companies within the EU concerning the procedures for transition to IAS/IFRS:

- adoption of Regulation No. 1606 issued by the European Parliament and the European Council in July 2002, providing, commencing from 2005, for the compulsory adoption of IAS/IFRS standards for all consolidated accounts of companies listed on regulated markets within the EU;

- adoption, by the European Commission, of Regulation No. 1725 of September 29, 2003, that endorsed the international accounting standards and the relative current interpretations at September 14, 2002;
- issue, by the Italian legislator, of Law No. 306 of October 31, 2003 (2003 Community Law) with which the Italian legislator exercised (Article 25) the option granted under the aforesaid Community Regulation No. 1606/2002, and thus delegating to the Government the task of adopting within a year from the law coming into effect (that is by November 30, 2004) one or more legislative decrees implementing the option provided for under the aforementioned Community Regulation;
- issue of Legislative Decree No. 38 of February 28, 2005, implementing the delegated law referred to in the previous point, providing that listed companies required under Community Regulation No. 1606/2002 to prepare the consolidated financial statements according to IAS/IFRS, may also prepare the individual financial statements adopting these principles commencing from 2005 (effective from 2006);
- the CESR (Committee of European Securities Regulators) recommendation published on December 30, 2003, set forth the guidelines for listed companies within the EU concerning the procedures for transition to IAS/IFRS;
- adoption by the European Commission of Regulation No. 707 of April 6, 2004, endorsing IFRS 1, "First-time Adoption of International Financial Reporting Standards"; No. 2086 of November 19, 2004 endorsing, subject to some limitations, IAS 39; No. 2236, 2237 and 2238 of December 29, 2004, endorsing IAS 32 and the other accounting standards revised by IASB in December 2003 and March 2004, the new IFRS standards issued in March 2004 (except for IFRS 2, approved by the European Commission by Regulation No. 211 of February 4, 2005), as well as the IFRIC 1 interpretation "Changes in Existing Decommissioning, Restoration and Similar Liabilities", thus arriving at what can be considered as a stable system of accounting standards.

FIRST-TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS 1)

As required under IFRS 1, at the date of transition to the new standards (January 1, 2004), a consolidated balance sheet has been prepared in which:

- all and only those assets and liabilities that can be entered under the new standards have been recognised;
- items that were shown in the financial statements according to methods other than those of IAS/IFRS have been reclassified;
- IAS/IFRS have been applied to the valuation of all assets and liabilities that have been recognised.

The effect of adjusting to the new standards on the opening balances of assets and liabilities has been recognised in the shareholders' equity, in an appropriate reserve of profits carried forward net of tax effects, and recognised, from time to time, in the provision for deferred taxes or assets for prepaid taxes.

The Lottomatica Group has applied the valuation criteria that will be illustrated herebelow adopting a retrospective approach, except in those cases where it has opted to apply the exemptions permitted under IFRS 1. Below are the exemption options that have been applied by the Group:
1. *business combinations*: the Lottomatica Group has decided to adopt IFRS 3 on a prospective basis starting from January 1, 2004;
2. *financial instruments*: the Lottomatica Group has decided to adopt IAS 32 and 39, as permitted, in advance as of January 1, 2004;
3. *translation differences:* the Lottomatica Group has decided to implement the exemption regarding cumulative translation differences for all operations carried out abroad, which on the date of January 1, 2004, were assumed to be zero.

The restatement of the opening consolidated Balance Sheet as of January 1, 2004, and the accounting statements of the Consolidated Financial Statements as of December 31, 2004, has meant that the Lottomatica Group, on a preliminary basis, has been required to select options provided for under the IAS/IFRS.
These options are shown in detail, together with a summary of the IAS/IFRS applied, in the paragraphs "Presentation of the Financial Statements" and "Accounting Standards and Policies" that are reported in the Half-year Report as of June, 2005.

CONSOLIDATED IAS/IFRS BALANCE SHEETS AS OF JANUARY 1, 2004, AND DECEMBER 31, 2004, CONSOLIDATED IAS/IFRS NET DEBT POSITION AS OF JANUARY 1, 2004, AND DECEMBER 31, 2004, AND NOTES TO THE MAIN IAS/IFRS ADJUSTMENTS AND RECLASSIFICATIONS MADE

The differences arising from the adoption of IAS/IFRS compared to Italian accounting standards, as well as the choices that have been made by Lottomatica within the scope of the accounting options provided for under the IAS/IFRS illustrated above, have meant reclassifying accounting data prepared in accordance with the previous Italian regulations on financial statements with effects on shareholders' equity and net financial debt of the Group.
Below are shown:

- summary statement showing consolidated balance sheet at the transition date (January 1, 2004), reclassified using the principle of "current and non-current" assets and liabilities;
- summary statement showing consolidated balance sheet as of December 31, 2004, reclassified using the principle of "current and non-current" assets and liabilities;
- statement of reconciliation of net debt position prepared using the previous accounting standards and that recognised in accordance with IAS/IFRS as of January 1, 2004, and December 31, 2004.

Change in consolidation area

As of January 1, 2004
In accordance with IAS 27, Lotto do Brasil, Lottomatica Argentina, Twin, Lis Finanziaria, Consorzio Lotterie Nazionali and Lottolatino Venezuela have been included in the scope of consolidation, which were not included in the scope of consolidation under Italian accounting standards, in that they were not significant or, as in the case of Lis Finaniaria, because involved in different business activities. The effects of this treatment are reported in the column "Change in consolidation area", including adjustments (€/ 350) and reclassifications that have been made for IAS/IFRS purposes. IAS/IFRS adjustments mainly refer to the reversal of intangible assets that did not have the requisites prescribed under IAS 38.

As of December 31, 2004
In accordance with IAS 27, Lotto do Brasil, Lottomatica Argentina and Lis Finanziaria have been included in the scope of consolidation as of December 31, 2004, which were not included in the scope of consolidation under Italian accounting standards. The effects of this treatment are reported in the column "Change in consolidation area", already including adjustments and reclassifications that have been made for IAS/IFRS purposes.
Take note that Consorzio Lotterie Nazionali was consolidated for the purpose of Italian accounting standards as of December 31, 2004, while Twin and Lotto Latino Venezuela have been liquidated.

Discontinued operations

As of January 1, 2004
The equity investment held in Global Bingo Corporation (GBC), consolidated for the purposes of Italian accounting standards as of December 31, 2003, transferred on June 28, 2004, has been treated, according to IFRS 5, as a non-current asset held for sale. Also in this case, it was deemed appropriate to show the effects of this treatment separately in the column "IFRS 5 Reclassification".

As of December 31, 2004

The economic effect of discontinued operations (GBC) has been reclassified under the income statement item "Profit from assets held for sale or discontinuing operations".

BALANCE SHEET AS OF 01.01.2004	ITALIAN ACCOUNTING STANDARDS as of 31.12.2003 IAS/IFRS Formats	Change in Consolidation Area	IFRS 5 Reclassification	IAS/IFRS ADJUSTMENTS	Notes	IAS/IFRS RECLASSIFICATIONS	Notes	IAS/IFRS Balances as of 01.01.2004
A) Non-current assets							(M) (N) (O) (P) (Q)	
Property, plant and equipment	152,032	367	(9,604)	270	(A)	(1,970)		141,095
Goodwill	491,144	145	(47,170)	(47)	(B)	0		444,072
Intangible Assets	24,005	244	(816)	(14,879)	(C)	(3,108)	(N) (R)	5,452
Investments valued at equity	0	0	0	0		0		0
Securities and equity investments held for sale	13,659	(13,122)	(197)	0		0		340
Other assets	12,516	14	(393)	0		0		12,137
Deferred tax assets	48,268	137	0	8,415	(D)	0		56,821
Total non-current assets	741,624	(12,215)	(58,174)	(6,241)		(5,078)		659,917
B) Current assets								
Inventories	4,573	0	(156)	0		4,392	(S)	8,809
Trade receivables and other receivables	38,974	(38)	0	(157)	(E)	(84)	(T)	38,695
Current financial assets	13,099	0	(8,488)	0		0		4,611
Other assets	53,889	859	(6,053)	39		(5,359)	(S) (V)	43,375
Receivables for taxation	15,455	0	0	0		0		15,455
Cash and cash equivalents	199,109	1,255	(3,217)	0		0		197,147
Assets held for sale or discontinuing operations	0	0	76,088	0		0		76,088
Total current assets	325,099	1,076	58,174	(118)		(1,051)		384,180
TOTAL ASSETS	1,066,723	(10,139)	0	(6,359)		(6,129)		1,044,097
A) Shareholders' equity								
Share capital	87,494	0	0	0		0		87,494
Legal Reserve	17,711	0	0	0		0		17,711
Share premium reserve	243,616	0	0	0		0		243,616
Other reserves	38,259	(3)	0	0		2,956	(U)	41,212
Profit (loss) carried forward	0	(28)	0	0		0		(28)
- FTA RESERVE	0	(142)	0	(4,477)	(F)	(2,956)	(U)	(7,576)
Net Profit (Loss)	12,600	0	0	0		0		12,600
Total Group Shareholders' Equity	399,680	(173)	0	(4,477)		0		395,030
Minority interests								
Capital, reserves and results carried forward	3,287	(98)	(1,892)	(186)	(F)	0		1,110
Net Profit (Loss)	531	0	(380)	0		0		151
Total Minority Interests	3,818	(98)	(2,272)	(186)		0		1,261
B) Non-current liabilities								
Long-term loans	361,369	0	(1,131)	0		(2,617)	(V) (R)	357,621
Staff Severance Fund	5,666	177	0	(84)	(G)	0		5,759
Provision for deferred taxes	0	0	0	291	(H)	688	(X)	979
Long-term provisions	6,724	279	(1,453)	(1,099)	(I)	(688)	(X)	3,763
Total non-current liabilities	373,759	456	(2,584)	(892)		(2,617)		368,122
C) Current liabilities								
Trade payables and other payables	119,338	164	(200)	(799)	(L)	(900)	(P)	117,603
Derivative instruments	0	0	0	0		0		0
Short-term loans	18,957	(10,745)	(3,496)	(4)		(227)	(O)	4,485
Short-term portions of long-term loans	0	0	0	0		473	(Y)	473
Other liabilities	132,689	144	(4,557)	0		(2,859)	(M) (T) (Y)	125,418
Payables for taxation	18,482	114	(6,729)	0		0		11,867
Short-term portion of long-term provisions	0	0	0	0		0		0
Liabilities associated with assets held for sale or discontinuing operations	0	0	19,838	0		0		19,838
Total current liabilities	289,466	(10,323)	4,856	(803)		(3,512)		279,684
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	1,066,723	(10,138)	0	(6,359)		(6,129)		1,044,097

BALANCE SHEET AS OF 31.12.2004	ITALIAN ACCOUNTING STANDARDS as of 31.12.2004 IAS/IFRS Formats	Change in Consolidation Area	IAS/IFRS ADJUSTMENTS	Notes	IAS/IFRS RECLASSIFICATIONS	Notes	IAS/IFRS Balances as of 31.12.2004
A) Non-current assets							
Property, plant and equipment	116,146	11	0	(A)	1,199	(M) (N) (O) (P) (Q)	117,356
Goodwill	392,498	134	54,016	(B)	0		446,648
Intangible Assets	34,946	33	(18,803)	(C)	(4,459)	(N) (R)	11,717
Investments valued at equity	0	0	0		0		0
Securities and equity investments held for sale	1,167	(747)	0		0		420
Other assets	1,658	0	0		0		1,658
Deferred tax assets	47,057	44	8,704	(D)	(5)		55,797
Total non-current assets	593,472	(525)	43,917		(3,265)		633,596
B) Current assets							
Inventories	5,265	0	0		5,183	(S)	10,448
Trade receivables and other receivables	58,839	219	(194)	(E)	(28)	(T)	58,836
Current financial assets	71,720	400	0		0		72,120
Other assets	119,433	40	0		(5,956)	(S) (V)	113,518
Receivables for taxation	29,979	0	0		0		29,979
Cash and cash equivalents	241,595	66	0		(0)		241,661
Assets held for sale or discontinuing operations	0	0	0		0		0
Total current assets	526,831	726	(194)		(801)		526,563
TOTAL ASSETS	1,120,303	201	43,723		(4,066)		1,160,158
A) Shareholders' equity							
Share capital	88,939	0	0		0		88,939
Legal Reserve	17,762	0	0		0		17,762
Statutory Reserves	0	0	0		0		0
Share premium reserve	116,079	0	0		0		116,079
Other reserves	2,664	0	(216)	(F)	9,428	(U)	11,876
Profit (loss) carried forward	0	0	0		(544)	(UU)	(544)
- FTA RESERVE	0	0	(4,620)	(F)	(2,956)	(U)	(7,576)
Net Profit (Loss)	60,719	(28)	31,275	(F)	(5,928)	(U)	86,038
Total Group Shareholders' Equity	286,163	(28)	26,438		0		312,573
Minority interests							
Capital, reserves and results carried forward	5,487	(0)	(268)	(F)	(24)	(U)	5,195
Net Profit (Loss)	479	0	(928)	(F)	23	(U)	(425)
Total Minority Interests	5,966	(0)	(1,195)		(0)		4,770
B) Non-current liabilities							
Long-term loans	360,119	0	0		(2,087)	(R) (V)	358,032
Staff Severance Fund	6,813	17	275	(G)	0		7,105
Provision for deferred taxes	0	0	18,714	(H)	7,277	(X)	25,991
Long-term provisions	28,877	0	(456)	(I)	(10,579)	(X) (Z)	17,842
Total non-current liabilities	395,809	17	18,533		(5,389)		408,970
C) Current liabilities							
Trade payables and other payables	179,808	100	0	(L)	(0)	(P)	179,908
Derivative instruments marked to market	0	0	0		3,302	(Z)	3,302
Short-term loans	3,443	0	(53)		(66)	(O)	3,322
Short-term portions of long-term loans	473	0	0		0		473
Other liabilities	235,303	104	0		(1,913)	(M) (T)	233,494
Payables for taxation	13,338	8	0		0		13,346
Short-term portion of long-term provisions	0	0	0		0		0
Liabilities associated with assets held for sale or discontinuing operations	0	0	0		0		0
Total current liabilities	431,365	212	(53)		1,323		433,845
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	1,120,303	201	43,722		(4,066)		1,160,158

The following statement reports reconciliation of Italian accounting standards - IAS/IFRS of the net debt position as January 1, 2004, and December 31, 2004.
Take note that the item "Changes due to re-definition of IAS/IFRS Consolidation Area" refers to the elision of inter-company items that has been made due to the different consolidation area resulting from IAS and that have impacted the financial position.

(thousands of euros)	As of January 1, 2004	As of December 31, 2004
Net financial debt (+)/cash and cash equivalents (-) according to Italian standards	**169,480**	**50,684**
Changes due to definition of IAS/IFRS consolidation area	(12,000)	(466)
Change due to IFRS 5 reclassifications	5,680	0
Change due to reclassification of additional charges on debenture loan	(2,144)	(2,087)
Change due to others IAS/IFRS	(231)	(123)
Net financial debt (+)/cash and cash equivalents (-) according to IAS/IFRS	**160,785**	**48,008**

Balance sheet items - Adjustments to Assets

(A) *Plant, property and equipment*

January 1, 2004

The adjustment (€/000 270) relates to the elimination of the depreciation fund for terminals that were the subject of a transaction whose effects have been pre-paid as at January 1, 2004, based on applying IAS/IFRS.

December 31, 2004

At December 31, 2004, the adjustment in question did not have any impact on shareholders' equity.

(B) *Goodwill*

January 1, 2004

The change in the item was due to reversal of goodwill of Totobit Informatica, Lottomatica Sistemi and Lottomatica Italia Servizi, totalling €/000 47, as a result of identifying a loss in value.

December 31, 2004

The adjustment to the item (€/000 54,016) is ascribable to the elimination of statutory write-downs for goodwill amounting to €/000 54.058, in addition to adjustments made at January 1, 2004. In accordance with IAS 36, goodwill is not subject to amortisation but must be subject to an annual impairment test to check any loss in value that may have occurred.

The impairment test was carried out on December 31, 2003, and December 31, 2004, checking that the net book value at the date of transition to IAS/IFRS was fair and maintaining that value at December 31, 2004.

As a result, amortisation carried out for the purposes of Italian accounting standards was reversed. The tax effect was calculated only on the reversal of statutory write-downs which resulted in recognising deferred tax liabilities for €/000 18,760.

(C) *Intangible Assets*

January 1, 2004

Adjustments (totalling €/000 14,879) regarded costs that did not have the requirements for being capitalised under IAS 38. Specifically, the following items have been reversed, against the reduction of profits carried forward:

- start-up and expansion costs (€/000 6,960);
- research and development costs (€/000 189);
- patents and intellectual property right (€/000 5,556), mostly attributable to software entirely produced in-house and not protected by law;
- concessions, licences and trademarks (€/000 98);
- costs included in the item "other intangible asset" under Italian accounting standards (€/000 1,680);
- costs entered under "fixed assets under development and advances" (€/000 395) relating to software that was never used and thus completely written-down under Italian accounting standards during the 2004 financial year.

December 31, 2004

This adjustment was mainly due to:

- reversal of non-capitalised costs, according to IAS 38, that determined a reduction of intangible assets for an amount of €/000 28,419 (part of which were determined by adjustments made at January 1, 2004). The most significant adjustment, as of December 31, 2004, concerned advertising costs incurred by Consorzio Lotterie Nazionali whose amount (€/000 6,411) was reversed from assets and recognised as an increase in costs for services;

- the reversal of statutory amortisation carried out for all intangible assets which for IAS/IFRS purposes were not capitalised at 01.01.04 and at 31.12.04. This amortisation gave rise to an adjustment of €/000 9,626.

Below is the breakdown of the adjustments to costs that were entered under intangible assets according to Italian accounting standards.

Breakdown of Adjustments to Intangible Assets (thousands of euros)	December 31, 2004
Start-up and expansion costs	(8,807)
Research and development costs	(6,600)
Patents and intellectual property rights	(6,538)
Concessions, licences and trademarks	(335)
Other Intangible assets	(5,742)
Fixed assets under development and advances	(395)
Total	(28,419)

(D) *Assets for deferred taxes*

January 1, 2004

The increase in deferred tax assets (€/000 8,415) was due to the tax effect calculated on the IAS/IFRS adjustment entries (for €/000 5,215), and to recognition by Cirmatica of pre-paid taxes for which the requisite under Italian accounting standards of reasonable certainty did not apply (for €/000 3,200).

December 31, 2004

The increase in deferred tax assets (€/000 8,704) was determined by the deferred taxation effects calculated on the IAS/IFRS adjustments as of December 31, 2004 (€/000 1,568) and by the use by Cirmatica of temporary deductible differences (€/000 1,400).

(E) *Trade receivables*

The decrease in this item is due to adjustments regarding the discounting-back of trade receivables with a maturity longer than the operating cycle of the company. The following are the effects on shareholders' equity:

January 1, 2004: €/000 157;

December 31, 2004: €/000 194.

Balance sheet items - Adjustments to Shareholders' Equity and Liabilities

(F) *Shareholders' equity*

January 1, 2004

The adjustment (of €/000 4,620 to the Group shareholders' equity and of €/000 285 to minority interests) is attributable to the effect of adjusting asset and liability balances at January 1, 2004, to the new international accounting standards. This effect, as required by IFRS 1, has been recognised to shareholders' equity in an appropriate reserve of profits carried forward (First-Time Application Reserve) net of tax effect, from time to time, recognised against the provision for deferred taxes or deferred tax assets. For the breakdown, reference is made to the reconciliation statement of the shareholders' equity.

December 31, 2004

The adjustment (positive for €/000 31,247 to the Group shareholders' equity and negative for €/000 928 to minority interests) is attributable to the effect of adjusting asset and liability balances at December 31, 2004, to the new accounting standards and to the consequential change in net profit. In addition, note a change of €/000 216 concerning the reversal of a consolidation entry under Italian accounting standards. For the breakdown, reference is made to the reconciliation statement of the shareholders' equity.

(G) *Staff Severance Fund*

Italian accounting standards required the Staff Severance Fund liability to be recognised on the basis of the nominal payable accrued at the closing date of the financial statements. On the contrary, IAS 19 classifies the Staff Severance Fund under the defined benefit plan post-employment benefits. Under this definition, the accrued liability must be valued using actuarial criteria and the "Projected unit credit method" projecting future expenditure based on historical statistical analyses, the demographic curve and the discounting-back of these flows based on a market interest rate. Thus, the current amount of the Group's Staff Severance Fund provision as of January 1, 2004, showed a decrease of €/000 84, compared to the corresponding value reported in the financial statements under Italian accounting standards, while at December 31, 2004, calculation of the present value of the fund showed an increase in this item of €/000 275.

(H) *Provision for deferred taxes*

January 1, 2004

The increase (by €/000 291) in this item derives from the tax effect calculated on the IAS/IFRS adjustment entries as of January 1, 2004.

December 31, 2004

The adjustment (of €/000 18,714) to the item is mainly attributable to the tax effect calculated on the reversal of amortisation concerning statutory goodwill (equal to €/000 18,760).

(I) *Long-term provisions*

January 1, 2004

The decrease in this item refers to the adjustment (equal to €/000 1,099) for an amount entered under Provisions for Risks and Charges according to Italian accounting standards, entirely reversed against the shareholders' equity, in that it did not meet the requisite of probable liability indicated under IAS 37.

December 31, 2004

The adjustment (€/000 456) is attributable to reversal of the amount (€/000 456) entered under Provisions for Risks and Charges under Italian accounting standards, since it did not meet the requisites under IAS 37. The adjustment showed at January 1, 2004, was re-endorsed during the period with effect on the income statement for €/000 1,099.

(L) *Trade payables and other payables*

January 1, 2004

The decrease in this item (equal to €/000 799) refers to payables to suppliers for terminals which were part of a transaction, whose effects, under IAS/IFRS, were pre-paid as at January 1, 2004.

December 31, 2004

At December 31, 2004, the adjustment in question did not impact shareholders' equity.

Balance sheet items - Reclassifications of Assets and Liabilities

(M) In accordance with IAS 20, capital grants (€/000 2,300 as of January 1, 2004, and €/000 1,882 as of December 31, 2004), recognised under "Deferred income" according to Italian accounting standards, have been recognised as a decrease in the property, plant and equipment to which they refer.

(N) Costs incurred for leasehold improvements, meeting the identifyability and separability requirements, were reversed from intangible assets and recognised as an increase in property, plant and equipment (€/000 1,457 as of January 1, 2004, and €/000 3,148 as of December 31, 2004).

(O) Upon adoption of international accounting standards, errors arising from applying IAS 17 have been corrected; this correction has caused a decrease in property, plant and equipment against the reduction in "Short-term loans" (for €/000 227 as of January 1, 2004, and for €/000 66 as of December 31, 2004).

(P) At January 1, 2004, pre-paid effects of an operation regarding terminals were recognised. This pre-payment caused a decrease in fixed assets of €/000 900, against the decrease of payables to suppliers. At December 31, 2004, no effects were shown in that balances were aligned in accordance with international accounting standards and with those in accordance with IAS/IFRS.

(Q) Within the category of property, plant and equipment, according to IAS 16, land has been recognised separately from buildings. Take note that this land, with a value of €/000 456, is not subject to depreciation even under Italian accounting standards.

(R) Costs incurred for the issue of the debenture loan (€/000 1,651 as of January 1, 2004, and €/000 1,315 as of December 31, 2004) recognised under intangible assets under Italian accounting standards, have been recognised as a decrease in the amount of the bond payable, included in "Long-term loans".

(S) "Inventories" increased (by €/000 4,392 as of January 1, 2004, and €/000 5,183 as of December 31, 2004) due to reclassification of the amount regarding inventories of Lotto Game betting forms and receipt vouchers and LIS tickets from "Pre-paid expenses" under Italian accounting standards.

(T) The reclassification of trade receivables (equal to €/000 84 as of January 1, 2004, and €/000 28 as of December 31, 2004) refers to the discounting-back of receivables, recorded under "Deferred income" under Italian accounting standards.

(U) *Stock option*
January 1, 2004
Recognition of the stock option plan, in accordance with IFRS 2, caused reclassification within shareholders' equity of €/000 2,956, equal to the fair value attributed to the plan on that date. Specifically, at January 1, 2004, profits carried forward were reduced against the increase in the "Reserve for stock option plans" (included under "Other reserves").
December 31, 2004
An increase is also showed in the "Reserve for stock option plans" following the recognition of costs for personnel for €/000 6,472. Thus, the balance of the "Reserve for stock option plans" is equal to €/000 9,428 as of December 31, 2004.

(UU) *Correction of errors*
December 31, 2004
The decrease in "profits (losses) carried forward" (€/000 544) was due to the effect of correcting an

error identified during 2004 regarding previous financial years. The correction was recognised in accordance with IAS 8. Specifically, the amount referred to errors for provisions allocated in financial years prior to 2004 which, under Italian accounting standards were recognised in the income statement in the 2004 financial year under extraordinary items, while, under IAS/IFRS, they are recognised as a decrease in profits carried forward.

(V) Discount on issue of loans, recognised under "Accrued income and prepaid expenses" under Italian accounting standards, was reclassified to "Long-term loans", including the debenture loan payable (€/000 966 as of January 1, 2004, and €/000 772 as of December 31, 2004).
The IAS/IFRS balance of the "Long-term loans" with the reclassification that has been described above under point (R) was in line with the amount calculated according to the amortised cost method.

(X) The increase in the "Provision for deferred taxes" refers to the reclassification of deferred tax liabilities which under Italian accounting standards were recognised under Provisions for risks and charges (€/000 688 as of January 1, 2004, and €/000 7,276 as of December 31, 2004).

(Y) The debenture loan interest share which will be settled within the next financial year and which, under Italian accounting standards was recognised under "Accrued income and prepaid expenses" has been reclassified to the IAS/IFRS item "Short-term portion of long-term loans" (equal to €/000 473 as of January 1, 2004).

(Z) At December 31, 2004, the provision made under Italian accounting standards has been reclassified from "Provision for risks" to "Financial instruments marked to market" for the purpose of adjusting the value of derivative financial instruments to market value (a reclassification amounting to €/000 3,302).

CONSOLIDATED IAS/IFRS INCOME STATEMENT AS OF DECEMBER 31, 2004, AND NOTES TO THE MAIN IAS/IFRS ADJUSTMENTS AND RECLASSIFICATIONS MADE

Below is the consolidated income statement as of December 31, 2004, reclassified according to the nature of costs and with separate reporting of "Profit from assets held for sale or discontinuing operations". This statement provides a summary of the changes arising from adoption of IAS/IFRS compared to Italian accounting standards in line with the choices made by Lottomatica within the accounting options that have been described above provided for by IAS/IFRS.

INCOME STATEMENT AS OF 31.12.04 *(thousands of euros)*	ITALIAN ACCOUNTING STANDARDS as of 31.12.2004 IAS/IFRS Formats	IAS/IFRS Adjustments	Notes	IAS/IFRS Reclassifications	Notes	IFRS Balances as of 31.12.2004
CONTINUING OPERATIONS						
Revenues	1,218,535	0		(648,725)	7	569,810
Other revenues	14,319	351		(613)	8	14,057
Capitalisation of internal construction costs, materials and consumables	1,418	(406)	1	0		1,012
Change in inventories	895	0		0		895
Total Revenues	1,235,167	(55)		(649,338)		585,774
Raw materials and consumable's used	365,073	0		(335,765)	9	29,308
Services	517,731	13,538	2	(312,560)	10	218,709
Costs for personnel	56,102	6,831	3	3,282	11	66,215
Amortisation, depreciation and write-downs	120,724	(63,689)	4	5,587	12	62,622
Provision for Risks	8,207	643	5	6,311	13	15,161
Other oeprating costs	24,083	(9)		427	14	24,501
Total costs	1,091,920	(42,686)		(632,718)		416,516
Profit	*143,247*	*42,631*		*(16,620)*		*169,258*
Financial income (charges)	(13,279)	(38)		(3,640)	15	(16,957)
Adjustments to financial assets	(243)	0		1,055	16	812
Share of income (charges) from equity investments in associated companies and JVs valued at equity	0	0		0		0
Profit before taxes	129,725	42,593		(19,205)		153,113
Income taxes for the period	49,300	18,252	6	684	17	68,236
Net profit from continuing operations	*80,425*	*24,341*		*(19,889)*		*84,877*
Profit from assets held for sale or discontinuing operations	0	0		731	18	731
Net profit for the period	*80,425*	*24,341*		*(19,158)*		*85,608*
Share attributable to minority interests	479	(904)		0		(425)
Share attributable to the Group	79,946	0		6,088		86,034
Extraordinary income	12,157	(2,991)		(9,166)		0
Extraordinary charges	(31,384)	1,060		28,324		0
Adjusted profit (loss)	60,719	25,315		0		86,034

Income statement items - Adjustments

1. *Capitalisation of internal construction costs, materials and consumables*
   The adjustment of €/000 406 refers to internal works performed for the purposes of the financial statements drawn up in accordance with Italian accounting standards and expensed since they did not meet the requirements under IAS 38.

2. *Services*

The increase in costs (€/000 13,538) is attributable to the reversal of capitalised costs during the period under Italian accounting standards, which did not meet the requirements under IAS 38.

3. *Costs for personnel*
The increase in costs (€/000 6,831) is attributable to the updating of the stock options' value (€/000 6,472) and of the Staff Severance Fund (€/000 359).

4. *Amortisation, depreciation and write-downs*
The adjustment to the item (€/000 63,689) was due to:
- reversal of amortisation regarding costs that, at January 1, 2004, and December 31, 2004, were not capitalised according to IAS/IFRS (€/000 9,626);
- reversal of statutory write-downs regarding goodwill that has been subject to impairment test (€/000 54,063).

5. *Provision for Risks*
For the adjustment (equal to €/000 643) to "Provision for Risks", reference is made to point (I).

6. *Income taxes for the period*
The adjustments (€/000 18,252) to this item regarded the tax effect calculated on IAS/IFRS adjustment entries. Take note that the main impact is linked to reversal of statutory amortisation of goodwill that determined deferred tax liabilities for €/000 18,760.

Income statement items - Reclassifications

7. *Revenues*
In preparing the income statement as of December 31, 2004, in accordance with IAS 18 (revenue recognition), the Group has showed revenues for telephone top-ups, attributable to the subsidiary LIS and to the Totobit Group, net of the relative costs. This decision was based on the fact that in practice the company in this transaction only accrues the margin between the retail price and the nominal cost of the card. This has caused a decrease in "Revenues" for €/000 648,725, against a corresponding decrease in the cost items of "Raw materials and consumables used" and "Services".

8. *Other Revenues*
The decrease of €/000 613 was due to:
- reclassification of €/000 1,114 from "other revenues" to "amortisation, depreciation and write-downs" regarding the share of capital grants pertaining to the period;
- for €/000 236 from reclassifying extraordinary income carried out based on the nature of the transactions; and
- for €/000 265 from the change in consolidation area.

9. *Raw materials and consumables used*
This item shows a decrease of €/000 335,765 due to the reclassification referred to in point 7.

10. *Services*
The decrease in this item (€/000 312,560) was due to the combined effect of:
- the increase (€/000 400) regarding reclassification of costs for services that under Italian accounting standards were classified under extraordinary items;

- the decrease (€/000 312,960) against "Revenues", linked to the reclassification referred to in point 7.

11. *Costs for personnel*
The increase of €/000 3,282 is attributable to reclassification of extraordinary income items under Italian accounting standards linked to personnel retirement incentives.

12. *Amortisation, depreciation and write-downs*
The reclassifications that have caused an increase in the item amounting to €/000 5,587, refer to:

- for €/000 1,114, reference is made to point **8**;
- capitalised costs linked to the issue of the debenture loan classified under "Other intangible assets" under Italian accounting standards have been reclassified, under IAS/IFRS, as a decrease in non-current financial liabilities. As a result, in the income statement, the relative cost accrued to the period (€/000 336) has been reclassified from "Amortisation, depreciation and write-downs" to "Financial income (charges)";
- the increase of €/000 7,036, regarding costs entered under Italian accounting standards under extraordinary items have been reclassified, under IAS/IFRS, based on their nature. The amount mainly refers to: an extraordinary provision allocated to the provision for bad debts linked to the acquisition of the EIS S.p.A. game division (€/000 4,760); the provision made by Videolot Gestioni S.p.A. following reassessment of the useful life of gaming equipment (€/000 1,417) and the increase in the amount of a write-down which under Italian accounting standards had been entered under extraordinary items (€/000 810).

13. *Provisions for risks*
The reclassifications totalling €/000 6,311 refer to:

- €/000 3,302 regarding the provision for adjusting the value of derivative financial instruments to market value and this amount has been reclassified, under IAS/IFRS, from "Provision for risks" to "Financial income (charges)" in line with reclassification of assets and liabilities carried out for preparing the IAS/IFRS financial statements;
- €/000 9,000 set aside for the proceeding initiated by the Competition Authority against Lottomatica and which Lottomatica has appealed against. This value has been reclassified under IAS/IFRS from extraordinary items to "Provision for Risks";
- € 613 regarding charges allocated for terminating operations in Venezuela.

14. *Other operating costs*
The reclassifications, totalling €/000 427, referred to operational costs recognised under Italian accounting standards under extraordinary items in the income statement.

15. *Financial income and charges*
The reclassifications, totalling €/000 3,640, refer to:

- €/000 3,302, for which reference is made to point **13**;
- €/000 336, for which reference is made to point **12**.

16. *Adjustments to financial assets*
The amount of €/000 1,055 refers to:

- €/000 812 to capital gain on disposal of the equity investment held in Twin, which, under Italian accounting standards, was entered under extraordinary items;
- €/000 243 regarding the loss reported by LIS Finanziaria. Specifically, LIS Finanziaria was valued at equity for the purposes of the financial statements prepared according to Italian

accounting standards and consolidated for the preparation of the IAS/IFRS financial statements according to IAS 27. As a result, the loss which, under Italian accounting standards was entered under Value adjustments to financial assets, under IAS/IFRS has been entered in the income statement as a result of consolidating the equity investment.

17. *Income taxes for the period*
Reclassification of €/000 684 mainly refers to expenses sustained by Lottomatica for joining the tax amnesty for the 2001 financial year; this amount, given the nature of the expense, has been reclassified under IAS/IFRS from extraordinary items to the tax items in the income statement.

18. *Profit from assets held for sale or discontinuing operations*
The financial result attributable to the transfer of the GBC equity investment, treated at January 1, 2004, according to IFRS 5, has been reclassified from extraordinary items to the appropriate item in the income statement prescribed under international accounting standards.

EFFECTS OF THE ADOPTION OF IAS/IFRS ON THE OPENING BALANCE SHEET AS OF JANUARY 1, 2004, AND ON THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004

The main adjustments at January 1, 2004, and December 31, 2004, are shown in the following statement of reconciliation between the consolidated shareholders' equity under Italian accounting standards and consolidated shareholders' equity under IAS/IFRS. Specifically, adjustments have been reported gross of any associated tax effects and minority interests, which have been reported cumulatively as separate items under "Tax effect" and " Share attributable to Minority Interests", respectively.

The items of the statement below:

- "Share attributable to the Parent Company and Share attributable to Minority Interests under Reclassified Italian Accounting Standards" of Shareholders' Equity as of January 1, 2004, is net of receivables from shareholders for subscribed capital unpaid (€/000 1,315) that refer to amounts still to be paid in at December 31, 2004, for subscribing to stock options;
- "Share attributable to Minority Interests under Reclassified Italian Accounting Standards" of Shareholders' Equity at December 31, 2004, is net of amounts still to be paid in at December 31, 2004, for the shares of Consorzio Giochi Sportivi (€/000 5) and Consorzio Lotterie Nazionali (€/000 1,660).

(thousands of euros)	Shareholders' Equity as of January 1, 2004	Change in Shareholders' Equity as of December 31, 2004	Net profit 2004	Shareholders' Equity as of December 31, 2004	Notes
Share attributable to the Parent Company and Share attributable to Minority Interests according to Reclassified ITA Gaap	403,498	230,931	61,198	292,129	
Share attributable to Minority Interests according to Reclassified Italian Accounting Standards	(3,818)	(5,487)	(479)	(5,966)	
Share attributable to the Group	**399,680**	**225,444**	**60,719**	**286,163**	
IAS/IFRS Adjustments to the ITA Gaap items					
- Reversal of Goodwill Amortisation	0		54,058	54,058	(B)
- Reversal of start-up and expansion costs	(6,960)		(1,847)	(8,807)	(C)
- Reversal of research and development costs	(189)		(6,411)	(6,600)	(C)
- Reversal of patents and intellectual property rights	(5,556)		(982)	(6,538)	(C)
- Reversal of concessions, licences and trademarks	(98)		(237)	(335)	(C)
- Reversal of fixed assets under development and advances	(395)		0	(395)	(C)
- Reversal of other Intangible assets	(1,680)		(4,062)	(5,742)	(C)
- Reversal of Intangible Assets Amortisation	0		9,626	9,626	(C)
- Discounting-back of receivables	(156)		(38)	(194)	(E)
- Discounting back of the Staff Severance Fund	84		(359)	(275)	(G)
- Changes in provisions	1,099		(643)	456	(I)
- IFRS Adjustments for change in consolidation area	(384)		0	(384)	(K)
- Change in profits (losses) carried forward	(31)	(760)	0	(760)	(UU) (K)
- Other adjustments	1,069		34	1,103	(L) (A)
- Tax effects	8,262		(18,252)	(9,990)	(D) (H) (K)
- Share attributable to minority interests	285		905	1,190	(F)
IAS/IFRS Share attributable to the Group	**395,030**			**312,576**	
IAS/IFRS Share attributable to Minority Interests	**1,261**			**4,770**	(W)
IAS/IFRS Shareholdes' Equity	**396,291**			**317,346**	

The following section provides comments on the nature of the main IAS/IFRS adjustments made to financial statements items prepared under national accounting standards. For a more detailed analysis, reference is made to the notes to the balance sheet and income statement.

(B) *Goodwill*
The nature of the adjustment is ascribable to the elimination of statutory amortisation of goodwill. Under IAS/IFRS accounting standards, goodwill is not subject to amortisation, but must be subject to an annual impairment test to check any loss in value that may have occurred.
The impairment test was carried out on December 31, 2003, and December 31, 2004, checking that the net book value at the date of transition to IAS/IFRS (January 1, 2004) was fair and maintaining that value at December 31, 2004. As a result, amortisation carried out for the purposes of Italian accounting standards was reversed. The tax effect was calculated only on the reversal of such statutory amortisation which resulted in recognising deferred tax liabilities.

(C) *Intangible Assets*
Adjustments regarded the reversal of costs that did not have the requirements for being capitalised under IAS 38, and of amortisation entered in the financial statements prepared under Italian accounting standards regarding intangible assets reversed under IAS/IFRS.

(D) (H) *Tax effect*
This refers to the effect of deferred taxation calculated on the IAS/IFRS adjustments as of January 1, 2004, and December 31, 2004, and by the recognition by Cirmatica of deferred tax assets according to IAS 12.

(E) *Trade receivables*
The adjustments relate to the effect of discounting-back trade receivables with a maturity longer than the operating cycle of the company.

(F) *Share attributable to minority interests*
This shows the effect attributable to minority interests of adjusting asset and liability balances as of January 1, 2004, and December 31, 2004, to international accounting standards.

(G) *Staff Severance Fund*
Italian accounting standards required the Staff Severance Fund liability to be recognised on the basis of the nominal payable accrued at the closing date of the financial statements. On the contrary, IAS 19 classifies the Staff Severance Fund under the defined benefit plan post-employment benefits. Under this definition, the accrued liability must be valued using actuarial criteria and the "Projected unit credit method" projecting future expenditure based on historical statistical analyses, the demographic curve and the discounting-back of these flows based on a market interest rate. Thus, such value refers to adjustment of the Fund to its present value.

(K) Changes refer to movements shown in the Balance Sheet under "Change in consolidation area".

(I) *Long-term provision*
Adjustments regarded the amount entered under "Provisions for Risks and Charges" in accordance with Italian accounting standards that do not meet with the definition of probable liability indicated under IAS 37.

(L) (A) *Other adjustments*
The adjustment relates to a transaction for terminals whose effects have been pre-paid as at January 1, 2004, based on applying IAS/IFRS.

(UU) *Correction of errors and other effects on profits carried forward*
The change to previous financial years profits is attributable to correcting an error identified during the 2004 financial year, according to IAS 8.
In addition, a change is shown regarding the reversal of a consolidation entry carried out under Italian accounting standards.

(W) The item in the statement above "IAS/IFRS Share attributable to Minority Interests" in the shareholders' equity as of January 1, 2004, is entered net of the IFRS 5 Reclassification regarding Global Bingo Corporation.

MAIN CHANGES IN CASH-FLOW STATEMENT

The cash-flow statement prepared by the Lottomatica Group up to the financial statements for the year ended December 31, 2004, had the objective of reporting the requirements or net financial surplus of the Group that arose from the change in net financial debt over the period, while the cash-flow statement prescribed under IAS 7 tends to report the ability of the Lottomatica Group to generate "cash and cash equivalents".
According to this principle, cash equivalents are short-term and highly liquid financial investments that can be readily converted to cash and that are not exposed to significant risks changing their value. Thus, an investment is only classified as cash equivalents when it is short-term or with maturity of 3 months or less from the purchase date. Financial investments in shares do not fall within the category of cash equivalents.
Current account overdrafts normally come under financing, except in the case where they can be settled on demand and form part of the overall management of cash and cash equivalents of a business concern, in which case they are classified as a reduction in cash equivalents.
According to IAS 7, the Cash-flow Statement should report financial flows generated during the period separately classifying them as operating, investing and financing activities:

- **cash-flow from operating activities**: cash-flows from operating activities are primarily income-generating related activities and are reported by the Lottomatica Group using the indirect method; according to this method, profit for the period is adjusted for the effect of entries which during the period have not generated outflows or have not generated liquidity (non-monetary transactions) such as amortisation and depreciation, changes to receivables and payables, etc.;
- ***cash-flow from investing activities***: the investment activity has been reported separately as it represents, among other things, an indication of the investments/disinvestments made with the aim of generating future income and favourable cash flow;
- **cash-flow from financing activities**: financing activity consists of flows that generate a change to the entity and the composition of its shareholders' equity and loans obtained.

CASH-FLOW STATEMENT *(thousands of euros)*	2004 ITA	Effects of IFRS restatement	IFRS as of 31.12.2004
Net profit before taxes for the period	110,498	43,346	153,844
Adjustments for:			
- *Depreciation of Property, Plant and Equipment*	46,712	464	47,176
- Amortisation of Intangible Assets	17,599	-10,064	7,535
- (Revaluations) or write-downs of fixed assets	2,253	-2,253	
- Other non-monetary items	23,814	17,646	41,460
- Income taxes	-49,300	-18,936	-68,236
Cash-flow from operating activities before changes in net working capital	205,660	-13,880	181,780
Change in Net Working Capital	68,565	150	68,715
Cash-flow from operating activities [a]	274,225	-23,730	250,495
Investments in fixed assets :			
- intangible assets	-30,906	15,134	-15,772
- property, plant and equipment	-22,737	-1,595	-24,332
-financial assets	-2,067	2,067	
Proceeds from sales, or reimbursement value, of fixed assets	64,540	0	64,540
Cash-flow from investing activities [b]	8,830	15,606	24,436
Changes, loans and other items	-64,852	7,486	-57,366
Ancap/(Distribution of dividends)	-175,717	2,666	-173,051
Cash-flow from financing activities [c]	-240,569	10,152	-230,417
Increase/(decrease) in cash and cash equivalents [a+b+c]	41,486	2,028	44,514
Cash and cash equivalents at the beginning of the period	199,109	-1,962	197,147
Cash and cash equivalents at the end of the period	241,595	66	241,661

LOTTOMATICA S.P.A.

MATERIALS ACCOMPANYING APPLICATION BY LOTTOMATICA S.P.A. FOR THE RULE 12G3-2(B) EXEMPTION

March 31, 2006

CONFIDENTIAL

Volume 2 of 2

Dewey Ballantine LLP
New York

1301 Avenue of the Americas
New York, New York 10019
Telephone: 212-259-8000
Facsimile: 212-259-6333

TABLE OF CONTENTS

Italy Documents

Italy Documents

TAB	DATE	TITLE
22	April 12, 2005	Press Release: Lottomatica Shareholders' Meeting.
23	April 12, 2005	Press Release: Rosario Bifulco appointed as Chairman and CEO of Lottomatica.
24	April 12, 2005	Minutes of the shareholders' meeting of April 12, 2005 (including the Company's new by-laws).
25	April 2005	Lists of candidates to the offices of Director, Statutory Auditor and External Auditor.
26	April 2005	Organization and management model.
27	April 2005	Code of conduct.
28	May 4, 2005	Press Release: Lotto game: wagers total 545.6 million euro in April 2005.
29	May 9, 2005	Press Release: Conference call First Quarter 2005 Financial Results.
30	May 12, 2005	Press Release: Lottomatica Approves 2005 1st Quarter Results.
31	May 12, 2005	Analyst Meeting: 1Q05 Financial Results.
32	May 20, 2005	Press Release: Goodbye revenue stamps: Welcome 'tailor-made' stamp duties.
33	May 24, 2005	Press Release: Changes to TRIS horse racing bets management.
34	May 2005	Internal regulation regarding the guidelines for the treatment and disclosure of confidential information.
35	May 2005	Annual report on the corporate governance.
36	June 1, 2005	Press Release: Lotto game: wagers total 463.2 million euro in May 2005.
37	June 15, 2005	Press Release: Lottomatica will file an appeal with the Council of State against the TAR decision.
38	June 30, 2005	Consolidated Report as of June 30, 2005.
39	July 4, 2005	Press Release: Lottomatica Italia Servizi: Top-up services for H3G video mobile phones as well.
40	July 5, 2005	Press Release: Lotto game: wagers total 508.1 million euro in June 2005.
41	July 21, 2005	Press Release: Merger by incorporation of Lottomatica S.p.A. and FinEuroGames S.p.A. into Newgames S.p.A. approved.

Italy Documents

TAB	DATE	TITLE
42	July 21, 2005	Plan of merger of Lottomatica and FinEuroGames S.p.A. into NewGames S.p.A., including Directors' Report and Fairness Opinion.
43	August 3, 2005	Press Release: Lotto game: wagers total 533.2 million euro in July 2005.
44	August 4, 2005	Press Release: Scratch & Win' lottery wagers top 1 billion euro in the first year of activities.
45	August 4, 2005	Press Release: Arbitration Proceeding On Lotto Concession Expiry.
46	September 5, 2005	Press Release: Lotto game: Wagers total 495 million euro in August 2005.
47	September 5, 2005	Press Release: Conference call: Transition to IAS/IFRS.
48	September 8, 2005	Press Release: Lottomatica Announces FY2004 Results in Accordance with IAS/IFRS Accounting Standards.
49	September 8, 2005	Transition to IAS/IFRS - Restatement of FY04 Results.
50	September 9, 2005	Press Release: Call of the meeting of Noteholders & Notice of Terms.
51	September 12, 2005	Information memorandum relating to the merger of Lottomatica and FinEuroGames S.p.A. into NewGames S.p.A. and relevant attachments.
52	September 22, 2005	Press Release: Merger Lottomatica-FinEuroGames in NewGames EGM.
53	September 22, 2005	Internal Regulation Governing Shareholders' Meetings.
54	September 22, 2005	Minutes of the shareholders' meeting of September 22, 2005.
55	September 23, 2005	Press Release: Conference call First Semester 2005 Results.
56	September 26, 2005	Analyst Meeting: 1H05 Financial Results.
57	September 26, 2005	Press Release: Lottomatica Approves 1h05 Results According To IAS/IFRS Accounting Standards.
58	September 30, 2005	Consolidated Report as of September 30, 2005.
59	October 5, 2005	Press Release: Lotto game: Wagers total 539.3 million euro in September 2005.
60	October 10, 2005	Press Release: Meeting of Noteholders approved today the merger of Lottomatica S.p.A. and FinEuroGames S.p.A into NewGames S.p.A.
61	October 10, 2005	Minutes of Noteholders' Meeting.
62	October 24, 2005	List of Company's Relevant Participations.

Italy Documents

TAB	DATE	TITLE
63	October 28, 2005	Press Release: First 30 days of activities for the Scratch & Win lottery "Miliardario" Wagers reached 50 million euro.
64	November 4, 2005	Press Release: Lotto game: Wagers total 564.1 million euro in October 2005.
65	November 9, 2005	Press Release: Conference call Results Nine months 2005.
66	November 11, 2005	Press Release: Lottomatica approves 9m05 results according to IAS/IFRS accounting standards.
67	November 11, 2005	Analyst Meeting: 9M05 Financial Results ended September 30th 2005.
68	December 7, 2005	Listing prospectus relating to NewGames S.p.A. (now Lottomatica).
69	December 14, 2005	Press Release: Execution of the merger deed by incorporation of Lottomatica S.p.A. and FinEuroGames S.p.A. into NewGames S.p.A.
70	December 14, 2005	Merger deed relating to the merger of Lottomatica and FinEuroGames S.p.A. into NewGames S.p.A.
71	December 16, 2005	Press Release: Arbitration proceeding on lotto concession expiry.
72	December 2005	Code of Internal Dealing, regarding the trading of Lottomatica's and Lottomatica's subsidiaries' shares carried out by insiders.
73	January 4, 2006	Press Release: Lotto game: Wagers total 672.1 million euro in December 2005.
74	January 10, 2006	Press Release: Lottomatica to acquire 100% of Gtech Holdings.
75	January 12, 2006	Press Release: Additional information on the operation of acquisition of GTECH Holdings Corp.
76	January 22, 2006	By-laws of Lottomatica.
77	January 26, 2006	Press Release: Lottomatica SpA: 2006 yearly calendar of company events.
78	February 6, 2006	Press Release: Lottomatica: Entry In The New Market Sector Of E-Money Through Its Subsidiary Cartalis.
79	February 7, 2006	Press Release: Lotto game: Wagers total 653.4 million euro in January 2006.
80	February 24, 2006	Press Release: Stock Option Exercise.
81	March 6, 2006	Press Release: Conference call Invitation Full Year 2005 Results.
82	March 6, 2006	Press Release: Lotto game: Wagers total 643.3 million euro in February 2006.

Italy Documents

TAB	DATE	TITLE
83	March 9, 2006	Press Release: Financial Results FY05
84	March 9, 2006	Analyst Meeting: Financial Results for the year ended December 31, 2005.
85	March 9, 2006	Code of Internal Dealing, regarding the trading of Lottomatica's and Lottomatica's subsidiaries' shares carried out by insiders.
86	March 9, 2006	Internal regulation regarding the guidelines for the treatment and disclosure of confidential information (updated version).
87	March 10, 2006	Notice of Call of Shareholders' Meeting of April 12 or 13, 2006 (as published in two newspapers).
88	March 10, 2006 (to CONSOB) and March 27, 2006	Directors' Reports on the items of the agenda of the Shareholders' Meeting to be held on April 12 or 13, 2006; report on the Company's corporate governance.
89	January 6, 2006 - January 24, 2006	Various internal dealing reports related to the subscription, and in some cases, the sale of the Company's shares arising from stock option plans in favor of the Group's directors and executives.

Luxembourg Documents

90	September 9, 2005	Notice of a meeting to the holders of €360,000,000 4.80% Notes due 2008.
91	September 9, 2005	Notice of Terms of Proposal and Cash Payment.
92	October 10, 2005	Press Release: Noteholders Meeting - Proposal.
93	October 11, 2005	Notice to the holders of those of the €360,000,000 4.8% Notes due 2008 then outstanding.

07/04/2005

Lottomatica Italia Servizi: Top-up services for H3G video mobile phones as well

Rome, July 5, 2005 - Lottomatica Italia Servizi, Lottomatica Group company, announces that, beginning July 6, it will be possible, in collaboration with FIT, Federazione Italiana Tabaccai, to recharge H3G telephone credit cards at over 20,000 tobacconists, bars, bet collection points and stationers who are PUNTOLIS® affiliates and all shops selected and linked to Lottomatica Italia Servizi and Totobit (Lottomatica Group companies) networks.

This network, as a whole, represents the most widespread Italian network for citizen services, effecting, on an annual basis, over 200 million transactions for a value exceeding 2.4 billion Euro.

Until today, the top-up service for mobile phones was already active for the operators TIM, Vodafone and Wind.

Like all other services provided on line, the H3G top-up service is simple and fast; in fact, the customer only needs to communicate the telephone number and the amount to be recharged to the point of sale assistant. The customer receives a receipt which proves the transaction; the transaction is simultaneously communicated to 3 by remote network, which proceeds to credit the top-up on the customer's Video Mobile Phone® immediately and automatically. To date, more than 3.5 million 3 customers already use this pre-paid card.

This service will be active seven days a week, from 6 a.m. to 12.00 p.m., including holidays.

07/05/2005

Lotto game: wagers total 508.1 million euro in June 2005

Rome, July 5, 2005 – During the draws of June 2005, Lotto wagers amounted to 508.1 million euro, compared with 903.6 million euro in the same month of 2004.

In particular, in June 2005 wagers from "core" bets (excluding late numbers) amounted to 448.8 million euro (486.5 million euro in June 2004), whilst wagers from bets on "late numbers" amounted to 59.3 million euro, vs 417.1 million euro in the same period of 2004.

Winnings in June 2005 totalled 228 million euro compared with 1,036.5 million euro in the same period of 2004.

July, 21, 2005

Merger by incorporation of Lottomatica S.p.A. and FinEuroGames S.p.A. into Newgames S.p.A. approved

Merger by incorporation of Lottomatica S.p.A. and FinEuroGames S.p.A. into Newgames S.p.A. approved by the Boards of Directors of Lottomatica S.p.A., FinEuroGames S.p.A. and Newgames S.p.A.

Newgames will take on the name "Lottomatica" adopting Lottomatica's By-Laws and Corporate Bodies

Ensuing strengthening of Lottomatica Group's financial structure

Rome, July 21, 2005 - The Boards of Directors of Lottomatica S.p.A., FinEuroGames S.p.A. and Newgames S.p.A. approved today the planned merger by incorporation of Lottomatica S.p.A. and FinEuroGames S.p.A. into Newgames S.p.A..

The three companies mentioned above are all owned by De Agostini S.p.A.. Lottomatica is the group company active in the games and services sector currently owned by FinEuroGames S.p.A.. wholly owned by De Agostini S.p.A.. The latter was contributed into Newgames S.p.A. on July 14 following an appropriate capital increase resolved upon by Newgames itself.

The merger plan approved has as the purpose to simplify the control of Lottomatica through the elimination of intermediate levels between the reference shareholder, De Agostini S.p.A., and Lottomatica S.p.A., and, for the De Agostini Group, the creation of a single company collecting all the activities in the games and services sector, which will enable more direct planning and achievement of strategic objectives and development plans. The merger will also allow the strengthening of Lottomatica Group's financial structure.

The merger can be summarised as follows:

- Lottomatica and FinEuroGames will be simultaneously merged by incorporation into Newgames;

- Newgames shares will be listed on the Italian stock Exchange, managed by Borsa Italiana, with effect from the effective date of the merger.

Following the merger, the merging company's shareholding will reflect Lottomatica's current one: it is previewed that the control stake (equal to 55.07% of share capital) in the incorporating company will be held directly by De Agostini S.p.A., that will also continue to hold, through the controlled company Nuova Tirrena, a 2.98% stake in the incorporating company.

The exchange ratio has been established in one ordinary share of Newgames, with a par value of € 1.00, per every ordinary share of Lottomatica, with a par value of € 1.00, held by the shareholders other than FinEuroGames.

The cancellation without exchange is envisaged for Lottomatica shares which, on the effective date of the merger, will be held by FinEuroGames, and by Newgames,

as the case may be, as well as for FinEuroGames shares that will be held by Newgames on that same date.

The exchange ratio was determined by taking into account the characteristics of the transaction and of the companies involved (FinEuroGames and Newgames are debt free companies, whose assets are made up almost entirely of direct and indirect equity investment, respectively, in Lottomatica). In defining the above-mentioned exchange ratio within such a transaction with related parties, the Boards of Directors of the three companies made use of the fairness opinion expressed by MCC S.p.A. - Capitalia Gruppo Bancario, in its capacity as financial adviser. It is previewed, moreover, that MCC will take on the role of Sponsor for the listing of Newgames.

The merger does not imply the right to withdraw as, with effect from the effective date thereof, the merging company, Newgames, will adopt by-laws almost identical to the current by-laws of Lottomatica, and the merging company's shares will be listed on the Italian stock Exchange.

The merger plan will be subject to the approval of the three companies shareholders' meetings, in order to complete the merger by the end of the year.

The implementation of the merger will depend on the receipt, by the competent authorities, of the authorisations and other measures required in connection with the succession of the merging company in legal relations currently involving Lottomatica, and other accomplishments and/or authorizations necessary, as per the regulations in force, so that the incorporating company will assume all the bonds in circulation from the effective date of the merger.

The merger falls within the framework of continuity with respect to the current structure and management of Lottomatica. Indeed, with effect from the effective date of the merger, the incorporating company will take on the name "Lottomatica S.p.A.", move the registered office to Rome, Viale del Campo Boario no. 56/D, appoint the same corporate bodies currently in office and adopt by-laws almost identical to those of Lottomatica currently in force.

Please see item number 42 of Schedule I for an English description of this document.

08/03/2005

Lotto game: wagers total 533.2 million euro in July 2005

Rome, August 3rd, 2005 – During the draws of July 2005, Lotto wagers amounted to 533.2 million euro, compared with 815.8 million euro in the same month of 2004.

In particular, in July 2005 wagers from "core" bets (excluding late numbers) amounted to 450.7 million euro (507.0 million euro in July 2004), whilst wagers from bets on "late numbers" amounted to 82.5 million euro, vs 308.8 million euro in the same period of 2004.

Winnings in July 2005 totalled 237.4 million euro compared with 542.4 million euro in the same period of 2004.

08/04/2005

'Scratch & Win' lottery wagers top 1 billion euro in the first year of activities

Winnings in the same period totalled over 550 million euro

Roma, August 4th, 2005 – Lottomatica announces that, in the period June 2004 to June 2005, the new "Scratch & Win" lottery sold more than 640 million tickets, achieving wagers exceeding 1 billion euro.

The significant result is due to the new management of the traditional and instant lotteries by Consorzio Lotterie Nazionali (composed by Lottomatica S.p.A., Scientific Games International Inc., Arianna 2001 S.p.A., Olivetti Tecnost S.p.A. and Servizi Base 2001 S.p.A.), who obtained the licence from AAMS, Amministrazione Autonoma Monopoli di Stato, in 2003.

The key points of the plan to relaunch the Scratch & Win Lottery are based on:

? Product innovation: introduction of a broad and innovative offering of games, differentiated by client segment, with winnings much higher than in the past;

? Security: adoption of an IT system for the output and validation of tickets, guaranteeing maximum safety;

? Impacting advertising: creation of successful campaigns, through heavy investments in advertising on both traditional media and in sales points;

? Effective logistics: handling orders by phone and direct delivery of tickets at sales points.

The range of the games has been recently increased to 8 tickets with "Fai Scopa" and "Super Poker". These new tickets are supported by a modern, innovative advertising and the claim "win frequently, win now".

In particular, players seem appreciate 2€ and 3€ games, as confirmed by the growing popularity of "Las Vegas" game, collecting over 100 million euro, with over 65 million euro winnings in only 4 months.

"The results for the first months of activities are buoyant and encouraging, after the efforts spent in the relaunch of the game – commented Maurizio Santacroce, Lottomatica Business Executive of Traditional and Instant Lotteries,– "In particular, we successfully re-established the interest into the game, overcoming the disaffection. In a very short time we have reached 8 million players, attracted by the quickness of the game and the frequency of winnings – even important prizes."

08/04/2005

ARBITRATION PROCEEDING ON LOTTO CONCESSION EXPIRY

Rome, August 4, 2005 – Lottomatica received today the arbitration issued by the arbitration board appointed by Lottomatica and AAMS, Amministrazione Autonoma Monopoli di Stato, to set an opinion on Lotto concession expiry date. The arbitration board notified that the concession will expiry on 8 June, 2016 and not on 17 April, 2012.

As well-known, in fact, a divergence of interpretation existed on the starting date of the Lotto concession, resolved by the arbitration board. The above mentioned proceeding is provided for by the decree by the Ministry of Finance 17 November, 1993, art. N° 30.

05/09/2005

Lotto game: Wagers total 495 million euro in August 2005

Rome, September 5th, 2005 – During the draws of August 2005, Lotto wagers amounted to 495.0 million euro, compared with 850.3 million euro in the same month of 2004.

In particular, in August 2005 wagers from "core" bets (excluding late numbers) amounted to 434.5 million euro (450.3 million euro in August 2004), whilst wagers from bets on "late numbers" amounted to 60.5 million euro, vs 400.0 million euro in the same period of 2004.

Winnings in August 2005 totalled 317.5 million euro compared with 444.1 million euro in the same period of 2004.

September 5, 2005

Transition to IAS/IFRS

Rome, September 5th, 2005 – Lottomatica S.p.A. is pleased to invite you to join a conference call, to discuss Lottomatica Group transitions to IAS/IFRS principles.

The conference will take place on Thursday, September 8th, 2005

15:00 p.m. (CET) / 14:00 p.m. (GMT)

The speakers are:

ROSARIO BIFULCO, Chairman and CEO

FABIO CELADON, Finance Director

Simona D'Agostino, Investor Relations, will attend the conference call

A slide Presentation will be available at the start of the conference on our web site, www.Lottomatica.it

Dial in:

Italy: + 39 02 802 09 11

UK: + 44 208 7929 750

Please dial in 10 minutes before the conference call starts.

For operator assistance during the conference call, please dial *0.

09/08/2005

LOTTOMATICA ANNOUNCES FY2004 RESULTS IN ACCORDANCE WITH IAS/IFRS ACCOUNTING STANDARDS

Significant increase in 2004 Operating Profit, +18% Strong improvement in 2004 Net Income, +40% Positive impact of 9% on Shareholders' Equity as of December 31, 2004 6% decrease in Net Debt as of December 31, 2004

Rome, September 8, 2005 – Lottomatica S.p.A. announced today to the financial community the restated 2004 consolidated results in accordance with IAS/IFRS International Accounting Standards, that will be adopted by Lottomatica starting from the first half of 2005, as provided by Consob Resolution No. 14990 of April 14, 2005.

Specifically, today's conference call discloses the opening balance sheet as of January 1, 2004, showing the appropriate FTA (First Time Adoption) reserve, the consolidated income statement for FY2004 and the consolidated balance sheet as of December 31, 2004.

Below are shown the main impacts from adoption of IAS/IFRS accounting standards:

- **18.2% meaningful increase in operating profit, Ebit, for 26.1 million Euro (from 143.2 million Euro to 169.3 million Euro);**

- **Strong improvement of 39.9% in net income**, +24.4 million Euro (from 61.2 million Euro to 85.6 million Euro);

- **Shareholders' equity as of December 31, 2004, increasing by 9.2% up to 312.6 million Euro** (from 286.2 million Euro);

- **Net debt as of December 31, 2004, decreasing by 2.6 million Euro, 5.5%** (from 48.4 million Euro to 45.7 million Euro).

As far as the income statement is concerned, the main effect arising out of the adoption of the new accounting standards concern the reversal of goodwill and consolidation differences amortization. **The reversal of goodwill impacted positively on the income statement by approximately 54 million Euro.**

Mention must also be made of the costs expensed to the income statement for the Lottomatica Group's Stock Option Plan, which came to approximately 6.5 million Euro in the 2004 financial year.

In FY2004, Lottomatica also expensed the costs relating to the intangible assets as per IAS 38. The impact of higher costs is equal to approximately 13.5 million Euro that, net of the reversal of amortizations including the part relating to First Time Adoption as of January 1, 2004, determined a negative effect to income statement for approximately 3.9 million Euro.

The recognition of extraordinary items as per Italian GAAP, non-compliant with the IAS/IFRS standards, required the reclassification of extraordinary income and charges by type (equal to net +19.2 in FY2004), with a resulting impact on the gross operating margin, and especially, on net operating margin.

ANALYST MEETING

Transition to IAS/IFRS

Restatement of FY04 Results

September 8th, 2005

GRUPPO LOTTOMATICA giochi e servizi

Disclaimer

This presentation has been prepared by the company solely for the use at analyst meeting.

The purpose of the presentation is to provide a general overview of the impact of the application of IAS/IFRS principles on Lottomatica Group. The information contained in the document is based on the international financial reporting standards as they are known and interpreted today.

International financial reporting standards are subject to ongoing amendments by the International Accounting Standards Board.

Further development of the interpretation of these standards could result in changes in the basis of accounting or presentation of certain items and, accordingly, this financial information is subject to possible change.

This presentation and the results showed herein as impacted by the application of IAS/IFRS have not been audited. IAS/IFRS results, however, have been reviewed by Lottomattica auditors and will be audited simultaneously with the first application of the IAS/IFRS standards, i.e. for the approval of the 2005 half-year financial statements.

Agenda

1. IAS/IFRS Summary

- ✓ Legal Framework
- ✓ Lottomatica accounting options

2. Group Main Changes

- ✓ Group main changes under IAS/IFRS
  - Consolidated Balance Sheet and NFP as of 01.01.04
  - Consolidated Income Statement FY04 – EBITDA, EBIT, Net Income
  - Consolidated Balance Sheet and NFP as of 31.12.04

Appendix

- ✓ Restatements of Consolidated Balance Sheet as of 01.01.04, FY04 Net Income, Consolidated Balance Sheet as of 31.12.04, NFP as of 01.01.04 and as of 31.12.04
- ✓ Detailed Reconciliation Tables
  - Consolidated Balance Sheet as of 01.01.04
  - Consolidated Income Statement FY04
  - Consolidated Balance Sheet as of 31.12.04

Agenda

1. **IAS/IFRS Summary**
   - ✓ Legal Framework
   - ✓ Lottomatica accounting options
2. **Group Main Changes**
   - ✓ Group main changes under IAS/IFRS
     - Consolidated Balance Sheet and NFP as of 01.01.04
     - Consolidated Income Statement FY04 – EBITDA, EBIT, Net Income
     - Consolidated Balance Sheet and NFP as of 31.12.04

Appendix

- ✓ Restatements of Consolidated Balance Sheet as of 01.01.04, FY04 Net Income, Consolidated Balance Sheet as of 31.12.04, NFP as of 01.01.04 and as of 31.12.04
- ✓ Detailed Reconciliation Tables
  - Consolidated Balance Sheet as of 01.01.04
  - Consolidated Income Statement FY04
  - Consolidated Balance Sheet as of 31.12.04

IAS/IFRS Legal Framework

- **LEGAL FRAMEWORK – UE/ITALY:**

  EU Regulation n° 1606, July 2002

  ✓ Mandatory adoption by 2005 for consolidated reports by listed companies

  Consob decision n° 14990 / D.Lgs. 38, February 28, 2005

  ✓ Optional adoption starting from 1Q05 for consolidated reports by listed companies
  ✓ Mandatory adoption for consolidated reports by listed companies from 3Q05
  ✓ Optional adoption in 2005 for separate reports by listed and unlisted companies
  ✓ Mandatory adoption for 2006 separate reports by listed companies

- **LOTTOMATICA IAS/IFRS ADOPTION:**

  ✓ IAS/IFRS adoption for Consolidated Financial Statements starting from 1H05, with IAS/IFRS comparative information for FY04 (FY04 Opening Balance Sheet under IAS/IFRS standards; FY04 Income Statement restated; FY04 Closing Balance Sheet under IAS/IFRS standards)
  ✓ IAS/IFRS adoption for separate Financial Statements (Lottomatica S.p.A. and its subsidiaries) starting from 1Q06

IAS/IFRS Lottomatica accounting options

- **LOTTOMATICA OPTIONAL EXEMPTIONS**

Optional exemptions provided for by IFRS 1 upon first-time application IAS/IFRS (January 1, 2004):

✓ ***Business combinations (IFRS 3)*:**

Lottomatica has applied the purchase method set out in IFRS 3 prospectively, beginning from January 1, 2004

✓ ***Employee benefits (IAS 19):***

Lottomatica chose not to adopt the "corridor approach" to recognize earnings and losses deriving from employee benefits valuations

IAS/IFRS Lottomatica accounting options

- **LOTTOMATICA ACCOUNTING OPTIONS**

Accounting treatments chosen from the accounting options provided for by IAS/IFRS:

✓ **Financial Statement presentation:**

- *Current/Non current* classification has been adopted for the Balance Sheet
- *Classification of expenses by nature* has been adopted for the Income Statement
- *Indirect method* has been adopted for Cash Flow Statement

✓**Accounting treatments chosen from the options provided for by IAS/IFRS:**

- *Inventories (IAS 2)*: Lottomatica adopted the average weighted cost method for paper, FIFO method for top-ups and the specific cost for tickets
- *Property, Plant and Equipment - Intangible Assets (IAS 16-38)*: Lottomatica confirmed the valuation at historical cost recorded in the Balance Sheet and chose to adopt the cost method

✓ **Segment Reporting (IAS 14):**

Primary Segments:

- *GAMES*
- *SERVICES*

IAS/IFRS Lottomatica accounting options

- **LOTTOMATICA – IAS/IFRS MAIN CHANGES**
  - ✓ **Consolidated and separate financial statements (IAS 27)**
    - Broader scope of consolidation has led to the inclusion of Lotto Do Brasil, Lottomatica Argentina, Lottolatino Venezuela, Lis Finanziaria
  - ✓ **Business combinations/Impairment of assets (IAS 36/IFRS 3)**
    - In accordance with IAS/IFRS Goodwill arising from acquisitions is no longer amortized, but it is subject to impairment test at least annually. As a result of the impairment test performed, Lottomatica has confirmed that the goodwill recorded in its books has not been impaired
  - ✓ **Intangible Assets (IAS 38)**
    - Under IAS/IFRS, Start up and Expansion costs, Research and Advertisng costs, internally generated software and other non legally protected intangibles, are expensed, since the requirements for their recognition as intangible assets are not met

IAS/IFRS Lottomatica accounting options

✓ **Share-Based payments: "Stock Options" (IFRS 2)**

- A number of Stock options plans have been adopted by Lottomatica for the benefit of executive directors and managers. The Stock options cost is determined with reference to the fair value of the options as of the grant date and considering the best possible estimate of the number of options that will vest and become exercisable. The share-based payment costs measured as described, is then recognised as expense over the vesting period

Agenda

1. **IAS/IFRS Summary**
   - ✓ Legal Framework
   - ✓ Lottomatica accounting options
2. **Group Main Changes**
   - ✓ Group main changes under IAS/IFRS
     - Consolidated Balance Sheet and NFP as of 01.01.04
     - Consolidated Income Statement FY04 – EBITDA, EBIT, Net Income
     - Consolidated Balance Sheet and NFP as of 31.12.04

Appendix

- ✓ Restatements of Consolidated Balance Sheet as of 01.01.04, FY04 Net Income, Consolidated Balance Sheet as of 31.12.04, NFP as of 01.01.04 and as of 31.12.04
- ✓ Detailed Reconciliation Tables
  - Consolidated Balance Sheet as of 01.01.04
  - Consolidated Income Statement FY04
  - Consolidated Balance Sheet as of 31.12.04

Balance Sheet as of 01.01.04: Main changes


Shareholders' Equity
-1.2%
399.7
395.0
Italian GAAP
IAS/IFRS


Net Debt
-5.1%
169.5
160.8
Italian GAAP
IAS/IFRS

- Non meanigful impact on opening Shareholders' Equity
- Slight decrease of Net Debt (-5.1%)

(€ million)

GRUPPO LOTTOMATICA giochi e servizi

FY04 Income Statement: Main changes


EBITDA
EBIT
Net Result
-9.2%
+18.2%
+39.9%
272.2
247.0
143.2
169.3
61.2
85.6
Italian GAAP
IAS/IFRS
Italian GAAP
IAS/IFRS
Italian GAAP
IAS/IFRS

- Meaningful increase at the Operating Profit level (+18%)
- Bottom line strongly improved (+40%)

(€ million)

GRUPPO LOTTOMATICA giochi e servizi

Balance Sheet as of 31.12.04: Main changes



Shareholders' Equity
+9.2%
286.2
312.6
Italian GAAP
IAS/IFRS



Net Debt
-5.5%
48.4
45.7
Italian GAAP
IAS/IFRS

- Material increase of FY04 Shareholders' Equity (+9.2%)
- Light positive impact on FY04 Net Debt (-5.5%)

(€ million)

GRUPPO LOTTOMATICA giochi e servizi

Shareholders' Equity as of 01.01.04



Delta (4.7)
399.7
(0.3)
(14.9)
1.1
0.1
8.2
1.2
395.0
Scope of consolida-tion
Intangible assets
Provision for risks
Employee benefits
Deffered taxes
Other
Italian GAAP
IAS/IFRS

(€ million)

NFP as of 01.01.04


Delta +8.7
(169.5)*
12.0
(5.7)
2.2
0.2
(160.8)
Scope of consolidation
Discontinued operations
Bond
Other
Italian GAAP
IAS/IFRS

Note (*): Restated -0.8 m€ following to different IAS/IFRS classifications

(€ million)

EBITDA FY04



Delta (25.2)
272.2
(4.7)
(13.5)
(6.5)
(0.4)
247.0
Restatement of Extraordinary charges
Intangible assets
Stock Options
Employee benefits
Italian GAAP
IAS/IFRS

(€ million)

EBIT FY04



Delta +26.1
143.2
(25.2)
(15.5)
9.6
54.1
(0.5)
3.6
169.3
Italian GAAP
EBITDA
Restatement of Extraordinary charges
Intangible amortization
Goodwill
Provision for risks
Restateme-nt of Bond/ Derivatives
IAS/IFRS

(€ million)

Net Income FY04


Delta +24.4
61.2
26.1
19.2
(2.6)
(18.3)
85.6
EBIT
Extraordinary charges
Restatement of Bond/ Derivatives /Financials
Defferred taxes
Italian GAAP
IAS/IFRS

(€ million)

Shareholders' Equity as of 31.12.04


Delta +26.4
286.2
(7.6)
9.4
24.4
0.9
(0.7)
312.6
Italian GAAP
FTA Reserve
Stock Option Reserve
Net Income FY04
Minorities
Other
IAS/IFRS

(€ million)

NFP as of 31.12.04


Delta +2.7
(48.4)
0.5
Scope of consolidation
2.1
Bond
0.1
Other
(45.7)
Italian GAAP
IAS/IFRS

(€ million)

Agenda

1. **IAS/IFRS Summary**
   - ✓ Legal Framework
   - ✓ Lottomatica accounting options
2. **Group Main Changes**
   - ✓ Group main changes under IAS/IFRS
     - Consolidated Balance Sheet and NFP as of 01.01.04
     - Consolidated Income Statement FY04 – EBITDA, EBIT, Net Income
     - Consolidated Balance Sheet and NFP as of 31.12.04

Appendix

- ✓ Restatements of Consolidated Balance Sheet as of 01.01.04, FY04 Net Income, Consolidated Balance Sheet as of 31.12.04, NFP as of 01.01.04 and as of 31.12.04
- ✓ Detailed Reconciliation Tables
  - Consolidated Balance Sheet as of 01.01.04
  - Consolidated Income Statement FY04
  - Consolidated Balance Sheet as of 31.12.04

Balance Sheet 01.01.04 – Restatement

Balance Sheet 01/01/2004	Shareholders' Equity
Italian GAAP	399.7
Scope of consolidation	(0.2)
Intangible assets	(14.9)
Provisions for risks and charges	1.1
Employee benefits	0.1
Deferred taxes	8.2
Other	1.1
IAS/IFRS	395.0

Note: Intangible assets mainly relate to Start up and Expansion costs (7.0 m€) and to software internally developed (5.6 m€)

(€ million)

Income statement FY04 - Restatement

Income Statement 2004	Net Income
Italian GAAP	61.2
Intangible assets	(13.5)
Stock options	(6.5)
Intangible assets amortization	9.6
Goodwill amortization	54.1
Provisions for risks and charges	(0.6)
Employee benefits	(0.4)
Deferred taxes	(18.3)
IAS/IFRS	85.6

Note: Intangible assets include Adverting costs for 6.4 m€ relating to Instant & Traditional Lotteries

Stock options plan determined a charge to income statement of 6.5 m€

Goodwill amortization includes 49 m€ relating to the merger difference Tyche-Lottomatica

(€ million)

Balance Sheet 31.12.04 - Restatement

Balance Sheet 31/12/2004	Shareholders' Equity
Italian GAAP	286.2
Scope of consolidation	(0.2)
Intangible assets	(28.4)
Goodwill amortization	54.1
Intangible amortization	9.6
Provisions for risks and charges	0.5
Employee benefits	(0.4)
Deferred taxes	(10.1)
Other	1.3
IAS/IFRS	312.6

(€ million)

NFP 01.01.04 / 31.12.04 - Restatement

Cash Flow 01/01/2004	NFP
Italian GAAP	(169.5)
Scope of consolidation	12.0
Discontinued operations**	(5.7)
Bond riclassification (IAS 32/39)	2.2
Other	0.2
IAS/IFRS	(160.8)

Cash Flow 31/12/2004	NFP
Italian GAAP	(48.4)
Scope of consolidation	0.5
Bond riclassification (IAS 32/39)	2.1
Other	0.1
IAS/IFRS	(45.7)

Note (*): Restated -0.8 m€ following to different IAS/IFRS classifications

(**): Restatement relating to the company GBC, as per IFRS 5

(€ million)

GRUPPO LOTTOMATICA giochi e servizi

Balance Sheet 01.01.04 – Detailed Reconciliation

Balance Sheet	01/01/04 Ita GAAP	IFRS 5	IAS 1	IAS 38	IAS 12	IFRS 2	IAS 19	IAS 37	IAS 32/39	Other	*Total IAS/IFRS*	01/01/04 IAS/IFRS
Non-current Assets	750.0	(58.2)	(3.2)	(14.9)	8.4				(1.7)		*(81.7)*	659.9
Current Assets	316.7	58.2	(0.2)						(1.0)		*59.1*	384.2
TOTAL ASSETS	**1,066.7**	**-**	**(3.4)**	**(14.9)**	**8.4**	**-**	**-**	**-**	**(2.6)**	**-**	***(22.6)***	**1,044.1**
Share capital	87.5											87.5
Reserves	299.6					3.0					*3.0*	302.5
Reserve FTA	-			(14.9)	8.2	(3.0)	0.1	1.1		1.1	*(7.6)*	(7.6)
Net income/Results carried over	12.6											12.6
Shareholders' Equity	**399.7**	**-**	**-**	**(14.9)**	**8.2**	**-**	**0.1**	**1.1**	**-**	**1.1**	***(4.6)***	**395.0**
Minority interests	3.8	(2.3)								(0.1)	*(2.6)*	1.[illegible]
Total Shareholders' Equity	**403.5**	**(2.3)**	**-**	**(14.9)**	**8.2**	**-**	**0.1**	**1.1**	**-**	**1.0**	***(7.2)***	**396.3**
Long-term Liabilities	373.8	(2.6)			0.3		(0.1)	(1.1)	(2.6)		*(5.64)*	368.1
Current Liabilities	289.5	4.9	(3.4)							(1.0)	*(9.8)*	279.7
TOTAL LIABILITIES	**663.2**	**2.3**	**(3.4)**	**-**	**0.3**	**-**	**(0.1)**	**(1.1)**	**(2.6)**	**(1.0)**	***(15.5)***	**647.8**
TOTAL SHAREHOLDERS' EQUITY and LIABILITIES	**1,066.7**	**-**	**(3.4)**	**(14.9)**	**8.4**	**-**	**-**	**-**	**(2.6)**	**-**	***(22.6)***	**1,044.1**

Note: Restatement as per IFRS 5 relates to the company GBC

(€ million)

Income statement FY04 – Detailed Reconciliation

Income Statement	2004 Ita GAAP	IAS 1	IAS 18	IAS 36/ IFRS 3	IAS 38	IAS 12	IFRS 2	IAS 19	IAS 37	IAS 32/39	*Total IAS/IFRS*
Gross Revenues	1,235.2		(648.7)								*(648.7)*
Net Revenues	**586.4**	**(0.7)**									***(0.7)***
Costs for goods and services	(882.8)	(0.4)	648.7		(13.5)						*634.8*
Personnel costs	(56.1)	(3.3)					(6.5)	(0.4)			*(10.1)*
Other costs	(24.1)	(0.4)									*(0.4)*
EBITDA	**272.2**	**(4.7)**	**-**	**-**	**(13.5)**	**-**	**(6.5)**	**(0.4)**	**-**	**-**	***(25.1)***
EBITDA margin %	***46.4%***										
Amortization of goodwill	(54.1)			54.1							*54.1*
Depreciation and amortization	(66.6)	(5.9)			9.6					0.3	*4.0*
Provisions	(8.2)	(9.7)							(0.6)	3.3	*(7.0)*
EBIT	**143.2**	**(20.3)**	**-**	**54.1**	**(3.9)**	**-**	**(6.5)**	**(0.4)**	**(0.6)**	**3.6**	***26.0***
EBIT margin %	***24.4%***										
Financial income (charges)	(13.5)	1.1								(3.6)	*(2.6)*
Extraordinary income (charges)	(19.2)	19.2									*19.2*
Pre tax Profit	110.5	(0.1)	-	54.1	(3.9)	-	(6.5)	(0.4)	(0.6)	-	*42.6*
Taxes	(49.3)	(0.6)				(18.3)					*(18.9)*
Net income/loss from assets held for sale	-	0.7									*0.7*
Net Income	**61.2**	**-**	**-**	**54.1**	**(3.9)**	**(18.3)**	**(6.5)**	**(0.4)**	**(0.6)**	**-**	***24.5***
Net Income margin %	***10.4%***										
Minorities	0.5				(0.9)						*(0.9)*

Note: Restatement of Derivative financial instruments from Provisions to Financial charges

Restatement of Relevant discount on Bond from Extraordinary charges to Financial charges

Restatement as per IAS 1 including -19.2 of Extraordinary income and charges (Costs for goods and services, Personnel costs, Other costs, Depreciation and amortizazion, Provisions, e.g. Antitrust charge of 9.0 m€, Financial income)

(€ million)

Balance Sheet 31.12.04 – Detailed Reconciliation

Balance Sheet	31/12/04 Ita GAAP	IFRS 1	IAS 27	IAS 1	IAS 36/ IFRS 3	IAS 38	IAS 12	IFRS 2	IAS 19	IAS 37	IAS 32/39	*Total IAS/IFRS*	31/12/04 IAS/IFRS
Non-current Assets	593.5	(9.2)	(0.5)	(0.6)	54.1	(3.9)					0.3	*40.2*	633.6
Current Assets	526.8	(0.2)	0.7	(0.1)							(0.8)	*(0.3)*	526.6
TOTAL ASSETS	1,120.3	**(9.4)**	**0.2**	**(0.6)**	**54.1**	**(3.9)**	**-**	**-**	**-**	**-**	**(0.4)**	***39.9***	1,160.2
Share capital	88.9												88.9
Reserves	136.5	3.0					(0.2)	6.5				*9.3*	145.7
Reserve FTA	0.0	(7.6)		(0.5)								*(8.1)*	(8.1)
Net income	60.7				54.1	(2.9)	(18.3)	(6.5)	(0.4)	(0.6)		*25.4*	86.1
Shareholders' Equity	286.2	**(4.6)**	**-**	**(0.5)**	**54.1**	**(2.9)**	**(18.5)**	**-**	**(0.4)**	**(0.6)**	**-**	*26.5*	312.6
Minority interests	6.0	(0.3)				(1.0)						*(1.3)*	4.8
Total Shareholders' Equity	292.1	**(4.9)**	**-**	**(0.5)**	**54.1**	**(3.9)**	**(18.5)**	**-**	**(0.4)**	**(0.6)**	**-**	*25.3*	317.3
Long-term Liabilities	395.8	(2.5)	0.0	0.0			18.4		0.4	0.6	(3.7)	*13.2*	409.0
Current Liabilities	432.4	(2.0)	0.2	(0.1)							3.3	*1.5*	433.8
TOTAL LIABILITIES	828.2	**(4.5)**	**0.2**	**(0.1)**	**-**	**-**	**18.4**	**0.0**	**0.4**	**0.6**	**(0.4)**	*14.6*	842.8
TOTAL SHAREHOLDERS' EQUITY and LIABILITIES	1,120.3	**(9.4)**	**0.2**	**(0.6)**	**54.1**	**(3.9)**	**-**	**-**	**-**	**-**	**(0.4)**	***39.9***	1,160.2

(€ million)

GRUPPO LOTTOMATICA giochi e servizi

Contacts

LOTTOMATICA S.P.A.

Rosario Bifulco – Chairman and CEO

Fabio Celadon - *Finance Director*

Simona D'Agostino - *Investor Relations*

09/09/2005

Call of a Meeting of the holders of €360,000,000 4.80 per cent. Notes due 2008 (ISIN Code: XS0182313527)

Cash payment to the holders of the Notes

Rome, September 9th, 2005 – Lottomatica communicates that today, by a notice of call published, among others, in Il Sole 24 Ore and d'Wort, a Meeting of the holders of its €360,000,000 4.80 per cent. Notes due 2008 (ISIN Code: XS0182313527), has been convened.

The Meeting of the Noteholders will be held on October 10th, 2005, on first call and, if the Meeting is adjourned, on October 13rd 2005 for the first adjournment and on October 17th 2005 for the second adjournment, respectively.

The call of the Meeting of the Noteholders follows the call of the Extraordinary Shareholders' Meeting of Lottomatica convened for September 22nd, 2005 and September 23rd, 2005, on first call and second call, respectively, for the purpose of approving the project of merger of Lottomatica, together with Fineurogames S.p.A., with and into its NewGames S.p.A. Noteholders are asked to approve the merger and certain other waivers to the Terms and Conditions of the Notes, for the purpose of the implementation of the merger.

Subject to the proposed resolutions being passed at the Meeting of Noteholders, Lottomatica will pay to all Noteholders an una tantum cash payment of 0.30% of the principal amount of the outstanding Notes.

For any further information please refer to the notice of call of the Meeting published in Il Sole 24 Ore and d'Wort, on September 9th, 2005.

Please see item number 51 of Schedule I for an English description of this document.

09/22/2005

Merger by incorporation of Lottomatica S.p.A. and FinEuroGames S.p.A. into Newgames S.p.A. approved by the Extraordinary Shareholders' Meetings of Lottomatica S.p.A., FinEuroGames S.p.A.

NewGames S.p.A Ordinary Shareholders' Meeting resolved to apply for the company's ordinary shares to be listed on the Italian stock Exchange following the listing of Lottomatica shares

Rome, September 22, 2005 - De Agostini S.p.A. and Lottomatica S.p.A. announce that today's Extraordinary Shareholders' Meeting of Lottomatica S.p.A. approved today the planned merger by incorporation of Lottomatica S.p.A. and FinEuroGames S.p.A. into Newgames S.p.A., while the Extraordinary Shareholders' Meetings of FinEuroGames S.p.A. and Newgames S.p.A. did so on September 21.

The merger plan had previously been drawn up by the respective board of directors of the companies above and approved by them on July 21, 2005.

Again on September 21, 2005, the Ordinary Shareholders' Meeting of NewGames S.p.A. was held to resolve, inter alia, to apply for the company's ordinary shares to be listed on the Italian stock Exchange of Borsa Italiana S.p.A., following the listing of Lottomatica shares, and with effect from the effective date of the merger, including as to start trading securities.

The merger falls within the framework of continuity with respect to the current structure and management of Lottomatica.

Following the merger, the merging company's shareholding will actually reflect Lottomatica's current one, except for the control stake (equal to 55.07% of share capital) in the merging company which will be held directly - and not indirectly - by De Agostini S.p.A., that will also continue to hold, through the controlled company Nuova Tirrena, a further 2.98% stake in the merging company.

Moreover, with effect from the effective date of the merger, the merged company will adopt by-laws almost identical to those of Lottomatica currently in force, including the name "Lottomatica S.p.A.", move the registered office to Rome, Viale del Campo Boario no. 56/D and appoint the same corporate bodies of Lottomatica currently in office.

The exchange ratio has been confirmed in one ordinary share of Newgames, with a par value of € 1.00, per every ordinary share of Lottomatica, with a par value of € 1.00, held by the shareholders other than FinEuroGames. Lottomatica shares will be cancelled without exchange, which, on the effective date of the merger, will be held by FinEuroGames, and by Newgames, as the case may be, as well as for FinEuroGames shares that will be held by Newgames on that same date.

De Agostini S.p.A. and Lottomatica S.p.A. confirm, finally, the aim to complete the merger by the end of the year.

Please see item number 53 of Schedule I for an English description of this document.

Please see item number 54 of Schedule I for an English description of this document.

09/23/2005

Conference call First Semester 2005 Results Conference call First Semester 2005 Results Conference call First Semester 2005 Results

Rome, September 23rd, 2005 – Lottomatica S.p.A. is pleased to invite you to join a conference call, to discuss Lottomatica Group First Semester 2005 Results

The conference will take place on Monday, September 26th, 2005

16:00 p.m. (CET) / 15:00 p.m. (GMT)

The speakers are:

ROSARIO BIFULCO, Chairman and CEO

FABIO CELADON, Finance Director

Simona D'Agostino, Investor Relations, will attend the conference call

A slide Presentation will be available at the start of the conference on our web site, www.Lottomatica.it

Dial in:

Italy: + 39 02 802 09 11

UK: + 44 208 7929 750

Please dial in 10 minutes before the conference call starts.

For operator assistance during the conference call, please dial *0.

ANALYST MEETING

1H05 Financial Results

Rome, September 26th, 2005

GRUPPO LOTTOMATICA giochi e servizi

Agenda

1. 1H05 Key Highlights
2. 1H05 Financial Results
3. Main events after 1H05
4. Q&A

Agenda

1. 1H05 Key Highlights
2. 1H05 Financial Results
3. Main events after 1H05
4. Q&A

Key Highlights 1H05



REVENUES
-1.7%
323.2
317.8
1H04
1H05



EBITDA
+1.9%
167.9
171.1
1H04
1H05

	1H04	1H05
Normalised Ebitda	70.0	150.4
Average fee %	4.23%	5.92%
Ebitda %	52.0%	53.9%
Normalised Ebitda %	31.1%	50.6%

- 1H05 Revenues roughly in line with 1H04
- Increased EBITDA yoy and improved EBITDA margin

Figures in € million

Key Highlights 1H05



EBIT
+12.0%
132.6
148.5
1H04
1H05



NET INCOME
+18.8%
72.4
86.1
1H04
1H05

- Meaningful rise at the Operating Profit level (+12%)
- Bottom line strongly improved (+19%)

Figures in € million

Shareholding structure


35.18%
55.07%
6.76%
2.98%
Fineurogames
Nuova Tirrena
Institutional Investors
Free Float

Shareholding structure last (September 2005)
- TSO equal to 89,009,280
- Institutional Investors including: FMR Corp. (2.57%), Lazard Asset Manag. (2.19%), Centaurus Capital (2.01%)

- As of May 9, 2005 Toro sold 7.0% stake to Mediobanca, as of the same date, De Agostini entered into a total return equity swap expiring March 31, 2006

GRUPPO LOTTOMATICA giochi e servizi

Share price performance



34.0
32.0
30.0
28.0
26.0
24.0
22.0
20.0
Per Share Price (Euro)
3000000
2500000
2000000
1500000
1000000
500000
0
Volume
Lottomatica 13.8%
SP/MIB 10.4%
03-Jan-05
30-Jan-05
27-Feb-05
27-Mar-05
23-Apr-05
21-May-05
18-Jun-05
15-Jul-05
12-Aug-05
09-Sep-05

Source: Bloomberg data (Price Last)

- **Share price outperforming main Italian index**
- **Average price six months as of 30.06.05 equal to 28.01, after 1.7 € dps (2.4 €bn Mkt cap)**
- **2.7 €bn Mkt Cap in September 2005**

Agenda

1. 1H05 Key Highlights
2. 1H05 Financial Results
3. Main events after 1H05
4. Q&A

1H05 Results by segment

Segments	Revenues		EBITDA	
(€ million)	1H04	1H05	1H04	1H05
Lotto	285.1	252.6	175.4	163.0
Scratch & Win	4.0	22.6	1.5	7.6
Other Games	6.2	7.7	(0.3)	2.4
Gaming machines	0.0	3.6	(0.3)	0.2
Services	25.2	28.3	13.3	16.6
Unallocated items*	2.7	3.0	(21.7)	(18.7)
Total	323.2	317.8	167.9	171.1

Note (*): Comprises other revenues and corporate overhead

1H05 Lotto and Scratch & Win



LOTTO WAGERS
-11.4%
4,425.2
3,919.6
1,401.1
974.1
-30.5%
3,024.1
2,945.4
-2.6%
1H04
1H05
Core base
Late numbers



S&W WAGERS
+448.3%
592.3
108.0
1H04
1H05

Tickets	74.4m	361.7m
Aver. price	1.45€	1.64€

Note: 1H04 AAMS management: 78.3 m€ with 52.2 m tickets

Figures in € million

1H05 Services

SERVICES REVENUES


+24.4%
25.2
28.3
4.2
1.6
0.6
5.3
13.5
3.9
1.9
0.6
5.1
16.8
1H04
1H05
Other
Ticketing
TV license
Car road tax
Top up cards

- Revenues up over 24%
- 98 million top ups sold (vs 88 in 1H04)
- EBITDA +25% (approx. 59% margin from 53%)

Figures in € million

Revenues 1H05 vs 1H04


delta -5.4
323.2
-32.5
18.6
3.6
1.5
3.1
0.3
317.8
1H04
Lotto
S&W
Gaming machines
Other games
Services
Other
1H05

Figures in € million

OPEX 1H05 vs 1H04



delta -8.6
155.3
-16.7
-7.5
15.6
146.7
1H04
Savings*
Delta volumes Lotto/Sports Games
New business
1H05

Note (*): Mainly Network and Maintenance costs

Figures in € million

EBITDA 1H05 vs 1H04



delta +3.2
167.9
-12.4
6.1
0.5
3.3
5.7
171.1
1H04
Lotto
Scratch & Win
Gaming machines
Services
Other games/ Unallocated items
1H05

Figures in € million

1H05 Consolidated Income Statement

Income Statement	1H04	1H05
Revenues	323.2	317.8
Opex	(155.3)	(146.6)
EBITDA	167.9	171.1
EBITDA margin %	*52.0%*	*53.9%*
Depreciation / Provisions	(35.3)	(22.7)
EBIT	132.6	148.5
EBIT margin %	*41.0%*	*46.7%*
Financial income (charges)	(8.2)	(4.7)
Net Income	72.4	86.1
Net Income margin %	*22.4%*	*27.1%*

Figures in € million

1H05 Consolidated Income Statement ITA/IAS

1H2005		Restatements		
Income Statement	1H05 ITA GAAP	***Adjustments***	***Different classifications***	1H05 IAS/IFRS
Revenues	726.2	-	*(408.4)*	317.8
Opex	(541.6)	*(3.6)*	*398.5*	(146.7)
EBITDA	184.6	*(3.6)*	*(9.9)*	171.1
Goodwill/Depreciations/ Provisions	(56.2)	*31.5*	*1.9*	(22.7)
EBIT	128.4	*27.9*	*(7.8)*	148.5

1H2004		Restatements		
Income Statement	1H04 ITA GAAP	***Adjustments***	***Different classifications***	1H04 IAS/IFRS
Revenues	623.3	*1.4*	(301.4)	323.2
Opex	(439.1)	*(11.3)*	*295.1*	(154.7)
EBITDA	184.1	*(9.9)*	*(6.3)*	167.9
Goodwill/Depreciations/ Provisions	(60.0)	*31.2*	*(6.5)*	(35.3)
EBIT	124.2	*21.3*	*(12.7)*	132.6

Figures in € million

Cash Flow and NFP as of June 30, 2005

CASH FLOW - NFP	FY04	1H05
Initial NFP	(160.8)	(51.3)
Cash Flow from Operations	250.5	83.9
Capex	(40.1)	(14.1)
Investments	64.5	(0.3)
Dividends	(177.6)	(151.0)
Other	12.2	6.9
Closing NFP	**(51.3)**	**(126.1)**

Figures in € million

Balance Sheet as of June 30, 2005

Balance Sheet	FY04	1H05
Non current assets	576.1	567.2
Net Working Capital	(207.5)	(185.3)
Net Invested Capital	368.6	381.9
Shareholders' Equity	317.3	255.8
NFP	51.3	126.1
Sharehold. Equity and NFP	368.7	381.9

Figures in € million

Agenda

1. 1H05 Key Highlights
2. 1H05 Financial Results
3. Main events after 1H05
4. Q&A

Lotto and Scratch & Win as of 31.08.05


LOTTO WAGERS
-18.8%
6,091.3
4,947.7
2,110.0
1,117.2
3,981.3
3,830.6
31.08.04
31.08.05
Core base
Late numbers


S&W WAGERS
+296.6%
781.0
196.9
31.08.04
31.08.05

Tickets	**138.6m**	**473m**
Aver. price	**1.42€**	**1.65€**

Note: AAMS management: 78.3 m€ with 52.2 m tickets

Figures in € million

Other Main Events

- **Services**
  - Continuous increase of Revenues in line with 1H05 trend
  - Launch of new Stamp duties business
  - As of September 8, 2005 a new company "Carta LIS S.p.A." has been set up to develop Store value segment
- **Lotto**
  - Expiry of Lotto concession in 2016. Notification by the appointed arbitration committee that the concession will expiry on 8 June, 2016 and not on 17 April, 2012
  - Lotto wagers not to be compared to last year exceptional level (Late number wagers totalled 4.2 bn € in 2H out of 5.7 €bn in full year)
- **Scratch & Win**
  - Launch of 5 euro ticket

Contacts

LOTTOMATICA S.P.A.

Rosario Bifulco – Chairman and CEO

Fabio Celadon - *Finance Director*

Simona D'Agostino - *Investor Relations*

09/26/2005

LOTTOMATICA APPROVES 1H05 RESULTS ACCORDING TO IAS/IFRS ACCOUNTING STANDARDS

Revenues of 317.8 million Euro EBITDA of 171.1 million Euro, in line with 1H04 EBIT growing by 12%, totalling 148.5 million Euro Strong rise in net income to 86.1 million Euro (+19% compared to June 30, 2004)

Rome, September 26, 2005 – The Board of Directors of Lottomatica S.p.A., chaired by Mr. Rosario Bifulco, approved today the consolidated figures for the 1st half of 2005, the first results according to the international accounting standards.

Consolidated Income Statement (€/mil)	30 June 2005	delta %	30 June 2004
Revenues	317,8	-1,7%	323,2
EBITDA	171,1	+1,9%	167,9
EBITDA %	**53,9%**		**52,0%**
EBIT	148,5	+12,0%	132,6
EBIT %	**46,7%**		**41,0%**
Net income	86,1	+18,8%	72,4

Consolidated revenues totalled 317.8 million Euro in the first half of 2005, inching downwards over the corresponding period of 2004 due to lower Lotto wagers. This drop was almost fully recovered by the continued growth in the Services sector and by new businesses in the Games sector, in particular the Scratch & Win lottery, recording roughly one billion Euro of volume collected as of June 30, 2005 in 12 months of activity.

Lotto wagers totalled 3,920 million Euro in the 1st half of the year, compared to 4,425 million Euro in the same period of 2004. Specifically, the drop is attributable to lower wagers for Late Numbers, totalling 974 million Euro compared to 1,401 Euro in the corresponding period of 2004. Revenues for Lottomatica total 252.6 million Euro, compared to 285.1 million Euro as of June 30, 2004. Following the outstanding levels of wagers on the "late number" 53 recorded in the first two months of this year, Lotto wagers returned to the levels of the previous years. On the other hand, comparison with last year's figures becomes less and less significant, since 2004 scored the highest wagers ever collected, thanks to the late number "8" on the Palermo wheel in the second quarter and then the "53" on the Venice wheel in the second half-year.

Volume collected for the **Scratch & Win** instant lotteries **recorded an extremely**

positive performance, equal to over 592 million Euro, with approximately 362 million tickets sold (1 billion Euro of volume collected over the 12 months of the Lottomatica management as of June 30, 2004, with over 640 million tickets sold). Mention must also be made of the continued increase in the average price, thanks to the preference shown in the 2 and 3 Euro tickets.

Services net revenues amounted to 28.3 million Euro, growing by 12.3% compared to the 1H04. The further development of this business is mostly due to the increased sales of top-ups for mobile telephones equal to approximately 98 million top-ups compared to 88 million as of June 30, 2004, and to the increase in their average denomination. In any case, interesting developments are expected from the launch of stamp duties in June and from the performance of the bill payment business.

Margins posted an extremely positive trend. Despite lower Lotto revenues, **EBITDA slightly improved in the 1st half of the year, totalling 171.1 million Euro** (compared to 167.9 million Euro in 1H04). This was mainly due to the increasingly effectiveness of management operations and to the profitable performance of the Scratch & Win Lottery and Services businesses.

EBIT amounted to 148.5 million Euro, growing by 12% compared to the same period of 2004.

Consolidated Financial Statements as of June 30, 2005, show a net income equal to 86.1 million Euro (72.4 million Euro as of June 30, 2004), showing an increase of approximately 19%. Take note that the net income benefits from the adjustments made in accordance with the international accounting standards.

The Group's net debt position totalled -126.1 million Euro as of June 30, 2005, following the distribution of a total dividend of 151.3 million Euro.

"Based on the international accounting standards, these first results are in line with our expectations, and substantiate the effective efforts made to improve the management operations and the positive trend in the Services and Scratch & Win Lottery businesses – **said Mr. Rosario Bifulco, Chairman and Managing Director of Lottomatica** –. "We are confident of reaching our targets of increase in profitability for FY05, notwithstanding the expected slowdown in Lotto wagers in the third quarter compared to the results for the corresponding period of 2004".

GRUPPO LOTTOMATICA giochi e servizi

NINE MONTHS CONSOLIDATED REPORT

as of September 30, 2005

Company name	**Lottomatica - Società per azioni**
Fiscal Code	03285890962
Date of registration	December 19, 2002
Share capital	€ 89,009,280.00 Subscribed € 96,030,690 represented by No. 89,009,280 shares with a par value of € 1 each
Registered Office	Rome - Viale del Campo Boario 56/d

Board of Directors :

Chairman and Managing Director	Rosario *BIFULCO*
General Manager	Marco *SALA*
Board Members	Paolo *AINIO* Antonio *BELLONI* Marco *BOROLI* Pietro *BOROLI* Sabino *CASSESE* Pier Luigi *CELLI* Paolo *CERETTI* Marco *DRAGO* Roberto *DRAGO* Lorenzo *PELLICIOLI* Severino *SALVEMINI* Antonio *TAZARTES*

Executive Committee:

Chairman	Rosario *BIFULCO*
Board Members	Antonio *BELLONI* Paolo *CERETTI* Marco *DRAGO* Lorenzo *PELLICIOLI* Marco *SALA* Antonio *TAZARTES*

Board of Statutory Auditors :

Chairman	Francesco *MARTINELLI*
Regular Members	Paolo Andrea *COLOMBO* Angelo *GAVIANI*
Substitute Members	Giulio *GASLOLI* Marco *SGUAZZINI VISCONTINI*
Independent Auditors	Reconta Ernst & Young

MANAGEMENT REPORT

APPLICATION OF IAS/IFRS STANDARDS

Up to December 31, 2004, Lottomatica has been preparing its consolidated financial statements and other interim reports (quarterly and half-year reports) according to Italian accounting standards. From the first six months of 2005, Lottomatica Group's financial and economic results for the first half of 2005 and the comparative data from earlier periods have been drawn up in accordance with IAS/IFRS standards, as provided by the Issuers' Regulations No. 11971 of May 14, 1999, as amended and supplemented. As far as the annual accounts are concerned, the same standards will be adopted from 2006.

Annex 1, "Transition to IAS/IFRS standards", attached to the First Half Report as of June 30, 2005, as approved by the Board of Directors of Lottomatica on September 26, 2005, provided details:

1. the accounting options adopted by Lottomatica Group;
2. the accounting treatments chosen in the context of the accounting options contained in IAS/IFRS;
3. the statements of reconciliation between the consolidated shareholders' equity according to the previous accounting standards and the shareholders' equity recognised in accordance with IAS/IFRS at the following dates:
   - date of transition to IAS/IFRS (January 1, 2004);
   - closing date of the last financial year whose financial statements have been prepared in accordance with the previous accounting standards (December 31, 2004);
4. statements of reconciliation between the economic result shown in the last financial statements drawn up according to the previous accounting standards (2004 financial year) and the result deriving from the application of IAS/IFRS for the same financial year;
5. comments on the main changes made to the cash-flow statement following the introduction of the new accounting standards;
6. consolidated IAS/IFRS balance sheets as of January 1, 2004, and December 31, 2004, and the consolidated IAS/IFRS income statement for the financial year ended December 31, 2004, with the relevant comments.

Lottomatica Group Shareholders

Lottomatica S.p.A. Shareholding structure


33.09%
55.07%
8.85%
2.98%
Fineurogames
Nuova Tirrena
Institutional Investors
Free Float

De Agostini Group: Fineurogames, Nuova Tirrena
Institutional Investors: Fidelity 4.653%, Lazard Asset Management 2.193%, Centaurus Capital 2.007%

Share Capital as of 30.09.2005:	Euro 89,009,280
Ordinary shares:	no. 89,009,280 with a par value of € 1 each

Note: Shareholders as recorded by Consob as of 28.10.2005. Note: For a more faithful and accurate representation of the share structure, the Consob information received after the end of the third quarter have been incorporated

Lottomatica stock was admitted to the S&P/MIB index, effective from March 21, 2005. This index includes 40 stocks selected among those issued by the main Italian listed companies, based on the ranking of all listed stocks, firstly taking into account the relevant sector, then their liquidity, and the market capitalisation utilising the free float criterion.

On May 9, 2005, Toro Assicurazioni S.p.A., a company wholly-owned by De Agostini S.p.A., sold 7% stake of Lottomatica to Mediobanca. De Agostini S.p.A., intending to maintain unaltered the Group's overall exposure to the stock , signed a Total Return Equity Swap agreement with Mediobanca S.p.A., concerning a number of Lottomatica shares equivalent to the number of shares transferred by Toro Assicurazioni S.p.A.. The agreement will expire on March 31, 2006.

Stock Market Trend
The strong recovery of the capital markets witnessed in 2004 has continued to drive the main international markets until the beginning of 2005. Beginning in mid-February the trend gradually reversed, mainly following the rise in interest rates. Even investors who had focused on the most defensive sectors began to cash in their profits. This trend is also apparent on the Italian market; the stocks most affected were those most sensitive to fluctuations over the previous months. However, the

decline in Stock Exchange lists did not last long. From June onwards, the European stock exchange lists in particular staged a rally, arriving at the previous maximum highs by July, recording an improved performance with respect to the American indices. Italy enjoyed a similar, though more moderate trend than other European stock exchanges, such as Austria, Germany, Norway, Spain and France. The more defensive stocks drew greater benefits from the current competitive scenario, especially oil shares, thanks also to the constant rise in crude oil prices.

Lottomatica stock in the three quarters as of September 30, 2005

After a strong performance in 2004, Lottomatica stock peaked in February, then returned to the levels of early 2005 after distributing a dividend of € 1.70 per share in April 2005. Dividend yield, exceeding 6%, was among the highest in the Italian Stock Exchange.

Lottomatica stock, together with the main Italian and in line with the main European indices, performed particularly well, once again, from July 2005. The stock shot up by 17.1% from January 1 to September 30, 2005, higher than the domestic reference index (S&P/Mib, +12.2%).
The average price of the stock over the nine months was € 28.52. More than 74 million shares were traded in the period, with a daily average of 383,578 shares traded.

Other major stocks within the Leisure, Gaming & Betting industry worldwide performed strongly over the nine months, in particular Opap, Intralot, Gtech, Scientific Games, Stanley Leisure, confirming the institutional investors' interest in this sector. Note that Lottomatica stock was back in the limelight again thanks to investors from the United Kingdom, but also from the United States and Germany, who perceive it to be a defensive, high-performing investment, showing good catalysing elements in the medium- to long-term.

As of September 30, 2005 Lottomatica market capitalisation was equal to €/bn 2.8.


Lottomatica +17.1%
Ftse Eurotop 100 +17.2%
S&P/MIB +12.2%
Dow Jones -1.5%
Price per share
120
115
110
105
100
95
90
Volume
3,000,000
2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
03/01/05
27/01/05
20/02/05
16/03/05
09/04/05
03/05/05
27/05/05
20/06/05
14/07/05
07/08/05
31/08/05
24/09/05

Lottomatica Group as of SEPTEMBER 30, 2005

As of September 30, 2005, Lottomatica Group is made up of the following companies


LOTTOMATICA S.p.A.
100%
Lottomatica Sistemi S.p.A.
85%
Consorzio Lottomatica Giochi sportivi
5%
92.5%
Lottomatica Italia Servizi S.p.A.
63%
Consorzio Lotterie Nazionali
100%
RTI Videolot S.p.A.
100%
Videolot Gestione S.p.A.
100%
Cirmatica Gaming S.A.
3.59%
Impenditori Associati (*)
100%
Lottomatica Argentina S.A. (*)
100%
Lottolatino do Brasil (*)
100%
PCC GS S.p.A.
100%
Totobit Informatica S.p.A.
90%
Carta LIS
60%
20%
SED MULTITEL S.p.A.
100%
TTS srl
100%
LIS Finanziaria S.p.A.
10%
Easy nolo S.p.A.
(*) Companies in liquidation

Consolidated Group Companies

Lottomatica is a government's concessionaire to manage Lotto and other public games, as well as the parent company of a Group active in the market of games, automated services for citizens and businesses and ticketing services. Furthermore, through its acquisition of the "Games" division of EIS, Lottomatica S.p.A. provides:

- systems and products for games;
- hardware and software terminals and systems to process games and sports/horse racing betting;
- services to assist in the operations management and Help Desk for the Italian National Horse Racing Pari-Mutuel System.

On June 3, 2003, the Consorzio Lottomatica Giochi Sportivi was created between Lottomatica S.p.A., Totobit Informatica Software e Sistemi S.p.A., Totocom - Agenzie on-line and Telcos S.p.A., with headquarters in Rome to manage the businesses referred to in the "*Licence to assign activities and public functions regarding sports pools as well as any other games related to sporting events*". Operations began with the first competition of Totocalcio (Football Pools) on August 17, 2003.

Lottomatica Sistemi S.p.A., established on December 10, 1999, is currently wholly owned (100%) by Lottomatica. Lottomatica Sistemi manages the *Centro di Elaborazione Multizona* (Multi-Area Data Processing Centre) in Naples. Furthermore, the company began providing technical and commercial assistance from March 2004 through its help desk service.

The purpose of the company is to produce and supply specialised paper supports (betting forms, print-outs, travel tickets, betting and gaming slips); its operating headquarters and facilities are in the town of Tito (Province of Potenza). The company is a wholly-owned subsidiary (100%) of Lottomatica Sistemi.

Consorzio Lotterie Nazionali

On December 10, 2003, Lottomatica S.p.A., Scientific Games International Inc., Arianna 2001 S.p.A., Olivetti Tecnost S.p.A. (taking over for Tecnost Sistemi S.p.A. following their merger by incorporation) and Servizi Base 2001 S.p.A. established the "Consorzio Lotterie Nazionali". Consorzio Lotterie Nazionali took over the businesses referred to in the licence to manage national lotteries, as signed on October 14, 2003, by the Temporary Business Combine established between the same subjects.
Shares in the endowment fund are divided as follows:
Lottomatica 63%, Scientific Games 20%, Arianna 2001 15%, Olivetti Tecnost 1% and Servizi Base 2001 1%. There has been a growing trend in sales and the Company has continued to extend its distribution network.

***Videolot Gestione* S.p.A.**
The company was established as a joint-stock company with a single shareholder on November 16, 2004, to organise, manage, purchase, dispose of, distribute and operate gaming machines (amusement and entertainment machines).
Videolot Gestione S.p.A. is a company wholly owned by Lottomatica S.p.A..
RTI Videolot S.p.A.
RTI Videolot S.p.A., 100% owned by Lottomatica S.p.A., was established on February 1, 2005. The company was established in order to transfer the licence heretofore granted to the Temporary Business Combine for exercising all licensed activities, in compliance with paragraph 4 of the Tender Specifications.

LOTTOMATICA italiaservizi

Lottomatica Italia Servizi, 92.5% owned by Lottomatica S.p.A., provides services for citizens, businesses, and sporting ticketing services. With the acquisition of the Totobit Group in December 2003, LIS S.p.A. consolidated its position in the services sector.

TOTOBIT INFORMATICA SOFTWARE & SISTEMI Spa

The company operates a network of multi-function mini-terminals installed at outlets with significant footfall (such as bars/bet collection points, service stations, newsstands, and others) aimed at providing remote services.
At the moment, the system provides fixed and mobile telephone recharging services for all leading national operators. Also note the development of the technological platform to manage instant lotteries in support of the activities carried out by Consorzio Lotterie Nazionali.

SED/multitel spa

This company, 60% owned by Totobit Informatica Software e Sistemi S.p.A., and 20% owned by Lottomatica S.p.A., was established on November 28, 2002, for the purpose of providing a specialised organisation capable of ensuring the necessary technological support, by coordinating and managing its own processing centres and through outsourcing, for the typical transaction activities of the remote services offered.

This is a company 100% wholly-owned by Totobit Informatica.
Within the Totobit group, it develops and distributes the software product to process and develop gaming systems at bet collection points. It provides clients with thorough technical/systems service, both by phone (through an in-house call centre) and on site. It also gathers subscription contracts throughout the territory for the services provided by the parent company.

LIS finanziaria

This company, 100% owned by Totobit Informatica Software e Sistemi S.p.A., specifically established and registered with the Financial Brokers Register (pursuant to Article 106 of the *T.U.L.B.* (*Testo Unico delle Leggi in materia Bancaria e Creditizia*, Consolidation Act on Banking and Credit Laws), is responsible for managing the

Lottomatica Group financial services. The utilities bill payment service was the first service to be developed, becoming fully operational from the end of September 2004

This company was established by LIS Lottomatica Italia Servizi S.p.A. (holding 90% of the share capital) and by Banca Sella S.p.A. (holding 10% of the share capital) on September 12, 2005. Its main activity is to issue electronic money through immediate conversion of funds received, as well as the related and instrumental activities within the limits laid down by law, pursuant to Article 114-*bis* and subsequent, of Legislative Decree No. 385/1993, and related implementing provisions issued by the Bank of Italy, in accordance with LIS business plan of Start of operations, which is expected in January 2006, is conditional on authorisation by the Bank of Italy as requested on September 21, 2005.

Cirmatica

Cirmatica Gaming S.A., a company incorporated under Spanish law, established on July 25, 2000, is currently 100% owned by Lottomatica. The purpose of Cirmatica Gaming S.A. is the management and administration of financial and equity investments.

LOTTOMATICA ARGENTINA E LOTTO DO BRASIL which have been put into voluntary liquidation by Lottomatica on May 13, 2004.

STOCK OPTIONS

2002 - 2004 Plan
All options assigned (and exercisable) had been exercised by December 31, 2004.

2003 – 2008 Plans
The Shareholders' Meeting of April 14, 2003, resolved on an increase of the share capital through payment of funds up to a maximum of € 5,652,377 through the issue over one or more occasions of a maximum of 5,652,377 ordinary shares with a par value of € 1 each, serving stock option plans available to employees of the Company and/or its subsidiaries as well as to the Company's executive directors.

In the implementation of this resolution, 4 stock option plans were adopted by the Board of Directors on June 11, 2003, with related regulations for the benefit of beneficiaries who were the then General Manager and Joint General Manager of the Company, as well as other managers of the Company and its subsidiaries, as well as the Company's executive directors (Chairman and Managing Director). Beneficiaries were allocated a total of 4,524,000 options (1,856,000 to the Managing Director and Joint General Manager, 825,000 to other managers, 661,000 to the Chairman, 1,182,000 to the Managing Director).

These options will not at any rate become exercisable before the closure of the financial year ended December 31, 2005, only on the achievement of specific targets (EBITDA) described in the respective regulations connected to the Company's Business Plan, except for 661,000 options assigned to then Chairman, some of which have already been exercised by the latter between the second half of 2004 (130,000) and the first half of 2005 (70,000), while others are no longer exercisable (220,333).

2005 - 2010 Plans
On April 12, 2005, the Shareholders' Meeting resolved to grant the Board of Directors the power to increase the share capital through payment of funds up to a maximum nominal amount of € 8,900,928.00, on one or more occasions for a period of five years from the date of the resolution, excluding the right of option. Such increase was to serve, *inter alia*, one or more stock option plans available to the Company's directors and to the managers of the Company and/or its subsidiaries, up to the maximum threshold of 20% per year, equal to € 1,780,185.60, without the power to accumulate any part not used during a given year with the part pertaining to subsequent years.

On May 12, 2005, the Board of Directors - availing itself of the abovementioned delegated powers granted to it by the Extraordinary Shareholders' Meeting - resolved to increase the share capital through payment of funds in divisible form by a maximum of € 574,408.00, through the issue of a maximum of 574,408 new ordinary shares, including in more than one issue, to be subscribed by the final deadline of December 31, 2010. Such increase was to serve two stock option plans available to the Company's directors and to the managers of the Company and/or its subsidiaries respectively, and this only on the achievement of specific targets (EBITA) described in the respective regulations.

SUMMARY OF CONSOLIDATED ECONOMIC AND FINANCIAL PERFORMANCE

Analysis of income results

As of September 30, 2005, Lottomatica Group showed a consolidated net income of €/000 114,365, of which €/000 1,107 is attributable to minority interests.

With respect to the same period of the previous year, reclassified according to IFRS, net income showed an increase of €/000 202.

CONSOLIDATED INCOME STATEMENT *(thousands of euros)*	30.09.2004 IFRS	%	30.09.2005 IFRS	%
CONTINUING OPERATIONS				
Total Revenues from sales and services	496,757	100.0%	448,171	100.0%
Raw materials and consumables used	20,005	4.0%	22,088	4.9%
Services	146,587	29.5%	121,923	27.2%
Costs for personnel	49,694	10.0%	50,258	11.2%
Other operational costs	13,695	2.8%	14,314	3.2%
Total operating costs	229,981	46.3%	208,583	46.5%
Gross Operating Margin (EBITDA)	266,776	53.7%	239,588	53.5%
Amortisation, depreciation and write-downs	47,211	9.5%	35,698	8.0%
Provision for risks	12,038	2.4%	2,014	0.4%
Operating profit (EBIT)	207,527	41.8%	201,876	45.0%
Financial income (charges)	-11,493	-2.3%	-8,928	-2.0%
Adjustments to financial assets	0	0.0%	-35	0.0%
Income taxes for the period	82,597	16.6%	78,548	17.5%
Net profit from continuing operations	113,431	22.8%	114,365	25.5%
Net profit from assets held for sale or discontinuing operations	732	0.1%	0	0.0%
Net profit for the period	114,163	23.0%	114,365	25.5%
Profit attributable to minority interests	-685	-0.1%	1,107	0.2%
Profit attributable to the Group	114,848	23.1%	113,258	25.3%

See the next chapter for the analysis of the trends in revenues per individual lines of business and in operating costs.

Trends in revenues by line of business

Games

The figures as of September 30, 2005, showed a decrease compared to the same period of the previous year both in terms of the overall wagers and revenues for the fee due to Lottomatica. There are mainly two types of wagers: "normal" wagers (the so-called "core"), which remains structurally stable over time and allow Lottomatica to achieve significant economic results; and "speculative" bets made on late numbers (meaning those numbers that have not been drawn for more than 100 drawings), where some players concentrate an additional amount of bets, with unit values considerably higher than average.

Data analysis as shown highlights total wagers of €/bnl. 5.48, a 27% decrease compared to September 30, 2004. The wagers for late numbers, equal to approximately €/mil. 1,180, showed a decrease compared to €/mil. 2,987 in the same period of the previous year. Core wagers also showed a decrease, totalling €/mil. 4,306 compared to €/mil. 4,500 as of September 30, 2004.

	Wagers €/000	Bets x 1,000	Revenues €/000
First quarter 2005	2,402,762	689,111	155,203
First quarter 2004	1,960,960	726,204	126,984
Delta %	22.53%	-5.11%	22.22%
Second quarter 2005	1,516,814	595,622	97,355
Second quarter 2004	2,464,208	724,621	158,132
Delta %	-38.45%	-17.80%	-38.43%
First half 2005	**3,919,576**	**1,284,733**	**252,558**
First half 2004	**4,425,168**	**1,450,825**	**285,116**
Delta %	**-11.43%**	**-11.45%**	**-11.42%**
Third quarter 2005	1,567,494	613,487	95,324
Third quarter 2004	3,074,334	740,469	150,355
Delta %	-49.01%	-17.15%	-36.60%
September 30, 2005	**5,487,070**	**1,898,220**	**347,882**
September 30, 2004	**7,499,502**	**2,191,294**	**435,471**
Delta %	**-26.83%**	**-13.37%**	**-20.11%**

As a result of the lower wagers, the total number of bets went down from €/mil. 2.2 as of September 30, 2004, to €/mil. 1.9 in the same period of 2005.

The reduction in wagers is mainly attributable to the absence of late numbers capable of attracting the attention of players, after number 53 being drawn on the Venice wheel. The drop in gambling on late numbers reduced the typical drive that such numbers usually generate on gaming on other numbers/draws also causing in this way, a reduction in wagers for the core wagers.
Against a -27% decrease in the wagers, Lottomatica revenues amounted to €/mil. 348 compared to €/mil. 435 in 2004.

Over the period, sales showed a growing trend. Performance over the three quarters of 2005 showed very positive figures, with 541.6 million tickets sold and wagers of €/mil. 900 for the instant lotteries (Scratch & Win Lottery). Added to this are 5.9 million tickets sold and wagers of €/mil. 17.8 for the traditional lotteries, compared to 178.8 million tickets sold and wagers of €/mil. 252 in the same period of 2004.
Five new lotteries were released onto the market over the period: 2-euro "Tutti Frutti" and "Fai Scopa!", 3-euro "Las Vegas" and "Super Poker" and 5-euro "Miliardario". All of these games show satisfactory sales levels, confirming the positive acceptance by the market even for high-priced games.
The launch of these new products was supported by advertising campaigns based on television, dynamic billboards, newspapers and Internet, as well as by promotional activities.

Furthermore, in the frame of the 3° European Lotteries Congress, held in Rome from June 12 to June 16, 2005, a contest was organised with the participation of European lotteries for the best spots in the categories: "TV Spot in Lotto", "TV Spot in Instant Tickets", "TV Spot in Sports Betting". Lottomatica, as a consortium member taking part in the "IT" section, came out victorious with the "Scacchi" spot.

During the third quarter, new spots were also launched on "football", "boxing" and "mister".

The strategy of progressively raise the average sale price by consolidating the three pre-existing price categories (1, 2, 3 euro) and with the introduction of the new point price of 5 euro, is confirmed. The management of the existing game portfolio continues to be balanced with the introduction of new games. The "Stella Stellina" instant lottery successfully allowed the introduction of the 3-euro size. Subsequently, the introduction of the "Las Vegas" and "Super Poker" Scratch & Win games allowed to consolidate the sales of the 3-euro lotteries. As to sales of the 2-euro games, two new products were introduced, "Tutti Frutti" e "Fai Scopa!", with sales scoring a considerable success.

Furthermore, new 1-euro ("Portafortuna") lottery has also been developed, the launch is expected in 2006, as well as a new 2-euro game ("Tuffati nell'oro").
As already mentioned, new 5-euro ("Miliardario") game was developed and launched on the market.
Expansion of the distribution network continued, with the operative launch of sales in the bar and newsstand channel, in addition to growth of the tobacconists channel.

Traditional lotteries
As previously pointed out, the performance of the smaller lotteries are not satisfactory, due to the product itself: obsolete, not positioned on the market and with few distinguishing and appealing characteristics.
Sales volumes for traditional lotteries were respectively:
- *Viareggio* lottery, ended with the drawing of March 8 (316,910 tickets sold);
- *Agnano* lottery, ended with the drawing of May 4 (235,200 tickets sold);
- *Lignano* lottery, ended with the drawing of July 12 (187,770 tickets sold);
- *Venezia* lottery, ended with the drawing of September 26 (266,450 tickets sold).

Drawings were conducted regularly, under the control of *AAMS*.

Every effort is now focused on the organisation and management of the Italia Lottery.
This lottery is coupled with two telephone games: one allows participation in the "Ballando con le stelle" and "La Vita in diretta" TV programmes. The other game, directly managed by Consorzio, consists of a telephone instant lottery.
Tickets were sold starting from last September 1, and by the end of the month, approximately 5 million tickets had been distributed.
For this lottery, Consorzio has reached agreements with various chains to distribute the tickets: Ristop, Motospa, Mdis, Conaedi, etc..

Below is the table illustrating Volume Collected and Revenues for the game carried out on behalf of the licensee Sarabet:

Values in € (000)	30.09.2005	30.09.2004	Delta %
Total Volume Collected	411,921	449,135	-8.3%
Volume collected by the Group (Lottomatica and Twin)	54,213	52,008	4.24%
Market share of the Lottomatica Group*	13.16%	11.58%	13.64%
Lottomatica Group revenues	917	845	

(*): figures also include the volume collected by Twin, which is excluded from the scope of consolidation due to the start of the liquidation process

Over the three quarters of 2005, Tris showed a negative market trend that fell by approximately 8 percentage points compared to the same period in 2004.

Starting on August 17, 2003, Lottomatica Group, through the Consorzio Lottomatica Giochi Sportivi, qualified as concessionaire, gathers the sports pools for the games "Totocalcio", "Totogol" and "9", and beginning on December 19, 2004, gathers the Pari-Mutuel system bets on its own network.
As of 30.09.2005, Lottomatica Giochi Sportivi had a market share of 25.5%. Here is the table illustrating the Volume Collected and Revenues for the game.

		30/09/04	30/09/05
Market POS		23,000	21,500
Consorzio G.S. Pos		6,927	5,662
% Consorzio G.S Pos		30.1%	26.3%
Market volume	€/000	330,262	249,720
- Totocalcio	"	*227,849*	*178,561*
- Totogol	"	*102,413*	*38,990*
- Pari-Mutuel system bets	"	*-*	*32,169*
Consorzio G.S. volume	"	87,850	63,672
- Totocalcio	"	*60,291*	*45,109*
- Totogol	"	*27,559*	*10,346*
- Pari-Mutuel system bets	"	*-*	*8,217*
Market Share		26.6%	25.5%
- Totocalcio		26.5%	25.3%
- Totogol		26.9%	26.5%
- Pari-Mutuel system bets			25.5%
Commission	€/000	3,031	2,197

Sports pools (Totocalcio and Totogol) market showed a decline of approximately 34 percentage points, while the Consorzio Lottomatica Giochi Sportivi a decline of 37%; the difference is ascribable to the presence in the Consorzio's sales network of so-called "low-selling" sales outlets, whose contract has been terminated and the service consequently cancelled, in the frame of the physical rationalisation process involving the network itself, in July 2004 and July 2005.

Gaming machines (amusement and entertainment machines)

On July 15, 2004, the selection procedure announced by *AAMS* was completed with the execution of the agreement with Lottomatica, as representative of the Temporary Business Combine selected, for the concession of rights for the collection in relation to legal games via remote connection, using amusement and entertainment machines.
On November 4, 2004, *AAMS* issued the telematic network provisional management decree for the Temporary Business Combine.
On May 13, the Revenues Agency issued the circular letter clarifying the tax treatment for VAT purposes and the financial flows connected with the collection of legal games payments, according to which:
- the volume collected from legal games is VAT-free, since this tax is replaced by the unified state tax (*PREU, Prelievo Erariale Unico*), currently equal to 13.5% of the bets;
- the licensee of *AAMS*' network owns the entire amount of revenues - VAT-free- generated by the volume collected (proportioned to a percentage of 11.50% of collection) and acknowledges other operators involved in the business (operators and retailers) - since being third parties tasked with collection by the Concession Holder itself - the respective VAT-free fees.

For the purposes of the provisions laid down in the abovementioned circular letter, accounting criteria have been adjusted, while contractual relationships entered into with retailers and operators are in the process of being amended accordingly.

By letter dated May 2, 2005, *AAMS* authorised RTI Videolot S.p.A., (a company set up by the same members forming the licensee Temporary Business Combine) to take over, by way of original right,

the Temporary Business Combine in the Licence; on May 5, 2005, the additional deed to the Licence agreement was executed for the purposes of the abovementioned taking-over.

As of September 30, 2005, RTI Videolot had put 41 operators under contract; to date, in a market formed by approximately 160,000 machines, it holds about no. 12,000 authorisations, about 8,500 of which installed in outlets (bars, betting holes, tobacconists, bet collection points, ect.).
RTI Videolot has also successfully connected, to date, over 90% of the equipment units.

As of September 30, through the company Videolot Gestione S.p.A. – a Lottomatica Group company in charge as service provider -, over 1,800 machines were directly managed, which are connected to the RTI Videolot network, with volume collected reaching an average of € 51,000 per year, compared to an average of € 75,000 related to linked-up machines.

Over the three quarters of 2005, machines installation continued at tobacconists and bet collection points belonging to Lottomatica Group network, and installation activities have begun in hotels; specifically, as of 30.09.2005, approximately 900 machines have been installed, purchased by Videolot Gestione, which have generated revenues of €/000 2,180.

Average volume collected per machine has been around € 53,000 per year, showing a significant increase compared to the start-up phase with the exception of the equipment that, due to its functional characteristics, were not successful with players in 2004. This led to the decision to write-down them against presumable replacement costs. In this regard, the less performing machines are being replaced, bearing all the costs. Furthermore, owned machines have started being disposed of and sold to third parties. As of September 30, 2005, 400 machines had already been sold, while the remaining 500 will be sold by the end of 2005.

Services

Services provided by Lottomatica Group may be divided as follows:

citizen services, mainly concerning the payment of RAI television licences, car road tax, paying local fines and duties;
business services, including:
- sales of telephone top-ups for mobile and fixed telephone;
- ticketing services to book and purchase tickets and subscript sporting events and shows;
- payment of bills, such as Enel and Telecom.

These services are offered by LIS Lottomatica Italia Servizi S.p.A., Totobit Informatica Software e Sistemi S.p.A. - 100% acquired in the course of 2003 – and Lis Finanziaria S.p.A.. The acquisition of Totobit Group was of strategic importance for Lottomatica, allowing to take advantage of the opportunities arising from the widening of the services offered to the public with the availability of a parallel technological infrastructure which is separate from that of the Lotto terminals and with the possibility of extending and diversifying the outlets network.

As of 10.05.2005 migration of the top-up service from Mael to POS technology has been completed. Subsequently, the other businesses will also migrate. The development of the alternative network will offer the end client the chance to pay not only through a Pagobancomat card but also a credit card and in cash.

Starting from January 27, 2005, it is also possible to pay not only Telecom utility bills (already active from September 2004) but also those of ENEL at the points authorised to provide the service. The end

client pays €1 commission just as that payable at the Post Offices or Banks with the added advantage of avoiding queues to pay utilities bills.
Starting from May 18, it is possible to pay taxes, duties and charges in the Municipality of Turin at the authorised points with collection contracted to Società Soris S.p.A., set up by the Municipality of Turin (*Tarsu* - tax on disposal of urban solid waste; *Ici* - local tax on property; *Cosap* - tax on the occupation of public areas; *Cimp* - tax on advertising initiatives).

In September 2005, the new plan to dematerialise stamp duties (on-line issue), started, after undergoing trials involving eight authorised outlets located in Rome from July 4. Under this major project, the new stamps purchased and printed "tailor made" in the tobacconist's will replace the "old" revenue stamps. As of 30/09/2005, 10,993 sales outlets were authorised to provide the service.
Mid-September saw the start of the top-up service of the Mediaset Premium card and LA7 plus-card to purchase events broadcast on the digital terrestrial platforms. As of 30/09/2005, over 10,000 cards had been topped up.

Net revenues as of 30.09.2005, including Totobit group, of €/000 47,874 rose approximately 27% compared to the same period in 2004, which showed a net turnover of €/000 37,762.

Citizen services

Car road taxes may also be paid at tobacconists through Lottomatica network as well as at the post office and *ACI* (Italian Automobile Club) offices, simply by entering the vehicle licence plate number and tax disc expiry date.
As of 30.09.2005, approximately 9.0 million car road taxes have been paid through over 23,026 bet collection points, with a turnover of €/000 6,677 for this service, with a 3% drop compared to 30.09.2004 (€/000 6,887), mainly due to the opening of alternative payment methods and channels.


QUI
PUOI
PAGARE
IL CANONE TV.

Television licence fees may be paid at Lotto bet collection points/tobacconists.
The service involves connecting in real time with the management system for the national user archives, to ensure the security and integrity of the data transmitted.
This fee is almost entirely paid in January. 1,399,000 fees were paid through the Lottomatica network over the period under consideration, with overall revenues of approximately €/000 606. Compared to the same period in 2004 there is a 4% increase, both in terms of transactions volume and of revenues.



LIS Lottomatica Italia Servizi S.p.A., by virtue of an appropriate agreement executed with *ANCITEL* (National Association of the Italian Municipalities), has activated the service of paying municipal fines in 101 cities, thus covering approximately 80% of the population resident in provincial capitals.

At the beginning of 2002, L.I.S. implemented a new service regarding payment of the unified taxes.
As is known, law No. 488 of 23 December 1999 (2000 Budget Law) instituted the unified tax for the entry of an action into the docket. This tax replaces court and legal taxes such as: docket registration tax, court fees, revenue stamps and writ of summons issued by the process server.
As of 30.09.2005, over 1,650 thousand fees have been paid through the activated network, generating revenues for approximately €/000 424 compared to €/000 353 as of 30.09.2004 (+20%).

Sale of top-ups

Services sector growth has been driven more than any other by the sale of top-ups for mobile telephones. Starting in July, operators TIM, Vodafone, Wind, Tiscali, Albacom and Telecom will be joined by another mobile telephony company called H3G.

Totobit, through approximately 11,600 direct sales outlets, also offers telephone top-ups services.
As of 30.09.2005 more than 148.3 million top-ups have been sold, through over 32,000 Lottomatica and Totobit direct sales outlets, compared to approximately 134.9 million as of 30.09.2004, with net revenues of €/000 26,158 compared to net revenues of €/000 21,625 as of 30.09.2004 (showing a growth of +€/000 4,533 in absolute values).
This growth is connected to the ever-increasing trend towards on-line with the consequential erosion of the scratch card market.

Automated ticketing services

LIS Lottomatica Italia Servizi S.p.A. has offered automated ticketing service since 1998 for purchasing individual and season tickets to sporting events through the Lottomatica network.
Revenues as of 30.09.2005 totalled €/000 4,254 compared to €/000 3,920 as of 30.09.2004 (+8.5%).
The increase is due to the diversification of the ticketing business to cover not only sporting activities, but also ticketing of musical events (+102% of revenues compared to the corresponding period in 2004). LIS Lottomatica Italia Servizi S.p.A. also manages the sale of all events organised at the "Parco della Musica" Auditorium, including those organised by third parties, thus managing approximately 100 parallel events. Beginning in 2004, it is possible to purchase tickets/subscriptions not only at the bet collection points, plus points, special points and sports facilities, but also via call centres. As of 30.09.2005, 15,799 tickets had been sold via this channel.
An additional successful channel is Internet. In fact, as of 30.09.2005, the number of tickets sold totalled 48,749 (+ 356% compared to 30.09.2004), against revenues of €/000 172.
Overall, the tickets sold through on-line ticketing service system and channels managed by the Lottomatica Group were approximately 3.3 million.
On 27/07/2005, a promotional campaign was launched involving all sales outlets, aimed at encouraging the use of sales services of phone top-ups and the collection of the car road tax. The campaign will end on 06/12/2005.

Utilities bills payment

The Utilities bills payment service represents a new sector with future business developments, whose activities started in 2005.

Operating costs and analysis of EBITDA

As of September 30, 2005, the Group operating costs amounted to €/000 222,362 compared to €/000 229,981 as of September 30, 2004, as restated according to IFRS.

Comments on EBITDA analyse the impact on margins from the application of the new international accounting standards.
In relation to the individual expenditure items the most important aspects concerned with the following:

- *personnel costs:* adaptation of the Group's managerial structure continued in the three quarters of 2005, with remuneration changes affected by contractual and inflationary dynamics. This item also includes costs set aside for the termination of employment relationships by mutual consent.
- *other operational costs*: saving and operational efficiency process continued, resulting in substantial savings even though in a context of normal inflationary adjustments and increased business volume.

The *promotional and advertising* activities carried out in the three quarters of 2005 have supported the important innovations to Lotto introduced by 2005 Budget Law.
As early with the first drawing in January 2005, new winning multipliers became effective for three, four and five numbers, with bigger prizes for players, if they win.
The biggest increase is for "five numbers", with a multiplier that rose from 1 million to 6 million times the bet posted. The significant innovation, already supported at the outlets with informational materials, was also covered by a specific advertising campaign supported by an integrated media plan (TV, radio, dynamic billboards, Internet) and by a promotional activity at the outlets extended up to July 31.
Since March, another innovation relating to the exact order of the drawn number was introduced (it is possible to guess the exact position of a number is drawn on a wheel). This game offers an opportunity for more experience players, more familiar with and practiced of Lotto. Therefore the focus is on habitual, assiduous players.
May witnessed the launch of two important novelties which contributed to innovating the Lotto Game. The National Wheel and the Automated Drawing. The National Wheel, broadcast live on television in addition to the wheel of Rome, have quickly achieved a high level of approval particularly by those who were not able to associate completely with the 10 existing wheels.
The Automated Drawing, which only worked with the National and Rome Wheels on an experimental basis, marked an important development in the history of the Lotto Game. It met with an excellent approval rating by both players and potential players, strengthening the values of reliability, security and transparency which already characterised it.
In addition, in June, in implementation of the Budget Law, a third weekly drawing was introduced to undergo a testing period up to 22 October.
All these new developments have been promoted with press and radio campaigns over the period of May to June, together with precise information at the outlets.

For the analysis of the individual components under the expenditure items, reference is made to the Notes to the Consolidated Financial Statements.

As of September 30, 2005, **EBITDA** was equal to €/000 239,588 compared to €/000 266,776 of the previous year, as restated according to IFRS, showing a drop of €/000 27,188.

CONSOLIDATED INCOME STATEMENT (thousands of euros)	ITA GAAP Balances as of 30.09.2004	%	30.09.2004 IFRS	%	ITA-IAS Change	Adjustments	Reclassifications
CONTINUING OPERATIONS							
Total revenues from sales and services	959,430	100.0%	496,757	100.0%	(462,673)	1,470	(464,143)
Raw materials and consumables used	251,242	26.2%	20,005	4.0%	(231,237)	2	(231,239)
Services	367,675	38.3%	146,587	29.5%	(221,088)	11,730	(232,818)
Costs for personnel	40,252	4.2%	49,694	10.0%	9,442	5,883	3,559
Other operational costs	13,391	1.4%	13,695	2.8%	304	190	114
Total operating costs	672,560	70.1%	229,981	46.3%	(442,579)	17,805	(460,384)
Gross Operating Margin (EBITDA)	286,870	29.9%	266,776	53.7%	(20,094)	(16,335)	(3,759)
Amortisation, depreciation and write-downs	89,301	9.3%	47,211	9.5%	(42,090)	(47,300)	5,210
Provision for risks	1,903	0.2%	12,038	2.4%	10,135	302	9,833
Operating profit (EBIT)	195,666	20.4%	207,527	41.8%	11,861	30,663	(18,802)

CONSOLIDATED INCOME STATEMENT (thousands of euros)	ITA GAAP Balances as of 30.09.2005	%	30.09.2005 IFRS	%	ITA-IAS Change	Adjustments	Reclassifications
CONTINUING OPERATIONS							
Total revenues from sales and services	1,105,823	100.0%	448,171	100.0%	(657,652)	325	(657,977)
Raw materiales and consumables used	360,064	32.6%	22,088	4.9%	(337,976)	167	(338,143)
Services	434,177	39.3%	121,923	27.2%	(312,254)	1,108	(313,362)
Costs for personnel	43,507	3.9%	50,258	11.2%	6,751	4,818	1,933
Other operational costs	12,552	1.1%	14,314	3.2%	1,762	7	1,755
Total operating costs	850,300	76.9%	208,583	46.5%	(641,717)	6,100	(647,817)
Gross Operating Margin (EBITDA)	255,523	23.1%	239,588	53.5%	(15,935)	(5,775)	(10,160)
Amortisation, depreciation and write-downs	83,786	7.6%	35,698	8.0%	(48,088)	(47,265)	(823)
Provision for risks	2,252	0.2%	2,014	0.4%	(238)	0	(238)
Operating profit (EBIT)	169,485	15.3%	201,876	45.0%	32,391	41,490	(9,099)

The representation of EBITDA according to Italian accounting standards shows a variation of €/000 31,347, with a substantial alignment in percentage of revenues rom 53.7% in IFRS September 2004 to 53.3% in IFRS September 2005.
The drop in the EBITDA (whose variation on last year was recorded in the July - September quarter) is substantially ascribable to the Lotto wagers, whose trend, together with the analysis of the variations, is detailed in paragraph *Trends in revenues by line of business.*

The improvement recorded in the presentation of EBITDA value according to IFRS (€/000 4,159) relates to the combined effect of the following factors:

- *Higher reversals of capitalisations due to lack of IAS requirements*: on September 30, 2004, the most significant values representing reversals relating to the advertising of Consorzio Lotterie Nazionali and the costs relating to the development of the intelligent network implemented by Lottomatica were entered under costs for services. These amounts added €/000 11,730 to the 2004 EBITDA compared to the same amounts of €/000 1,108 as of September 30, 2005 (essentially the costs of outlets contracting out and non legally protected software);
- *Higher reclassifications of extraordinary income and charges:* on September 30, 2004, the Group's consolidated income statement according to ITA GAAP showed extraordinary net charges of €/000 19,563 which have been re-allocated according to IFRS based on the nature of the relevant expenditure. This reclassification has had an impact on the EBITDA level of about €/000 3,800 (essentially represented by provisions for termination of employment relationships by mutual consent and costs and revenues not pertaining to the financial year). On September 30, 2005, the reclassifications effected according to IAS resulted in the recognition of increased operational

costs of about €/000 6,000. For the breakdown of the specific items, reference is made to the Notes to the Consolidated Financial Statements;

- *Lower adjustments to personnel costs made according to IAS* for €/000 1,065. This item includes adjustments for stock options and discounting-back of the Staff Severance Fund.

As far as **EBIT** is concerned, September 30, 2005, shows a shard reduction in the margin variation compared to September 2004, as restated according to IAS (from €/000 27,170 for EBITDA to €/000 11,098), essentially due to the reclassification of the amounts allocated as of September 30, 2004, with respect to the Anti-Trust dispute relating to Lottomatica / Sisal proceeding and with respect to extraordinary provisions for bad debts, from extraordinary charges to other provisions.

It will also be recalled that goodwill is no longer amortized based on the asset's useful life. Instead, the related values are subject to annual impairment tests with the entry in the income statement of any write-down.

Investments

Lottomatica Group investments as of September 30, 2005, total €/000 35,398, of which €/000 3,521 refer to intangible assets essentially represented by the purchase of licences for use and concessions of software products, while €/000 31,877 refer to property, plant and equipment.
€/000 5,773 of this figure refer to restructuring and adaptation works on Lottomatica's new headquarters located at Via del Campo Boario.
The further amounts, equal to €/000 26,104, refer to the purchase of plant and machinery for the up-dating and strengthening of the Group companies' equipment, with particular reference to Lottomatica within the project to replace the old M230 and M350 terminals. The most significant amounts per company refer to:

- Lottomatica S.p.A. for €/000 24,685, of which €/000 14,442 relate to the purchase of new terminals, €/000 7,046 relate to restructuring and setting-up works on the new headquarters located at Via del Campo Boario;
- Videolot Gestioni S.p.A. for €/000 3,150 to purchase equipment for collection from entertainment games;
- Totobit S.p.A. and LIS S.p.A. for €/000 2,757 to strengthen the collection network at bet collection points.

CONSOLIDATED CASH-FLOW STATEMENT *(thousands of euros)*	30.09.2005	30.09.2004	31.12.2004
Cash-flow from operating activities before changes in net working capital	116,155	235,685	181,780
Change in Net Working Capital	-79,796	16,014	68,715
Cash flow from operating activities [a]	136,359	251,699	250,495
Investments in fixed assets :			
- intangible assets	-3,521	-11,564	-15,772
- property, plant and equipment	-31,877	-14,930	-24,332
- financial assets			
Proceeds from sales, or reimbursement value, of fixed assets	1,515	64,540	64,540
Cash flow from investing activities [b]	-33,883	38,046	24,436

Net debt position

As of 30.09.2005, Lottomatica Group shows a net debt of €/000 94,812.

Consolidated net debt position *(thousands of euros)*	**30.09.2005**	**30.09.2004**	**31.12.2004**
Cash and cash equivalents	(218,055)	(322,437)	(241,661)
Short-term portions of long-term payables/(receivables)	14,449	13,433	473
Short-term loans	1,700	3,044	3,320
Short-term debt/(cash and cash equivalents)	**(201,906)**	**(305,960)**	**(237,868)**
Long-term loans/(cash and cash equivalents)	358,314	357,918	358,032
Net debt/(cash and cash equivalents)	**156,408**	**51,958**	**120,164**
Derivative instruments valued on a mark-to-market basis	1,150	750	3,302
Current financial assets	(62,746)	(4,995)	(72,120)
Net debt position	**94,812**	**47,713**	**51,346**

The debt primarily consists of the bond for €/000 360,000 issued in December 2003, expiring on December 22, 2008. This debt is shown net of charges and discount on the issue, which have been capitalised: therefore, the amount entered in the accounts is equal to €/000 358,310.

Cash and cash equivalents amounted to about €/000 218,055. This amount is made up of time and sight deposits with the main national banks (at Euribor flat rate) for €/000 118,000, and credit balances on bank and postal current accounts for €/000 100,055. In this regard, note that the total balance on Consorzio Lotterie Nazionali's accounts amounted to about €/000 30,923, in consideration of the payment to the Tax Office scheduled on 01/10/05 (€/000 47,446). The balance on Lottomatica's accounts is such as to permit cover of the shortfall on the Consortium by means of temporary inter-company loans.

Group's net debt position includes uses in Treasury Bills for €/000 58,723, other receivables for €/000 4,512 and other payables for €/000 17,792. The first amount is mainly made up of receivables from Bingoplus (€/000 3,144, on Lottomatica) and financial receivables from *AAMS* (€/000 1,254, on Consorzio Lottomatica Giochi Sportivi). The second amount is mainly made up of the payable relating to interest accrued on the Bond for €/000 14,478, entries under IAS 17 for €/000 1,639 (leasing) and derivatives valued on a mark-to-market basis (€/000 1,150).

HUMAN RESOURCES

As of September 30, 2005, Lottomatica Group had 1,069 employees, up by 42 units compared to 31.12.2004.

Employees	30/9/2005	31/12/2004
Lottomatica S.p.A.	653	628
Lottomatica Italia Servizi S.p.A.	38	33
-) Totobit S.p.A.	56	41
-) TTS Srl	21	21
-) Sed Multitel S.p.A.	11	8
-) LIS Finanziaria S.p.A.	5	7
Lottomatica Sistemi S.p.A.	208	213
-) PCC GS S.p.A.	76	75
Cirmatica	1	1
RTI Videolot S.p.A.	=	=
Videolot Gestione S.p.A.	=	=
Consorzio Lotterie Nazionali	=	=
Consorzio Giochi Sportivi	=	=
Total	**1,069**	**1,027**

REFERENCE REGULATORY FRAMEWORK

Below is the institutional legal framework, including the main innovations introduced in the third quarter of 2005:

LAW No. 156 - July 31, 2005	Amendments to and conversion into law of Decree-Law No. 106 of June 17, 2005, bearing urgent provisions on revenues.
LEGISLATIVE DECREE No. 177 - July 31, 2005	Consolidation act on radio-television.
DECREE-LAW No. 162 - August 17, 2005	Further measures to counter violence during sports competitions.
LAW No. 166 - August 17, 2005	Creation of a system to prevent fraud on payment cards.
COMMUNICATIONS AUTHORITY RESOLUTION - July 28, 2005	Amendments to regulations on radio-television advertising and telesales, under resolution No. 538/01/CSP of July 26, 2001. (Resolution No. 105/05/CSP).
COMMUNICATIONS AUTHORITY RESOLUTION - August 3, 2005	Amendments to resolution 466/04/CONS, «Adoption of notices of competition», published on the Official Gazette general series - no. 22 of January 28, 2005. (Resolution no. 334/05/CONS).
DECREE - August 23, 2005	Indication of the weighted average price of 186-days Treasury Bills, relating to the issue of July 29, 2005.
DECREE BY THE FINANCE MINISTRY - August 5, 2005	Announcement and technical procedures for operating the national instant lottery named «Miliardario».
DECREE BY THE FINANCE MINISTRY - December 7, 2004	Management procedures for the amounts due by the licensees to *AAMS*, *their recognition* in the accounts of *AAMS*, procedures and time requirements for payment of the amounts due to the beneficiaries, as well as the licensee's accounting fulfilments.
DECREE BY THE FINANCE MINISTRY - August 31, 2005	Technical procedures for operating and regulating the awarding of prizes of the national Italia Lottery, 2005 event.
REVENUE AGENCY ORDER - September 15, 2005	Football activities organizers' right, under ministerial Decree of June 6, 2005, on safety in football grounds, and on a new seat assignment in the same fiscal sector.
DECREE-LAW No. 203 - September 30, 2005	Measures to fight tax evasion and urgent provisions on tax and financial matters.
LEGISLATIVE DECREE No. 206 - September 6, 2005	Consumption code, according to Article 7 of Law No. 229 of July 29, 2003
DECREE - September 20, 2005	Defining the functional and local competences of *AAMS*'s regional offices (Decree No. 12/CGV).
LAW No. 210 - October 17, 2005	Amendments to and conversion into law of Decree-Law No. 162 of August 17, 2005, bearing further measures to counter violence in sports competitions.
DECREE BY THE FINANCE MINISTRY - October 18, 2005	Confirmation of the Lotto Game's third weekly drawing.
DECREE BY THE FINANCE MINISTRY - October 20, 2005	*Technical requirements for pari-mutuel system bets on skiing races, named «Big Race-Sci».*
DECREE BY THE FINANCE MINISTRY - October 18, 2005	Amendments to regulations on Bingo game, approved by Decree of November 16, 2000, as amended and supplemented.
DECREE BY THE FINANCE MINISTRY - October 26, 2005	Extension of the management of the Totip betting pools.
DECREE BY THE FINANCE MINISTRY - October 26, 2005	Technical regulations on horse racing betting through the pari-mutel system «Vincente nazionale» and «Accoppiata nazionale».
DECREE BY THE FINANCE MINISTRY - October 28, 2005	Regulations on betting forms for horse racing betting through the pari-mutuel system «Vincente nazionale» and «Accoppiata nazionale».

OUTLOOK

- Lotto wagers continued the positive trend already shown after the first semester-end, driven by the introduction of the "*third drawing*" which will accelerate the evolution of late numbers.

- The "*services*" business continues to grow compared to the previous year, particularly with reference to the top-up business. Additional increases will be mainly due to utilities bills payment service and to the stamp duties.

- Instant lotteries *(Scratch & Win)* confirm the positive trend in terms both of volumes and price.

The results over the three quarters confirm, once again, the positive effects of the measures implemented to improve operational efficiency and of the excellent performance by the Services and Instant Lotteries businesses. Despite the predictable drop in the Lotto wagers, which is in any case in line with the financial years prior to 2004, the Group is confident of reaching the growth targets for financial year 2005, both in terms of EBITDA and of Net Income, higher than the results recorded in financial year 2004.

LOTTOMATICA GROUP'S
QUARTERLY REPORT
AS OF SEPTEMBER 30, 2005

Consolidated Balance Sheet - Assets *(thousands of euros)*	*notes*	**30.09.2005**	**30.06.2005**	**31.12.2004**
A) Non-current assets				
Property, plant and equipment	*1)*	120,041	109,508	117,356
Goodwill	*2)*	446,648	446,648	446,648
Intangible assets	*3)*	9,881	10,674	11,717
Investments valued at equity	*4)*	0	0	0
Securities and equity investments	*5)*	424	420	420
Other (non-current) assets	*6)*	1,400	1,372	1,658
Deferred tax assets	*7)*	47,838	49,133	55,797
Total non-current assets		**626,232**	**617,755**	**633,596**
B) Current assets				
Invetories	*8)*	13,395	14,493	10,448
Trade receivables and other receivables	*9)*	79,379	57,214	58,836
Current financial assets	*10)*	62,746	72,349	72,120
Other (current) assets	*11)*	110,117	97,612	113,518
Receivables for taxation	*12)*	8,092	6,799	29,979
Cash and cash equivalents	*13)*	218,055	172,361	241,661
Assets held for sale or discontinuing operations	*14)*		0	0
Total current assets		**491,784**	**420,828**	**526,562**
TOTAL ASSETS		**1,118,016**	**1,038,583**	**1,160,158**

Consolidated Balance Sheet - Liabilities (thousands of euros)	notes	30.09.2005	30.06.2005	31.12.2004
A) Shareholders' Equity	15)			
Share capital		89,009	89,009	88,939
Legal Reserve		17,788	17,788	17,762
Statutory Reserves		0	0	0
Share premium reserve		32,821	32,821	116,079
Other reserves		5,102	1,567	11,876
Profit and losses carried forward		24,148	23,602	-8,120
Net profit (loss)		113,258	84,970	86,038
Total Group Shareholders' Equity		**282,126**	**249,757**	**312,574**
Minority interests		**6,318**	**6,085**	**4,770**
B) Non-current liabilities				
Long-term loans	16)	358,314	358,241	358,032
Staff Severance Fund	17)	7,482	7,386	7,105
Provision for deferred taxes	18)	40,988	35,428	25,990
Long-term provisions	19)	9,528	19,174	17,842
Total non-current liabilities		**416,312**	**420,229**	**408,969**
C) Current liabilities				
Trade payables and other payables	20)	156,831	138,557	179,908
Derivative instruments	21)	1,150	1,194	3,302
Short-term loans	22)	1,700	2,334	3,322
Short-term portions of long-term loans	23)	14,938	9,042	473
Other (current) liabilities	24)	181,383	163,308	233,494
Payables for taxation	25)	4,850	6,230	13,346
Short-term portions of long-term provisions	26)	52,408	41,847	0
Liabilities associated with assets held for sale or discontinuing operations	27)		0	0
Total current liabilities		**413,260**	**362,512**	**433,845**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**1,118,016**	**1,038,583**	**1,160,158**

Consolidated Income Statement *(thousands of euros)*	*notes*	30.09.2005	30.09.2004	Change (/000)	3rd quarter 2005	3rd quarter 2004	Change (/000)
Revenues	28)	438,784	487,585	(48,801)	125,872	169,783	(43,911)
Other earnings and proceeds	29)	9,448	8,033	1,415	4,889	3,784	1,105
Capitalisation of internal construction costs - materials and consumables	30)	25	1,152	(1,127)	(34)	(27)	(7)
Change in inventories	31)	(86)	(13)	(73)	(344)	44	(388)
Total Revenues		**448,171**	**496,757**	**(48,586)**	**130,383**	**173,584**	**(43,201)**
Raw materials and consumables used	32)	22,088	20,005	2,083	7,382	7,281	101
Services	33)	121,923	146,587	(24,664)	33,885	46,737	(12,852)
Costs for personnel	34)	50,258	49,694	564	15,982	15,634	348
Amortisation, depreciation and write-downs	35)	35,698	47,211	(11,513)	14,850	22,543	(7,693)
Other operating costs	36)	16,328	25,733	(9,405)	4,884	6,476	(1,592)
Total costs		**246,295**	**289,230**	**(42,935)**	**76,983**	**98,671**	**(21,688)**
Profit		**201,876**	**207,527**	**(5,651)**	**53,400**	**74,913**	**(21,513)**
Financial income (charges)	37)	**(8,928)**	**(11,499)**	**2,571**	**(4,231)**	**(3,271)**	**(960)**
Adjustments to financial assets	38)	**(35)**	**0**	**(35)**	**0**	**0**	**0**
Share of income (charges) from equity investments in associated companies and JVs valued at equity	39)	**0**	**0**	**0**	**0**	**0**	**0**
Income before taxes		**192,913**	**196,028**	**(3,115)**	**49,169**	**71,642**	**(22,473)**
Income taxes for the period	40)	**78,548**	**82,597**	**(4,049)**	**20,873**	**30,658**	**(9,785)**
Net profit from continuing operations		**114,365**	**113,431**	**934**	**28,296**	**40,984**	**(12,688)**
Profit from assets held for sale or discontinuing operations		**0**	**732**	**(732)**	**0**	**732**	**(732)**
Net profit for the period		**114,365**	**114,163**	**202**	**28,296**	**41,716**	**(13,420)**
share attributable to minority interests		1,107	(685)	1,792	8	(223)	231
share attributable to the Group		113,258	114,848	(1,590)	28,288	41,939	(13,651)
Earnings (loss) per share - basic:	41)	1.28	1.29				
Earning (loss) per share - diluted:	41)	1.26	1.29				

CONSOLIDATED CASH-FLOW STATEMENT (thousands of euros)	30.09.2005	30.09.2004	31.12.2004
Net profit before taxes for the period	**192,913**	**196,760**	**153,844**
Adjustments for:			
- Depreciation of Property, Plant and Equipment	27,103	36,787	47,176
- Amortisation of Intangible Assets	5,461	4,656	7,535
- Capital (gains) losses on disposal of Fixed assets	331		
- (Revaluations) or write-downs of fixed assets	2,378		
- Other non-monetary items	66,517	80,079	41,460
- Income taxes	-78,548	-82,597	-68,236
Cash-flow from operating activities before changes in net working capital	**216,155**	**235,685**	**181,780**
Change in Net Working Capital	-79,796	16,014	68,715
Cash-flow from operating activities [a]	**136,359**	**251,699**	**250,495**
Investments in fixed assets:			
- intangible assets	-3,521	-11,564	-15,772
- property, plant and equipment	-31,877	-14,930	-24,332
- financial assets			
Proceeds from sales, or reimbursement value, of fixed assets	1,515	64,540	64,540
Cash-flow from investing activities [b]	**-33,883**	**38,046**	**24,436**
Changes in loans and other items	19,858	10,214	-57,366
Capital increase/(Distribution of dividends) and other Shareholders' Equity adjustments	-145,940	-174,669	-173,051
Cash-flow from financing activities [c]	**-126,082**	**-164,455**	**-230,417**
Increase/(decrease) in cash and cash equivalents [a+b+c]	-23,606	125,290	44,514
Cash and cash equivalents at the beginning of the period	241,661	197,147	197,147
Cash and cash equivalents at the end of the period	**218,055**	**322,437**	**241,661**

Information additional to the cash-flow statement:

Taxes paid over the period amount to €/000 22,256.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY AS OF SEPTEMBER 30, 2004

(thousands of euros)	ATTRIBUTABLE TO THE PARENT COMPANY'S SHAREHOLDERS						Minority interests	Total Shareholders' Equity
	Share capital	Legal reserve	Share premium reserve	Other reserves	Net profits (losses) for the period	Total		
Balances as of January 1, 2004	**88,709**	**17,711**	**242,411**	**44,880**	**0**	**393,711**	**1,261**	**394,972**
Profit (loss)					114,079	114,079	-685	113,394
Dividends		51	-129,308	-48,361		-177,618		-177,618
Changes in consolidation reserves				1,653		1,653	569	2,222
Other Changes				-769	769	0		
Capital increases	100		1,204			1,304	1,998	3,302
Reserve for stock option plans				4,854		4,854		4,854
Balances as of September 30, 2004	**88,809**	**17,762**	**114,307**	**2,257**	**114,848**	**337,983**	**3,143**	**341,126**

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY AS OF SEPTEMBER 30, 2005

(thousands of euros)	ATTRIBUTABLE TO THE PARENT COMPANY'S SHAREHOLDERS						Minority interests	Total Shareholders' Equity
	Share capital	Legal reserve	Share premium reserve	Other reserves	Net profits (losses) for the period	Total		
Balances as of December 31, 2004	**88,939**	**17,762**	**116,079**	**3,756**	**86,038**	**312,574**	**4,770**	**317,344**
Profit (loss)					115,546	115,546	1,107	116,653
Dividends		26	-84,212	-20,010	-47,119	-151,315		-151,315
Allocation of profit				38,919	-38,919	0		
Change in consolidation reserve						0		0
						0		0
Other Changes				1,400	-2,288	-888	441	-447
Capital increases	70		954			1,024		1,024
Reserve for stock option plans				5,185		5,185		5,185
Balances as of September 30, 2005	**89,009**	**17,788**	**32,821**	**29,250**	**113,258**	**282,126**	**6,318**	**288,444**

EXPLANATORY NOTES

FORM AND CONTENT AND OTHER GENERAL INFORMATION

GENERAL INFORMATION

Lottomatica is a government's concessionaire to manage the Lotto and other public games, as well as the parent company of a Group active in the market of games, automated services for citizens and businesses and ticketing services. Furthermore, Lottomatica S.p.A. provides:

- systems and products for games;
- hardware and software terminals and systems to process games and sports/horse racing betting;
- services to assist in the operations management and Help Desk for the Italian National Horse Racing Pari-Mutuel.

Lottomatica's registered office is located in Rome, at Via del Campo Boario.
Furthermore, the Lottomatica Group:

- is active, through Consorzio Lotterie Nazionali, in the collection of wagers from traditional and instant lotteries;
- is active, through Consorzio Lottomatica Giochi Sportivi, in the collection of wagers from betting pools and sporting games, as well as from pari-mutuel system betting;
- is active, through RTI Videolot S.p.A., in the collection of wagers from legal games through amusement and entertainment equipment.

These interim financial statements, relating to the three quarters of the financial year beginning on January 1, 2005, were approved by the Parent Company's Board of Directors on November 11, 2005.

FORM, CONTENT AND ACCOUNTING STANDARDS

These consolidated interim financial statements, as provided by Article 82 of the Issuers' regulations No. 11971, as amended by Consob Resolution No. 14990 of April 14, 2005, have been prepared in accordance with the statutory accounting principles for consolidated accounts of the 2005 financial year, as adopted according to the procedure laid down in Article 6 of Regulation (EC) No. 1606/2002 (International Financial Reporting Standards, hereinafter collectively referred to as "international accounting standards" or individually referred to as "IAS/IFRS") and as endorsed at the date of presentation of these interim financial statements.
As at December 31, 2005, the Group companies and the Parent Company will prepare their financial statements according to the Italian accounting standards.
Since these are interim accounts, information is provided in compliance with IAS 34.

Adjustments have been made in accordance with IAS/IFRS accounting standards currently in force. The endorsement process by the European Commission and the adjustment and interpretation activities by the official competent official bodies is still in progress. At the time of preparing the first full consolidated IAS/IFRS financial statements as of December 31, 2005, new IAS/IFRS standards and IFRIC interpretations could come into effect, whose adoption may be authorised in advance. For these reasons, data presented in the accounting and reconciliation statements may be subject to change for the purpose of their use as comparative data of the first full consolidated financial statements drawn up according to IAS/IFRS.
The effects of transition to IAS/IFRS arise from the changes to accounting standards and, as a result, as required by IFRS 1, are reflected in the initial shareholders' equity at the date of transition (January 1, 2004). Transition to IAS/IFRS has meant that the estimates previously made according to the Italian accounting standards have been maintained, except in those cases where the adoption of IAS/IFRS accounting standards has not required estimates to be made using different methods.

In compliance with Consob communication DEM 5025723 of April 15, 2005, the preliminary IAS/IFRS reconciliation statements as of January 1, 2004, and December 31, 2004, have undergone a full audit by the independent auditors Reconta Ernst & Young S.p.A. engaged by Lottomatica.

SEASONALITY/CYCLICAL NATURE OF REVENUES

Income from the Lotto Game is typically cyclical over time, connected to the manner of calculation of the commission on the overall wagers. This procedure requires different rates per receipts brackets. This *decalage* mechanism entails the application of decreasing rates as collection volumes increase generating, over the calendar year, higher income volumes in the first part of the year. This effect is exaggerated by very high collection volumes.

Income from betting pools is characterised by its seasonal links with the calendar of football events. As a consequence, income reduces to zero over the summer months while it has a uniform distribution over the remaining period of the year.

SCOPE OF CONSOLIDATION

The scope of consolidation of the Lottomatica Group as of September 30, 2005, comprises the following Companies:

- *LIS Lottomatica Italia Servizi S.p.A.*, 92.5% owned by Lottomatica S.p.A. (92.5% as of 31.12.2004), which provides services for citizens and businesses via the Lotto Game network;
- *Lottomatica Sistemi S.p.A.*, 100% owned by Lottomatica S.p.A. (100% as of 31.12.2004), which manages the *Centro di Elaborazione Multizona* (Multi-Area Data Processing Centre) in Naples and provides technical assistance through its help desk service and commercial assistance;
- *Cirmatica Gaming S.A.*, 100% owned by Lottomatica S.p.A., whose objects are to acquire, manage and administer financial and equity investments;
- *PCC Giochi e Servizi*[1] *S.p.A.*, 100% owned by Lottomatica Sistemi S.p.A. (100% as of 31.12.2004). The company is active in the sector of specialist hardcopy media;
- *Consorzio Lottomatica Giochi sportivi*, established on June 3, 2003, 85% directly owned by Lottomatica and 5% indirectly owned through the subsidiary Totobit Informatica Software e Sistemi S.p.A.. Consorzio is active in the collection of wagers from betting pools and sporting games, as well as from pari-mutuel system betting;
- *Consorzio Lotterie Nazionali*, established on December 10, 2003, between Lottomatica S.p.A., Scientific Games International Inc., Arianna 2001 S.p.A., Olivetti Tecnost S.p.A. and Servizi Base 2001 S.p.A., is active in the management of the traditional and instant National Lotteries.
  Shares in the endowment fund are divided as follows:
  Lottomatica 63%, Scientific Games 20%, Arianna 2001 15%, Olivetti Tecnost 1% and Servizi Base 2001 1%.
- *RTI Videolot S.p.A.*, 100% owned by Lottomatica S.p.A., is the concession company to activate and operate the network for the management of legal games via remote connection, using amusement and entertainment equipment, as well as to perform related activities and functions;
- Videolot Gestione S.p.A., 100% owned by Lottomatica S.p.A., operates video lotteries, in the capacity as operator of Amusement and entertainment equipment;
- *Totobit Informatica Software e Sistemi S.p.A.* acquired in December 2003 and 100% owned by Lottomatica Italia Servizi S.p.A., operates an extensive network of multi-function mini-terminals installed at shops with significant footfall (such as bars/bet collection points, service stations, newsstands, and others) aimed at providing remote services "for citizens";
- *Sed Multitel S.p.A.*, 60% owned by Totobit Informatica Software e Sistemi S.p.A. and 20% by Lottomatica S.p.A.. The company was established on November 28, 2002, has, at its disposal, a specialised organisation capable of ensuring the necessary technological support, by coordinating and managing its own processing centres and through outsourcing, for the typical transaction activities of the remote services offered;

- *TTS S.r.l.*, 100% owned by Totobit Informatica Software e Sistemi S.p.A., whose business is to develop and distribute the software product to process and develop gaming systems at bet collection points; it provides clients with thorough technical/systems service, both by phone (through an in-house call centre) and on site; it also gathers subscription contracts throughout the territory for the services provided by the parent company;
- *LIS Finanziaria S.p.A.*, 100% owned by Totobit Informatica Software e Sistemi S.p.A., specifically established and registered with the *Albo degli Intermediari Finanziari* (Financial Brokers Register) pursuant to Article 106 of the *T.U.L.B.* (*Testo Unico delle Leggi in materia Bancaria e Creditizia*, Consolidation Act on Banking and Credit Laws) is the company responsible for managing the financial services that the parent company plans to bring into its network. It became fully operational in September 2003;
- *Carta LIS S.p.A.*, established on September 12, 2005, 90% owned by LIS Lottomatica Italia Servizi S.p.A.. Its main activity is to issue electronic money, subject to prior authorisation by the Bank of Italy;
- *Lottolatino do Brasil* and *Lottomatica Argentina*, non-operating companies which have been put into liquidation.

Change in consolidation perimeter
Compared to September 30, 2004, the changes as of September 30, 2005, concerned the following companies:
- the exit of Twin S.p.A. due to the completion of the liquidation process;
- the exit of Triplet S.p.A. due to the transfer to the parent company De Agostini in May 2005;
- the entry of RTI Videolot, a company operating in the entertainment games sector;
- the entry of Carta LIS S.p.A., a company which will operate in the *stored value* sector and which was not yet operating as of September 30.

Compared to December 31, 2004, the changes as of September 30, 2005, concerned the following companies:
- the exit of Triplet S.p.A. due to the transfer to the parent company De Agostini in May 2005;
- the entry of RTI Videolot, a company operating in the entertainment games sector.
- the entry of Carta LIS S.p.A., a company which will operate in the *stored value* sector and which was not yet operating as of September 30.

PRESENTATION OF THE FINANCIAL STATEMENTS

The accounting statements have been drawn according to the following procedures:
- in the balance sheet current and non-current assets and liabilities have been shown separately;
- in the income statement the analysis of costs has been effected according to their nature;
- the indirect method has been used in the cash-flow statement.

The amounts are shown in thousands of euros, unless otherwise indicated.

ACCOUNTING STANDARDS AND POLICIES

Consolidation principles

The consolidated financial statements include the accounts of Lottomatica S.p.A. and its subsidiaries, having taken into account the jointly-controlled companies (joint ventures), businesses of insignificant size, companies in liquidation and those carrying out unrelated business activities.
Equity investments are consolidated on a line-by-line basis.

The main criteria adopted are set out below:
- the book value of consolidated equity investments is eliminated against the related shareholders' equity and their total assets, liabilities, costs and revenues are combined on a line-by-line basis, regardless of the size of the equity investment held; the minority interests in shareholders' equity and in the results for the financial year are classified separately;
- the difference between the book value of an equity investment at the time of acquisition and the group's interest in its shareholders' equity at that time:
  - if positive, is entered under "Goodwill". This item is subject to annual impairment test;
  - if negative, is entered directly in the income statement;
  - inter-company balances and transactions between consolidated companies are eliminated, as are internal or inter-group profits and losses, and the related deferred tax effect is recorded;
  - inter-group dividends are eliminated.

The Group's financial statements have been prepared in euros.
On the closing date, the accounts of those foreign companies expressed in a currency other than the Euro were translated into the functional currency according to the following procedures:
- assets and liabilities were translated at the exchange rate in force at the period-end exchange rate;
- the income statement items were translated at the average exchange rate for the financial year;
- shareholders' equity items were translated at historical exchange rates, maintaining any stratification of reserves.

The exchange rate differences deriving from the above translation are recognised directly in the shareholders' equity and entered separately under "Translation reserve (difference)".

Property, plant and equipment

Property, plant and equipment are recorded at purchase cost, including additional charges directly expensed, and adjusted by the depreciation accumulated over the financial years (adjusted cost method). The depreciation entered in the income statement is calculated systematically and constantly on the basis of the rates believed to be representative of the estimated useful life for each single asset category. Following a review of the original estimate, the depreciation figures for assets acquired in the course of the financial year have been calculated on a *pro rata temporis* basis with reference to the date on which these assets entered into service.

The values of property, plant and equipment do not include the costs of ordinary maintenance required to keep them working efficiently, to ensure their expected useful life, their capacity and original productivity, nor that required to repair break-downs or breakages. These costs have indeed been entered in the income statement in the period in which they were carried out.
Since land normally has an indefinite useful life, it is shown separately to buildings and is not subject to depreciation.
Costs incurred for improvements to assets not belonging to Lottomatica which can be clearly identified, have been entered under the item, included in property, plant and equipment, of the same nature of the asset to which they refer. The depreciation period corresponds to the lower of the tangible asset's residual useful life and the residual duration of the lease.
The accounting value of property, plant and equipment is subject to impairment test in order to identify any losses in value when an event or change in situation indicate that the book value is unrecoverable. Where an indication of this type is found to exist and the book value is greater than the presumed realisable value, the assets are written down to reflect such value.

Fixed assets under construction and advances include purchase costs and advances to suppliers for the acquisition of property, plant and equipment still unused; they also include assets still unused held by third parties on consignment. The depreciation of these costs will be carried out at the time of their effective use.

The table below shows the depreciation rates applied to each asset category.

Property, plant and equipment - Ordinary and Freely Transferable Assets -	Depreciation criteria	on
1) Buildings	contract term	m
2) Plant and machinery	15% - 20%	b
3) Industrial and business equipment	25%	
4) Other assets	12%	

Finally, the book value of property, plant and equipment is reduced by public capital grants, according to IAS 20. In particular, the contribution, recognised in the financial year in which it becomes due and payable, is deducted from the book value of the asset to which it refers, with effect on the income statement, through the reduction of the depreciation cost during the useful life of the asset subject to depreciation.

Leasing
According to IAS 17, the assets acquired through finance leases are recorded as property, plant and equipment against the related payable. Rather than leasing charges, the relevant amortisation rates for fixed assets and interest expense relating to the financial component of the charge are recognised in the income statement.

Intangible assets
As required by IAS 38, the intangible assets owned by the Company satisfy the characteristics of being clearly identified, the ability to generate future economic benefits and the exercise of control over them by the business. Intangible assets are entered at their purchase cost, increased by additional charges and the direct costs, if any, necessary to prepare the asset for operations.
Assets acquired through business combination transactions are entered at their fair value at the date of acquisition.
Assets generated internally have not been shown as intangible assets, the company has not incurred development costs.
Following their initial recognition, intangible assets are entered at cost net of accumulated total amortisation, calculated on a straight-line basis in relation to the asset's estimated useful life, and impairments of value (adjusted cost method). If however, an intangible asset is characterised by an

indefinite useful life, it is not amortised, rather being subject to periodic fairness analyses in order to identify any impairments of value.
Amortisation begins when the asset is available for use, that is, when it is in the position and condition necessary in order to operate in the manner intended by the business management.
The book value of intangible assets is subject to tests designed to identify any impairments of value when events or changes in situation indicate that the book value is unrecoverable. Where an indication of this type is found to exist and the value is greater than the presumed realisable value, the assets are written down to reflect such value.

Specifically:
- "patents and intellectual property rights" mainly include costs incurred for application software acquired by way of property, costs for application software acquired under licence for use for an indefinite time, and costs for application software internally generated;
- "concessions, licences, trademarks and similar rights" mainly include costs incurred for software acquired under licence for use for a definite time, for which a one-off consideration is envisaged, initially paid for the whole licence period;
- fixed assets under development relate to purchases that had not entered into service or been tested as of the reporting date.

The table below shows the amortisation criteria applied to each asset category.

Intangible assets	Amortisation criteria
1) Patent rights	3 years
2) Concessions, licences and trademarks	3 years
3) Other intangible assets	2 years - 5 years

Goodwill
Goodwill acquired following a business purchase/combination transaction is initially valued at cost, to the extent that it represents the figure by which the purchase cost exceeds the share attributable to the purchaser of the net fair value referred to the identifiable value of current and potential assets and liabilities. After this initial entry, goodwill is valued at cost decreased by any accumulated loss of value. Since goodwill is an intangible asset with indefinite useful life it is not subject to amortisation but is subject to annual impairment tests, with consequential recognition in the income statement of any excess identified.

Financial assets
Financial assets are initially recognised at cost, increased by additional purchase charges, representing the fair value of the consideration paid. Subsequent to this initial entry, financial assets are valued in relation to their functional use on the basis of the following considerations.
<u>Financial assets held for trading</u>
These are financial assets purchased for the purpose of obtaining a profit from the short-term price fluctuations. After the initial entry, these assets are valued at their fair value, with any related profit or loss being recognised in the income statement.
<u>Investments held to maturity</u>
These are non-derivative financial assets which earn fixed and determinable payments and with fixed maturities which the business has the intention and ability to maintain until such maturity. After the initial entry, these assets are valued at their amortised cost, using the effective interest rate criterion.
<u>Loan assets</u>
These are treated for accounting purposes according to the rules applying to "Investments held to maturity".
<u>Financial assets available for sale</u>

This item includes financial assets not falling within the previous categories. After the initial recognition, these assets are valued at their fair value with profits or losses being entered in a specific equity item until such time as they are sold or it is ascertained that they have suffered a loss of value. In this case, the profits or losses accumulated up to this point are taken to the income statement.

Derivative financial instruments

All derivative financial instruments are valued at their fair value, as required by IAS 39. If the value for mark-to-market adjustment is negative, it is recorded in the income statement.

Inventories

Inventories are recorded at the lower of purchase or production cost, including additional charges, and their estimated realisable value determined with reference to market trends. Cost is determined on a "weighted-average cost" basis for paper, using FIFO method for top-ups and according to the specific cost for tickets.

Receivables and payables

Receivables are initially entered at their fair value, subsequently valued at their amortised cost and then written down in the event of loss of value. Payables are valued at their amortised cost.

Cash and equivalents

Cash and cash equivalents are entered at their face value.

Long-term loans

Loans are initially entered at cost corresponding to the fair value of the consideration received, net of additional acquisition charges for the loan. After the initial recognition, loans are valued at their amortised cost using the effective interest rate method.

Provisions for risks and charges

Provisions for risks and charges include, as required by IAS 37, provisions allocated for current (legal or constructive) obligations deriving from past events whose fulfilment will probably entail the use of resources the amount of which can be reliably estimated.

The amount entered as being allocated represents the best estimate of the cost of fulfilling the obligation existing at the reporting date.

Employee benefits

Benefits paid to employees following the termination of their employment relationship (post-employment benefits of the "defined benefits" type) and other long-term benefits are subject to actuarial valuations. The liability entered in the accounts represents the current value of the Group's obligation, net of any assets serving the plans.

Take note that the Group has decided not to use the so-called "corridor approach" and to recognise the profits and losses deriving from the changes to actuarial hypothesis directly in the income statement.

On the other hand, the relevant IFRS/IAS suggests that in the long term the profits (or losses) of an actuarial nature can be set off against each other and, on this basis, permit the deferral over time of the recognition of actuarial profits or losses in the income statement. Any portion of actuarial profits or losses not entered in the accounts, if exceeding the greater of 10% of the present value of the programme obligations and 10% of the fair value of any asset serving the programme (the so-called corridor approach) must be recognised immediately in the income statement in each financial year.

Complementary staff severance indemnities are entered as liabilities and cost when the business is involved in the termination of the employment relationship with an employee or group of employees prior to normal pension age or where a commitment has been made to make payment of severance pay following a proposal designed as an incentive for voluntary redundancy.

Assets held for sale and liabilities associated with assets held for sale
Non-current assets (or group of assets and liabilities) are classified as held for sale if available for immediate sale in their current state, except for the existence of contractual conditions normally required for this type of assets and sale is considered to be highly probable.
These assets are valued:
• at the lower of their book value and their fair value, net of sales costs, recognising any impairments of value in the income statement, if not falling within a business combination transaction; otherwise
• at their fair value, net of sales costs (without the possibility of recording write-downs on the occasion of their initial recognition) if falling within a business combination transaction.
In any case, the amortisation process is interrupted on the classification of the asset as held for sale.
Assets and liabilities directly correlated to a group of assets forming the subject matter of a sale must be classified separately in the balance sheet, as also the relevant accumulated profit or loss attributable directly to shareholders' equity. The net result from discontinued operations is entered under a separate item in the income statement.

Stock option plans
The Lottomatica Group's stock option plan provides for it to be equity-settled, with fair value being determined on the grant date, and requires, as provided by IFRS 2, the cost to be entered under "costs for personnel", with a corresponding increase in shareholders' equity ("Reserves for stock option plans" included in "Other Reserves") on the basis of the period of accrual of the options.

Revenues
Revenues are valued at the current value of the consideration received or due.
Sale of goods
Revenues are recognised when the Group has transferred the significant risks and benefits of ownership of the goods and ceases to exercise the normal level of activity associated with possession and actual control over the goods sold. Revenues associated with sales of the telephone top-ups is entered net of their purchase costs.
Provision of services
Revenues are recognised with reference to the stage of completion of the operation at the reporting date. When the results of the provision of services cannot be reliably estimated, revenues are recognised solely to the extent to which the costs recorded are recoverable in the future.
The stage of completion is assessed by reference to an evaluation of the work carried out or through the proportion that costs actually incurred bear to total estimated costs.

In cases where customers are given time to pay without incurring interest, the amount to be received is discounted back. The difference between current value and amount received represents financial income recorded in the accounts on an accruals basis.

Interest
These are recognised on an accruals basis, using the effective interest rate method.

Dividends
These are recognised when the shareholder's right to payment arises.

Costs for purchases of goods and provision of services
These are recognised in the income statement on an accruals basis, representing decreases in economic benefit and taking the form of out-going cash flows, reduction in value of assets or incurring of liabilities.

Financial charges
Financial charges are all recognised as a cost in the financial year when they are incurred.

Income taxes (current, deferred tax assets and liabilities)
Current taxes are calculated on the basis of a realistic forecast of the tax charges to be paid in application of the tax regulations in force in the individual countries.
The Group has recognised both deferred tax assets or liabilities on the temporary differences between the value of assets and liabilities entered in the accounts and the related tax value, as well as the differences in value of assets and liabilities generated by the consolidation adjustments.
Deferred tax assets are recognised to the extent that it is probable that taxable income will be available against which the deductible temporary differences can be utilised. A deferred tax asset is also recognised in the presence of tax losses and tax credits carried forward to the extent that it is probable that a future taxable income of sufficient size will be available.
Deferred tax assets and liabilities are classified under non-current assets and liabilities in the balance sheet.

NOTES TO THE CONSOLIDATED BALANCE SHEET

NON-CURRENT ASSETS

Property, plant and equipment (1)

These amount to €/000 120,041, increasing by €/000 2,685 compared to December 31, 2004. Below is the breakdown with historical cost and depreciation fund indicated separately

Property, plant and equipment (thousands of euros)	01.01.2005	Increases	Depreciation	Write-downs Impairment	Decreases	Other changes	Reclassifications	30.09.2005
Land	456							456
Buildings	10,312	6,326				0		16,638
Plant and machinery	477,972	9,662	0	2,123	2,026	1,678	15,318	500,481
Industrial and business equipment	1,688	1			0	-11	-1,353	325
Other assets	5,234	1,447	0	976	3	12	-54	5,668
Fixed assets under construction	8,406	14,442	0	0	0	0	-13,643	9,205
GROSS VALUE OF PROPERTY, PLANT AND EQUIPMENT	504,068	31,877	0	3,099	2,029	1,679	268	532,765
Land								
Buildings	562	0	893	0	0	0	0	1,455
Plant and machinery	382,054	0	25,812	-255	366	0	117	407,872
Industrial and business equipment	357	0	61	0	0	0	-118	300
Other assets	3,739	0	337	976	0	0	-4	3,097
								0
DEPRECIATION FUND OF PROPERTY, PLANT AND EQUIPMENT	386,712	0	27,103	720	366	0	-5	412,724
Land	456	0	0	0	0	0	0	456
Buildings	9,750	6,326	-893	0	0	0	0	15,183
Plant and machinery	95,918	9,662	-25,812	-2,378	-1,660	1,678	15,201	92,609
Industrial and business equipment	1,331	1	-61	0	0	-11	-1,235	25
Other assets	1,495	1,447	-337	0	-3	12	-50	2,563
Fixed assets under construction	8,406	14,442	0	0	0	0	-13,643	9,205
								0
NET VALUE OF PROPERTY, PLANT AND EQUIPMENT	117,356	31,877	-27,103	-2,378	-1,663	1,679	273	120,041

Increases over the year mainly concern the following items:

- *Buildings*: these refer to costs incurred by the Parent Company for the new headquarters;
- *Plant and machinery:* these are virtually all attributable to the implementation of technological equipment for the network;
- *Fixed assets under construction:* exclusively relate to terminals and printers that have not yet been installed at bet collection points. Since these assets have not yet entered into service, they have been classified as "*Fixed assets under construction*" held by third parties on consignment.

Depreciation of "Plant and machinery" (€/000 2,378) has been carried out, as required by IAS 36, adjusting the book value of assets with respect to the value in use. Specifically, this concerns specific electronic equipment that was purchased during previous financial years (historical cost of €/000 9,031, net book value of €/000 3,465 as of September 30, 2005) for a project that was subsequently abandoned by corporate management and which cannot be deployed for other uses.

There are no contractual commitments existing for purchases of fixed assets and no goods have been pledged as guarantees.

Breakdown of assets under finance lease **(report, if available)**:

Goodwill (2)
This amounts to €/000 446,648 and no changes occurred compared to 31.12.2004.
The most significant items making up the balance are the following:

- Tyche Goodwill €/000 404,015, from merger by incorporation of Lottomatica into Tyche;
- Goodwill on the contribution of PCC Giochi e Servizi €/000 6,852;
- Goodwill connected to the acquisition of the Games division of EIS S.p.A. and the Twin branch of business (pari-mutuel system) €/000 2,116;
- Medialan Goodwill €/000 1,126. On 31.12.2004, the subsidiary was merged by incorporation into Totobit S.p.A.;
- Goodwill from consolidation of Totobit Informantica entered for €/000 32,539.

Upon first-time adoption of IFRS, the Group has opted not to apply IFRS 3 retroactively for the acquisition of businesses that occurred prior to January 1, 2004; as a result, goodwill has been maintained at the previous value determined according to Italian accounting standards, subject to assessing its recoverability.

Value in use has been used for an estimation of the recoverable value.
Value in use has been calculated by discounting back the estimated cash flows expected to arise from the two segments Games (composed of CGU Lotto, Scratch & Win Lottery and Videolotteries) and Services, before tax, applying a discount rate, before tax, that reflects market valuations and specific risks associated with the activity.

The cash-flow projections are based on the most recent budget/forecasts approved by corporate management for a period exceeding five years in relation to the stability of the Games sector and by extrapolating the period exceeding three years applying conservative growth rates that are lower than the historical trend.
Goodwill has been allocated on the basis of IAS 36 to the Segments according to the following scheme:

- *Games €/000 291,778*
- *Services €/000 154,870*

No impairments of values occurred over the three quarters of 2005.

Intangible assets (3)
These total €/000 9,881 (€/000 11,717 as of 31.12.2004) and essentially include:

- "*Patents*", equal to €/000 8,019 (€/000 7,755 as of 31.12.2004) mostly refer to costs incurred by the Parent Company to develop the software required to operate the Lotto Game and Totocalcio businesses (€/000 4,598) and to Consorzio Lotterie Nazionali (€/000 1,459) to develop the software required to operate the Scratch & Win Lottery.
  Acquisitions over the period (€/000 2,807) mostly refer to expenditure by the Parent Company and subsidiaries for the development of applications software;
- "*Concessions, licences, trademarks and similar rights*", equal to €/000 1,697 (€/000 1,959 as of 31.12.2004), refer to licences for use and are essentially attributable to Consorzio Lotterie Nazionali and to Lottomatica S.p.A.

Below are shown the changes over the period:

Intangible assets (thousands of euros)	01.01.2005	Increases	Amortisation	Decreases	Other changes	Reclassifications	30.09.2005
Development costs	0	0	0	0	0	0	0
Patents	38,265	2,807	0	105	233	1,948	43,148
Concessions, Licences	8,041	714	0	0	24	-110	8,621
Fixed assets under development and advances	2,003	0	0	0	0	-1,950	53
Others	0	0	0	0	0	112	112
GROSS VALUE OF INTANGIBLE ASSETS	48,309	3,521	0	105	209	0	51,934
Development costs	0	0	0	0	0	0	0
Patents	30,510	0	4,619	0	0	0	35,129
Concessions, Licences	6,082	0	842	0	0	0	6,924
Fixed assets under development and advances	0	0	0	0	0	0	0
Others	0	0	0	0	0	0	0
AMORTISATION FUND OF INTANGIBLE ASSETS	36,592	0	5,461	0	0	0	42,053
Development costs	0	0	0	0	0	0	0
Patents	7,755	2,807	-4,619	-105	233	1,948	8,019
Concessions, Licences	1,959	714	-842	0	24	-110	1,697
Fixed assets under development and advances	2,003	0	0	0	0	-1,950	53
Others	0	0	0	0	0	112	112
NET VALUE OF INTANGIBLE ASSETS	11,717	3,521	-5,461	-105	209	0	9,881

Securities and equity investments held for sale (5)
The entered amounts, equal to €/000 424, refer almost exclusively to minority shareholdings held by the Lottomatica Group in the companies Imprenditori Associati and Easy Nolo.

Other (non-current) Assets (6)
These amount to €/000 1,400 as of September 30, 2005, and are made up of:
- *"Long-term financial assets"*, equal to €/000 489, which relates almost entirely to guarantees for tenders, leases and utilities executed by the Lottomatica Group's companies, as well as tax credit for tax advanced over staff severance fund (pursuant to Law No. 140/1997);
- *"Receivables form others due beyond 12 months"*, equal to €/000 911, including the receivable beyond 12 months due from *AAMS* for contributions to be received from the latter (€ 500 per each bet collection point) pursuant to article 4 of the concession, for the entire term that the concession is in effect (May 30, 2007) in consideration of the activation of bet collection points not equipped with terminals linking them to the central system.

Deferred tax assets (7)
Deferred tax assets amount to €/000 47,838 (€/000 55,797 as of 31.12.2004).
The most significant amounts refer to entries made during previous financial years for prepaid taxes of Lottomatica S.p.A., the main items of which are linked to:
- fiscal amortisation of the deficit from the merger of Lottomatica S.p.A. into Tyche calculated in 2001 as a result of misalignment of the tax accounts and statutory financial statements;
- write-down of the equity investment held in Lottomatica Sistemi S.p.A.;
- fiscal amortisation of Sogei goodwill.

The amount relating to Lottomatica Sistemi derives from recognition in previous financial years of the deferred tax effects of the goodwill write-down effected at 31.12.2003.

CURRENT ASSETS

Inventories (8)
These amount to €/000 13,395 (€/000 10,448 as of 31.12.2004) and relate to the inventories of the Parent Company, connected to receipt vouchers and betting forms, as well as the inventories of

Totobit, relating to the activation codes for Vodafone and Telecom top-ups purchased over the half-year, which will be resold in the ordinary course of business.
These are broken own as follows:

Inventories *(thousands of euros)*	**31/12/04**	**change**	**30/09/05**
Raw materials, secondary materials and consumables	1,445	-80	1,365
Work in progress and semi-finished goods	93	114	207
Finished products and goods for resale	8,910	2,913	11,823
Gross Value of Inventories	**10,448**	**2,947**	**13,395**

Trade receivables and other receivables (9)

Trade receivables amount to €/000 79,379 (€/000 58,836 as of December 31, 2004) and are shown net of a provision for bad debts of €/000 10,627. The most significant values relate to:

- *Lottomatica S.p.A. (€/000 16,461).* €/000 1,511 refer to Sarabet S.r.l. for the fees due for the management of the Tris pari-mutuel system, €/000 1,403 (net of a provision for bad debts equal to €/000 7,222) for receivables deriving from the service activities for horse racing and sports betting, €/000 5,201 for the invoices issued to the Tax Authorities in relation to the commission due from the last competitions of the period and €/000 1,124 for other minor customers;
- *LIS S.p.A. (€/000 18,813)* for receivables from bet collection points in connection with the services provided and from telephone operators for recharging services (net of a provision for bad debts equal to €/000 365);
- *Totobit S.p.A. (€/000 21,906)* for receivables from bet collection points in relation to business during the last ten days of September (net of a provision for bad debts equal to €/000 1,806), as well as receivables of €/000 4,327 relating to amounts still to be collected from bet collection points for activation grants;
- *Consorzio Lotterie Nazionali (€/000 4,548)* in connection with the commission due to the Consorzio for the distribution and sale activities concerning traditional and instant lotteries;
- *RTI Videolot (€/000 21,638)*, (net of a provision for bad debts of €/000 1,300) for amounts still to be paid over within the context of the collection from entertainment equipment.

Below is the breakdown by maturity:

Trade receivables and other receivables *(thousands of euros)*	**30/09/05**	**31/12/04**	**change**
Receivables from customers due within 12 months	75,035	56,722	18,313
Receivables from customers due beyond 12 months	4,327	1,927	2,400
Receivables from controlling company due within 12 months	17	187	-170
Total	**79,379**	**58,836**	**20,543**

Current financial assets (10)

The entered amount, equal to €/000 62,746 (€/000 72,120 as of 31.12.2004), mainly refers to:

- €/000 58,723 (€/000 64,529 as of 31.12.2004) for investments in government securities by Lottomatica, expiring in 2005;
- €/000 3,144 for financial receivables from Bingo Plus; the receivable earns interest at a rate equal to the 6-month Euribor rate plus 100 basic points.

Investments in government securities made by Lottomatica (Treasury Bills) are shown in the table below.

type of security	ISIN code	purchase	expire	Face value €/000	Purchase price € / 000	ACT/365 yield upon maturity
Treasury Bills	IT0003735020	15/11/04	14/10/05	10,000.00	9,801.90	2.19%
Treasury Bills	IT0003750202	22/11/04	15/11/05	20,000.00	19,563.20	2.26%
Treasury Bills	IT0003795603	19/01/05	16/01/06	30,000.00	29,357.40	2.19%
				60,000.00	58,722.50	

Other current assets (11)
Receivables from others amount to €/000 102,693 (€/000 113,518 as of December 31, 2004), and mainly relate to receivables from bet collection points in the context of the various games and services (€/000 98,372), net of a provision for bad debts of €/000 3,562. Specifically, receivables from bet collection points mainly relate to:

- Consorzio Lotterie Nazionali (€/000 72,861), for the receivable from bet collection points for instant and traditional lottery tickets delivered on September 30, 2005. Under the terms of the contractual agreements, bet collection points settle payment (net of winnings paid out and their commission) on average 15 days after delivery;
- Lottomatica Italia Servizi (€/000 12,695), for receivables from bet collection points for amounts to be collected via the LIS Network, which primarily regarded re-invoicing components of the face values of telephone top-ups for mobile telephone;
- Lottomatica (€/000 5,543) for amounts to be paid over by bet collection points for collection from the Tris game and Sporting Games.

The further amounts under this item refer to receivables from the parent company (€/000 7,424) for having joined the National Fiscal Consolidation, while the residual portion refers to receivables from social security institutions, from personnel and accrued income.

Receivables for taxation (12)
Tax receivables amount to €/000 8,092 (€/000 29,979 as of 31.12.2004) and show a decrease of €/000 21,886, essentially due to the reclassification of receivables for *Ires* (*Imposta sul Reddito delle Società,* Corporate Income Tax) purposes to receivables from parent company (for having joined the Group's National Fiscal Consolidation) and to the reduction in VAT credit

Tax receivables *(thousands of euros)*	30.09.2005	31.12.2004	change
Receivables from Tax Office (IRES - IRAP)	4,404	16,758	-12,354
Receivables from Tax Office (Staff Severance Fund)	87		87
Withholdings - Interest receivable	702	1,045	-343
Receivables from Tax Office - VAT credit	2,770	12,175	-9,405
Other tax receivables	129		129
Total	**8,092**	**29,978**	**-21,886**

Cash and cash equivalents (13)

These amount to €/000 218,055 (€/000 241,661 as of 31.12.2004) and are broken down as follows:

Cash and cash equivalents (thousands of euros)	30.09.2005	31.12.2004	change
Bank and postal accounts	217,992	241,512	-23,520
Cash and valuables	63	149	-86
Total	**218,055**	**241,661**	**-23,606**

Bank and postal accounts show a decrease of €/000 23,520, in that the positive balance from operating activities has been more than adequately offset by the requirements relating to the payment of dividends that took place in April.

Cash and cash equivalents are equal to €/000 217,992 (€/000 241,512 as of 31.12.2004) and are made up of current and postal account balances (€/000 99,992) and deposits (€/000 118,000). The latter, exclusively entered into with the Italian branches of major banking groups with ratings (minimum rating F-2, P-2) generally have an average maturity of around 3 weeks and earn interest at the Euribor flat rate.

Assets held for sale or discontinuing operations (14)
There are no assets held for sale.

Shareholders' equity (15)

Shareholders' equity attributable to the Group, equal to €/000 282,126, is broken down over the period as follows:

Shareholders' Equity *(thousands of euros)*	**Share capital**	**Legal Reserve**	**Share premium reserve**	**Other reserves and profits (losses) carried forward**	**Net profits (losses) for the period**	**TOTAL attributable share**	**Minority interests' capital and reserves**
Position as of January 1, 2004	**88,709**	**17,711**	**242,411**	**44,880**	**0**	**393,711**	**1,261**
Capital increases	230		2,977			3,207	4,243
Allocation of profit						0	
Dividends		51	(129,309)	(48,360)		(177,618)	
Reserve for stock option plans				6,472		6,472	
Other changes				764	544	1,308	(309)
Profits for the period				0	85,494	85,494	(425)
Position as of December 31, 2004	**88,939**	**17,762**	**116,079**	**3,766**	**86,038**	**312,674**	**4,770**
Capital increases	70		954	0		1,024	
Allocation of profit				38,919	(38,919)	0	
Dividends		26	(84,212)	(20,010)	(47,118)	(151,316)	
Reserve for stock option plans				5,185		5,185	
Other changes				1,400	(2,288)	(888)	441
Profits for the period				0	115,546	115,546	1,107
Position as of September 30, 2005	**89,009**	**17,788**	**32,821**	**29,250**	**113,258**	**282,126**	**6,318**

Specifically:

- *Share Capital*

  Share capital amounts to €/000 89,009 (€/000 88,939 as of 31.12.2004). This amount was constituted following the exercise of 70,000 options in 2005, concerning the stock option plan, for stock options assigned on the basis of the regulations resolved by the Board of Directors in its meeting held on June 11, 2003.

  As of September 30, 2005, Lottomatica share capital, fully subscribed and paid up, is represented by 89,009,280 ordinary shares, with a par value of € 1 Euro each.
- *Legal Reserve*

  This reserve, equal to €/000 17,788 (€/000 17,762 as of 31.12.2004) was increased as a result of part of 2004 profits being allocated to reserves.
- *Share Premium Reserve*

  This item amounts to €/000 32,821 (€/000 116,079 as of 31.12.2004) and the change compared to the year-end figure for 2004 is due to the use for the distribution of dividends (€/000 84,212). Note that dividends distributed by Lottomatica were equal to €/000 151,315,776 (unit dividend of € 1.7 per share)

The other items under the Consolidated shareholders' equity, equal to €/000 29,250, include:

- *reserve for stock option plans*. The reserve amounts to €/000 14,613 and recognises the equity effects of the stock option plan, according to IFRS 2;
- *consolidation reserve on related concerns and other changes*. These are equal to €/000 14,367 and are determined by the share of results carried forward attributable to the consolidated companies, and by consolidation adjustments and reclassifications made as of September 30, 2005; this item also includes the equity effects of the First Time Application of international accounting standards;
- *revaluation reserve pursuant to Law 350/2003*. This reserve was used entirely for the distribution of dividends (€/000 20,010) and for paying €/000 833 as substitute tax for the "release" of the same.

- *Consolidated net income*

Consolidated net income as of September 30, 2005, amounted to €/000 113,258 (€/000 86,034 as of 31.12.2004). Minority interests amount to €/000 1,107 (€/000 -425 as of 31.12.2004).

NON-CURRENT LIABILITIES

Long-term loans (16)
This item, equal to €/000 358,314 as of September 30, 2005, mainly refers to the value, equal to €/000 358,310 (€/000 358,032 as of December 31, 2004) of the debenture loan, expressed in line with the amortised cost.
Specifically, the debenture loan (payable with a face value of €/000 360,000, face value of each bond Euro 1,000, 360,000 bonds) was underwritten in London on December 18, 2003, and executed on December 22, 2003, through the issue of securities (all placed). 56% of the placement was in Italy, 19% in England with the remaining amount in other European countries. The bond yields 4.8% with reimbursement in a single payment on expiry on December 22, 2008. The effective rate (internal rate of return) for the entire transaction is 4.97%.

Staff Severance Fund (17)
The fund, net of advances paid, as of September 30, 2005, amounts to €/000 7,482 (€/000 7,105 as of 31.12.2004).
The amount includes the effects of the discounting-back involving a reduction of €/000 532 in the book value.

The Staff Severance Fund comes under defined benefit plans. The provision was calculated with reference to the closing date of the interim period, using a percentage share of the current cost established at December 31, 2004, based on actuarial assumptions, in that no significant changes were reported over the half-year.
Specifically, for determining the liability, the Projected Unit Credit Cost method was adopted that involved the following procedures:

- projections were made based on a series of financial assumptions (increase in the cost of living, increase in wages, etc), any future benefits that could be paid to each employee subscribing to the program as a result of retirement, death, invalidity, resignation etc. The estimate of future benefits also included any further increases related to seniority that may have accrued as well as presumed increase in the remuneration level earned at the time of valuation;
- at the time of valuation, the present average value of future benefits was calculated, on the basis of the annual interest rate applied and the likelihood of single benefits being actually paid;
- the liability for the Company was established by identifying the share of the present average value of future benefits in relation to service already accrued by the employee with the Company at the time of valuation;
- the reserve recognised as valid for IAS purposes was identified on the basis of the liability established using the method outlined in the paragraph above and the reserve set aside for the purposes of the Italian statutory financial statements.

Below is the breakdown of the assumptions that have been adopted:

Financial assumptions	Executives	Non-Executives
Increase in cost of living	2.5% per year	2.5% per year
Discount rate	4.5% per year	4.5% per year
Increase in wages		
- age of/under 40 years	4% per year	3.5% per year
- age over 40, but of/under 55 years	3.5% per year	3 % per year
- age over 55 years	3% per year	2.5 % per year

Demographic assumptions	Executives	Non-Executives
Probability of death	RG 48 Mortality Tables published by the General Accounting Office	RG 48 Mortality Tables published by the General Accounting Office
Probability of invalidity	Unisex tables drawn up by C.N.R. reduced by 70%	Unisex tables drawn up by C.N.R. reduced by 70%
Probability of resignation		
- until 50 years	4% per each year	3% per each year
- over 50 years	zero	zero
Probability of retirement		
- age of 60 years	35% (100% for women)	60% (100% for women)
- subsequenty, but until the age under 65 years	20% per each year	10% per each year
- age of 65 years	100%	100%
Probability of receiving an advance on the reserve of 70% allocated for Staff Severance Fund at the beginning of the year	3% per each year	3% per each year

Provision for deferred taxes (18)

This item amounts to €/000 40,988 (€/000 25,990 as of 31.12.2004). Change with respect to December 31, 2004, equal to €/000 14,998, is mainly determined by the tax effect from the elimination of goodwill amortisation (€/000 13,831).

Long-term provisions (19)

These amount to €/000 9,528 (€/000 17,842 as of 31.12.2004)
Below is the breakdown:

Provisions *(thousands of euros)*	31.12.2004	increases	use and other changes	30/09/05	Short-term portion	Long-term portion
Provision for taxes	694	52,408	-350	52,752	52,408	344
Legal disputes	11,838	0	-10,188	1,650		1,650
Retirement incentives	0	0	0	0		
Penalties	1,558	1,180		2,738		2,738
Prize competitions	189	886	-465	610		610
Provision for write-down of equity investments	104			104		104
Other provisions	3,459	186	437	4,082		4,082
Totals	**17,842**	**44,894**	**1,715**	**61,936**	**52,408**	**9,528**

Specifically:

- The other provisions include the provision for *Pension and similar costs*, equal to €/000 1,510 (€/000 1,510 as of December 31, 2004);this almost entirely comprises the provisions made by the Parent Company, in accordance with a resolution of the Remuneration Committee, to cover the

indemnities payable to certain Board members in the case of termination of their employment relationship.

- The *Provision for taxes*, equal to €/000 344 (€/000 694 as of December 31, 2004) was allocated in consideration of a dispute on previous social security positions.

CURRENT LIABILITIES

Trade payables and other payables (20)

These amount to €/000 156,831 (€/000 179,908 as of 31.12.2004) and mainly relate to unpaid supplier invoices recorded as of September 30, 2005, as well as invoices to be received or other payables from costs incurred in the period. The payables are connected to the purchase of goods and services for the activities of the period and investment programs under way.
Trade payables are normally settled at 60/90 days.

Below is the breakdown by maturity:

Total Trade Payables and other payables *(thousands of euros)*	30.09.2005	31.12.2004	change
Payables to suppliers due within 12 months	156,598	175,480	-18,882
Payables to parent company due within 12 months	233	0	233
Payables to affiliated companies due within 12 months	0	4,428	-4,428
Total	156,831	179,908	-23,077

Derivative instruments (21)

During the course of 2004, with the aim of managing the exchange rate risk associated with the supply of Instant Lottery tickets (in US Dollars), Consorzio Lotterie Nazionali covered 50% of estimated supplies until the expiry date of the concession with derivate instruments. For each reference financial year, this strategy allows fixed amounts of USD at strike price level to be bought whenever the EUR/USD exchange rate is lower than the strike price (in a scenario where USD is strengthening); at the same time, in contrast to what would normally happen with forward transactions, this strategy means that advantage can be taken of any weakening of the American currency during the interval between the strike price and knock-in one. The latter price level is positioned at a suitably high EUR/USD exchange rate (with the least likelihood of being reached). If at any time during the observation period (knock-in period), the "barrier" is triggered, dollars have to be bought for the relative option period at the strike price.

Of the USD 48,000,000.00 cover brought, at 30/09/05 USD 46,500,000.00 were still in existence. Options expiring in September 2005 were restructured towards the end of 2004, widening the "neutral corridor" (strike - knock in): knock-in is 1.4050, while strike price is 1.1650. During the first part of 2005, also transactions with foreign currency 2006 were changed to bring the knock-in price to 1.3500 and strike price to 1.1842. For all other transactions, the knock-in and strike prices of the initial deals closed remain in effect (1.3000 and 1.2138 respectively). The current positioning is in line with the view of a US dollar that will be comparatively strong over the next few years.
Since requirements under IAS 39, paragraph 71 and subsequent, are not applicable to the derivatives in question, hedge accounting was not adopted; thus, at 30/09/05, their value was updated to the mark-to-market value (€/000 1,150 against €/000 3,302 as of December 31, 2004), recognising the difference in the financial area of the income statement.

Short-term loans (22)
€/000 1,700 (€/000 3,322 as of 31.12.2004) refer to PCC Giochi e Servizi for the loan with Efibanca, and finance lease transactions relating to the companies Totobit S.p.A. and PCC Giochi e Servizi.

Short-term portion of long-term loans (23)
€/000 14,938 (€/000 473 as of 31.12.2004) represents the share accrued to the period for interest on the debenture loan.

Other current liabilities (24)
These total €/000 181,383 (€/000 233,494 as of 31.12.2004).

Total Other (current) liabilities *(thousands of euros)*	**30.09.2005**	**31.12.2004**	**change**
Payables to social security institutions due within 12 months	2,010	2,441	-431
(Financial) Payables to parent companies	3,398	19,245	-15,847
Other financial payables	709	709	0
Payables to personnel	9,338	9,619	-281
Payables to Monopolies	56,272	106,143	-49,871
Payables to bet collection points/telephone operators	104,074	88,109	15,965
Other payables	5,582	7,228	-1,646
Total	**181,383**	**233,494**	**-52,111**

Below are the most significant items:
Payables to Social Security Institutions: €/000 2,010 (€/000 2,441 as of 31.12.2004). This item relates to payables to social security institutions for withholdings charged to the Companies with regard to wages and salaries paid in September 2005.

Payables to parent companies: €/000 3,398 (€/000 19,245 as of 31.12.04). The balance of this item relates to the Group VAT. Take note the decrease, equal to €/000 15,847, regarded *Ires* (*Imposta sul Reddito delle Società*, Corporate Income Tax) paid to the parent company during the first months of the year. Due to joining the National Fiscal Consolidation, at 31.12.2004, the Company reported a payable for Ires under this item. On the other hand, at 30.09.2005, provision for taxes payable over the period has been allocated as a specific entry under provision for risks and charges.

Payables to personnel: €/000 9,338 (€/000 9,619 as of 31.12.04). These include the salaries due and payable to Company employees.

Payables to bet collection points/telephone operators: €/000 104,074 (€/000 88,109 as of 31.12.04). These refer to the amounts due to bet collection points/telephone operators for collection services rendered by the companies LIS and Lottomatica. Specifically, the payable ascribable to LIS (€/000 100,801) was virtually entirely a payable for amounts to be paid to telephone operators in relation to contractual dynamics concerning collection of receipts from bet collection points during the month of September.

Payables to monopolies: €/000 56,272 (€/000 106,143 as of December 31, 2004). The amount in question is almost totally ascribable to a payable due to *AAMS* for instant and traditional lottery tickets sold during the period, which is monthly reported by the 12th of each following month. The significant reduction compared to figures as of December 31, 2004, should be viewed in the light of the collection

from the Italia Lottery that are concentrated in the last few months of the year and which are paid over to *AAMS* during the first weeks of January of the following year.

Payables for taxation (25)
Below is the breakdown with change compared to the previous financial year.

Payables for taxation (thousands of euros)	30.09.2005	31.12.2004	change
Irpef tax payables	922	1,638	-716
VAT tax payables	203	112	91
Tax payables to Tax Office	0	6	-6
Irap/Ires tax payables	1,865	9,184	-7,319
Other tax payables	1,860	2,406	-546
Total	**4,850**	**13,346**	**-8,496**

Tax payables, equal to €/000 4,850 (€/000 13,346 as of December 31, 2004) include payables for the *IRPEF (Imposta sul Reddito delle Persone Fisiche,* Personal Income Tax) withholding taxes withheld by the Group from the remuneration of employees and consultants for September 2005, as well as V.A.T. payables.
The reduction of tax payables for Irap/Ires for €/000 7,319 comes from allocating to the provision for taxes the expected tax burden for the period.

Short-term portion of long-term provisions (26)
These entirely include expected taxes for the period (€/000 52,408 as of September 30, 2005, and a balance equal to €/000 0 as of December 31, 2004).

Liabilities held for sale or discontinuing operations (27)
There are no liabilities held for sale.

NOTES TO THE CONSOLIDATED INCOME STATEMENT

REVENUES (28)

These amount to €/000 438,784 (€/000 487,585 as of 30.09.2004) and show a drop of €/000 48,801 compared to the same period of the previous year. Revenues realised by the Lottomatica Group over the July-September quarter totalled €/000 125,872.
Specifically:

Revenues from sales and services (thousands of euros)	September 30, 2005	September 30, 2004	change (€/000)	change (%)	3rd quarter 2005	3rd quarter 2004	change (€/000)
Lotto Game	347,882	435,471	-87,589	-20.1%	95,325	150,356	-55,031
Tris	917	845	72	8.5%	-751	359	-1,110
LIS network - top-ups	20,771	17,324	3,447	19.9%	7,433	5,894	1,539
Totobit network - top-ups	8,052	4,300	3,752	87.3%	1,819	125	1,694
Sport Ticketing	4,044	3,737	307	8.2%	2,026	2,014	12
Car road tax	6,677	6,887	-210	-3.0%	1,562	1,578	-16
Rai television licence	606	584	22	3.8%	0	1	-1
Municipal Services	223	224	-1	-0.4%	20	45	-25
Unified Taxes	424	353	71	20.1%	111	91	20
Sports Pools	4,252	5,192	-940	-18.1%	710	500	210
Instant and Traditional Lotteries	32,921	6,550	26,371	NS	11,332	5,431	5,901
Betting	1,678	1,658	20	1.2%	661	564	97
Gaming Macines	2,999	0	2,999	NS	184	0	184
PCC GS S.p.A.	1,442	1,333	109	8.2%	605	368	237
Others	5,896	3,127	2,769	88.6%	4,835	2,457	2,378
Total	**438,784**	**487,585**	**-48,801**	**-10.0%**	**125,872**	**169,783**	**-43,911**

In preparing the income statement, according to IAS 18 (revenue recognition), the Group has reported revenues for telephone top-ups net of costs both for the subsidiary LIS and for the Totobit group. This decision was based on the fact that the Company during the transaction only accrues the margin resulting from the difference between retail price and the nominal cost of the card.
Revenues of RTI Videolot have been treated in a similar way, pursuant to the concession and subsequent ministerial provisions, the latter being the owner of revenues from collection net of unified state tax (*PREU, Prelievo Erariale Unico*) and the winnings paid out, and thus gross of payment due to operators and retailers.

As far as the revenue trend and changes compared to previous period are concerned, reference is made to the Management Report.

Other earnings and proceeds (29)

These amount to €/000 9,448 (€/000 8,033 as of 30.09.2004), showing an increase of €/000 1,415, as compared to the same period in the last year, essentially due to the absorption of provisions allocated over the previous years.
The main items relate to:

- operating grants of Consorzio Lotterie Nazionali (€/000 1,287)
- absorption of provisions (€/000 3,150)
- fees for the management of the national TRIS pari-mutuel system (€/000 1,463).

Capitalisation of internal construction costs and consumables (30)

These amount to €/000 25 (€/000 1,152 as of September 30, 2004) and mainly refer to Lottomatica Italia Servizi.

Change in inventories (31)

This amounts to €/000 86 (€/000 -13 as of 30.09.2004) and mainly refers to PCC Giochi e Servizi.

Raw materials and consumables used (32)
These amount to €/000 22,088 (€/000 20,005 as of 30.09.2004) and are broken down as follows:

Raw materials *(thousands of euros)*	September 2005	September 2004	change (€/000)	change (%)
Paper supports	12,317	14,156	-1,839	-13.0%
EDP materials and consumption	2,157	3,383	-1,226	-36.2%
Materials consumption for on-line services	166	588	-422	-71.8%
Lottery tickets	7,237	1,434	5,803	404.7%
Others	211	444	-233	-52.5%
Total	**22,088**	**20,005**	**2,083**	**10.4%**

The increase in the cost of instant and traditional lottery tickets has been affected by the start-up of Consorzio Lotterie Nazionali collection activities that commenced in June 2004.

Services (33)
These amount to €/000 121,923 (€/000 146,587 as of 30.09.2004) and are broken down as follows:

Costs for services *(thousands of euros)*	September 2005	September 2004	change (€/000)	change (%)
Network management	34,308	42,515	-8,207	-19.3%
Maintenance	11,616	22,119	-10,503	-47.5%
Office costs	5,534	4,657	877	18.8%
Assistance for bet collection points	17,396	14,300	3,096	21.7%
Research and advertising	26,565	18,292	8,273	45.2%
Services rendered by third parties	15,417	18,511	-3,094	-16.7%
Corporate bodies	1,289	1,413	-124	-8.8%
Costs for LIS Services	6,148	4,280	1,868	43.6%
Banking costs and services	1,150	2,034	-884	-43.5%
Non-capitalised IAS costs	602	11,512	-10,910	-94.8%
Others	1,898	6,954	-5,056	-72.7%
Total	**121,923**	**146,587**	**-24,664**	**-16.8%**

These show a decline of €/000 24,664.
The most significant changes concerned:

- network costs for the technological innovation process begun in early 2003 by migrating the data transmission systems to the IP (Internet Protocol) system, with significant savings;
- maintenance costs for renegotiation of existing contracts;
- assistance provided to bet collection points for business development and business volume increase;
- services rendered by third parties largely connected with the implementation of the new activities started during the financial year (national instant and traditional lotteries, entertainment games, new games linked to Totocalcio, etc.).

Costs for personnel (34)
These totalled €/000 50,258 (€/000 49,694 as of September 30, 2004) and shows an increase of €/000 564. Below is the breakdown of the individual components:

Costs for personnel (thousands of euros)	September 2005	September 2004	change
Wages and Salaries	33,361	29,378	3,983
Social security contributions	10,295	9,352	943
Saff severance fund	1,288	2,347	-1,059
other costs	5,314	8,617	-3,303
Total	**50,258**	**49,694**	**564**

"Wages and salaries and social security contributions" include costs for early retirements (€/000 1,958).
"Staff Severance Fund" includes the effects of discounting back the provision for this fund which, as of September 30, 2005, involved a reduction of €/000 532 in the book values.
The other costs for personnel include charges for valuation of stock options (€/000 5,185), according to IFRS 2.
As of September 30, 2005, the Group's employees were 1,069. Below is a breakdown of average number of employees, by category:

Average employees as of September 30, 2005	
Executives	54
Supervisors	109
Office staff	836
Manual workers	56
Total	**1,055**

Amortisation, depreciation and write-downs (35)

These amount to €/000 35,698 (€/000 47,211 as of 30.09.2004) and are broken down as follows:

Amortisation of intangible assets (thousands of euros)	September 2005	September 2004	change
Amortisation of patents	4,619	3,464	1,155
Amortisation of concessions, licences, trademarks	842	1,004	-162
Other Intangible Assets	0	188	-188
Total	**5,461**	**4,656**	**805**

Write-downs (thousands of euros)	September 2005	September 2004	change
Write-down of fixed assets	2,378	0	2,378
Write-down of receivables	756	5,768	-5,012
Total	**3,134**	**5,768**	**-2,634**

Depreciation of property, plant and equipment (thousands of euros)	September 2005	September 2004	change
Buildings	893	466	427
Plant and machinery	25,812	34,416	-8,604
Industrial and business equipment	61	61	0
Other assets	337	1,844	-1,507
Total	**27,103**	**36,787**	**-9,684**

The reduction of property, plant and equipment depreciation for the item *"plant and machinery"* is essentially attributable to completing the depreciation process of assets linked to the Lotto Game Concession (first generation terminals). These assets, even though they have been completely depreciated, are still part of the production process.
"Write-downs of fixed assets", equal to €/000 2,378, refer to assets that are no longer used by Lottomatica.

"Write-downs of receivables" included in current assets, equal to €/000 756 (€/000 42 as of 30.09.2004) refer to:

- Totobit S.p.A. for €/000 450, covering receivables making up the existing total receivables;
- RTI Videolot for €/000 300, covering receivables from retailers and operators, for paying over collections from entertainment equipment;
- TTS Srl for €/000 6.

Other operational costs (36)
These amount to €/000 16,328 (€/000 25,733 as of 30.09.2004) and relate to:

- *Other operating costs*: €/000 3,370 (€/000 5,380 as of 30.09.2004). The most significant entries cover the costs associated with the planned merger NewGames – FinuroGames – Lottomatica (€/000 1,565), the sums to be paid to the Tax Authorities (€/000 338) for management economies deriving from the use of the network for activities other than the Lotto Game (Article 9 of the Decree of November 15, 2000, issued by *AAMS*), gifts (€/000 22), the unrecoverable V.A.T. (€/000 481) and the other indirect taxes for the financial year (€/000 124).
- *Leases and rentals*: these amount to €/000 10,396 (€/000 8,315 as of 30.09.2004) and relate to leases, rentals (cars and equipment) and royalties.
- *Provisions for risks*: €/000 1,008 (€/000 12,038 as of 30.09.2004) mainly refer to provisions allocated by Lottomatica in its capacity as representative of the Temporary Business Combine for collecting receipts from legal games. In the last year, this item included the amount allocated in consideration of the Antitrust dispute;
- *Other provisions*: €/000 926 (€/000 1,027 as of 30.09.2004) essentially relate to provisions allocated by Lottomatica for prize competitions (€/000 415).

Financial charges (income) (37)
As of September 30, 2005, financial management shows a negative balance of financial charges for €/000 8,928 (charges for €/000 11,499 as of September 30, 2004), broken down as follows:

Financial income and changes *(thousands of euros)*	**September 2005**	**September 2004**	**change** *(€/000)*
Financial Income	6,170	3,522	2,648
Financial Charges	-15,098	-15,021	-77
Total	**-8,928**	**-11,499**	**2,571**

Financial income *(thousands of euros)*	**September 2005**	**September 2004**	**change** *(€/000)*
Income from equity investments	1	1	0
Bank interest	3,905	3,433	472
Other Financial Income	2,264	88	2,176
Total	**6,170**	**3,522**	**2,648**

Financial Charges *(thousands of euros)*	**September 2005**	**September 2004**	**change** *(€/000)*
Bank interest	-163	-18	-145
Interest payable to group companies	0	-2	2
Interest expense - Bond	-14,004	-12,960	-1,044
Discount on issue of loans	-146	-146	0
Other financial charges	-785	-1,895	1,110
Total	**-15,098**	**-15,021**	**-77**

The other financial charges refer almost entirely to the mark-to-market valuation of derivative financial instruments. For an in-depth analysis, reference is made to the relevant paragraph above.

Under financial charges, the most significant item (€/000 12,924) refers to interest expense accrued on the debenture loan, as well as by €/000 1,080 for the amounts recognised to bondholders by way of consent fee for the approval of the abovementioned merger plan during the Shareholders' Meeting.

Adjustments to financial assets (38)
These amount to €/000 35 and refer to the loss from the sale of the company Triplet, transferred to the parent company De Agostini in May 2005.

Income taxes for the period (40)
The estimated tax charge as of September 30, 2005, amounts to €/000 55,717 for current taxes, €/000 12,409 for deferred tax liabilities and €/000 10,422 for deferred tax assets, as broken down in the table below:

Income taxes for the period *(thousands of euros)*	**September 2005**
IRES	46,562
IRAP	9,155
Deferred tax assets	10,422
Deferred tax liabilities	12,409
Income taxes for the period	**78,548**

Net profit for the period
Consolidated net income as of September 30, 2005, amounts to €/000 113,258 (€/000 114,848 as of 30.09.2004) of which €/000 1,107 (€/000 –685 as of 30.09.2004) is attributable to minority interests.

RELATIONS WITH RELATED PARTIES

Below are the economic effects and property relations with related parties of the Lottomatica Group as of 30.09.2005.

All transactions effected with related parties, including inter-group transactions, fall under ordinary business activities and are regulated by market conditions or based on specific regulatory provisions; no atypical and/or unusual transactions are noted.

Specially, it should be noted that the Lottomatica S.p.A. Group is engaged, together with the parent company De Agostini S.p.A., in services for charging costs regarding the Board of Directors. The relations with ISIM, a Toro Group company, refer to the lease of the premises where the Lottomatica Group has its headquarters.

Finally, the Lottomatica Group, as a consolidated company, has joined the National Fiscal Consolidation for the De Agostini S.p.A. Group Companies starting from 2004.

RELATED PARTIES - MAIN ECONOMIC ITEMS as of 30.09.2005

thousands of euros	**Indirect parent, subsidiary and associated companies**	**Type of transaction**
Costs for services	231	Relations with De Agostini S.p.A.
Leases and rentals	2,025	Relations with ISIM S.p.A.

RELATED PARTIES - MAIN FINANCIAL ITEMS as of 30.09.2005

thousands of euros	**Indirect parent, subsidiary and associated companies**	**Type of transaction**
Receivables	17	Relations with NewGames S.p.A. (former Triplet S.p.A.)
Receivables	5,770	Relations with De Agostini S.p.A. (*IRES* tax receivable - transferor Lottomatica S.p.A.)
Receivables	1,517	Relations with De Agostini S.p.A. (*IRES* receivable - transferor Lottomatica Italia Servizi S.p.A.)
Receivables	24	Relations with De Agostini S.p.A. (VAT credit - transferor Lottomatica Italia Servizi S.p.A.)
Receivables	24	Relations with De Agostini S.p.A. (*IRES* receivable - transferor Totobit S.p.A.)
Receivables	59	Relations with De Agostini S.p.A. (VAT credit - transferor Totobit S.p.A.)
Payables	235	Relations with De Agostini S.p.A.
Payables	3,068	Relations with De Agostini S.p.A. (VAT debt - transferor Lottomatica S.p.A.)
Payables	330	Relations with De Agostini S.p.A. (VAT debt - transferor Lottomatica Sistemi S.p.A.)

BENEFITS TO MANAGEMENT WITH STRATEGIC RESPONSIBILITIES

Over the three quarters of 2005, the estimate of fees due to management with strategic responsibilities amounts to €/000 1,712, detailed as follows:

Short-term benefits:	€/000 1,688
Benefits due after termination of the *employment relationship:*	€/000 24
Total	**€/000 1,712**

OTHER INFORMATION

STOCK OPTION PLAN

2003 – 2008 and 2005-2010 Plans

- The Shareholders' Meeting of April 14, 2003, resolved on an increase of the share capital through payment of funds up to a maximum of € 5,652,377 through the issue over one or more occasions of a maximum of 5,652,377 ordinary shares with a par value of € 1 each, serving stock option plans available to employees of the Company and/or its subsidiaries as well as to the Company's executive directors.

- The Shareholders' Meeting of April 12, 2005, resolved to grant the Board of Directors the power to increase the share capital through payment of funds up to a maximum nominal amount of € 8,900,928.00, on one or more occasions for a period of five years from the date of the resolution, excluding the right of option. Such increase was to serve, *inter alia*, one or more stock option plans available to the Company's directors and to the managers of the Company and/or its subsidiaries, up to the maximum threshold of 20% per year, equal to € 1,780,185.60, without the power to accumulate any part not used during a given year with the part pertaining to subsequent years.

STOCK OPTION PLANS OUTSTANDING AT September 30, 2005

	Options outstanding at the *beginning of the period*		Options assigned over the *period*		Options cancelled over the *period,*		Options exercised *over the period*		Options outstanding at period-*end*		Options exercisable at period-end
	No. of options	Weighted average exercise price *(euro)*	No. of options	Weighted average exercise price (euro)	No. of options	Weighted average exercise price (euro)	No. of options	Weighted average exercise price (euro)	No. of options	Average maturity (years)	No. of options
2003-2005 Plan - Chairman	531,000	14.63	0		220,333	14.63	70,000	26.21	240,667		240,667
2003-2005 Plan - General Manager	2,026,000	14.63	0						2,026,000	2008	
2003-2005 Plan - Joint General Manager	1,012,000	14.63	0						1,012,000	2006	
2003-2005 Plan - Executives	647,300	14.63	0		33,550	14.63			613,750	2008	
2004-2005 Plan - Executives	245,675	18.338	0		22,500	18.338			223,175	2008	
2005-2010 Plan - Chairman			124,476	26.47					124,476	2010	
2005-2010 Plan - General Manager			95,336	26.47					95,336	2010	
2005-2010 Plan - Executives			297,580	26.47	20,160	18.338			277,420	2010	

Stock option plans were valued according to the Black-Scholes option pricing model.
Below is the statement summarising the assumptions relating to the determination of the stock option plans' fair value:

	Chairman 2003-2005	MD/GM/JointGM 2003-2005	Executives 2003-2005	Executives 2004-2005	Chairman 2005-2010	Managing Director 2005-2010	Executives 2005-2010
No. of options assigned	660,999	3,038,000	825,000	245,675	124,476	95,336	297,580
Average market price at the date of assignment	15.38	15.38	15.38	18.63	27.40	27.40	27.40
Average exercise price	14.63	14.63	14.63	18.34	26.47	26.47	26.47
Option period (residual years)	1	1	1	1	3	3	3
Free risk rate	2.15%/2.56%	2.6%	2.56%/3.08%	3.14%/3.44%	2.60%	2.60%	2.60%

INFORMATION BY SEGMENT

SEGMENT REPORTING (thousands of euros)	GAMES		SERVICES		UNALLOCATED ITEMS		CONSOLIDATED ACCOUNTS	
	30.09.2004	30.09.2005	30.09.2004	30.09.2005	30.09.2004	30.09.2005	30.09.2004	30.09.2005
Revenues from third-party customers	455,333	395,650	37,759	46,766	3,665	5,753	496,757	448,169
Intercompany revenues		0		0		0		0
Total Revenues	455,333	395,650	37,759	46,766	3,665	5,753	496,757	448,169
Other costs related to the segment result	171,571	148,313	16,777	17,263	41,633	43,085	229,981	208,661
EBITDA	**283,762**	**247,337**	**20,982**	**29,503**	**-37,968**	**-37,332**	**266,776**	**239,508**
Amortisation and depreciation	36,095	25,121	4,276	3,035	6,838	4,408	47,211	32,564
Write-down of fixed assets	0	2,378	0	0			0	2,378
Write-down from impairment	0	0	0	0				0
Write-down of receivables	0	0	0	456			0	756
Other provisions	12,038	1,934	0	0			12,038	1,934
Operating Profit	**235,629**	**217,904**	**16,704**	**26,012**	**-44,806**	**-41,740**	**207,527**	**201,876**
Financial income (charges)							-11,499	-8,928
Value adjustment to financial assets								-35
Taxes							-82,597	-78,548
Net profit from continuing operations							113,431	114,365
Profit from assets held for sale or discontinuing operations							732	
Profit (loss) for the period							114,163	114,365
Profits/Losses from companies valued at equity		0		0				0
Costs for operating investments	10,426	17,348	1,919	3,193	14,149	23,544	26,494	44,085
Investments valued at equity		0		0				0
Total segment assets	498,828	496,051	236,303	234,988	389,145	386,979	1,124,276	1,118,017
Total segment liabilities	104,060	76,783	239,544	176,753	439,546	576,037	783,150	829,573

The identification of segments within the Group has been carried out taking into account the nature of the business activities. Specifically, the segments are games and services, whose operations are entirely carried out in Italy. Take note that Games includes operations relating to Lotto, instant and traditional lotteries and gaming machines. Instead, Services includes citizen services, business services and utilities bill payments.
Specific allocation parameters have been identified for assets/liabilities and costs that are not clearly attributable to the single segments. Assets/liabilities and costs that are not attributable using the aforesaid parameters have been shown in a separate column under "unallocated items".

List of Companies included in the Consolidation area as of 30.09.2005

Company name	Activities	HQ	Share capital	Currency	% ownership	Shareholder
Lottomatica S.p.A.	State licensee to manage Lotto and other games	Rome	89,009	*(thousands of euros)*		
Lottomatica Italia Servizi S.p.A	Citizen services	Rome	2,582	*(thousands of euros)*	92.5%	Lottomatica S.p.A.
Lottomatica Sistemi S.p.A.	*Centri Elaborazione di zona*	Rome	5,165	*(thousands of euros)*	100%	Lottomatica S.p.A.
PCC Giochi e servizi S.p.A.	Special paper products	TITO (PZ)	21,000	*(thousands of euros)*	100%	Lottomatica Sistemi S.p.A.
Cirmatica Gaming S.A.	Financial investments	Barcelona	54,156	*(thousands of euros)*	100%	Lottomatica S.p.A.
Consorzio Giochi Sportivi	Betting pool management and operations	Rome	100	*(thousands of euros)*	65%	Lottomatica S.p.A. /Totobit S.p.A.
Consorzio Lotterie Nazionali	National lotteries	Rome	16,000	*(thousands of euros)*	63%	Lottomatica S.p.A.
Totobit Informtica S.p.A.	On-line services for citizens	Milan	3,043	*(thousands of euros)*	100%	Lottomatica Italia Servizi S.p.A.
TTS Srl	Software development and production	Milan	100	*(thousands of euros)*	100%	Totobit S.p.A.
Videolot Gestione	Videolotteries management	Rome	120	*(thousands of euros)*	100%	Lottomatica S.p.A.
RTI Videolot S.p.A.	Entertainment equipment management	Rome	120	*(thousands of euros)*	100%	Lottomatica S.p.A.
Sed Multitel S.p.A.	Technological support for remote services	Milan	800	*(thousands of euros)*	60.0%	Totobit S.p.A. / Lottomatica S.p.A.
LIS Finanziaria S.p.A.	Financial services management	Milan	1,000	*(thousands of euros)*	100%	Totobit S.p.A.
Carta LIS S.p.A.	Issue of electronic money	Rome	10,000	*(thousands of euros)*	90%	Lottomatica Italia Servizi S.p.A.
Lottomatica Argentina S.A.	non-operating	Buenos Aires	12,000	*USD*	100%	Lottomatica S.p.A.
Lottolatino do Brasil S.A.	non-operating	San Paolo	1,000	*Reais*	100%	Lottomatica S.p.A.

RECEIPTS AND PAYMENTS (PRESIDENTIAL DECREE No. 560 dated 16.09.1996).

The administration of receipts and payments by the Parent Company, under the powers granted by the above mentioned Presidential Decree No. 560, is discussed below.

This item, equal to €/000 133,990, is made up as follows:

RECEIVABLES
These total €/000 6,659 for the receivable due from the operators of bet collection points in relation to sums collected by them, net of winnings and their commissions.

CASH AND CASH EQUIVALENTS
These amount to €/000 127,331 and reflect the administered receipts held on bank and postal accounts as of September 30, 2005.

- €/000 110,183 on a specific current account held with Banca Intesa S.p.A.;
- €/000 17,148 on a specific postal account.

PAYABLES
These amount to €/000 133,990 and are made up of:

- €/000 106,323 in profits due to the Tax Authorities as of September 30, 2005;
- €/000 15,260 due to the Ministry of Finance's pension fund;
- €/000 215 in amounts to be paid over to the Tax Authorities, equal to the interest income accrued on the specific bank account used for the administration of receipts and payments, net of tax charges and related expenses;
- €/000 5,201 for the premium on the last two drawings made over the period under consideration to be paid out to the licensee;
- €/000 6,991 in winnings not paid as of September 30, 2005.

COMMITMENTS

As of September 30, 2005, the Group recognises outstanding commitments totalling €/000 302,773 including *guarantees* of €/000 301,724 and *other commitments* of €/000 1,049.
The most significant items relate to:

- the guarantees given to the telephone (Tim Italia, Vodafone, Wind, H3G) and television companies, regarding the obligations undertaken by Lottomatica Italia Servizi S.p.A., LIS Finanziaria S.p.A. and Totobit S.p.A. under the contracts for automatic top-up service of prepaid services (€/000 179,377);
- the guarantees given by Efibanca and Banca di Roma in favour of the Ministry of Finance regarding the obligations undertaken by Lottomatica S.p.A. to operate the Lotto Game concession (€/000 35,106);
- the guarantee given on behalf of Consorzio Lotterie Nazionali to be enforced on Lottomatica S.p.A. credit lines in favour of *AAMS* regarding the discharge by Consorzio of all obligations deriving from the Licence Agreement as set out under Article 10 of the Licence dated October 14, 2003 (€/000 25,823);
- the guarantees given by Lottomatica S.p.A. and Lottomatica Italia Servizi S.p.A. on behalf of the Revenues Agency, in consideration of the credit utilised within the Group VAT procedure;
- the guarantees given to the benefit of RTI Videolot S.p.A. to be enforced on Lottomatica S.p.A. credit lines, in favour of *AAMS* regarding the discharge by RTI Videolot S.p.A. itself of obligations deriving from the Videlotteries licence (€/000 15,385); moreover, the guarantees given for the entire property, plant and equipment and intangible assets to carry on corporate business, owned by Lottomatica and transferred through a deed of "lease of branch of business" on May 12, 2005, effective from May 5 (€/000 3,106);
- the guarantee given on behalf of Consorzio Lottomatica Giochi Sportivi to be enforced on Lottomatica S.p.A. credit lines in favour of *AAMS* regarding the discharge by Consorzio Giochi Sportivi of all obligations inherent to the game (€/000 15,000);
- the guarantees given by Lottomatica S.p.A. for various purposes (€/000 1,897, of which €/000 1,601 for a counter-security given by Lottomatica S.p.A. to BNL against the guarantee given by the latter to EFIBANCA);
- the guarantees given by the Group companies to be enforced on Lottomatica S.p.A. credit lines for securities relating to prize competitions (€/000 1,727);
- the guarantees given by Lottomatica S.p.A. for leases (€/000 1,050);
- the guarantees given by Lottomatica S.p.A. in favour of Sogei regarding horse-racing events (€/000 496).

Significant judicial and arbitration proceedings as of September 30, 2005

DATASIEL- SISTEMI TECNOLOGIE DI INFORMATICA S.p.A. Arbitration

On April 2003, Datasiel – Sistemi Tecnologie di Informatica S.p.A initiated an arbitration proceeding against Lottomatica to establish that the expiration date of its agreement with Lottomatica providing for information technology services to the Genova regional processing centre was not upon expiration of Lotto concession original term but upon expiration of the second term of the concession. Lottomatica contested this claim and required for the expiry of the contract to be ascertained.

On October 10, 2003, Lottomatica filed a counterclaim for violation of the contractual guarantee of competitive fees charged by Datasiel, asking to be refunded the greater amount paid to Datasiel for the services rendered. The attempt to settle the dispute was declared unsuccessful on November 10, 2003. On February 23, 2004, the Chairman of the Arbitration Board accepted a request by Lottomatica aimed at determining the amount for the counterclaim, and appointed the Court-appointed Expert. In a decree dated March 29, 2004, the Chairman of the Arbitration Board determined the requests to be submitted to the Court-appointed Expert largely repeating those formulated by Lottomatica. The Court-appointed Expert was delegated the tasks of verifying whether the contractually determined costs to Lottomatica may be considered competitive compared to those practiced on the national and international market for similar services, and thus whether they may be considered justified in relation to the services offered by Datasiel, considering the amount and quality of the services rendered; as well as verifying whether the consideration was determined, over the various years the contract was in force, based on a cost-services ratio to be calculated in accordance with the terms of the contract.
Operations were concluded on July 2, 2004. The Arbitration Board, accepting the petition formulated by the counsel to Lottomatica, allowed the parties to formulate their own remarks and counter-deductions regarding the Court-appointed Expert and decided to extend the deadline for filing award by 180 days, granting the parties until September 20 to file their preliminary investigation briefs and until October 5 to file statements of defence. The Board of Arbitrators then granted the parties until November 8, 2004, to define their questions, November 30, 2004, to specify the conclusions and December 13, 2004, for replies.

By an award issued on July 26, 2005, the Arbitration Board:

- ascertained the validity and effectiveness of the contract entered into between the parties, as well as the non-compliance by Lottomatica with the obligations undertaken under the contract, declaring Lottomatica itself to be bound to comply with the abovementioned contract and to pay Datasiel the total amount of € 2,500,000 by way of compensation for damages due to non-compliance;
- ascertained the breach by Datasiel of the guarantee obligation correlated to the non-competition clause under the abovementioned contract, and ordered Datasiel to pay Lottomatica the total amount of € 2,100,000.

Arbitration costs have been fully settled.
The award issued exposes Lottomatica to the risk of being required to pay Datasiel further damages, since the compliance with the contract is no longer topical nor possible. Then Lottomatica, assisted by its counsel, is preparing the appeal to be filed with the competent Civil Court of Appeals, requesting nullity of the award issued pursuant to Article 825 to be assessed *per errores in procedendo*.

TICKET ONE S.p.A. litigation

On August 12, 2003, the company Ticket One S.p.A., active in the services industry and ticketing in particular, filed an appeal with the *TAR*, Regional Administrative Court of Lazio Region aimed at verifying, *inter alia*, Lottomatica's obligation to make its own network available to third parties at the same conditions offered to its subsidiary Lottomatica Italia Servizi S.p.A..

Prior to notification of the aforementioned petition, the company Ticket One had formulated out of court its own petition to access the Lottomatica network, in a note dated March 12, 2003. Lottomatica acknowledged the above mentioned note of Ticket One and rejected the requests submitted by it.

On December 3, 2003, Ticket One also served a writ of summons before a civil court (Civil Court of Rome) which essentially repeated the same claims submitted to the administrative court. Ticket One also asked to be reimbursed, for alleged unfair competition, an amount of € 10 million for illegitimate use of the network by Lottomatica and LIS, in addition to a ruling prohibiting the company from performing any further act of unfair competition, and, alternatively, to have the network available.

Lottomatica and LIS appeared according to a formal procedure in both proceedings, and, taken into account that Ticket One had submitted the same claims before two different courts, filed an appeal for a preliminary proceeding to determine jurisdiction before the Joint Divisions of the Court of Cassation, asking the proceedings to be suspended. This appeal was discussed on September 29, 2005.

At the hearing on June 24, 2004, the *TAR* of the Lazio Region accepted the request filed by Lottomatica and LIS and suspended the proceeding, arranging for the documents to be referred back to the Court of Cassation.

Regarding the civil action, at the hearing on July 14, 2004, the Court reserved ruling on the petition by Lottomatica to suspend the suit, awaiting the outcome of the Preliminary Proceeding to determine Jurisdiction or in any case, alternatively, subject to the settlement of the administrative proceeding. By order of July 28, 2004, the Civil Court of Rome rejected the application filed by Lottomatica and LIS and set down a hearing for December 9, 2004, for the continuation of proceedings. At the hearing of December 9, 2004, the Court gave the Parties 30 days to file briefs containing detailed argumentation or amendment of claims and objections already made and a further period of 30 days for replies pursuant to Article 183, 5 paragraph, of the Italian Code of Civil Procedure. The next hearing shall be held on December 7, 2005, for the obligations set forth in Article 184 of the Italian Code of Civil Procedure.

According to the counsels to Lottomatica and LIS, the claims submitted by Ticket One appear to be groundless.

Antitrust (Lottomatica – Sisal)

On July 16, 2003, the Italian Competition Authority started a proceeding aimed at verifying an alleged understanding between Lottomatica and its competitor SISAL in the gaming sector, and on July 18, 2003, said Authority carried out an inspection of the Lottomatica offices. Lottomatica filed a confidentiality petition for the documents gathered at said offices, which was partly accepted, partly deferred and partly rejected. On June 10, 2004, the Competition Authority carried out another inspection at Lottomatica's offices, gathering additional documentation on which the company asked for a confidentiality petition. On June 14, 2004, the Authority presented Lottomatica with a request for information concerning the market value of the games, as well as the turnover and investments made by Lottomatica in the period 2000-2003. During the proceeding the following persons were heard in addition to the parties Sisal and Lottomatica: FIT, the foreign operator G-TECH, the then Managing Director of the company Formula Giochi and the Associazione di Totoricevitori UTIS and, finally, *AAMS*.

Lottomatica accessed the proceeding records as necessary to verify the content of the previous hearings and all of the available documentation gathered from time to time by the Authority, in order to better assess the elements in the possession of the Authority and adjust its own defensive strategy accordingly.
In a notice dated August 3, 2004, as a result of the documentation gathered and the hearings held, the Authority sent the findings of its preliminary investigation, alleging an understanding between Lottomatica and Sisal. Lottomatica filed the legal brief and on October 13, the final hearing was held.
At its meeting of November 25, 2004, the Competition Authority resolved to close the preliminary investigation fining Lottomatica and Sisal by a sum, pursuant to current regulations, proportionate to their individual turnover, amounting to 8 million Euro and 2.8 million Euro, respectively. The Authority also ordered Lottomatica and Sisal to end their conduct tending to distort competition, requiring them to give notice of the measures taken within 90 days.
Lottomatica challenged the reasonableness of the accusations made against it by the Authority, filing an appeal through its counsels with the *TAR* against the decision, requesting, *inter alia,* the suspension of the above order.
At the hearing on March 2, 2005, the *TAR* rejected the request to suspend payment of the pecuniary sanction and accepted the ancillary request for suspension, given the generic contents of the warning given by the Authority.
The hearing to discuss the merits of the case was scheduled for May 4, 2005.
On March 24, 2005, Stanley International Betting Limited, having served its own appearance *ad opponendum* in the appeals filed by Sisal and Lottomatica, asked that the contested Antitrust Authority order be confirmed.
In compliance with the order issued by the *TAR* of the Lazio Region on March 2, 2005, AGCM notified Lottomatica and Sisal of the resolution passed during its own meeting on March 31, 2005.
Lottomatica and Sisal, with additional motivations, challenged the aforementioned resolution by the Authority, once again contesting its generic nature.
By a ruling published on June 15, 2005, the *TAR* of the Lazio Region rejected the appeals and the additional grounds filed by Lottomatica and Sisal. Lottomatica reserves the right to file an appeal with the Council of State against the decision made by the *TAR* of the Lazio Region once the grounds for the decision shall have been notified, which are expected to be filed by November 2005.
In any event, and with reservation, Lottomatica has paid the fine and complied with the order to send the notice requested by the Authority in which all operators of the bet collection points were informed that they had the option of associating with other operators for games other than the Lotto Game, lotteries and Scratch and Win lottery. By a notice of October 25, 2005, the Authority notified Lottomatica of having acknowledged that the order in question has been duly complied with.

<u>Gaming machines</u>
SAPAR – the national association for public amusement machines - and FM S.r.l. - with reference to the tender called for by *AAMS* in April 2004 to select licensees for the activation and operation of gaming machines - closed in June 2004 with the execution of the licence agreements with the ten operators identified (including Lottomatica Temporary Business Combine) - filed an appeal before the *TAR* of the Lazio Region aimed, *inter alia*, at obtaining the suspension and eventual annulment of the call for tenders.
LOTTOMATICA and the other licensees appeared before the court *ad opponendum.*
With an order on June 9, 2004, the *TAR* of the Lazio Region rejected the suspension request filed by the SAPAR plaintiffs. The suspension and annulment of the tender in question was also requested in a separate petition before the *TAR* of the Lazio Region by a group of videolottery operators.
At the hearing of September 29, 2004, the *TAR* of the Lazio Region rejected this suspension request as well.
This appeal was then combined with that of SAPAR and FM.

By a judgment issued on April 27, 2005, the *TAR* of the Lazio Region rejected the adverse appeals. Therefore, this judgment of April 27, 2005, also relates to this last appeal.
On November 3, 2005, SAPAR and FM filed the appeal before the Council of State, reiterating the reasons left unacknowledged by the TAR. Lottomatica's counsels believe that the appeal will likewise be rejected.

Instant and traditional lotteries

LOTTOMATICA, as representative of a Temporary Business Combine under formation, took part in the tender called for by *AMMS* to assign services for managing the instant and traditional lotteries.
In a note addressed to LOTTOMATICA dated July 30, 2001, the State Monopolies notified that the tender contract had been awarded to the Lottomatica Temporary Business Combine (made up of LOTTOMATICA as well as SCIENTIFIC GAMES, Arianna 2001 S.p.A., Poligrafico Calcografica & Cartevalori S.p.A., EIS, Tecnost Sistemi S.p.A. and Servizi Base 2001 S.p.A.).
The tender documents have been targeted by a number of contestations which can be summarised as follows:

a) appeal filed by SISAL: at the hearing on April 10, 2002, Sisal filed its own waiver of the records of the case, thus causing the appeal to be considered unfounded;

b) appeal filed by the CONSIRIUM Consortium under formation (composed of Autogrill, Gtech Corporation, Oberthur Gaming Technologies and others): the Consortium dismissed its claim at the hearing on June 17, 2003. The appeal was then rejected by the *TAR* of the Lazio Region. The hearing to discuss the merits of the case was held on November 18, 2003, before the Council of State. During the hearing, the Council of State acknowledged the statement submitted by the counsel to Lottomatica regarding the merger by incorporation of Lottomatica into Tyche and the resulting change in company name of the merging company to Lottomatica, and thus declared the dispute suspended pursuant to Article 300 of the Italian Code of Civil Procedure. Only GTECH CORPORATION and OBERTHUR GAMING TECHNOLOGIES s.a.s. served the notice of reinstatement. At the hearing on October 28, 2004, the plaintiff companies asked for the trial to be stricken from the docket;

c) appeal filed by the ESULTALIA Consortium (composed of SNAI, VENTURINI e C. S.p.A., POSTE ITALIANE and ETI): Poste and ETI also jointly took part *ad adiuvandum* in the appeal filed by Snai and Venturini contesting the award on July 30, 2001. At the hearing on May 14, 2003, Poste and ETI asked for the trial to be stricken from the docket. On July 21, 2003, SNAI and VENTURINI notified all subjects involved that it was renouncing its appeal, making it impossible to contest the adjudication following which a proper License Agreement was entered into by the Lottomatica Temporary Business Combine. It should be noted that in December 2002, SNAI, Venturini, Poste and ETI requested *AAMS* to proceed to make the award to them. In a note dated January 21, 2003, *AAMS* replied that it was not in a position to make the award until the outcome of the dispute. This note was then challenged by Snai and Venturini as further grounds added to the previous appeal and by Poste and ETI in a separate appeal. On July 17, 2003, Poste and Eti filed a petition for scheduling a hearing to settle the dispute which, as mentioned, referred to the deed of January 21, 2003, in which *AAMS* refused to assign the tender to Esultalia Consortium. Furthermore, on July 25, 2003, Poste and Eti asked the State Monopolies not to rule until the administrative court had issued its judgment.

According to the counsels to Lottomatica, the appeal by Poste and Eti cannot have any effect on the assignment in favour of Lottomatica Temporary Business Combine, which was confirmed and cannot be challenged, also taking into account the waiver of the main appeal by Snai and Venturini.

Indeed, Poste and Eti appeal is directed against the note by *AAMS* dated January 21, 2003, stating that it will not make an assignment, and not against the assignment.
Again according to the counsels to Lottomatica, the request by Poste and Eti thus proceeds in a direction diametrically opposed to the outcome of the appeal - not to further defer the assignment - and therefore the separate appeal by Poste and ETI can only be resolved by dismissal for lack of merit. Moreover, as confirmed by the counsels to Lottomatica, the deadline has passed for Poste and Eti to contest the confirmation of the assignment in favour of Lottomatica Temporary Business Combine by *AAMS*, thus causing them to lose interest.

Lottomatica / AAMS Arbitration

Lottomatica, by availing itself of the arbitration clause provided for by Article 30 of the Licence, filed a request for arbitration notifying the counterpart the will to refer the settlement of the dispute arisen between the parties as to the concession interpretation referred to in the Ministerial Decree of March 17,1993, to an arbitration board. Lottomatica asked for the Board to ascertain and declare that the initial date for the enforcement of the Lotto Game licence granted to it by the Ministerial Decree of March 17, 1993, as amended, is June 8, 1998; accordingly, the licence's final deadline is June 8, 2016 (the date when the Permanent Representation of Italy to the European Union of Brussels notified that the infringement procedure No. 91/0619, "Automated Lotto Game" initiated by the European Commission before the Court of Justice against the Republic of Italy had been terminated).
It came to such a conclusion by virtue of the fact that the Ministerial Decree of November 8, 1993, provided that the enforceability of the agreement was conditional on the Court of Justice considering the concession clauses not to be contrary to the Treaty provisions. Therefore, as a consequence of the non-retroactivity of the administrative action, the licence would only become effective on June 8, 1998.
Therefore, the Board formed on March 7, 2005, following the application by Lottomatica, declared, by an award issued on August 1, 2005, that the initial date for Lotto concession, granted by the Ministerial Decree of March 17, 1993, as amended and supplemented, is June 8, 1998; accordingly, the relevant final deadline is June 8, 2016.
The Board has deemed the Lotto concession to have been completed through a complex and gradual procedure which has lead to the termination of the Community proceedings with the Commission's favourable opinion only years after the first Ministerial Decree; therefore, the theory of *AAMS*, according to which the licence agreement would instead be a condition subsequent, must be disregarded.
In any case, the award is not still final, since it may be challenged pursuant to Article 827 of the Italian Code of Civil Procedure.

Interruption of the network service

On June 18, 2005, LOTTO Game wagers collection service was interrupted in an alternate manner, affecting almost all terminals connected to data transmission network managed by BNL-ALBACOM (approximately 14,000 terminals). After reconfiguring the network, during the night between June 18 and 19, 2005, the malfunction was put right and the data transmission lines resumed. *AAMS* calculated that the revenue loss amounted to about 7.5 million Euro and subsequently filed a claim for damages on July 7, 2005. Lottomatica, right from the outset, contested *AAMS'* claim for damages on the basis of a different interpretation of the provisions of the licence agreement. Lottomatica, in fact, holds that *AAMS* is only entitled to claim payment of the penalties provided for under the concession - amongst other things only in the case of "each day of delay" in repairing the

malfunction "after the first day following reporting it". Since the fault was repaired during the night between June 18 and 19, no penalty would be due. However, on the following August 12, LOTTOMATICA paid *AAMS* the amount that the latter was claiming, while contesting the legitimacy of the claim and reserving the right to bring its case before the appropriate authorities. On September 16, 2005, Lottomatica formally asked *AAMS* to return the amount that it had been paid by way of revenue loss within 15 days, also attaching a copy of the *pro-veritate* opinion issued by its legal counsel (Mr. Carlo Mirabile, Esq.) supporting the abovementioned theories. Lottomatica further reserved the right, in the event that the amount was not paid back, to initiate the arbitration proceeding provided for under the concession agreement. On October 6, 2005, *AAMS* replied to the foregoing note, deeming the request groundless, and stating to have, in any case, informed the Government Lawyers Office of Lottomatica's request to assess and identify any technical procedures. Hence, Lottomatica is, to date, awaiting the Government Lawyers' decision before instituting the threatened arbitration proceedings.

In addition, LOTTOMATICA contested the network service malfunction on June 18, 2005, with the provider BNL Multiservizi, reserving the right to apply the contractual penalties and to claim compensation for further damages that were incurred and to terminate the contract. BNL Multiservizi rejected LOTTOMATICA's claims, declaring that it was not liable for the service malfunction. Lottomatica, further, on September 14, 2005, following payment of € 7.5 million to *AAMS*, requested that BNL Multiservizi immediately pay said sum and initiated the arbitration proceeding to ascertain that the contract has been terminated due to breach of contract by the latter.

Following BNL Multiservizi's further refusal, on November 2, 2005, Lottomatica served BNL Multiservizi itself the document declaring the appointment of its arbitrator, in the person of Professor Berardino Libonati, requesting assessment to terminate the contract, owing to default and negligence of BNL Multiservizi, and ordering BNL Multiservizi to pay Lottomatica the sum of Euro 7,558,648.00, as well as the further damages suffered by Lottomatica itself. The deadline for BNL Multiservizi to appoint its arbitrator will expire on November 22, 2005.

Sports Pools selection tender (former Coni)

The tender launched by *AAMS* on April 16, 2003, to "select providers for the concession of the activities and public functions related to sports pools as well as any other games tied to sporting events", closed in June 2003, by entering into the licence agreements with the three selected operators, including the Consortium formed by Lottomatica, together with Totobit Informatica Software e Sistemi S.p.A., Consorzio Totocom - Agenzie on line - and Telcos S.p.A., has been the object of a number of appeals.

In particular, this procedure has been challenged by Coppini Giorgio & Partners S.a.s. (*TAR* of the Lazio Region), by the sole proprietorship Righetti jointly with other plaintiffs (*TAR* of the Lazio Region) and by MP S.a.s (*TAR* of the Sicily Region). At the hearing on July 23, 2003, the *TAR* of the Lazio Region rejected the request for suspension submitted in the appeals filed by the Companies Righetti + others and Coppini & Partners. As to the appeal filed by MP S.a.s., the *TAR* of the Sicily Region, awaiting the judgments to be issued by the *TAR* of the Lazio Region in the other disputes pending for the same purpose, ordered the *sine die* postponement of the hearing to discuss the provisional remedy. In an order on April 1, 2004, the *TAR* of the Sicily Region ordered that the lawsuit be referred back to the *TAR* of the Lazio Region for jurisdiction.
Other proceedings were initiated by the associations of the CTI and CONARI Totoricevitori, as well as by the operator of a bet collection point, Mrs. Marilena Curcio. The aforementioned plaintiffs have filed an extraordinary appeal with the Head of State asking for the annulment of the Decree issued

by the Director General of State Monopolies dated April 10, 2003 (Release of permit to sales outlets for betting pools as well as other any games tied to sporting events).
According to the counsels to the Company, these appeals are not only considered non-viable, but also appear to be groundless.

Summons of Formula Giochi shareholders

On October 26, 2005, KARISSA HOLDING S.A., CORED INTERNATIONAL S.A, as well as Mr. Massimo MACI, shareholders of Formula Giochi S.p.A. in liquidation (a company operating in the collection of games and bets), served a writ of summons on LOTTOMATICA and SISAL to appear by January 30, 2006, before the Court of Appeals of Rome, requesting to assess the liability of Lottomatica and Sisal themselves for anticompetitive conducts sanctioned by the Competition Authority's decision of November 23, 2004, which, in the plaintiffs' view, was allegedly the cause for Formula Giochi's impossibility to access the gaming and betting market, provoking an impoverishment of the corporate value of Formula Giochi. The plaintiffs also requested Lottomatica and Sisal be sentenced to jointly and severally pay, to the benefit of the plaintiffs themselves, as well as of Formula Giochi, damages amounting to a total of Euro 37,207,000.00.
Before notifying the foregoing appeal, through note dated August 1, 2005, the plaintiffs had formalised their claim for damages out of court. The request was rejected, on the grounds of its being groundless by evidence in fact and in law, through note by Lottomatica's counsels of September 5, 2005.
In fact, the files of the proceeding instituted by the Competition Authority do not demonstrate that Lottomatica's conduct was detrimental to Formula Giochi. On the contrary, the preliminary investigation records, taken verbatim in the Competition Authority's action to close the proceedings and, in particular, the statements delivered during the hearing of November 10, 2003 by the former managing director of Formula Giochi, prove that the "disintegration of the newly-born third pole" is to be ascribed to reasons in no way attributable to Lottomatica.

Appeal for the network tender

RTI ALBACOM – FASTWEB, the consortium currently being formed, on October 27, 2005, filed an appeal before the *TAR* of the Lazio Region for annulment, prior to provisional remedy, of all the tender documents related to the concession of the data transmission service on virtual private network for the Lotto Game, called for by Lottomatica S.p.A., also requesting Lottomatica to be sentenced of damages payment.
The application for provisional remedy will be discussed in chambers on November 23, 2005.
Lottomatica, assisted by its counsels, is preparing the deed for its entry of appearance to request rejection of the plaintiff's claims.

Subsequent Events

Merger Plan

- following the resolution, passed on September 22, 2005, by the Extraordinary Shareholders' Meeting of Lottomatica, concerning the approval of the related Plan of Merger by incorporation of Lottomatica and the parent company FinEuroGames S.p.A. into NewGames S.p.A., which currently owns FinEuroGames S.p.A. and which is, in its turn, owned by De Agostini S.p.A. - in order to guarantee continuity between the listing of the ordinary shares of the merged company, Lottomatica, and the listing of the ordinary shares of the merging company, NewGames -, on October 7, 2005, the latter submitted to *Borsa Italiana S.p.A.* (The Italian Stock Exchange) the application for admission of its shares to the official listing on the electronic stock market organised and managed by Borsa Italiana S.p.A. itself, and Consob, the request for authorisation to issue the offering circular on the admission to listing of the shares.
  The meeting of Lottomatica bondholders, convened to prevent the risk that the merger could be qualified as an event of default pursuant to the trust deed and the other contractual documents concerning the issue of the debenture loan launched by Lottomatica in 2003, with a consequential obligation of immediate repayment of the loan itself for a nominal value of Euro 360 million, on October 10, 2005, passed the foregoing merger and the merging company's substitution of Lottomatica in the capacity as issuer of the bonds, refraining from asserting any cause of non-compliance with the contractual provisions governing the loan.
  In accordance with the commitments undertaken, Lottomatica made, in favour of each bondholder, a cash payment of 0.30% of the capital value of bonds issued and not redeemed in the ownership of each bondholder (that is, Euro 3 per each Euro 1,000 of capital value of bonds), regardless of the participation in the Meeting and the vote cast by each bondholder.

Sports pools

- As from November 7, new horse racing betting through the pari-mutuel system were introduced; such bets may be collected at racecourses, agencies, and also in bet collection points currently authorised to collect the Tris bets. The new bets, VINCENTE NAZIONALE and ACCOPPIATA NAZIONALE, are based on forecasting, respectively, the first horse across the line and the first two horses in their exact order. On 4 November, Consorzio Lottomatica Giochi Sportivi executed with *AAMS* the additional deed aimed at fully acknowledging in the concession the regulations issued by *AAMS* itself, for the abovementioned new bets, by a Decree issued by its Director General on October 26, 2005, file no. 2005/4637/giochi/sco.
  Plans are to associate these new bets, coupled with the daily tris currently scheduled, starting from December 2005 and January 2006, with the bets "Quartè" and "Quintè", based on forecasting the exact finishing order of respectively n. 4 and 5 horses.

Interruption of the network service on June 28, 2005

- Given the objections raised against the network service malfunction on June 18, 2005, formalised by Lottomatica to BNL Multiservizi, Lottomatica has requested BNL Multiservizi to immediately return Euro 7.5 million credited in favour of *AAMS* on August 12, 2005.
  Following BNL Multiservizi's refusal, on November 2, 2005, Lottomatica served BNL Multiservizi itself the document declaring the appointment of its arbitrator, in the person of Professor Berardino Libonati, requesting assessment to terminate the contract, owing to default and negligence of BNL Multiservizi, and ordering BNL Multiservizi to pay Lottomatica the sum of Euro 7,558,648.00, as well as the further damages suffered by Lottomatica itself. The deadline for BNL Multiservizi to appoint its arbitrator will expire on November 22, 2005.

Lottomatica S.p.A.
Financial statements as of September 30, 2005
drawn up according to Italian accounting standards

Assets	BALANCE SHEET 30/09/2005 September	31/12/2004 December	30/09/2004 September
A) DUE FROM SHAREHOLDERS FOR UNPAID CAPITAL	-	-	-
	-	-	-
B) FIXED ASSETS			
I INTANGIBLE ASSETS			
1) Start-up and expansion costs	2,306,921	4,365,664	4,296,429
2) Research, development and advertising costs	-	-	-
3) Patents and intellectual property rights	4,907,497	5,693,502	4,581,207
4) Concessions, licences, trademarks and similar rights	1,179,803	1,206,479	948,842
5) -) Goodwill	319,497,919	1,582,801	369,002,883
-) Consolidation difference	-	-	-
-) Merger difference	-	366,043,841	-
6) Fixed assets under development and advances	-	-	6,569,027
7) Others	10,737,349	6,917,999	-
Total intangible assets	338,629,489	374,830,286	385,398,388
II TANGIBLE ASSETS			
1) Land and buildings	-	-	-
2) Plant and equipment	23,252,869	27,646,086	21,877,797
3) Industrial equipment	-	-	-
4) Other assets	1,667,281	510,614	650,870
5) Fixed assets under construction and advances	238,965	616,265	888,220
	25,159,095	28,772,965	23,416,887
FREELY TRANSFERABLE ASSETS			
1) Land and buildings	-	-	-
2) Plant and equipment	48,318,502	52,193,360	54,433,056
3) Industrial equipment	-	-	-
4) Other assets	53,782	89,461	146,283
5) Fixed assets under construction and advances	8,901,071	7,631,684	14,349,537
	57,273,355	59,914,505	68,928,876
Total tangible assets	82,432,450	88,687,470	92,345,763
III. INVESTMENTS			
1). Equity investments in:			
a) subsidiaries	151,018,391	150,018,390	151,818,593
d) other companies	103,956	103,956	103,956
	151,122,347	150,122,346	151,922,549
2) Receivables			
-) From others	398,436	315,193	286,199
3) Other Securities	-	-	-
Total Investments	151,520,783	150,437,539	152,208,748
Total Fixed assets	572,582,722	613,955,295	629,952,899
C) CURRENT ASSETS			
I INVENTORIES			
1) Raw materials, secondary materials and consumables	305,943	378,764	406,040
	305,943	378,764	406,040
II RECEIVABLES			
1) Due from customers			
-) trade receivables - due within 12 months	9,239,138	5,552,138	24,536,403
-) financial receivables - due within 12 months	-	-	-
	9,239,138	5,552,138	24,536,403
2) Due from subsidiaries			
-) trade receivables - due within 12 months	51,081,515	28,257,460	24,397,821
-) financial receivables - due within 12 months	29,878,700	35,860,809	42,959,474
	80,960,215	64,118,269	67,357,295
-) trade receivables - due beyond 12 months	-	-	-
-) financial receivables - due beyond 12 months	6,978,607	11,598,527	13,506,499
	6,978,607	11,598,527	13,506,499
	87,938,822	75,716,796	80,863,794
4) Due from parent companies			
-) trade receivables - due within 12 months	17,225	-	14,794
-) financial receivables - due within 12 months	-	-	-
-) tax assets - due within 12 months	5,769,922	-	-
	5,787,147	-	14,794
4 - bis) Tax Assets			
-) Tax assets due within 12 months	3,120,777	22,533,599	-
-) Tax assets due beyond 12 months	-	-	-
	3,120,777	22,533,599	-
4 - ter) Prepaid taxes	28,871,183	32,621,036	-
5) Due from others			
-) other receivables - due within 12 months	12,962,181	11,268,370	59,752,714
-) financial receivables - due within 12 months	3,144,000	3,144,000	3,000,000
	16,106,181	14,412,370	62,752,714
Total Receivables	151,063,248	150,835,939	168,167,705
III Current Financial Assets			
4) other equity investments	-	-	-
6) other securities	58,722,500	64,129,150	-
	58,722,500	64,129,150	-
IV CASH AND EQUIVALENT			
1) Bank and postal accounts	159,053,527	185,188,992	221,949,819
2) Cheques	-	-	-
3) Cash and valuables	45,610	20,009	16,118
	159,099,137	185,209,001	221,965,937
Total Current Assets	369,190,828	400,552,854	390,539,682
D) ACCRUED INCOME AND PREPAID EXPENSES			
-) Accrued income and prepaid expenses	9,297,795	5,927,679	11,975,631
-) Discount on issue of loans within 12 months	626,474	194,400	194,400
-) Discount on issue of loans beyond 12 months	-	577,874	675,074
Total Accrued Income and Prepaid Expenses	9,924,269	6,699,953	12,845,105
TOTAL ASSETS	951,697,819	1,021,208,102	1,033,337,686
Management pursuant to Presidential Decree No. 560 of 16.09.1996			
Ministry for Receipts and Payments due within the next six months	6,659,192	19,100,281	24,924,893
Bank and Postal accounts	127,330,684	460,758,540	484,682,739
Total Receipts and Payments	133,989,876	479,858,821	509,607,632
TOTAL BALANCE SHEET	1,085,687,695	1,501,066,923	1,542,945,318

Liabilities		BALANCE SHEET 30/09/2005 September	31/12/2004 December	30/09/2004 September
A)	SHAREHOLDERS' EQUITY			
	PARENT COMPANY			
I	Share capital	89,009,280	88,939,280	88,809,280
II	Share premium reserve	32,820,849	116,079,507	114,307,807
III	Revalutation Reserve pursuant to Law No. 350/2003	0	20,843,770	20,843,770
V	Other Reserves			
-)	Other reserves	0	0	0
-)	Consolidation reserve for subsidiaries	0	0	0
-)	Reserve from net foreign exchange gains	0	0	0
VI	Profit (loss) carried over	0	0	0
VII	Net profit (loss)	73,409,216	47,119,000	77,087,622
	CONSOLIDATED SHAREHOLDERS' EQUITY FOR THE GROUP	213,027,201	290,743,413	0
B)	PROVISIONS FOR RISKS AND CHARGES			
1)	Pension and similar costs	1,509,464	1,510,379	1,500,000
2)	Provision for Taxes (including deferred taxes)	54,007,927	7,545,767	61,948,597
3)	Other provisions	5,172,458	15,200,127	15,065,696
		60,689,849	24,256,273	78,514,293
		4,730,920	4,071,690	-
C)	STAFF SEVERANCE FUND	4,730,920	4,071,690	3,855,470
D)	PAYABLES			
1)	Bonds due within 12 months	14,477,918	473,425	13,433,425
	Bonds due beyond 12 months	360,000,000	360,000,000	360,000,000
		374,477,918	360,473,425	373,433,425
9)	Due to subsidiaries			
-)	trade payables - due within 12 months	11,377,999	14,572,166	14,870,322
-)	financial payables - due within 12 months	204,418,997	189,361,484	139,716,944
-)	trade payables - due beyond 12 months	-	-	-
-)	financial payables - due beyond 12 months	-	-	-
		-	-	-
		215,796,996	203,933,650	154,587,266
11)	Due to parent companies			
-)	trade payables - due within 12 months	235,127	592,382	-
-)	taxes payable - due within 12 months	3,067,573	13,701,764	-
		3,302,700	14,294,146	-
12)	Taxes payable within 12 months	1,120,311	9,925,073	7,928,141
	Taxes payable beyond 12 months	-	-	-
		1,120,311	9,925,073	7,928,141
13)	Due to social security institutions within 12 months	1,455,745	1,653,390	732,124
	Due to social security institutions beyond 12 months	-	-	-
		1,455,745	1,653,390	732,124
14)	Other payables			
-)	Other payables - within 12 months	11,240,809	12,964,872	12,298,026
-)	Financial payables - within 12 months	4,405	-	-
		11,245,214	12,964,872	12,298,026
-)	Other payables - beyond 12 months	-	-	-
-)	Financial payables - beyond 12 months	-	-	-
		-	-	-
		11,245,214	12,964,872	12,298,026
15)	Due to affiliated companies			
-)	Trade payables - due within 12 months	-	4,427,893	373,989
-)	Trade payables - due beyond 12 months	-	-	-
		-	-	-
		-	4,427,893	-
	Total Payables	672,020,929	699,153,414	627,622,042
E)	ACCRUED EXPENSES AND DEFERRED INCOME	1,228,920	2,983,312	4,535,746
		1,228,920	2,983,312	4,535,746
TOTAL LIABILITIES		951,697,819	1,021,208,102	1,033,337,686
	Management pursuant to Presidential Decree No. 560 of 16.09.1996			
	PAYABLES to Ministry for profits due to the Tax Office	106,322,892	459,405,641	471,563,514
	PAYABLES to Ministry for pension funds	15,259,708	12,264,120	6,818,871
	PAYABLES to Ministry for accrued interest	215,467	865,261	327,386
	PAYABLES to Lottomatica	5,200,866	730,057	20,706,391
	PAYABLES for winnings to be paid	6,990,624	6,591,448	10,047,422
	PAYABLES for a great number of winnings	-	10,102	143,520
	PAYABLES to telephone operators	309	2,192	1,528
		133,989,876	479,858,821	509,607,632
TOTAL BALANCE SHEET		1,085,687,695	1,501,066,923	1,542,945,318

Lottomatica S.p.A.	INCOME STATEMENT		
	30/09/2005 September	31/12/2004 December	30/09/2004 September
A) VALUE OF PRODUCTION			
1) Revenues from sales and services	366,246,480	504,042,890	443,054,542
2) Change in inventories	0	0	0
4) Capitalisation of internal construction costs	0	0	0
5) Other earnings and proceeds	30,898,917	38,340,944	23,455,583
	387,145,397	542,383,834	466,510,125
B) COSTS OF PRODUCTION			
6) Raw materials, secondary materials, consumables and goods	16,319,757	30,025,819	21,487,791
7) Services	112,841,549	204,910,091	140,266,230
8) Leases and rentals	8,713,333	10,136,612	7,612,314
Total costs for goods and services	137,874,639	245,072,522	169,366,335
9) Personnel			
a) wages and salaries	22,024,596	28,075,761	20,492,334
b) social security contributions	7,316,848	9,331,286	6,550,060
c) staff severance fund	1,253,302	1,604,977	1,099,187
d) pension and similar costs	0	0	0
e) other costs	43,301	236,090	39,428
Total personnel costs	30,638,047	39,247,114	28,181,009
10) Amortisation, depreciation and write-downs			
a) Amortisation of intangible assets	45,676,269	61,140,926	44,651,187
b) Depreciation of tangible assets	21,495,205	42,170,268	33,422,604
c) Other write-downs of fixed assets	2,378,204	608,546	0
d) Write-down of current receivables	0	348,478	0
Total amortisation, depreciation and write-downs	69,549,678	104,268,218	78,073,791
11) Change in inventories of raw materials, secondary materials, consumables and goods	72,821	43,772	16,496
12) Provisions for risks	1,000,000	456,000	0
13) Other provisions	414,561	1,739,269	406,504
14) Other operating expenses	3,511,806	28,600,469	11,271,462
Total	4,999,188	30,838,510	11,694,462
	243,061,552	419,426,364	287,315,597
DIFFERENCE BETWEEN PRODUCTION VALUE AND COSTS	144,083,845	122,957,470	179,194,528
C) FINANCIAL INCOME AND CHARGES			
15) Income from equity investments			
a) in group companies			
b) in other companies	0	7,464,498	0
16) Other financial income			
a) group companies	1,322,213	1,212,824	893,591
d) others	3,647,772	3,749,410	2,366,241
Total Financial Income	4,969,985	12,426,732	3,259,832
17) Interest payable and other financial charges			
a) group companies	3,453,803	4,205,088	3,158,452
d) others	14,367,460	17,626,930	13,240,641
Total Financial Charges	17,821,263	21,832,018	16,399,093
17-bis Foreign exchange gains and losses	1,517	-140,799	0
Total Foreign exchange gains and losses	1,517	-140,799	0
	-12,849,761	-9,546,085	-13,139,261
D) REVALUATIONS			
18) Revaluations:			
a) of equity investments	0	0	0
19) Write-downs:			
a) of equity investments	1,143,589	1,722,008	0
	-1,143,589	-1,722,008	0
E) EXTRAORDINARY INCOME AND CHARGES			
20) Extraordinary income			
-) from sale of tangible assets	24,217	38,626	16,091
-) from sale of equity investments	-	811,879	-
-) others	943,308	1,637,399	1,044,589
Total Extraordinary Income	967,525	2,487,904	1,060,680
21) Extraordinary charges			
-) from sale of tangible assets	1,071	2,654	2,654
-) from sale of equity investments	0	333,217	333,217
-) others	7,435,720	27,560,137	28,701,152
Total Extraordinary Charges	7,436,791	27,896,008	29,037,023
	-6,469,266	-25,408,104	-27,976,343
NET PROFIT BEFORE TAXES	123,621,229	86,281,273	138,078,924
22) INCOME TAXES FOR THE PERIOD	46,585,324	20,024,068	47,994,616
22 a) DEFERRED TAXES	-3,626,689	-19,138,205	12,996,686
22 b) PREPAID TAXES	0	0	0
Total taxes	50,212,013	39,162,273	60,991,302
PROFIT (LOSS) FOR THE PERIOD	73,409,216	47,119,000	77,087,622

10/05/2005

Lotto game: Wagers total 539.3 million euro in September 2005

Rome, October 5th, 2005 – During the draws of September 2005, Lotto wagers amounted to 539.3 million euro, compared with 1,395.9 million euro in the same month of 2004.

In particular, in September 2005 wagers from "core" bets (excluding late numbers) amounted to 476.0 million euro (518.4 million euro in September 2004), whilst wagers from bets on "late numbers" amounted to 63.3 million euro, vs 877.5 million euro in the same period of 2004.

Winnings in September 2005 totalled 271.2 million euro compared with 261.6 million euro in the same period of 2004.

- Company Profile
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- Financial events calendar

10/10/2005

Noteholders' Meeting approved today the merger of Lottomatica S.p.A. and FinEuroGames S.p.A. into S.p.A.

Cash payment to the Noteholders

Rome, October 10th, 2005 - Lottomatica S.p.A. communicates that today a Meeting of the Noteholders of its €360,000,000 4.80 per cent Notes due 2008 (ISIN Code: XS0182313527 and Common Code: 018231352), approved the merger of Lottomatica S.p.A. and FinEuroGames S.p.A. into NewGames S.p.A. and, effective from the date of efficacy of the merger, the substitution of Lottomatica S.p.A. with NewGames S.p.A. as the Issuer of the Notes as well as certain other waivers to the Terms and Conditions of the Notes, for the purpose of the implementation of the same merger.

On October 17th Lottomatica S.p.A. will pay to all Noteholders an una tantum cash payment of 0.30% of the principal amount of the outstanding Notes.

MCC S.p.A. - Capitalia Gruppo Bancario, Merrill Lynch International and Unicredit Banca Mobiliare S.p.A. have acted as Dealer Managers.

Please see item number 61 of Schedule I for an English description of this document.

Please see item number 62 of Schedule I for an English description of this document.

28/10/2005

**First 30 days of activities for the Scratch & Win lottery "Miliardario"
Wagers reached 50 million euro**

Rome, October 27th, 2005 - Lottomatica announces that the new 5 euro Scratch & Win lottery called "Miliardario" sold 10 million tickets, achieving wagers of 50 million euro, in the first 30 days of activities. Winnings in the same period reached 35 million euro.

11/04/2005

Lotto game: Wagers total 564.1 million euro in October 2005

Instant Lotteries "Scratch & Win": Wagers of 166 million euro in October 2005

Rome, November 4th, 2005 – During the draws of October 2005, Lotto wagers amounted to 564.1 million euro, compared with 539.3 million euro in month of September 2005. In particular, in October 2005 wagers from "core" bets, excluding late numbers, amounted to 477.0 million euro (476.0 million euro in September 2005), whilst wagers from bets on "late numbers" amounted to 87.1 million euro, vs 63.3 million euro in the month of September this year.

Winnings in October 2005 totalled 335.2 million euro compared with 271.2 million euro in September 2005.

Scratch & Win wagers in the month of October 2005 were equal to 166.0 million euro, vs 119.7 million euro in the month of September 2005.

Lottomatica underlines that starting from this press release, the company will also provide monthly information on instant lotteries wagers. In order to give more consistent Lotto and Scratch & Win data, the comparison will be made with regard to the previous month.

11/09/2005

Conference call Results Nine months 2005

Rome, November 9th, 2005 – Lottomatica S.p.A. is pleased to invite you to join a conference call to discuss Lottomatica Group Results ended September 30th 2005.

The conference will take place on Friday, November 11st, 2005

15:30 p.m. (CET) / 14:30 p.m. (GMT)

The speakers are:

ROSARIO BIFULCO - Chairman and CEO

FABIO CELADON - Finance Director

Simona D'Agostino - Investor Relations - will attend the conference call

A slide Presentation will be available at the start of the conference on our web site, www.Lottomatica.it

Dial in:

Italy: + 39 02 802 09 11

UK: + 44 208 7929 750

Please dial in 10 minutes before the conference call starts.

For operator assistance during the conference call, please dial *0.

11/11/2005

Lottomatica approves 9m05 results according to IAS/IFRS accounting standards

Revenues of 448.2 million Euro, Lotto wagers stabilised at

the levels reached in the years prior to 2004

EBITDA of 239.6 million Euro, margin in line with 9M04

EBIT of 201.9 million Euro (vs 207.5 in 9M04) equal to

45% of Revenues (vs 42% in 9M04)

Rise in Net income to 114.4 million Euro, 25% of Revenues compared to 23% as of September 30, 2005

Rome, November 11, 2005 - The Board of Directors of Lottomatica S.p.A., chaired by Mr. Rosario Bifulco, approved today the consolidated figures as of September 30, 2005.

Consolidated income statement (€/mil.)	30 september 2005	delta %	30 september 2004
Revenues	448.2	-9.8%	496.8
EBITDA	239.6	-10.2%	266.8
EBITDA %	53.5%	53.7%	
EBIT	201.9	-2.7%	207.5
EBIT %	45.0%	41.8%	
Net income	114.4	+0.2%	114.2
Net profit %	25.5%		23.0%

Consolidated Revenues totalled 448.2 million Euro in the first nine months of 2005, inching downwards over the corresponding period of 2004 due to lower **Lotto wagers, stabilised at the levels reached in the years prior to 2004**. As

the actions implemented to improve the efficiency and the excellent performance in the Services and Instant Lotteries businesses. Notwithstanding the expected slowdown in Lotto wagers, in any case in line with the financial years prior to 2004, we believe we will reach the growth targets for FY05, both in terms of EBITDA and Net income. We are confident that the market will continue to put its full trust in Lottomatica, also considering the prospects and future challenges lying ahead."

The Board of Directors of Lottomatica S.p.A. has also taken note of the resignation presented by the independent Director Sabino Cassese as a consequence of its appointment to the Court of Constitutional Justice. The Board of Directors has expressed its congratulation and has showed gratitude to Sabino Cassese the for its important service in Lottomatica.

ANALYST MEETING

9M05 Financial Results ended September 30th 2005

Rome, November 11st, 2005

GRUPPO LOTTOMATICA giochi e servizi

Agenda



- 9M05 Key Highlights
- 9M05 Financial Results
- Main events after 9M05
- Q&A

Agenda



- ⇨ **9M05 Key Highlights**
- 9M05 Financial Results
- Main events after 9M05
- Q&A

Key Highlights 9M05

- **Lotto**
  - ✓ Expiry of Lotto concession in 2016
  - ✓ Yoy comparison not meaningful, particularly in 2H05: 2004 best year ever with 7.3 bn€ wagers in 2H04. 3Q Lotto wagers back to 2003 level. Decalage stabilizing effect to become visible in 4Q
  - ✓ Good results from 3° weekly drawing: continuous monthly increase
- **Instant and Traditional lotteries**
  - ✓ Instant lotteries performing better than expected
  - ✓ Tremendous success from 5 euro ticket "Miliardario"
- **Services**
  - ✓ Business growing in line with internal targets, increase of Revenues and meaningful boost in profitability
  - ✓ Successful launch of Stamp duties business, initial revenues in the quarter
  - ✓ Set up of "Carta LIS S.p.A." to launch Stored value

GRUPPO LOTTOMATICA giochi e servizi

Key Financial Highlights 9M05


REVENUES
-9.8%
496.8
448.2
9M04
9M05


EBITDA
-10.2%
266.8
239.6
53.7%
53.5%

	9M04	9M05
Normalised Ebitda	148.0	218.2
Average fee %	4.23%	5.95%
Ebitda %	53.7%	53.5%
Normalised Ebitda %	39.2%	51.1%

- Lotto Revenues drop partially offset by growth in Services and Instant lotteries
- EBITDA margin in line yoy despite slowing Lotto collection

Figures in € million

Key Financial Highlights 9M05



EBIT
-2.7%
207.5
201.9
41.8%
45.0%
9M04
9M05



NET INCOME
+0.2%
114.2
114.4
23.0%
25.5%
9M04
9M05

- Slight decrease at the Operating Profit level thanks to improved margins (from 41.8% to 45%)
- Bottom line improved and Net Income margin increased up to 25.5%

Figures in € million

Shareholding structure


33.09%
55.07%
8.85%
2.98%
Fineurogames
Nuova Tirrena
De Agostini Group
Institutional Investors
Free Float

Shareholding structure last (October 2005)
- TSO equal to 89,009,280
- Institutional Investors including: Fidelity 4.65%, Lazard Asset Manag. 2.19%, Centaurus Capital 2.01%

- **As of May 2005 Toro sold 7.0% stake to Mediobanca, as of the same date, De Agostini entered into a total return equity swap expiring March 31, 2006**

Share price performance



Per Share Price (Euro)
120
115
110
105
100
95
90
03 Jan 05
02 Feb 05
04 Mar 05
03 Apr 05
03 May 05
02 Jun 05
02 Jul 05
01 Aug 05
31 Aug 05
30 Sep 05
3,000,000
2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
Volume
Lottomatica +17.1%
Ftse Eurotop 100 +17.2%
S&P/MIB +12.2%
Dow Jones-1.5%

Source: Bloomberg data (Price Last)

- **Share price outperforming main Italian index**
- **Average price nine months as of 30.09.05 equal to 28.5, after 1.7 € dps distributed in April 2005**
- **2.7 €bn Mkt Cap in October 2005**

Agenda



- 9M05 Key Highlights
- ⇨ **9M05 Financial Results**
- Main events after 9M05
- Q&A

9M05 Results by segment

Segments	Revenues		EBITDA	
(€ million)	9M04	9M05	9M04	9M05
Lotto	435.5	347.9	287.7	237.7
Scratch & Win	10.6	35.1	(2.5)	10.4
Other Games	7.9	8.3	(3.8)	(0.8)
Gaming machines	-	3.0	(0.7)	(1.9)
Services	37.8	46.7	20.6	29.4
Unallocated items*	5.1	7.3	(34.4)	(35.2)
Total	496.8	448.2	266.8	239.6

Note (*): Comprises other revenues and corporate overhead

9M05 Lotto and Scratch & Win



LOTTO WAGERS
7,487.2
5,150.6
5,487.1
2,987.5
1,055.2
1,180.5
4,095.4
4,499.7
4,306.6
-26.7% 05/04
+6.5% 05/03
9M03
9M04
9M05
Core base
Late numbers



Instant and Traditional lotteries
+264.2%
917.8
252.0
9M04
9M05

S&W wagers	252 €m	900 €m
Tickets	179m	542m
Aver. price	1.41€	1.66€

Note: 2004 AAMS management, 78.3 €m with 52.2 m tickets

Figures in € million

9M05 Services

SERVICES REVENUES



+23.6%
37.8
46.7
5.4
3.4
0.6
6.9
21.5
5.7
4.0
3.7
0.6
6.6
26.1
9M04
9M05
Top up cards
Car road tax
TV license
Ticketing
Stamp duties
Other

- Revenues up over 24%
- 148 million top ups sold (vs 135 in 9M04)
- Successful launch of Stamp duties
- EBITDA +42.8% yoy

Figures in € million

Revenues 9M05 vs 9M04



delta -48.6
496.8
-87.6
24.5
3.0
0.4
8.9
2.2
448.2
9M04
Lotto
S&W
Gaming machines
Other games
Services
Other
9M05

Figures in € million

OPEX 9M05 vs 9M04


delta -21.4
230.0
-25.6
-9.7
15.8
-1.9
208.6
9M04
Savings*
Delta volumes Lotto/Sports Games
New business
Other
9M05

Note (*): Mainly Network, Paper and Maintenance costs

Figures in € million

EBITDA 9M05 vs 9M04


delta -27.2
266.8
-50.0
12.9
-1.2
8.8
2.3
239.6
9M04
Lotto
Scratch & Win
Gaming machines
Services
Other games/ Unallocated items
9M05

Figures in € million

9M05 Consolidated Income Statement

Income Statement	9M04	9M05
Revenues	496.8	448.2
Opex	(230.0)	(208.6)
EBITDA	266.8	239.6
EBITDA margin %	*53.7%*	*53.5%*
Depreciation / Provisions	(59.2)	(37.7)
EBIT	207.5	201.9
EBIT margin %	*41.8%*	*45.0%*
Financial income (charges)	(11.5)	(9.0)
Net Income	114.2	114.4
Net Income margin %	*23.0%*	*25.5%*

Figures in € million

9M05 Consolidated Income Statement ITA/IAS

September 30 2005

Income Statement	9M05 ITA GAAP	*Restatements* *Adjustments*	*Restatements* *Different classifications*	9M05 IAS/IFRS
Revenues	1,105.8	*0.3*	*(658.0)*	448.2
Opex	(850.3)	*(6.1)*	*647.8*	(208.6)
EBITDA	255.5	*(5.8)*	*(10.2)*	239.6
Goodwill/Depreciations/Provisions	(86.0)	*47.3*	*1.0*	(37.7)
EBIT	169.5	*41.5*	*(9.1)*	201.9

September 30 2004

Income Statement	9M04 ITA GAAP	*Restatements* *Adjustments*	*Restatements* *Different classifications*	9M04 IAS/IFRS
Revenues	959.4	*1.4*	(464.1)	496.8
Opex	(672.6)	*(17.8)*	*460.4*	(230.0)
EBITDA	286.9	*(16.4)*	*(3.8)*	266.8
Goodwill/Depreciations/Provisions	(91.2)	*47.0*	*(15.0)*	(59.2)
EBIT	195.7	*30.6*	*(18.8)*	207.5

Figures in € million

GRUPPO LOTTOMATICA giochi e servizi

Cash Flow and NFP as of September 30, 2005

CASH FLOW - NFP	FY04	9M05
Initial NFP	(160.8)	(51.3)
Cash Flow from Operations	250.5	136.3
Capex	(40.1)	(35.4)
Investments	64.5	1.5
Dividends	(177.6)	(151.3)
Other	12.2	5.4
Closing NFP	(51.3)	(94.8)

- **NFP improved vs 1H05 (94.8 vs 126.1 €m)**
- **Lotto terminals project started in 3Q05 (approx. 26 €m)**

Figures in € million

Balance Sheet as of September 30, 2005

Balance Sheet	FY04	9M05
Non current assets	129.5	130.8
Goodwill	446.6	446.6
Net Working Capital	(207.5)	(194.1)
Net Invested Capital	**368.7**	**383.3**
Shareholders' Equity	317.3	288.4
NFP	51.3	94.8
Sharehold. Equity and NFP	**368.7**	**383.3**

Figures in € million

Agenda



- 9M05 Key Highlights
- 9M05 Financial Results
- ⇨ **Main events after 9M05**
- Q&A

chael P
ter Briz
rco Ba
rianna
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menicc
ura Per
drea Be
vide Vi
rco Gre
tonella
ura Leo

Lotto and Scratch & Win as of 31.10.05

LOTTO WAGERS



9,041.3
5,722.2
6,051.2
1,140.0
4,582.2
4,016.1
5,025.2
1,267.7
4,783.5
-33.1% 05/04
+5.7% 05/03
31.10.03
31.10.04
31.10.05
Core base
Late numbers

S&W WAGERS



+241.5%
312.3
1,066.6
31.10.04
31.10.05

Tickets	218m	615m
Aver. price	1.43€	1.73€

Note: 2004 AAMS management: 78.3 m€ with 52.2 m tickets

Figures in € million

OMATICA S.P.A.

ulco – Chairman and CEO

don - *Finance Director*

stino - *Investor Relations*

lights

l Results

ter 9M05

Lotto and Scratch & Win as of 31.10.05


LOTTO WAGERS
-33.1% 05/04
+5.7% 05/03
9,041.3
5,722.2
6,051.2
1,140.0
4,582.2
4,016.1
5,025.2
1,267.7
4,783.5
31.10.03
31.10.04
31.10.05
Core base
Late numbers


S&W WAGERS
+241.5%
312.3
1,066.6
31.10.04
31.10.05

Tickets	**218m**	**615m**
Aver. price	**1.43€**	**1.73€**

Note: 2004 AAMS management: 78.3 m€ with 52.2 m tickets

Figures in € million

Agenda



9M05 Key Highlights

9M05 Financial Results

Main events after 9M05

⇨ Q&A

Analyst coverage

Broker	*Analyst*	*Telephone*
ABN Amro	Michael Pacitti	+44 20 76784135
Caboto	Ester Brizzolara	+39 02 86335984
Cheuvreux	Marco Baccaglio/ Marianna Primiceri	+39 02 80628320
Citigroup	Mauro Baragiola	+39 02 86484703
Euromobiliare	Domenico Ghilotti	+39 02 6204249
Intermonte	Laura Pennino	+39 02 77115742
Jefferies	Andrea Bettoni	+44 20 76535504
Kepler	Davide Vimercati	+39 02 85507218
Mediobanca	Marco Greco	+39 02 8829646
UBM	Antonella Frongillo	+39 02 88623713
UBS	Laura Leonardelli	+39 02 72100254

Contacts

LOTTOMATICA S.P.A.

Rosario Bifulco – Chairman and CEO

Fabio Celadon - *Finance Director*

Simona D'Agostino - *Investor Relations*

Please see item number 68 of Schedule I for an English description of this document.

14/12/2005

JOINT PRESS RELEASE Lottomatica S.p.A. - NewGames S.p.A. - FinEuroGames S.p.A.

Execution of the merger deed by incorporation of Lottomatica S.p.A. and FinEuroGames S.p.A. into NewGames S.p.A.

Rome, December 14th, 2005 - The merger deed by incorporation of Lottomatica S.p.A. and FinEuroGames S.p.A. into NewGames S.p.A. was agreed today, following issue of Resolution No. 4362 of December 1st, 2005, by which Borsa Italiana S.p.A., the Italian Stock Exchange, has arranged for the admission of the ordinary shares of Lottomatica S.p.A. (former NewGames S.p.A.) to the official listing on the electronic stock market, blue-chip segment, subject to filing the relevant Listing Prospectus to CONSOB, the Italian Watchdog. The listing prospectus, as per article No. 56 of the Issuers Regulation (version in force), was filed with CONSOB and published on December 7th, 2005.

Pursuant to the merger deed, the effects of the merger to third parties will run from the third market trading day after the closing date on which the merger deed is filed in the Companies' Register of Milan and Rome. The news will be given also through an announcement appearing in a national daily paper. As far as concern fiscal and accounting effects, the operations will be attributed to the financial statements of the merged company starting from January 1st 2005.

Effective from the date of the merger, Monte Titoli S.p.A. will exchange the ordinary shares of Lottomatica S.p.A. (former NewGames S.p.A.) and will assign them to Lottomatica S.p.A. shareholders other than FinEuroGames S.p.A. and, as the case may be, NewGames S.p.A., at the exchange ratio of one (1) ordinary share of Lottomatica S.p.A. (former NewGames S.p.A.), with a par value of € 1.00 per every ordinary share of Lottomatica S.p.A., with a par value of € 1.00. Moreover, in order to guarantee uninterrupted listing of the shares of the merging company with the listing of shares of the merged company Lottomatica S.p.A., Borsa Italiana S.p.A. will arrange for the start of trading of the merging company's shares on the Electronic Stock Market on the same day.

Again with effect from such date, NewGames S.p.A. will adopt the name "Lottomatica S.p.A.", move its registered office to Rome, Viale del Campo Boario no. 56/D and take on no. 360,000 non-convertible bonds, with a par value of € 1,000 each, issued by Lottomatica S.p.A. on December 22, 2003, and adopt the relevant regulations.

The merger falls within the framework of continuity with respect to the current structure and management of Lottomatica.

Following the merger, the merging company's shareholding will actually reflect Lottomatica's current one. This will streamline Lottomatica's chain of command, with a control stake directly held by De Agostini S.p.A., and will also help strengthen its financial structure.

Finally, take note that the listing prospectus concerning the admission to trading of the ordinary shares of Lottomatica S.p.A. (former NewGames S.p.A.) on the

Electronic Stock Market - of which Consob has authorized publication by authorization No. DEM\5080398 of December 6th, 2005 - have been made available to the public at the registered offices of NewGames S.p.A., located in Milan, at Via Montefeltro no. 6/A and of Lottomatica S.p.A., located in Rome, at Viale del Campo Boario no. 56/D and at the offices of Borsa Italiana S.p.A., located in Milan, at Piazza Affari no. 1, as from December 7th, 2005, as well as on Lottomatica website (www.lottomatica.it).

MCC S.p.A. - Capitalia Gruppo Bancario has acted as Sponsor for the listing.

Please see item number 70 of Schedule I for an English description of this document.

12/16/2005

ARBITRATION PROCEEDING ON LOTTO CONCESSION EXPIRY

Rome, December 16, 2005 - Lottomatica notifies that AAMS, Amministrazione Autonoma Monopoli di Stato, as pre announced on August, 5 2005, contested the arbitration which asserted that Lotto concession would expire on June 8, 2016 and not on April 17, 2012.

Lottomatica is still absolutely confident that the decision taken by the highly respectable arbitration committee will be confirmed by the Appeal Court.

LOTTOMATICA S.p.A.

(former NewGames S.p.A.)

CODE OF CONDUCT
ON INTERNAL DEALING

As adopted by the Board of Directors in the meeting held on 22 December 2005

TABLE OF CONTENTS

PREAMBLE

This Code of Conduct has been adopted d to implement the provisions laid down by the Rules of the Markets Organized and Managed by Borsa Italiana S.p.A. with regard to transactions carried out on listed financial instruments (or on other related financial instruments) issued by Lottomatica S.p.A. or its relevant subsidiaries by individuals with extensive knowledge of company performance ("Internal Dealing") as a result of the office they hold ("Relevant Parties").

The purpose of the regulations contained in the Code of Conduct is to regulate flows of information toward the company by Relevant Parties, as regards the transactions carried out on the financial instruments under Section 2., and to improve the transparency and uniformity of disclosure toward the market

The main assumption of this Code of Conduct is that the disclosure regulated by it relates to transactions carried out legally and not based on illegitimate use of privileged information.

These are mandatory rules laid down by the Board of Directors and are binding on the target users.

Section 1 - *RELEVANT PARTIES*

The following parties are considered to be subject to the obligations of disclosure provided by this Code of Conduct:

a) Directors, Statutory auditors, General Managers, Officers of Lottomatica S.p.A. who have regular access to privileged information as defined under Article 181 of Legislative Decree No. 58/1998 and have the power to make management decisions that can influence the evolution and future prospects of Lottomatica S.p.A.;

b) Directors, Statutory Auditors, General Managers, Officers of companies owned by Lottomatica S.p.A. who have regular access to the abovementioned privileged information and have the power to make management decisions that can influence the evolution and future prospects of Lottomatica S.p.A., provided that the book value of the equity investment directly or indirectly held by Lottomatica S.p.A. in each individual subsidiary exceeds 50% of the balance sheet assets of Lottomatica S.p.A. itself, as resulting from the last approved financial statements.

Any derogation from the matters above must be expressly approved by the Board of Directors.

Section 2 - *TRANSACTIONS CARRIED BY RELEVANT PARTIES SUBJECT TO NOTIFICATION*

The Relevant Parties must submit notification within the terms and according the procedures under Section 3 of the transactions carried out for any reason and which involve:

1. listed financial instruments issued by Lottomatica S.p.A. or its subsidiaries (excluding nonconvertible bonds);
2. listed and non-listed financial instruments which grant the right to subscribe, purchase, or sell the aforementioned instruments;
3. derivative financial instruments, warrants and covered warrants whose assets are the aforementioned listed financial instruments issued by Lottomatica S.p.A. or its subsidiaries, even when these are exercised through the payment of a differential in cash.

Except for express exception previously approved by the Board of Directors, notification must also be made of any events of exercise of stock options or option rights.

For the purposes of the above:

1. transactions carried out by each Relevant Party, by his/her spouse who is not legally separated, and minor children, or ordered executed by third parties, fiduciaries or subsidiaries will be taken into account. In absence of evidence to the contrary, transactions carried out by individuals living with the Relevant Parties are presumed to have been carried out by the latter;
2. securities lending transactions will not be taken into account, assuming that the Relevant Party, or the other subjects under point 1 above, take on the standing of lender, as well as of the creation of rights of pledge or usufruct;

3. transactions whose amount, single or cumulative, is less than Euro 50,000 per declarer will not be taken into account;
4. transactions executed - also through third parties or fiduciaries - between the parties under point 1 will not be taken into account;
5. transactions made as part of an individual investment portfolio management relationship where the client expressly and irrevocably waives his/her right to give instructions will not be taken into account.

Section 3 – TERMS AND CONDITIONS AND PROCEDURES TO NOTIFY THE COMPANY OF INFORMATION REQUIRED BY RELEVANT PARTIES.

The Relevant Parties must ensure that the notices related to the transactions under Section 2 above are received by the company no later than the 5th calendar day after the end of each calendar quarter.

Notwithstanding the terms provided under the paragraph above, the Relevant Party must send a notice to the Party Responsible immediately in the two trading days after the conclusion of the transaction that has exceeded the limit of Euro 250,000 per declarer; subsequently, the Party Responsible will send the specific notice to the market no later than the next trading day after receiving the notice. This limit represents the total amount, single or cumulative, of the transactions that were not previously subject to the obligation of disclosure.

For derivative financial instruments, warrants or covered warrants, for the purposes of reaching this limit, it is important to consider the notional value represented by the product of the number of shares controlled by the instrument, multiplied by the official price of the underlying asset recorded the day the transaction is concluded.

The Relevant Parties must send the notices under the paragraphs above by filling out and signing the forms reported in Annex 1 to this Code of Conduct, to be send to the Party Responsible for implementing the Code of Conduct, as identified under Section 5 below, generally utilising the following e-mail address:
ufficiosocietario@lottomatica.it

Should it not be possible to send notices by e-mail, these may be sent by fax to the number +39 06 51894213, with advance notice given by telephone, or may be delivered by hand to the following address:

Lottomatica S.p.A.
Direzione Affari Legali, Regolamentari e Societari
(Legal Regulatory and Corporate Affairs Department)
To the attention of Mrs. Sig.ra Carla Fabi
Viale del Campo Boario, No. 56/D
00153 ROME
(Italy)

Section 4 – RESERVATION OF RIGHT

The Board of Directors reserves the right to ban or place limits on, in certain times of year, for all or some of the Relevant Parties, execution of all or some of the transactions under Section 2 of this Code of Conduct.

SECTION – PARTY RESPONSIBLE FOR IMPLEMENTING THE CODE OF CONDUCT

The Legal, Regulatory and Corporate Affairs Department *(Direzione Affari Legali Regolamentari e Societari)* of Lottomatica S.p.A. is responsible for receiving, managing, and disclosing to the market the information envisaged under Section 2.6.4 of the Rules of the Markets Organized and Managed by Borsa Italiana S.p.A..

The aforementioned Department will supervise application of the Code of Conduct, submitting any amendments or additions to the Board of Directors, in compliance with the principles of transparency stated in the Preamble.

Section 6 – PERSONAL DATA HANDLING

By signing the Statement of Acceptance under Annex 2, each Relevant Party irrevocably gives consent to handling the data required in application of this Code of Conduct, for the sole purpose of complying with the regulations issued by Borsa Italiana S.p.A.. Said party also allows for the same information to be inserted, concisely or in full, in the Financial Statements, in the Half-Year Report and in the Quarterly Reports of the Company, in compliance with current regulations.

Section 7 – ENTRY INTO FORCE

The Company shall adopt this Code of Conduct commencing 22 December 2005. The obligations of disclosure under Section 3 take effect by the same date.

Section 8 – FAILURE OF COMPLIANCE

Failure to comply with the obligations of disclosure or with the limitations to carrying out the transactions implies:

1) For Company employees: application of the disciplinary sanctions under the current provisions of law and the applicable collective bargaining;
2) For any other collaborators, termination of the relationship, even without giving prior notice thereof;

3) For Directors and Statutory Auditors, the Board of Directors may propose to the subsequent Shareholders' Meeting revocation of the defaulting Director or Auditor for just cause.

ANNEX 1

FILING MODEL*

FOR THE DISCLOSURE PURSUANT TO SECTION 2.6.4 OF THE REGULATIONS

*TABLE**: Disclosure of transactions under Section 2.6.4*

Società/Company:			
Periodo di riferimento/Reference Period:			
Comunicazione/Disclosure:	periodica/periodic ☐	immediata/immediate ☐	in ritardo/ delayed ☐
Dichiarante/Declarer:		Qualifica/Position:	

Comunicazioni di cui all'art. 2.6.4, comma 1, lettera a), nonché obbligazioni convertibili/ Disclosure of transactions referred to in Article 2.6.4, paragraph 1(a) and in convertible bonds

Data /Date	Operazione / Transaction[1]	Strumento finanziario/Financial instrument[2]	Cod Isin/ Isin Code	Quantità /Quantity	Prezzo unitario/ Unit price	Controvalore/Value	Fonte/ Source[3]

Sub-TOTALE/Sub-TOTAL (A)[4]

Comunicazioni di cui all'art. 2.6.4, comma 1, lettera b) e c)/Disclosure of transactions referred to in Article 2.6.4, paragraphs 1(b) and1(c)

Data / Date	Operazione/ Transaction[v]	Strumento finanziario/ Financial instrument[vi]	Categoria/ Categoriy[vii]	Cod Isin / Isin Code	Strumento finanziario sottostante / Underlying financial instrument[viii]	Investimento/ Disinvestimento effettivo Actual investment/ disinvestment			Investimento/ Disinvestimento potenziale (nozionale) Potential (notional) investment/disinvestment			Condizioni/ Features[ix]
						Quantità/ Quantity	Prezzo/ Price	Controv/ Value	Quantità/ Quantity	Prezzo/ Price	Controv/ Value	

Sub-TOTALE/Sub-TOTAL (B)[x]

TOTALE/TOTAL (A) + (B)

* This Filing model will be available on the NIS (Network Information System).

---

[1] Indicare la tipologia di operazione: / Indicate the type of transaction:
A = acquisto / purchase
V = vendita / sale
S = sottoscrizione / subscription
O = altro, in tale caso specificare / other, in which case specify

[2] *Indicare lo strumento finanziario oggetto dell'operazione: / Indicate the financial instrument involved in the transaction:*
AZO = azioni ordinarie / ordinary shares
AZP = azioni privilegiate / preference shares
AZR = *azioni di risparmio / savings shares*
OBCV = obbligazioni convertibili / convertible bonds
O = altro, in tal caso specificare lo strumento / Other, in which case specify
Nel caso di operazioni aventi ad oggetto strumenti finanziari di società controllate indicare la denominazione della società. / In the case of transactions involving financial instruments issued by subsidiaries, give the name of the company.

[3] Indicare l'origine dell'operazione: / Indicate the origin of the transaction:
- transazione sul mercato; / market transaction
- transazione fuori mercato; off-market transaction
- conversione di obbligazioni convertibili; / conversion of convertible bonds
- esercizio warrant; exercise of warrants
- esercizio strumento derivati; / exercise of derivatives
- esercizio covered warrant; / exercise of covered warrants
- altro, in tal caso specificare. / other, in which case specify

[4] Indica il controvalore complessivo delle operazioni elencate nel modulo. / Indicate the total value of the transactions included in the form.

[v] Indicare la tipologia di operazione: / Indicate the type of transactions.
A = acquisto / purchase
V = vendita / sale
O = altro, in tale caso specificare / other, in which case specify

[vi] Indicare la tipologia di strumento derivato: Indicate the type of derivative:
W = warrant / warrant
OPZ = opzione / option
PR = premio / traditional option contract
CW = covered warrant / covered warrant
O = altro, in tal caso specificare / other, in which case specify

[vii] Indicare la categoria di strumento derivato: / Indicate the category of derivative:
C = call / call
P = put / put
O = altro, in tal caso specificare / other, in which case specify

[viii] Indicare lo strumento finanziario sottostante / Indicate the underlying financial instrument.

[ix] Specificare le principali condizioni dello strumento (tra cui almeno strike, scadenza, multiplo) / Specify the main features of the instrument (at least the strike, maturity and multiple)

[x] Indica il controvalore complessivo delle operazioni riportate nel modulo, calcolato utilizzando il controvalore nozionale / Indicate the total value of the transactions included in the form, calculated using the notional value

Annex 2

I, the undersigned ....

having acknowledged inclusion in the list of "Relevant Parties" pursuant to the code of conduct on internal dealing of LOTTOMATICA S.p.A.,

DECLARE

to have received, read, and understood the abovementioned code of conduct and to be aware of the ethical and legal responsibility to comply with the obligations therein.

................, ...

....

(signature)

01/04/2005

Lotto game: Wagers total 672.1 million euro in December 2005

Instant lotteries "Scratch & Win": Wagers of 225.9 million euro in December 2005

Rome, January 4th, 2005 – During the draws of December 2005, Lotto wagers amounted to 672.1 million euro, compared with 591.5 million euro in month of November 2005. In particular, in December 2005 wagers from "core" bets, excluding late numbers, amounted to 502.5 million euro (454.6 million euro in November 2005), whilst wagers from bets on "late numbers" amounted to 169.7 million euro, vs 136.9 million euro in the month of November this year.

Winnings in December 2005 totalled 242.9 million euro compared with 270.1 million euro in November 2005.

Overall Lotto wagers in 2005 reached 7,314.8 million euro.

Scratch & Win wagers in the month of December 2005 were equal to 225.9 million euro, vs 200.0 million euro in the month of November 2005.

Total Scratch & Win wagers in 2005 reached 1,492.5 million euro.

10/01/2006

Lottomatica to acquire 100% of Gtech Holdings

A new world player in the lotteries, games and services business

- Gtech Shareholders to receive US$35 (29,04 euro) per share in cash.

- The total value of the transaction is approximately €4.0 billion.

- Transaction supported by De Agostini SpA, Majority shareholder of Lottomatica.

- Lottomatica will partially fund the transaction through a rights issue and issuance of non convertible subordinated.

- Rosario Bifulco (President and CEO of Lottomatica) to relinquish management roles upon completino of transaction. Bruce W. Turner (CEO of GTECH) expected to become CEO of the new Lottomatica Group.

Novara, Roma, West Greenwich (Rhode Island, USA), January 10, 2006 – Lottomatica S.p.A., publicly-traded on the Milan stock market and the exclusive license holder and operator of Italy's Lotto, one of the world's largest lotteries, its majority shareholder De Agostini S.p.A., a privately held Italian diversified (publishing, games and services, insurances) industrial and financial holding group; and GTECH Holdings Corporation, a leading provider of gaming technology and services, today announced that Lottomatica and GTECH have entered into an agreement pursuant to which Lottomatica will acquire GTECH for $35.00 in cash per outstanding GTECH share.

The transaction will create one of the world's leading gaming solutions providers, with significant global market presence and the broadest portfolio of lottery technology, services, and content solutions.

In its fiscal year ended February 26, 2005, GTECH reported revenues and net income of $1,257 million and $196 million, respectively.

The combined company will have operations in more than 100 countries worldwide and approximately 6,300 employees. The combined consensus estimates of 2005 revenues and EBITDA for the combined company would be €1.6 billion ($1.9 billion) and €0.7 billion ($0.84 billion), respectively.

Revenues and EBITDA for Lottomatica and GTECH have been presented on a combined basis in this document for illustrative purposes only and do not indicate the actual combined revenues and EBITDA of the companies for the periods presented after giving effect to the transaction. The combined numbers have been calculated solely as the pure arithmetic sum of the I/B/E/S December 2005 estimates for the standalone revenues and EBITDA of Lottomatica and GTECH. In addition, for GTECH, the December 2005 estimates are obtained by calendarising I/B/E/S estimates for February 2005 (2/12) and February 2006 (10/12).

Under the terms of the agreement, which was approved by the boards of directors of both Lottomatica and GTECH, Lottomatica will acquire 100% of the outstanding shares of GTECH's common stock.

The $35.00 per share consideration represents a premium of 15% over the closing price of GTECH shares on September 9, 2005, the last trading day before GTECH announced that its board of directors had decided to explore strategic alternatives for the company.

GTECH currently has approximately 132.8 million shares of common stock outstanding on a fully diluted basis, including options and shares issuable upon conversion of convertible debt. The total value of the transaction is approximately €4.0 billion ($4.8 billion), including the assumption of GTECH's existing net debt.

The acquisition will be effected by means of a "cash merger" of a special purpose vehicle into GTECH as a result of which the shareholders of GTECH will be entitled to receive the $35.00 per share in cash and the GTECH shares shall be delisted.

Completion of the transaction, which is expected to occur in mid-2006, is subject to receipt of financing, approval by GTECH shareholders, regulatory approvals, receipt of contract assignment assurance from certain significant lottery customers, Lottomatica maintaining a

pro forma investment grade credit rating, and other customary conditions.

Lottomatica will fund the transaction through:

- available cash of €0.4 billion ($0.48 billion);

- a €1.4 billion ($1.7 billion) rights issue, expected to be voted upon by Lottomatica shareholders at a shareholder meeting in April 2006 and launched in May 2006;

- €0.75 billion ($0.9 billion) of non-convertible subordinated securities expected to be issued in May 2006;

- the proceeds of a €1.9 billion equivalent ($2.3 billion) senior loan, to be extended to the special purpose vehicle to merge into GTECH at the closing of the transaction; the loan will be guaranteed by Lottomatica

De Agostini S.p.A. has agreed, subject to certain conditions, to exercise its full, direct and indirect, pro-rata share of the rights offering (€0.8 billion) ($1.0 billion).

Credit Suisse First Boston (CSFB) and Goldman Sachs have agreed to underwrite Lottomatica's rights issue and subordinated securities and have committed to provide the senior loan financing. The financings and related underwritings and commitments are subject to Lottomatica maintaining a pro forma investment grade credit rating and other customary conditions.

Furthermore, De Agostini and Lottomatica have agreed to enter into lock up undertakings consistent with those provided for in similar market transactions.

The subordinated securities, due 2066 (the statutory life of Lottomatica will therefore be extended), will be listed on a European stock exchange, and will be offered to institutional investors.

Following completion of the transaction, Lottomatica mantenga un rating societario di tipo "investment grade" e che la nuova struttura economico-finanziaria consenta sia la distribuzione di dividendi che investimenti che diano opportunità di sviluppo.

GTECH will continue to operate as a separate business unit within a newly formed Lottomatica group structure.

The Lottomatica group will maintain its headquarters in Rome. GTECH will continue to be headquartered in Rhode Island.

The transaction is not expected to involve any substantial disruptions to the workforces of either GTECH or Lottomatica due to minimal operational and geographic overlap.

As previously planned, Rosario Bifulco, Chairman and CEO of Lottomatica, after leading the company successfully since the entrance of De Agostini in 2002 as major shareholders, will relinquish his executive roles.

It is expected that at the closing of the transaction, and subject to the required approvals of the relevant regulatory authorities under the Italian Lotto concession:

• W. Bruce Turner, current President and Chief Executive Officer of GTECH, will be proposed as a member of the Lottomatica board of directors and will become CEO of Lottomatica;

• Marco Sala, current General Manager of Lottomatica, will be proposed as Managing Director of Lottomatica with responsibility for Italian operations reporting to Bruce W. Turner. His appointment will ensure continuity in the successful management and development of the Italian Lotto license and Lottomatica's other activities in Italy.

It is also expected that Jaymin Patel, Chief Financial Officer of GTECH, will become CFO of Lottomatica upon completion of the transaction. It is currently anticipated that independent directors from the United States will be named to serve on the Board in due course. GTECH's other current officers and management team are also expected to remain in their positions with GTECH.

It is expected that Bruce W. Turner, Jaymin Patel and other members of GTECH's management team will invest a material portion of the proceeds from the sale of their GTECH shares to acquire Lottomatica stock from Lottomatica at the price of the rights offering. It is expected that Lottomatica's stock option plans will be expanded and extended to include members of GTECH's management. Mr. Sala is also expected to have an investment in Lottomatica.

"This transaction is an extraordinary opportunity for ¬¬De Agostini," said Mr. Lorenzo Pellicioli, Chief Executive Officer of De Agostini S.p.A. "Since investing in Lottomatica in 2002, we have looked for ways to assist the company in developing an international footprint within the gaming industry. This operation enhances the long-term potential of our investment by creating a global gaming platform, with diverse revenue streams, quality customer relationships and leading-edge technological capabilities. I would like to thank Rosario Bifulco, current Chairman and CEO of Lottomatica, for his invaluable contribution to the development of the company over the last few years, and I look forward to his continued support of the company."

"We are pleased to join forces with Bruce Turner and his team, which includes many outstanding gaming industry executives, to build further both Lottomatica's and GTECH's gaming platforms and competitive positions."

"Siamo molto lieti che Bruce W. Turner e il suo team manageriale, che comprende manager internazionali di eccezionale esperienza e comprovata capacità, abbiano deciso di lavorare con noi per consolidare la leadership di Lottomatica e GTECH."

Rosario Bifulco, President and CEO of Lottomatica, commented: "With the acquisition of GTECH, Lottomatica caps a period of successful development, transforming itself from a domestic company to a truly international business. I believe this is a rare achievement for an Italian enterprise. I am proud to have contributed to this process and to Lottomatica's operations. We have indisputably strengthened our business, and we have also laid the foundations for the further creation of shareholder value as well as a high quality offering for our customers."

"We are proud to partner with De Agostini and Lottomatica to create the largest global, vertically integrated operator and solutions provider to the international

lottery market," said Bruce W. Turner. "During the past several years, Lottomatica has successfully grown one of the world's largest, most profitable and most complex lotteries. The combined company will have considerable scale and financial strength, superior customer solutions and significant long-term growth prospects."

"The cash consideration afforded to GTECH shareholders in the transaction provides attractive value for the business," added Robert M. Dewey, Jr., Chairman of the Board of Directors of GTECH. "The combined company will benefit from the experience and expertise of GTECH management and the dedication and commitment of GTECH employees worldwide."

Marco Sala said, "The acquisition of GTECH further enhances our expertise, capabilities and technologies, which will benefit our operations in Italy and in other markets around the world¬¬¬. Our management team looks forward to sharing ideas and strategies with our colleagues in The US, as we work together to strengthen the new Lottomatica's global leadership position."

GTECH's Board of Directors has received separate opinions from Citigroup Global Markets and Houlihan Lokey Howard & Zukin that the transaction is fair to GTECH stockholders from a financial point of view. GTECH's financial advisor is Citigroup Global Markets, and its legal counsel is Cravath Swaine & Moore LLP and Edwards Angell Palmer and Dodge LLP.

Lottomatica's financial advisor with respect to this transaction (with regard to rating advisory and hybrid structuring) is Credit Suisse First Boston (Europe) Limited ("CSFB"), and its legal counsel are Dewey Ballantine LLP and Bonelli Erede Pappalardo. Shearman & Sterling LLP and Gianni, Origoni, Grippo & Partners are the legal counsel for CSFB and Goldman Sachs in the transaction (including with regards to financing). The Lottomatica Board has received from CSFB and Goldman Sachs opinions with respect to the fairness to the company from a financial point of view of the consideration to be paid pursuant to the terms of the transaction.

L'operazione verrà presentata alla comunità finanziaria mercoledì 11 gennaio alle ore 15, presso il Palazzo Affari ai Giureconsulti, Piazza Mercanti 2, Milano.

12/01/2006

Additional information on the operation of acquisition of GTECH Holdings Corp.

Lottomatica 2006 expected dividends Standard & Poor's and Moody's credit ratings on Lottomatica

Rome, January 12nd, 2006 – As per integration of the information issued in the press release dated January 10, Lottomatica communicates the following additional data regarding the operation of acquisition of GTECH Holdings Corp..

Financial information based on I/B/E/S consensus estimates:

- FY05E: Lottomatica stand alone, Revenues of approx. 580 million euro and EBITDA of approx. 270 million euro; Lottomatica + GTECH combined (combined data calculated only as a sum with no accounting or other adjustments), Revenues of approx. 1,630 million euro and EBITDA of approx. 680 million euro;

- FY07E: Lottomatica stand alone, Revenues of approx. 650 million euro and EBITDA of approx. 300 million euro; Lottomatica + GTECH combined (combined data calculated only as a sum with no accounting or other adjustments), Revenues of approx. 2,000 million euro and EBITDA of approx. 800 million euro.

It is to be underlined that GTECH Net Debt as of November 2005 (third quarter closing of the ongoing period) is equal to 112 million euro, converted in euros at the exchange rate equal to $/€ 1.205).

The combination should create 2006-2010 cumulated synergies of approx. 80-100 million euro. The net savings will mainly due to minor costs relating to GTECH European operations, to the elimination of GTECH's public status costs, and further savings in terms of capex.

As far as Lottomatica dividend policy is concerned, the company announced that 2006 dividend expected (for the fiscal year 2005) will be in the range of €120 million.

Furthermore, it is pointed out that the transaction will be performed by merger by incorporation in GTECH of Gold Acquisition Corp., a company incorporated under the laws of the State of Delaware. Gold Acquisition Corp is a wholly owned subsidiary of Gold Holding Co. also incorporated under the laws of the State of Delaware. Gold Holding Co. equity will be owned, upon completion of the merger, 75% by Lottomatica and 25% by a Luxembourg corporation, wholly owned by an Italian corporation, an indirect subsidiary of Lottomatica.

Lottomatica reminds that completion of the transaction, which is expected to occur in mid-2006, is subject to, inter alia, receipt of financing, approval by GTECH shareholders (it is sufficient the positive vote of at least 50.1% of equity), regulatory approvals, receipt of contract assignment assurance from certain significant lottery customers, Lottomatica maintaining investment grade credit rating.

Lottomatica announces that, following the company's press release on the acquisition of the U.S.-based lottery systems operator GTECH Holdings Corp.,

Standard & Poor's and Moody's Investors Service took the following rating actions.

Standard & Poor's Ratings Services placed its 'BBB' long-term and 'A-2' short-term corporate credit ratings on Lottomatica on CreditWatch with negative implications. Despite the deal's size, upon closing of the transaction and the related financing steps Standard & Poor's expects to lower its ratings on the enlarged Lottomatica by just one notch to 'BBB-/A-3', with a stable outlook. This will be conditional upon a successful closing of the acquisition financing, fully in line with the measures announced on January 10 by Lottomatica.

Moody's Investors Service assigned its first time ratings to Lottomatica. The ratings are as follows:

- A (P)Baa3 corporate family rating

- A (P)Ba1 long-term senior unsecured issuer rating (not relevant to any outstanding securities)

- A (P)Baa3 guaranteed rating to the outstanding senior unsecured notes of EUR360 million due December 2008 issued by Lottomatica.

The (P) provisional feature of the ratings will be removed upon closing of the transaction, subject to implementation of the contemplated capital structure and upstream guarantee as well as review of the final legal documentation.

Please see item number 76 of Schedule I for an English description of this document.

Lottomatica SpA: 2006 yearly calendar of company events

Rome, January 26, 2006

Pursuant to Art. 2.6.2 of the Rules for the markets organised and managed by Borsa Italiana S.p.A., this is to notify that Lottomatica S.p.A. has established the following calendar of corporate events for the year 2006:

9 March Board of Directors to approve the 2005 draft Financial Statements,

10/15 April General Shareholders' Meeting to approve the 2005 Financial Statements (1st call),

9 May Board of Directors to approve the 2006 1st Quarter Results,

11 September Board of Directors to approve the 2006 Half Year Results,

10 November Board of Directors to approve the 2005 3rd Quarter Results.

Lottomatica S.p.A. therefore intends to avail itself of the exemption from the preparation of quarterly reports at 30 June and at 31 December pursuant to Art. 82.2 of the CONSOB Regulations No. 11971 dated 14 May 1999.

Any changes to the calendar shall be notified in a timely manner.

02/06/2006

LOTTOMATICA:ENTRY IN THE NEW MARKET SECTOR OF E-MONEY THROUGH ITS SUBSIDIARY CARTALIS

Roma, February 6th, 2006 – Lottomatica announces that its subsidiary **CartaLis has received confirmation of registration in the Bank of Italy list, as well as in the Register of Companies of Rome as the first Italian institute issuing electronic money**, and has thus informed the Bank of Italy of the start of business.

CartaLis, 85% owned by Lis Lottomatica Italia Servizi and 15% owned by Sella Holding Banca, was established to issue electronic money, as well as to carry out the related and instrumental activities within the limits set by law, pursuant to Articles 114-bis and subsequent, of Legislative decree No. 385/1993, and the relevant related implementing provisions issued by the Bank of Italy. **The Company also obtained authorization from VISA Group to operate as a participant member.**

The partnership between Sella Holding Banca and Lottomatica Italia Servizi will draw on powerful synergies and distinctive skills built up by both parties. The distinguishing features of Lottomatica Group (and in particular of Lottomatica Italia Servizi), in terms of commercial aspects and the widespread distribution network, combine with the experience and know-how of Sella Holding Banca in the sector of bank transactions and cards management. So, the two partners can guarantee extreme product quality and an extensive circuit for card spending in no time.

CartaLis is a new organization capable of developing breakthrough collection and payment tools and services, as an alternative to those already existing, available particularly for micro-payments. The issuance of e-money, either on plastic or virtual medium, will take place through two types of products: Disposable (virtual medium) and Rechargeable (plastic medium with magnetic stripe), and will also be available via internet, mobile telephones and call centres.

"Breaking the barriers of critical access and development of e-money in micro-payments is the true goal of this project. – **said Lorenzo Marini, Managing Director of CartaLis** - *In Italy, payment cards, Pagobancomat in particular, have become extremely popular. Last year, pre-paid card traffic rose dramatically - about 40% on June 2005 compared to December 2004 - and estimates say the market has a tremendous growth potential if compared to the Anglo-Saxon experience. We also believe our contribution conveys a social value too, in that it meets the needs of those who advocate the decline of money as a means of payment"* – **said Lorenzo Marini.**

Marco Sala, Lottomatica General Manager, commented, *"Through this operation Lottomatica goes on in its strategy of business diversification, as pre announced long ago by the Company. Furthermore, Lottomatica will guarantee, thanks to its distribution network, efficient services of payments throughout the country." "We are particularly confident"*, **Marco Sala pointed out**, *"of the partnership with Sella Holding Banca, a noteworthy operator in the Italian banking field and a key partner for this new initiative of the Company."*

02/07/2006

Lotto game: Wagers total 653.4 million euro in January 2006

Instant lotteries "Scratch & Win": Wagers of 277.6 million euro in January 2006

Rome, February 7th, 2006 – During the draws of January 2006, Lotto wagers amounted to 653.4 million euro, compared with 672.1 million euro in the month of December 2005. In the last month, 13 draws were held, vs 14 draws held in December 2005.

In particular, in January 2006 wagers from "core" bets, excluding late numbers, amounted to 454,9 million euro (502.5 million euro in December 2005), while wagers from bets on "late numbers" amounted to 198.5 million euro, vs 169.7 million euro in the month of December 2005.

Winnings in January 2006 totalled 245.9 million euro compared with 242.9 million euro in December 2005.

Scratch & Win wagers in the month of January 2006 were equal to 277.6 million euro, vs 225.9 million euro in the month of December 2005.

Company Profile
Lottomatica on the Stock Exchange
Shareholder's structure
Press Releases
Financial Statements
Company Presentations
Other Financial Documents
Key Data
Corporate Governance
Analyst Coverage
Financial events calendar

02/24/2006

Rosario Bifulco will exercise 1,750,000 options under the 2003-2005 stock-option plan and will enter into a forward agreement to sell the subscribed Lottomatica shares Part of the proceeds of the sale will be reinvested in Lottomatica shares Rosario Bifulco confirms that he will step down as Chairman and Managing Director of Lottomatica upon closing of the acquisition of GTECH, while remaining a member of Lottomatica Board of Directors

Rome, February 24, 2006 – Rosario Bifulco, Chairman and Managing Director of Lottomatica S.p.A., informed the company of his decision to exercise no. 1,750,000 options under the 2003-2005 stock-option plan upon approval by the Board of Directors of the consolidated financial accounts for the year ended on December 31st 2005.

Rosario Bifulco also informed the Company that he had entered into a forward agreement with Mediobanca S.p.A. to sell the subscribed Lottomatica shares by March 31st 2006.

The Company expects this transaction not to affect Lottomatica stock price.

The exercise price of the options is € 14.63 for each share. The average selling price of the shares was set at € 32.86.

Rosario Bifulco also stated: "I have decided to step down as Chairman and Managing Director of Lottomatica effective from the date of closing of the acquisition of Gtech, as recently announced to the Company's Board of Directors and to the market.

This decision stems from my choice to pursue new professional challenges, both as manager and as entrepreneur: my decision to monetize a significant portion of Lottomatica stock options is precisely due to this decision and the consequential financial commitments. On the other hand, it is my intention to reinvest in Lottomatica shares a meaningful portion - approximately € 5 million - of the net proceeds, as I believe in the strategic rationale of the acquisition of Gtech and in its potential for value creation, having participated to such project since the beginning."

Mr. Bifulco then confirmed his intention to accept the invitation from Marco Drago, Chairman of De Agostini S.p.A., the majority shareholder of Lottomatica, to continue to serve as member of the Company's Board of Directors after closing of the acquisition of Gtech.

03/06/2006

Conference call Invitation Full Year 2005 Results

Rome, March 6th, 2005 – Lottomatica is pleased to invite you to join a conference call to discuss Lottomatica Group FY2005 Results ended December 31st, 2005.

The conference will take place on Thursday, March 9th, 2006

15:00 PM (Rome) - 14:00 PM (London) - 9:00 AM (New York)

The speakers will be:

ROSARIO BIFULCO - Chairman and CEO

FABIO CELADON - Finance Director

Simona D'Agostino - Investor Relations - will attend the conference call

The conference will include a Presentation of the Results, followed by a Question and Answer session. The slide Presentation will be available at the start of the conference on our web site: www.Lottomatica.it

Dial in:

Italy: + 39 02 802 09 11

UK: + 44 208 7929 750

US: + 1 866 2396 425

Please dial in 10 minutes before the conference call starts.

For operator assistance during the conference call, please dial *0.

03/06/2006

Lotto game: Wagers total 643.3 million euro in February 2006

Instant lotteries "Scratch & Win": Wagers of 263.3 million euro in February 2006

Rome, March 6th, 2006 – During the draws of February 2006, Lotto wagers amounted to 643.3 million euro, compared with 653.4 million euro in the month of January 2006. In the last month, 12 draws were held, vs 13 draws held in January 2006.

In particular, in February 2006 wagers from "core" bets, excluding late numbers, amounted to 407.7 million euro (454,9 million euro in January 2006), while wagers from bets on "late numbers" amounted to 235.6 million euro, vs 198.5 million euro in the month of January 2006.

Winnings in February 2006 totalled 232.3 million euro compared with 245.9 million euro in the previous month.

Scratch & Win wagers in the month of February 2006 were equal to 263.3 million euro, vs 277.6 million euro in the month of January 2006.

LOTTOMATICA

PRESS RELEASE

LOTTOMATICA APPROVES FY05 RESULTS AND CONVENES THE ORDINARY AND EXTRAORDINARY SHAREHOLDERS' MEETING

2005 Revenues of 582.7 million Euro, in line with 2004

EBITDA of 266.0 million Euro, +14.7% compared to 2004

EBIT of 212.3 million Euro, compared to 169.3 million Euro in 2004

Net income over 114.2 million Euro compared to 85.6 million Euro as of December 31, 2004

Proposed dividend of 1.3 Euro per share

Extraordinary Shareholders' Meeting convened to delegate the Board of Directors to increase the share capital and to amend some provisions in the by-laws in relation to the acquisition of GTECH Holdings Corporation

Ordinary Shareholders' Meeting convened to approve a plan to allot shares to, and to offer part of the delegated capital for subscription by, employees of Lottomatica and/or its subsidiaries

Approved the new regulations on Internal Dealing and treatment of Privileged Information

Rome, March 9, 2006 - The Board of Directors of Lottomatica, chaired by Mr. Rosario Bifulco, approved today the consolidated accounts and the draft Financial Statements of Lottomatica S.p.A. for FY05. The Board of Directors also resolved upon the proposed dividend, and convened the ordinary and extraordinary Shareholders' Meeting for April 12 2006 (on first call).

Consolidated income statement (€/mil.)	31 December 2005	*delta %*	31 December 2004
Revenues	582.7	*-0.5%*	585.8
EBITDA	266.0	*+14.7%*	231.9
EBITDA %	***45.6%***		***39.6%***
EBIT	212.3	*+25.5%*	169.3
EBIT %	***36.4%***		***28.9%***
Net income	114.2	*+33.4%*	85.6
Net income %	***19.6%***		***14.6%***

(Note: 2004 EBITDA restated for provisions of €15 million)

FY05 consolidated revenues totalled 582.7 million Euro, stable compared to 585.8 million Euro as of December 31, 2004. The drop in Lotto revenues was almost entirely offset by the excellent performance both in the new businesses in the Games sector and in the Services sector.

Lotto wagers stabilised at the levels reached in the years prior to 2004 (highest wagers ever collected), reaching 7.3 billion Euro (against 11.7 billion Euro in 2004 and 6.9 billion Euro in 2003). Because of the *decalage* mechanism, the drop in the Lotto wagers (-37.4%) reflected in a less than proportional decline in revenues for Lottomatica (-12.5%). Progressive commission for the year was equal to 5.9%.

Traditional and instant Lotteries gross tickets sold continued to post better than expected results, reaching approximately 1,540 million Euro over the year (compared to approximately 536 million Euro in FY04). Gross tickets sold only from instant lotteries totalled 1,492 million Euro. Average price, on the rise over the year, was equal to approximately 1.9 Euro, thanks in particular to the successful launch of the new 5 euro lottery, "Miliardario", with over 50 million tickets sold in the last quarter of the year. This helped increase profitability in this business. Revenues for Lottomatica totalled over 59 million Euro.

Services revenues reached 64.7 million Euro, growing by 32.3% compared to FY04. Electronic pre-paid top-up services for mobile accounts continued to post an excellent performance, with approximately 200 million top-ups against 182 million as of December 31, 2004. As to new Services, take note of the good start of the stamp duties business, with over 17,900 terminals installed at the tobacconist shops. **Gross operating margin for Services increased by approximately 40% compared to FY04.**

FY05 EBITDA totalled 266.0 million Euro against 231.9 million Euro as of December 31, 2004 (45.5% of Revenues in 2005, against 39.6% in 2004). This strong increase compared to FY04 was attributable to both the profitable performance of the instant Lotteries and Services businesses and the achievement of **considerable savings exceeding the 2005-2007 Business Plan targets (approximately 40 million Euro, plus 73 million Euro already posted in the 2002-2004 period).**

FY05 EBIT totalled 212.3 million Euro (169.3 million Euro as of December 31, 2004), showing an increase of 25.5%.

FY05 consolidated accounts show a **Net Income of 114.2 million Euro (equal to 19.6% of revenues), showing an increase of 33.4% compared to FY04**.

The Group's net financial position posted a negative value of 89.7 million Euro as of December 31, compared to a negative value of 51.3 as of December 31, 2004. This slight decline was attributable to the higher investments mainly relating to the Lotto terminals project (approximately 52 million Euro as of December 31, 2005). A total dividend of 151.3 million Euro was distributed in April 2005.

Consolidated shareholders' equity totalled 512.2 million Euro; such value includes the new reserves generated by the merger by incorporation of Lottomatica S.p.A. and FinEurogames S.p.A. into NewGames S.p.A.. In this regard, take note that the goodwill arising from the merger is partially due to certain inter-company transactions within the De Agostini group. It should be noted that IAS/IFRSs do not provide for a specific principle applicable to business combinations under common control. Accordingly FAS 141 (US GAAP) was adopted. Such principle favours "continuity" of historical values in inter-company transactions; as a consequence the merger goodwill was adjusted and aligned to historical book values recorded in De Agostini consolidated financial statements. **Following such adjustment, total goodwill totalled 216.8 million Euro**, net of adjustment for dividends of approximately 37 million Euro paid to FinEuroGames.

FY05 draft Financial Statements approved by the Board of Directors of Lottomatica S.p.A. will be submitted for approval to the Shareholders' Meeting to be called for April 12, 2006.

The Board of Directors also resolved to propose to the Shareholders' Meeting to distribute a **dividend of 1.3 Euro per share** to shareholders. If approved by the Shareholders' Meeting, the dividend will be paid on April 27, 2006, by utilising the existing liquid assets of the company, with dividend ex-date April 24, 2006.

The Board of Directors also approved the proposal to delegate the directors, pursuant to Article 2443 of the Italian Civil Code, for the maximum period of five years from the date when the relevant resolution is passed by the extraordinary Shareholders' Meeting, to increase the share capital against payment, up to a maximum total amount of 1,720 million Euro, of which the maximum amount of 1,670 million Euro shall be offered in option to shareholders and the maximum amount of 50 million Euro shall be reserved for subscription by certain managers of Lottomatica S.p.A. and/or its subsidiaries, excluding the right of first refusal. The price of the shares, including extra price, will be fixed taking into account financial markets trend and share price performance in the previous period.

The abovementioned proposals, which will be submitted to the extraordinary Shareholders' Meeting to also be convened for April 12 2006, are instrumental to the implementation of the wider plan to acquire the entire share capital of GTECH Holdings Corporation.

In fact, the delegation of powers to increase the share capital up to the maximum amount of 1,670 million Euro to be offered in option to shareholders:

- ✓ up to the maximum amount of 1,500 million Euro, is aimed at providing part of the resources required to finance the Acquisition; it is expected that the Board of Directors will implement this capital increase in May; in order to ensure a successful capital increase, a preliminary guarantee agreement has been executed between Lottomatica, De Agostini S.p.A., majority shareholder of Lottomatica, and Credit Suisse Securities (Europe) Limited and Goldman Sachs International. According to such agreement, each of the latter parties undertakes to subscribe, on a 50% basis, the shares corresponding to the option rights, if any, which should not be exercised at the end of the offer in option and on the stock exchange pursuant to Article 2441, paragraph 3, of the Italian Civil Code, net of shares subject to the commitment of De Agostini S.p.A. to entirely subscribe its own portion, either direct or indirect, of the capital increase, equal to approximately 0,8 billion Euro; all the abovementioned commitments are subject to customary conditions in such *transactions; and*
- ✓ up to the maximum amount of 170 million Euro, is functional to the payment of interest on the 60-year subordinated hybrid bond, that will be issued to financing GTECH acquisition, the Board of Directors on the other hand, will exercise this option only in the event that the Company is not able to pay the interest due.

The delegation of powers to increase the share capital up to a maximum amount of 50 million Euro, to be offered for subscription to employees of Lottomatica S.p.A. and/or its subsidiaries, excluding the right of first refusal, is also connected to the acquisition of GTECH, since it is functional to the implementation of a plan to allot shares to employees, including executives of Lottomatica, as well as some managers of GTECH, among which Mr. Bruce W. Turner, the current President and CEO of GTECH and Mr. Jaymin Patel, the current Senior Vice President and CEO of GTECH. This plan will be submitted for approval to the Shareholders' Meeting in the same ordinary session of April 12 and should be put into effect through implementation of the abovementioned capital increase subject to, and following, the completion of the Acquisition, probably after June.

Further amendments to the by-laws will be proposed at the same extraordinary Shareholders' Meeting of April 12, which are mainly connected to the acquisition of GTECH, including the extension of the duration of the company up to 2070 - this being functional to the subordinated bond issue - and the possibility of appointing more managing directors, with the subsequent amendment to the by-laws in that it relates to delegated bodies and the possibility for some corporate positions to be cumulated. The President and CEO/General Manager positions will be no more cumulated. As announced to the market on January 10, it is expected that, once the acquisition of GTECH is completed, Mr. Bruce W. Turner will be proposed to be appointed as Vice-President and CEO of Lottomatica, and also as General Manager, and Mr. Marco Sala, the current General Manager and a member of the Board of Directors of Lottomatica, will also be proposed to be appointed as CEO of the Company, delegating powers to him to deal with the Italian operations.

Finally, the Board of Directors has approved to adopt the new regulation on internal dealing and the new regulation on privileged information following Consob, Italian Watchdog, instructions implemented starting from 1 April, 2006.

"FY05 results exceeded our expectations in terms of profitability and confirm the excellent performance in the Services and Instant Lotteries businesses and the positive effects of the actions implemented to improve the operating efficiency. - **said Mr. Rosario Bifulco, Chairman and Managing Director of Lottomatica –** *The last developments show that the market continues to put its full trust in the Lottomatica Group as to the future challenges lying ahead. GTECH is the ideal partner to continue our development programme, passing from a domestic to an international dimension. We are confident that the transaction will be completed by June 2006. The activities connected to comply with the requirements necessary to complete the acquisition are in line with the times announced in January."*

Lottomatica S.p.A.

The parent company Lottomatica S.p.A. totalled Revenues of 488.7 million Euro (542.4 million Euro in 2004) and a net Income of 60.0 million Euro (47.1 million Euro as of December 31, 2004).

For further information:
AD HOC Communication Advisors 02/7606741
Mario Pellegatta – Matteo Cidda 335/1415585
This press release and the previous ones are available on the web site:
www.adhoccommunication.it

ANALYST MEETING

Financial Results for the year ended December 31st 2005

Rome, March 9th, 2006

GRUPPO LOTTOMATICA giochi e serviz

Agenda



- FY05 Milestones and Delivery on Strategic Guidelines
- FY05 Key Financial Highlights
- Financial Results
- Main events after December 31st 2005
  - ✓ GTECH Transaction
  - ✓ Lotto-Instant Lotteries
- Q&A

GRUPPO LOTTOMATICA giochi e servizi

Agenda



- ⇨ **FY05 Milestones and Delivery on Strategic Guidelines**
- ⇨ FY05 Key Financial Highlights
- ⇨ Financial Results
- ⇨ Main events after December 31st 2005
  - ✓ GTECH Transaction
  - ✓ Lotto-Instant Lotteries
- ⇨ Q&A

GRUPPO LOTTOMATICA giochi e servizi

FY05 Corporate Milestones

- **Merger of Lottomatica and FinEuroGames into NewGames**
  - ✓ Completion of the merger by incorporation of Lottomatica and FinEuroGames into NewGames in December 2005
  - ✓ Ordinary shares of Lottomatica (former NewGames) started trading on Milan Stock Exchange on December 20, 2005 (Blue-chip segment, ticker LTO)
  - ✓ €216.8 million additional distributable Reserves created
- **Transition to IAS/IFRS Accounting Standards Principles**
  - ✓ Financial Reporting under IFRS starting from 1H05 Results (restated 2004 results provided for comparison)
- **Set up of vehicle to enter stored Value**
  - ✓ CartaLis (85% Lis Lottomatica Italia Servizi and 15% Sella Holding Banca) authorized by Bank of Italy to operate as the first "IMEL" (institute issuing stored value cards) and by VISA Group to operate as a participant member

FY05 Key Business Highlights

Lotto

- ✓ Arbitration ruling sets expiry of Lotto concession in 2016
- ✓ 2005 wagers back to previous years levels (period 2000-2003) after exceptional 2004 late numbers phenomenon
- ✓ Wagers of 7.3 billion euro (-37% yoy) and 432 million euro in Revenues (-12% yoy)
- ✓ 3° weekly drawing confirmed in October

Instant lotteries

- ✓ Instant lotteries gross tickets sale trebled vs 2004: €1.5 billion wagers, over 790 million tickets sold and increased average price at approx. €1.9
- ✓ 5 new games launched in FY05: "Tutti Frutti" and "Fai Scopa!" (€2 tickets), "Las Vegas", "Super Poker" and "Stella Stellina" (€3 tickets). Tremendous success from €5 ticket "Miliardario" (over 50 million tickets sold)

FY05 Key Business Highlights

Sports Pools

- ✓ Launch of new Pari-mutuel betting related to non sporting events
- ✓ Introduction of new horseracing pari-mutuel betting: Vincente Nazionale, Accoppiata Nazionale, Nuova Tris, Quarté and Quintè, distributed under Sports Pools concession

Gaming Machines

- ✓ Over 8,500 AWPs installed (out of 150,000 in the overall market) in bars, licensed betting halls and more recently in hotels

Services

- ✓ Continuous growth: Revenues up 32% and EBITDA +40%
- ✓ 200 million electronic top-ups transactions (vs 182 million in FY04)
- ✓ Launch of Stamp Duties (over 17,900 printers rolled out at year end)
- ✓ Improvement of Utilities bills payment in 2H thanks to cash payment availability

Delivery on Strategic Guidelines

Strategic Guidelines	FY05 Delivery
Focus on Core Business	⇨ Advertising and marketing campaigns focused on game innovations to boost Lotto wagers despite drop in late numbers wagering ⇨ Lotto Terminals replacement project successfully started (to be concluded by 1H 2006)
Gaming Portfolio Diversification	⇨ Strong Instant lotteries performance thanks to continuous launch of new lotteries and increased price point ⇨ Consolidated market share in Sports Pools and Pari-mutuel betting and distribution network restructuring
Further Development in Services	⇨ Migration to independent network completed for most of the services ⇨ Diversification of network of POS (over 50,000 direct and indirect POS) ⇨ Continuing growth in electronic top-up service ⇨ Positive launch of Stamp Duties service

Delivery on Strategic Guidelines

Strategic Guidelines	FY05 Delivery
Margins Improvement	⇨ 2005 savings exceed 2005-2007 3-year BP guidelines (over €41 million on top of €73 million in the period 2002-2004) ⇨ EBITDA margin increased to 46% (vs 40% in FY04) and EBIT margin reaching 36% (29% in FY04)
Optimize Capital structure Return Cash to Shareholders	⇨ Proposed €1.3 dividend per share ⇨ Over €1 billion cumulated dividends since 2002
External Growth	⇨ Acquisition of GTECH to become a global player in our core business

Agenda



- FY05 Milestones and Delivery on Strategic Guidelines
- **FY05 Key Financial Highlights**
- Financial Results
- Main events after December 31st 2005
  - ✓ GTECH Transaction
  - ✓ Lotto-Instant Lotteries
- Q&A

FY05 Key Financial Highlights



REVENUES
-0.5%
585.8
582.7
FY04
FY05



EBITDA
+14.7%
231.9
266.0
39.6%
45.6%
FY04
FY05

- Stable Revenues yoy despite drop in Lotto wagers
- Double digit EBITDA growth boosted by accelerated cost savings

Note: 2004 EBITDA restated to account for provisions of approx. €15 m

Figures in € million

FY05 Key Financial Highlights


EBIT
+25.5%
212.3
169.3
28.9%
36.4%
FY04
FY05


NET INCOME
+33.4%
114.2
85.6
14.6%
19.6%
FY04
FY05

EBIT and Net Income margins in % of Revenues

- Meaningful increase at Operating Profit level
- Bottom line strongly improved

Figures in € million

GRUPPO LOTTOMATICA giochi e servizi

FY05 Key Financial Highlights

Net Debt



51.3
89.7
FY04
FY05

Shareholders' Equity



317.3
512.3
FY04
FY05

- **Very conservative financial position**
- **Strengthened Shareholders' Equity**

Figures in € million

Shareholding structure


35.71%
55.00%
6.30%
2.98%
De Agostini S.p.A.
Nuova Tirrena
De Agostini Group
Institutional Investors
Free Float

Shareholding structure (January 2006)
- TSO equal to 89,119,160 as of January 22, 2006
- Institutional Investors: Fidelity Group 6.3%

Share price performance



Lottomatica +13.4%
S&P/MIB +15.2%
Ftse Eurotop 100
+20.9%
Dow Jones -0.1%
Price per Share (Euro)
120
110
100
90
Volume
3,000,000
2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
04 Jan 05
05 Mar 05
04 May 05
03 Jul 05
01 Sep 05
31 Oct 05
30 Dec 05

Source: Bloomberg data (Price Last)

- **Share price performance in line with the main Italian index**
- **1.7 € dps distributed in April 2005**
- **Over 90 million shares traded in the period**
- **2.7 €bn Mkt Cap as of December 31, 2005**

Agenda



- ⇨ FY05 Milestones and Delivery on Strategic Guidelines
- ⇨ FY05 Key Financial Highlights
- ⇨ **Financial Results**
- ⇨ Main events after December 31st 2005
  - ✓ GTECH Transaction
  - ✓ Lotto-Instant Lotteries
- ⇨ Q&A

FY05 Results by Segment

Segments	Revenues		EBITDA	
(€ million)	FY04	FY05	FY04	FY05
Lotto	494.2	432.3	272.7	273.6
Instant & Traditional Lotteries	23.6	59.1	1.8	17.9
Other Games	12.1	11.5	(2.7)	(1.1)
Gaming machines	0.6	6.3	(5.3)	(0.1)
Services	48.9	64.7	26.5	37.0
Unallocated items*	6.4	8.8	(61.1)	(61.3)
Total	585.8	582.7	231.9	266.0

Note (*): Comprises other revenues and corporate overhead

FY05 Lotteries



LOTTO WAGERS
11,689.3
6,938.0
7,314.8
5,655.0
1,350.2
1,574.2
5,587.8
6,034.4
5,740.6
-37.4%
05/04
+5.4%
05/03
FY03
FY04
FY05
Core base
Late numbers



Instant and Traditional lotteries
+187.3%
1,540.0
536.0
FY04
FY05

S&W wagers	**€478m**	**€1,492.5m**
Tickets	**325m**	**793m**
Aver. price	**1.47€**	**1.88€**

Note: 2004 AAMS management, 78 €m with 52 m tickets

Figures in € million

GRUPPO LOTTOMATICA giochi e servizi

FY05 Services


SERVICES REVENUES
+32.3%
48.9
64.7
6.9
4.6
0.6
7.8
29.0
9.9
5.7
5.0
0.6
7.6
35.9
FY04
FY05
Top ups
Car road tax
TV license
Ticketing
Stamp duties
Other

- Revenues up over 32%
- EBITDA +39.6% yoy
- 200 million pre paid mobile top up transactions (vs 182 in FY04)
- Successful launch of Stamp duties

***Commercial Services**: Top ups services and ticketing; **Payment Services**: TV license, Fines and Utility bills; **Processing**: top-ups processing, car road tax, stamp duties*

Figures in € million

Revenues FY05 vs FY04



delta –3.1
585.8
-61.9
35.5
5.7
-0.6
15.8
2.4
582.7
FY04
Lotto
S&W
Gaming machines
Other games
Services
Other
FY05

Figures in € million

OPEX FY05 vs FY04



delta -37.3
354.0
-41.1
-23.9
25.2
2.5
316.7
FY04
Savings*
Delta volumes Lotto/Sports Games
New business
Other
FY05

Note (*): Mainly Maintenance costs related to Terminals project, Network, Paper

Figures in € million

EBITDA FY05 vs FY04



delta +34.1
231.9
0.9
16.1
5.2
10.5
1.4
266.0
FY04
Lotto
Scratch & Win
Gaming machines
Services
Other games/ Unallocated items
FY05

Figures in € million

Savings 2002-2005

- Network
- Maintenance
- Logistics
- Paper


13
34
26
73
41
114
2002
2003
2004
02-04
2005
02-05

- Exceed savings planned for the 2005-2007 period (guidance of approx. €30 m)
- In 4Q05 savings mainly relate to efficiency on new terminal maintenance

Figures in € million

Capex 2005



52.9
12.0
12.7
9.5
4.2
91.3
New Terminals
Lotto
Services
New Headquarter
Gaming Machines
2005

- **Approx. 80% of Terminals replacement related capex incurred**

Figures in € million

FY05 Consolidated Income Statement

Income Statement	FY04	FY05
Revenues	585.8	582.7
Opex	(353.9)	(316.7)
EBITDA	231.9	266.0
EBITDA margin %	*39.6%*	*45.6%*
Depreciation / Provisions	(62.6)	(53.6)
EBIT	169.3	212.3
EBIT margin %	*28.9%*	*36.4%*
Financial income (charges)	(16.2)	(16.1)
Net Income	85.6	114.2
Net Income margin %	*14.6%*	*19.6%*

Figures in € million

FY05 Consolidated Income Statement ITA/IAS

December 31, 2005		***Restatements***		
Income Statement	FY05 ITA GAAP	***Adjustments***	***Different classifications***	FY05 IAS/IFRS
Revenues	1,546.6	*0.8*	*(964.8)*	582.7
Opex	(1,249.2)	*(11.9)*	*944.5*	(316.7)
EBITDA	297.4	*(11.1)*	*(20.3)*	266.0
Goodwill/Depreciations/Provisions	(209.9)	*153.7*	*2.5*	(53.6)
EBIT	87.5	*142.6*	*(17.8)*	212.3

December 31, 2004		***Restatements***		
Income Statement	FY04 ITA GAAP	***Adjustments***	***Different classifications***	FY04 IAS/IFRS
Revenues	1,235.2	*(0.1)*	(649.3)	585.8
Opex	(971.2)	*(20.9)*	*638.3*	(353.9)
EBITDA	264.0	*(21.0)*	*(11.0)*	231.9
Goodwill/Depreciations/Provisions	(120.7)	*64.0*	*(5.9)*	(62.6)
EBIT	143.2	*43.0*	*(16.9)*	169.3

Figures in € million

FY05 Cash Flow and NFP as of Dec. 31, 2005

Cash Flow and NFP	FY04	FY05
Initial NFP	(160.8)	(51.3)
Cash Flow from Operations	250.5	190.7
Capex	(40.1)	(91.2)
Investments	64.5	0.0
Dividends	(177.6)	(151.3)
Other	12.2	13.4
Closing NFP	(51.3)	(89.7)

Figures in € million

Balance Sheet as of December 31, 2005

Balance Sheet	FY04	FY05
Non current assets	131.2	169.9
Goodwill	446.6	663.6
Net Working Capital	(209.1)	(231.6)
Net Invested Capital	368.7	601.9
Shareholders' Equity	317.3	512.2
NFP	51.3	89.7
Sharehold. Equity and NFP	368.7	601.9

Figures in € million

Merger effects

- ✓ **Goodwill arising from the merger is partially due to certain inter-company transactions within the De Agostini group**
- ✓ **IFRS do not provide for a specific principle applicable to business combinations under common control**
- ✓ **Accordingly FAS 141(US GAAP) was adopted. Such principle favours "continuity" of historical values in inter-company transactions; as a consequence the merger goodwill was adjusted and aligned to historical book values recorded in De Agostini consolidated financial statements**

Merger Effect	
FEG Goodwill	82.0
LTO Goodwill	171.8
FEG dividends adj	(37.0)
Total Goodwill	216.8

Note: FinEuroGames adjustments to Goodwill equal to €566 million

Figures in € million

Agenda



- FY05 Milestones and Delivery on Strategic Guidelines
- FY05 Key Financial Highlights
- Financial Results
- **Main events after December 31st 2005**
  - ✓ **GTECH Transaction**
  - ✓ **Lotto-Instant Lotteries**
- Q&A

GTECH - Transaction Summary

- ✓ Acquisition of GTECH, via one step US-style merger
- ✓ $35 per share, all cash consideration
- ✓ €3.9bn total equity consideration and estimated €4.0bn enterprise value (8.6x CY '06 EBITDA)(1)
  - Implied premium of 15.0% to unaffected price(2)
- ✓ Funded by €1.4 billion rights issue, €1.9 billion senior loan, €0.75 billion hybrid bond and Lottomatica/GTECH cash balances of €0.4 billion(3)
  - Lottomatica expected to maintain investment grade credit rating
- ✓ Transaction recommended by GTECH's Board and approved by Lottomatica's and De Agostini's Boards of Directors
- ✓ Key conditions precedent include regulatory approval, GTECH shareholder approval and financing
- ✓ Over 10% LTO stock price increase after Gtech transaction announcement (max €34.6 with over 27 million shares traded from January 11 to end of February 2006)

(1) Net Debt of €112m as of November 2005 converted in Euros at an exchange rate equal to $/€1.205, calendarised (December) EBITDA of $553m based on I/B/E/S consensus estimates and converted to Euros at an exchange rate equal to $/€1.205.
(2) As of 9th September 2005, being the trading day prior to GTECH's announcement that it had received a non-binding preliminary expression of interest from an unidentified third party regarding a potential acquisition of GTECH.
(3) Estimated cash balances at closing are for illustrative purposes only and account for expected working capital changes.

GTECH - Estimated Timetable

10 January 2006	✓ Announcement of transaction to the market ✓ Transaction has been approved by Boards of Directors of De Agostini and Lottomatica, and recommended by GTECH's Board of Directors
9 March	✓ Lottomatica Board of Directors call Extraordinary General Meeting
12 April	✓ Lottomatica Extraordinary General Meeting to delegate power to Lottomatica's Board of Directors in respect of the capital increase
May	✓ Launch of rights offer by Lottomatica (~5 weeks) ✓ GTECH Extraordinary shareholders meeting to approve transaction
June	✓ Expected transaction closing

Lotteries February 2006 YTD


LOTTO WAGERS
-30.4%
06/05
+4.2%
06/04
1,244.8
1,863.0
1,296.7
163.1
1,081.7
844.2
1,018.8
434.1
862.6
28.02.04
28.02.05
28.02.06
Core base
Late numbers


S&W WAGERS
+225%
166.4
541.0
28.02.05
28.02.06

Tickets	**105m**	**226m**
Aver. price	**1.6€**	**2.4€**

Figures in € million

Agenda



- FY05 Milestones and Delivery on Strategic Guidelines
- FY05 Key Financial Highlights
- Financial Results
- Main events after December 31st 2005
  - ✓ GTECH Transaction
  - ✓ Lotto-Instant Lotteries
- **Q&A**

Please see item number 86 of Schedule I for an English description of this document.

Please see item number 87 of Schedule I for an English description of this document.

Please see item number 88 of Schedule I for an English description of this document.

Please see item number 89 of Schedule I for an English description of this document.

THIS NOTICE IS IMPORTANT AND REQUIRES THE IMMEDIATE ATTENTION OF NOTEHOLDERS. IF NOTEHOLDERS ARE IN ANY DOUBT AS TO THE ACTION THEY SHOULD TAKE, THEY SHOULD CONSULT THEIR OWN INDEPENDENT PROFESSIONAL ADVISERS AUTHORISED UNDER THE FINANCIAL SERVICES AND MARKETS ACT 2000 (IF THE NOTEHOLDER IS IN THE UNITED KINGDOM), OR ANOTHER APPROPRIATELY AUTHORISED INDEPENDENT PROFESSIONAL ADVISER.

NOTICE OF A MEETING

to the holders of

€360,000,000

4.80 per cent. Notes due 2008

of Lottomatica S.p.A. (the "**Issuer**")

(incorporated as a società per azioni under the laws of the Republic of Italy)

ISIN: XS0182313527; Common Code: 018231352

that are presently outstanding

(the "**Noteholders**" and the "**Notes**" respectively)

NOTICE IS HEREBY GIVEN by the Issuer that a Meeting of the Noteholders convened by the Issuer will be held at the offices of Lottomatica S.p.A. at Viale del Campo Boario 56/d, 00153 Rome, Italy on Monday, 10 October 2005 at 2.00 p.m. (Rome time) for the purpose of considering and, if thought fit, passing the resolutions set out below which will be proposed as Extraordinary Resolutions in accordance with the provisions of the trust deed dated 22 December 2003 (the "**Trust Deed**"), made between the Issuer and J.P. Morgan Corporate Trustee Services Limited (the "**Trustee**") as trustee for the Noteholders and constituting the Notes.

Background to the Proposal

It is proposed that Noteholders vote on the Resolutions set out below pursuant to which, among other things, the Issuer would be merged with and into its indirect holding company NewGames S.p.A., with NewGames S.p.A. becoming the issuer of the Notes following such merger, as further described herein (the "**Proposal**").

DeAgostini S.p.A., the indirect owner of 58.06% of the ordinary shares of the Issuer, has proposed the reorganisation in order to simplify the existing ownership structure of its interest. DeAgostini S.p.A. holds its interest in the Issuer primarily through two holding companies: (i) NewGames S.p.A., which owns 100% of the ordinary shares of FinEuroGames S.p.A. and (ii) FinEuroGames S.p.A. which is the direct owner of 55.07% of the ordinary shares of the Issuer. DeAgostini S.p.A. holds the remaining 2.99% of the ordinary shares of the Issuer through its indirect subsidiary, Nuova Tirrena S.p.A..

Neither NewGames S.p.A. nor FinEuroGames S.p.A. has any liabilities and their only material asset is, respectively, the indirect and the direct ownership interest in the Issuer.

The Issuer would be merged, together with FinEurogames S.p.A., with and into NewGames S.p.A (the "**Merger**"). Concurrently with the Merger, NewGames S.p.A. would be renamed Lottomatica S.p.A. ("**New Lottomatica**") and would be admitted for listing on the Italian Stock Exchange.

The reasons for conducting the Merger are the following:

- It is DeAgostini S.p.A.'s strategy to directly control its equity interests, including its interest in the Issuer, and the Merger permits DeAgostini S.p.A. to do so.

- The Merger would result in the strengthening of the shareholders' equity in the Issuer which will increase to approximately €938 million from its current shareholders' equity of €140 million (without taking into account any results of operations in the current year).

Impact on Noteholders

The Issuer believes the Merger will not have a material adverse effect on the Noteholders, as the rights and obligations of the Issuer under the Notes will be assumed by New Lottomatica, the surviving entity. Upon the effective date of the Merger, New Lottomatica will maintain the same governance structure and management then in place for the Issuer. Since the announcement of the proposed

Merger on 21 July 2005, Standard & Poors Rating Agency, a division of the McGraw-Hill Companies, Inc., has not changed the Issuer's rating, which remains BBB/Stable/A-2 as of the date hereof.

Reasons for Noteholders' Meeting

Condition 8 of the Terms and Conditions of the Notes (the "**Terms and Conditions**") set out in Part B of Schedule 2 to the Trust Deed, sets out the events which constitute an event of default in connection with the Notes. In particular, Conditions 8(f)(iv), 8(g) and 8(h) of the Terms and Conditions provide, respectively, that the cessation, or threat of cessation, by the Issuer to carry on all or any substantial part of its business, the passing of an effective resolution for the winding up, liquidation or dissolution of the Issuer, and any event analogous to any of the events referred to in Condition 8(f) (*Insolvency, etc.)* or 8(g) (*Winding up, etc.*) shall constitute an event of default under the Notes.

The purpose of the Meeting is for the Noteholders to consider the terms of the Proposal and to allow Noteholders to vote by way of the Extraordinary Resolutions to approve the Proposal and certain other matters detailed below, if thought fit.

Cash Payment

If the Noteholders approve the Proposal in the manner detailed under "Voting and Quorum" below, the Issuer will pay, or procure to be paid, a cash payment (the "**Cash Payment**") to each person that was a Noteholder on the date of such approval. The terms of the Cash Payment are more specifically set out in a Notice of Terms of Proposal and Cash Payment of equal date herewith (the "**Notice of Terms of Proposal and Cash Payment**"), which is available to Noteholders as set out under "Additional Information" below.

Supplemental Trust Deed

The effect of passing the Extraordinary Resolution at the Meeting will be to direct the Trustee to execute a supplemental trust deed with New Lottomatica to give effect to the amendments approved by the Second Extraordinary Resolution (together with all consequential amendments) and to do all other things necessary or desirable in order to give effect thereto.

Extraordinary Resolutions Approving the Proposal

EXTRAORDINARY RESOLUTIONS

First Extraordinary Resolution Authorising the Trustee and the Financial and Legal Advisors to the Issuer and the Trustee to Attend and Speak at the Meeting

"THAT this Meeting of the holders of those of the €360,000,000 4.80 per cent. Notes due 2008 (the "**Notes**") of Lottomatica S.p.A. (the "**Issuer**") that are presently outstanding constituted by a trust deed dated 22 December 2003 (the "**Trust Deed**") made between the Company and J.P. Morgan Corporate Trustee Services Limited (the "**Trustee**") as trustee for the holders of the Notes (the "**Noteholders**") hereby authorises the Trustee and the financial and legal advisors to the Issuer and the Trustee to attend and speak at the Meeting convened on today's date to approve the Proposal (as defined in the Notice of Meeting and the Notice of Terms of Proposal and Cash Payment, each dated 9 September 2005, issued by the Issuer and addressed to the Noteholders) and certain other matters and at any adjournment of this Meeting".

Second Extraordinary Resolution Approving the Proposal

"THAT this Meeting of the holders of those of the €360,000,000 4.80 per cent. Notes due 2008 (the "**Notes**") of Lottomatica S.p.A. (the "**Issuer**") that are presently outstanding constituted by a trust deed dated 22 December 2003 (the "**Trust Deed**") made between the Company and J.P. Morgan Corporate Trustee Services Limited (the "**Trustee**") as trustee for the holders of the Notes (the "**Noteholders**") hereby:

1. approves the merger of Lottomatica S.p.A. and FinEurogames S.p.A. by way of incorporation into NewGames S.p.A. (the "**Merger**");

2. waives any event of default (including, without limitation, under any of condition 8(f)(iv), 8(g) or 8(h) of the Terms and Conditions of the Notes as the case may be) arising from the implementation of the Merger or from any steps undertaken in relation to the Merger;

3. approves the substitution of Lottomatica S.p.A. with NewGames S.p.A. (to be renamed Lottomatica S.p.A.) in the Conditions of the Notes and the Trust Deed as the issuer of the Notes;

4. sanctions and assents to every abrogation, modification, compromise or arrangement in respect of the rights of the Noteholders and the holders of the Coupons (as defined in the Trust Deed) appertaining to the Notes against the Issuer or any of its property involved in or proposed to be affected by the Merger and/or this Extraordinary Resolution and its implementation;

5. authorises, directs, requests and empowers the Trustee to concur in and execute a supplemental trust deed (supplemental to the Trust Deed) to implement the Proposal in the form of the draft produced to this Meeting (the "**Supplemental Trust Deed**") and for the purposes of identification signed by the Chairman thereof with such amendments (if any) thereto as the Trustee shall require and to concur in, and to execute and do, all such other deeds, instruments, acts and things as may be, in the opinion of the Trustee, necessary or desirable to carry out and give effect to this Extraordinary Resolution and the implementation of the Proposal; and

6. discharges and exonerates the Trustee from any liability in respect of any act or omission for which it may become responsible under the Trust Deed and the Notes as a result of executing any deeds, instruments, acts and things done to carry out and give effect to this Extraordinary Resolution and to implement the Merger."

Additional Information

Copies of this Notice of Meeting (in English and Italian), the Notice of Terms of Proposal and Cash Payment (in English and Italian), the Trust Deed (including the Terms and Conditions of the Notes), the Supplemental Trust Deed and the Agency Agreement dated 22 December 2003, as well as such other documents as may be required by the Luxembourg Stock Exchange to be made available to Noteholders will be available for inspection at the specified offices of each of the Paying Agents as set out below during normal business hours from the date hereof until the close of the Meeting (including through the first or second adjournment thereof, as the case may be).

A copy of the Project of Merger, which contains detailed information concerning the Merger, has been filed with *Borsa Italiana S.p.A.* and will be available for inspection at the offices of Lottomatica S.p.A. at Viale del Campo Boario 56/d, 00153 Rome, Italy during normal business hours.

Voting and Quorum

The attention of Noteholders is drawn particularly to the quorum required for the Meeting and for an adjourned Meeting which is set out in paragraphs 2, 3 and 4 of "Voting and Quorum" below.

In accordance with normal practice, the Trustee expresses no opinion on the merits of the Proposal and the proposed waivers under the Terms and Conditions, which are the subject of the Extraordinary Resolutions (the "**Proposed Waivers**") but has authorised it to be stated that on the basis of the information set out herein, it has no objection to the Extraordinary Resolutions being submitted to the Noteholders for their consideration. The Trustee has, however, not been involved in formulating the Proposal and the Proposed Waivers, and makes no representation that all relevant information has been disclosed to Noteholders in this Notice. Accordingly, the Trustee recommends that Noteholders who are in any doubt as to the impact of the implementation of the Proposal and the Proposed Waivers seek their own independent financial or legal advice.

VOTING AND QUORUM

1. A Noteholder who wishes to attend and vote at the Meeting in person must produce at the Meeting (a) valid voting certificate(s) issued by any Paying Agent and in accordance with the procedures of Euroclear or Clearstream, Luxembourg relative to the Note(s) in respect of which he wishes to vote.

A Noteholder who does not wish to attend and vote at the Meeting in person may either request that a voting certificate(s) is issued to the person whom he wishes to attend on his behalf or require any Paying Agent to issue a block voting instruction in accordance with the procedures and timing requirements of Euroclear or Clearstream, Luxembourg instructing a Paying Agent to appoint a proxy to attend and vote at the Meeting in accordance with his instructions.

A Noteholder who wishes to obtain a voting certificate or procure any Paying Agent to appoint a proxy to attend and vote at the Meeting on his behalf as aforesaid, should not less than two clear days prior to the date fixed for the Meeting request the relevant clearing system to block the Notes in his own account and to hold the same to the order or under the control of the Principal Paying Agent.

A Noteholder whose Notes have been so blocked will thus be able to obtain a voting certificate from, or require any Paying Agent to issue a block voting instruction in accordance with the procedures of Euroclear or Clearstream, Luxembourg to, the relevant proxy.

Any Note(s) so held and blocked for either of these purposes will be released to the Noteholder by the relevant clearing system (i) ten days after the conclusion of the Meeting unless the Paying Agent has given instructions to the clearing systems to unblock the account(s) earlier, provided that, if the Meeting is adjourned for lack of quorum and a Noteholder has blocked its account and instructed the Principal Paying Agent (through the relevant clearing system) to appoint a proxy, such account shall remain blocked until the conclusion of the adjourned Meeting unless the blocking instructions are revoked by the Noteholder not less than 48 hours before the time fixed for the Meeting or (ii) (within the time limit specified by the relevant clearing system) upon the surrender to the relevant Paying Agent of the voting certificate(s) and notification by the relevant Paying Agent to the relevant clearing system of such surrender or the compliance in such other manner with the rules of the relevant clearing system or (iii) up to 48 hours before the time fixed for the Meeting (or, if the Meeting has been adjourned, the time fixed for its resumption) (within the time limit specified by the relevant clearing system) if the Noteholder revokes the block voting instructions.

By voting in favour of the Proposal at the Meeting or any adjournment thereof a Noteholder will be deemed to have accepted the terms of the Proposal and Cash Payment.

2. The quorum required at the initial Meeting in respect of the Extraordinary Resolutions shall be one or more persons present holding a voting certificate or proxies representing or holding at least one half of the aggregate principal amount of the outstanding Notes.

3. If a quorum in respect of the Extraordinary Resolutions is not present at the initial Meeting within 15 minutes after the time fixed for the Meeting, the Meeting will be adjourned until Thursday, 13 October 2005 at 2.00 p.m. (Rome time) at the offices of Lottomatica S.p.A. at Viale del Campo Boario 56/d, 00153 Rome, Italy. The quorum required at such adjourned first Meeting in respect of the Extraordinary Resolutions shall be one or more persons present holding a voting certificate or proxies, having been reappointed for such second Meeting, representing or holding more than one third of the aggregate principal amount of the outstanding Notes.

4. If a quorum in respect of the Extraordinary Resolutions is not present at the first adjourned Meeting within 15 minutes after the time fixed for the Meeting, the Meeting will be adjourned until Monday, 17 October 2005 at 2.00 p.m. (Rome time) at the offices of Lottomatica S.p.A. at Viale del Campo Boario 56/d, 00153 Rome, Italy. The quorum required at such adjourned second Meeting in respect of the Extraordinary Resolutions shall be one or more persons present holding a voting certificate or proxies, having been reappointed for such third Meeting, representing or holding at least one fifth of the aggregate principal amount of the outstanding Notes.

5. Every question submitted to the Meeting shall be decided by way of a poll of the persons present holding a voting certificate or proxies representing or holding Notes. On a poll every person who is so present shall have one vote in respect of each €1,000 in aggregate face amount of the outstanding Note(s) represented or held by him.

6. To be passed, the Extraordinary Resolutions requires a majority in favour consisting of at least two thirds of the Notes represented at the Meeting. If passed, the Extraordinary Resolutions will be binding upon all the Noteholders and Couponholders, whether or not present at such Meeting and irrespective of how their vote was cast at such Meeting.

TRUSTEE

J.P. Morgan Corporate Trustee Services Limited
Trinity Tower
9 Thomas More Street
London E1W 1YT

PAYING AGENTS

JPMorgan Chase Bank N.A. **J.P. Morgan Bank Luxembourg S.A.**

Trinity Tower
9 Thomas More Street
London E1W 1YT

European Bank & Business Centre
6 route de Trèves
L-2633 Senningerberg
Grand Duchy of Luxembourg

Noteholders whose Notes are held by Euroclear Bank S.A/N.V., as operator of the Euroclear System or Clearstream Banking, *société anonyme* should contact the following for further information:

Euroclear Bank S.A./N.V., as operator of the Euroclear System
Custody Operations Department
Call: Brussels (322) 224 4245, Telex: 61025

Clearstream Banking, société anonyme
Corporate Action Department
Call: Luxembourg (352) 465 646 361, Telex: 2791

This Notice is given by the Chairman of:

Lottomatica S.p.A.
Viale del Campo Boario 56/d, 00153 Rome, Italy
9 September 2005

This Notice is being published in English in *d'Wort* (previously the *Luxemburger Wort*) and is delivered to Noteholders through Clearstream, Luxembourg and Euroclear. This Notice is also published in Italian in *Il Sole – 24 Ore*. Any amendments to this notice will be communicated to Noteholders in accordance with the Terms and Conditions of the Notes.

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you are recommended to seek your own independent financial advice immediately from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser authorised under the Financial Services and Markets Act 2000 (if you are in the United Kingdom), or from another appropriately authorised independent financial adviser. If you have recently sold or otherwise transferred your entire holding(s) of the Notes referred to below, you should immediately forward this document to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for transmission to the purchaser or transferee.

NOTICE OF TERMS OF PROPOSAL AND CASH PAYMENT

LOTTOMATICA S.p.A. (the "Issuer")
(incorporated as a società per azioni under the laws of the Republic of Italy)

Proposal and Cash Payment by the Issuer to the holders of its
€360,000,000 4.80 per cent. Notes due 2008 (the "Notes")
(ISIN: XS0182313527) (Common Code: 018231352)

This Notice of Terms of Proposal dated 9 September 2005 contains details of the Proposal and the terms and conditions of the Cash Payment to the holders of the Notes. Capitalised terms used but not defined herein shall, unless the context otherwise requires, have the meanings set out in the Trust Deed and/or the Terms and Conditions relating to the Notes.

As more fully set forth in the Notice of Meeting of equal date herewith (the "**Notice of Meeting**"), the Issuer has convened a Meeting of Noteholders on 10 October 2005 for the purpose of considering the Proposal and if thought fit, voting in favor of the Proposal by passing the Resolutions set out in the Appendix hereto.

This document is intended to inform and assist Noteholders only on how to vote in favour of the Proposal and it in no way amends, supplements or supersedes any portion of the Notice of Meeting, which contains details on how Noteholders may exercise their vote with respect to the Proposal at the Meeting. Notwithstanding anything contained herein, Noteholders may vote for or against the Proposal by voting on the Resolutions in accordance with the procedures set out in the Notice of Meeting.

If the Proposal is approved, the Issuer will pay, or procure to be paid, to each Noteholder of record on the date of the Meeting a Cash Payment of 0.30 per cent. of the principal amount of the outstanding Notes (ie. €3 per €1,000 principal amount of the Notes), irrespective of how such Noteholder casts its vote. If the Proposal is not approved, no Cash Payment will be made to any of the Noteholders, irrespective of how such Noteholder casts its vote.

Questions and requests for assistance in connection with this Notice of Terms of Proposal and Cash Payment may be directed to MCC S.p.A. - Capitalia Gruppo Bancario, Merrill Lynch International or UBM – UniCredit Banca Mobiliare (the Joint Dealer Managers) to the attention of Luigi Stella of MCC S.p.A. - Capitalia Gruppo Bancario on telephone: +39 06 47912045 or email: lstella@mcc.it, Asar Mashkoor of Merrill Lynch International on telephone: +44 20 7995 3715 or email: asar_mashkoor@ml.com, or Carlo Manzato or Mauro Girotti of UBM - UniCredit Bana Mobiliare on telephone: +39 02 72722965 or +39 02 88623296 or email: carlo.manzato@ubm.it or mauro.girotti@ubm.it. Questions and requests for assistance in connection with the delivery of Block Voting Instructions may be directed to JPMorgan Chase Bank, N.A. (the Principal Paying Agent) to the attention of Karen Sheridan or Edmond F. Leedham on telephone +44 (0) 207 777 5908 or +44 (0) 207 777 9458 or email: karen.sheridan@jpmorgan.com or edmond.f.leedham@jpmorgan.com.

A Noteholder may accept the Proposal (i) by requiring the Principal Paying Agent to issue a Block Voting Instruction in accordance with the procedures and timing requirements of the Clearing Systems instructing the Principal Paying Agent to appoint a proxy to attend and vote in favor of the Proposal at the Meeting or (ii) by attending and voting at the Meeting by producing (a) valid voting certificate(s) issued by any Paying Agent. An acceptance of the Proposal will be effective only if the Resolutions are passed. Any individual or entity whose Notes are held in Euroclear or Clearstream, Luxembourg on its behalf by a broker, dealer, bank, custodian, trust company or other nominee must contact such entity if such holder wishes to vote in favour of the Proposal and instruct such entity to submit a Block Voting Instruction on its behalf. **It is recommended that Noteholders wishing to accept the Proposal do so by way of a Block Voting Instruction. Only if a sufficient number of Noteholders vote in favor of the Proposal will the Proposal be approved, and only if the Proposal is approved will the Issuer pay the Cash Payment to each Noteholder.**

The period during which the Proposal can be accepted will commence on 9 September 2005 and will expire at 2.00 p.m. on the Closing Date. Subject to applicable law, the Issuer may, in its discretion, amend (subject as provided herein), terminate or withdraw the Proposal at any time prior to the passing of the Resolutions. The Issuer shall notify the Noteholders of such amendment, termination or withdrawal as set out below. If the Resolutions have not been passed on or before the Longstop Date, the Proposal will be deemed withdrawn, the Block Voting Instruction will be deemed revoked and all Notes will be unblocked. As described in this document, an acceptance by a Noteholder of the Proposal which is not withdrawn before the relevant Closing Date is irrevocable.

MCC S.p.A. – Capitalia Gruppo Bancario	**Merrill Lynch International**	**UBM - UniCredit Banca Mobiliare**

Joint Dealer Managers

9 September 2005

This document does not constitute or form part of, and should not be construed as, an offer for sale or subscription of, or a solicitation of any offer to buy or subscribe for, any securities of the Issuer or any other entity. The distribution of this document may nonetheless be restricted by law in certain jurisdictions. Persons into whose possession this document comes are required by the Issuer, the Joint Dealer Managers, the Trustee, the Principal Paying Agent and the Paying Agents to inform themselves about, and to observe, any such restrictions. None of the Trustee, the Principal Paying Agent or the Paying Agents will incur any liability for their own failure or the failure of any other person or persons to comply with the provisions of any such restrictions.

This document is issued by the Issuer and the Issuer accepts responsibility for the information contained herein. No person is authorised in connection with the Proposal and Cash Payment to give any information or to make any representation not contained in this document and any such information or representation must not be relied on as having been authorised by or on behalf of the Issuer. None of the Trustee, the Principal Paying Agent or the Paying Agents has separately verified the information contained herein. Accordingly, no representation, warranty or undertaking, express or implied, is made and no responsibility nor liability is accepted by the Trustee, the Principal Paying Agent or the Paying Agents as to the accuracy or completeness of the information contained in this document or any other information provided by it in connection with the Proposal and Cash Payment. None of the Joint Dealer Managers, the Trustee, the Principal Paying Agent or the Paying Agents accept any responsibility for this document, make any representation regarding this document or the Proposal and Cash Payment or owe any duty to any Noteholder. The Principal Paying Agent and the Paying Agents are the agents of the Issuer and owe no duty to any Noteholder.

*MCC S.p.A. - Capitalia Gruppo Bancario, Merrill Lynch International and UBM - UniCredit Banca Mobiliare (the "**Joint Dealer Managers**") are acting as advisers to the Issuer and its affiliates in relation to the Proposal and Cash Payment and to no one else and will not regard any other person as its customer or be responsible to anyone other than the Issuer and its affiliates for providing the protections afforded to customers of the Joint Dealer Managers or for providing advice in relation to the Proposal and Cash Payment. The Joint Dealer Managers and their respective associates may have a holding in, or may from time to time provide advice or other investment services in relation to, or engage in transactions involving, the Notes.*

All references in this document to "euro" and "€" refer to the currency introduced at the start of the third stage of European economic and monetary union pursuant to the Treaty establishing the European Community, as amended.

All times in this document refer to local time in Rome, Italy.

The Issuer's audited financial statements for the year ended 31 December 2004 and its unaudited financial statements for the three months ended 31 March 2005 are available on the Issuer's website at www.lottomatica.it.

CONTENTS

DEFINITIONS

In this document, the following words and expressions have, unless the context otherwise requires, the meanings set out opposite them below:

"Account"	The account of an Account Holder.
"Account Holder"	The account holder with the relevant Clearing System.
"Business Day"	A day (not being a Saturday or a Sunday) on which (i) banks and foreign exchange markets are open for business in London, Rome, Belgium and Luxembourg and (ii) the Trans-European Automated Real-Time Gross Settlement Express Transfer (TARGET) System is open.
"Block Voting Instruction"	The block voting instruction in relation to the Proposal that is electronically submitted by an Account Holder to the relevant Clearing System during the Proposal Period in accordance with the requirements of such Clearing System and the procedures set out herein, which instructs such Clearing System to block the Notes in its account and to hold the same to the order or under the control of the Principal Paying Agent and instructs the Principal Paying Agent to appoint a proxy to attend the Meeting and vote the Notes in favour of the Resolutions.
"Block Voting Instruction Withdrawal"	The electronic block voting instruction withdrawal submitted to the relevant Clearing System in accordance with the requirements of such Clearing System revoking the Noteholder's previous Block Voting Instruction, which instruction shall be valid if received prior to the Revocation Deadline.
"Clearing System"	Euroclear and/or Clearstream, Luxembourg.
"Clearstream, Luxembourg"	Clearstream Banking, *société anonyme*.
"Closing Date"	Friday, 7 October 2005, and, if the Meeting is adjourned, Monday, 10 October 2005 for the first adjournment and Friday, 14 October 2005 for the second adjournment, as the case may be (such dates being the dates that are two clear days before the Meeting or any adjournments thereof), subject always to any rights of the Issuer to amend, terminate, and/or withdraw the Proposal.
"Conditions"	The terms and conditions of the Notes set out in Schedule 2, Part B of the Trust Deed.
"Cash Payment"	0.30 per cent. of the principal amount of the outstanding Notes (i.e. €3 per €1,000 principal amount of the Notes).
"Euroclear"	Euroclear Bank S.A./N.V., as operator of the Euroclear System.
"Extraordinary Resolution"	Has the meaning set out in Schedule 3 of the Trust Deed.
"Issuer"	Lottomatica S.p.A.
"Joint Dealer Managers"	MCC S.p.A. - Capitalia Gruppo Bancario, Merrill Lynch International and UBM - UniCredit Banca Mobiliare.

"Longstop Date"	17 October 2005 (being the date of the second adjourned Meeting as set forth in the Notice of Meeting).
"Meeting"	The meeting of Noteholders convened for 2.00 p.m. on Monday, 10 October 2005 to consider the Resolutions, which term includes the adjourned Meetings set out in the Notice of Meeting to be held, if necessary, at 2.00 p.m. on Thursday, 13 October 2005 and on 2.00 p.m. on Monday, 17 October 2005.
"Notes"	€360,000,000 4.80 per cent. Notes due 2008 of the Issuer: ISIN XS0182313527; Common Code: 018231352.
"Noteholder"	Each of the ultimate beneficial owners of one or more Notes who may be shown in the records of a Clearing System as a holder of Notes (and the words "**holder**" and "**holders**" shall be construed accordingly).
"Paying Agents"	J.P. Morgan Bank Luxembourg S.A. and JPMorgan Chase Bank, N.A. (and each, a "**Paying Agent**")
"Principal Paying Agent"	JPMorgan Chase Bank, N.A.
"Proposal"	The proposal as detailed below under the heading "Background to and reasons for the Proposal ".
"Proposal Period"	The period from and including 9 September 2005 to and including 2.00 p.m. on the Closing Date, which is the period during which Noteholders may submit Block Voting Instructions.
"Resolutions"	The Extraordinary Resolutions to be proposed at the Meeting as described in "Background to and reasons for the Proposal" below, substantially in the form set out in the Appendix hereto.
"Revocation Deadline"	2.00 p.m. on Thursday, 6 October 2005, and, if the Meeting is adjourned, 2.00 p.m. on Tuesday, 11 October 2005 for the first adjournment and 2.00 p.m. on Thursday, 13 October 2005 for the second adjournment, as the case may be (such deadlines being 48 hours (excluding non-business days) prior to the time set for the Meeting), subject always to any rights of the Issuer to amend, terminate, and/or withdraw the Proposal.
"Settlement Date"	On or about five clear business day after the date on which the Resolutions are passed at the Meeting.
"Trustee"	J.P. Morgan Corporate Trustee Services Limited of Trinity Tower, 9 Thomas More Street, London E1W 1YT.

SUMMARY TIMETABLE

(all times refer to local time in Rome, Italy)

Date	Event
9 September 2005	Notice of Meeting given through the Clearing Systems and published in the *d'Wort* (previously the *Luxemburger Wort*) and *Il Sole – 24 Ore*.
2.00 p.m., Thursday, 6 October 2005 *(48 hours (excluding non-business days) before the time fixed for the Meeting)*	Deadline for submitting Block Voting Instruction Withdrawals.
Friday, 7 October 2005 *(two clear days before the time fixed for the Meeting)*	Deadline for submitting Block Voting Instructions.
2.00 p.m., Monday, 10 October 2005	Meeting of Noteholders at the offices of Lottomatica S.p.A. at Viale del Campo Boario 56/d, 00153 Rome, Italy.
On or about Tuesday, 11 October 2005 *(day after Meeting or as soon as practicable)*	Notice of results of Meeting (if Meeting is not adjourned) given through the Clearing Systems and published in the *d'Wort* and *Il Sole – 24 Ore*.
17 October 2005 *(on or about five clear business days after Meeting)*	Subject to the Resolutions being passed at the Meeting on Monday, 10 October 2005, delivery of Cash Payment to all Noteholders and unblocking of the Notes.
17 October 2005	Longstop Date.

If required, the first and second adjourned Meetings will be held at 2.00 p.m. on Thursday, 13 October 2005 and 2.00 p.m. Monday, 17 October 2005, respectively, and the Deadline for submitting Block Voting Instructions and Block Voting Instruction Withdrawals as well as the Settlement Date will be adjusted accordingly. Noteholders should inform themselves of any earlier deadlines which may be imposed by the Clearing Systems and/or any intermediaries which may affect the timing of the submission of a Block Voting Instruction or a Block Voting Instruction Withdrawal.

TERMS OF PROPOSAL AND CASH PAYMENT

Background to and reasons for the Proposal

It is proposed that Noteholders vote on the Resolutions pursuant to which, among other things set out in more detail below and in the Resolutions, the Noteholders would approve the merger of the Issuer with and into its indirect holding company NewGames S.p.A., with NewGames S.p.A. becoming the issuer of the Notes following such merger (the "**Proposal**").

Rationale for the Reorganisation

DeAgostini S.p.A., the indirect owner of 58.06% of the ordinary shares of the Issuer, has proposed the reorganisation in order to simplify the existing ownership structure of its interest. DeAgostini S.p.A. holds its interest in the Issuer primarily through two holding companies: (i) NewGames S.p.A., which owns 100% of the ordinary shares of FinEuroGames S.p.A. and (ii) FinEuroGames S.p.A. which is the direct owner of 55.07% of the ordinary shares of the Issuer. DeAgostini S.p.A. holds the remaining 2.99% of the ordinary shares of the Issuer through its indirect subsidiary, Nuova Tirrena S.p.A..

Neither NewGames S.p.A. nor FinEuroGames S.p.A. has any liabilities and their only material asset is, respectively, the indirect and the direct ownership interest in the Issuer.

The Issuer would be merged, together with FinEurogames S.p.A., with and into NewGames S.p.A (the "**Merger**"). Concurrently with the Merger, NewGames S.p.A. would be renamed Lottomatica S.p.A. ("**New Lottomatica**") and would be admitted for listing on the *Mercato Telematico Azionario* (the Italian Stock Exchange).

The reasons for conducting the Merger are the following:

- It is DeAgostini S.p.A.'s strategy to directly control its equity interests, including its interest in the Issuer, and the Merger permits DeAgostini S.p.A. to do so. By eliminating intermediate companies, DeAgostini S.p.A. will centralize all gaming and services activity in a single company, which will enable more direct planning and facilitate the achievement of its strategic objectives.

- The Merger would result in the strengthening of the shareholders' equity in the Issuer which will increase to approximately €938 million from its current shareholders' equity of €140 million (without taking into account any results of operations in the current year).

Impact on Noteholders

The Issuer believes the Merger will not have a material adverse effect on the Noteholders, as the rights and obligations of the Issuer under the Notes will be assumed by New Lottomatica. Upon the effective date of the Merger, New Lottomatica will maintain the same governance structure and management then in place for the Issuer. Since the announcement of the proposed Merger on 21 July 2005, Standard & Poors Rating Agency, a division of the McGraw-Hill Companies, Inc., has not changed the Issuer's rating, which remains BBB/Stable/A-2 as of the date hereof.

Extraordinary Resolutions

The Issuer has called the Meeting to approve the Resolutions because it has been advised that without such approval an Event of Default may occur under the Notes as a result of the Merger, at which point the Trustee may, or, if requested by the holders of one quarter of the outstanding Notes, shall, declare the Notes to be immediately due and payable at their principal amount together with accrued interest thereon without further action or formality, whereupon the Notes shall become immediately due and payable.

In particular, Conditions 8(f)(iv), 8(g) and 8(h) of the Terms and Conditions provide, respectively, that the cessation, or threat of cessation, by the Issuer to carry on all or any substantial part of its business, the passing of an effective resolution for the winding up, liquidation or dissolution of the Issuer, and any event analogous to any of the events referred to in Condition 8(f) (*Insolvency, etc.*) or 8(g) (*Winding up, etc.*) shall constitute an event of default under the Notes.

Noteholders are being asked to consider the terms of the Proposal and the Cash Payment and to vote by way of Extraordinary Resolutions to approve the Proposal and certain other matters detailed in the Resolutions, if thought fit.

Supplemental Trust Deed

The effect of passing the Extraordinary Resolution at the Meeting will be to direct the Trustee to execute a supplemental trust deed with New Lottomatica to give effect to the amendments approved by the Second Extraordinary Resolution (together with all consequential amendments) and to do all other things necessary or desirable in order to give effect thereto.

The Trustee

In accordance with normal practice, the Trustee expresses no opinion on the merits of the Proposal and the proposed waivers under the Terms and Conditions and the Proposal, which are the subject of the Extraordinary Resolutions (the "**Proposed Waivers**") and on the terms of this Proposal and Cash Payment but has authorised it to be stated that on the basis of the information set out herein, it has no objection to the Extraordinary Resolution being submitted to the Noteholders for their consideration. The Trustee has, however, not been involved in formulating the Proposal and the Proposed Waivers and the terms of this Proposal and Cash Payment, and makes no representation that all relevant information has been disclosed to Noteholders in the Notice of Meeting or herein. Accordingly, the Trustee recommends that Noteholders who are in any doubt as to the impact of the implementation of the Proposal, the Proposed Waivers and the Proposal and Cash Payment seek their own independent financial or legal advice.

Cash Payment

Subject to the Resolutions being passed at the Meeting, the Issuer will pay, or procure to be paid, to all Noteholders of record on the date of the Meeting the Cash Payment of 0.30 per cent. of the principal amount of the outstanding Notes (i.e., €3 per €1,000 principal amount of the Notes) on the Settlement Date. During the period commencing on the date hereof and ending on the Longstop Date, the Cash Payment shall not be reduced or withdrawn and the settlement of any Cash Payment shall be made as set out herein.

The quorum at the initial Meeting will be one or more persons present representing or holding at least one half of the aggregate principal amount of the outstanding Notes. The quorum at any first adjourned Meeting will be one or more persons representing or holding more than one third of the aggregate principal amount of the outstanding Notes. The quorum at any second adjourned Meeting thereafter will be one or more persons present representing or holding at least one fifth of the aggregate principal amount of the outstanding Notes. To be passed the Resolutions require a majority in favour consisting of at least two thirds of the aggregate principal amount of the Notes represented at the Meeting or any adjourned Meeting and will be binding on all Noteholders and Couponholders, whether or not they are present or voting at the Meeting or any adjourned Meeting, as the case may be.

Noteholders may vote in favor of the Resolutions by accepting the Proposal as set forth under heading "Acceptance of the Proposal". *These provisions are without limitation to the right of Noteholders to attend and vote at the Meeting or to appoint a proxy to attend and vote at the Meeting as set forth in the Notice of Meeting.*

Denominations

Noteholders may only accept the Proposal in respect of Notes held in denominations of €1,000.

Summary of Consequences

Subject to the Issuer's right to amend (subject as provided herein), terminate or withdraw the Proposal at any time prior to the Resolution being passed:

- If the Resolutions are passed on or before the Longstop Date, all the Noteholders of record on the date of the Meeting in which the Resolutions were passed will receive the Cash Payment on the Settlement Date.

- If the Resolutions are not passed on or before the Longstop Date, your Notes will become unblocked in the Clearing System, and you will not receive the Cash Payment.

In any event, Noteholders should be aware that acceptance of the Proposal involves the following risks:

- Your Notes will not be capable of being transferred following acceptance unless you properly submit a Block Voting Instruction Withdrawal, until the Settlement Date or until the Proposal lapses or is otherwise terminated or withdrawn.

- If you do not properly submit a Block Voting Instruction Withdrawal on or before the Revocation Deadline, your acceptance will be irrevocable and cannot subsequently be withdrawn.

- There is uncertainty as to when and whether the Settlement Date will occur. If the Resolutions have not been passed on or before the Longstop Date, the Proposal will be deemed withdrawn, all Noteholders' Block Voting Instructions will be deemed revoked and all Notes will be unblocked on that date. In addition, the Issuer is entitled to terminate or withdraw the Proposal at any time prior to the Resolutions being passed at the Meeting (whether before or after any acceptance by any Noteholder).

- If a Block Voting Instruction has been validly submitted and the Meeting is adjourned, the Notes of the relevant Noteholder will remain blocked. A Block Voting Instruction may be revoked by validly submitting a Block Voting Instruction Withdrawal prior to the Revocation Deadline in respect of any adjourned Meeting.

Acceptance of the Proposal

A Noteholder may accept the Proposal (i) by requiring the Principal Paying Agent to issue a Block Voting Instruction in accordance with the procedures and timing requirements of the Clearing Systems instructing the Principal Paying Agent to appoint a proxy to attend and vote in favour of the Proposal at the Meeting or (ii) by attending and voting at the Meeting by producing (a) valid voting certificate(s) issued by any Paying Agent. **It is recommended that Noteholders wishing to accept the Proposal do so by way of a Block Voting Instruction.**

Block Voting Instructions

Only Account Holders may submit Block Voting Instructions on behalf of Noteholders. Any individual or entity whose Notes are held in the Clearing Systems on its behalf by a broker, dealer, bank, custodian, trust company or other nominee must contact such entity and arrange for the Account Holder through which the Notes are held to submit a Block Voting Instruction on its behalf to the relevant Clearing System prior to the deadlines specified by the relevant Clearing System.

By submitting a Block Voting Instruction in accordance with the requirements of the relevant Clearing System, the Noteholder shall be deemed to represent, warrant and shall undertake to the Issuer, the Joint Dealer Managers, the Trustee and the Paying Agents the following on each of the Closing Date and the Settlement Date:

(a) subject to the rights of Noteholders to submit a proper Block Voting Instruction Withdrawal prior to the Revocation Deadline, that the Noteholder wishes irrevocably to accept the Proposal;

(b) to provide the number of the aggregate principal amount of the outstanding Notes in respect of which the Proposal is accepted;

(c) to provide the name of the Account Holder and the securities account number at the relevant Clearing System in which the Notes are held;

(d) to provide the cash account number of the Account Holder at the relevant Clearing System to which the Cash Payment should be credited;

(e) subject to the right of a Noteholder to properly submit a Block Voting Instruction Withdrawal on or before the Revocation Deadline, that the Principal Paying Agent is irrevocably instructed to appoint a proxy to attend the Meeting on behalf of the Noteholder and to vote in favour of the Resolution at the Meeting; and

(f) that the Notes are blocked until the earlier of the Settlement Date or the date on which the Proposal lapses or is otherwise terminated or withdrawn.

The acceptance by a Noteholder of the Proposal by submitting a Block Voting Instruction will be deemed to have occurred upon receipt by the Principal Paying Agent of a valid Block Voting Instruction, and will constitute a binding agreement as of the Closing Date, between such Noteholder and the Issuer in accordance with the terms, and subject to the conditions, set out herein, save that all instructions in respect of the Notes to appoint a proxy to vote in favour of the Proposal given by means of Block Voting Instruction will be treated as revoked if the Proposal is withdrawn.

The receipt of such Block Voting Instruction by the relevant Clearing System will be acknowledged in accordance with the standard practices of such Clearing System and will result in the blocking of the Notes so that no transfers may be effected in relation to such Notes unless a Block Voting Instruction Withdrawal is validly submitted or the Resolutions have not been passed on or before the Longstop Date. By blocking such Notes in the relevant Clearing System, each Account Holder will be deemed to consent to have the relevant Clearing System provide details concerning such Account Holder's identity and any other relevant information referred to in paragraphs (e) and (f) above to the Principal Paying Agents.

The acceptance by a Noteholder or by the relevant Account Holder on its behalf of the Proposal may be revoked by such Noteholder, or the relevant Account Holder on its behalf, prior to the Closing Date by validly submitting a Block Voting Instruction Withdrawal to the relevant Clearing System. If a Block Voting Instruction has been validly submitted and the Meeting is adjourned, the Notes of each such Noteholder will remain blocked. A Block Voting Instruction may be revoked by validly submitting a Block Voting Instruction Withdrawal prior to the Revocation Deadline in respect of the adjourned Meeting.

The Notes will be unblocked at the earlier of the receipt by the relevant Clearing System of a validly submitted Block Voting Instruction Withdrawal, the Settlement Date, the Longstop Date or the lapse, termination or withdrawal of the Proposal.

All acceptances of the Proposal will be on the basis of the terms contained herein and, once made in the manner described above, will be, with effect from the Revocation Deadline, irrevocable and

binding on the relevant Noteholder and may not be withdrawn. All questions as to validity, form and eligibility (including time of receipt) of any Block Voting Instruction will be determined solely by the Issuer and the Trustee. The Issuer's and the Trustee's determination as to whether or when a Block Voting Instruction is received or whether it is valid or whether an acceptance is properly revoked shall be final and binding.

Do not send Block Voting Instructions or Block Voting Instruction Withdrawals directly to the Issuer, the Joint Dealer Managers, the Trustee or the Principal Paying Agent. Block Voting Instructions and Block Voting Instruction Withdrawals should be sent to the relevant Clearing System.

Termination, Withdrawal and Amendment

The Issuer may, at any time, make or procure the making of a new proposal to the Noteholders on such terms as it may determine. The Issuer shall forthwith notify the Principal Paying Agent of any such new offer and any such new offer will be notified to the Noteholders (as set out below) as promptly as practicable.

The Issuer may, in its discretion, amend the Proposal with the modification of any terms (including, without limitation, the conditions of the Proposal) other than those relating to the definition of Settlement Date and the date of the Meeting, provided that any such modification improves the terms of the Proposal for the Noteholders. Any such modification shall (unless the Proposal has been terminated or withdrawn or has lapsed) also be applied to each Noteholder who has already accepted the Proposal.

Any such amendment, termination or withdrawal may be effected before or after acceptance of the Proposal by any Noteholder, may be applied to any such Noteholder who has so accepted and will be followed promptly by notice thereof to Noteholders (as set out below).

Notice

Save as otherwise provided herein, any notice to a Noteholder in connection with the Proposal and the Cash Payment will be deemed to have been duly given if it is given to the Clearing Systems or published in a leading newspaper having general circulation in Luxembourg (which is expected to be the *d'Wort*) and in a leading newspaper having general circulation in Italy (which is expected to be the *Il Sole – 24 Ore*). The Issuer may, at its discretion, also give notice by any other means it considers appropriate, provided that any notice of any amendment to the terms of the Proposal shall be given at least 10 days before the date of the Meeting and will be given through the Clearing Systems and published in *d'Wort* and *Il Sole – 24 Ore*.

Additional Terms of the Proposal and the Cash Payment

All communications, payments, notices, cheques or certificates to be delivered to or by a Noteholder will be delivered by or sent to or by it at its own risk.

Each Noteholder submitting a Block Voting Instruction shall be deemed to have agreed to indemnify and hold harmless the Issuer, the Joint Dealer Managers, the Trustee, the Principal Paying Agent and their officers, directors, employees, agents and affiliates against all and any losses, costs, claims, liabilities, expenses, charges, actions or demands which any of them may incur or which may be made against any of them as a result of any breach of any of the terms and conditions of, or any of the representations, warranties and/or undertakings given pursuant to, the Proposal by any such Noteholder.

The Proposal, each Block Voting Instruction and each Block Voting Instruction Withdrawal shall be governed by and construed in accordance with English law. By accepting the Proposal, a Noteholder irrevocably and unconditionally agrees for the exclusive benefit of the Issuer, the Joint Dealer Managers, the Trustee and the Principal Paying Agent that the courts of England are to have

jurisdiction to settle any disputes which may arise in connection with the Proposal or any of the documents referred to above and that, accordingly, any proceedings arising out of or in connection with the foregoing may be brought in such courts (without limiting the right of the Issuer, the Joint Dealer Managers, the Trustee or the Principal Paying Agent to bring any proceedings in any other court of competent jurisdiction).

None of the Issuer, the Joint Dealer Managers, the Trustee, the Principal Paying Agent or any of their respective officers, directors, employees, agents or affiliates makes any recommendation as to whether or not Noteholders should accept the Proposal or otherwise exercise any rights in respect of the Notes. Noteholders must make their own decision with regard to acceptance.

The Issuer's interpretation of the terms and conditions of the Proposal (including the instructions in any Block Voting Instruction or any Block Voting Instruction Withdrawal) shall be final and binding. No alternative, conditional or contingent instructions will be accepted. The Issuer and the Trustee in their discretion may (a) reject any Block Voting Instruction submitted by a Noteholder who is, or at any time becomes, in breach of any representation, warranty or undertaking of the Noteholder in respect of the Proposal or (b) elect to treat as valid a Block Voting Instruction or Block Voting Instruction Withdrawal not complying in all respects with the terms and conditions of the Proposal or in respect of which the Noteholder does not comply with all the subsequent requirements of these terms.

Unless waived by the Issuer, any irregularities in connection with acceptances or withdrawals must be cured within such time as the Issuer in its discretion shall determine. None of the Issuer, the Joint Dealer Managers, the Trustee, the Principal Paying Agent or any other person will be under any duty to give notification of any defects or irregularities in such acceptances or withdrawals, nor will any of such entities incur any liability for failure to give such notification. Acceptances or withdrawals in respect of such Notes will be deemed not to have been made until such irregularities have been cured or waived.

If any written communication addressed to the Issuer, the Joint Dealer Managers, the Trustee or the Principal Paying Agent is signed on behalf of a Noteholder (by an attorney-in-fact, custodian, trustee, administrator, director or officer of a corporation or any other person acting in a fiduciary or representative capacity) that fact should be indicated on the relevant communication and a power of attorney or other form of authority, in a form satisfactory to the Issuer, must be delivered to the Principal Paying Agent by the end of the Proposal Period. Failure to submit such evidence as aforesaid may result in rejection of the acceptance or withdrawal. Neither the Issuer nor the Principal Paying Agent shall have any responsibility to check the genuineness of any such power of attorney or other form of authority so delivered and may conclusively rely on, and shall be protected in acting in reliance upon, any such power of attorney or other form of authority.

None of the Issuer, the Joint Dealer Managers, the Trustee or the Principal Paying Agent shall accept any responsibility for failure of delivery of any Block Voting Instruction, Block Voting Instruction Withdrawal or any other notice or communication. None of the Issuer, the Joint Dealer Managers, the Trustee, the Principal Paying Agent or the Paying Agents assumes any responsibility for and shall not be liable for any failure or omission on the Clearing System's part to forward any communication from (i) the Issuer and the Principal Paying Agent to the holders of the Notes communicated via the Clearing Systems or (ii) the Clearing Systems in respect of any Block Voting Instruction and/or Block Voting Instruction Withdrawal.

If the Proposal is terminated or withdrawn after any Noteholder has accepted the Proposal, the Issuer shall give Noteholders notice thereof as provided herein.

Taxation

In view of the number of different jurisdictions where tax laws may apply to a Noteholder, this document does not discuss the tax consequences to Noteholders of the subject of this Proposal or the Cash Payment. Noteholders are urged to consult their own independent financial or other professional

advisers regarding possible tax consequences under the laws of the jurisdictions that apply to them or to the Proposal generally and the Cash Payment in particular. Noteholders are liable for their own taxes and have no recourse to the Issuer, the Trustee, the Principal Paying Agent or the Paying Agents with respect to taxes arising in connection with the Proposal or the Cash Payment.

Withholding Tax

All payments made pursuant to the Cash Payment will be made subject to withholding of or deduction for, or on account of, any applicable taxes, duties, assessments or governmental charges.

Documents Available

Copies of the following documents will be available to Noteholders (upon production of evidence satisfactory to the Principal Paying Agent as to identity) from the office of the Principal Paying Agent set out at the end of this document during normal business hours until the Settlement Date or the date on which the Proposal lapses or is otherwise terminated or withdrawn, as the case may be:

(1) this Notice of Terms of Proposal and Cash Payment (in English and Italian);

(2) the Trust Deed;

(3) the Supplemental Trust Deed

(4) the Agency Agreement dated 22 December 2003;

(5) the Notice of Meeting dated of equal date herewith, including the form (subject to modification) of the Resolutions (in English and in Italian); and

(6) such other documents, if any, as may be required by the Luxembourg Stock Exchange to be made available to Noteholders.

In addition, a copy of the Project of Merger, an Italian language document which contains detailed information on the Merger, has been filed with *Borsa Italiana S.p.A.* and is available for inspection at the offices of Lottomatica S.p.A. at Viale del Campo Boario 56/d, 00153 Rome, Italy during normal business hours.

APPENDIX

EXTRAORDINARY RESOLUTIONS

First Extraordinary Resolution Authorising the Trustee and the Financial and Legal Advisors to the Issuer and the Trustee to Attend and Speak at the Meeting

"THAT this Meeting of the holders of those of the €360,000,000 4.80 per cent. Notes due 2008 (the "Notes") of Lottomatica S.p.A. (the "**Issuer**") that are presently outstanding constituted by a trust deed dated 22 December 2003 (the "**Trust Deed**") made between the Company and J.P. Morgan Corporate Trustee Services Limited (the "**Trustee**") as trustee for the holders of the Notes (the "**Noteholders**") hereby authorises the Trustee and the financial and legal advisors to the Issuer and the Trustee to attend and speak at the Meeting convened on today's date to approve the Proposal (as defined in the Notice of Meeting and the Notice of Terms of Proposal and Cash Payment, each dated 9 September 2005, issued by the Issuer and addressed to the Noteholders) and certain other matters and at any adjournment of this Meeting".

Second Extraordinary Resolution Approving the Proposal

"THAT this Meeting of the holders of those of the €360,000,000 4.80 per cent. Notes due 2008 (the "**Notes**") of Lottomatica S.p.A. (the "**Issuer**") that are presently outstanding constituted by a trust deed dated 22 December 2003 (the "**Trust Deed**") made between the Company and J.P. Morgan Corporate Trustee Services Limited (the "**Trustee**") as trustee for the holders of the Notes (the "**Noteholders**") hereby:

1. approves the merger of Lottomatica S.p.A. and FinEurogames S.p.A. by way of incorporation into NewGames S.p.A. (the "**Merger**");

2. waives any event of default (including, without limitation, under any of condition 8(f)(iv), 8(g) or 8(h) of the Terms and Conditions of the Notes as the case may be) arising from the implementation of the Merger or from any steps undertaken in relation to the Merger;

3. approves the substitution of Lottomatica S.p.A. with NewGames S.p.A. (to be renamed Lottomatica S.p.A.) in the Conditions of the Notes and the Trust Deed as the issuer of the Notes;

4. sanctions and assents to every abrogation, modification, compromise or arrangement in respect of the rights of the Noteholders and the holders of the Coupons (as defined in the Trust Deed) appertaining to the Notes against the Issuer or any of its property involved in or proposed to be affected by the Merger and/or this Extraordinary Resolution and its implementation;

5. authorises, directs, requests and empowers the Trustee to concur in and execute a supplemental trust deed (supplemental to the Trust Deed) to implement the Proposal in the form of the draft produced to this Meeting (the "**Supplemental Trust Deed**") and for the purposes of identification signed by the Chairman thereof with such amendments (if any) thereto as the Trustee shall require and to concur in, and to execute and do, all such other deeds, instruments, acts and things as may be, in the opinion of the Trustee, necessary or desirable to carry out and give effect to this Extraordinary Resolution and the implementation of the Proposal; and

6. discharges and exonerates the Trustee from any liability in respect of any act or omission for which it may become responsible under the Trust Deed and the Notes as a result of executing any deeds, instruments, acts and things done to carry out and give effect to this Extraordinary Resolution and to implement the Merger."

In accordance with normal practice, the Trustee expresses no opinion on the merits of the Proposal and the proposed waivers under the Terms and Conditions and the Proposal, which are the subject of the Extraordinary Resolutions (the "**Proposed Waivers**") and the Proposal but has authorised it to be stated that on the basis of the information set out herein, it has no objection to the Extraordinary Resolution being submitted to the Noteholders for their consideration. The Trustee has, however, not been involved in formulating the Proposal and the Proposed Waivers, and makes no representation that all relevant information has been disclosed to Noteholders in the Notice of Meeting or herein. Accordingly, the Trustee recommends that Noteholders who are in any doubt as to the impact of the implementation of the Proposal and the Proposed Waivers seek their own independent financial or legal advice.

ISSUER

Lottomatica S.p.A.
Viale del campo Boario 56/d
00153 Rome
Contact: Simona D'Agostino
Tel: +39 06 5189 9829
E-mail: s.dagostino@lottomatica.it

JOINT DEALER MANAGERS

MCC S.p.A. - Capitalia Gruppo Bancario
Via Piemonte, 51
00187 Rome
Contact: Luigi Stella
Tel: +39 06 47912045
E-mail: lstella@mcc.it

Merrill Lynch International
Merrill Lynch Financial Centre
2 King Edward Street
London EC1A 1HQ
Contact: Asar Mashkoor
Tel: +44 20 7995 3715
E-mail: asar_mashkoor@ml.com

UBM - UniCredit Banca Mobiliare
Corso Italia, 3
20122 Milan
Contact: Carlo Manzato
Tel: +39 02 72722965
E-mail: carlo.manzato@ubm.it
or
Mauro Girotti
Tel: +39 02 88623296
E-mail: mauro.girotti@ubm.it

PRINCIPAL PAYING AGENT

JPMorgan Chase Bank, N.A.
Trinity Tower
9 Thomas More Street
London E1W 1YT
Contact: Karen Sheridan
Tel: +44 (0) 207 777 5908 or
E-mail: karen.sheridan@jpmorgan.com
or
Edmond F. Leedham
Tel: +44 (0) 207 777 9458
E-mail: edmond.f.leedham@jpmorgan.com

PAYING AGENT

J.P. Morgan Bank Luxembourg S.A.
European Bank & Business Centre
6 route de Trèves
L-2633 Senningerberg
Grand Duchy of Luxembourg
Contact: ITS Operations
Tel: +352 4628 5496
Fax: +352 46268 5804

PRESS RELEASE

Noteholders Meeting approved today the merger of Lottomatica and Fineurogames S.p.A. into NewGames S.p.A.

Cash payment to the Noteholders

Rome, October 10th, 2005 – Lottomatica communicates that today a Meeting of the Noteholders of its €360,000,000 4.80 per cent Notes due 2008 (ISIN Code: XS0182313527), approved the merger of Lottomatica and FinEuroGames S.p.A. into NewGames S.p.A. and, effective from the date of efficacy of the merger, the replacement of Lottomatica with NewGames S.p.A. in the quality of Issuer of the Notes as well as certain other waivers to the Terms and Conditions of the Notes, for the purpose of the implementation of the same merger.

Lottomatica will pay to all Noteholders an *una tantum* cash payment of 0.30% of the principal amount of the outstanding Notes.

For further informations:
AD HOC Communication Advisors Tel: 02/7606741
Mario Pellegatta – Matteo Cidda Mobile: 335/1415585
This and the previous press releases are available on the website
www.adhoccommunication.it

[LOGO]

LOTTOMATICA S.P.A.
(the Issuer)
(incorporated as a societá per azioni under the laws of the Republic of Italy)

NOTICE
to the holders of those of the
€360,000,000 4.80 per cent. Notes due 2008
of the Issuer

presently outstanding
(the "**Noteholders**" and the "**Notes**" respectively)

NOTICE IS HEREBY GIVEN to the holders of the above Notes that, at the Meeting of such holders convened by the Notice published in the *d'Wort* and the *Il Sole – 24 Ore* on 9 September 2005 and delivered to Euroclear Bank S.A./N.V., as operator of the Euroclear System and Clearstream Banking, *sociétè anonyme* on 9 September 2005 and held on 10 October 2005, the Extraordinary Resolutions set out in such Notice were duly passed. Accordingly modifications referred to in the Extraordinary Resolution will be implemented with effect on the effective date of the proposed merger of Lottomatica S.p.A. with and into NewGames S.p.A., as more fully described in the Notice of Meeting. Payment of the Cash Payment described in The Notice of Meeting and in The Notice of Terms of Proposal and Cash Payment of equal date therewith will be made on or about 17 October 2005 in accordance with the Notice of Terms of Proposal and Cash Payment.

This Notice is given by
LOTTOMATICA S.P.A.
Viale del Campo Boario 56/d, 00153 Rome, Italy

Dated October 11, 2005